Form 20-F
period 2013-12-31
Dehaier Medical Systems Ltd
filed 2014-04-01
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED
 (Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Room 501, 83 Fuxing Road
Haidian District, Beijing 100856
People’s Republic of China
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common shares, par value $0.002731 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2013, there were 4,668,000 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                       Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                              Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).            Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                                         Yes ☐ No ☒

i

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

i

PART I

Unless the context requires otherwise, references in this report to “Dehaier,” “we,” “us,” “our company,” and “our” refer to (i) Dehaier Medical Systems Limited, a British Virgin Islands company, (ii) Beijing Dehaier Medical Technology Company Limited, a PRC company (“BDL”), and (iii) Beijing Dehaier Technology Company Limited, a PRC company (“BTL”).

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.                   Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2011 have been derived from our audited consolidated balance sheet as of December 31, 2011, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2009 and 2010, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the years ended
	December 31,
	2013	2012	2011	2010	2009
	US$	US$	US$	US$	US$
Statement of Operations Data:
Revenue	16,858,178	21,370,325	21,639,283	19,598,460	12,369,960

Costs of revenue	(10,447,612)	(13,254,587)	(13,696,743)	(11,981,820)	(7,510,718)

Gross profit	6,410,566	8,115,738	7,942,540	7,616,640	4,859,242

Service income	309,060	300,338	281,656	339,379	402,851
Service expenses	(54,761)	(71,376)	(113,861)	(148,016)	(119,455)
General and administrative expense	(1,977,610)	(2,599,368)	(2,620,845)	(1,257,520)	(1,091,675)
Selling expense	(1,182,209)	(1,357,972)	(1,877,303)	(1,421,415)	(700,175)

Operating Income	3,505,046	4,387,360	3,612,187	5,129,068	3,350,788

Financial expenses ( including interest expense of $159,483, $149,488 and $82,136)	(164,074)	(151,720)	(86,712)	(125,764)	(87,435)
Other income	5,033	23,872	34,965	455,950	-
Other expense	-	(173)	(232)	-	-
Loss on disposal of equipment and intangible assets	(473,709)	-	-	-	-
Change in fair value of warrants liability	(346,691)	(180,192)	221,640	(48,109)	-

Income before provision for income tax and non-controlling interest	2,525,605	4,079,147	3,781,848	5,411,145	3,263,353

Provision for income tax	(522,279)	(862,795)	(656,297)	(850,034)	(531,461)

Net income	2,003,326	3,216,352	3,125,551	4,561,111	2,731,892

Non-Controlling interest in income	(7,705)	(10,201)	(22,431)	(21,401)	(57,921)

Net income attributable to Dehaier Medical Systems Limited	1,995,621	3,206,151	3,103,120	4,539,710	2,673,971

Net income	2,003,326	3,216,352	3,125,551	4,561,111	2,731,892

Other comprehensive income
Foreign currency translation adjustments	1,028,124	398,686	1,174,044	744,829	773,127

Comprehensive Income	3,031,450	3,615,038	4,299,595	5,305,940	3,505,019
Comprehensive income attributable to the non-controlling interest	(52,960)	(27,173)	(85,442)	(64,902)	(57,921)

Comprehensive income attributable to Dehaier Medical Systems Limited	2,978,490	3,587,865	4,214,153	5,241,038	3,447,098

Earnings per share
-Basic	0.43	0.7	0.69	1.12	1.29
-Diluted	0.43	0.7	0.69	1.09	0.89

Weighted average number of common shares used in computation
-Basic	4,625,195	4,578,151	4,514,329	4,043,836	2,076,608
-Diluted	4,676,127	4,601,907	4,514,329	4,153,438	3,000,000

	December 31,
	2013	2012	2011	2010	2009
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	2,592,945	3,505,330	3,694,486	5,923,386	1,151,721
Working capital	32,619,067	28,852,500	26,981,557	22,618,735	7,676,800
Total Current Assets	36,427,448	32,692,977	31,629,258	33,393,993	14,922,008
Total Assets	42,207,862	38,282,939	34,977,791	36,882,940	17,784,633
Total Current Liabilities	3,808,381	3,840,477	4,647,701	10,775,258	7,245,208
Non-controlling interest	1,820,273	1,439,906	1,412,733	1,327,291	1,262,389
Total Dehaier Medical Systems Limited shareholders' equity	35,858,351	32,628,390	28,820,888	24,462,282	9,277,036
Common shares,	12,749	12,618	12,454	12,290	8,193
Total equity	37,678,624	34,068,296	30,233,621	25,789,573	10,539,425

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2009	6.8259	6.8275	6.8244	6.8299
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.1632	6.1432	6.1243	6.1647

Source: Federal Reserve Statistical Release
____________________
(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Risks Related to Our Business

Our business is seasonal and revenues and operating results could fall below investor expectations during certain periods, which could cause the trading price of our common shares to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, during the period from April to May, we generally experience an increase in revenues associated with our attendance at the China International Medical Equipment Fair, the largest exhibition of medical equipment, related products and services in Asia-Pacific region. This fair occurs in the spring each year. In addition, we generally experience an increase in revenues in the period from September through November. This increase is associated with hospital purchasing designed to extinguish governmental budgets prior to the fiscal year end. We believe that our first quarter performance will generally decline as a result of the lack of business conducted during the Chinese Lunar New Year Holiday. To the extent our financial performance fluctuates significantly, investors may lose confidence in our business and the price of our common shares could decrease.

We may fail to effectively develop and commercialize new products and services, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The respiratory and oxygen homecare market is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, short product life cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner the new and advanced products that our customers demand. New products contribute significantly to our revenues. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. In the future, we may be unable to offset the effect of declining average sales prices through increased sales volume and controlling product costs. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues that may affect the product’s continued commercial viability.

We sell our products primarily to distributors, and our ability to add distributors will impact our revenue growth. Failure to maintain or expand our distribution network would materially and adversely affect our business.

We depend on sales to distributors for a significant majority of our revenues. Our distributors purchase all products ordered regardless of whether the products are ultimately sold. Products are not purchased by distributors on consignment, and distributors have no right to return unsold products. As our existing distributor agreements expire, we may be unable to renew such agreements on favorable terms or at all, and we do not own, employ or control these independent distributors. Furthermore, we actively manage our distribution network and regularly review the performance of each distributor. We may terminate agreements with distributors, without penalty, if we are not satisfied with their performance for any reason. We periodically terminate relationships with underperforming exclusive distributors. Our distributors may also terminate their relationship with us without penalty. When an exclusive distributor in a particular geographic area fails to meet our expectations, then we are economically incentivized to replace that distributor with a new distributor so that area can be served as well as possible. We occasionally terminate a relationship with a non-exclusive distributor and are more likely to simply appoint another one; however, we have found that in some instances we are better served to replace an underperforming non-exclusive distributor with an exclusive distributor. Additionally, we have found that even in cases where there may not be an economic incentive to terminate a non-exclusive distributor, having the ability to replace a distributor often motivates distributors to increase their efforts to meet our expectations. This policy may make us less attractive to some distributors. In addition, we compete for distributors with other leading medical device companies who may enter into long-term distribution agreements, effectively preventing many distributors from selling our products. As a result, a significant amount of time and resources must be devoted to maintaining and growing our distribution network. Any disruption in our distribution network could have negative effects on our ability to sell our products, which would in turn materially and adversely affect our business, financial condition and results of operations.

We sell products for some of our competitors, some of which compete with our branded products.

We serve as a distributor for other companies’ medical products and also sell medical products that we developed. While we rely on other suppliers’ products for some of our revenues, our self-developed products may, from time to time, compete with these suppliers’ products. Some of our suppliers may seek to restrict our ability sell competing products—either self-developed or developed by other third party suppliers—as a condition of serving as a distributor for their products. Where we are permitted to sell competing products, we may find that sales of a supplier’s products reduce demand for our self-developed products. Where our agreements with suppliers limit our ability to sell competing branded products, we may have to forego developing potentially profitable products. Any of these results could materially harm our business.

We rely on some of our competitors to supply component parts for our branded products.

We obtain some components from companies that are competitors in our market, such as IMD. We are not reliant on these competitors for such components and believe we could obtain these components from other suppliers. We do, however, provide detailed technical specifications to these competitors for use in producing components for our branded products. If these companies were to reverse-engineer or otherwise misappropriate such information, our business could be materially harmed.

Although we do not own or control our distributors, the actions of these distributors may affect our business operations or our reputation in the marketplace.

Our distributors are independent from us, and as such, our ability to effectively manage their activities is limited. Distributors could take any number of actions that could have material adverse effects on our business. If we fail to adequately manage our distribution network or if distributors do not comply with our distribution agreements, our corporate image could be tarnished among end users, disrupting our sales. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws. Recently, the PRC government has increased its anti-bribery efforts in the healthcare sector to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our shares could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

We plan to expand our homecare and technical service products internationally and hope to become a leader in selected international markets. Such expansion can be difficult and time consuming, and if unsuccessful our future profits would be materially and adversely affected.

While we currently operate primarily in China, we envision competing in selected international markets with our homecare and technical service products. We intend to enter into markets in which we have limited or no experience and in which our brand may be less recognized. We plan to devote significant resources to marketing and promoting our brand internationally and attracting distributors in foreign markets. Success in international markets will depend on our ability to attract a sufficient number of distributors suitable for selling our branded products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to operate effectively in these markets.

Operation in international markets will also expose us to many other risks, including but not limited to:

•	political instability;
•	economic instability and recessions;
•	changes in tariffs;
•	difficulties of administering foreign operations generally;
•	limited protection for intellectual property rights;
•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;
•	financial condition, expertise and performance of international distributors;
•	export license requirements;
•	unauthorized re-export of our branded products;
•	inability to purchase our distributed products from international suppliers at competitive prices;
•	potentially adverse tax consequences; and
•	inability to effectively enforce contractual or legal rights.

We are highly dependent on our key personnel such as key executives and research and development personnel.

We are highly dependent on the continued service of our key executives and other key personnel. In particular, we substantially rely on our chairman and chief executive officer Mr. Ping Chen to manage our business and operations. We also rely on key research and development personnel for the development of new products. In addition, we rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We have entered into standard one-year employment contracts with all of our officers and managers and other key personnel and one-year employment contracts with our other employees. These contracts prohibit our employees from engaging in any conduct or activity that would be competitive with our business during the course of their employment. Loss of any of our key personnel could severely disrupt our business. We may not be able to find suitable or qualified replacements, and will likely incur additional expenses in order to recruit and train any new personnel.

Competition for qualified management and key personnel in the medical technology field is intense and the pool of qualified candidates is limited. We not only compete with other medical device companies but also universities and other research institutions to attract and retain qualified personnel. This intense competition may force us to offer higher compensation and benefit packages in order to attract and retain the most qualified personnel. Our future success depends on our ability to attract and retain these individuals and failure to do so could result in severe disruptions to our business and growth.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. Given the $585 billion stimulus initiative in China and its impact on healthcare, we expect the availability of healthcare to increase, as more hospitals and clinics are developed rurally.

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies, such as RespironicsInc., ResMed Inc., and Covidien, as well as domestic Chinese companies such as Jiangsu Yuyue. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

•	greater financial and other resources;
•	larger variety of products;
•	more products that have received regulatory approvals;
•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;
•	patent portfolios that may present an obstacle to our conduct of business;
•	greater knowledge of local market conditions where we seek to increase our international sales;
•	stronger brand recognition; and
•	larger sales and distribution networks.

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. The timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. As we expect demand for our products to increase along with the availability of healthcare, we must continue to focus on competitive pricing and innovation by being at the forefront of market trends and improving our product and service offerings. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

Some of our internationally-based competitors may establish production or research and development facilities in China, while others may enter into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive branded products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our branded products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our branded product cost advantages.

We believe that corrupt practices in the medical device industry in China still occur. To increase sales, certain manufacturers or distributors of medical devices may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policy prohibits these practices by our direct sales personnel and our distribution agreements require our distributors to comply with applicable law. As a result, as competition intensifies in the medical device industry in China, we may lose sales, customers or contracts to competitors.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our distributors typically order our products on a purchase order basis. We project demand for our products based on rolling projections from our distributors, our understanding of anticipated hospital procurement spending, and distributor inventory levels. Lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers, however, make it difficult for us to forecast future demand accurately.

If we overestimate demand, we may purchase more distributed products or more unassembled parts or components for our branded products than we require. If we underestimate demand, our third party suppliers may have inadequate supply of distributed products or unassembled parts or product component inventories, which could interrupt the assembly process and delay shipments of our branded products, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventory closely with our projected product needs and by, from time to time, deferring our purchase of components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and assembly flexibility, we may fail to accurately forecast demand and coordinate our procurement and assembly to meet demand on a timely basis. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the home respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;
•	information technology system enhancement;
•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls and information technology systems; and
•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of our products are subject to regulation in China. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the CFDA. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new branded products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. Similarly, if the third parties from which we buy our distributed products fail to obtain such clearance, we would be unable to sell such distributed products, and our sales and profitability could be materially and adversely affected.

We generate a significant portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations.

We derive a substantial percentage of our revenues from a small number of products. We expect a small number of our key products will continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products is critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of these products could materially and adversely affect our financial condition and results of operations.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

The medical devices we assemble and sell can expose us to potential product liability claims if the use of these products causes or is alleged to have caused personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We do not maintain product liability insurance to cover potential product liability arising from the use of our branded products because product liability insurance available in China offers only limited coverage compared to coverage offered in many other countries. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and could materially and adversely affect the marketability of our branded products and our reputation, as well as our business, financial condition and results of operations.

Moreover, a material design, manufacturing or quality failure or defect in our branded products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Also, if these products are deemed by the authorities in the countries where we sell our branded products to fail to conform to product quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to assemble or sell violating and other products could be suspended or revoked.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. We do not have any understanding, commitment or agreement in place with regard to any such acquisitions at this time. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;
•	unforeseen or hidden liabilities;
•	the diversion of resources from our existing businesses and technologies; our inability to generate sufficient revenue to offset the costs of acquisitions; and
•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

In the event we are unable to complete acquisitions, we have reserved the right to reallocate such funds to our working capital. If this happens, we would have broad discretion over the ultimate us of such funds, and we could use such funds in ways with which investors might disagree.

We may need additional capital in the future, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

In order for us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital in the future. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;
•	general market conditions for capital raising activities by medical device manufacturers and other related companies; and
•	economic, political and other conditions in China and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.

If we experience a significant number of warranty claims, our costs could substantially increase and our reputation and brand could suffer.

We typically sell our branded products with warranty terms covering 12 months after purchase. Our branded product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our branded products.

Foreign Operational Risks

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

While the PRC economy has grown more rapidly in the past 30 years than the world economy as a whole, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in the PRC.

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” BDL is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

If the investing public’s perception of smaller companies from China worsens, our share price may decrease and we may have difficulty accessing U.S. capital markets.

In recent months, a number of smaller companies from China have had the trading of their securities in the United States halted, delisted or otherwise affected for a variety of reasons. As a result, investors may be concerned about purchasing the securities of any smaller Chinese company. To the extent the investing community is reluctant to purchase such securities or discounts the value of the securities of companies that operate primarily or exclusively in China, our share price may also be adversely affected, regardless of whether there are specific concerns about our company. This could not only harm our share price but could also make it more difficult for us to conduct any future offering of our securities at a price that is acceptable to our company or at all.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early state of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

The Chinese enterprise income tax law will affect tax exemptions on the dividends we receive and increase the enterprise income tax rate applicable to us.

We are a holding company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our business through our wholly owned Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China were not subject to the Chinese enterprise income tax.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008. Such tax exemptions ceased with the effectiveness of the EIT Law.

Under the EIT Law, if we are deemed to be a non-resident enterprise for Chinese tax purposes, a withholding tax at the rate of 10% would be applicable to any dividends paid by our Chinese subsidiaries to us. However, if we are deemed to have a “de facto management organization” in China, we would be classified as a resident enterprise for Chinese tax purposes and thus would be subject to an enterprise income tax rate of 25% on all of our income. At present, the Chinese tax authority has not issued any guidance on the application of the EIT Law and its implementing rules on non-Chinese enterprises or group enterprise controlled entities whose structures are like ours. As a result, it is unclear what factors will be used by the Chinese tax authorities to determine whether we are a “de facto management organization” in China. However, as substantially all members of our management team are located in China, we may be deemed to be a resident enterprise and therefore subject to an enterprise income tax rate of 25% on our worldwide income, with the possible exclusion of dividends received directly from another Chinese tax resident. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our shares may be adversely affected.

BDL may also be required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, the staff welfare and bonus funds, and the enterprise expansion reserve, which may not be distributed to equity owners.

Pursuant to the Law of Chinese-Foreign Equity Joint Ventures, Chinese-foreign equity joint ventures are required to allocate a portion of their after-tax profits in accordance with their Articles of Association, to the general reserve, the staff welfare and bonus funds, and the enterprise expansion reserve. According to the Articles of Association of BDL, the amount of each reserve is determined by BDL’s board of directors. The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the general reserve into capital. The employee welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC law.

As of the date of this prospectus, the amounts of these reserves have not yet been determined, and we have not committed to establishing such amounts at this time. Under current PRC laws, BDL is required to set aside reserve amounts, but has not yet done so. BDL has not done so because PRC authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the companies’ organizational documents and BDL’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, PRC authorities may require BDL to rectify its noncompliance and we may be fined if we fail to do so after warning within the time period set in the warning.

PRC law requires allocation to the general reserve before distribution of the after-tax profits of foreign invested companies, which could prevent us from receiving the dividends from BDL.

PRC law requires that the after-tax profits of foreign invested companies be distributed after a portion of after-tax profits is allocated to the reserve; therefore if for any reason, the dividends from BDL cannot be repatriated to us or not in time, then it may detrimentally affect our cash flow and even cause us to become insolvent.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from BDL. Shortages in the availability of foreign currency may restrict the ability of BDL to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at is discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

 If PRC law were to phase out the preferential tax benefits currently being extended to certified high technology companies or if we were to fail to be certified to receive such a benefit, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under PRC laws and regulations, a company may enjoy preferential tax benefits if it is certified as a high technology enterprise. As a certified high technology enterprise, we are subject to an enterprise income tax rate of 15% tax rate so long as we continue to be so certified. If the PRC law were to phase out preferential tax benefits currently granted to certified high technology enterprises or if we were to fail to be certified to receive such a benefit, we would be subject to the standard statutory tax rate, which currently is 25%.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary, BDL, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In October 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The October 2005 SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, as required under this regulation. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because the BDL is based in China, our shareholders may have greater difficulty in obtaining information about it on a timely basis than would shareholders of a U.S.-based company. BDL’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about it from sources other than BDL itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Item 4.                   Information on the Company

A.	History and Development of the Company

Our founder, Mr. Ping Chen, founded Beijing Dehaier Technology Company Limited, a PRC company controlled by our chief executive officer, Mr. Ping Chen (“BTL”) on July 5, 2001 to develop and distribute medical devices. He currently owns approximately 86% of BTL, and his wife and employees of Dehaier Medical Systems Limited own the remaining 14% of BTL. BTL leases some of our property to us and provides certain transportation and repair services to medical devices for which we are not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, own the majority Beijing Dehaier Medical Technology Company Limited (“BDL”), a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

In 2003, in order to continue to grow our business, BTL engaged in a corporate restructuring and Series A venture capital financing. As a result of those actions, Dehaier, BDL and De-haier Medical Systems (Hong Kong) Limited (“DHK”) were established and a venture capital investor, De-haier Investment Holdings, Ltd., a British Virgin Islands company, became a shareholder in Dehaier. At the same time, Mr. Chen’s wholly-owned company, Chen Ping Ltd., became a shareholder in Dehaier, and we created the holding company structure that is currently in place.

Dehaier was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003 under the name “De-Haier Medical Systems Limited.” We changed this name to “Dehaier Medical Systems Limited” on June 3, 2005. Dehaier is a holding company. Dehaier does not conduct business in China and instead relies on BDL to conduct business in China.

On September 24, 2003, we established BDL. BDL conducts substantially all of our operations in China and is responsible for generating substantially all of our revenues. BDL was formed as a joint venture between a Chinese entity, BTL, and a foreign invested enterprise, Dehaier, in order to allow foreign investments to be used to grow our business. Because BDL is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to have foreign investments and to be established as a Chinese-foreign equity joint-venture. This structure allowed BDL access to foreign capital that would not have been available outside this structure. In addition to its engagement in an encouraged industry, the use of this joint venture structure allowed BDL to take advantage of favorable tax rates available prior to January 1, 2008. Before January 1, 2008, equity joint-ventures such as BDL could enjoy a preferential enterprise income tax rate of 24%. In addition to the lower standard rate, such equity joint-ventures were also allowed a two-year income tax exemption from the date they first became profitable and a 50% income tax reduction for the following three years after that time. After January 1, 2008, the income tax rates were unified at 25% under the PRC Enterprise Income Tax Law; however, BDL’s ability to pay lower income taxes prior to this date left it with more net income with which to grow its business.

On October 15, 2003, we founded DHK and created a holding company structure by which we are the parent company of BDL and DHK. DHK was formed in anticipation of opportunities to make use of its status as a Hong Kong company to grow our business; DHK was shut down on December 19, 2011 due to a change in business strategy. BDL has been focused on the development and distribution of medical devices since its inception and began developing its respiratory and oxygen homecare business in 2006.

Effective as of January 5, 2007, we completed a Series B venture capital financing with Crystal East Group Limited, a British Virgin Islands company. Crystal East Group Limited subsequently completed the transfer of its shares to its individual shareholder, Yijen Chen.

On April 22, 2010, we completed an initial public offering of 1,500,000 common shares. The offering was completed at an issuance price of $8.00 per share. Prior to the offering, the Company had 3,000,000 issued and outstanding shares, and after the offering, the Company had 4,500,000 issued and outstanding shares. The Company issued (a) to the placement agent in the initial public offering, warrants to purchase 150,000 common shares for an exercise price of $10.00 per share and (b) to the Company’s investor relations firm, warrants to purchase 7,500 common shares at an exercise price of $9.60 per share. Both the placement agent’s warrants and the investor relations firm’s warrants have a term of five years.

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million. This amount does not include any proceeds from warrant exercises. The warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

Relationship among Dehaier, BTL and BDL

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Dehaier owns 96.37% of BDL, and BTL owns 3.63% of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

BTL leased its building to BDL from January 1, 2013 to December, 31 2013. The contract has been renewed from January 1, 2014 to December 31, 2014. At December 31, 2013, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$ 2,477,715). Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by BDL and an officer of the Company.

B.            Business Overview

We are a company in the business of developing and distributing medical devices and provider of sleep respiratory products and services. We have been focusing on developing sleep respiratory and oxygen homecare products in particular since 2006.

We distribute products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported. Our distribution offerings are mostly equipment used in the operating room, the intensive care unit (“ICU”) and the emergency room.

Besides distributing medical devices, we also design, develop and market our own proprietary products and medical components. Because we do not run any manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our proprietary products require light assembly by us before distribution.

We sell our products primarily through distributors, but we also make direct sales to hospitals, clinics, government health bureaus, government organizations and individuals. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

Recent Developments

In January 2013, the Company won Guizhou Province medical equipment procurement bid worthy of $650,000. The procurement agreement is with Beijing Kanglian Medicine Company and is part of the China Development Bank's ("CDB") Rural Medical and Healthcare Infrastructure Project in Guizhou province.

In February 2013, the Company cooperated with Mindray to win procurement bid to sell 79 units of Mindray's M7 color Doppler ultrasound machines.

In April 2013, the Company became the exclusive after-sales service agent of HEYER Medical AG. The agreement appointed Dehaier as exclusive after-sales service agent of Heyer Medical AG ("Heyer") for its anesthesia machine and ultrasound nebulizer products.

In May 2013, the Company signed a strategic cooperation agreement with WideMed.to become WideMed's exclusive partner in China to market the Morpheus Ox System, a cost-effective, portable home sleep diagnostic and monitoring solution which enables to diagnose sleep disorders using a standard oximeter recording plethysmograph signal.

In July 2013, the Company presented at 2013 China Sleep Medicine Congress with its newly developed Morpheus Ox System in Wuxi city, Jiangsu Province.

In August 2013, the Company established a powerful server in Beijing for its Morpheus Ox software, which currently enables hundreds of hospitals to upload sleep data after patients use the sleep diagnostics and simultaneously generates sleep diagnosis reports for patients.

In September 2013, the Company won large-scale medical equipment procurement bid valued at approximately $600,000 (RMB 3.7 million). The procurement agreement is with Beijing Kanglian Medicine Company and is part of the China Development Bank's ("CDB") Rural Medical and Healthcare Infrastructure Project in Guizhou and Hebei provinces.

In September 2013, the Company presented at 2013 Annual Congress of Chinese Thoracic Society with its Morpheus Ox System in Dalian, Shandong Province.

In October 2013, the Company visited Israel to meet with high-tech medical companies and pursue further discussions with its long-term partner, WideMed Ltd., to broaden cooperation opportunities.

In November 2013, the Company completed research and development for its new DHR-998 sleep diagnostics device. The new device is a technological upgrade based on the original high efficiency sleep diagnostic and monitoring product. The device, which features an enhanced and more user-friendly operating system, analyzes user respiratory quality more accurately across five testing variables, PPG (plethysmograph), oxygen saturation, heart rate, snoring and body position.

In November 2013, the Company won large-scale medical equipment procurement bid valued at approximately $918,000 (RMB 5.6 million). Signed with Beijing Kanglian Medicine Company, this procurement agreement is part of the China Development Bank's ("CDB") Rural Medical and Healthcare Infrastructure Project in Hebei and Hunan provinces.

In November 2013, the Company participated in the MEDICA 2013 International Trade Fair in Dusseldorf, Germany.

In December 2013, the Company participated in Zdravookhraneniye'2013 Health Care Exhibition in Moscow.

In December 2013, the Company won medical equipment procurement bid for Shanxi Province Project valued at approximately $600,000 (RMB 3.7 million). Under the bid, Dehaier will provide Cardiac Color Doppler Ultrasonic Diagnostic Apparatus to rural hospitals and clinics in Shanxi Province under China's New Rural Infrastructure Project. The Project is supported by the China Development Bank, one of China's three national policy banks.

In December 2013, the Company attended Sleep Apnea Seminar in Qingdao on December 21, 2013. Dehaier displayed and demonstrated the Sleep Respiratory Diagnosis System to the audiences.

In January 2014, the Company received CFDA approval for its second generation DHR998 Sleep Diagnostic Device from the Chinese State Food and Drug Administration. Dehaier has now formed a comprehensive line of products to address the market demands of sleep diagnosis, sleep apnea treatment and CPAP treatment evaluation.

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million. This amount does not include any proceeds from warrant exercises. The warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

Our Products

Our proprietary and distributed products include two major categories: (i) medical devices (including supporting products) and (ii) sleep respiratory and oxygen therapy products (previously defined as respiratory and oxygen homecare products). Our medical devices proprietary and distributed products are mainly used in hospitals and clinics, while the sleep respiratory and oxygen therapy products are mainly for hospitals, sleep centers, at-home use by individual, emergency center, national defense and national disaster relief circumstances.

Our Proprietary Products

Our management believes that our proprietary products, which are generally less expensive than products from foreign companies, tend to be more attractive to smaller city and rural hospitals and healthcare facilities and other end-users for whom price is a significant factor in deciding whether to purchase our products. Our proprietary products include medical devices and related supporting/technical service products, and sleep respiratory and oxygen therapy products.

Medical Devices (Including Related Supporting Products)

•
Mobile Medical X-Ray Image Devices. We provide four types of DHR Explorer Series mobile and C-armed X-ray machines. X-ray is used for visualizing bone structures and other dense tissues such as tumors. These mobile and C-armed X-ray machines provide added convenience for use in hospitals and clinics. Our C-arm series of X-ray systems are suitable for ortho reduction and fixation procedures, intervertebral disc imaging and treatment, spinal operation, uterine and oviduct imaging, bladder and ureter imaging and gastric imaging.

•
Anesthesia Machines. We provide two types of DHR ORSA Series anesthesia machines. These machines are used by anesthesiologists to support the administration of anesthesia. These machines administer a precise and continuous supply of anesthetic gases and vapors to the patient at accurate and safe levels of pressure and flow. These machines maintain a continuous, closed-loop control over the pressure of gas within a patient’s mouth or respiratory according to the selected pressure input. In addition, these machines feature a modular design for mobility and ease of maintenance, cleaning and disinfection.

•
Ventilator Air Compressor. We provide two types of air compressors to support medical ventilators in surgery by supplying continuous airflow for the ventilator. Where a facility lacks a central pressured air supply system, our C250 and C280 air compressors provide a portable source of such pressured air. Our air compressors feature oil-less motors, large locking castors, high flow capacity, and spill-proof switches. We have designed our air compressors to be adaptable for use with any ventilator.

•
Trolleys for Ventilators. We provide three types of trolleys to hold ventilators and their accessories for mobility. These trolleys can be fit with a monitor to further enhance the portability and utility.

•
Sterilizers for Ventilators. We provide one type of sterilizer to treat the air from patients in order to control cross-contamination and infection in a facility in general and for subsequent ventilator patients in particular.

Sleep Respiratory and Oxygen Therapy Products

•
Oxygen Concentrating Products. We provide two types of oxygen concentrator products, including, the DHR-3L/5L Oxi-Fairy and the DHR-3L/5L Oxi-Pioneer. These products use our patented advanced Pressure Swing Absorbing (“PSA”) technology to produce highly-concentrated, therapeutic-level oxygen (approximately 90% oxygen concentration) from air at normal temperatures. These products are used by patients with cardiovascular disease, respiratory diseases, such as chronic obstructive pulmonary disease, and geriatric patients.

•
Sleep Apnea Treatment Products. We have designed and expect to provide several products designed for obstructive sleep apnea (“OSA”) therapy. These products include our DHR CPAP C5, DHR Auto CPAP A8, and DHR Auto S-CPAP A9. Our DHR CPAP C5, Auto CPAP A8 and DHR S-CPAP A9 are in the process of obtaining CFDA approval and will not be available for sale until we receive such approval. While we expect to receive this approval within the first half of 2010, we cannot guarantee that we will obtain such CFDA approval in this timeframe or all. These products are all non-invasive therapy products that treat symptoms of sleep apnea. Our CPAP devices do not cure apnea but instead use air pressure to open customers’ airways to reduce snoring and apnea disturbances during sleep. Our automatic CPAP products provide air pressure at a customized, adjustable level, while our traditional CPAP products provide a constant level of air pressure.

18

•
Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea requiring use of a CPAP device. We have obtained the CFDA for DHR998 in January 2014 and now waiting for the CFDA approval for DHR 999.

•
Effective Oxygen Supplement System. We integrate an effective oxygen supplement system on the basis of newly-distributed oxygen valve and portable oxygen tanks. This enhanced system can be widely applied to particular circumstances including hospital, emergency treatment, disaster relief, national defense, homecare and homecare oxygen therapy service.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs were $484,770, $230,854 and $268,038 for the years ended December 31, 2013, 2012 and 2011, respectively. Our research and development team consists of 20 engineers, representing more than one-fifth of our employees.

Our project selection goals focus on projects that we believe are commercially feasible, can generate significant revenue and can be introduced into the market in the near-term. While our research and development department may conduct research into areas that are likely to lead to short-, medium- and long-range business opportunities for our company, we focus our development of products on those solutions we believe are most likely to generate significant near-term revenues. Thus, we would generally devote more resources to a solution expected to have an immediate financial return (for example, a ventilator) than to a project with a potentially greater overall payoff that is more distant and tenuous (for example, an artificial lung).

Our management seeks feedback from our distribution network to learn about needs for future products and improvements to existing products that our research and development department can seek to address. Once we identify a product opportunity, our sales and service, research and development, and assembly teams work closely together to determine potential market demand for a product and how it fits with our current design and assembly capabilities. We organize regular meetings in which our sales and service, research and development and assembly teams review progress and, if necessary, adjust the emphasis of our research and development projects.

If we deem a new product to be commercially feasible, our research and development team will work closely with our assembly team to move assembly forward. This integrated approach allows us to identify potential difficulties in commercializing our proprietary product or product improvement. Furthermore, it enables us to make adjustments as necessary and develop cost-efficient assembly processes prior to distribution. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market 8 new products, which appeal to a wide range of end-users.

We maintain a 5,400 square foot research and development center in our facility in Beijing, which allows us to compete for skilled research and development technicians and managers. In addition, we are enhancing our research and development ability by cooperating with the research institutes of two top ranking Universities in China: Beijing University of Aeronautics & Astronautics and Beijing University of Technology and Science.

Principal Suppliers – Our Proprietary Products

We us the following principal suppliers to manufacture the components in the products we develop and assemble:

•	Friend of Health (Chuzhou) Medical Technology Co., Ltd.
•	WuXi Gardner Denver Thomas Pneumatic Systems Co., LTD
•	Tianjin HongShiDa Metalware Co., LTD
•	SMC (China) Co., LTD
•	Qing Xian Ri Sheng Electronic Equipment Co., LTD

We believe the components provided by our suppliers are widely available and do not anticipate that we will be unable to obtain these components from other suppliers in the event our principal suppliers are unable or unwilling to supply us. We provide the technical specifications and files needed for our suppliers to manufacture components. We purchase the same components from a wide variety of suppliers.

We outsource the production of some of our oxygen concentrators and air compressors to Friend of Health under production agreements. We provide the technical specifications and files needed for Friend of Health to manufacture these proprietary products. We provide separately outsourced core parts to Friend of Health to incorporate into the components they assemble and distribute for us. We test and approve each part produced by Friend of Health before they begin mass production. We require Friend of Health to maintain minimum supplies of our proprietary products and components for use in our proprietary products, and we permit them to sell our proprietary products only in Chuzhou. Friend of Health delivers products to us on credit, and we are required to make payment within 45 days after the date of delivery. Friend of Health is the only supplier that also assembles and distributes finished proprietary products for us.

Assembly of Our Proprietary Products

After our research and development team designs the technical specifications and computer models for our proprietary products, we typically work with an independent contractor to fabricate working prototypes before we commence with the production run of a product. We test prototypes to confirm that they operate as expected and with the quality we require. During the prototyping process, we apply for CFDA approval as necessary. Once both of these processes are completed, we commission a production run of components for assembly into our proprietary products.

We depend on component and product manufacturing and logistical services provided by third parties. All of our proprietary products are manufactured in whole or in part by a variety of third-party manufacturers. While these arrangements may lower operating costs, they also reduce our direct control over production. It is uncertain what effect such diminished control will have on the quality or quantity of products or services, or on our flexibility to respond to changing conditions.

We maintain a 32,000 square foot product center in Changping Science Park in Beijing. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our 20 employees in assembly and by some of our external vendors, such as Friend of Health. Currently, the supply and manufacture of many critical components is performed by sole-sourced third-party vendors in China.

Proprietary Rights for Our Proprietary Products

We are developing a portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. We have two practical patents issued in China for oxygen concentrators. We have five design patents related to our CPAP devices (2), portable sleep screening (2) and diagnostic services (1). In addition, we obtained 10 software copyrights to our C-arm X-Ray machine (1), CPAP machine (5), air compressor (1), anesthesia machine (1) and air concentrator (2). Moreover, we possess proprietary technology and know-how in assembly processes, design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our proprietary products may infringe upon the intellectual property rights of others.

We enter into agreements with all our employees involved in research and development, under which all intellectual property generated during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation and have agreed to disclose and assign to us all inventions conceived by them during their term of employment.

We believe that we have successfully established our brand in China. We have registered trademarks in China for the Dehaier name and logo used on our own-brand products. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party.

Our Distributed Products

Our management believes that our distributed products, which are generally more expensive than products from Chinese companies, tend to be more attractive to larger city hospitals and more affluent healthcare facilities and other end-users for whom perceived quality is a significant factor in deciding which products to purchase. While we believe that the quality of our proprietary products is also strong, we understand that some consumers in China associate more well-known international brands with higher quality than they associate with domestically produced brands.

We serve as a significant distributor in China for several foreign producers of medical devices and sleep respiratory and oxygen therapy products, including IMD, Timesco, HEYER, eVent and GCE. We believe this extensive platform allows us to be responsive to local market demand. We distribute medical devices and sleep respiratory and oxygen therapy products for these companies.

Medical Devices

•
Mobile Medical X-Ray Image Devices. We provide two types of X-ray machines developed by other companies: the IMD Radius Series mobile and C-armed X-ray machine and the IMD Compact Series mobile-X-ray machine.

•
Medical Ventilators. We provide one type of ventilator developed by another company: the Inspiration Ventilators from eVent. The Inspiration Series of medical ventilators mechanically move breathable air to and from the lungs to support breathing support for patients who are physically unable to breathe or who are breathing insufficiently.

•
Anesthesia Machines. We provide two types of anesthesia machines developed by other companies: the Nakomat and Modular models from HEYER. These machines are used by anesthesiologists to support the administration of anesthesia. These machines administer a precise and continuous supply of anesthetic gases and vapors to the patient at accurate and safe pressure and flow levels. These machines maintain a continuous, closed-loop control over the pressure of gas within a patient’s respiratory system according to the selected pressure input. In addition, these machines feature a modular design for mobility and ease of maintenance, cleaning and disinfection.

•
Ultrasonic Nebulizers. We provide one type of ultrasonic nebulizer developed by another company: the Cumulus model from HEYER. These devices are used to treat patients with respiratory disease such as asthma, bronchitis and pneumonia. The ultrasonic nebulizers convert low viscosity liquid drug into fine like particles so that the particles can reach to infectious area in the respiratory tract. Our distributed model, the Cumulus, is the only model in the market to effectively treat infection in the lower respiratory tract area.

•
Laryngoscopes. We provide three types of laryngoscopes developed by other companies: the Optima, Optima XL and Eclipse lines of laryngoscopes from Timesco. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

Sleep Respiratory and Oxygen Therapy Products

•
Oxygen Valve. We offer a high-flow oxygen device named EASE from Gas Control Equipment Corp. It can be connected with a portable oxygen tank or medical gas pipeline system to deliver high flows of oxygen to patients with minimal breathing resistance. In addition, it helps to deliver high-flow, minimal resistance oxygen to patients. This device effectively increases the degree of blood oxygen saturation and accelerates the recovery of cell functions when patients experience severe hypoxia.

Our Relationships with Suppliers of Our Distributed Products

While we develop, assemble, market and sell our proprietary products, we also serve as the distributor for a number of international companies looking to sell their brands of products in China. We are a distribution agent for some or all products marketed in China by IMD (Italy), Timesco (UK), HEYER (Germany), eVent (USA) and GCE (Sweden). In this capacity, we are responsible for sales, marketing and after-sale services of these products.

We sign agency agreements with these international suppliers annually with the aim of settling marketing promotion modes, costs, product training and resolution of customer service issues. The agency agreements cover purchasing price, purchasing intervals, order quantity, transportation and type of payment, spare part supply and after-sale service terms. We negotiate renewal of these agency agreements as they expire to confirm ongoing distributor expectations.

We seek to enlarge the scope of products we are able to sell as agent for these companies and constantly try to identify competitive suppliers and products on the international market to assist them with marketing and selling their products in China.

Principal Suppliers – Our Distributed Products

In addition to the products we design, we distribute products designed and manufactured by the following companies:

•	IMD (Italy)
•	Timesco (UK)
•	HEYER (Germany)
•	eVent (USA)
•	GCE (Sweden)

The exact products from these suppliers are available only from such suppliers; however, we believe that we will be able to obtain similar products from other suppliers in the event our principal suppliers are unable or unwilling to supply us.

Our Service Centers

We maintain a 24-hour customer service center in Beijing for technical support and repair. We staff our customer service center with senior technical support engineers who provide preliminary support. Our engineers attempt to quickly diagnose and assist in repairing problems over the phone, or determine whether a service visit to the customer’s premises is necessary. In some instances, our engineers will provide on-site operating guidance and repair service. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction.

Customers

We have three categories of customers: (i) distributors, (ii) hospitals and government agencies and (iii) individual consumers to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis.

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 72% of our sales are to distributors. Based on the expected use of products sold to distributors, we estimate that they sell approximately 48% of our products to hospitals, 16% to clinics and 8% to individuals. As a result, we estimate that approximately 50% of our products (on a revenue basis, rather than unit basis) are sold to hospitals, approximately 15% to clinics and approximately 7% to individuals. We have contractual distribution relationships with over 2,000 independent distributors. We do not own, employ or control these independent distributors.

Hospital and governmental agency customers.  Our hospital and governmental agency customers primarily include hospitals as well as provincial level public health bureaus and population and family planning bureaus. We also refer to these customers as our “Key Accounts.” These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent.

Individual consumers. We sell our products directly to consumers through our website platform.

Dependence on Major Customers. For the years ended December 31, 2013, 2012 and 2011, approximately 26%, 13%,  and 13%  of the Company’s revenues were received from each of two customers.

Concentration of Receivables.  No customer represented more than 10% of amounts receivable at December 31, 3013 and 2012, respectively. At December 31, 2011, receivables from two customers were approximately 12% and 10%, respectively.

Dependence on Major Suppliers. At December 31, 2013, 2012 and 2011, payables due to three suppliers were approximately 43%, 25%,  and 15%; 34%, 33%, 19%; and 50%, 8%, 6%, respectively.

Competition

The medical device industry is characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary information. Across all product lines and product tiers, we face direct competition from both domestic and international competitors. We compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability and compatibility. Each of our proprietary products competes against functionally similar products from domestic and international companies.

Our competitors include publicly traded and privately held multinational companies, such as Respironics, Inc., ResMed Inc., and Covidien, as well as domestic Chinese companies such as Beijing Aoji, Beijing Ya’ao, Jiangsu Yuyue and Zhejiang Longfei. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for sales to large hospitals.

We believe our competitive position in China varies depending on the product in question. While we are a much smaller company overall than, for example, General Electric, Siemens or Philips and are unable to offer the range or depth of products each of those companies offers, we believe our market position is favorable in several segments. The following charts provide our marketing department’s estimations of our primary competitors by product, both as to our proprietary products and as to our distributed products:

Proprietary Product	Primary Competitors in China	Dehaier’s Estimated Competitive Position*
DHR Explorer Series C-armed X-ray machine	Nanjing Pulang, Beijing Wantong, Beijing Smart, Shenzhen Lanyun	Average

DHR ORSA Series anesthesia machines	Drugg, GE, Spacelab	Average

C250 and C280 air compressors	Beijing Yi’an, Beijing Shenlu	Greater than average

Trolleys	An OEM business model, N/A	N/A

Sterilizers	An OEM business model, N/A	N/A

DHR oxygen concentrator	Beijing Aoji, Beijing Ya’ao, Jiangsu Yuyue and Zhejiang Longfei	Smaller than average

DHR CPAP C5	Foreign companies such as Respironics, ResMed, and Covidien	Average

DHR Homecare CPAP * DHR Homecare APAP * DHR Homecare S * DHR Homecare ST	Foreign companies such as Respironics, ResMed, and Covidien	Average

DHR 998* and DHR 999* screening and diagnosis products	Foreign companies such as Respironics, ResMed, and Covidien	Greater than average

IMD C-armed X-ray machine	Philips, GE, Siemens	Smaller than average

eVent Ventilators	Drugg (GER), GE, TYCO (USA), Newport (USA)	Smaller than average

HEYER Anesthesia Machine	Drager (GER), Datex-Ohmeda (US), Primas (UK)	Smaller than average

HEYER Ultrasonic Nebulizer	PARI (GER), YUYUE (China)	Average

Timesco laryngoscope	Kirchner & Wilhelm (GER), WelchAllyn (USA)	Greater than average

Home Oxygen Therapy Service	Shanghai Shenwei Medical Group	Smaller than average

*A “greater than average” position indicates Dehaier estimates its competitive position in the top third of all competitors. “Average” indicates Dehaier estimates its competitive position in the middle third of all competitors. “Smaller than average” indicates Dehaier estimates its competitive position in the bottom third of all competitors.

As we expand into international markets, our competitors will include publicly traded and privately held multinational companies such as Respironics and Covidien. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at lower prices. We will also face competition in international sales from companies that have local operations in the markets in which we sell our proprietary products. We believe that we can compete successfully with these companies by offering high quality proprietary products at comparable prices.

Methods of Competition

China’s medical device market currently features a significant number of small distributors. We seek to distinguish our company from our competitors by being able to offer proprietary and distributed products that address the device needs of customers that may have very different needs.

For example, China is currently investing heavily in health care nationwide; however, money for healthcare is currently unevenly distributed. There are a number of large hospitals that have significant resources and a number of rural clinics that have extremely limited budgets. We are able to provide distributed products that reach the more affluent customers, as these customers frequently tend to ascribe more perceived value to products made by well-known foreign companies, such as Timesco and HEYER. We are also able to supply our proprietary products to customers who tend to care less about perceived value and more about functionality. One of our strategies in competing in this market is to make our products as mobile as possible. For this reason, our air compressors, mobile X-ray devices, trolleys and the like are all portable. This portability addresses the budgetary limitations of, for instance, a rural clinic that can only afford to purchase a single air compressor.

We currently compete on three levels. First, we have well-established distribution channels and close relations with more than 2,000 dealers and distributors, reaching an estimated 3,000 hospitals. We maintain relationships with healthcare bureaus as well as other key accounts to actively participate in state-level contracted procurement projects. Second, our proprietary homecare medical products are designed to provide an all-in-one solution for end users. Together with our new home oxygen therapy service, we provide homecare medical solutions that combine products and services. Third, we have emphasized international growth, including seeking approval to sell our products in Europe and other countries and establishing a U.S. subsidiary to enable us to compete in North America. We focus on maintaining a high quality to price ratio in our proprietary products. In addition, being a NASDAQ-listed company has helped to build our brand image and reputation with potential customers and business partners.

Seasonality

During the period from April to May, we generally experience an increase in revenues associated with our attendance at the China International Medical Equipment Fair, the largest exhibition of medical equipment, related products and services in Asia-Pacific region. This fair occurs in the spring each year. In addition, we generally experience an increase in revenues in the period from September through November. This increase is associated with hospital purchasing designed to extinguish governmental budgets prior to the fiscal year end. And our first quarter performance generally decline as a result of the lack of business conducted during the Chinese Lunar New Year Holiday.

Employees

As of December 31, 2013, we have 104 full-time employees, of which, 20 are employed in assembly; 20 are in research and development; 33 are in general administration; and 31 are in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We make contributions to employee benefits equal to 10% of employee salaries.

Generally, we enter into a three-year standard employment contract with all of our officers, managers and other key employees and a one-year standard employment contract with all other employees. According to these employment contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Regulations

Our products are medical devices and are subject to regulatory controls governing medical devices. As a distributor of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the CFDA. We are also subject to other PRC government laws and regulations. CFDA requirements include obtaining certifications, permits, compliance with clinical testing standards, assembly practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.

China’s Regulation of Medical Devices

Classification of Medical Devices

In China, medical devices are classified by the CFDA into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a company needs to obtain a permit and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

Class I devices require product certification and are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the city level food and drug administration where the company is located. Class II devices are those with medium risk to the human body and are subject to “special controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the company is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the CFDA under the strictest regulatory control.

The majority of our products are classified as Class II or Class III devices. Our anesthesia machines and ventilators are classified as Class III medical devices, while the remainder of our products are either classified as Class II or, in the case of our ventilator trolleys and sterilizers, not categorized devices.

Assembly Permit

A company must obtain a permit from the provincial level food and drug administration before commencing the assembly of Class II and Class III medical devices. No assembly permit is required for Class I devices, but the company must notify the provincial level food and drug administration where the company is located and file for record with it. An assembly permit, once obtained, is valid for five years and is renewable upon expiration.

We have a single assembly permit, which covers all products we assemble and is scheduled to expire on August 25, 2018. To renew an assembly permit, a company needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. If we are unable to renew the permit before it expires, we could lose our ability to assemble our medical devices until the situation is rectified.

Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. Our distribution license will expire on April 11, 2015. If we are unable to renew the permit before it expires, we could lose our ability to distribute medical devices until the situation is rectified.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a company must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires companies to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the company may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, production and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the CFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

The CFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

The following table discloses the current registration expiration dates for the products we sell. It is the obligation of that produces the product to seek registration and any renewals. We are responsible for registering our proprietary products but must rely on the suppliers of other products to seek registration for those products. We will either cease to sell such product or seek comparable products from other suppliers in the event the registration is not renewed on expiration.

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration
Mobile Medical X-Ray Image Devices.	Explorer Series mobile and C-armed X-ray machine	July 2015
	IMD Compact Series mobile-X-ray machine	January 2015
Anesthesia Machines.	DHR ORSA Series anesthesia machine	February 2014(1)
Ventilator Air Compressor.	DHR280 Air Compressor for Ventilators	June 2018
Laryngoscope	Timesco Laryngoscope	September 2014
Injection Pump	JMS Injection Pump SP-500	May 2015
Anesthesia Machine	Heyer Narkomat	August 2015
Trolleys for Ventilators.	Not applicable	Not a medical device
Sterilizers for Ventilators.	Not applicable	Not a medical device

Respiratory and Oxygen Homecare Products

Product Type	Product Model	Registration Expiration
Oxygen Concentrating Products.	Oxygen concentrator	April 2014(2)
Sleep Apnea Treatment Products.	CPAP C5	July 2016
	Auto CPAP A8	July 2016
	Auto S-CPAP A9	July 2016
Diagnostic Products.	DHR 998	Application stage
	DHR 999	Application stage

(1)	The registration for our DHR ORSA Series anesthesia machines has expired in February 2014. We do not currently intend to apply to renew this registration. We continue to have in inventory some of these machines. Because the machines were produced when our CFDA registration was valid, we are able to sell this remaining inventory.
(2)	We are in the process of applying to renew our registration for our oxygen concentrator and expect to submit it for approval in the near future.

Continuing CFDA Regulation

We are subject to continuing regulation by the CFDA. In the event of significant modification to an approved medical device, its labeling or its assembly process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:

•	CFDA’s quality system regulations which require companies to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that companies report to the CFDA certain types of adverse reaction and other events involving their products; and

•	CFDA’s general prohibition against promoting products for unapproved uses.

Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe we are in compliance with the applicable CFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the CFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the CFDA to determine compliance with regulatory requirements. If the CFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;
•	recall or seizure of our products;
•	the imposition of operating restrictions, partial suspension or complete shutdown of assembly; and
•	criminal prosecution.

China Compulsory Certification Requirements

China Compulsory Certification, or CCC, inclusive of a certificate and a mark, serves as evidence that the covered products can be imported, marketed or used in China. The CCC mark is administered by the China National Certification and Accreditation Administration, which designates the China Quality Certification Center to process CCC mark applications. Some medical devices are required to have a CCC mark. We have received a certificate and a mark for each of our proprietary products for which a CCC mark is required.

Other National and Provincial Level Laws and Regulations in China

Beyond those laws and regulations we consider material to our business, we are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

Laws regulating the conduct of business in our industry cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, environmental protection and fire hazard control, which affect all companies doing business in China. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of medical device businesses in the PRC is the 2011 Foreign Investment Industrial Guidance Catalogue (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, BDL is engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreign can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•	provided such company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and
•	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Regulation of Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007, and 2008, as amended. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

Trademark Rights

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”), handles trademark registrations and grants trademark registrations for a term of ten years.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

C.	Organizational structure

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Dehaier owns 96.37% of BDL, and BTL owns 3.63% of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

D.            Property, Plants and Equipment

We are headquartered and our principal executive offices are located in Beijing. We assemble and test all our branded products at our 32,000 square foot product facility at the Changping Science Park in Beijing.

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Dehaier Medical Systems Limited	December 31, 2014	2,583 square feet
Room 501, 83 Fuxing Road
Haidian District, Beijing 100856

Product Center	45 Yong An Road, Science Park, Changping District, Beijing, 102200	December 31, 2014	32,000 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product center consists of office buildings, a manufacturing/assembly base, a warehouse and employee living quarters. In addition, we have assembly and testing machines at the product center. Our production facility secures a loan agreement with Nanjing Bank Company Limited (Beijing Branch) for approximately $2,478,105 (RMB15,000,000), entered on January 8, 2014. We do not have any current plans to expand our facilities or acquire or build new facilities.

Item 4A.                 Unresolved Staff Comments

Not applicable, as we are not an accelerated filer, large accelerated filer or well-known seasoned issuer.

Item 5.                    Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

The Company's business is divided into two parts: (i) medical devices (including supporting products) and (ii) sleep respiratory and oxygen therapy products (previously defined as respiratory and oxygen homecare products). Our medical equipment involved in the operating room products, ventilator, medical imaging products, medical emergency products and medical air compressor products. In the future, the company will continue to develop traditional medical devices business, and form gradually to the telemedicine medical field.

The company's revenue mainly comes from medical products, key account business products, sleep respiratory and oxygen therapy products. For the years ended December 31, 2013, 2012 and 2011, our total revenues amounted to approximately $16.86 million, $21.37 million and $21.64 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net income attributable to Dehaier for the years ended December 31, 2013, 2012 and 2011 was approximately $2.00 million, $3.21 million and $3.10 million, respectively. The revenue and net income attributable to Dehaier decreased mainly because of the influence of increasingly challenging markets and new entrants of the industry. Along with the development of the company's business shifting strategy, the company invested more resources in the research and development of sleep respiratory business, and adjusted the sales strategy of traditional medical devices business. Although our sleep respiratory business is still in early stage, but management believed that sleep respiratory business will become an important growth factor of the company in the near future.

	For the years ended
	December 31,
	2013	2012	2011
	US$	US$	US$
Revenue	16,858,178	21,370,325	21,639,283

Costs of revenue	(10,447,612)	(13,254,587)	(13,696,743)
General and administrative expense	(1,977,610)	(2,599,368)	(2,620,845)
Selling expense	(1,182,209)	(1,357,972)	(1,877,303)
Total cost and expense	(13,607,431)	(17,211,927)	(18,194,891)

Net income	2,003,326	3,216,352	3,125,551

Net income attributable to Dehaier Medical Systems Limited	1,995,621	3,206,151	3,103,120

Comprehensive income attributable to Dehaier Medical Systems Limited	2,978,490	3,587,865	4,214,153

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net income are:
•	the level of acceptance of our products among hospitals and other healthcare facilities; In most of 3A hospital and hospital locate in rich and wealthy provinces such as Guangdong province prefer the international and well-known products, while company aims to provide high quality with best price ratio to second-tier or third-tier cities and rural province
•	our ability to price our products at levels that provide favorable margins; With increasing competition in medical devices sector, more players will seek for better pricing strategy to secure order then leave the company little margin to compete with them.
•	new products introduced by us and our competitors; If our competitors introduce new products, it could decrease our product sales and market share, or could pressure us to reduce our product prices in a manner that reduces our margins. We may not be willing to sacrifice the margin to compete with competitors, and this situation could impair our capacity to sell our products.
•	our continued investment in research and development activities and our retention of key employees; As company carried out its business shifting strategy of entering into the burgeoning sleep respiratory business, we devote most efforts in offering the complete product lines of Sleep diagnostics, CPAP treatment and Sleep Respiratory Treatment Evaluation Service, seeking partnership/distributors and attending the seminars and other marketing activities. Thus, we may overlook the business of medical devices and put much resources into the new business.
•	our ability to attract and retain distributors and key customers;
•	changes in China’s macro-economic environment and healthcare-related government policies and legislation; and

•	global economic conditions.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Revenues

Our total revenues are derived from our medical devices and our respiratory and oxygen homecare products and services. In 2013, our total revenues decreased by 21.11% mainly due to the influence of increasingly challenging markets and new competitors. Along with the development of the Company's business shifting strategy, the Company invested more resources in the research and development of sleep respiratory business, and adjusted the sales strategy of traditional medical devices business.

Medical Devices (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical devices product line from the sale of C-arm X-ray systems, anesthesia machines, medical ventilators, general hospital products and related supporting products (previously defined as technical service products). Our medical device line is our largest product line and has the most extensive market penetration. We anticipate that we will continue to experience revenue growth in our medical devices line as we further develop our market through the introduction of new advanced product offerings and the participation in favorable government programs. In addition, we still carry out state-level healthcare projects recently. We may procure high-end medical equipment for our clients, which may not necessarily be part of our existing distributed brands portfolio. We refer to these kinds of contracted projects as “key account business.” Although this business may carry lower margins, the contract value for such business is typically larger and can contribute materially to our revenues.

Sleep Respiratory and Oxygen Therapy Products

We derive revenues in our sleep respiratory and oxygen therapy line from sales of oxygen concentrators, CPAP devices, and portable sleep diagnostics devices. We anticipate that, on a percentage basis, revenues from sleep respiratory and oxygen therapy product line will increase more rapidly than total revenues in the near term, as we introduce new and more advanced products. We expect to develop our market for sleep respiratory and oxygen therapy market in China and internationally through the use of distributors as well as through our direct sales platform. In addition, we launched the new Effective Oxygen Supplement System in 2012. This system is able to satisfy more demands from a much more detailed and specific market. While we strongly believe in the tremendous growth potential of sleep respiratory and oxygen therapy business in coming years, we are still in the early stage of this business. In 2014, management will be focusing on laying solid foundation, such as introducing more advanced products and penetrating the market for sleep respiratory and oxygen therapy business.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, general and administrative expenses, selling expenses and other expenses.

Our total operating costs and expenses decreased both as a percentage of our total revenues and in absolute amount for the year ended December 31, 2013 compared to the same period in 2012, primarily due to the Company reduced the medical devices business market expenses, at the same time input more resources into the sleep respiratory business and improvement of operating efficiency, etc. Further, our research and development investments and efforts in maintaining capital market relationships contributed to our operating expenses. The following table sets forth the components of our costs and expenses both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the year ended December 31,
							Change		Change
	2013		2012		2011		2013 v. 2012		2012 v. 2011
	USD		USD		USD		USD		USD
	(‘000)%		(‘000)%		(‘000)%		(‘000)%		(‘000)%
Revenues	16,858	100	21,370	100	21,639	100	(4,512)	(21.11)	(269)	(1.24)

Costs and expenses
Cost of revenues	10,448	61.98	13,255	62.03	13,697	63.30	(2,807)	(21.18)	(442)	(3.23)
General and administrative expense	1,978	11.73	2,599	12.16	2,621	12.11	(621)	(23.89)	(22)	(0.84)
Selling expense	1,182	7.01	1,358	6.35	1,877	8.67	(176)	(12.96)	(519)	(27.65)
Total costs and expenses	13,608	80.72	17,212	80.54	18,195	84.08	(3,604)	(20.94)	(983)	(5.40)

Net Income	2,003	11.88	3,216	15.05	3,126	14.45	(1,213)	(37.72)	90	2.88

Cost of Revenues

Cost of revenues primarily includes finished goods, parts for assembly, wages, handling charges, and other expenses associated with the assembly and distribution of product.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, R&D expenses, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will increase, both on an absolute basis and as a percentage of revenue, as we hire additional personnel and incur costs related to the anticipated growth of our business. In addition, we expect to continue to incur significant general and administrative expenses in capital operation and maintaining investor relationships as a public company.

Selling Expenses

Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities. Going forward, we expect our selling expenses to increase, both on an absolute basis and as a percentage of revenue, as we increase our efforts to promote our products, especially our new sleep respiratory products.

Results of Operations

We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012.

Revenues

Our total revenues decreased by 21.11% from $21.37 million for the fiscal year ended December 31, 2012 to $16.86 million for the fiscal year ended December 31, 2013. The decrease of revenues is mainly due to the influence of increasingly challenging markets and new competitors. Along with the development of the company's business shifting strategy, the company invested more resources in the research and development of sleep respiratory business, and adjusted the sales strategy of traditional medical devices business. Although our sleep respiratory business is still in early stage, our management believes that sleep respiratory business will become an important growth factor of the company in the near future.

Cost of Revenues

Our cost of revenues decreased by 21.18% from $13.25 million for the fiscal year ended December 31, 2012 to $10.45 million for the fiscal year ended December 31, 2013. The cost of revenue reduction is consistent with the decline of our sales revenue, and our efforts to improve our management of inventory purchase and cost of production allowed us to decrease our cost of revenues slightly more than the decrease of revenues.

Gross Profit

Our gross profit decreased from $8.12 million in 2012 to $6.41 million in 2013, but our gross margin increased from 37.98% in 2012 to 38.03% in 2013. The trends of gross margin reflect our business shifting strategy and market strategy that we focused on higher margin products sales to face the more intense competition in medical device market. Management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin.

Operating Expenses

Our operating expenses decreased by 20.14% from $3.96 million for the fiscal year ended December 31, 2012 to $3.16 million for the fiscal year ended December 31, 2013. The decrease of operating expenses matches the reduction of revenues. We analyzed our operating expenses by general and administrative expenses and selling expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses decreased by 23.89% from $2.60 million for the fiscal year ended December 31, 2012 to $1.98 million for the fiscal year ended December 31, 2013. This decrease was mainly due to the provision for impairment of $0.60 million in 2012. We expect that our general and administration expenses will increase in the near future as a result of business expansion and capital operation.

Operating Expenses—Selling Expense

Our selling expenses decreased by 12.96 % from $1.36 million for the fiscal year ended December 31, 2012 to $1.18 million for the fiscal year ended December 31, 2013. This decrease is a result of our current market strategy focus on higher margin products sales instead of investing market expenses for all of our product catalogue to obtain competitive advantage in market. Along with the Company’s business shifting strategy, we believe the selling expense will increase accordingly as we concentrate on market development for sleep respiratory business which will become  a major revenue generator of our revenues in future.

Operating Income

As a result of the foregoing, we generated an operating income of approximately $3.51 million in 2013, compared to approximately $4.39 million in 2012. Operating income decreased by 20.11% mainly due to the decrease of revenue.

Taxation

Our income tax expense was approximately $0.52 million in 2013, compared to approximately $0.86 million in 2012. Our taxable income decreased primarily due to the decrease in net income.

Net Income

As a result of the foregoing, we had net income of approximately $2.00 million in 2013, compared to approximately $3.22 million in 2012. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $2.00 million and $3.21 million in 2013 and 2012, respectively.

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011.

Revenues

Total revenues decreased by 1.24% from $21.64 million for the fiscal year ended December 31, 2011 to $21.37 million for the fiscal year ended December 31, 2012. In 2012, we continuously developed our sales channels for traditional medical devices sales. At the same time, we also began to adjust our operating strategy to expand into government procurement projects and the burgeoning respiratory and oxygen homecare market. Management believes revenues have decreased slightly in traditional device sales due to an increasingly challenging market and new competitors. Further, our government procurement efforts and homecare business are still at a relatively early stage. As a result, our overall revenues are slightly lower than in 2011.

Cost of Revenues

Our cost of revenues decreased by 3.23% from $13.70 million for the fiscal year ended December 31, 2011 to $13.26 million for the fiscal year ended December 31, 2012. Our efforts to manage our inventory and costs allowed us to decrease our cost of revenues slightly more quickly than our decrease in revenues.

Gross Profit

Our gross profit increased from $7.94 million in 2011 to $8.12 million in 2012, and our gross margin increased slightly from 36.70% in 2011 to 37.98% in 2012. Management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin and net income.

Operating Expenses

Our operating expenses decreased by 12.02% from $4.50 million for the fiscal year ended December 31, 2011 to $3.96 million for the fiscal year ended December 31, 2012. The expenses decreased more than revenues, largely due to our efforts to reduce traveling and marketing expenses by leveraging our increasingly mature distribution network and shifting away from in-person marketing visits when appropriate. We analyzed our operating expenses by general and administrative expenses and selling expenses in the following parts.

Operating Expenses—General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad.

Our general and administration expenses decreased by 0.82% from $2.62 million for the fiscal year ended December 31, 2011 to $2.60 million for the fiscal year ended December 31, 2012. This decrease was mainly due to a reduction in R&D expenses.

We expect that our general and administration expenses will increase in the near future as a result of business expansion.

Operating Expenses—Selling Expense

Our selling expenses decreased by 27.66% from $1.88 million for the fiscal year ended December 31, 2011 to $1.36 million for the fiscal year ended December 31, 2012.

These selling expense decreases are a result of operating efficiency improvements related to more focused marketing efforts that reduced travel expenses when appropriate. We expect our selling expenses will grow as we invest in strengthening our distribution network, growing relationships with our customers, developing the homecare device market (in particular our oxygen therapy service initiative) and driving top-line growth in these areas.

Operating Income

As a result of the foregoing, we generated an operating income of approximately $4.39 million in 2012, compared to approximately $3.61 million in 2011. Operating income increased by 21.46% largely due to the decrease in selling expenses.

Taxation

Our income tax expense was approximately $0.86 million in 2012, compared to approximately $0.66 million in 2011. Our taxable income increased primarily due to the increase in net income.

Net Income

As a result of the foregoing, we had net income of approximately $3.22 million in 2012, compared to approximately $3.13 million in 2011. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $3.21 million and $3.10 million in 2012 and 2011, respectively.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2013, we had $2,592,945 in cash and cash equivalents. As a result of decreased cash flow associated with investments in R&D and intellectual property investment, market development activities, and the decreased cash flow from operating activities, net cash decreased from $3,505,330 at December 31, 2012. We believe that our currently available working capital of $32,619,067, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent of the Company’s expansion of new business and products, we may need to rely on a variety of sources of funding, including but not limited to operating cash, and debt and/or equity financing.

Operating Activities

Net cash used in operating activities was $200,450 for the year ended December 31, 2013 as compared to $1,704,876 provided by operating activities for the same period in 2012. The reasons for this change are mainly as follows:

(i)	Prepayments and other current assets increased by $3,844,093 in 2013, compared with an increase of $1,730,704 in 2012. The aggregate increase of $5,574,797 in the prepayments and other current assets from the beginning of 2012 through the end of 2013 is due to the Company’s decision to lock in supply costs by prepaying certain amounts in order to avoid increases in raw material prices.

(ii)	Other receivables decreased by $562,140 in 2013, while in 2012, other receivables increased by $1,617,781. This increase of $1,055,641 in other receivables from the beginning of 2012 through the end of 2013 represented contract and contract bid deposits to participate in large contracts, which typically had a longer turnover than smaller contracts due to increased completion time. The decrease of other receivables in 2013 mainly because we have implemented part of large contract signed in 2012 and refunded the deposits.

(iii)	Inventories increased by $120,996 in 2013, while in 2012, inventories decreased by $931,884. The aggregate decrease in inventories of $810,888 from the beginning of 2012 through the end of 2013 is mainly because the Company improved its inventory management by better matching production cycles with customer orders.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $1,130,621, compared to $2,726,507 for the same period of 2012. The cash used in investing activities in 2013 was mainly attributable to capital expenditures for the purchase of new equipment.

Financing Activities

We received $2.5 million in proceeds from a short-term bank loan in 2013, as compared to $2.4 million in 2012.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating Lease Obligations	$91,336	$91,336	-	-
Short-term borrowings	$2,477,715	$2,477,715	-	-
Total	$2,569,051	$2,569,051	-	-

The leased properties are principally located in the PRC, and we use such properties for administration and warehouse facilities. The leases are renewable subject to negotiation.

Short-term borrowings represent short-term loans from two banks, which are due in March 2014.

Capital Expenditures

We made capital expenditures of approximately $1.13 million, $2.73 million and $0.16 million in 2013, 2012 and 2011, respectively, representing 6.70%, 12.73% and 0.69% of our total revenues, respectively. Our capital expenditures were used to purchase machinery for our assembly line and obtain software copyrights. As of December 31, 2013, we had no capital expenditure obligations.

Critical Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Dehaier, and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Dehaier, BDL and BTL. BTL is a variable interest entity (“VIE”), and BDL is the primary beneficiary. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. Because of these arrangements, BDL is the primary beneficiary of BTL, as the entity that is most closely associated with BTL. Management makes ongoing reassessments of whether BDL is the primary beneficiary of BTL.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition, allowance for doubtful accounts, warranty obligation, warrants liability, stock-based compensation and useful lives of property and equipment. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are 60-180 days from the end of the month in which services are provided or goods are delivered. Our typical trade receivable terms vary based on the type of customer. We general require 100% prepayment before delivering our products to individual clients. Our contract terms general require 10%-30% prepayment for our hospital and healthcare center clients, and the trade receivable term in contracts for those clients is generally between 60 and 90 days. Our contract terms general require 10% prepayment from our distributor clients, and the trade receivable term in contracts for those clients is generally between 60 and 180 days. With the exception of the prepayments we require in some cases, we generally do not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The Company follows the provisions of ASC 820-10, “Fair Value Measurements and Disclosures,” which establishes a single authoritative definition of fair value and a framework for measuring fair value and expands disclosure of fair value measurements for both financial and nonfinancial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost). For purposes of ASC 820-10-15, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in ASC 820-10-15-15-1A.

The Company adopted the provisions of ASC Topic 815 (formerly Emerging Issue Task Force 07-5), “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock.” ASC Topic 815 provides a framework for determining whether an instrument is indexed to an entity’s own stock. ASC Topic 815 became effective for the Company this period when warrants were issued in connection with the Company’s initial public offering (“IPO”). Such warrants are indexed to the Company’s common shares, which is traded in US dollars. Since the Company’s functional currency is the RMB, such warrants are considered liabilities. The fair value of the warrant liabilities is measured each reporting period with the resulting change in fair value recorded in the statement of operations. An increase of the warrants liability due to a change in fair value would decrease net income and earnings per share. A decrease in warrants liability due to a change in fair value would increase net income and earnings per share of the Company.

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

•  Persuasive evidence of an arrangement exists;
•  Delivery and/or installation has occurred (e.g., risks and rewards of ownership has passed);
•  The sales price is fixed or determinable; and
•  Collectibility is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. Because the products are assembled to the customers’ specification, there is no right of return. The Company does not provide its customers with price protection or cash rebates. For products which include software, the software is an off-the-shelf package and an integral part of the products being delivered. The Company does not provide any significant post-sale customer support services and does not provide customers with upgrades. The software is incidental to the product as a whole. For products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company is awaiting resolution of certain complex tax issues and has not yet filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers. However, all the potential VAT liabilities on these VAT returns were accrued and included in the accompanying consolidated financial statements.

Stock-Based Compensation

The Company follows the provisions of ASC 718-10, “Compensation-Stock Compensation.” The Company has a share incentive plan which authorizes the issuance of up to 10% of the number of shares outstanding. Pursuant to the plan, the Company may issue options to purchase its common shares to employees and directors of the Company and its affiliates. The Company fair values share-based awards granted under the plan. Accordingly, compensation is measured on the grant date using appropriate valuation models.

C.	Research and Development

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs were $484,770, $230,854 and $268,038 for the years ended December 31, 2013, 2012 and 2011, respectively. Our research and development team consists of 20 engineers, representing more than one-tenth of our employees.

We maintain a 5,400 square foot research and development center in our facility in Beijing, which allows us to compete for skilled research and development technicians and managers. In addition, we are enhancing our research and development ability by cooperating with the research institutes of two top ranking Universities in China: Beijing University of Aeronautics & Astronautics and Beijing University of Technology and Science.

The information provided under Item 5.B, "Business Overview" details the Company's research and development activities.

D.	Trend Information

In 2011, the Chinese Ministry of Science and Technology announced a medical technology development policy under the “12th Five-Year Plan,” proposing to transfer business focus to the development of new drugs, medical equipment and advanced traditional Chinese medicine, and to the development of the emerging industries of biomedicine. The plan focuses on researching and developing the medium- and high-level diagnostic and curative medical devices which are in high demand and widely used, actively promoting the development of cost-effective medical devices for use in primary health care institutions, enhancing the stability and reliability of medical services and products and researching and developing supplementary medical equipment which can be easily operated for family and self-healthcare. Under the 12th Five-Year Plan, China will proactively promote the reform of healthcare infrastructure system and offer safe, effective, convenient and low-cost medical services to its residents. As a result, management anticipates growth in the Chinese pharmaceutical market.

Current medical device purchases by individuals in China are much lower than they are in Europe and the U.S. It is estimated that twenty percent of individual expenditures on home medical care in China are for medical devices, compared to 50% of such expenditures in Europe and the U.S. As China’s population continues to age, management expects a rapid increase in demand for medical devices, and, as a result, growth in China’s medical device industry.

It is the initial stage of rapid growth of China’s home medical equipment market. As residents’ living standards and consumption structure change, the demand for healthcare services and self-care will substantially increase, creating growth opportunities for participants in the market.

In summary, as a vital component of China’s current health system reform, the medical device industry has been incorporated into the national strategic development plan. In 2014, we anticipate new opportunities, combined with favorable government policies, will position us for continued growth.

In spite of these new opportunities, we believe the landscape in China’s medical device industry is shifting, and we have taken steps to change focus accordingly. We have seen eroding profit margins on our traditional medical device sales, which we believe is due to a combination of increasingly available high technology and more transparent pricing models. As a result of our desires to reduce our reliance on the traditional medical device industry, we have seen reduced revenues from such efforts and have instead invested in our sleep respiratory products. We believe this industry is relatively immature in China and believe this status allows significant growth potential in the near term. We are, however, aware that as the market matures, we should expect to see more transparency in pricing and margin erosion as well.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations	$91,336	$91,336	$-	$-	$-
Total	$91,336	$91,336	$-	$-	$-

Item 6.                    Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Ping Chen(1)(2)	50	Chief Executive Officer and Chairman and Director
Jingli (Charles) Li(1)(3)	29	Chief Financial Officer and Director
Yunxiang (Phil) Fan(1)(3)(4)(5)(6)	47	Independent Director
Genhui Chen(1)(4)(5)(6)(7)	50	Independent Director
Mingwei Zhang(1)(4)(5)(6)(7)	61	Independent Director

(1)	The individual’s business address is c/o Room 501, 83 Fuxing Road, Haidian District, Beijing 100856 People’s Republic of China.
(2)	Class III director whose term expires in 2015.
(3)	Class II director whose term expires in 2014.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2016.

Ping Chen. Mr. Chen is our Chief Executive Officer. Prior to his service as our Chief Executive Officer, from 1993-2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991-1993. Mr. Chen founded BTL in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen has been chosen as a director because he is our CEO, the leader of our Company and a key experienced member of management.

Jingli (Charles) Li. Mr. Li is a director of our company, our Chief Financial Officer and is familiar with US GAAP, China GAAP and the Sarbanes-Oxley Act. Mr. Li has supported Dehaier with the establishment of its internal control system and procedures since November 2010. He previously worked as a senior auditor in KPMG Huazhen Beijing from September 2008 through November 2010. Mr. Li earned his bachelor degree in Economics at Beijing University of Technology in 2008 and is a member of the Internal Control Institute as a Certified Internal Control Specialist.

Yunxiang (Phil) Fan. Mr. Fan is a director of our company. In 2003, Mr. Fan co-founded Tri-Tech Holding Inc., a company operating in the water pollution remediation, software and engineering industry in China (“Tri-Tech”). He currently serves as the Chief Executive Officer and a director of Tri-Tech. Prior to founding Tri-Tech, Mr. Fan provided technical, engineering and management services in several U.S. engineering firms, including Black and Beatch, Parsons Brinckerhoff, Inc., and Chastain-Skillman, Inc. From 2003 through 2005, Mr. Fan was the Asia Regional Sales Manager for Met-Pro Corporation. Mr. Fan earned his bachelor’s and master’s degrees in environmental engineering from Hunan University and a master’s degree in civil engineering from Louisiana State University. Mr. Fan has been a registered professional engineer in the United States since 2001. Mr. Fan was chosen as a director because we believe we can benefit from the guidance of the president of a Chinese company publicly traded in the U.S.

Genhui Chen. Dr. Chen is president of Beijing Wenfeng Medical Technology Ltd. (“BWMT”), a privately-held pharmaceutical research and development company focusing on novel cancer and dermatological products. Dr. Chen has over 15 years of experience, from1993 to 2008, in the pharmaceutical industry in the areas of clinical research, regulatory compliance, corporate development and management, for a variety of companies ranging from start-ups to public companies, both in Canada and in China. Prior to joining BWMT in 2010, Dr. Chen was a founder, president and chief executive officer of Welichem Biotech Inc., a Canadian pharmaceutical company listed on the TSX Venture Exchange since 2008. From 1999 until he founded Welichem, Dr. Chen was a senior scientist at Terragen Discovery Inc., a subsidiary of Cubist Pharmaceuticals. Dr. Chen received his M.Sc. and Ph.D. degrees in biology from Simon Fraser University in Vancouver, Canada in 1988 and 1991, respectively. Dr. Chen was chosen as a director because of his extensive experience in research and development, regulatory compliance, corporate development and management.

Mingwei Zhang. Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From September 2007 to October 2013, Mr. Zhang served as Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (NasdaqCM: SINO). From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang was chosen as a director because of his financial experience.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2013 to Ping Chen, our principal executive officer.  No other executive officer received compensation

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards		All Other Compensation	Total
Ping Chen, Principal Executive Officer	2013	$29,662	$0	$209,574	(1)	$0	$245,862
Jingli (Charles) Li, Chief Financial Officer	2013	$28,784	$0	$0	(2)	$0	$28,784

(1)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which options vest over a period of five years, the first 20% of which will vest on October 7, 2014. The grant date fair value of the options was $2.30 per underlying share. Although we disclose the entire amount of the grant in the year of grant in the Summary Executive Compensation Table, we have amortized $9,761 of such grant in the year ended December 31, 2013.

On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which options vest over a period of five years, 40% of which were vested as of December 29, 2013. The grant date fair value of the options is $1.22 per underlying share. The options granted in 2011 are not reflected in the summary executive compensation table.

(2)	On December 29, 2011, 5,000 share options were awarded to Mr. Li, which options vest over a period of five years, 40% of which were vested as of December 29, 2013. The grant date fair value of the options is $1.22 per underlying share. The options granted in 2011 are not reflected in the summary executive compensation table.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Fan and Mr. Genhui Chen receive $2,000 per meeting attended.

Summary Director Compensation Table

Name	Fees earned or paid in cash	Option awards	Total(1)
Ping Chen(2)	$0	$0	$0
Yunxiang (Phil) Fan(3)	$4,000	$0	$4,000
Jingli (Charles) Li(2)(4)	$0	$0	$0
Genhui Chen(5)	$4,000	$0	$4,000
Mingwei Zhang	$4,000	$0	$4,000
Weibing Yang(2)(6)	$0	$0	$0

(1)	With the exception of Mr. Ping Chen, none of the directors received any common share awards, option awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2013. As noted below, Mr. Ping Chen received such options in his capacity as an officer, and all such grants are reflected in the Summary Executive Compensation Table.
(2)	Mr. Ping Chen and Mr. Li received compensation in their capacity as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.
(3)	Mr. Fan previously received a grant of options to purchase 40,000 shares from the company, of which 40% have vested as of December 31, 2013. We have amortized $19,552 of such amount in the year ended December 31, 2013.
(4)	Mr. Li became a director of our company on March 30, 2013.
(5)	Mr. Genhui Chen previously received a grant of options to purchase 20,000 shares from the company, of which 40% have vested as of December 31, 2013. We have amortized $9,776 of such amount in the year ended December 31, 2013.
(6)	Mr. Yang ceased to be a director of our company on March 30, 2013. During the year ended December 31, 2013, Mr. Yang received no compensation.

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors currently consists of 5 directors. There are no family relationships between any of our executive officers and directors. The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Messrs. Fan, Zhang and Genhui Chen are our independent directors.

Mr. Ping Chen currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Chen simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Chen as both our principal executive officer and Chairman of the Board.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Limitation of Director and Officer Liability

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our third amended and restated memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.	Employees

As of December 31, 2013, we had 104 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2013, 2012 and 2011, we had 104, 165 and 167 employees, respectively.

		December 31,
	2011	2012	2013

Total	167	165	104
Mid and high level Manager	15	15	15
Sales	80	78	48
R&D and Customization	27	27	21
Assembly and Procurement	45	45	20

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2014 by:

•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 5,510,700 common shares outstanding as of March 31, 2014. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2014 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	1,164,742	(3)	21.14%
Jingli (Charles) Li	2,000	(4)	*
Yunxiang (Phil) Fan	16,000	(5)	*
Genhui Chen	8,000	(6)	*
Mingwei Zhang	0		*

All officers and directors as a group	1,190,742		21.60%
Chen Ping Ltd.	1,104,742	(3)	20.05%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)
The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)
Ping Chen has the sole power to direct the voting and disposition of the 1,104,742 shares held by Chen Ping Ltd. The number also includes 60,000 shares underlying options, which will have vested within 60 days hereof. Such amounts are reflected for Mr. Ping Chen but not for Chen Ping Ltd.

(4)
This number consists of shares underlying options, of which 2,000 will have vested within 60 days hereof. This number does not include 3,000 shares underlying options that vest more than 60 days after the date of this report.

(5)
This number consists of shares underlying options, of which 16,000 will have vested within 60 days hereof. This number does not include 24,000 shares underlying options that vest more than 60 days after the date of this report.

(6)
This number consists of shares underlying options, of which 8,000 will have vested within 60 days hereof. This number does not include 12,000 shares underlying options that vest more than 60 days after the date of this report.

Share Option Plan and Grants

In 2009 in connection with our initial public offering, we established a pool for share options for our employees (the “2009 Share Incentive Plan”). This pool contains options to purchase up to 450,000 of our common shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. As of the date of this report, we have issued all 450,000 options pursuant to our 2009 Share Incentive Plan.

In 2013, we established our 2013 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 462,000 of our common shares. As of the date of this report, we have not issued any securities under the 2013 Share Incentive Plan.

Item 7.            Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2014 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 5,510,700 common shares outstanding as of March 31, 2014. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2014 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Ping Chen	1,164,742	(3)	21.14%
Chen Ping Ltd.	1,104,742	(3)	20.05%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.
(3)
Ping Chen has the sole power to direct the voting and disposition of the 1,104,742 shares held by Chen Ping Ltd. The number for Ping Chen also includes 60,000 shares underlying options, which will have vested within 60 days hereof. The number for Chen Ping Ltd. does not include such shares underlying options.

B.	Related party transactions

The Company did not enter into any related party transactions in the fiscal years ended December 31, 2013, 2012 or 2011 or from January 1, 2014 through the date of this report.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.           Financial Information

See information provided in response to Item 18 below.

Item 9.                    The Offer and Listing

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since April 22, 2010 under the symbol “DHRM.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2010 (from April 22, 2010)	$13.47	$3.94
2011	$7.74	$1.40
2012	$3.95	$1.26
2013	$4.85	$1.80

Quarterly:
2012
First quarter	$3.38	$1.26
Second quarter	$3.95	$1.59
Third quarter	$2.99	$1.47
Fourth quarter	$2.50	$1.54

2013
First quarter	$2.07	$1.80
Second quarter	$2.45	$1.81
Third quarter	$2.39	$1.82
Fourth quarter	$4.85	$2.05

Monthly:
2013
October	$3.91	$2.05
November	$4.15	$3.00
December	$4.85	$3.52

2014
January	$6.00	$3.77
February	$12.89	$5.58
March	$11.85	$6.85

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “DHRM.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.                 Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form S-1, File no. 333-163041, filed with the SEC on November 12, 2009, as amended.

C.	Material contracts

On May 20, 2013, the Company entered into the strategic agreement with WideMed Ltd.,  a leading Israeli company engaged in the research, development and sale of innovative products for the growing bio-medical signal diagnostics and treatment market, to become Widemed’s exclusive partner in China to market the Morpheus Ox System, a cost-effective, portable home sleep diagnostic and monitoring solution which enables to diagnose sleep disorders using a standard oximeter recording plethysmograph signal. Dehaier will cooperate with Widemed to develop a new type watch-size device, which is designed to be integrated into existing Morpheus Ox platform. By collecting and recording the physiological data from the patients who wear watch-size device at home, the advanced automatic sleep scoring software is able to generate an accurate and reliable sleep study diagnosis, including Apnea Hypopnea Index (AHI), sleep/wake, and Cheyne-Stokes breathing. The new generation Morpheus Ox is going to be a comprehensive platform which manages a cost-effective sleep services operation, including patient electronic medical record, cardiac and sleep diagnostics outcomes and a complete workflow management.

On February 21, 2014, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million. This amount does not include any proceeds from warrant exercises. The warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

D.	Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 2007 and 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

E.	Taxation

British Virgin Islands Taxation

We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by or to persons who are not resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance tax succession or gift tax rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any of our shares, debt obligations, or other securities. No stamp duty is payable in the British Virgin Islands in relation to a transfer of shares in a British Virgin Islands Business Company.

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of our common shares. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of common shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the common shares.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;
•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons holding common shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of our common shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of common shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the common shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the common shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the common shares.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Common shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the common shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the tax basis in the common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of common shares generally will be subject to a maximum tax rate of 20%.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the common shares for less than a specified minimum period during which it is not protected from risk of loss,
•	is obligated to make payments related to the dividends, or
•
holds the common shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the common shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the common shares between the common shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

•	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old common shares at the time of distribution; and
•	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old common shares on which the distribution was made.

Taxation of Disposition of Common shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common shares equal to the difference between the amount realized (in U.S. dollars) for the common shares and the U.S. Holder’s tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the common shares are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds common shares, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of common shares, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or
•
at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under US GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the common shares for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds common shares, the U.S. Holder will be subject to special tax rules with respect to:

•	Any “excess distribution” that the U.S. Holder receives on common shares, and
•	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over the U.S. Holder’s adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the SEC or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our common shares are delisted from The NASDAQ Capital Market and do not subsequently become regularly traded on another qualified exchange or market.

A U.S. Holder who holds our common shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our common shares and any gain realized on the disposition of our common shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common shares unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or the proceeds received on the sale, exchange or redemption of our common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

F.	Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G.	Statement by experts

Not applicable for annual reports on Form 20-F.

H.	Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenditures are denominated in Renminbi. Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, or any other currency.

We use U.S. dollars as the reporting currency for our financial statements. All transactions in currencies other than U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.
Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2013, 2% of our net revenues were generated from sales denominated in currencies of U.S. dollar. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi resulted in a decrease of $88 thousand in operating income in 2013.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our share prices in U.S. dollars.

Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2013, our outstanding short-term borrowings were $2.5 million. The interest rate of our borrowings is a fixed interest.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 3.3 % in 2012 and 2.6% in 2013. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Item 12.                 Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.                 Material Modifications to the Rights of Securities Holders and Use of Proceeds

Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” from our registration statement on Form 10-K filed on March 7, 2011 is incorporated herein by reference.

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2013 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the recording of transactions of the Company’s assets;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements, Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, the Company’s management believes that, as of the Evaluation Date, its internal control over financing reporting is effective based on the criteria established in the Internal Control—Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the three or twelve months ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 15T.               Controls and Procedures

Not applicable.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Mr. Zhang and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B.              Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended. In addition, the Company has posted this information on its website at www.dehaier.com.cn. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to the Company at:

Room 501, Jiuzhou Plaza, 83 Fuxing Road
Haidian District, Beijing 100856
People’s Republic of China
Attention: Secretary

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2013. Audit services provided by Friedman LLP for fiscal 2013 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2013 and 2012, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $135,000 and $181,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2013 and 2012.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2013 and 2012.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2013 and 2012.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2013 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was 74%.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2013.

Item 16F.               Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.              Corporate Governance.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Item 16H.              Mine Safety Disclosure.

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

The consolidated financial statements of Dehaier Medical Systems Limited are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit
Number	Document

3(i).1	Third Amended and Restated Articles of Association of the Registrant(1)

3(ii).1	Third Amended and Restated Memorandum of Association of the Registrant(1)

4.1	Specimen Share Certificate(1)

4.2	Form of Warrant to purchase Common Shares by the Company. (2)

10.1	2009 Share Incentive Plan(1)

10.2	2013 Share Incentive Plan(3)

21.1	Subsidiaries of the Registrant(4)

23.1	Consent of Friedman LLP, independent registered public accounting firm(4)

31.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)

31.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)

32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(5)

32.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(5)

99.1	Code of Business Conduct and Ethics(1)

99.2	Audit Committee Charter(6)

99.3	Press release dated March 31, 2014 regarding earnings

_________
(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on November 29, 2013.
(4)	Filed herewith.
(5)	Furnished herewith.
(6)	Incorporated by reference to the registrant’s Form 10-K, File no. 001-34661, filed on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 31st day of March, 2014.

DEHAIER MEDICAL SYSTEMS LIMITED

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: March 31, 2014

S-1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Dehaier Medical Systems Limited

We have audited the accompanying consolidated balance sheets of Dehaier Medical Systems Limited and Affiliate as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. Dehaier Medical Systems Limited and Affiliate’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dehaier Medical Systems Limited and Affiliate as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York
March 31, 2014

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,592,945	3,505,330
Accounts receivable-less allowance for doubtful accounts of $935,865 and $865,769	12,616,694	11,960,193
Contract Deposits	2,373,651	3,027,616
Other receivables-less allowance for doubtful accounts of $598,747 and $598,747	756,205	556,635
Advances to Suppliers	7,077,275	4,470,756
Prepayment and other current assets	5,597,984	4,069,975
Inventories, net	4,914,083	4,654,827
Tax receivable	372,935	328,208
Deferred tax asset	125,676	119,437
Total Current Assets	36,427,448	32,692,977

Property and equipment, net	3,164,065	2,895,523
Intangible assets, net	2,616,349	2,694,439
Total Assets	42,207,862	38,282,939

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,477,715	2,407,200
Accounts payable	86,804	37,640
Advances from customers	317,947	248,940
Accrued expenses and other current liabilities	494,574	406,452
Taxes payable	82,750	401,574
Warranty obligation	348,591	338,671
Total Current Liabilities	3,808,381	3,840,477

OTHER LIABILITIES
Warrants liability	720,857	374,166
Total Liabilities	4,529,238	4,214,643

Commitments and Contingency
Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized , 4,668,000 and 4,620,000 shares issued and outstanding at December 31, 2013 and 2012, respectively	12,749	12,618
Additional paid in capital	13,752,187	13,500,847
Retained earnings	18,143,344	16,147,723
Accumulated other comprehensive income	3,950,071	2,967,202
Total Dehaier Medical Systems Limited shareholders' equity	35,858,351	32,628,390
Non-controlling interest	1,820,273	1,439,906
Total equity	37,678,624	34,068,296
Total liabilities and equity	42,207,862	38,282,939

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended
	December 31,
	2013	2012	2011
	US$	US$	US$
Revenue	16,858,178	21,370,325	21,639,283

Costs of revenue	(10,447,612)	(13,254,587)	(13,696,743)

Gross profit	6,410,566	8,115,738	7,942,540

Service income	309,060	300,338	281,656
Service expenses	(54,761)	(71,376)	(113,861)
General and administrative expense	(1,977,610)	(2,599,368)	(2,620,845)
Selling expense	(1,182,209)	(1,357,972)	(1,877,303)

Operating Income	3,505,046	4,387,360	3,612,187

Financial expenses ( including interest expense of $159,483, $149,488 and $82,136)	(164,074)	(151,720)	(86,712)
Other income	5,033	23,872	34,965
Other expense	-	(173)	(232)
Loss on disposal of equipment	(473,709)	-	-
Change in fair value of warrants liability	(346,691)	(180,192)	221,640

Income before provision for income tax and non-controlling interest	2,525,605	4,079,147	3,781,848

Provision for income tax	(522,279)	(862,795)	(656,297)

Net income	2,003,326	3,216,352	3,125,551

Less: net income attributable to non-controlling interest	(7,705)	(10,201)	(22,431)

Net income attributable to Dehaier Medical Systems Limited	1,995,621	3,206,151	3,103,120

Net income	2,003,326	3,216,352	3,125,551

Other comprehensive income
Foreign currency translation adjustments	1,028,124	398,686	1,174,044

Comprehensive Income	3,031,450	3,615,038	4,299,595
Comprehensive income attributable to the non-controlling interest	(52,960)	(27,173)	(85,442)

Comprehensive income attributable to Dehaier Medical Systems Limited	2,978,490	3,587,865	4,214,153

Earnings per share
-Basic	0.43	0.70	0.69
-Diluted	0.43	0.70	0.69

Weighted average number of common shares used in computation
-Basic	4,625,195	4,578,151	4,514,329
-Diluted	4,676,127	4,601,907	4,514,329

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					other
			Additional Paid-in		comprehensive	Non-controlling
	Common stock		Capital	Retained Earnings	income	interest	Total
	Shares	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2011	4,500,000	12,290	13,137,085	9,838,452	1,474,455	1,327,291	25,789,573

Issuance of 10,000 shares to non-employees.	10,000	27	59,273	-	-	-	59,300
Issuance of 50,000 shares to non-employees.	50,000	137	84,113	-	-	-	84,250
Issuance of 450,000 options to employees, officers and directors	-	-	903	-	-	-	903
Foreign currency translation	-	-	-	-	1,111,033	63,011	1,174,044
Net income	-	-	-	3,103,120	-	22,431	3,125,551
Balance as of December 31, 2011	4,560,000	12,454	13,281,374	12,941,572	2,585,488	1,412,733	30,233,621

Issuance of 5,000 shares to non-employee	5,000	14	11,086	-	-	-	11,100
Issuance of 5,000 shares to non-employee	5,000	14	12,361	-	-	-	12,375
Issuance of 20,000 shares to non-employee	20,000	55	31,945	-	-	-	32,000
Issuance of 20,000 shares to non-employee	20,000	54	35,945	-	-	-	35,999
Issuance of 10,000 shares to non-employee	10,000	27	17,973	-	-	-	18,000
Stock based Compensation	-	-	110,163	-	-	-	110,163
Foreign currency translation	-	-	-	-	381,714	16,972	398,686
Net income	-	-	-	3,206,151	-	10,201	3,216,352

Balance as of December 31, 2012	4,620,000	12,618	13,500,847	16,147,723	2,967,202	1,439,906	34,068,296

Issuance of 8,000 shares upon excise of share-based awards	8,000	22	11,578	-	-	-	11,600
Issuance of 94,000 options to employees	-	-	9,761	-	-	-	9,761
Issuance of 40,000 shares to non-employee	40,000	109	145,491	-	-	-	145,600
Additional paid in capital	-	-	-	-	-	327,407	327,407
Stock based compensation	-	-	84,510	-	-	-	84,510
Foreign currency translation	-	-	-	-	982,869	45,255	1,028,124
Net income	-	-	-	1,995,621	-	7,705	2,003,326
Balance as of December 31,,2013	4,668,000	12,749	13,752,187	18,143,344	3,950,071	1,820,273	37,678,624

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2013	2012	2011
	US$	US$	US$
Cash flows from operating activities

Net income	2,003,326	3,216,352	3,125,551
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	239,871	314,479	144,453
Depreciation and amortization	619,890	552,086	450,518
Loss on disposal of equipment	473,709	-	-
Change in fair value of warrants liability	346,691	180,192	(221,640)
Change in deferred tax assets	(2,698)	-	-
Provision (Recovery of) for doubtful accounts	44,041	(3,939)	749,280
Provision for doubtful accounts - other receivables	-	598,747	-
Provision for warranty reserve	-	-	37,303
Deferred tax benefit	-	-	(118,030)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(345,443)	344,341	(3,797,045)
Increase in prepayments and other current assets	(3,844,093)	(1,730,704)	(1,413,176)
Decrease (Increase) in other receivables	562,140	(1,617,781)	642,287
(Increase) Decrease in inventories	(120,996)	931,844	842,052
(Increase) Decrease in tax receivable	(34,569)	563,816	2,630,467
Increase in accounts payable	47,315	4,271	3,607
Increase (Decrease) in advances from customers	60,758	(56,965)	33,811
Increase in accrued expenses and other current liabilities	75,072	52,482	14,470
Decrease in taxes payable	(325,464)	(1,644,345)	(6,285,660)
Net cash (used in) provided by operating activities	(200,450)	1,704,876	(3,161,752)

Cash flows from investing activities
Capital expenditures and other additions	(1,130,621)	(11,054)	(153,061)
Software Copyrights	-	(2,715,453)	-
Advances to related parties	-	-	(2,358)
Net cash used in investing activities	(1,130,621)	(2,726,507)	(155,419)

Cash flows from financing activities
Proceeds from bank loan	2,503,747	2,373,145	1,542,680
Repayment of bank loan	(2,502,457)	(1,580,436)	(1,533,604)
Capital contributed by noncontrolling interest	329,576	-	-
Net cash provided by financing activities	330,866	792,709	9,076

Effect of exchange rate fluctuations on cash and cash equivalents	87,820	39,766	1,079,195

Net decrease in cash and cash equivalents	(912,385)	(189,156)	(2,228,900)

Cash and cash equivalents at beginning of year	3,505,330	3,694,486	5,923,386

Cash and cash equivalents at end of year	2,592,945	3,505,330	3,694,486

Supplemental cash flow information
Income tax paid	688,219	1,416,958	1,906,763
Interest paid	159,482	149,488	82,136
Uncollected option exercise proceeds recorded as other receivable	11,600	-	-

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Dehaier Medical Systems Limited (“Dehaier”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. Dehaier distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary Beijing Dehaier Medical Technology Co. Limited (“BDL”) and its affiliate Beijing Dehaier Technology Limited (“BTL”). On November 9, 2011, Dehaier established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). Dehaier, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and oxygen generators. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including anesthesia equipment, patient monitors, mobile C-arm X-ray machines and other medical equipment accessories.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation
The consolidated financial statements include the accounts of Dehaier, and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Dehaier, BDL and BTL. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. Because of these arrangements, BDL is the primary beneficiary of BTL, as the entity that is most closely associated with BTL. BTL is considered a variable interest entity (“VIE”) of BDL. Management makes ongoing reassessments of whether BDL is the primary beneficiary of BTL.

The accounts of BTL are consolidated in the accompanying financial statements pursuant to Accounting Standards Codification (“ASC”) 810-10, “Consolidation”. As a VIE, BTL’s revenues are included in the Company’s service income, and its income from operations is consolidated with the Company’s.

On December 13, 2013, an additional capital of RMB2,000,000 (approximately $327,400) was contributed to BTL by its shareholders.

The carrying amount and classification of BTL’s assets and liabilities included in the Consolidated Balance Sheets are as follows:
	December 31,
	2013	2012
	US$	US$
Total current assets	674,281	240,420
Total assets	1,825,543	1,457,986
Total current liabilities	5,270	18,080
Total liabilities	5,270	18,080
Total revenue	(2,422)	(6,322)
Net Income	(7,705)	(10,201)

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, warranty obligation, warrants liability, stock-based compensation and useful lives of intangible assets, and property and equipment. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. The Company maintains uninsured cash and cash equivalents with various financial institutions mainly in the PRC and the United States.

Accounts Receivable
Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectibility of specific accounts. Management considers that receivables over 1 year to be past due. Management has determined that an allowance of $935,865 (RMB5,665,692) and $865,769 (RMB5,394,874) was appropriate at December 31, 2013 and 2012, respectively.

Other Receivables, Net
Other receivables primarily include advances to employees and advance to suppliers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. Management has determined that an allowance of $598,747 and $598,747 was appropriate at December 31, 2013 and 2012.

Advances to Suppliers and Advances from Customers
The Company, as is the common practice in the PRC, often makes advance payments to suppliers for unassembled parts, or receives advance payments from customers. Advances to suppliers were $7,077,275 and $4,470,756 as of December 31, 2013 and 2012, respectively. Advances from customers were $317,947 and $248,940 as of December 31, 2013 and 2012, respectively.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments
The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The Company follows the provisions of ASC topic 815, “Derivatives and Hedging”. ASC topic 815 provides a framework for determining whether an instrument is indexed to an entity's own stock. Warrants are indexed to the Company's stock, which is traded in US dollars. Since the Company's functional currency is the RMB, such warrants are considered liabilities. The fair value of the warrants liability is measured each reporting period with the resulting change in fair value recorded in the consolidated statements of income and comprehensive income.

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, and establish a three-level valuation hierarchy for disclosures of fair value.

The three levels are defined as follows:

⋅	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

⋅
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

⋅	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the warrants was determined using the Black Scholes Model, with level 2 inputs (See Note 14).

Inventories
Inventories are stated at the lower of cost or market and consist of assembled and unassembled parts relating to medical devices. The Company reviews its inventory annually for possible obsolete goods and to determine if any reserves are necessary. The reserve for obsolescence was $53,281 (RMB322,559) and $51,764 (RMB322,556)  for each of 2013 and 2012.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets
Intangible assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Software copyrights	20 years
Other software	5 years

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company applies a discount rate to the estimated cash flows, and an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Management has determined no impairment exists at the balance sheet dates.

Revenue Recognition
The Company recognizes revenues when all the followings conditions have been satisfied:
Persuasive evidence of an arrangement exists;
Delivery and/or installation has occurred (e.g., risks and rewards of ownership have passed);
The sales price is fixed or determinable; and,
Collectibility is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. Because the products are assembled to the customers’ specification, there is no right of return. The Company does not provide its customers with price protection or cash rebates. For products that include software, the software is an off-the-shelf package and an integral part of the products being delivered. The Company does not provide any significant post-sale customer support services and does not provide customers with upgrades. The software is incidental to the product as a whole. For products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed.

For all service income, the Company recognizes the revenue upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

In the PRC, value added tax (VAT) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Cost of Revenues
Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, and other expenses associated with the assembly and distribution of product.

Service income and expense
Service income and expense represents activities related to repair services provided for the customers by BTL.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The accounts of Dehaier, BDL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars. Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The foreign currency accounts of BDL and BTL are translated in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues and expenses are translated at average exchange rates in effect during the periods. Because cash flows are translated based on the average translating rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessary agree with changes in the corresponding balances on the balance sheets. Equity is translated at the historical rate of exchange at the date of capital contribution. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity

Warranty Costs
The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, the Company may revise its estimated product warranty liability. The term of the product warranty is generally twelve months. The reserve for warranty costs was $348,591 and $338,671 at December 31, 2013 and 2012, respectively. Warranty expense for the years ended December 31, 2013, 2012 and 2011 was $57,962, $97,937 and $18,926, respectively.

Research and Development Costs
Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, Research and development costs were $484,770, $230,854 and $268,038 for the years ended December 31, 2013, 2012 and 2011, respectively.

Shipping and Handling Expenses
Shipping and handling expenses of $67,051, $58,078 and $91,017 for the years ended December 31, 2013, 2012 and 2011 were included in the operating expenses in the consolidated statements of income and comprehensive income, respectively.

Advertising Costs
Advertising costs are expensed as incurred, Advertising costs were $78,608, $56,656 and $232,400 for the years ended December 31, 2013, 2012 and 2011, respectively.

Earnings per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the years. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Value Added Tax
The Company reports revenues net of PRC’s value added tax for all the periods presented in the consolidated statements of income and comprehensive income.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation
The Company follows the provisions of ASC 718-10, “Compensation-Stock Compensation”. The Company has a share incentive plan which authorizes the issuance of up to 10% of the number of shares outstanding. Pursuant to the plan, the Company may issue options to purchase its common shares to employees and directors of the Company and its affiliates. The Company fair values share-based awards granted under the plan. Accordingly, compensation is measured on the grant date using appropriate valuation models.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recorded a deferred tax asset for the temporary differences arising from allowance for doubtful accounts and certain accrued expenses. The Company believes it can utilize the deferred tax asset to offset future taxable income. Therefore, no valuation allowance has been provided as of December 31, 2013, 2012 and 2011.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company had filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers during the years ended December 31, 2011, 2012 and 2013. All the potential VAT liabilities on these VAT returns occurred in current period were also accrued as incurred and included in the accompanying consolidated financial statements.

The implementation of ASC 740-10 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2013, 2012 and 2011, the Company did not incur any interest or penalties.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, A Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus the FASB Emerging Issues Task Force). ASU 2013-11 provides guidance on financial statement presentation of unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. This ASU applies to all entities with unrecognized tax benefits that also have tax loss or tax credit carryforwards in the same tax jurisdiction as of the reporting date. This amendment is effective for public entities for fiscal years beginning after December 15, 2013 and interim periods within those years. The company does not expect the adoption of this standard to have a material impact on the Company’s unaudited condensed consolidated financial position and results of operations.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,
	2013	2012
	US$	US$
Due from suppliers	1,153,700	1,101,866
Advances to employees	201,252	53,516
	1,354,952	1,155,382
Allowance for doubtful accounts	(598,747)	(598,747)
	756,205	556,635

4.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	December 31,
	2013	2012
	US$	US$
Prepayment for inventory purchase	4,867,803	3,808,938
Other prepaid expenses	730,181	261,037
	5,597,984	4,069,975

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2013	2012
	US$	US$
Buildings	1,405,723	1,365,717
Land use rights	321,112	311,973
Plant and machinery	3,282,641	2,980,087
Automobiles	44,987	43,706
Office and computer equipment	438,843	524,154
	5,493,306	5,225,637

Less: Accumulated depreciation and amortization	(2,329,241)	(2,330,114)
Property and equipment, net	3,164,065	2,895,523

At December 31, 2013 and 2012, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$2,477,715) and RMB15,000,000 (US$2,407,200), respectively (see Note 8).

Depreciation and amortization expense was $476,037, $471,727 and $450,518 for the years ended December 31, 2013, 2012 and 2011, respectively.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Land Use Rights

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The value of the Company’s land use rights is reported at the purchase price of RMB1,944,000 in 2002.

6.	INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2013	2012
	US$	US$
Software Copyright	2,813,123	2,733,062
Others	33,086	42,736
	2,846,209	2,775,798

Less: Accumulated and amortization	(229,860)	(81,359)
Intangible assets, net	2,616,349	2,694,439

Amortization expense was $143,853, $80,359 and $0 for the years ended December 31, 2013, 2012 and 2011, respectively. Annual future amortization expense at December 31 as follows:
US$
2014	143,853
2015	143,853
2016	143,853
2017	143,853
2018	143,853
2019 and thereafter	1,897,084
2,616,349

7.	TAX RECEIVABLE

Tax receivable consists of the following:

	December 31,	December 31,
	2013	2012
	US$	US$
Value added tax recoverable	372,935	328,208

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a VAT in accordance with Chinese laws. The standard VAT is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of unassembled medical components of the Company’s product used in contract and production can be used to offset the VAT due on sales of the product.

The tax receivable as of December 31, 2013 and 2012 represents VAT credit on the purchased products. These amounts can be used to offset the VAT due on sales of the finished product.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS

The Company has a line of credit for $ 1,651,810 (RMB10,000,000) with a commercial bank in China to finance its working capital. The credit line bears an interest at a variable rate and is renewed annually. Average interest rates for the years ended December 31, 2013, 2012 and 2011 were 6.30%, 6.60% and 5.78%, respectively. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 5) and guaranteed by BDL and an officer of the Company.

On March 28, 2013, the bank renewed the Company's credit line that bears interest at a variable rate with payments due on March 27, 2014 for $1,651,810 (RMB10,000,000).

On March 5, 2013, the Company renewed the loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $ 825,905 (RMB5,000,000) with a floating interest rate which was approximately 7.5% per year, due on March 4, 2014. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 5) and guaranteed by an officer of the Company.

Interest expense on short-borrowings amounted to $159,483, $149,488 and $82,136 for the years ended December 31, 2013, 2012 and 2011, respectively.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of the following:

	December 31,
	2013	2012
	US$	US$
Accrued salaries and social welfare	254,447	259,774
Accrued expenses	191,780	60,542
Other payables, non-trade vendors	41,511	51,591
Deposit from customer	6,836	34,545
	494,574	406,452

10.	TAXES PAYABLE

Taxes payable consist of the following:

	December 31,
	2013	2012
	US$	US$
Value added tax	8,380	144,845
Enterprise income tax	70,776	229,854
Employee withholding taxes	2,793	2,533
Business tax	165	161
City construction tax	636	24,181
	82,750	401,574

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

11.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	December 31,
	2013	2012
	US$	US$
Paid-in capital	711,618	384,211
Retained Earnings	762,599	754,894
Accumulated other comprehensive income	346,056	300,801
	1,820,273	1,439,906

12.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises and a warehouse facility, all of which are classified as operating leases. These non-cancelable leases have lease terms expiring through December 2014. Approximate future minimum lease payments under these leases at December 31, 2013 are $ 91,336 for the twelve months ending December 31, 2014.

Rent expense for the years ended December 31, 2013, 2012 and 2011 was $136,784, $124,373 and $161,362, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China, requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $336,341   and $269,656 as of December 31, 2013 and 2012, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

13.	EQUITY

Common Shares

On March 8, 2011, Dehaier issued 10,000 unregistered common shares to an investment relations firm in connection with the investment advice rendered for the Company. The fair value of the shares on the grant date based on the closing price was $59,300.

On November 16, 2011, Dehaier issued 50,000 unregistered common shares to a consulting firm in connection with the financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was $84,250.

During 2012, Dehaier issued 60,000 restricted unregistered common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $109,000.

On October 7, 2013, Dehaier issued 94,000 options to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $209,574.

On November 14, 2013, Dehaier issued 40,000 restricted unregistered common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On December 29, 2013, Dehaier issued 8,000 ordinary shares to individuals upon exercises of share-based awards.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statutory Surplus Reserves

A PRC company is required to make appropriations to statutory surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve is required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s’ registered capital.

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

Since Dehaier is a British Virgin Islands company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of December 31, 2013, BDL’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. For the years ended December 31, 2013, 2012 and 2011, statutory surplus reserve activity was as follows:

	December 31,
	2013	2012	2011
	US$	US$	US$

Balance – beginning of year	75,489	74,469	72,226
Addition to statutory reserves	771	1,020	2,243
Balance –end of year	76,260	75,489	74,469

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options to acquire the Company’s common shares at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the company granted a nonstatutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Chen Ping. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018. As of December 31, 2013, 307,000 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

	Expected				Grant Date
	Terms	Expected	Dividend	Risk Free	Fair Value
	(years)	Volatility	Yield	Interest Rate	Per share
Employees	5	126%	0%	0.83%	$1.22
Directors and officers	5	126%	0%	0.83%	$1.22
Chen Ping	5	192%	0%	1.41%	$2.30

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

		Weighted Average	Aggregate
Stock options	Shares	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2010	-
Granted	450,000
Forfeited	-
Exercised	-
Outstanding as of December 31, 2011	450,000	$1.45	$-
Granted	-
Forfeited	-
Exercised	-
Outstanding as of December 31, 2012	450,000	$1.45	$400,500
Granted	94000
Forfeited	(94,000)
Exercised	(8,000)
Outstanding as of December 31, 2013	442,000	$1.63	$994,160

Following is a summary of the status of options outstanding and exercisable at December 31, 2013:

Outstanding options			Exercisable options
		Average			Average
Average		remaining	Average		remaining
Exercise		contractual	Exercise		contractual
price	Number	life(years)	price	Number	life(years)
$1.45	348,000	3.0	$1.45	135,000	3.0

$2.30	94,000	4.8	$2.30	-	-

For the years ended December 31, 2013, 2012 and 2011, the Company recognized $94,271, $110,163 and $903, respectively, as compensation expense under its stock option plan.

14.	WARRANTS

On April 21, 2010, the Company issued to Anderson & Strudwick Incorporated (“A&S”) 150,000 warrants, as a portion of the placement commission for the IPO. On the same day, the Company granted a total of 7,500 warrants to Hawk Associates Inc. (“Hawk”), the Company’s investor relations consultancy. On January 10, 2012, the Company issued 100,000 warrants to FirsTrust Group, Inc., (“FirsTrust”), the Company’s financial advisor. There were a total of 257,500 warrants issued and outstanding as of December 31, 2013. All the warrants issued to “A&S” have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years. All the warrants granted to Hawk have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years. All the warrants granted to FirsTrust have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years.

The fair value of the outstanding warrants at December 31, 2013 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	3.88
Exercise price (USD/share)	$4.00, $9.60, $10.00
Risk free rate	0.78%, 0.13%, 0.13%
Dividend yield	-
Expected term/Contractual life (years)	3.02, 1.30, 1.30
Expected volatility	203.20%

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	WARRANTS (CONTINUED)

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013, 2012 and 2011.

	Carrying Value at	Fair Value Measurement at
	December 31,2013	December 31,2013
		Level 1	Level 2	Level 3
Warrants liability	$720,857	$-	$720,857	$-

	Carrying Value at	Fair Value Measurement at
	December 31,2012	December 31,2012
		Level 1	Level 2	Level 3
Warrants liability	$374,166	$-	$374,166	$-

	Carrying Value at	Fair Value Measurement at
	December 31,2011	December 31,2011
		Level 1	Level 2	Level 3
Warrants liability	$96,469	$-	$96,469	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	December 31,
	2013	2012	2011
	US$	US$	US$
Beginning balance	374,166	96,469	318,109
Warrants issued		97,505	-
Fair value change of the issued warrants included in earnings	346,691	180,192	(221,640)
Ending balance	720,857	374,166	96,469

Following is a summary of the warrants activity:

		Weighted	Weighted Average
		Average	Remaining
	Number	Exercise Price	Contractual Life
Outstanding as of January 1, 2011	157,500	$
Granted	-
Forfeited	-
Exercised	-
Outstanding as of January 1, 2012	157,500	$9.98	3.31
Granted	100,000
Forfeited	-
Exercised	-
Outstanding as of December 31, 2012	257,500	$7.66	2.97
Granted	-
Forfeited	-
Exercised	-
Outstanding as of December 31, 2013	257,500	$7.66	1.97

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation for the years ended December 31, 2013, 2012 and 2011:

	Year ended
	December 31,
	2013	2012	2011
Basic earnings per share
Net income available to the company’s common shareholders	$1,995,621	$3,206,151	$3,103,120
Weighted average shares outstanding - Basic	4,625,195	4,578,151	4,514,329
Earnings per share - Basic	$0.43	$0.70	$0.69

Diluted earnings per share
Net income available to the company’s common shareholders	$1,995,621	$3,206,151	$3,103,120
Weighted average shares outstanding - Basic	4,625,195	4,578,151	4,514,329
Options	50,932	23,756	-
Weighted shares outstanding - Diluted	4,676,127	4,601,907	4,514,329
Earnings per share - Diluted	$0.43	$0.70	$0.69

For the years ended December 31, 2013 and 2012, 50,932 shares of 348,000 and 23,756 shares of 450,000 stock options were exercisable and included in the diluted EPS calculation. In 2013, 94,000 stock options were anti-dilutive and not included in diluted EPS. The warrants issued by the Company were anti-dilutive and not included in diluted EPS for all years presented.

16.	INCOME TAXES

British Virgin Islands

Dehaier is a tax-exempt company incorporated in the British Virgin Islands. BDL and BTL were incorporated in the PRC and are governed by the PRC laws.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	INCOME TAXES (CONTINUED)

PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009 and 2012 BDL updated its certification for “high technology” company. In 2012 and 2015 BDL updated its certification for “high technology” company again. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2013, 2012 and 2011.

The tax rate for BTL is 25% in 2013, 2012 and 2011.

A reconciliation of income tax expense and the amount computed by applying the statutory income tax rate to the income before income tax provision is as follows:

	Year Ended December 31
	2013	2012	2011
	US$	US$	US$
Tax computed at statutory rate	515,658	852,640	774,327
Decrease in income taxes resulting from temporary differences		-	(118,030)
Others	9,319	10,155	-
	524,977	862,795	656,297

Provision (Benefit) for income taxes consists of:

	Year Ended December 31
	2013	2012	2011
	US$	US$	US$
Current provision	524,977	862,795	774,327
Deferred provision (benefit)	(2,698)	-	(118,030)
Total provision for income taxes	522,279	862,795	656,297

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of December 31, 2013, 2012 and 2011, Breathcare was inactive and generated no revenue.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	OTHER INCOME

For the year ended December 31, 2013, the Company has not received any subsidy income. For the years ended December 31, 2012 and 2011, the Company received approximately $23,871 (RMB150,600) and $27,423 (RMB177,200), respectively, from the local government in China as subsidy income.

18.	CONCENTRATIONS

Major Customers

For the years ended December 31, 2013, 2012 and 2011, approximately 26%, 13% and 13% of the Company’s revenues were received from two major customers.

No customer represented more than 10% of amounts receivable at December 31, 2013 and 2012, respectively. At December 31, 2011, receivables from two customers were approximately 12% and 10%, respectively.

Major Suppliers

At December 31, 2013, 2012 and 2011, payables due to three suppliers were approximately 43%, 25% and 15% of payables, 34%, 33% and 19% of payables, 50%, 8% and 6% of payables, respectively.

Revenues

For the years ended December 31, 2013, 2012 and 2011, the Company’s top three selling products accounted, in the aggregate, for approximately 67%, 68% and 27%, respectively, of its total net revenues.

The following represents the revenues by product line, all derived from China:

	For the years ended
	December 31,
	2013	2012	2011
	US$	US$	US$
Products Line

Medical Devices	14,824,028	18,547,635	19,362,673
Respiratory and Oxygen Homecare	2,034,150	2,822,690	2,276,610
	16,858,178	21,370,325	21,639,283

19.	SUBSEQUENT EVENTS

On January 8, 2014, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $ 2,478,105 (RMB15,000,000) with a floating interest rate which will be approximately 7.5% in 2014. The loan is due on January 8, 2015. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by an officer of the Company.

On January 20, 2014, the Company repaid the loan in the amount of $ 1,651,970 (RMB10,000,000) with Industrial and Commercial Bank of China Limited (ICBC) and the loan in the amount of $ 825,985 (RMB5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

On February 25, 2014, the Company issued 734,700 common shares in a registered offering at the price of $9.12 per common share to the investors, and issued warrants to purchase 220,410 common shares at the price of $11.86 per common share to the investors. The Company received $6,700,464 in gross proceeds in connection with the sale of such shares (not including proceeds from warrant exercises), and after payment of expenses, the Company received approximately $6,074,000 in net proceeds from such sale.

