Form 20-F
period 2014-12-31
Dehaier Medical Systems Ltd
filed 2015-04-30
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

As of April 15, 2015, there were 5,845,675 shares of the registrant’s Common Shares outstanding.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2012 have been derived from our audited consolidated balance sheet as of December 31, 2012, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements for the years ended December 31, 2010 and 2011, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the years ended
	December 31,
	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Statement of Operations Data:
Revenue	11,989,446	16,858,178	21,370,325	21,639,283	19,598,460

Costs of revenue	(8,797,732)	(10,447,612)	(13,254,587)	(13,696,743)	(11,981,820)

Gross profit	3,191,714	6,410,566	8,115,738	7,942,540	7,616,640

Service income	454,440	309,060	300,338	281,656	339,379
Service expenses	(45,364)	(54,761)	(71,376)	(113,861)	(148,016)
General and administrative expense	(4,545,362)	(1,977,610)	(2,599,368)	(2,620,845)	(1,257,520)
Selling expense	(1,167,487)	(1,182,209)	(1,357,972)	(1,877,303)	(1,421,415)

Operating Income	(2,112,059)	3,505,046	4,387,360	3,612,187	5,129,068

Financial expenses ( including interest expense of $176,231, $159,483 and $149,488)	(195,965)	(164,074)	(151,720)	(86,712)	(125,764)
Other income	51,501	5,033	23,872	34,965	455,950
Other expense	-	-	(173)	(232)	-
Loss on disposal of equipment	(635)	(473,709)	-	-	-
Change in fair value of warrants liability	2,866,171	(346,691)	(180,192)	221,640	(48,109)

Income before provision for income tax and non-controlling interest	609,013	2,525,605	4,079,147	3,781,848	5,411,145

Provision for income tax (expense) benefit	49,991	(522,279)	(862,795)	(656,297)	(850,034)

Net income	659,004	2,003,326	3,216,352	3,125,551	4,561,111

Less: net income (loss) attributable to non-controlling interest	(339,989)	7,705	10,201	22,431	21,401

Net income attributable to Dehaier Medical Systems Limited	998,993	1,995,621	3,206,151	3,103,120	4,539,710

Net income	659,004	2,003,326	3,216,352	3,125,551	4,561,111

Other comprehensive income
Foreign currency translation gain (loss)	(594,556)	1,028,124	398,686	1,174,044	744,829

Comprehensive Income	64,448	3,031,450	3,615,038	4,299,595	5,305,940
-less comprehensive income (loss) attributable to the non-controlling interest	(367,181)	52,960	27,173	85,442	64,902

Comprehensive income attributable to Dehaier Medical Systems Limited	431,629	2,978,490	3,587,865	4,214,153	5,241,038

Earnings per share
-Basic	0.18	0.43	0.7	0.69	1.12
-Diluted	0.18	0.43	0.7	0.69	1.09

Weighted average number of common shares used in computation
-Basic	5,510,076	4,625,195	4,578,151	4,514,329	4,043,836
-Diluted	5,597,169	4,676,127	4,601,907	4,514,329	4,153,438

	December 31,
	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	1,727,763	2,592,945	3,505,330	3,694,486	5,923,386
Working capital	27,416,281	32,619,067	28,852,500	26,981,557	22,618,735
Total Current Assets	31,094,530	36,427,448	32,692,977	31,629,258	33,393,993
Total Assets	46,945,274	42,207,862	38,282,939	34,977,791	36,882,940
Total Current Liabilities	3,678,249	3,808,381	3,840,477	4,647,701	10,775,258
Non-controlling interest	1,453,092	1,820,273	1,439,906	1,412,733	1,327,291
Total Dehaier Medical Systems Limited shareholders' equity	41,260,873	35,858,351	32,628,390	28,820,888	24,462,282
Common shares,	15,864	12,749	12,618	12,454	12,290
Total equity	42,713,965	37,678,624	34,068,296	30,233,621	25,789,573

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.1436 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.0738	6.0537	6.0927
2014
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.1955	6.2741

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

The sleep respiratory market is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, short product life cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner the new and advanced products that our customers demand. New products contribute significantly to our revenues. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. In the future, we may be unable to offset the effect of declining average sales prices through increased sales volume and controlling product costs. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues that may affect the product’s continued commercial viability.

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

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies, such as Respironics Inc., ResMed Inc., and Covidien, as well as domestic Chinese companies such as Jiangsu Yuyue. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the sleep respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions.

Each of the foregoing could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

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

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” BDL is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account.” Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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

The insurance industry in China is still at an early stage of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

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

Our founder, Mr. Ping Chen, founded Beijing Dehaier Technology Company Limited, a PRC company controlled by our chief executive officer, Mr. Ping Chen (“BTL”) on July 5, 2001 to develop and distribute medical devices. He currently owns approximately 91% of BTL, and his wife and employees of Dehaier Medical Systems Limited own the remaining 9% of BTL. BTL leases some of our property to us and provides certain transportation and repair services to medical devices for which we are not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, own the majority Beijing Dehaier Medical Technology Company Limited (“BDL”), a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

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

On September 25, 2014, we registered 100,000 shares for reoffers and resales by our current Chief Executive Officer and a director, Ping Chen.

Relationship among Dehaier, BTL and BDL

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Dehaier owns 99% of BDL, and BTL owns 1% of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

BTL leased its building to BDL from January 1, 2014 to December, 31 2014. The contract has been renewed from January 1, 2015 to December 31, 2015. At December 31, 2014, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$ 2,440,500). Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by BDL and an officer of the Company.

B.            Business Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to obstructive sleep apnea syndrome (“OSAS”) since 2010.

We design, develop and market our own branded medical products and medical components. Because we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We also distribute medical products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported. Our distribution offerings are mostly medical equipment used in the operating room, the intensive care unit (“ICU”) and the emergency room.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

Recent Developments

In January 2014, the Company received CFDA approval for its second generation DHR998 Sleep Diagnostic Device from the Chinese State Food and Drug Administration. Dehaier has now formed a comprehensive line of products to address the market demands of sleep diagnosis, sleep apnea treatment and CPAP treatment evaluation.

In February 2014, (i) Timesco of London renewed the Company’s exclusive right to distribute Timesco’s CLX laryngoscope products. (ii) we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million. This amount does not include any proceeds from warrant exercises. The warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

In April 2014, we appointed Huili (Alisa) Li as our new Chief Financial Officer and as a Director, in both cases to replace Mr. Jingli (Charles) Li, who resigned on April 8, 2014. In addition, in April 2014, we began serving as the exclusive product-appointed distribution agent for some of the world's leading medical companies such as Olympus (Beijing) Sales & Services Co., Ltd. in bidding for multiple government procurement projects funded by the Chinese government.

In June 2014, we (i) received approval from the China Food and Drug Administration (“CFDA”) for our Morpheus Ox software, (ii) obtained a software copyright certificate for our Tele-Consultation Management System V1.0 from China’s State Copyright Bureau and (iii) received a software product registration and test report from the Software Testing Center of China’s State Information Center.

In September 2014, we cooperated with Mindray, Shenzhen Prolto and China Pharmaceutical Group Beijing Medical Equipment Co. to participate in multiple medical equipment procurement projects for top-tier hospitals and successfully secured purchasing orders.

In October 2014, we introduced Dehaier’s wearable sleep respiratory technology systems to twenty-eight medical examination centers and hospitals in China to provide Obstructive Sleep Apnea Syndrome (“OSAS”) diagnosis, CPAP treatment, curative effect evaluation and other related services.

In November 2014, (i) our sleep respiratory solution systems were adopted by an additional 26 major hospitals and 4 medical examination centers in Beijing, Tianjin, Shanxi, Hebei, Anhui, Hubei, Shandong, Inner Mongolia, and Gansu provinces. We also signed a new software license and strategic cooperation agreement with Israel-based WideMed Technologies Ltd.

Our Products

Our proprietary and distributed products include three major categories: (i) medical devices (including supporting products); (ii) sleep respiratory and oxygen homecare products, and (iii) mobile medicine (including Internet Medical and Sleep Diagnosis Products). Our medical devices proprietary and distributed products are mainly used in hospitals and clinics, while the sleep respiratory and oxygen homecare products are mainly for hospitals, sleep centers and at-home use by individual.

Our Proprietary Products

Our management believes that our proprietary products, which are generally less expensive than products from foreign companies, tend to be more attractive to smaller city and rural hospitals and healthcare facilities and other end-users for whom price is a significant factor in deciding whether to purchase our products. Our proprietary products include medical devices and related supporting/technical service products, and sleep respiratory and oxygen homecare products.

Medical Devices (Including Related Supporting Products)

•	Mobile Medical X-Ray Image Devices. We provide four types of DHR Explorer Series mobile and C-armed X-ray machines. X-ray is used for visualizing bone structures and other dense tissues such as tumors. These mobile and C-armed X-ray machines provide added convenience for use in hospitals and clinics. Our C-arm series of X-ray systems are suitable for ortho reduction and fixation procedures, intervertebral disc imaging and treatment, spinal operation, uterine and oviduct imaging, bladder and ureter imaging and gastric imaging.

•	Anesthesia Machines. We provide two types of DHR ORSA Series anesthesia machines. These machines are used by anesthesiologists to support the administration of anesthesia. These machines administer a precise and continuous supply of anesthetic gases and vapors to the patient at accurate and safe levels of pressure and flow. These machines maintain a continuous, closed-loop control over the pressure of gas within a patient’s mouth or respiratory according to the selected pressure input. In addition, these machines feature a modular design for mobility and ease of maintenance, cleaning and disinfection.

•	Ventilator Air Compressor. We provide two types of air compressors to support medical ventilators in surgery by supplying continuous airflow for the ventilator. Where a facility lacks a central pressured air supply system, our C250 and C280 air compressors provide a portable source of such pressured air. Our air compressors feature oil-less motors, large locking castors, high flow capacity, and spill-proof switches. We have designed our air compressors to be adaptable for use with any ventilator.

•	Trolleys for Ventilators. We provide three types of trolleys to hold ventilators and their accessories for mobility. These trolleys can be fit with a monitor to further enhance the portability and utility.

•	Sterilizers for Ventilators. We provide one type of sterilizer to treat the air from patients in order to control cross-contamination and infection in a facility in general and for subsequent ventilator patients in particular.

Sleep Respiratory and Oxygen Homecare Products

•	Oxygen Concentrating Products. We provide two types of oxygen concentrator products, including, the DHR-3L/5L Oxi-Fairy and the DHR-3L/5L Oxi-Pioneer. These products use our patented advanced Pressure Swing Absorbing (“PSA”) technology to produce highly-concentrated, therapeutic-level oxygen (approximately 90% oxygen concentration) from air at normal temperatures. These products are used by patients with cardiovascular disease, respiratory diseases, such as chronic obstructive pulmonary disease, and geriatric patients.

•	Sleep Apnea Treatment Products. We have designed and expect to provide several products designed for obstructive sleep apnea (“OSA”) therapy. These products include our DHR CPAP C5, DHR Auto CPAP A8, and DHR Auto S-CPAP A9. Our DHR CPAP C5, Auto CPAP A8 and DHR S-CPAP A9 are in the process of obtaining CFDA approval and will not be available for sale until we receive such approval. While we expect to receive this approval within the first half of 2010, we cannot guarantee that we will obtain such CFDA approval in this timeframe or all. These products are all non-invasive therapy products that treat symptoms of sleep apnea. Our CPAP devices do not cure apnea but instead use air pressure to open customers’ airways to reduce snoring and apnea disturbances during sleep. Our automatic CPAP products provide air pressure at a customized, adjustable level, while our traditional CPAP products provide a constant level of air pressure.

•	Effective Oxygen Supplement System. We developed an effective oxygen supplement system which helps deliver high-flow, minimal resistance oxygen to patients. This enhanced system can be widely applied to particular circumstances including hospital, emergency treatment, disaster relief, national defense, homecare and homecare oxygen therapy service.

Mobile Medicine (including Internet Medical and Sleep Diagnosis Products)

•	Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea requiring use of a CPAP device. We have obtained the CFDA for DHR998 in January 2014.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs were $615,334, $484,770 and$230,854 for the years ended December 31, 2014, 2013 and 2012, respectively. Our research and development team consists of 20 engineers, representing more than one-fifth of our employees.

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

If we deem a new product to be commercially feasible, our research and development team will work closely with our assembly team to move assembly forward. This integrated approach allows us to identify potential difficulties in commercializing our proprietary product or product improvement. Furthermore, it enables us to make adjustments as necessary and develop cost-efficient assembly processes prior to distribution. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market 5 new products, which appeal to a wide range of end-users.

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

Principal Suppliers – Our Proprietary Products

We use the following principal suppliers to manufacture the components in the products we develop and assemble:

•	Beijing HuaYuHuiZhi technology Co., LTD
•	IMD Beijing Medical Instrument Co., LTD
•	Hunan ZhongYi High-tech Development Co., LTD
•	HEYER (Beijing) International Medical Trading Co., LTD
•	JianFa (Beijing) Co., LTD

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

We maintain a 32,000 square foot product center in Changping Science Park in Beijing. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our 19 employees in assembly and by some of our external vendors, such as Friend of Health. Currently, the supply and manufacture of many critical components is performed by sole-sourced third-party vendors in China.

Proprietary Rights for Our Proprietary Products

We are developing a portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. We have two practical patents issued in China for oxygen concentrators. We have five design patents related to our CPAP devices (2), portable sleep screening (2) and diagnostic services (1). In addition, we obtained 11 software copyrights to our C-arm X-Ray machine (1), CPAP machine (5), air compressor (1), anesthesia machine (1), air concentrator (2) and Tele-Consultation Management System V1.0 (1). Moreover, we possess proprietary technology and know-how in assembly processes, design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

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

We serve as a significant distributor in China for several foreign producers of medical devices and sleep respiratory and oxygen homecare products, including IMD, Timesco, HEYER, eVent and GCE. We believe this extensive platform allows us to be responsive to local market demand. We distribute medical devices and sleep respiratory and oxygen homecare products for these companies.

Medical Devices

•	Mobile Medical X-Ray Image Devices. We provide two types of X-ray machines developed by other companies: the IMD Radius Series mobile and C-armed X-ray machine and the IMD Compact Series mobile-X-ray machine.
•	Anesthesia Machines. We provide two types of anesthesia machines developed by other companies: the Nakomat and Bahner models from HEYER. These machines are used by anesthesiologists to support the administration of anesthesia. These machines administer a precise and continuous supply of anesthetic gases and vapors to the patient at accurate and safe pressure and flow levels. These machines maintain a continuous, closed-loop control over the pressure of gas within a patient’s respiratory system according to the selected pressure input. In addition, these machines feature a modular design for mobility and ease of maintenance, cleaning and disinfection.
•	Ultrasonic Nebulizers. We provide one type of ultrasonic nebulizer developed by another company: the Cumulus model from HEYER. These devices are used to treat patients with respiratory disease such as asthma, bronchitis and pneumonia. The ultrasonic nebulizers convert low viscosity liquid drug into fine like particles so that the particles can reach to infectious area in the respiratory tract. Our distributed model, the Cumulus, is the only model in the market to effectively treat infection in the lower respiratory tract area.
•	Laryngoscopes. We provide three types of laryngoscopes developed by other companies: the Optima, Optima XL and Eclipse lines of laryngoscopes from Timesco. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

Sleep Respiratory and Oxygen Homecare Products

•	Oxygen Valve. We offer a high-flow oxygen device named EASE from Gas Control Equipment Corp. It can be connected with a portable oxygen tank or medical gas pipeline system to deliver high flows of oxygen to patients with minimal breathing resistance. In addition, it helps to deliver high-flow, minimal resistance oxygen to patients. This device effectively increases the degree of blood oxygen saturation and accelerates the recovery of cell functions when patients experience severe hypoxia.

Our Relationships with Suppliers of Our Distributed Products

While we develop, assemble, market and sell our proprietary products, we also serve as the distributor for a number of international companies looking to sell their brands of products in China. We are a distribution agent for some or all products marketed in China by IMD (Italy), Timesco (UK), HEYER (Germany), and Olympus (Beijing). In this capacity, we are responsible for sales, marketing and after-sale services of these products.

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

Principal Suppliers – Our Distributed Products

In addition to the products we design, we distribute products designed and manufactured by the following companies:

•	IMD (Italy)
•	Timesco (UK)
•	HEYER (Germany)
•	Olympus (Beijing)
•	Otometrics (Demark)
•	Beijing HuaYuHuiZhi technology Co., LTD

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

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 90% of our sales are to distributors. Based on the expected use of products sold to distributors, we estimate that they sell approximately 58% of our products to hospitals, 22% to clinics and 10% to individuals. As a result, we estimate that approximately 60% of our products (on a revenue basis, rather than unit basis) are sold to hospitals, approximately 20% to clinics and approximately 20% to individuals. We have contractual distribution relationships with over 2,000 independent distributors. We do not own, employ or control these independent distributors.

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

Dependence on Major Customers. For the years ended December 31, 2014, 2013 and 2012, approximately 20%, 26% and 13% of the Company’s revenues were received from two customers.

Concentration of Receivables.  At December 31, 2014, receivables from one customer were approximately 10% of accounts receivable at December 31, 2014. No single customer represented more than 10% of amounts receivable at December 31, 2013 and 2012, respectively.

Dependence on Major Suppliers. For the years ended December 31, 2014, 2013 and 2012, purchases from three suppliers were approximately 31%, 19%, 12%; 43%, 25%, 15%; and 34%, 33%, 19%, respectively.

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

Our competitors include publicly traded and privately held multinational companies, such as Respironics, Inc. and ResMed Inc., as well as domestic Chinese companies such as Beijing Aoji, Beijing Ya’ao, Jiangsu Yuyue, Zhejiang Longfei, Beijing Shenlu, Guangdong Pigeon, Beijing Huaputai and Tianjin Fufeng. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for sales to large hospitals.

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

Proprietary Product	Primary Competitors in China	Dehaier’s Estimated Competitive Position*
DHR Explorer Series C-armed X-ray machine	Nanjing Puai, Beijing Wandong, Beijing Smart, Shenzhen Lanyun	Average

DHR ORSA Series anesthesia machines	Drugg, GE, Spacelab	Average

C250 and C280 air compressors	Beijing Yi’an, Beijing Shenlu	Greater than average

Trolleys	An OEM business model, N/A	N/A

DHR oxygen concentrator	Beijing Aoji, Beijing Ya’ao, Jiangsu Yuyue, Zhejiang Longfei and Shenyang Haigui	Greater than average

DHR CPAP C5	Foreign companies such as Respironics, ResMed, and Covidien	Average

DHR 998* and diagnosis products	Foreign companies such as Respironics, ResMed, and Covidien	Greater than average

IMD C-armed X-ray machine	Philips, GE, Siemens	Smaller than average

HEYER Anesthesia Machine	Drager (GER), Datex-Ohmeda (US), Primas (UK), Helen (GER)	Smaller than average

HEYER Ultrasonic Nebulizer	PARI (GER), YUYUE (China)	Average

Timesco laryngoscope	Kirchner & Wilhelm (GER), WelchAllyn (USA)	Greater than average

Home Oxygen Therapy Service	Shanghai Shenwei Medical Group	Smaller than average

*A “greater than average” position indicates Dehaier estimates its competitive position in the top third of all competitors. “Average” indicates Dehaier estimates its competitive position in the middle third of all competitors. “Smaller than average” indicates Dehaier estimates its competitive position in the bottom third of all competitors.

As we expand into international markets, our competitors will include publicly traded and privately held multinational companies such as Respironics and ResMed. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at lower prices. We will also face competition in international sales from companies that have local operations in the markets in which we sell our proprietary products. We believe that we can compete successfully with these companies by offering high quality proprietary products at comparable prices.

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

Employees

As of December 31, 2014, we have 107 full-time employees, of which, 19 are employed in assembly; 9 are in research and development; 29 are in general administration; and 50 are in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We make contributions to employee benefits equal to 10% of employee salaries.

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

The majority of our products are classified as Class II or Class III devices. Our anesthesia machines and ventilators are classified as Class III medical devices, while the remainder of our products is either classified as Class II or, in the case of our ventilator trolleys and sterilizers, not categorized devices.

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

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration
Mobile Medical X-Ray Image Devices	Explorer Series mobile and C-armed X-ray machine	July 2015
	IMD Compact Series mobile-X-ray machine	January 2019
Ventilator Air Compressor	DHR280 Air Compressor for Ventilators	Jun-18
Laryngoscope	Timesco Laryngoscope	September 2014(1)
Injection Pump	JMS Injection Pump SP-500	May-15
Anesthesia Machine	Heyer Narkomat	Aug-15
Trolleys for Ventilators	Not applicable	Not a medical device
Sterilizers for Ventilators	Not applicable	Not a medical device

Respiratory and Oxygen Homecare Products

Product Type	Product Model	Registration Expiration
Oxygen Concentrating Products	Oxygen concentrator	Jul-18
Sleep Apnea Treatment Products	CPAP C5	Jul-16
	Auto CPAP A8	Jul-16
	Auto S-CPAP A9	Jul-16
Diagnostic Products	DHR 998	Nov-17

(1)	We are in the process of applying to renew registration for Timesco Laryngoscope and have submitted it for approval and expect to receive the registration in the near future.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of medical device businesses in the PRC is the 2015 Foreign Investment Industrial Guidance Catalogue (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, BDL is engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

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

C.           Organizational structure

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Dehaier owns 99% of BDL, and BTL owns 1% of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

D.            Property, Plants and Equipment

We are headquartered and our principal executive offices are located in Beijing. We assemble and test all our branded products at our 32,000 square foot product facility at the Changping Science Park in Beijing.

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Dehaier Medical Systems Limited	December 31, 2015	2,583 square feet
Room 501, 83 Fuxing Road
Haidian District, Beijing 100856

Product Center	45 Yong An Road, Science Park, Changping District, Beijing, 102200	December 31, 2015	32,000 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product center consists of office buildings, a manufacturing/assembly base, a warehouse and employee living quarters. In addition, we have assembly and testing machines at the product center. Our production facility secures a loan agreement with Nanjing Bank Company Limited (Beijing Branch) for approximately $2,440,500 (RMB15,000,000), entered on March 3, 2015. We do not have any current plans to expand our facilities or acquire or build new facilities.

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

Overview

The Company's business is divided into three parts: (i) medical devices (including supporting products such as operating room products, ventilators, medical imaging products, medical emergency products and medical air compressor products); (ii) sleep respiratory and oxygen therapy products (previously defined as respiratory and oxygen homecare products) ; and (iii) mobile medicine (including wearable sleep respiratory solution for Obstructive Sleep Apnea Syndrome (“OSAS”), telemedicine services, hospital management and wireless solutions).

The company's revenue mainly comes from medical products, key account business products, sleep respiratory and oxygen homecare products, and mobile telemedicine. For the years ended December 31, 2014, 2013 and 2012, our total revenues amounted to approximately $11.99 million, $16.86 million and $21.37 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net income attributable to Dehaier for the years ended December 31, 2014, 2013 and 2012 was approximately $1.00 million, $2.00 million and $3.21 million, respectively. The revenue and net income attributable to Dehaier decreased mainly because of the influence of increasingly challenging market conditions, and, to a lesser extent, new entrants to the market.

While we continuously developed our traditional medical device sales and actively participated in key account procurement projects, we gradually shifted the focus of our business to the sleep respiratory solution for OSAS with increased efforts in research and development and sales and marketing. Although our sleep respiratory business is still in its early stages, management expects it to be a key growth driver for the company in coming years. We received the fourth certification from CFDA for our sleep respiratory analysis and diagnostic software and officially launched sales of our sleep respiratory diagnostic system nationwide in June 2014. By the end of March 2015, we completed delivery and installation of our sleep respiratory systems to sleep medical centers, respiration departments, and ENT departments of over sixty hospitals and privately-owned medical examination centers located in major cities across China.

Although our revenues and net income attributable to Dehaier for 2014 were lower than that of 2013 mainly due to the transition of business strategies, we expect our sleep respiratory business to drive meaningful growth of our overall revenues in 2015.

	For the years ended
	December 31,
	2014	2013	2012
	US$	US$	US$
Revenue	11,989,446	16,858,178	21,370,325

Costs of revenue	(8,797,732)	(10,447,612)	(13,254,587)
General and administrative expense	(4,545,362)	(1,977,610)	(2,599,368)
Selling expense	(1,167,487)	(1,182,209)	(1,357,972)
Total cost and expense	(14,510,581)	(13,607,431)	(17,211,927)

Net income	659,004	2,003,326	3,216,352

Net income attributable to Dehaier Medical Systems Limited	998,993	1,995,621	3,206,151

Comprehensive income attributable to Dehaier Medical Systems Limited	431,629	2,978,490	3,587,865

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net income are:

•	our ability to position our products in different market segments, including our recent efforts to sell our products to hospitals and other healthcare facilities nationwide;

•	our ability to price our products at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

•	new products introduced by us as well as our competitors. The introduction of new products by our competitors may lead to a decrease in sales and market share of our products, or force us to sell our products at reduced prices or margins;

•	our ability to carry out our new business initiatives effectively. As we continue to invest heavily in research and development projects and new business lines, including our new entry into the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives;

•	our ability to attract and retain distributors and key customers;

•	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe play a vital role in our new business initiatives;

•	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

•	our ability to establish, promote, and maintain the public relations image of our Company and product brands; and

•	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Revenues

Our total revenues are derived from our medical devices, our respiratory and oxygen homecare products and mobile telemedicine services. In 2014, our total revenues decreased by 28.88% mainly due to the influence of increasingly challenging markets and new competitors. Along with the development of the company's business shifting strategy, the Company invested more resources in the research and development of sleep respiratory business, and adjusted the sales strategy of traditional medical devices business.

We expect to allocate more resources to our sleep respiratory business as we further our restructuring effort in our traditional medical device business. During 2014, revenues from the sleep respiratory business and telemedicine services started to increase. Our management believes that sleep respiratory business and telemedicine services, hospital management and wireless solutions will become an important growth driver for the Company in coming years.

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

Sleep Respiratory and Oxygen Homecare Products

We derive revenues in our sleep respiratory and oxygen homecare line from sales of oxygen concentrators, CPAP devices, and portable sleep diagnostics devices. We anticipate that, on a percentage basis, revenues from sleep respiratory and oxygen homecare product line will increase more rapidly than total revenues in the near term, as we introduce new and more advanced products. We expect to develop our market for sleep respiratory and oxygen homecare market in China and internationally through the use of distributors as well as through our direct sales platform. In addition, we launched the new Effective Oxygen Supplement System in 2012. This system is able to satisfy more demands from a much more detailed and specific market. While we strongly believe in the tremendous growth potential of sleep respiratory and oxygen homecare business in coming years, we are still in the early stage of this business.

During the past year, the sleep respiratory business has achieved some progress; we have established relationships with hospitals and healthcare centers. In 2015, management will be focusing on laying solid foundation, such as introducing more advanced products and penetrating the market for sleep respiratory and oxygen homecare business. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

Mobile Medicine (Including Internet Medical and Sleep Diagnostic Products)

We derive revenues in our internet based medical and sleep diagnostic products and services line from sales of medical consumables used for sleep diagnosis, telemedicine devices, hospital wireless devices, healthcare management software and offering related services.

We continue to devote proactive efforts to develop the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our sleep respiratory business recognized 10% of the total revenue for the year 2014. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered, We will continue to focus on development of private physical examination chains which we believe have large quantities of potential customers for testing sleep conditions.

We will also actively participate in telemedicine infrastructure construction and services, hospital management and wireless solutions. We initiated our telemedicine, hospital management and wireless solutions early last year, offering telemedicine platform and related services for local hospitals to connect well-known larger hospitals to implement tele-consultation service for their patients. These solutions generated 3% out of total revenues last year.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, general and administrative expenses, selling expenses and other expenses.

Our total operating costs and expenses increased both as a percentage of our total revenues and in absolute amount for the year ended December 31, 2014 compared to the same period in 2013 due to the increase of investment on research and development expense of sleep respiratory business, the provision for the impairment and the employee share-based incentives. The following table sets forth the components of our costs and expenses both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the year ended December 31,
							Change		Change
	2014		2013		2012		2014 v. 2013		2013 v. 2012
	USD		USD		USD		USD		USD
	(‘000)%		(‘000)%		(‘000)%		(‘000)%		(‘000)%
Revenues	11,989	100	16,858	100	21,370	100	(4,869)	(28.88)	(4,512)	(21.11)

Costs and expenses
Cost of revenues	8,798	73.38	10,448	61.98	13,255	62.03	(1,650)	(15.79)	(2,807)	(21.18)
General and administrative expense	4,545	37.91	1,978	11.73	2,599	12.16	2,567	129.78	(621)	(23.89)
Selling expense	1,167	9.73	1,182	7.01	1,358	6.35	(15)	(1.27)	(176)	(12.96)
Total costs and expenses	14,510	121.03	13,608	80.72	17,212	80.54	902	6.63	(3,604)	(20.94)

Net Income	659	5.50	2,003	11.88	3,216	15.05	(1,344)	(67.10)	(1,213)	(37.72)

Cost of Revenues

Cost of revenues primarily includes finished goods, parts for assembly, wages, handling charges, and other expenses associated with the assembly and distribution of product.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures and additional personnel costs to maintain the competitive advantage of our mobile telemedicine business. In addition, we expect to continue to incur significant general and administrative expenses in capital operation and maintaining investor relationships as a public company.

Selling Expenses

Selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Along with our shifting growth strategies, we believe selling expenses will increase as we strengthen our distribution network, deepen our partnerships with customers and expand market share of our mobile telemedicine business which we believe will generate a significant portion of our revenue stream in the future.

Results of Operations

We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013.

Revenues

Our total revenues decreased by 28.88% from $16.86 million for the fiscal year ended December 31, 2013 to $11.99 million for the fiscal year ended December 31, 2014. The decrease of revenues is mainly due to the influence of increasingly challenging markets, macroeconomic headwinds and increased competition. Along with the development of the company's business shifting strategy, the company invested more resources in the research and development of mobile telemedicine, and adjusted the sales strategy of traditional medical devices business. In 2014, the Company made substantial progress in its mobile medicine business, which accounted for about 14% of total sales. Although our mobile medicine is still in its early stage, our management believes that its mobile medicine business will become an important growth driver for the Company in coming years.

Cost of Revenues

Our cost of revenues decreased by 15.79% from $10.45 million for the fiscal year ended December 31, 2013 to $8.80 million for the fiscal year ended December 31, 2014. The decrease in cost of revenues was mainly due to the decrease of revenues. The cost of revenue reduction is due to the gradual reduction on parts of traditional medical device business and uncompetitive product sales due to strategic restructure.

Gross Profit

Our gross profit decreased from $6.41 million in 2013 to $3.19 million in 2014 and gross margin decreased from 38.03% in 2013 to 26.62% in 2014. In order to deal with the influence of increasingly challenging markets and new competitors, our Company gradually reduced the parts of our traditional medical device business and decreased the sales of uncompetitive products due to strategic restructuring. Our mobile medicine is still in its early stage and this is a normal phenomenon in the process of our business shifting strategy and market strategy. Along with our mobile medicine business development, management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin in the future.

Operating Expenses

Our operating expenses increased by 80.80% from $3.16 million for the fiscal year ended December 31, 2013 to $5.71 million for the fiscal year ended December 31, 2014. The increase of operating expenses was due to the increase of general and administration expenses. We analyzed our operating expenses by general and administrative expenses and selling expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses increased by 129.84% from $1.98 million for the fiscal year ended December 31, 2013 to $4.55 million for the fiscal year ended December 31, 2014. This increase was mainly due to the increase of investment on research and development expense of sleep respiratory business, the increase of professional service fees, external consultant fees and employee share-based compensation expenses and the provision for impairment. We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Selling Expense

Our selling expenses decreased by 1.25% from $1.18 million for the fiscal year ended December 31, 2013 to $1.17 million for the fiscal year ended December 31, 2014. The reduction of selling expenses was mainly because the Company strengthened its cooperation with the Chinese government and focused on the key account business which incurred relatively less expense. The reduction in selling expense also resulted from the improvement in operating efficiency as we reduced the expenses of attending medical device exhibitions and we encouraged our sales staff to maintain business relationships with distributors and clients via telephone rather than in-person business meetings where possible. Along with the Company’s business shifting strategy, we believe the selling expense will increase accordingly as we concentrate on market development for sleep respiratory business which will become a major revenue generator of our revenues in the future.

Operating Income (Loss)

As a result of the foregoing, we generated an operating loss of approximately $2.11 million in 2014, compared to operating income of approximately $3.51 million in 2013. Operating income decreased by 160.26%, mainly because of the reduced revenues and the increased general and administrative expenses.

Change in fair value of warrants liability

For the year ended December 31, 2014, the gain related to changes in the fair value of warrants liability relating to the warrants issued to investors and placement agents was $2,866,171, compared to a loss of $346,691 for the year ended December 31, 2013, an increase of $3,212,862 from 2013. The gain on the changes in the fair value of warrants liability was due to the decrease in the price of our common stock underlying the warrants issued on February 21, 2014, which decreased from $9.12 on the issuance date to $2.73 on December 31, 2014.

Taxation

Our income tax expense was approximately $0.05 million in 2014, compared to approximately $0.52 million in 2013. Our taxable income decreased primarily due to the decrease in our taxable income and the tax deduction from deferred tax assets.

Net Income

As a result of the foregoing, we had net income of approximately $0.66 million in 2014, compared to approximately $2.00 million in 2013. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $1.00 million and $2.00 million in 2014 and 2013, respectively.

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

Cash Flows and Working Capital

As of December 31, 2014, we had $1,727,763 in cash and cash equivalents. As a result of decreased cash flow associated with investments in R&D and intellectual property investment, market development activities, and the decreased cash flow from operating activities, net cash decreased from $2,592,945 at December 31, 2013. We believe that our currently available working capital of $27,416,281, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent of the Company’s expansion of new business and products, we may need to rely on a variety of sources of funding, including but not limited to operating cash, and debt and/or equity financing.

Operating Activities

Net cash provided in operating activities was $4,137,353 for the year ended December 31, 2014 as compared to $200,450 used in operating activities for the same period in 2013. The reasons for this change are mainly as follows:

(i)	Prepayments and other current assets decreased by $5,238,541 in 2014, compared with an increase of $3,844,093 in 2013. The decrease is mainly due to purchase reduction of spare parts of medical devices and equipment due to reduced traditional medical equipment sales.

(ii)	Change in fair value of warrants liability decreased by $2,866,171 in 2014, while in the same period of 2013, it increased by $346,691. This incremental decrease of $3,212,862 in change in fair value of warrants liability is mainly due to the change in stock price.

(iii)	Inventories increased by $1,904,329 in 2014, while in 2013, inventories increased by $120,996. The aggregate increase in inventories of $1,783,333 was mainly due to the stored sleep respiratory diagnosis and analysis systems and workstations for the sleep respiratory business.

(iv)	Other receivables increased by $481,785 in 2014, while in 2013, other receivables decreased by $562,140. The incremental increase of $1, 043,925 in other receivables is mainly due to the contract deposits for large contracts of the sleep respiratory business and key account business.

(v)	Stock-based compensation expense increased by $1,408,421 in 2014, while in 2013, stock-based compensation expense increased by $239,871. The increase is mainly due to the implementation of the employee share-based incentive plan for our new business development.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 was $11,197,648, compared to $1,130,621 for the same period of 2013. The cash used in investing activities in 2014 was mainly attributable to more capital expenditures for sleep respiratory diagnosis and analysis system and equipment, and software copyrights and patent we acquired for the therapy products of sleep respiratory business.

Financing Activities

We repaid $2,948,700 of short-term borrowings and entered into two new loan agreements for $2,944,000 in the aggregate in 2014, as compared to $2.5 million proceeds from a short-term bank loan in 2013. The net cash proceeds received from issuance of common stock in February 2014, after deducting underwriter commissions and other associated fees, were $6,066,546. The net amount provided by financing activities was $6,256,146 in 2014.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating Lease Obligations	$92,923	$92,923	-	-
Short-term borrowings	$2,440,500	$2,440,500	-	-
Total	$2,533,423	$2,533,423	-	-

The leased properties are principally located in the PRC, and we use such properties for administration and warehouse facilities. The leases are renewable subject to negotiation.

Short-term borrowings represent short-term loans from one bank, which are due in January 2015.

Capital Expenditures

We made capital expenditures of approximately $11.20 million, $1.13 million and $2.73 million in 2014, 2013 and 2012, respectively, representing 93.4%, 6.70% and 12.73% of our total revenues, respectively. Our capital expenditures were used to purchase machinery for our assembly line and obtain software copyrights. As of December 31, 2013, we had no capital expenditure obligations, while in 2014 our capital expenditures were mainly used for sleep respiratory diagnosis and analysis system and equipment, patent certification of some intangible assets and intellectual property rights.

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

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are 60-180 days from the end of the month in which services are provided or goods are delivered. Our typical trade receivable terms vary based on the type of customer. We generally require 100% prepayment before delivering our products to individual clients. Our contract terms general require 10%-30% prepayment for our hospital and healthcare center clients, and the trade receivable term in contracts for those clients is generally between 60 and 90 days. Our contract terms general require 10% prepayment from our distributor clients, and the trade receivable term in contracts for those clients is generally between 60 and 180 days. With the exception of the prepayments we require in some cases, we generally do not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts.

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

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

•	Persuasive evidence of an arrangement exists;
•	Delivery and/or installation has occurred (e.g., risks and rewards of ownership has passed);
•	The sales price is fixed or determinable; and
•	Collectability is reasonably assured.

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

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs were $615,334, $484,770 and $230,854 for the years ended December 31, 2014, 2013 and 2012, respectively. Our research and development team consists of 20 engineers, representing more than one-tenth of our employees.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations	$92,923	$92,923	$-	$-	$-
Total	$92,923	$92,923	$-	$-	$

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Ping Chen(1)(2)	51	Chief Executive Officer and Chairman and Director
Huili (Alisa) Li(1)(3)	34	Chief Financial Officer and Director
Yunxiang (Phil) Fan(1)(3)(4)(5)(6)	48	Independent Director
Genhui Chen(1)(4)(5)(6)(7)	51	Independent Director
Mingwei Zhang(1)(4)(5)(6)(7)	62	Independent Director

(1)	The individual’s business address is c/o Room 501, 83 Fuxing Road, Haidian District, Beijing 100856 People’s Republic of China.
(2)	Class III director whose term expires in 2015.
(3)	Class II director whose term expires in 2017.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2016.

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

Huili (Alisa) Li. Ms. Li is a director of our Company and our Chief Financial Officer. Ms. Li has served as our Chief Financial Officer since April 2014 and was previously our financial manager from 2013. She is familiar with US GAAP, PRC GAAP, IFRS and Sarbanes-Oxley Act compliance. Ms. Li previously worked as an auditor in the professional services department of LehmanBrown’s Beijing office from 2010 to 2013 and in the assurance department of the Beijing office of PricewaterhouseCoopers (PwC) from 2007 to 2009. Ms. Li earned a master’s degree in Technological Economy and Management from Beijing Information Science & Technology University in 2007, a bachelor’s degree in Business Administration from China University of Geosciences in 2004 and a second bachelor’s degree in Science & Technology English from Huazhong University of Science and Technology in 2014. Ms. Li has been chosen to serve as a director because of her experience with financial matters and her familiarity with our operations.

Yunxiang (Phil) Fan. Mr. Fan is a director of our company. In 2003, Mr. Fan co-founded Tri-Tech Holding Inc., a company operating in the water pollution remediation, software and engineering industry in China (“Tri-Tech”). Mr. Fan served as the Chief Executive Officer and a director of Tri-Tech. Prior to founding Tri-Tech, Mr. Fan provided technical, engineering and management services in several U.S. engineering firms, including Black and Beatch, Parsons Brinckerhoff, Inc., and Chastain-Skillman, Inc. From 2003 through 2005, Mr. Fan was the Asia Regional Sales Manager for Met-Pro Corporation. Mr. Fan earned his bachelor’s and master’s degrees in environmental engineering from Hunan University and a master’s degree in civil engineering from Louisiana State University. Mr. Fan has been a registered professional engineer in the United States since 2001. Mr. Fan was chosen as a director because we believe we can benefit from the guidance of the president of a Chinese company publicly traded in the U.S.

Genhui Chen. Dr. Chen is a director of our company. Dr. Chen is president of Beijing Wenfeng Medical Technology Ltd. (“BWMT”), a privately-held pharmaceutical research and development company focusing on novel cancer and dermatological products. Dr. Chen has over 15 years of experience, from1993 to 2008, in the pharmaceutical industry in the areas of clinical research, regulatory compliance, corporate development and management, for a variety of companies ranging from start-ups to public companies, both in Canada and in China. Prior to joining BWMT in 2010, Dr. Chen was a founder, president and chief executive officer of Welichem Biotech Inc., a Canadian pharmaceutical company listed on the TSX Venture Exchange since 2008. From 1999 until he founded Welichem, Dr. Chen was a senior scientist at Terragen Discovery Inc., a subsidiary of Cubist Pharmaceuticals. Dr. Chen received his M.Sc. and Ph.D. degrees in biology from Simon Fraser University in Vancouver, Canada in 1988 and 1991, respectively. Dr. Chen was chosen as a director because of his extensive experience in research and development, regulatory compliance, corporate development and management.

Mingwei Zhang. Mr. Zhang a director of our company. Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From September 2007 to October 2013, Mr. Zhang served as Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (NasdaqCM: SINO). From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang was chosen as a director because of his financial experience.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2014 to Ping Chen, our principal executive officer.  No other executive officer received compensation.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards		All Other Compensation		Total
Ping Chen, Principal Executive Officer	2014	$29,689	$	$884,144	(1)(2)(3)	$531,000	(4)	$1,444,833

(1)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which options vest over a period of five years, the first 20% of which will vest on October 7, 2014. The grant date fair value of the options was $2.30 per underlying share. Although we disclose the entire amount of the grant in the year of grant in the Summary Executive Compensation Table, we have amortized $41,965.36 of such grant in the year ended December 31, 2014.

(2)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which options vest over a period of five years, 40% of which were vested as of December 29, 2013. The grant date fair value of the options is $1.22 per underlying share. The options granted in 2011 are not reflected in the Summary Executive Compensation Table.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which options vest over a period of five years. The grant date fair value of the options was $5.31 per underlying share. Although we disclose the entire amount of the grant in the year of grant in the Summary Executive Compensation Table, we have amortized $49,160 of such grant in the year ended December 31, 2014.

(4)	On October 22, 2014, 100,000 ordinary shares were issued to Mr. Chen Ping, which vest over 12 months. The grant date fair value of the ordinary shares was $5.31 per underlying share. $221,250 was amortized in the year ended December 31, 2014

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Fan and Mr. Genhui Chen receive $2,000 per meeting attended. The following table shows the annual compensation paid by us for the year ended December 31, 2014 to our directors.

Summary Director Compensation Table

Name	Fees earned or paid in cash	Stock-based Compensation		Total(1)
Ping Chen(2)	$	$		$
Yunxiang (Phil) Fan(3)	$		$29,329		$29,329
Huili (Alisa) Li(2)(4)	$	$		$
Charles Li(5)
Genhui Chen(6)	$		$14,644		$14,664
Mingwei Zhang(7)	$		$72,808		$72,808

(1)	With the exception of Mr. Ping Chen, none of the directors received any common share awards, option awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2014. As noted below, Mr. Ping Chen received such options in his capacity as an officer, and all such grants are reflected in the Summary Executive Compensation Table.
(2)	Mr. Ping Chen and Ms. Li received compensation in their capacity as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.
(3)	Mr. Fan previously received a grant of options to purchase 40,000 shares from the company, of which 60% have vested as of December 31, 2014. We have amortized $29,329 of such amount in the year ended December 31, 2014.
(4)	Ms. Li became a director of our Company on April 8, 2014.
(5)	Mr. Li resigned as a director of our Company on April 8, 2014
(6)	Mr. Genhui Chen previously received a grant of options to purchase 20,000 shares from the company, of which 60% have vested as of December 31, 2014. We have amortized $14,644 of such amount in the year ended December 31, 2014.
(7)	Mr. Mingwei Zhang received 11,975 common shares from the company pursuant to the director compensation plan. We have amortized $ 72,808 of such amount in the year ended December 31, 2014.

C.	Board Practices

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

As of December 31, 2014, we had 107 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2014, 2013 and 2012, we had 107, 104 and 165 employees, respectively.

	December 31,
	2012	2013	2014

Total	165	104	107
Mid and high level Manager	15	15	29
Sales	78	48	50
R&D and Customization	27	21	9
Assembly and Procurement	45	20	19

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2015 by:

•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 5,845,675 common shares outstanding as of March 31, 2015. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	1,213,542	(3)	20.76%

Yunxiang (Phil) Fan	24,000	(4)	*
Genhui Chen	12,000	(5)	*
Mingwei Zhang	11,795	(6)	*

All officers and directors as a group	1,249,542		21.38%
Chen Ping Ltd.	1,104,742	(3)	18.9%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Ping Chen has the sole power to direct the voting and disposition of the 1,104,742 shares held by Chen Ping Ltd. The number also includes 108,800 shares underlying options, which will have vested within 60 days hereof. Such amounts are reflected for Mr. Ping Chen but not for Chen Ping Ltd.

(4)	This number consists of shares underlying options, of which 24,000 will have vested within 60 days hereof. This number does not include 16,000 shares underlying options that vest more than 60 days after the date of this report.

(5)	This number consists of shares underlying options, of which 12,000 will have vested within 60 days hereof. This number does not include 8,000 shares underlying options that vest more than 60 days after the date of this report.

(6)	This number consists of shares underlying options, of which 11,795 will have vested within 60 days hereof.

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

In 2013, we established our 2013 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 462,000 of our common shares. As of the date of this report, we have issued 94,000 options pursuant to our 2013 Share Incentive Plan.

In 2014, we established our 2014 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 466,800 of our common shares. As of the date of this report, we have issued 131,000 options and 100,000 common shares pursuant to our 2014 Share Incentive Plan.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2015 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 5,845,675 common shares outstanding as of March 31, 2015. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Ping Chen	1,213,542	(3)	20.76%
Chen Ping Ltd.	1,104,742	(3)	18.90%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.
(3)	Ping Chen has the sole power to direct the voting and disposition of the 1,104,742 shares held by Chen Ping Ltd. The number for Ping Chen also includes 108,800 shares underlying options, which will have vested within 60 days hereof. The number for Chen Ping Ltd. does not include such shares underlying options.

B.	Related party transactions

The Company did not enter into any related party transactions in the fiscal years ended December 31, 2013, 2012.

The Company’s related party transactions include purchases of property, plant and equipment. These transactions were consummated at fair market price and under similar terms as those with the Company's customers and suppliers.

During the years ended December 31, 2014, the Company entered into related party transactions as shown below:

	December 31,
	2014	2013
	US$	US$
Deposits for purchase of property, plant and equipment - related party	1,498,627	-
Purchases from related party	1,142,845	-
Purchases of intangible assets from related party	325,400	-

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

See information provided in response to Item 18 below.

Item 9.	The Offer and Listing

A.	Offer and listing details

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

On November 20, 2014, the Company signed a new software license and strategic cooperation agreement with Israel-based WideMed Technologies Ltd.. The New Agreement gives Dehaier six more years of exclusive right in China to offer WideMed’s cost-effective, portable home sleep diagnostic and analysis software solution, Morpheus OX. Both parties also agreed to leverage WideMed’s innovative cloud-based automatic sleep diagnostic and analysis software and Dehaier’s cost-effective wearable hardware solution to fully cooperate on the development and marketing of turnkey solution systems for Obstructive Sleep Apnea Syndrome both in China and abroad.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2014, 7% of our net revenues were generated from sales denominated in currencies of U.S. dollar. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi resulted in a decrease of $31 thousand in operating income in 2014.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2014, our outstanding short-term borrowings were $2.4 million. The interest rate of our borrowings is a fixed interest.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3 % in 2012, 2.6% in 2013 and 3.3% in 2014. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

     As of December 31, 2014 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. In making this assessment, management used the 1992 COSO framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

The COSO framework summarizes each of the components of a company’s Internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and did not identify any significant deficiencies and material weaknesses as of December 31, 2014. However, based on the fact that we do not have any full-time accounting personnel who have U.S. GAAP experience, our management has considered this as a material weakness and determined that as of December 31, 2014, the internal control over financial reporting was not effective.

In an effort to remedy this material weakness in the future, we intend to do the following:

(1)	Develop a comprehensive training and development plan for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Financial Manager, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof.

(2)	Design and implement a program to provide ongoing company-wide training regarding the Company's internal controls, with particular emphasis on our finance and accounting staff.

(3)	Implement an internal review process over financial reporting to review all recent accounting pronouncements and to verify that the accounting treatment identified in such reports has been fully implemented and confirmed by our internal control department. In the future, we will continue to improve our ongoing review and supervision of our internal control over financial reporting.

(4)	Hire an individual that possesses the requisite U.S. GAAP experience and education.

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. We are in the transition from the 1992 COSO framework for internal controls to the 2013 COSO framework, which formalized the principles embedded in the original framework more explicitly incorporated business and operating environment changes over the past two decades, and which improved the framework’s ease of use and application. We expect to complete the transition from the 1992 COSO framework to the 2013 COSO framework in 2015.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the three or twelve months ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Haidian District, Beijing 100856

People’s Republic of China

Attention: Secretary

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2014. Audit services provided by Friedman LLP for fiscal 2014 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2014 and 2013, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $145,000 and $135,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2014 and 2013.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2014 and 2013.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2014 and 2013.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2014.

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

Item 16H.              Mine Safety Disclosure.

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

The consolidated financial statements of Dehaier Medical Systems Limited are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit
Number	Document

3(i).1	Third Amended and Restated Articles of Association of the Registrant(1)

3(ii).1	Third Amended and Restated Memorandum of Association of the Registrant(1)

4.1	Specimen Share Certificate(1)

4.2	Form of Warrant to purchase Common Shares by the Company. (2)

10.1	2009 Share Incentive Plan(1)

10.2	2013 Share Incentive Plan(3)

10. 3	2014 Share Incentive Plan(4)

31.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(5)

31.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(5)

32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(6)

32.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(6)

99.1	Code of Business Conduct and Ethics(1)

99.2	Audit Committee Charter(7)

99.3	Press release dated April 30, 2015 regarding earnings

101.INS	XBRL Instance Document(5)

101.SCH	XBRL Taxonomy Extension Schema Document(5)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(5)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(5)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(5)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(5)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended.

(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on November 29, 2013.
(4)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed on July 1, 2014.
(5)	Filed herewith.
(6)	Furnished herewith.
(7)	Incorporated by reference to the registrant’s Form 10-K, File no. 001-34661, filed on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 30th day of April, 2015.

DEHAIER MEDICAL SYSTEMS LIMITED

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: April 30, 2015

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Dehaier Medical Systems Limited

We have audited the accompanying consolidated balance sheets of Dehaier Medical Systems Limited and Affiliate as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. Dehaier Medical Systems Limited and Affiliate’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dehaier Medical Systems Limited and Affiliate as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

April 30, 2015

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,727,763	2,592,945
Accounts receivable -less allowance for doubtful accounts of $1,600,920 and $935,865	11,828,134	12,616,694
Contract Deposits	1,823,235	2,373,651
Other receivables -less allowance for doubtful accounts of $598,747 and $598,747	1,707,799	756,205
Advances to Suppliers	4,862,222	7,077,275
Prepayment and other current assets	2,396,787	5,597,984
Inventories, net	6,202,065	4,914,083
Tax receivable	138,986	372,935
Deferred tax asset	407,539	125,676
Total Current Assets	31,094,530	36,427,448

Deposits for purchase of property, plant and equipment	3,480,509	-
Deposits for purchase of property, plant and equipment-related party	1,498,627	-
Property and equipment, net	4,673,666	3,164,065
Intangible assets, net	6,197,942	2,616,349
Total Assets	46,945,274	42,207,862

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,440,500	2,477,715
Accounts payable	270,523	86,804
Advances from customers	167,285	317,947
Accrued expenses and other current liabilities	509,697	494,574
Taxes payable	156,024	82,750
Warranty obligation	134,220	348,591
Total Current Liabilities	3,678,249	3,808,381

OTHER LIABILITIES
Warrants liability	553,060	720,857
Total Liabilities	4,231,309	4,529,238

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 5,808,675 and 4,668,000 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	15,864	12,749
Additional paid in capital	18,719,965	13,752,187
Retained earnings	19,142,337	18,143,344
Accumulated other comprehensive income	3,382,707	3,950,071
Total Dehaier Medical Systems Limited shareholders' equity	41,260,873	35,858,351
Non-controlling interest	1,453,092	1,820,273
Total equity	42,713,965	37,678,624
Total liabilities and equity	46,945,274	42,207,862

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,
	2014	2013	2012
	US$	US$	US$
Revenue	11,989,446	16,858,178	21,370,325

Costs of revenue	(8,797,732)	(10,447,612)	(13,254,587)

Gross profit	3,191,714	6,410,566	8,115,738

Service income	454,440	309,060	300,338
Service expenses	(45,364)	(54,761)	(71,376)
General and administrative expense	(4,149,856)	(1,977,610)	(2,599,368)
Impairment loss for intangible assets	(395,506)	-	-
Selling expense	(1,167,487)	(1,182,209)	(1,357,972)

Operating Income (Loss)	(2,112,059)	3,505,046	4,387,360

Financial expenses ( including interest expense of $176,231, $159,483 and $149,488)	(195,965)	(164,074)	(151,720)
Other income	51,501	5,033	23,872
Other expense	-	-	(173)
Loss on disposal of equipment	(635)	(473,709)	-
Change in fair value of warrants liability	2,866,171	(346,691)	(180,192)

Income before provision for income tax and non-controlling interest	609,013	2,525,605	4,079,147

Provision for income tax (expense) benefit	49,991	(522,279)	(862,795)

Net income	659,004	2,003,326	3,216,352

Less: net income (loss) attributable to non-controlling interest	(339,989)	7,705	10,201

Net income attributable to Dehaier Medical Systems Limited	998,993	1,995,621	3,206,151

Net income	659,004	2,003,326	3,216,352

Other comprehensive income (Loss)
Foreign currency translation gain (loss)	(594,556)	1,028,124	398,686

Comprehensive Income	64,448	3,031,450	3,615,038
-less comprehensive income (loss) attributable to the non-controlling interest	(367,181)	52,960	27,173

Comprehensive income attributable to Dehaier Medical Systems Limited	431,629	2,978,490	3,587,865

Earnings per share
-Basic	0.18	0.43	0.70
-Diluted	0.18	0.43	0.70

Weighted average number of common shares used in computation
-Basic	5,510,076	4,625,195	4,578,151
-Diluted	5,597,169	4,676,127	4,601,907

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF EQUITY

	Common stock		Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Non-controlling interest	Total
	Shares	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2012	4,560,000	12,454	13,281,374	12,941,572	2,585,488	1,412,733	30,233,621

Issuance of 5,000 shares to non-employee	5,000	14	11,086	-	-	-	11,100
Issuance of 5,000 shares to non-employee	5,000	14	12,361	-	-	-	12,375
Issuance of 20,000 shares to non-employee	20,000	55	31,945	-	-	-	32,000
Issuance of 20,000 shares to non-employee	20,000	54	35,945	-	-	-	35,999
Issuance of 10,000 shares to non-employee	10,000	27	17,973	-	-	-	18,000
Stock based Compensation	-	-	110,163	-	-	-	110,163
Foreign currency translation gain	-	-	-	-	381,714	16,972	398,686
Net income	-	-	-	3,206,151	-	10,201	3,216,352
Balance as of December 31, 2012	4,620,000	12,618	13,500,847	16,147,723	2,967,202	1,439,906	34,068,296

Issuance of 8,000 shares upon excise of share-based awards	8,000	22	11,578	-	-	-	11,600
Issuance of 94,000 options to employees	-	-	9,761	-	-	-	9,761
Issuance of 40,000 shares to non-employee	40,000	109	145,491	-	-	-	145,600
Additional paid in capital	-	-	-	-	-	327,407	327,407
Stock based compensation	-	-	84,510	-	-	-	84,510
Foreign currency translation gain	-	-	-	-	982,869	45,255	1,028,124
Net income	-	-	-	1,995,621	-	7,705	2,003,326

Balance as of December 31, 2013	4,668,000	12,749	13,752,187	18,143,344	3,950,071	1,820,273	37,678,624

Issuance of 134,000 shares upon excise of employee options	134,000	366	193,934	-	-	-	194,300
Issuance of 160,000 shares to non-employees	160,000	437	643,564	-	-	-	644,001
Issuance of 734,700 shares to investors	734,700	2,006	3,366,165	-	-	-	3,368,171
Issuance shares to employees, directors and officers	111,975	306	603,502	-	-	-	603,808
Stock based compensation	-	-	160,613	-	-	-	160,613
Foreign currency translation loss	-	-	-	-	(567,364)	(27,192)	(594,556)
Net income	-	-	-	998,993		(339,989)	659,004

Balance as of December 31, 2014	5,808,675	15,864	18,719,965	19,142,337	3,382,707	1,453,092	42,713,965

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2014	2013	2012
	US$	US$	US$
Cash flows from operating activities

Net income	659,004	2,003,326	3,216,352
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	1,408,421	239,871	314,479
Depreciation and amortization	640,560	619,890	552,086
Loss on disposal of equipment	635	473,709	-
Change in fair value of warrants liability	(2,866,171)	346,691	180,192
Change in deferred tax assets	(283,874)	(2,698)	-
Provision for doubtful accounts	713,591	44,041	594,808
Change in warranty reserve	(209,227)	-	-
Provision for inventory obsolescence	541,944	-	-
Impairment loss for intangible assets	395,506	-	-
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(80,089)	(345,443)	344,341
Decrease (Increase) in prepayments and other current assets	5,238,541	(3,844,093)	(1,730,704)
(Increase) Decrease in other receivables	(481,785)	562,140	(1,617,781)
(Increase) Decrease in inventories	(1,904,329)	(120,996)	931,844
Decrease (Increase) in tax receivable	228,447	(34,569)	563,816
Increase in accounts payable	185,104	47,315	4,271
(Decrease) Increase in advances from customers	(145,950)	60,758	(56,965)
Increase in accrued expenses and other current liabilities	22,476	75,072	52,482
Decrease in taxes payable	74,549	(325,464)	(1,644,345)
Net cash provided by (used in) operating activities	4,137,353	(200,450)	1,704,876

Cash flows from investing activities
Capital expenditures and other additions	(7,027,999)	(1,130,621)	(11,054)
Purchases of intangible assets	(4,169,649)	-	(2,715,453)
Net cash used in investing activities	(11,197,648)	(1,130,621)	(2,726,507)

Cash flows from financing activities
Proceeds from bank loans	2,944,000	2,503,747	2,373,145
Repayment of bank loans	(2,948,700)	(2,502,457)	(1,580,436)
Capital contributed by non-controlling interest	-	329,576	-
Net proceeds from option exercises	194,300	-	-
Net proceeds from issuance of common stock	6,066,546	-	-
Net cash provided by financing activities	6,256,146	330,866	792,709

Effect of exchange rate fluctuations on cash and cash equivalents	(61,033)	87,820	39,766

Net decrease in cash and cash equivalents	(865,182)	(912,385)	(189,156)

Cash and cash equivalents at beginning of year	2,592,945	3,505,330	3,694,486

Cash and cash equivalents at end of year	1,727,763	2,592,945	3,505,330

Supplemental cash flow information
Income tax paid	188,695	688,219	1,416,958
Interest paid	176,231	159,482	149,488
Uncollected option exercise proceeds recorded as other receivable	-	11,600	-

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Dehaier Medical Systems Limited (“Dehaier” or the “Company”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. Dehaier distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary Beijing Dehaier Medical Technology Co. Limited (“BDL”) and its affiliate Beijing Dehaier Technology Limited (“BTL”). On November 9, 2011, Dehaier established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). Dehaier, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and oxygen generators. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including anesthesia equipment, patient monitors, mobile C-arm X-ray machines and other medical equipment accessories.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Dehaier and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation.

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

The accounts of BTL are consolidated in the accompanying financial statements pursuant to Accounting Standards Codification (“ASC”) 810-10, “Consolidation”. As a VIE, BTL’s revenues are included in the Company’s service income, and its income from operations is consolidated with the Company’s. Because of the arrangements, the Company had a pecuniary interest in BTL that requires consolidation of the Company’s and BTL’s financial statements.

On December 13, 2013, an additional capital of RMB2,000,000 (approximately $327,400) was contributed to BTL by its shareholders.

The carrying amount and classification of BTL’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	December 31,
	2014	2013
	US$	US$
Total current assets	479,129	674,281
Total assets	1,566,899	1,825,543
Total current liabilities	113,807	5,270
Total liabilities	113,807	5,270
Total revenue	(403,992)	(2,422)
Net Loss (Income)	339,989	(7,705)

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on the accompanying consolidated statements of income and comprehensive income (loss).

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

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Management has determined that an allowance of $1,600,920 (RMB9,839,708) and $935,865 (RMB5,665,692) was appropriate at December 31, 2014 and 2013, respectively.

Other Receivables, Net

Other receivables primarily include advances to employees and deposit to service providers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. Management has determined that an allowance of $598,747 and $598,747 was appropriate at December 31, 2014 and 2013.

Advances to Suppliers and Advances from Customers

The Company, as is the common practice in the PRC, often makes advance payments to suppliers for unassembled parts, or receives advance payments from customers. Advances to suppliers were $4,862,222 and $7,077,275 as of December 31, 2014 and 2013, respectively. Advances from customers were $167,285 and $317,947 as of December 31, 2014 and 2013, respectively.

Deposits for purchase (Third party and Related party)

Deposits for purchase mainly include the advance payments to the third party and the related party to purchase the sleep respiratory medical equipment which expects to station in the hospitals as demonstration. At December 31, 2014, deposits for purchase of property, plant and equipment to related party and related party were $3,480,509 and $1,498,627, respectively.

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

The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the warrants was determined using the Black Scholes Model, with level 2 inputs (See Note 14).

If the sum of the expected undiscounted cash flows of the long-lived assets are less than the carrying amount of the long-lived assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices, with level 3 inputs. Management used historical selling prices and a discount rate of 6.5% based on the Company’s average borrowing rate to present value its future cash flows (See Note 6).

Inventories

Inventories are stated at the lower of cost or market and consist of assembled and unassembled parts relating to medical devices. The Company reviews its inventory annually for possible obsolete goods and to determine if any reserves are necessary. The reserve for obsolescence was $594,188 (RMB3,652,047) and $53,281 (RMB322,559) for each of 2014 and 2013.

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

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Management has determined the impairment exists at the balance sheet dates for the Company’s intangible assets related to the software copyright in the amount of $395,506 (RMB2,429,828) as at December 31, 2014.

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

•	Persuasive evidence of an arrangement exists;
•	Delivery and/or installation have occurred (e.g., risks and rewards of ownership have passed);
•	The sales price is fixed or determinable; and,
•	Collectability is reasonably assured.

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

Warranty Costs

The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, the Company may revise its estimated product warranty liability. The term of the product warranty is generally twelve months. The reserve for warranty costs was $134,220 and $348,591 at December 31, 2014 and 2013, respectively. Warranty expense for the years ended December 31, 2014, 2013 and 2012 was $ 72,510, $57,962 and $97,937, respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, Research and development costs were $615,334, $484,770 and $230,854 for the years ended December 31, 2014, 2013 and 2012, respectively.

Shipping and Handling Expenses

Shipping and handling expenses of $54,318, $67,051 and $58,078 for the years ended December 31, 2014, 2013 and 2012 were included in the operating expenses in the consolidated statements of income and comprehensive income, respectively.

Advertising Costs

Advertising costs are expensed as incurred, Advertising costs were $109,738, $78,608 and $56,656 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Stock-Based Compensation

The Company records stock-based compensation expense at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is based on the Company’s current and expected dividend policy.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recorded a deferred tax asset for the temporary differences arising from allowance for doubtful accounts and certain accrued expenses. The Company believes it can utilize the deferred tax asset to offset future taxable income. Therefore, no valuation allowance has been provided as of December 31, 2014, 2013 and 2012.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company had filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers during the years ended December 31, 2012, 2013 and 2014. All the potential VAT liabilities on these VAT returns occurred in current period were also accrued as incurred and included in the accompanying consolidated financial statements.

The implementation of ASC 740-10 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2014, 2013 and 2012, the Company did not incur any interest or penalties.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax.

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Company has adopted this guidance when accounting for the property and equipment to be disposed of related to its manufacturing service segment, as such disposal would not represent a strategic shift in the Company’s operations or a significant impact on the Company’s financial position and results of operations. See note 6 for impairment charges related to the property and equipment to be disposed of.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers: Topic 606. This Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. This ASU is effective retrospectively for fiscal years, and interim periods within those years beginning after December 15, 2016 for public companies and 2017 for non-public entities. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

In June, 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718) Accounting for Share-based payments when Terms of an award Provide That a Performance Target Could be Achieved after the Requisite Service Period. The Amendments in ASU 2014-12 requisite service period be treated as performance condition. ASU 2014-12 is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

In August 2014, FASB issued Accounting Standards Update (ASU) No. 2014-15 Preparation of Financial Statements - Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Under generally accepted accounting principles (GAAP), continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements-Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in this Update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this Accounting Standards Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company does not expect the adoption of ASU 2014-15 to have material impact on the Company’s condensed consolidated financial statements, although there may be additional disclosures upon adoption.

In November 2014, FASB issued Accounting Standards Update No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force). The amendments permit the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate, or OIS) as a benchmark interest rate for hedge accounting purposes. Public business entities are required to implement the new requirements in fiscal years (and interim periods within those fiscal years) beginning after December 15, 2015. All other types of entities are required to implement the new requirements in fiscal years beginning after December 15, 2015, and interim periods beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-16 to have material impact on the Company's consolidated financial statement.

In January 2015, FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This Update is issued as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to the users of financial statements. This Update eliminates from GAAP the concept of extraordinary items. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The effective date is the same for both public business entities and all other entities. The Company does not expect the adoption of ASU 2015-01 to have material impact on the Company’s consolidated financial statements.

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This Update focuses on the consolidation evaluation for reporting organizations that are required to evaluate consolidation of certain legal entities by reducing the number of consolidation models from four to two and is intended to improve current GAAP. The amendments in the ASU are effective beginning after December 15, 2016. We do not expect the adoption of ASU 2015-02 to have material impact on our consolidated financial statements.

In April 2015, FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments in the ASU are effective beginning after December 15, 2015. We do not expect the adoption of ASU 2015-03 to have material impact on our consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,
	2014	2013
	US$	US$
Due from suppliers	2,262,482	1,153,700
Advances to employees	44,064	201,252
	2,306,546	1,354,952
Allowance for doubtful accounts	(598,747)	(598,747)
	1,707,799	756,205

4.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	December 31,
	2014	2013
	US$	US$
Prepayment for inventory purchase	1,380,536	4,867,803
Other prepaid expenses	1,016,251	730,181
	2,396,787	5,597,984

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2014	2013
	US$	US$
Buildings	1,384,609	1,405,723
Land use rights	316,289	321,112
Plant and machinery	5,114,148	3,282,641
Automobiles	193,930	44,987
Office and computer equipment	447,619	438,843
	7,456,595	5,493,306

Less: Accumulated depreciation and amortization	(2,782,929)	(2,329,241)
Property and equipment, net	4,673,666	3,164,065

At December 31, 2014 and 2013, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$ 2,440,500 ) and RMB15,000,000 (US$ 2,477,715), respectively (see Note 8).

Depreciation and amortization expense was $488,887, $476,037 and $471,727 for the years ended December 31, 2014, 2013 and 2012, respectively.

Land Use Rights

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The value of the Company’s land use rights is reported at the purchase price of RMB1,944,000 in 2002.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2014	2013
	US$	US$
Software Copyright	3,964,412	2,813,123
Patent and others	3,006,877	33,086
	6,971,289	2,846,209

Less: Accumulated and amortization	(378,014)	(229,860)
Impairment loss	(395,333)	-
Intangible assets, net	6,197,942	2,616,349

Amortization expense was $151,673, $143,853 and $80,359 for the years ended December 31, 2014 2013 and 2012, respectively. Impairment loss related to the software copyright was $395,506 for the year ended December 31, 2014. Annual future amortization expense at December 31 as follows:

US$
2015	478,999
2016	478,999
2017	475,860
2018	473,618
2019	473,618
2020 and thereafter	3,816,848
6,197,942

7.	TAX RECEIVABLE

Tax receivable consists of the following:

	December 31,	December 31,
	2014	2013
	US$	US$
Value added tax recoverable	138,986	372,935

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

The tax receivable as of December 31, 2014 and 2013 represents VAT credit on the purchased products. These amounts can be used to offset the VAT due on sales of the finished product.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS

The Company has a line of credit for $ 2,440,500 (RMB15,000,000) with a commercial bank in China to finance its working capital. The credit line bears interest at a floating interest rate which will be approximately 7.5% in 2014 and is renewed annually. Average interest rates for the years ended December 31, 2014, 2013 and 2012 were 7.50%, 6.30% and 6.60%, respectively. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 5) and guaranteed by BDL and an officer of the Company.

On January 20, 2014, the Company repaid the loan in the amount of $1,651,970 (RMB10,000,000) with Industrial and Commercial Bank of China Limited (ICBC) and the loan in the amount of $825,905 (RMB5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

On January 28, 2014, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,624,000 (RMB10,000,000) with a floating interest rate which was approximately 7.5% per year, due on January 28, 2015. Pursuant to the terms of the agreement, the loan is guaranteed by an officer of the Company.

On March 7, 2014, the Company renewed the loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $812,000 (RMB5,000,000) with floating interest rate which was approximately 7.5% per year, due on March 7, 2015. Pursuant to the terms of the agreement, the loan is guaranteed by an officer of the Company.

Interest expense on short-borrowings amounted to $176,231, $159,483 and $149,488 for the years ended December 31, 2014, 2013 and 2012, respectively.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of the following:

	December 31,
	2014	2013
	US$	US$
Accrued salaries and social welfare	110,093	254,447
Accrued expenses	191,759	191,780
Other payables, non-trade vendors	186,453	41,511
Others	21,392	6,836
	509,697	494,574

10.	TAXES PAYABLE

Taxes payable consist of the following:

	December 31,
	2014	2013
	US$	US$
Value added tax	34,786	8,380
Enterprise income tax	114,881	70,776
Employee withholding taxes	3,759	2,533
Business tax	-	165
City construction tax	2,598	636
	156,024	82,750

11.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	December 31,
	2014	2013
	US$	US$
Paid-in capital	713,787	711,618
Retained Earnings	422,610	762,599
Accumulated other comprehensive income	316,695	346,056
	1,453,092	1,820,273

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through December 2015. Approximate future minimum lease payments under these leases at December 31, 2014 are $92,923 for the twelve months ending December 31, 2015.

Rent expense for the years ended December 31, 2014, 2013 and 2012 was $ 94,590, $136,784 and $124,373, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $376,870 and $336,341 as of December 31, 2014 and 2013, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

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

On October 10, 2013, Dehaier issued 94,000 options to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $209,574.

On November 14, 2013, Dehaier issued 40,000 restricted common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On December 29, 2013, Dehaier issued 8,000 ordinary shares to individuals upon exercises of share-based awards.

On January 11, 2014, Dehaier issued 68,000 ordinary shares to individuals upon exercises of share-based awards.

On January 15, 2014, Dehaier issued 40,000 restricted common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On February 21, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. The net cash proceeds received from the stock offering, after deducting underwriter commission and other associated fees, were approximately $6.1 million. In addition, the Company issued 220,410 warrants to the institutional investors aggregately. The warrants are exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The Company also issued warrants to purchase 73,470 ordinary shares to the placement agent (“Placement Agent Warrant”). The Placement Agent Warrants are on substantially the same terms as the warrants issued pursuant to the Purchase Agreement.

On April 24, 2014, Dehaier issued 40,000 restricted common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On April 8, 2014, Dehaier issued 62,000 ordinary shares to individuals upon exercises of share-based awards.

On May 29, 2014, Dehaier issued 4,000 ordinary shares to individuals upon exercises of share-based awards.

On August 16, 2014, Dehaier issued 11,975 ordinary shares to individuals for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $72,808.

On August 20, 2014, Dehaier issued 131,000 options to employees for the Company’s incentive plan. The fair value of the options on the grant date based on the closing price was approximately $674,570.

On October 22, 2014, Dehaier issued 100,000 ordinary shares to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $531,000.

On October 22, 2014, Dehaier issued 80,000 ordinary shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $352,800.

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

Since Dehaier is a British Virgin Islands company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of December 31, 2014, BDL’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. For the years ended December 31, 2014, 2013 and 2012, statutory surplus reserve activity was as follows:

	December 31,
	2014	2013	2012
	US$	US$	US$

Balance – beginning of year	76,260	75,489	74,469
Addition to statutory reserves	(33,999)	771	1,020
Balance –end of year	42,261	76,260	75,489

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Chen Ping, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018. On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 131,000 of the Company’s common shares at an exercise price of $5.31 per share to Chen Ping. The options vest in equal annual installments over the five years of the agreement ending August 20, 2019. As of December 31, 2014, 328,200 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

				Grant Date
Expected	Expected	Dividend	Risk Free	Fair Value
Terms (years)	Volatility	Yield	Interest Rate	Per share
5	126% - 192%	0%	0.83% - 1.65%	$1.22 - $5.15

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

		Weighted Average	Aggregate
Stock options	Shares	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2012	450,000	$1.45	$400,500
Granted	94,000
Forfeited	(94,000)
Exercised	(8,000)
Outstanding as of December 31, 2013	442,000	$1.63	$994,160
Granted	131,000
Forfeited	(31,000)
Exercised	(134,000)
Outstanding as of December 31, 2014	408,000	$2.89	$(63,320)

Following is a summary of the status of options outstanding and exercisable at December 31, 2014:

Outstanding options			Exercisable options
Average Exercise price	Number	Average remaining contractual life(years)	Average Exercise price	Number	Average remaining contractual life(years)
$1.45	183,000	2	$1.45	61,000	2

$2.3	94,000	3.77	$2.3	18,800	3.77

$5.31	131,000	4.64	$5.31	-	4.64

For the years ended December 31, 2014, 2013 and 2012, the Company recognized $160,613, $94,271 and $110,163, respectively, as compensation expense under its stock option plan.

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

In connection with the stock offering in February, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. In addition, the Company issued 220,410 warrants to the institutional investors aggregately and issued 73,470 warrants to FT Global Capital, Inc. (“FT Global”), as a portion of the placement commission. These warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

There were a total of 551,380 warrants issued and outstanding as of December 31, 2014. All the warrants issued to “A&S” have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years. All the warrants granted to Hawk have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years. All the warrants granted to FirsTrust have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years. All the warrants granted to the certain institutional investors have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years. All the warrants granted to the FT Global Capital, Inc. have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years.

The fair value of the outstanding warrants at December 31, 2014 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	2.73
Exercise price (USD/share)	$4.00 - $11.86
Risk free rate	0.06% - 1.00%
Dividend yield	-
Expected term/Contractual life (years)	0.30 - 2.64
Expected volatility	27.57% - 140.19%

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	WARRANTS (CONTINUED)

The following table sets forth by level within the fair value hierarchy of our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2014, 2013 and 2012:

	Carrying Value at	Fair Value Measurement at
	December 31,2014	December 31,2014
		Level 1	Level 2	Level 3
Warrants liability	$553,060	$-	$553,060	$-

	Carrying Value at	Fair Value Measurement at
	December 31,2013	December 31,2013
		Level 1	Level 2	Level 3
Warrants liability	$720,857	$-	$720,857	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	December 31,
	2014	2013	2012
	US$	US$	US$
Beginning balance	720,857	374,166	96,469
Warrants issued	2,698,375	-	97,505
Fair value change of the issued warrants included in earnings	(2,866,172)	346,691	180,192
Ending balance	553,060	720,857	374,166

Following is a summary of the warrants activity:

		Weighted Average	Weighted Average Remaining
	Number	Exercise Price	Contractual Life
Outstanding as of January 1, 2012	157,500	$9.98	3.31
Granted	100,000
Forfeited	-
Exercised	-
Outstanding as of December 31, 2012	257,500	$7.66	2.97
Granted	-
Forfeited	-
Exercised	-
Outstanding as of December 31, 2013	257,500	$7.66	1.97
Granted	293,880
Forfeited	-
Exercised	-
Outstanding as of December 31, 2014	551,380	$9.9	1.86

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation for the years ended December 31, 2014, 2013 and 2012:

	Year ended
	December 31,
	2014	2013	2012
Basic earnings per share
Net income available to the company’s common shareholders	$998,993	$1,995,621	$3,206,151
Weighted average shares outstanding - Basic	5,510,076	4,625,195	4,578,151
Earnings per share - Basic	$0.18	$0.43	$0.7

Diluted earnings per share
Net income available to the company’s common shareholders	$998,993	$1,995,621	$3,206,151
Weighted average shares outstanding - Basic	5,510,076	4,625,195	4,578,151
Options and warrants	87,093	50,932	23,756
Weighted shares outstanding - Diluted	5,597,169	4,676,127	4,601,907
Earnings per share - Diluted	$0.18	$0.43	$0.7

For the years ended December 31, 2014, 2013 and 2012, 56,838 shares of 277,000, 50,932 shares of 348,000, 23,756 shares of 450,000 stock options were exercisable and included in the diluted EPS calculation. As of December 31, 2014, 30,255 shares out of 551,380 warrants were included in diluted EPS calculation. As of December 31, 2013, none of warrants issued by the Company were included in diluted EPS calculation due to anti-dilution.

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

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009 and 2012 BDL updated its certification for “high technology” company. In 2015, BDL updated its certification for “high technology” company again. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2014, 2013 and 2012.

The tax rate for BTL is 25% in 2014, 2013 and 2012.

A reconciliation of income tax expense and the amount computed by applying the statutory income tax rate to the income before income tax provision is as follows:

	Year Ended December 31
	2014	2013	2012
	US$	US$	US$
Income tax provision (benefit) computed at statutory rate	(108,715)	515,658	852,640
Others	58,724	6,621	10,155
	(49,991)	522,279	862,795

Provision (Benefit) for income taxes consists of:

	Year Ended December 31
	2014	2013	2012
	US$	US$	US$
Current provision	233,883	524,977	862,795
Deferred provision (benefit)	(283,874)	(2,698)	-
Total provision (benefit) for income taxes	(49,991)	522,279	862,795

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of December 31, 2014, 2013 and 2012, Breathcare was inactive and generated no revenue.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	RELATED PARTY TRANSACTIONS AND BALANCE

For the year ended December 31, 2014, the Company purchased $ 1,142,845 of sleep respiratory systems from HuNan Zhong Yi High-tech Development Co., LTD which is partially owned by CEO. As of December 31, 2014 and 2013, $1,498,627 and nil was advanced to the related party for equipment purchases, respectively.

18.	OTHER INCOME

For the year ended December 31, 2014, the Company has not received any subsidy income. For the years ended December 31, 2012 and 2011, the Company received approximately $23,871 (RMB150,600) and $27,423 (RMB177,200), respectively, from the local government in China as subsidy income.

19.	CONCENTRATIONS

Major Customers

For the year ended December 31, 2014, 2013 and 2012, approximately 20%, 26% and 13% of the Company’s revenues were received from two major customers.

At December 31, 2014, receivables from one customer were approximately 10% of the total accounts receivable at December 31, 2014. No customer represented more than 10% of accounts receivable at December 31, 2013 and 2012, respectively.

Major Suppliers

For the year ended December 31, 2014, 2013 and 2012, purchases from three suppliers were approximately 62%, 83% and 86% of the total purchase, respectively.

Revenues

For the years ended December 31, 2014, 2013 and 2012, the Company’s top three selling products accounted, in the aggregate, for approximately 72%, 67% and 68%, respectively, of its total net revenues.

The following represents the revenues by product line, all derived from China:

	For the years ended
	December 31,
	2014	2013	2012
	US$	US$	US$
Products Line

Medical Devices	10,302,024	14,824,028	18,547,635
Respiratory and Oxygen Homecare	53,755	2,034,150	2,822,690
Mobile medicine	1,633,667	-	-
	11,989,446	16,858,178	21,370,325

20.	SUBSEQUENT EVENTS

On March 3, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $2,434,500 (RMB15,000,000) with a floating interest rate which will be 7.811% in 2015. The loan is due on March 3, 2016. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by an officer of the Company.

On January 28, 2015, the Company repaid the loan in the amount of $1,625,000 (RMB10,000,000) with Nanjing Bank Company Limited (Beijing Branch). On January 29, 2015, the Company repaid the loan in the amount of $812,500 (RMB5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

