Form 20-F
period 2015-12-31
Dehaier Medical Systems Ltd
filed 2016-07-18
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Huili (Alisa) Li, Chief Financial Officer

Telephone: +86 010-51660080

Facsimile: +86 010-68416311

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2015, there were 6,194,475 shares of the registrant’s Common Shares issued and outstanding. As of July 15, 2016, there were 6,821,889 Common Shares issued and outstanding.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                            Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F for the year ended December 31, 2015 includes consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. The audited consolidated financial statements for the year ended December 31, 2014 are restated.

Restatement Background

On February 22, 2016, the Company’s management along with the Company’s Board of Directors agreed to focus the Company’s business interests on new mobile medical devices, and decided to discontinue their traditional medical device business interest. The traditional medical device line of business included assembly and sales of X-ray machines, anesthesia machines, monitoring devices, general medical products, and oxygen generators. The mobile medical device business will focus on the development of the Company’s remaining product line, inclusive of products such as the second generation ventilator, general medical products (such as laryngoscope), compressor products, sleep respiratory products, and wireless medical devices.

As part of their decision to discontinue its traditional medical device business, the Company reevaluated its prior beliefs and estimates about certain assets as of 2014. The Board of Directors concluded that the audited consolidated financial statements for the year ended December 31, 2014 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission on April 30, 2015, should no longer be relied upon due to an understatement of bad debt allowances for accounts receivable and other receivables, an overstatement of prepayments and carrying value of long-lived assets and an inadequate reserve on inventory. As a result, management determined that a fair presentation of the Company’s financial statements in light of the 2016 decision to classify traditional medical device operations as discontinued required the Company to increase bad debt allowances for accounts receivable and other receivables, to write down some prepayments, to place increased reserve on inventory due to obsolescence, and to write down the carrying value of long-lived assets to the fair value less disposal cost. These error corrections will be presented as restatements, in addition to presenting the traditional medical device business as a discontinued operation, as determined by the Company’s management and Board of Directors.

Impact of Restatement

The Company has reclassified the net loss attributable to DHRM of previously reported fiscal year 2014 by approximately $25.30 million, including an increased impairment and allowance accrued for the assets of discontinued operation by approximately $26.43 million to discontinued operations. The basic and diluted losses per share increased by $4.59 and $4.52, respectively, as compared to the previously reported amounts for fiscal year 2014.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2013 have been derived from our audited consolidated balance sheet as of December 31, 2013, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements for the years ended December 31, 2011 and 2012, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the years ended
	December 31,
	2015	2014	2013	2012	2011
	US$	US$	US$	US$	US$
		(Restated)
Statement of Operations Data:
Revenue	1,321,543	2,774,241	7,402,473	13,698,228	15,022,564

Costs of revenue	(1,435,955)	(1,782,407)	(4,589,404)	(8,531,858)	(9,808,494)

Gross profit (Loss)	(114,412)	991,834	2,813,069	5,166,370	5,214,070

Service income	1,723,542	131,446	309,060	300,338	281,656
Service expenses	(1,378,829)	(34,519)	(54,761)	(71,376)	(113,861)
General and administrative expense	(4,261,972)	(1,945,226)	(1,944,054)	(2,599,367)	(1,870,372)
Provision for doubtful accounts	(8,544)	(389,198)	-	-	-
Selling expense	(3,046,408)	(227,304)	(519,016)	(870,306)	(1,303,112)

Operating (loss) income	(7,086,623)	(1,472,967)	604,298	1,925,659	2,208,381

Financial expenses	(194,685)	(174,301)	(164,074)	(151,720)	(86,712)
Other income	19,553	83,762	-	23,872	34,965
Other expense	(2,770)	(22,299)	(468,676)	(173)	(1,425)
Change in fair value of warrants liability	390,324	2,866,171	(346,691)	(180,192)	221,640

Income (loss) before provision for income tax and non-controlling interest	(6,874,201)	1,280,366	(375,143)	1,617,446	2,376,849

Provision for income tax (expense) benefit	11,978	(357,726)	(522,279)	(862,795)	(656,297)

Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)	754,651	1,720,552

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748	2,461,701	1,404,999

Net income (loss)	(10,362,335)	(25,033,872)	2,003,326	3,216,352	3,125,551

Less: net income (loss) attributable to non-controlling interest	(139,205)	(735,758)	7,705	10,201	(22,431)

Net income (loss) attributable to Dehaier Medical Systems Limited	(10,223,130)	(24,298,114)	1,995,621	3,206,151	3,103,120

Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)	754,651	1,720,552

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748	2,461,701	1,404,999

Other comprehensive income (loss)
Foreign currency translation gain (loss)	(461,548)	(576,891)	1,028,124	398,686	1,174,044

Comprehensive income (loss)	(10,823,883)	(25,610,763)	3,031,450	3,615,038	4,299,595
-less comprehensive income (loss) attributable to the non-controlling interest	(189,670)	(762,777)	52,960	(27,173)	85,442

Comprehensive income (loss) attributable to Dehaier Medical Systems Limited	(10,634,213)	(24,847,986)	2,978,490	3,587,865	4,214,153

Earnings (loss) per share
-Basic	(1.74)	(4.41)	0.43	0.70	0.69
-Diluted	(1.73)	(4.34)	0.43	0.70	0.69

Weighted average number of common shares used in computation
-Basic	5,862,647	5,510,076	4,625,195	4,578,151	4,514,329
-Diluted	5,896,534	5,597,169	4,676,127	4,601,907	4,514,329

	December 31,
	2015	2014	2013	2012	2011
		(Restated)
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	624,724	1,727,763	2,592,945	3,505,330	3,694,486
Working capital	462,687	9,739,149	32,619,067	28,852,500	26,981,557
Total Current Assets	6,829,541	13,389,517	36,427,448	32,692,977	31,629,258
Total Assets	13,836,455	21,242,182	42,207,862	57,410,509	34,977,791
Total Current Liabilities	6,366,854	3,650,368	3,808,381	3,840,477	4,647,701
Non-controlling interest	867,826	1,057,496	1,820,273	1,439,906	1,412,733
Total Dehaier Medical Systems Limited shareholders' equity	6,439,039	15,981,258	35,858,351	32,628,390	28,820,888
Common shares	16,918	15,864	12,749	12,618	12,454
Total equity	7,306,865	17,038,754	37,678,624	34,068,296	30,233,621

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.4917 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.0738	6.0537	6.0927
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4907	6.2154	6.0775	6.4724
2016
January	6.6046	6.5668	6.5015	6.6046
February	6.5535	6.5486	6.5150	6.5844
March	6.4508	6.5054	6.4508	6.5551
April	6.4726	6.4772	6.4595	6.4987
May	6.5816	6.5278	6.4586	6.5824
June	6.6434	6.5889	6.5608	6.6478
July (through July 14)	6.6845	6.6766	6.6485	6.6766

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Risks Related to Our Business

Our business is seasonal and revenues and operating results could fall below investor expectations during certain periods, which could cause the trading price of our common shares to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we generally experience an increase in revenues in the period from September through November. This increase is associated with hospital purchasing designed to extinguish governmental budgets prior to the fiscal year end. We believe that our first quarter performance will generally decline as a result of the lack of business conducted during the Chinese Lunar New Year Holiday. To the extent our financial performance fluctuates significantly, investors may lose confidence in our business and the price of our common shares could decrease.

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

We obtain some components from companies that are competitors in our market. We are not reliant on these competitors for such components and believe we could obtain these components from other suppliers. We do, however, provide detailed technical specifications to these competitors for use in producing components for our branded products. If these companies were to reverse-engineer or otherwise misappropriate such information, our business could be materially harmed.

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

We plan to expand our healthcare and technical service products internationally and hope to become a leader in selected international markets. Such expansion can be difficult and time consuming, and if unsuccessful our future profits would be materially and adversely affected.

While we currently operate primarily in China, we envision competing in selected international markets with our healthcare and technical service products, such as medical air compressor. We intend to enter into markets in which we have limited or no experience and in which our brand may be less recognized. We plan to devote significant resources to marketing and promoting our brand internationally and attracting distributors in foreign markets. Success in international markets will depend on our ability to attract a sufficient number of distributors suitable for selling our branded products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to operate effectively in these markets.

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

We are highly dependent on the continued service of our key executives and other key personnel. In particular, we substantially rely on our chairman and chief executive officer Mr. Ping Chen to manage our business and operations. We also rely on key research and development personnel for the development of new products. In addition, we rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We have entered into standard two-year employment contracts with all of our officers and managers and other key personnel and two-year employment contracts with our other employees. These contracts prohibit our employees from engaging in any conduct or activity that would be competitive with our business during the course of their employment. Loss of any of our key personnel could severely disrupt our business. We may not be able to find suitable or qualified replacements, and will likely incur additional expenses in order to recruit and train any new personnel.

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

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies, such as Respironics Inc., ResMed Inc., and Covidien, as well as domestic Chinese companies such as Jiangsu Yuyue and Tianjin Oranger Technology. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

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

If our security measures are breached or fail, and unauthorized access is obtained to a client’s data, our services may be perceived as not being secure, clients may curtail or stop using our services, and we may incur significant liabilities

Our products and services involve the web-based storage and transmission of clients’ proprietary information and protected health information of patients. Because of the sensitivity of this information, security features of our software are very important. From time to time we may detect vulnerabilities in our systems, which, even if they do not result in a security breach, may reduce customer confidence and require substantial resources to address. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance, insufficiency, defective design, or otherwise, someone may be able to obtain unauthorized access to client or patient data. As a result, our reputation could be damaged, our business may suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation and efforts to prevent future occurrences. We rely upon our clients as users of our system for key activities to promote security of the system and the data within it, such as administration of client-side access credentialing and control of client-side display of data. On occasion, our clients have failed to perform these activities. Failure of clients to perform these activities may result in claims against us that this reliance was misplaced, which could expose us to significant expense and harm to our reputation. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients. In addition, our clients may authorize or enable third parties to access their client data or the data of their patients on our systems. Because we do not control such access, we cannot ensure the complete propriety of that access or integrity or security of such data in our systems.

If our services fail to provide accurate and timely information, or if our content or any other element of any of our services is associated with faulty clinical decisions or treatment, we could have liability to clients, clinicians, or patients, which could adversely affect our results of operations.

Our products, software, content, and services are used to assist clinical decision-making and provide information about treatment plans. If our products, software, content, or services fail to provide accurate and timely information or are associated with faulty clinical decisions or treatment, then clients, clinicians, or their patients could assert claims against us that could result in substantial costs to us, harm our reputation in the industry, and cause demand for our services to decline.

The assertion of such claims and ensuing litigation, regardless of its outcome, could result in substantial cost to us, divert management’s attention from operations, damage our reputation, and decrease market acceptance of our products and services. We attempt to limit by contract our liability for damages and to require that our clients assume responsibility for medical care and approve key system rules, protocols, and data. Despite these precautions, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable, be binding upon patients, or otherwise protect us from liability for damages.

Our proprietary software may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. It is challenging for us to test our software for all potential problems because it is difficult to simulate the wide variety of computing environments or treatment methodologies that our clients may deploy or rely upon. From time to time we have discovered defects or errors in our software, and such defects or errors can be expected to appear in the future. Defects and errors that are not timely detected and remedied could expose us to risk of liability to clients, clinicians, and patients and cause delays in introduction of new services, result in increased costs and diversion of development resources, require design modifications, or decrease market acceptance or client satisfaction with our services.

If any of these risks occur, they could materially adversely affect our business, financial condition, or results of operations.

We rely on Internet infrastructure, bandwidth providers, other third parties, and our own systems for providing services to our users, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with users, adversely affecting our brand and our business.

Our ability to deliver our Internet- and telecommunications-based services is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center, bandwidth, and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. Any disruption in the network access, telecommunications, or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide.

Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with users and adversely affect our business and could expose us to third-party liabilities. The reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

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

There are no related laws or regulations to wearable medical products now in China. If there are government regulations in the future, it may create risks and challenges with respect to our compliance efforts and our business strategies.

The health care industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the health care industry could create unexpected liabilities for us, cause us to incur additional costs, and restrict our operations. Many health care laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing health care laws and regulations, when enacted, did not anticipate the wearable medical products and services that we provide, and these laws and regulations may be applied to our business in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our other failure to comply, could create liability for us, result in adverse publicity, and negatively affect our business.

Item 4.	Information on the Company

A.	History and Development of the Company

Our founder, Mr. Ping Chen, founded Beijing Dehaier Technology Company Limited (“BTL”), a PRC company controlled by our chief executive officer, Mr. Ping Chen on July 5, 2001 to develop and distribute medical devices. He currently owns approximately 91% of BTL, and his wife and several former employees of Dehaier Medical Systems Limited own the remaining 9% of BTL. BTL leases some of our property to us and provides certain transportation and repair services to medical devices for which we are not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, now own 100% of Beijing Dehaier Medical Technology Company Limited (“BDL”), a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

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

Dehaier was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003 under the name “De-Haier Medical Systems Limited”. We changed this name to “Dehaier Medical Systems Limited” on June 3, 2005. Dehaier is a holding company. Dehaier does not conduct business in China and instead relies on BDL to conduct business in China.

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

On April 22, 2010, we completed an initial public offering of 1,500,000 common shares. The offering was completed at an issuance price of $8.00 per share. Prior to the offering, the Company had 3,000,000 issued and outstanding shares, and after the offering, the Company had 4,500,000 issued and outstanding shares. The Company issued (a) to the placement agent in the initial public offering, warrants to purchase 150,000 common shares for an exercise price of $10.00 per share and (b) to the Company’s investor relations firm, warrants to purchase 7,500 common shares at an exercise price of $9.60 per share. Both the placement agent’s warrants and the investor relations firm’s warrants had a term of five years and have expired.

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million, not including any proceeds from warrant exercises. The warrants were exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and were to expire forty-two months from the date of issuance. On April 21, 2016, we entered warrant repurchase agreements with the holders of these warrants, pursuant to which we agreed to repurchase such warrants for cash payment equal to $3.80 per share underlying the warrants. We completed the repurchase of the warrants on June 2, 2016, and as of the date of this filing, all of such warrants have been cancelled.

On September 25, 2014, we registered 100,000 shares for reoffers and resales by our current Chief Executive Officers and a director, Ping Chen.

On December 1, 2015, our Board of Directors received a nonbinding indication of an intention to invest by Hangzhou Liaison Interactive Information Technology Co. Ltd., a publicly listed company on the Shenzhen Stock Exchange (“Liaison Interactive”). Liaison Interactive proposes to make an equity investment in our shares in an aggregate amount of US $20 million. On April 28, 2016, we entered into a definitive securities purchase agreement with Liaison Interactive to sell 11,111,111 of our common shares to Liaison Interactive for an aggregate purchase price of $20 million. The Purchase Price is US$1.80 per share, which represents a 35% premium to company’s closing price of $1.33 on April 27, 2016. We completed our first closing under this securities purchase agreement on June 2, 2016, pursuant to which we sold 620,414 common shares for aggregate purchase price of $1,116,744.

On January 14, 2016, we completed an acquisition of 0.8% equity interest of BDL from Beijing Dehaier Technology Co., Ltd. (“BTL”). The Company now holds 100% of the equity interest of BDL. This change reflects BTL’s reduced reliance on business with BDL in providing repair and maintenance services.

On February 1, 2016, our Board of Directors directed us to set up a wholly owned subsidiary, Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), in Beijing. We are conducting related procedures to establish CWHT.

On February 22, 2016, we discontinued part of our medical devices business, including assembly and sales of X-ray machines and anesthesia machines, monitoring devices, general medical products, and oxygen generators. Our Company will focus on the development of the remaining product line, such as the second generation Ventilator, General medical products (laryngoscope), Compressor, sleep respiratory business, Wireless Medical.

Our principal executive offices are located at Room 501, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

On June 24, 2016, we signed a strategic cooperation agreement with Hongyuan Supply Chain Management Co., Ltd. to develop Dehaier’s new Internet medical technology business. Under the strategic cooperation agreement, we will leverage Hongyuan Supply Chain’s sales platform to reach Dehaier’s dealers and end users more efficiently, selling our wearable sleep apnea diagnostic system medical devices to Hongyuan Supply Chain for further downchain sale and distribution.

Relationship among Dehaier, BTL and BDL

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Dehaier owns 100% of BDL, and BTL no longer owns any equity interest of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

BTL leased its building to BDL from January 1, 2015 to December, 31 2015. The contract has been renewed from January 1, 2016 to December 31, 2016. At December 18, 2015, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB10,000,000 ($ 1,541,000). Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by BDL and an officer of the Company.

B.	Business Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

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

We continued to strategically reduce our sales of traditional medical equipment, and to shift our business to medical products and service based on mobile internet technology.

We expect to continue scaling down and discontinuing, as appropriate, our unprofitable medical device business, including assembly and sales of X-ray machines and anesthesia machines. We plan to maintain only a few currently-profitable businesses on sales of our patented products including medical air compressors and cardiopulmonary resuscitation (“CPR”) instruments in the future. Our corporate and business restructuring plan aims to concentrate our resources to develop the mobile health business, including wearable sleep respiratory business, as our major business.

Operation Plan

Due to the influence of increasingly challenging markets and new competitors, Dehaier started its development of a sleep respiratory business in 2013. The sales of the traditional medical device business declined significantly during recent years. Since the sleep respiratory business is still at the developmental stage, the Company did not generate significant sales from its sleep respiratory operation in 2015. In order to try to keep the Company’s future continuing operation profitable, the Company plans to take the following efforts:

(a)	Discontinue a few unprofitable lines among the traditional medical device business as discussed below to minimize losses,
(b)	Obtain financial support from either the third parties or related parties, and
(c)	On April 28, 2016, we entered into a Share Purchase Agreement with Hangzhou Liaison Interactive Information Technology Co. Ltd., a publicly listed company on the Shenzhen Stock Exchange. Liaison Interactive has agreed to purchase 11,111,111 restricted common shares of company for an aggregate of $20,000,000. The purchase price is $1.80 per share. On June 6, 2016, we sold 620,414 common shares to Liaison Interactive in first closing under the Share Purchase Agreement and used the collection to repurchase the warrants issued on February 21, 2014. Launch a restructuring plan to operate the Company more efficiently.

A.	Discontinued unprofitable product lines in traditional medical devices

The traditional medical device business includes the product lines of Mobile C arm X-ray system, Anesthesia Machine, Color Doppler Imaging Machine, Monitoring Devices, General medical products (including laryngoscope and medical devices), Compressor, Oxygen generator, the first generation Ventilator, and cardiopulmonary resuscitation (CRP).

On February 25, 2016, the Board of Directors agreed to discontinue unprofitable product lines in its traditional medical device business operations. Specifically we plan to discontinue the business of Mobile C arm X-ray system, Anesthesia Machine, Oxygen generator, the first generation Ventilator and will continue the operation of general medical products (including laryngoscope and medical devices) and compressors. Therefore, the Company needs to write down the carrying value of the assets associated with the discontinued product lines of the traditional medical device operation to the fair value minus the disposal cost. Please see below for the revenue generated from the product lines to be continued and the revenue generated from the product lines to be discontinued.

	Product line	Revenue - 2015	Revenue - 2014	Discontinued or not
1	Mobile C arm X-ray system	224,448	4,311,206	YES
2	Anesthesia Machine	-	3,048,464	YES
3	The first generation ventilator	1,234	29,507	YES
4	The second generation Ventilator	-	-	No
5	Color Dopller Imaging Machine	-	1,286,587	YES
6	Monitoring Devices	41,995	-	YES
7	General medical products	20,844	111,200	YES
8	General medical products (laryngoscope)	276,586	348,899	No
9	Compressor	346,212	1,195,668	No
10	Oxygen generator	26,969	26,501	YES
11	Sleep respiratory business	76,544	1,229,674	No
12	Wireless Medical	38,959	-	No
13	Telemedicine	49,000	401,740	YES
14	Common products	583,242	-	No

B.	Liquidity and Going Concern Analysis

The sleep respiratory business is the focus of the company's future business. For the following reasons, Dehaier believes it can continue to operate as a going concern.

a.	Dehaier has entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive Information Technology Co. Ltd., a publicly listed company on the Shenzhen Stock Exchange (ticker:002280) pursuant to which the Liaison Interactive has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of US$20,000,000. The Purchase Price is US$1.80 per share, which represents a 35% premium to company’s closing price of $1.33 on April 27, 2016. We already completed the first closing by selling 620,414 of these shares to Liaison Interactive under the SPA and expect to close the deal before September 30, 2016.

b.	Loan agreement with Ping Chen

On December 2, 2015, the Company entered into a new interest-free loan agreement with Ping Chen, CEO in the amount of $3,120,000 (RMB 20,000,000) with no interest rate or maturity date. On December 18, 2015, the Company repaid a portion of the loan in the amount of $1,543,000 (RMB 10,000,000). The remaining portion of the loan will be repaid as agreed between the parties.

c.	Loan agreement with Nanjing Bank Company Limited (Beijing Branch)

After using RMB10,000,000 of the above loan from Mr. Ping Chen to repay then-outstanding loans from Nanjing Bank Company Limited (Beijing Branch) (“NBCL”), on December 18, 2015, the Company entered into a new loan agreement with NBCL in the amount of RMB10,000,000 with a floating interest rate which will be 7.2% in 2016. The loan is due on December 18, 2016. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by our CEO, Ping Chen.

d.	Earnings forecasting for the next six years

The sleep respiratory business is the focus of the company's future business. Our forecast projection was mainly based on the financial results each month in 2015 as well as our company’s future plans and operational developments. The forecast projections are based on actual contracts that reflect the company’s operating activities, internal operating targets and budgets. Our forecasting revenue sources from our sleep respiratory business are from the sales of ventilators, three-level hospitals, private medical centers, and insurance companies. We believe the net income from the sleep respiratory business can sustain our future business development.

Based on the above analysis, the Company's management believes that the basis for the preparation of the 2015 annual financial statements based on the continuing operation assumption is reasonable.

C.	Restructuring Plan

According to the decision of the board of directors, DHRM recently completed the acquisition of BTL 0.8%. BDL will 100% owned by DHRM after the acquisition. At the same time, the board of directors of DHRM decided to establish a new mobile medical company owned 100% by DHRM. We expect the procedure will be completed in late July 2016. The main business of the new company will focus on the sleep respiratory business and wireless medical business. BDL will focus on the remaining traditional medical devices business.

Recent Operational Developments

•	In January 2015, the Company’s sleep respiratory solution systems had been adopted by Ciming Aoya Hospital, a subsidiary of Ciming Health Checkup Management Group Co. Ltd. Established in 2004.

•	In January 2015, the Company’s representatives participated in the Jiangxi Sleep and Health Forum (the “Jiangxi Sleep Forum”) to promote the Company’s wearable sleep respiratory products and solutions. The Company’s wearable sleep respiratory solution systems were featured at the Jiangxi Sleep Forum and gathered positive reviews from attending sleep experts from leading hospitals including the Departments of Neurology and Cardiology of the Second Affiliated Hospital of Nanchang University (SAHNU) and the Affiliated Hospital of Jiujiang College.

•	In February 2015, the Company signed a strategic cooperation agreement with the Clinical Sleep Medicine Center of the Air Force General Hospital to cooperate on sleep-related clinical research studies, sleep disease diagnosis and treatment, technology and equipment clinical tests, as well as public education and a sleep disorder awareness campaign. Established in October 1956 in Beijing, the Air Force General Hospital is one of the leading hospitals in China and an early adopter of Dehaier’s wearable sleep respiratory solution systems as well.

•	In May 2015, the Company’s sleep respiratory solution systems were adopted by Sonqao Health Checkup Institution (“Sonqao”), an emerging physical examination chain that provides comprehensive physical check-up and personalized health management services to over 200,000 patients annually through its three state-of-the-art physical examination centers in Beijing and Inner Mongolia. Pursuant to an agreement executed earlier in May 2015 between our third party distributor and Sonqao, Dehaier will provide its sleep respiratory solution systems, including related data transmission working stations, cloud-based diagnostic and analysis software, watch-sized sleep diagnostic and monitoring devices and disposable photo plethysmography (PPG) sensors, to meet the demand for obstructive sleep apnea (“OSAS”) diagnosis and treatment at Sonqao’s three physical examination centers.

•	In September 2015, the Company showcased its wearable sleep respiratory product and solution at two premier sleep respiratory conferences, including: 1) the 4th National Sleep Respiratory Conference (the “NSRC”) which took place in Shanghai; and 2) the 2nd Sleep Medicine Annual Conference (the “SMAC”) which took place in Qingdao City, Shandong Province.

•	In October 2015, the Company won a medical device distribution bid for a new rural healthcare construction project supported by China Development Bank Corp (“CDB”). According to the agreement, Dehaier will provide its proprietary C-arm X-Ray machine and defibrillator monitor to Dongsheng Hospital of Ordos, Inner Mongolia. The procurement project is funded by CDB, one of China’s three national policy banks. The Company was awarded a medical equipment procurement agreement from China’s Health & Anti-Poverty Program Committee (“HAPP Committee”). According to the agreement, Dehaier will provide anesthesia equipment systems, mobile C-Arm X-Ray machines and medical molecular sieve oxygen generators to hospitals that are financed by the HAPP.

Our Products

Our proprietary and distributed products include two major categories: (i) medical devices (including supporting products) and (ii) sleep respiratory and mobile medicine (including Internet Medical and Sleep Diagnosis Products). Our medical devices proprietary and distributed products are mainly used in hospitals and clinics, while the sleep respiratory products are mainly for hospitals, sleep centers, physical examination centers and at-home use by individual.

Our Proprietary Products

Our management believes that our proprietary products, which are generally less expensive than products from foreign companies, tend to be more attractive to hospitals and healthcare facilities and other end-users for whom price is a significant factor in deciding whether to purchase our products. Our proprietary products include medical devices and related supporting/technical service products, and sleep respiratory products.

Medical Devices (Including Related Supporting Products)

•	Ventilator Air Compressor. We provide two types of air compressors to support medical ventilators in surgery by supplying continuous airflow for the ventilator. Where a facility lacks a central pressured air supply system, our C250 and C280 air compressors provide a portable source of such pressured air. Our air compressors feature oil-less motors, large locking castors, high flow capacity, and spill-proof switches. We have designed our air compressors to be adaptable for use with any ventilator.

Sleep Respiratory and Oxygen Homecare Products

•	Sleep Apnea Treatment Products. We have designed and expect to provide several products designed for obstructive sleep apnea (“OSA”) therapy. These products include our DHR CPAP C5( to be discontinued) , DHR Homecare CPAP, DHR Homecare APAP, DHR Homecare S and DHR Homecare ST. These products are all non-invasive therapy products that treat symptoms of sleep apnea. Our CPAP devices do not cure apnea but instead use air pressure to open customers’ airways to reduce snoring and apnea disturbances during sleep. Our automatic CPAP products provide air pressure at a customized, adjustable level, while our traditional CPAP products provide a constant level of air pressure.

Mobile Medicine (including Internet Medical and Sleep Diagnosis Products)

•	Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea requiring use of a CPAP device. We have obtained the CFDA for DHR998 in January 2014.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs from continuing operations were $1,918,446, $100,199 and $484,770 for the years ended December 31, 2015, 2014 and 2013, respectively. Research and development costs from discontinued operations were $580,216, $515,135 and $0 for the years ended December 31, 2015, 2014 and2013, respectively. Our research and development team consists of 7 engineers, representing 8% of our employees.

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

If we deem a new product to be commercially feasible, our research and development team will work closely with our assembly team to move assembly forward. This integrated approach allows us to identify potential difficulties in commercializing our proprietary product or product improvement. Furthermore, it enables us to make adjustments as necessary and develop cost-efficient assembly processes prior to distribution. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market 5 new products, which we believe should appeal to a wide range of end-users.

We maintain a 5,400 square foot research and development center in our facility in Beijing, which allows us to compete for skilled research and development technicians and managers.

Principal Suppliers – Our Proprietary Products

We use the following principal suppliers to manufacture the components in the products we develop and assemble:

•	Beijing Madsen medical equipment sales center
•	Beijing Beyond Technology Development Co. Ltd
•	Hunan Zhong Yi High-tech Development Co., LTD
•	Deloit (ChangSha) Co. LTD.
•	Beijing Hengtai Siyuan Technology Co. Ltd.

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

We maintain a 32,000 square foot product center in Changping Science Park in Beijing. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our 10 employees in assembly and by some of our external vendors. Currently, the supply and manufacture of many critical components is performed by sole-sourced third-party vendors in China.

Proprietary Rights for Our Proprietary Products

We are developing a portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. We have four practical patents issued in China for ventilators. We have five design patents related to our CPAP devices (5). In addition, we obtained 7 software copyrights for our CPAP machines (5), air compressors (1) and CPR products (1). Moreover, we possess proprietary technology and know-how in assembly processes, design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

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

We serve as a significant distributor in China for laryngoscopes from Timesco. We distribute medical devices and sleep respiratory products for these companies.

Medical Devices

•	Laryngoscopes. We provide three lines of laryngoscopes developed by Timesco: the Optima, Optima XL and Eclipse lines. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

Our Relationships with Suppliers of Our Distributed Products

While we develop, assemble, market and sell our proprietary products, we also serve as the distributor for a number of international companies looking to sell their brands of products in China. We are a distribution agent for some or all products marketed in China by Timesco (UK). In this capacity, we are responsible for sales, marketing and after-sale services of these products.

We sign agency agreements with the international supplier annually with the aim of settling marketing promotion modes, costs, product training and resolution of customer service issues. The agency agreement cover purchasing price, purchasing intervals, order quantity, transportation and type of payment, spare part supply and after-sale service terms. We negotiate renewal of the agency agreement as they expire to confirm ongoing distributor expectations.

We seek to enlarge the scope of products we are able to sell as agent for these companies and constantly try to identify competitive suppliers and products on the international market to assist them with marketing and selling their products in China.

Principal Suppliers – Our Distributed Products

In addition to the products we design, we distribute products designed and manufactured by the following companies:

•	Hunan Zhong Yi High-tech Development Co., LTD
•	Deloit (ChangSha) Co. LTD.
•	Jian Fa (Beijing) Co., LTD
•	Qingdao Feng Mai Trading Co., LTD.
•	Beijing Hua Yu Hui Zhi technology Co., LTD

The exact products from these suppliers are available only from such suppliers; however, we believe that we will be able to obtain similar products from other suppliers in the event our principal suppliers are unable or unwilling to supply us.

Our Service Centers

We maintain a customer service center in Beijing for technical support and repair. We staff our customer service center with senior technical support engineers who provide preliminary support. Our engineers attempt to quickly diagnose and assist in repairing problems over the phone, or determine whether a service visit to the customer’s premises is necessary. In some instances, our engineers will provide on-site operating guidance and repair service. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction.

Customers

We have three categories of customers: (i) distributors, (ii) hospitals, physical examination centers, insurance companies and government agencies and (iii) individual consumers to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis.

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 80% of our sales are to distributors. Based on the expected use of products sold to distributors, we estimate that they sell approximately 58% of our products to hospitals, 22% to clinics and 10% to individuals. As a result, we estimate that approximately 60% of our products (on a revenue basis, rather than unit basis) are sold to hospitals, approximately 20% to clinics and approximately 20% to individuals. We have contractual distribution relationships with over 350 independent distributors. We do not own, employ or control these independent distributors.

Hospital, physical examination centers, insurance companies and governmental agency customers.  Our hospital and governmental agency customers primarily include hospitals, private physical examination centers, life insurance companies as well as provincial level public health bureaus and population and family planning bureaus. We also refer to these customers as our “Key Accounts.” These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent.

Individual consumers. We sell our products directly to consumers through our website platform.

Dependence on Major Customers.

For the years ended December 31, 2015, 2014 and 2013, approximately 37%, 6% and 24% of the Company’s total revenues were received from two customers for continued operation. For the years ended December 31, 2015, 2014 and 2013, approximately 7%, 11% and 11% of the Company’s total revenues were received from two customers for discontinued operation.

Dependence on Major Suppliers.

For the years ended December 31, 2015, 2014 and 2013, purchases from three suppliers for continued operation were approximately 67%, 28% and 42% of the total purchases for continuing and discontinued operations, respectively. For the years ended December 31, 2015, 2014 and 2013, purchases from three suppliers for discontinued operation were approximately 9%, 55% and 51% of total purchases, respectively.

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

Proprietary Product	Primary Competitors in China	Dehaier’s Estimated Competitive Position*
C250 and C280 air compressors	Beijing Yi’an, Beijing Shenlu	Average

DHR 998* and diagnosis products	Foreign companies such as Respironics, ResMed, and Covidien	Greater than average

Timesco laryngoscope	Kirchner & Wilhelm (GER), WelchAllyn (USA)	Average

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

For example, China is currently investing heavily in health care nationwide; however, money for healthcare is currently unevenly distributed. There are a number of large hospitals that have significant resources and a number of rural clinics that have extremely limited budgets. We are able to provide distributed products that reach the more affluent customers, as these customers frequently tend to ascribe more perceived value to products made by well-known foreign companies, such as Timesco. We are also able to supply our proprietary products to customers who tend to care less about perceived value and more about functionality.

We currently compete on three levels. First, we have well-established distribution channels and close relations with more than 350 dealers and distributors, reaching an estimated 900 hospitals. We maintain relationships with healthcare bureaus as well as other key accounts to actively participate in state-level contracted procurement projects. Second, our proprietary homecare medical products are designed to provide an all-in-one solution for end users. Third, we keep upgrading the service and products to end-users and satisfy market demands. We focus on maintaining a high quality to price ratio in our proprietary products. In addition, being a NASDAQ-listed company has helped to build our brand image and reputation with potential customers and business partners.

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

Employees

As of December 31, 2015, we have 89 full-time employees, of which 10 are employed in assembly; 7 are in research and development; 26 are in general administration; and 46 are in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We make contributions to employee benefits equal to 10% of employee salaries.

Generally, we enter into a two-year standard employment contract with all of our officers, managers and other key employees and a one-year standard employment contract with all other employees. According to these employment contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us.

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

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a company must complete medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires companies to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions that will conduct the clinical trials, the company may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, production and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the CFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

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

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration

Ventilator Air Compressor	DHR280 Air Compressor for Ventilators	June 2018
Laryngoscope	Timesco Laryngoscope	April 2020

Respiratory Products

Product Type	Product Model	Registration Expiration

Sleep Apnea Treatment Products	CPAP C5	July 2016

Diagnostic Products	DHR 998	November 2017

*	We applied to renew this application on December 4, 2015 and anticipate receiving the renewed registration in the near future. We will remain able to sell our CPAP C5 pending completion of the approval of this renewed application by the CFDA.

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

BTL is a PRC company established on July 5, 2001. Dehaier is a BVI company established on July 22, 2003. Dehaier and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Dehaier has been and is BDL’s shareholder, and BTL had been BDL’s domestic shareholder since BDL was established. Dehaier owned 99% of BDL, and BTL owned 1% of BDL before January 14, 2016; at that time, BTL transferred its interest in BDL to Dehaier. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

D.	Property, Plants and Equipment

We are headquartered and our principal executive offices are located in Beijing. We assemble and test all our branded products at our 32,000 square foot product facility at the Changping Science Park in Beijing.

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Dehaier Medical Systems Limited	month to month	2,583 square feet
Room 501, 83 Fuxing Road Haidian District, Beijing 100856

Product Center	45 Yong An Road, Science Park, Changping District, Beijing, 102200	December 31, 2016	32,000 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product center consists of office buildings, a manufacturing/assembly base, a warehouse and employee living quarters. In addition, we have assembly and testing machines at the product center. Our production facility secures a loan agreement with Nanjing Bank Company Limited (Beijing Branch) for approximately $1,541,000 (RMB10,000,000), entered on December 18, 2015. We do not have any current plans to expand our facilities or acquire or build new facilities.

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

Overview

Our Company’s business is divided into two parts: (i) medical devices (including supporting products such as operating room products, ventilators, medical emergency products and medical air compressor products); (ii) mobile medicine (including wearable sleep respiratory solution for Obstructive Sleep Apnea Syndrome (“OSAS”), hospital management and wireless solutions).

Our revenues mainly come from medical products and mobile telemedicine. For the years ended December 31, 2015, 2014 and 2013, our total revenues from continuing operation amounted to approximately $1.32 million, $2.77 million and $7.40 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net loss attributable to the Company for the year ended December 31, 2015 and 2014 was approximately $(10.09) million and $(24.30) million. Our net income attributable to the Company for the year ended December 31, 2013 was approximately $2.00 million. The continued reduction of our revenues and net incomes attributable to the Company primarily due to the operation restructure under our Company’s strategical transformation from a traditional medical equipment distributor to a new mobile health products and service provider. We closed some traditional product lines with the diminishing profitability and focus on the newly developing market exploration of medical products and service based on technology of mobile internet, including comprehensive sleep respiratory solution for OSAS patient.

We discontinued, as appropriate, the unprofitable medical device businesses, including assembly and sales of X-ray machines, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. Only a few profitable businesses such as sales of its patented medical air compressors will continue. Our corporate and business restructuring plan aims to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. As a result of the above reclassification of continued and discontinued operation, we restated our operating results of the year 2014.

We believe these changes are crucial to improve our competitive advantages in the industry in the future. By reducing our reliance on our less profitable medical devices assembly and distribution businesses, we are able to leverage our resources to develop smart health products and services, which we see as a good development and focus for the future of our Company. Our long-term goal is to gradually decrease our production business, and focus instead on developing a complete mobile health operation platform.

Although our sleep respiratory business is still in its early stages, we anticipate that it can be a key growth driver for our Company in the foreseeable future.

During the year 2015, we have intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, which has developed our distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

We have continued to establish relationships with pilot hospitals to deliver our wearable solutions and products for OSAS, driving the market growth in the hospitals in the regions where the pilot hospitals located, which helped to push forward our strategic market expansion for public hospitals. So far, wearable diagnosis and analysis systems for OSAS have been successfully delivered to most of major hospitals throughout China. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our target is to gradually promote our business from sleep centers, respiratory departments, and E.N.T. departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes and strokes. According to the authoritative statistics, there are approximate 16 million patients seeking medication for hypertension, heart disease, diabetes and stroke in 800 3A grade Chinese public hospitals in 2013. Our primary objective is to provide these patients with sleep diagnostic services.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has been successively launched in Ciming Aoya Hospital and Sonqao’s high-end physical examination center and multiple outpatient departments of Health 100 Group and IKang Healthcare Group in tier 1 cities. The number of customers for sleep diagnostic services has been growing and our products and services have been well appreciated. The above mentioned two private physical examination centers, Health 100 Group and IKang Healthcare Group, have 350 outpatient departments, and the number of customer is up to 11 million annually in the aggregate. We have currently covered most of their outpatient departments in Beijing and Shanghai.

In addition, our Company is exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. We expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insures. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become the leading domestic product and service provider in this market.

Although our revenues and net income attributable to the Company for 2015 were decreased comparing to 2014, mainly due to the transition of business strategies, we expect our sleep respiratory business to drive significant growth of our overall revenues in 2016.

	For the years ended
	December 31,
	2015	2014	2013
		(Restated)
	US$	US$	US$
Revenue	1,321,543	2,774,241	7,402,473

Costs of revenue	(1,435,955)	(1,782,407)	(4,589,404)

Gross profit (loss)	(114,412)	991,834	2,813,069

Service incomes	1,723,542	131,446	309,060
Service expenses	(1,378,829)	(34,519)	(54,761)
General and administrative expenses	(4,261,972)	(1,945,226)	(1,944,054)
Provision for doubtful accounts	(8,544)	(389,198)	-
Selling expenses	(3,046,408)	(227,304)	(519,016)
Operating income (loss)	(7,086,623)	(1,472,967)	604,298

Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748

Net income (loss)	(10,362,335)	(25,033,872)	2,003,326

Net income (loss) attributable to Dehaier Medical Systems Limited	(10,223,130)	(24,298,114)	1,995,621

Comprehensive income (loss) attributable to Dehaier Medical Systems Limited	(10,634,213)	(24,847,986)	2,935,404

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net incomes are:

•	our ability to position our products in different market segments, including our recent efforts to sell our products to hospitals and other healthcare facilities nationwide;

•	our ability to price our products at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

•	new products introduced by us as well as our competitors. The introduction of new products by our competitors may lead to a decrease in sales and market share of our products, or force us to sell our products at reduced prices or margins;

•	our ability to carry out our new business initiatives effectively. As we continue to invest heavily in research and development projects and new business lines, including our new entry to the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives;

•	our ability to attract and retain distributors and key customers;

•	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe to play a vital role in our new business initiatives;

•	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

•	our ability to establish, promote, and maintain the public relations image of our Company and product brands; and

•	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Revenues

Our total revenues are derived from our medical devices and sleep respiratory business. In 2015 fiscal year, our total revenues from continuing operations decreased by 52%, mainly due to the strategy shift. Along with the development of our Company’s business strategically transformation, we have redirected our operations from traditional medical devices business and unprofitable product lines to the research and development of sleep respiratory business as well as the establishment of sales channel.

We expect to allocate more resources to our sleep respiratory business as we further our restructuring effort. During 2015, revenues from the sleep respiratory business decreased as the technology of the sleep respiratory business need to be upgraded and optimized. Our management believes that sleep respiratory business will become an important growth driver for the Company in coming years. The Company plans to maintain only a few profitable businesses such as sales of its patented medical air compressors in the future.

Medical Devices (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical devices product line from the sale of medical ventilators, general hospital products and related supporting products (including laryngoscope) (previously defined as technical service products), medical compressor, sleep respiratory business and wireless medical. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and service basing on technology of mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management, distributing laryngoscope, color dopller imaging machine and hospital Wi-Fi solutions.

We discontinued, as appropriate, the unprofitable medical device business, including assembly and sales of C-arm X-ray machines, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. We plans to maintain only a few profitable businesses on sales of its patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments.

Sleep Respiratory Products (Previously known as “Sleep Respiratory and Oxygen Homecare Products”)

We derive revenues in our sleep respiratory line from sales of CPAP devices. We anticipate that, on a percentage basis, revenues from sleep respiratory product line will increase more rapidly than total revenues in the near term as we introduce new and more advanced products. We expect to develop our market for sleep respiratory market in China and internationally through the use of distributors as well as through our direct sales platform. Though we are still in the early stage of sleep respiratory business, we strongly believe in the tremendous growth potential of this business in the coming years.

During the past year, the sleep respiratory business has achieved more progress in which we have continued to expand to public hospitals and physical examination centers. In 2016, management will be focusing on introducing more advanced products and penetrating the market for sleep respiratory business. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered. We will also continue to focus on the development of the sleep respiratory systems in private physical examination chains and life insurance companies which we believe to have large quantities of potential customers for sleep diagnosis.

Mobile Medicine (Including Internet Medical and Sleep Diagnostic Products)

We derive revenues in our internet based medical and sleep diagnostic products and services line from sales of medical consumables used for sleep diagnosis, hospital wireless devices, healthcare management software and offering related services.

We continue to devote proactive efforts to develop the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our portable sleep diagnostics devices business recognized 6% of the total revenue for the year 2015.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, general and administrative expenses, provision for doubtful accounts and selling expenses.

Our total operating costs and expenses increased both as a percentage of our total revenues and in absolute amount for the year ended December 31, 2015 compared to the same period in 2014 due to the increased investment expenses and selling expenses on research and development of sleep respiratory business. The following table sets forth the components of our costs and expenses both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the year ended December 31,
							Change		Change
	2015		2014		2013		2015 v. 2014		2014 v. 2013
			(Restated)
	USD		USD		USD		USD		USD
	(‘000)	%	(‘000)	%	(‘000)	%	(‘000)	%	(‘000)	%
Revenues	1,322	100.00	2,774	100.00	7,402	100.00	(1,452)	(52.34)	(4,628)	(62.52)

Cost of revenues	(1,436)	(108.62)	(1,782)	(64.24)	(4,589)	(62.00)	(346)	(19.42)	(2,807)	(61.17)

Gross profit (loss)	(114)	(8.62)	992	35.76	2,813	38.00	(1,106)	(111.49)	(1,821)	(64.74)

Service incomes	1,724	130.41	131	4.72	309	4.17	1,593	1,216.03	(178)	(57.61)
Service expenses	(1,379)	(104.31)	(35)	(1.26)	(55)	(0.74)	1,344	3,840.00	(20)	(36.36)
General and administrative expenses	(4,262)	(322.39)	(1,945)	(70.12)	(1,944)	(26.26)	2,317	119.13	1	0.05
Provision for doubtful accounts	(9)	(0.68)	(389)	(14.02)	-	-	(380)	(97.69)	389	100.00
Selling expenses	(3,046)	(230.41)	(227)	(8.18)	(519)	(7.01)	2,819	1,241.85	(292)	(56.26)
Operating income (loss)	(7,086)	(536.01)	(1,473)	(53.10)	604	8.16	(5,613)	381.06	(2,077)	(343.87)

Net income (loss) from continuing operations	(6,862)	(519.06)	923	33.27	(898)	(12.12)	(7,785)	(843.44)	1,821	(202.78)

Net income (loss) from discontinuing operations	(3,500)	(264.75)	(25,957)	(935.72)	2,901	39.19	22,457	(86.52)	(28,858)	(994.76)

Net income (loss)	(10,362)	(783.81)	(25,034)	(902.45)	2,003	27.06	14,672	(58.61)	(27,037)	(1,349.83)

Cost of Revenues

Cost of revenues primarily includes finished goods, parts for assembly, wages, handling charges, and other expenses associated with the assembly and distribution of product.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation and expenses associated with our research and development, registration of patents and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures and additional personnel costs to maintain the competitive advantage of our mobile health business. In addition, we expect to continue to incur significant general and administrative expenses in capital operation and maintaining investor relationships as a public company.

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

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014.

Revenues

Our total revenues from the continuing operations decreased by 52.34% from $2.77 million for the fiscal year ended December 31, 2014 to $1.32 million for the fiscal year ended December 31, 2015. The decrease of revenues is mainly due to the influence of increasingly challenging markets, macroeconomic headwinds, increased competition and market saturation. Along with the development of the Company’s business shifting strategy, we have adjusted the sales strategy of traditional medical devices business, discontinued the unprofitable medical device business, maintained only a few profitable businesses on such as sales of its patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments in the future, and invested more resources in the research and development of sleep respiration business. In 2015, we have distributed our sleep respiratory detection device and PPG sensor to model public hospitals and private medical centers. The first product batch is currently in the free testing stage. We have achieved certain progress in its mobile medicine, which accounted for about 10% of total sales. Although our mobile medicine is still in its early stage, our management believes that our mobile medicine business will become an important growth driver for our Company in the coming years.

Cost of Revenues

Our cost of revenues from the continuing operations decreased by 19.42% from $1.78 million for the fiscal year ended December 31, 2014 to $1.44 million for the fiscal year ended December 31, 2015. The decrease in cost of revenues was mainly due to the decrease of revenues. The cost of revenue reduction is also due to the gradual reduction on parts of traditional medical device business and uncompetitive product sales due to strategic restructure.

Gross Profit (Loss)

Our gross profit from the continuing operations decreased from $0.99 million in 2014 to ($0.11) million in 2015 and gross margin decreased from 35.76% in 2014 to (8.66%) in 2015. In order to deal with the influence of increasingly challenging markets and new competitors, we shut down some traditional medical device production lines and the fixed costs allocated to the remaining production lines became higher.

Service income

Our service income increased from $0.13 million in 2014 to $1.72 million in 2015. The increase of the service income was mainly due to the after-sale repairing income and commission in this period.

Service expense

Our service expense increased from $34,520 in 2014 to $1.38 million in 2015. The increase of the service expense was mainly due to the after-sale repairing expense in this period.

Operating Expenses

Our operating expenses from the continuing operations increased by 185.94% from $2.56 million for the fiscal year ended December 31, 2014 to $7.32 million for the fiscal year ended December 31, 2015. The increase of operating expenses was primarily due to the increase of general and administrative expenses and selling expenses,. We analyzed our operating expenses by general and administrative expenses, selling expenses and other expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses from the continuing operation increased by 119.13% from $1.95 million for the fiscal year ended December 31, 2014 to $4.26 million for the fiscal year ended December 31, 2015. This increase was mainly due to the increase of investment on research and development activities of sleep respiratory business, the increase of professional service fees and the increase of external consultant fees. We expect our general and administrative expenses to decrease in the near future as a result of the accomplishment of the discontinued operations to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operation decreased by 97.69% from $389,000 for the fiscal year ended December 31, 2014 to $9,000 for the fiscal year ended December 31, 2015. This decrease was mainly due to advance to suppliers with aging more than two years cannot be recovered according to our provision for aging policy for the year ended December 31, 2014.

Operating Expenses—Selling Expense

Our selling expenses from continuing operations increased by 1,241.85% from $0.23 million for the fiscal year ended December 31, 2014 to $3.05 million for the fiscal year ended December 31, 2015. The increased in selling expenses was mainly because the Company invested more resource and energy in market development for sleep respiratory business, such as employ more sales staff, attending more medical device exhibitions, etc. Along with the Company’s business shifting strategy, we believe the selling expense will increase accordingly as we concentrate on market development for sleep respiratory business which will become a major revenue generator of our revenues in the future.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $7.09 million in 2015, compared to operating loss of approximately $1.47 million in 2014. Operating loss increased by 382.31%, mainly because of the reduced revenues, and the increased general and administrative expenses and selling expenses.

Change in fair value of warrants liability

For the year ended December 31, 2015, the gain related to changes in the fair value of warrants liability relating to the warrants issued to investors and placement agents was $390,324, compared to a gain of $2,866,171 for the year ended December 31, 2014, a decrease of $2,475,846 from 2014. The gain on the changes in the fair value of warrants liability was due to the decrease in the price of our common stock underlying the warrants issued on February 21, 2014, which decreased from $9.12 on the issuance date to $2.26 on December 31, 2015.

Taxation

Our income tax benefit (expense) was approximately $11,980 in 2015, compared to approximately ($357,730) in 2014. Our income tax decreased $0.37 million primarily due to the decrease in taxable income in this period.

Net income (loss) from continuing operations

As a result of the foregoing, we had net loss from continuing operations of approximately $6.73 million in 2015, compared to approximately a net income from continuing operations of $0.92 million in 2014.

Net loss from discontinuing operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. As a result of this strategy shifting, we had net loss from discontinuing operations of approximately $3.50 million in 2015, compared to approximately a net loss from discontinuing operations of $25.96 million in 2014.

Net loss

As a result of the foregoing, we had net loss of approximately $10.23 million in 2015, compared to approximately a net loss of $25.03 million in 2014. After deduction of non-controlling interest in loss, net loss attributable to the Company was approximately $10.09 million and $24.30 million in 2015 and 2014, respectively.

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013.

Revenues

Our total revenues from the continuing operation decreased by 62.52% from $7.40 million for the fiscal year ended December 31, 2013 to $2.77 million for the fiscal year ended December 31, 2014. The decrease of revenues is mainly due to the influence of increasingly challenging markets, macroeconomic headwinds and increased competition. Along with the development of the Company’s business shifting strategy, the Company invested more resources in the research and development of mobile telemedicine, and adjusted the sales strategy of traditional medical devices business. In 2014, the Company made substantial progress in its mobile medicine business, which accounted for about 9% of total sales. Although our mobile medicine is still in its early stage, our management believes that its mobile medicine business will become an important growth driver for the Company in coming years.

Cost of Revenues

Our cost of revenues from the continuing operations decreased by 61.17% from $4.59 million for the fiscal year ended December 31, 2013 to $1.78 million for the fiscal year ended December 31, 2014. The decrease in cost of revenues was mainly due to the decrease of revenues. The cost of revenue reduction is due to the gradual reduction on parts of traditional medical device business and uncompetitive product sales due to strategic restructure.

Gross Profit

Our gross profit from the continuing operation decreased from $2.81 million in 2013 to $0.99 million in 2014 and gross margin decreased from 38.00% in 2013 to 35.76% in 2014. In order to deal with the influence of increasingly challenging markets and new competitors, our Company gradually reduced the parts of our traditional medical device business and decreased the sales of uncompetitive products due to strategic restructuring. Our mobile medicine is still in its early stage and this is a normal phenomenon in the process of our business shifting strategy and market strategy. Along with our mobile medicine business development, management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin in the future.

Service income

Our service income decreased from $0.31 million in 2013 to $0.13 million in 2014. The decrease of the service income was mainly due to the decrease of after-sale repairing income in this period.

Service expense

Our service expense decreased from $55,000 in 2013 to $35,000 in 2014. The decrease of the service expense was mainly due to the decrease of after-sale repairing expense in this period.

Operating Expenses

Our operating expenses from the continuing operations increased by 4.07% from $2.46 million for the fiscal year ended December 31, 2013 to $2.56 million for the fiscal year ended December 31, 2014. The slight increase of operating expenses was due to the increase of provision for doubtful accounts. We analyzed our operating expenses by general and administrative expenses, provision for doubtful accounts and selling expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses from the continuing operations increased by 0.06% from $1.94 million for the fiscal year ended December 31, 2013 to $1.95 million for the fiscal year ended December 31, 2014. We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Provision for doubtful accounts

Our provision for doubtful accounts from the continuing operations increased to $0.39 million for the fiscal year ended December 31, 2014. This increase was mainly due to the advance to suppliers cannot be recovered more than two years according to our provision for aging policy.

Operating Expenses—Selling Expense

Our selling expenses from the continuing operations decreased by 56.26% from $0.52 million for the fiscal year ended December 31, 2013 to $0.23 million for the fiscal year ended December 31, 2014. The reduction of selling expenses was mainly because the Company strengthened its cooperation with the Chinese government and focused on the key account business which incurred relatively less expense. The reduction in selling expense also resulted from the improvement in operating efficiency as we reduced the expenses of attending medical device exhibitions and we encouraged our sales staff to maintain business relationships with distributors and clients via telephone rather than in-person business meetings where possible. Along with the Company’s business shifting strategy, we believe the selling expense will increase accordingly as we concentrate on market development for sleep respiratory business which will become a major revenue generator of our revenues in the future.

Operating Income (Loss)

As a result of the foregoing, we generated an operating loss of approximately $1.47 million in 2014, compared to operating income of approximately $0.60 million in 2013. Operating income decreased by 343.75%, mainly because of the reduced revenues.

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

Taxation

Our income tax expense was approximately $0.36 million in 2014, compared to income tax expense of approximately $0.52 million in 2013. Our income tax expense decreased primarily due to the decrease in our taxable income and reserve on deferred tax assets.

Net income (loss) from continuing operations

As a result of the foregoing, we had net income from continuing operations of approximately $0.92 million in 2014, compared to approximately a net loss from continuing operations of $0.90 million in 2013.

Net income (loss) from discontinuing operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. As a result of this strategy shifting, we had net loss from discontinuing operations of approximately $25.96 million in 2014, compared to approximately a net income from discontinuing operations of $2.90 million in 2013.

Net Income (loss)

As a result of the foregoing, we had net loss of approximately $25.03 million in 2014, compared to approximately a net income of $2.00 million in 2013. After deduction of non-controlling interest in income, net loss attributable to Dehaier was approximately $24.30 million in 2014, and net income attributable to Dehaier was approximately $2.00 million in 2013.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2015, we had $624,724 in cash and cash equivalents. As a result of decreased cash flow associated with investments in R&D for respiratory sleep business, market development activities, and the decreased cash flow from operating activities, net cash decreased from $ 1,727,763 at December 31, 2014. Recently we have made the financing plan and we believe that our currently available working capital of $462,687, and the loan from our main stockholder, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent of the Company’s expansion of new business and products, we may need to rely on a variety of sources of funding, including but not limited to operating cash, and debt and/or equity financing.

Operating Activities

Net cash used in operating activities was $2,344,815 for the year ended December 31, 2015 as compared to $4,137,353 provided by operating activities for the same period in 2014. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations was $6,862,223 in 2015, an increase net loss of approximately $7.78 million from net income of $0.92 million for the same period of 2014, as a result of the factors described above.

(ii)

Stock-based compensation expense incurred $1,055,744 in 2015, while in 2014, stock-based compensation expense incurred $1,408,421. The increase is mainly due to the implementation of the employee share-based incentive plan for our new business development.

(iii)	Accrued expenses and other current liabilities from continuing operations increased by $1,337,741 in 2015, compared with a decrease of $33,961 in 2014. The increase in 2015 is mainly due to the expense accrued for research and development of sleep respiratory business, marketing expense and other cost accrued our new products.

(iv)	Advance to suppliers-third party from continuing operations decreased by $1,005,042 in 2015, compared with a decrease of $3,751,434 in 2014. The decrease is mainly due to we discontinued part of traditional medical devices business.

(v)	Other receivables from continuing operations decreased by $1,605,521 in 2015, compared with an increase of $443,285 in 2014. The decrease in 2015 is mainly because of the decrease of contract deposits for large contracts of traditional medical devices business, due to our business strategy shifting.

(vi)	Net cash used in operating activities from discontinued operations was $851,315 in 2015 because of our Company’s business shifting strategy implemented in 2015.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was $27,861, compared to $11,197,648 used in investing activities for the same period of 2014. The decreased cash used in investing activities in 2015 was mainly attributable to the discontinuing operation plan in this period, the decreased capital expenditures for sleep respiratory diagnosis and analysis system and equipment, and software copyrights and patents we acquired for the therapy products of sleep respiratory business.

Financing Activities

We repaid $4,810,770 of short-term bank loans, entered into two new banks loan agreements for $4,008,975 in the aggregate in 2015, as compared to $2.9 million proceeds from short-term bank loans and $2.9 million repayments of short-term bank loans in 2014. We repaid $1,603,590 of short-term loans due from Mr. Ping Chen, who was the major shareholder of our Company and the CEO, and entered into three loan agreements with Mr. Ping Chen for $3,867,859 in 2015. The net amount provided by financing activities was $1,498,724 in 2015, compared to $6,256,146 for the same period of 2014. The net cash proceeds received from issuance of common stock in February 2014, after deducting underwriter commissions and other associated fees, were $6,066,546.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$11,090	$11,090	-	-
Short-term borrowings	1,541,000	1,541,000
Short-term borrowings-related party	2,175,892	2,175,892	-	-
Total	$3,727,982	$3,727,982	-	-

The leased properties are principally located in the PRC, and we use such properties for administration and warehouse facilities. The leases are renewable subject to negotiation.

Short-term borrowings represent short-term loans from one bank, which are due in December 2016.

Short-term borrowings - related party represent short-term loans from Chen Ping, the CEO of the Company, which are with no maturity date.

Capital Expenditures

We made capital expenditures of approximately $0.28 million, $2.05 million and $9,000 in 2015, 2014 and 2013, respectively, representing 2.11%, 74.00% and 0.12% of our total revenues, respectively. In 2015, we have distributed our sleep respiratory detection device and PPG sensor to model public hospitals and private medical centers.. As of December 31, 2014, our capital expenditures were used to purchase machinery for our assembly line and obtain software copyrights. In 2015, we have distributed our sleep respiratory detection device and PPG sensor to model public hospitals and private medical centers.

Critical Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Dehaier, and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Dehaier, BDL and BTL. BTL is a variable interest entity (“VIE”), and BDL is the primary beneficiary. BTL owns a building that is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. Because of these arrangements, BDL is the primary beneficiary of BTL, as the entity that is most closely associated with BTL. Management makes ongoing reassessments of whether BDL is the primary beneficiary of BTL.

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

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company had filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers during the years ended December 31, 2013, 2014 and 2015. All the potential VAT liabilities on these VAT returns occurred in current period were also accrued as incurred and included in the accompanying consolidated financial statements.

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

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. We increased our annual investment in research and development activities as a percentage of net revenues every year since 2003. Research and development costs from the continuing operation were $1,918,446, $100,199 and $484,770 for the years ended December 31, 2015, 2014 and 2013, respectively. Research and development costs from the discontinuing operation were $580,216, $515,135 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively. Our research and development team consists of 7 engineers, representing 8% of our employees as of April 30, 2016.

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

The information provided under Item 5.B, "Business Overview" details the Company’s research and development activities.

D.	Trend Information

In 2011, the Chinese Ministry of Science and Technology announced a medical technology development policy under the “12th Five-Year Plan,” proposing to transfer business focus to the development of new drugs, medical equipment and advanced traditional Chinese medicine, and to the development of the emerging industries of biomedicine. The plan focuses on researching and developing the medium and high-level diagnostic and curative medical devices which are in high demand and widely used, actively promoting the development of cost-effective medical devices for use in primary health care institutions, enhancing the stability and reliability of medical services and products and researching and developing supplementary medical equipment which can be easily operated for family and self-healthcare. Under the 12th Five-Year Plan, China will proactively promote the reform of healthcare infrastructure system and offer safe, effective, convenient and low-cost medical services to its residents. As a result, management anticipates growth in the Chinese pharmaceutical market.

Current medical device purchases by individuals in China are much lower than they are in Europe and the U.S. It is estimated that 20% of individual expenditures on home medical care in China are for medical devices, compared to 50% of such expenditures in Europe and the U.S. As China’s population continues to age, management expects a rapid increase in demand for medical devices, and, as a result, growth in China’s medical device industry.

It is the initial stage of rapid growth of China’s home medical equipment market. As residents’ living standards and consumption structure change, the demand for healthcare services and self-care will substantially increase, creating growth opportunities for participants in the market.

In summary, as a vital component of China’s current health system reform, the medical device industry has been incorporated into the national strategic development plan. In 2016, we anticipate new opportunities, combined with favorable government policies, will position us for continued growth.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations	$11,090	$11,090	$-	$-	$-
Total	$11,090	$11,090	$-	$-	$

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Ping Chen(1)(2)	52	Chief Executive Officer and Chairman and Director
Huili (Alisa) Li(1)(3)	35	Chief Financial Officer and Director
Xiaoguang Shen(1)(3)(4)(5)(6)	43	Independent Director
Genhui Chen(1)(4)(5)(6)(7)	52	Independent Director
Mingwei Zhang(1)(4)(5)(6)(7)	63	Independent Director

(1)	The individual’s business address is c/o Room 501, 83 Fuxing Road, Haidian District, Beijing 100856 People’s Republic of China.
(2)	Class III director whose term expires in 2016.
(3)	Class II director whose term expires in 2018.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2017.

Ping Chen. Mr. Chen has served as a director of our Company since 2003 and our Chief Executive Officer since 2000. Prior to his service as our Chief Executive Officer, from 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 to 1993. Mr. Chen founded BTL in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen has been chosen as a director because he is our CEO, the leader of our Company and a key experienced member of management.

Huili (Alisa) Li. Ms. Li has served as a director of our Company since 2013 and our Chief Financial Officer since April 2014.Ms. Li was our financial manager from 2013. She is familiar with US GAAP, PRC GAAP, IFRS and Sarbanes-Oxley Act compliance. Ms. Li previously worked as an auditor in the professional services department of Lehman Brown’s Beijing office from 2010 to 2013 and in the assurance department of the Beijing office of PricewaterhouseCoopers (PwC) from 2007 to 2009. Ms. Li earned a master’s degree in Technological Economy and Management from Beijing Information Science & Technology University in 2007, a bachelor’s degree in Business Administration from China University of Geosciences in 2004 and a second bachelor’s degree in Science & Technology English from Huazhong University of Science and Technology in 2014. Ms. Li has been chosen to serve as a director because of her experience with financial matters and her familiarity with our operations.

Xiaoguang Shen. Mr. Shen has served as an independent director of our Company since 2015. He is the general manager of the investment department of CP Pharmaceutical Group since 2003. Prior to joining CP Pharmaceutical Group, Mr. Shen provided sales services in several pharmaceutical companies since 1997, including Wyeth Pharmaceutical from 1998 to 2000. Mr. Shen earned his bachelor’s degrees from the department of Chinese medicine of Harbin University of Commerce in 1997 and his MBA degree from Central University of Finance and Economics in 2013. Mr. Shen has been chosen as a director because we believe we can benefit from his rich marketing, investment and management experience in the pharmaceutical industry.

Genhui Chen. Dr. Chen has served as an independent director of our company since 2011. Dr. Chen is president of Beijing Wenfeng Medical Technology Ltd. (“BWMT”), a privately-held pharmaceutical research and development company focusing on novel cancer and dermatological products. Dr. Chen has over 15 years of experience, from1993 to 2008, in the pharmaceutical industry in the areas of clinical research, regulatory compliance, corporate development and management, for a variety of companies ranging from start-ups to public companies, both in Canada and in China. Prior to joining BWMT in 2010, Dr. Chen was a founder, president and chief executive officer of Welichem Biotech Inc., a Canadian pharmaceutical company listed on the TSX Venture Exchange since 2008. From 1999 until he founded Welichem Biotech Inc., Dr. Chen was a senior scientist at Terragen Discovery Inc., a subsidiary of Cubist Pharmaceuticals. Dr. Chen received his M.Sc. and Ph.D. degrees in biology from Simon Fraser University in Vancouver, Canada in 1988 and 1991, respectively. Dr. Chen has been chosen as a director because of his extensive experience in research and development, regulatory compliance, corporate development and management.

Mingwei Zhang. Mr. Zhang has served as an independent director of our company since 2012. Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From September 2007 to October 2013, Mr. Zhang served as Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (Nasdaq CM: SINO). From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang has been chosen as a director because of his financial experience.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2015 to Ping Chen, our principal executive officer, and Huili (Alisa) Li, our principal financial officer.

Summary Executive Compensation Table

Name and principal position	Salary	Bonus	Option Awards		All Other Compensation		Total
Ping Chen, Principal Executive Officer	$29,249	$-	$-	(1)(2)(3)	$683,648	(4)(5)	$712,897
Huili (Alisa) Li, Principal Financial Officer	$21,167	$-	$32,599	(6)	$-		$53,766

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table. We have amortized $36,621 of such grant in the year ended December 31, 2015.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table. We have amortized $42,116 of such grant in the year ended December 31, 2015.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table. We have amortized $137,289 of such grant in the year ended December 31, 2015.

(4)	On October 22, 2014, 100,000 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $5.31 per share. These shares granted in 2014 are not reflected in the Summary Executive Compensation Table. We have amortized $442,500 of such grant in the year ended December 31, 2015.

(5)	On July 30, 2015, 348,800 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $1.96 per share. We have amortized $138,793 of such grant in the year ended December 31, 2015.

(6)	On August 7, 2015, 20,000 share options were awarded to Ms. Li, which vest over a period of two years. The expiration date of the options is August 7, 2025. The options’ exercise price is the market price of our shares on August 7, 2015, the date the options were granted. The grant date fair value of the options was $1.63 per underlying share. Since no options were vested as of December 31, 2015, the amortized amount in the year ended December 31, 2015 was $6,511.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Xiaoguang Shen and Mr. Genhui Chen receive $2,000 per meeting attended. The following table shows the annual compensation paid by us for the year ended December 31, 2015 to our directors.

Summary Director Compensation Table

Name	Fees earned or paid in cash	Stock-based Compensation	Total(1)
Ping Chen(2)	N/A	N/A	N/A
Yunxiang (Phil) Fan(3)	$0	$0	$0
Huili (Alisa) Li(2)	N/A	N/A	N/A
Xiaoguang Shen(4)	$0	$16,300	$16,300
Genhui Chen(5)	$0	$32,599	$32,599
Mingwei Zhang(6)	$4,000	$32,599	$32,599

(1)	With the exception of Mr. Ping Chen received common share awards, the other four directors received option awards in fiscal year 2015. As noted below, Mr. Ping Chen received such shares in his capacity as an officer, and all such grants are reflected in the Summary Executive Compensation Table.
(2)	Mr. Ping Chen and Ms. Li received compensation in their capacity as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.
(3)	Mr. Fan resigned as a director of our Company on November 24, 2015.
(4)	Mr. Xiaoguang Shen became a director of our Company on November 24, 2015. On August 7, 2015, Mr. Shen received a grant of options to purchase 10,000 shares from the company, of which 0% has vested as of December 31, 2015. The expiration date of the options is August 7, 2025. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.63 per underlying share. We have amortized $3,255 of such grant in the year ended December 31, 2015.
(5)	Mr. Genhui Chen received a grant of options to purchase 20,000 shares on December 29, 2011 from the company, of which 80% of 20,000 have vested as of December 31, 2015. We have amortized $4,883 of such amount in the year ended December 31, 2015. Mr. Genhui Chen also received a grant of options to purchase 20,000 shares from the company on August 7, 2015, of which 0% has vested as of December 31, 2015. The expiration date of the options is August 7, 2025. The 2015 options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the 2015 options was $1.63 per underlying share. We have amortized $6,511 of such amount in the year ended December 31, 2015.
(6)	Mr. Mingwei Zhang received 11,975 common shares on June 16, 2014 from the company pursuant to the director compensation plan. We have amortized $0 of such amount in the year ended December 31, 2015. Mr. Mingwei Zhang received a grant of options to purchase 20,000 shares from the company on August 7, 2015, of which 0% has vested as of December 31, 2015. The expiration date of the options is August 7, 2025. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.63 per underlying share. We have amortized $6,511 of such amount in the year ended December 31, 2015.

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors and officers and the expiration of current director terms. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services.

Board of Directors and Board Committees

Our board of directors currently consists of 5 directors. There are no family relationships between any of our executive officers and directors. The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter.

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

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Messrs. Shen, Zhang and Genhui Chen are our independent directors.

Mr. Ping Chen currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Chen simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company; as such we deem it appropriate to be able to benefit from the guidance of Mr. Chen as both our principal executive officer and Chairman of the Board.

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

As of December 31, 2015, we had 89 employees, all of whom were full-time employees and were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2015, 2014 and 2013, we had 89, 107 and 104 employees, respectively.

		December 31,
	2015	2014	2013

Total	89	107	104
Mid and high level Manager	26	29	15
Sales	46	50	48
R&D and Customization	7	9	21
Assembly and Procurement	10	19	20

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of July 15, 2016 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 6,821,889 common shares outstanding as of July 15, 2016. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 15, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	1,703,542	(3)	24.97%

Genhui Chen	18,000	(4)	*
Mingwei Zhang	21,975	(5)	*
Xiaoguang Shen	5,000	(6)	*
Huili (Alisa) Li	10,000	(7)	*

All officers and directors as a group	1,758,517		25.78%
Chen Ping Ltd.	1,104,742		16.19%
Hangzhou Liaison Interactive Information Technology Co. Ltd.	620,414		9.09%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	We have used 6,821,899 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.
(3)	Represents (a) 1,104,742 shares owned by Chen Ping Ltd.; (b) vested options to purchase 60,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011; (c) vested options to purchase 37,600 shares for an exercise price of $2.30 per share that were granted on October 7, 2013; (d) vested options to purchase 52,400 shares for an exercise price of $5.31 per share that were granted on August 20, 2014; (e) 100,000 shares issued on August 20, 2014; and (f) 348,800 shares granted on December 3, 2015 that are subject to full or partial forfeiture in the event Mr. Chen does not remain an officer or director of our Company for two years after the date of grant. These numbers do not include (i) unvested options to purchase 30,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011; (ii) unvested options to purchase 56,400 shares for an exercise price of $2.30 per share that were granted on October 7, 2013; (iii) unvested options to purchase 78,600 shares for an exercise price of $5.31 per share that were granted on August 20, 2014; or (iv) unvested options to purchase 210,867 shares for an exercise price of $1.88 per share that were granted on March 21, 2016..
(4)	Represents (a) vested options to purchase 8,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011 and (b) vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 4,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011; (ii) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (iii) unvested options to purchase 20,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016..

(5)	Represents (a) 11,975 shares issued on June 16, 2014 and (b) vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (ii) unvested options to purchase 20,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.
(6)	Represents vested options to purchase 5,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 5,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (ii) unvested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.
(7)	Represents (a) vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (ii) unvested options to purchase 30,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

Share Option Plan and Grants

In 2009, in connection with our initial public offering, we established a pool for share options for our employees (the “2009 Share Incentive Plan”). This pool contains options to purchase up to 450,000 of our common shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. As of the date of this report, we have issued all 450,000 options pursuant to our 2009 Share Incentive Plan.

In 2013, we established our 2013 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 462,000 of our common shares. As of the date of this report, we have issued 113,200 options pursuant to our 2013 Share Incentive Plan.

In 2014, we established our 2014 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 466,800 of our common shares. As of the date of this report, we have issued 366,800 options pursuant to our 2014 Share Incentive Plan.

In 2015, we established our 2015 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 580,867 of our common shares. As of the date of this report, we have issued 580,867 options pursuant to our 2015 Share Incentive Plan.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of July 15, 2016 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 6,205,475 common shares outstanding as of July 15, 2016. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 15, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing 100856, People’s Republic of China. During the past three years, our major shareholder, Ping Chen, has increased his shares of stock in the company by way of incentive grants of stock and options, and we have sold 620,414 shares to Hangzhou Liaison Interactive Information Technology Co. Ltd.. None of the major shareholders have special voting rights.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Ping Chen	1,703,542	(3)	24.97%
Chen Ping Ltd.	1,104,742	(3)	16.19%
Hangzhou Liaison Interactive Information Technology Co. Ltd.	620,414		9.09%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.
(3)	Ping Chen has the sole power to direct the voting and disposition of the 1,104,742 shares held by Chen Ping Ltd. The number also includes 210,000 shares underlying options, which will have vested within 60 days hereof. The shares reflected for Chen Ping Ltd. include only shares held by such company and do not include shares underlying options or shares held by Ping Chen directly.

As of July 15, 2016, we had five shareholders of record, all of which were located outside of the United States and held an aggregate of 2,417,427 of our common shares, representing approximately 35.4% of our outstanding common shares, and one of which was located in the United States and held an aggregate of 64.6% of our common shares of our outstanding common shares. However, this U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B.	Related party transactions

a.	Purchase transactions

The Company entered into related party transactions in the fiscal years ended December 31, 2015 and 2014. The Company did not enter into any related party transactions in the fiscal years ended December 31, 2013.

The Company’s related party transactions include purchases of property, plant and equipment. These transactions were consummated at fair market price and under similar terms as those with the Company's customers and suppliers.

During the years ended December 31, 2015 and 2014, the Company entered into related party transactions as shown below:

	December 31,
	2015	2014
		(restated)
	US$	US$
Deposits for purchase of property, plant and equipment - related party	-	1,498,627
Purchases from related party	88,614	1,142,845
Purchases of intangible assets from related party	-	325,400

b.           Loan from related party–the director and CEO Ping Chen

On March 27, 2015, the Company entered into a new loan agreement with Chen Ping, who is major shareholder and the CEO of the Company, in the amount of $660,679 (RMB 4,120,000) with a floating interest rate which will be 6.96% in 2015.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Chen Ping in the amount of $3,207,180 (RMB 20,000,000) with no floating interest rate and maturity date.

On December 18, 2015, the Company repaid part of the December 2, 2015 loan in the amount of $1,603,590 (RMB 10,000,000) to Chen Ping. The remaining will be repaid as agreed between the parties.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

We have appended consolidated financial statements filed as part of this annual report. See information provided in response to Item 18 below. Export sales do not constitute a material portion of our total sales.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes. No pending or known to be contemplated legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar proceedings or involving any third party, have or are anticipated to have any significant effect on our financial position or profitability. None of the directors or members of senior management of our Company or any of its subsidiaries or affiliate companies is engaged in any materials proceeding adverse to our Company or any of its subsidiaries or affiliate companies.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our majority-owned subsidiary, BDL. Payments of dividends by BDL to our company are subject to the requirement that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business. Further, such remittances would require BDL to provide an application for remittance that includes, in addition to the application form, a foreign registration certificate, board resolution, capital verification report, audit report on profit and stock bonuses, and a tax certificate. There are no such similar foreign exchange restrictions in the British Virgin Islands.

Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since April 22, 2010 under the symbol “DHRM.” The table below shows, for the periods indicated the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2011	$7.74	$1.40
2012	$3.95	$1.26
2013	$4.85	$1.80
2014	$12.89	$2.52
2015	$4.29	$1.22

Quarterly:
2014
First quarter	$11.95	$3.88
Second quarter	$8.07	$4.75
Third quarter	$6.08	$4.96
Fourth quarter	$5.02	$2.77

2015
First quarter	$3.7609	$2.4899
Second quarter	$3.18	$2.62
Third quarter	$2.74	$1.35
Fourth quarter	$4.29	$1.22

2016
First quarter	$2.445	$1.525
Second quarter	$2.88	$1.23

Monthly:
2016
January	$2.445	$1.525
February	$2.16	$1.60
March	$1.90	$1.66
April	$2.88	$1.23
May	$2.17	$1.37
June	$1.8826	$1.4423

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our	common shares are listed on the NASDAQ Capital Market under the symbol “DHRM.”

D.	Selling shareholders

Not	applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form S-1, File no. 333-163041, filed with the SEC on November 12, 2009, as amended.

C.	Material contracts

On April 21, 2016, the Company entered into warrant repurchase agreements (the “Warrant Repurchase Agreements”) with the holders (“Holders”) of certain warrants pursuant to which the Company agreed to repurchase from the Holders the Company’s outstanding warrant to purchase in aggregate 293,880 shares of the Company’s common shares, with an exercise price of $11.86 per share (the “Warrants”). The Warrants were issued on February 21, 2014 in connection with the Company’s registered direct offering of approximately $6.7 million of common shares and warrants.

On April 28, 2016, entered into a definitive securities purchase agreement (the "SPA") with Hangzhou Liaison Interactive Information Technology Co. Ltd. ("Liaison Interactive"), a publicly listed company on the Shenzhen Stock Exchange (Trading Ticker: 002280) pursuant to which Liaison Interactive agreed to purchase 11,111,111 restricted common shares of the Company (the "Shares") for an aggregate of US$20,000,000 (the "Purchase Price"). The Purchase Price is US$1.80 per share, which represents a 35% premium to Dehaier's closing price of $1.33 on April 27, 2016.

In consideration of the payment by Liaison Interactive of the Purchase Price, Liaison Interactive and its designees will also receive warrants to purchase 1,000,000 restricted common shares of the Company at a purchase price of US$2.20 per share (the "Warrants"). The Warrants are exercisable by Liaison Interactive or its designees in whole or in part and are exercisable at any time after the Closing of the SPA.

The Shares issued to Liaison Interactive have not been and are not being registered under the 1933 Act, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder or (B) Liaison Interactive shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration. On June 6, 2016, the Company sold 620,414 of these shares to Liaison Interactive in a first closing under the SPA. On June 28, 2016, Dehaier entered into Amendment No. 1 to the SPA with Liaison Interactive. In accordance with Amendment No. 1 to SPA, the closing date is extended from June 30, 2016 to September 30, 2016.

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

New Mergers & Acquisitions Regulations and Overseas Listings

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2015, 3% of our net revenues were generated from sales denominated in currencies of U.S. dollar. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi resulted in a decrease of $591 in operating income in 2015.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2015, our outstanding short-term borrowings were $3.7 million. The interest rate of our borrowings is a fixed interest.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3 % in 2012, 2.6% in 2013, 3.3% in 2014 and 3% in 2015. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Material Modifications to the Rights of Security Holders

We have not made any material modifications to the rights of our security holders. For a description of the rights of securities holders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares”, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2015 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2015. In making this assessment, management used the 2013 COSO framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and did not identify any significant deficiencies and material weaknesses as of December 31, 2015. However, based on the fact that we do not have any full-time accounting personnel who have U.S. GAAP experience, our management has considered this as a material weakness and determined that as of December 31, 2015, the internal control over financial reporting was not effective. This annual report does not include an attestation report of the Company’s registered public accounting firm because the Company is not an accelerated or large accelerated filer and does not otherwise elect to include such an attestation report.

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

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. We have completed the transition from the 1992 COSO framework for internal controls to the 2013 COSO framework in 2015 and the 2013 COSO framework formalized the principles embedded in the original framework more explicitly incorporated business and operating environment changes over the past two decades, and which improved the framework’s ease of use and application.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the three or twelve months ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Mingwei Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Mr. Zhang and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

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

As noted in a current report on Form 6-K filed on June 17, 2016, our Audit Committee and Board of Directors appointed HHC and dismissed its prior principal accountant, Friedman LLP (“Friedman”). Friedman served as the Company’s independent registered public accounting firm for fiscal 2014 and through its dismissal. HHC was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2015. Audit services provided by HHC for fiscal 2015 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

HHC’s fees for the annual audit of our financial statements were $240,000 for fiscal 2015 and $120,000 for fiscal 2014. Friedman’s fees for the annual audit of our financial statements were $180,035 for fiscal 2015 and $145,000 for fiscal 2014.

Audit-Related Fees

The Company has not paid HHC or Friedman for audit-related services in fiscal 2015 and 2014.

Tax Fees

The Company has not paid HHC or Friedman for tax services in fiscal 2015 and 2014.

All Other Fees

The Company has not paid HHC or Friedman for any other services in fiscal 2015 and 2014.

Audit Committee Pre-Approval Policies

Before HHC was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by HHC have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2015.

Item 16F.	Change in Registrant’s Certifying Accountant.

On June 17, 2016, our Audit Committee and Board of Directors approved the appointment of HHC and the dismissal of Friedman. The decision was due to Friedman’s inability to commit to a timeline in which to complete the 2015 audit and to form an opinion based on the information provided to Friedman. Friedman’s report on the financial statements for the year ended December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the registrant's most recent fiscal year ended December 31, 2015 and preceding such dismissal, Friedman notified us that they had not received sufficient information to satisfy their audit procedures of the Company’s consolidated financial statements and, therefore, could not form an opinion due to the lack of such information. Friedman has advised us that we have not provided sufficient evidence to establish the timing and nature of write-offs and reserves related to certain accounts receivable, inventory, prepayments and other receivables, which, if investigated further, could impact the previously-issued audit report or the underlying financial statements for the year ended December 31, 2014. Other than as mentioned here, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Item 16G.	Corporate Governance.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value or (ii) resulting in a change of control of the company. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands does not require shareholder approval prior to either of the foregoing sorts of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow home BVI country rule as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Dehaier Medical Systems Limited are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit
Number	Document

1.1	Third Amended and Restated Articles of Association of the Registrant(1)

1.2	Third Amended and Restated Memorandum of Association of the Registrant(1)

2.1	Specimen Share Certificate(1)

2.2	Form of Warrant to purchase Common Shares by the Company. (2)

4.1	2009 Share Incentive Plan(1)

4.2	2013 Share Incentive Plan(3)

4.3	2014 Share Incentive Plan(4)

4.4	Warrant Repurchase Agreement(5)

4.5	Share Purchase Agreement(6)

4.6	First Amendment to Share Purchase Agreement(6)

11.1	Code of Business Conduct and Ethics(1)

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

15.1	Audit Committee Charter(9)

101.INS	XBRL Instance Document(8)

101.SCH	XBRL Taxonomy Extension Schema Document(8)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(8)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(8)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(8)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(8)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on November 29, 2013.
(4)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed on July 1, 2014.
(5)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on April 22, 2016.
(6)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on June 30, 2016.
(7)	Filed herewith.
(8)	Furnished herewith.
(9)	Incorporated by reference to the registrant’s Form 10-K, File no. 001-34661, filed on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 15th day of July, 2016.

DEHAIER MEDICAL SYSTEMS LIMITED

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: July 15, 2016

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Dehaier Medical Systems Limited and Affiliate

We have audited the accompanying consolidated balance sheets of Dehaier Medical Systems Limited and Affiliate (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2014 have been restated to give effect to the correction of accounting errors (see Note 3).

/s/ HHC

Forest Hills, New York

July 15, 2016

F-2

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014
	US$	US$
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	624,724	1,727,763
Accounts receivable, net	619,412	142,229
Other receivables, net	67,059	1,670,681
Advances to suppliers - third parties	598,095	1,603,566
Advance to supplier - related party	875,044	1,498,627
Inventories, net	3,975,114	4,083,338
Current assets held for discontinued operation	70,093	2,663,313
Total Current Assets	6,829,541	13,389,517

Property and equipment, net	2,249,185	2,694,167
Intangible assets, net	4,448,804	5,014,470
Long-term prepaid expenses	308,925	142,377
Other assets held for discontinued operation	-	1,651
Total Assets	13,836,455	21,242,182

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,541,000	2,440,500
Short-term borrowings - related party	2,175,892	-
Accounts payable	275,551	67,094
Advances from customers	42,980	61,443
Accrued expenses and other current liabilities	1,798,354	460,613
Taxes payable	114,112	134,814
Warranty obligation	11,708	134,220
Current liabilities held for discontinued operation	407,257	351,684
Total Current Liabilities	6,366,854	3,650,368

OTHER LIABILITIES
Warrants liability	162,736	553,060
Total Liabilities	6,529,590	4,203,428

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 6,194,475 and 5,808,675 shares issued and outstanding at December 31, 2015 and 2014, respectively	16,918	15,864
Additional paid in capital	19,810,905	18,719,965
Retained earnings	(16,377,900)	(6,154,770)
Accumulated other comprehensive income	2,989,116	3,400,199
Total Dehaier Medical Systems Limited shareholders' equity	6,439,039	15,981,258
Non-controlling interest	867,826	1,057,496
Total equity	7,306,865	17,038,754
Total liabilities and equity	13,836,455	21,242,182

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,
	2015	2014	2013
	US$	US$	US$
		(Restated)
Revenues	1,321,543	2,774,241	7,402,473

Costs of revenue	(1,435,955)	(1,782,407)	(4,589,404)

Gross profit (loss)	(114,412)	991,834	2,813,069

Service incomes	1,723,542	131,446	309,060
Service expenses	(1,378,829)	(34,519)	(54,761)
General and administrative expenses	(4,261,972)	(1,945,226)	(1,944,054)
Provision for doubtful accounts	(8,544)	(389,198)	-
Selling expenses	(3,046,408)	(227,304)	(519,016)

Operating income (loss)	(7,086,623)	(1,472,967)	604,298

Financial expenses	(194,685)	(174,301)	(164,074)
Other incomes	19,553	83,762	-
Other expenses	(2,770)	(22,299)	(468,676)
Change in fair value of warrants liability	390,324	2,866,171	(346,691)

Income (loss) before provision for income tax and non-controlling interest	(6,874,201)	1,280,366	(375,143)

Provision for income tax (expense) benefit	11,978	(357,726)	(522,279)

Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748

Net Income (Loss)	(10,362,335)	(25,033,872)	2,003,326

Less: net income (loss) attributable to non-controlling interest	(139,205)	(735,758)	7,705

Net income (loss) attributable to Dehaier Medical Systems Limited	(10,223,130)	(24,298,114)	1,995,621

Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748

Other comprehensive income (loss)
Foreign currency translation gain (loss)	(461,548)	(576,891)	1,028,124

Comprehensive income (loss)	(10,823,883)	(25,610,763)	3,031,450
-less comprehensive income (loss) attributable to the non-controlling interest	(189,670)	(762,777)	52,960

Comprehensive income (loss) attributable to Dehaier Medical Systems Limited	(10,634,213)	(24,847,986)	2,978,490

Earnings (loss) per share
-Basic	(1.74)	(4.41)	0.43
-Diluted	(1.73)	(4.34)	0.43

Weighted average number of common shares used in computation
-Basic	5,862,647	5,510,076	4,625,195
-Diluted	5,896,534	5,597,169	4,676,127

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF EQUITY

	Common stock		Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Non-controlling interest	Total
	Shares	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2013	4,620,000	12,618	13,500,847	16,147,723	2,967,202	1,439,906	34,068,296

Issuance of 8,000 shares upon excise of share-based awards	8,000	22	11,578	-	-	-	11,600
Issuance of 94,000 options to employees	-	-	9,761	-	-	-	9,761
Issuance of 40,000 shares to non-employee	40,000	109	145,491	-	-	-	145,600
Additional paid in capital	-	-	-	-	-	327,407	327,407
Stock based compensation	-	-	84,510	-	-	-	84,510
Foreign currency translation gain	-	-	-	-	982,869	45,255	1,028,124
Net income	-	-	-	1,995,621	-	7,705	2,003,326

Balance as of December 31, 2013	4,668,000	12,749	13,752,187	18,143,344	3,950,071	1,820,273	37,678,624

Issuance of 134,000 shares upon excise of share-based awards	134,000	366	193,934	-	-	-	194,300
Issuance of 160,000 shares to non-employee	160,000	437	643,564	-	-	-	644,001
Issuance of 734,700 shares to investors	734,700	2,006	3,366,165	-	-	-	3,368,171
Issuance shares to employees, directors and officers	111,975	306	603,502	-	-	-	603,808
Stock based compensation	-	-	160,613	-	-	-	160,613
Foreign currency translation loss (Restated)	-	-	-	-	(549,872)	(27,019)	(576,891)
Net loss (Restated)	-	-	-	(24,298,114)		(735,758)	(25,033,872)

Balance as of December 31, 2014 (Restated)	5,808,675	15,864	18,719,965	(6,154,770)	3,400,199	1,057,496	17,038,754

Issuance of 25,000 shares upon excise of share-based awards	25,000	68	36,182	-	-	-	36,250
Issuance of 12,000 shares to non-employee	12,000	33	32,307	-	-	-	32,340
Issuance of 348,800 shares to employee	348,800	953	665,255	-	-	-	666,208
Issuance of 349,000 options to employees	-	-	113,771	-	-	-	113,771
Stock based compensation	-	-	243,425	-	-	-	243,425
Foreign currency translation	-	-	-	-	(411,083)	(50,465)	(461,548)
Net loss	-	-	-	(10,223,130)	-	(139,205)	(10,362,335)

Balance as of December 31, 2015	6,194,475	16,918	19,810,905	(16,377,900)	2,989,116	867,826	7,306,865

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2015	2014	2013
	US$	US$	US$
		(Restated)
Cash flows from operating activities

Net income (loss)	(10,362,335)	(25,033,872)	2,003,326
Net income (loss) from discontinued operations	(3,500,112)	(25,956,512)	2,900,748
Net income (loss) from continuing operations	(6,862,223)	922,640	(897,422)
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	1,055,744	1,408,421	239,871
Depreciation and amortization	619,207	269,595	216,369
Change in fair value of warrants liability	(390,324)	(2,866,171)	346,691
Change in deferred tax assets	-	125,676	(2,698)
Provision for accounts receivable	10,014	35,900	-
Provision (benefit) for other receivables	(1,899)	27,200	-
Provision for advances to suppliers - third parties	429	326,098	-
Change in warranty reserve	(120,105)	(209,227)	-
Provision for inventory obsolescence	16,203	142,207	-
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(487,197)	1,743,792	2,366,023
Decrease (Increase) in advances to suppliers - third parties	1,005,042	3,751,434
Decrease (Increase) in advance to supplier - related party	623,583	(1,498,627)	(4,004,830)
Decrease (Increase) in other receivables	1,605,521	(443,285)	2,265,617
Decrease (Increase) in inventories	92,020	(3,676,810)	(171,634)
Decrease (Increase) in taxes receivable	-	372,935	(34,569)
Increase in long-term prepaid expenses	(166,548)	(142,377)
Increase (Decrease) in accounts payable	208,457	(19,710)	72,791
(Decrease) Increase in advances from customers	(18,463)	(256,504)	278,300
Increase (Decrease) in accrued expenses and other current liabilities	1,337,741	(33,961)	85,926
(Decrease) Increase in taxes payable	(20,702)	52,064	(325,464)
Net cash (used in) provided by operating activities from continuing operations	(1,493,500)	31,290	434,971
Net cash (used in) provided by operating activities from discontinued operations	(851,315)	4,106,063	(635,421)
Net cash (used in) provided by operating activities	(2,344,815)	4,137,353	(200,450)

Cash flows from investing activities
Capital expenditures and other additions	(27,861)	(2,053,039)	(8,536)
Purchases of intangible assets	-	(3,353,353)	-
Net cash used in investing activities from continuing operations	(27,861)	(5,406,392)	(8,536)
Net cash used in investing activities from discontinued operations	-	(5,791,256)	(1,122,085)
Net cash used in investing activities	(27,861)	(11,197,648)	(1,130,621)

Cash flows from financing activities
Proceeds from related party	3,867,859	-	-
Repayment of the loan from related party	(1,603,590)	-	-
Proceeds from bank loan	4,008,975	2,944,000	2,503,747
Repayments of bank loan	(4,810,770)	(2,948,700)	(2,502,457)
Capital contributed by non-controlling interest	-	-	329,576
Net proceeds from option exercises	36,250	194,300	-
Net proceeds from issuance of common stock	-	6,066,546	-
Net cash provided by financing activities	1,498,724	6,256,146	330,866

Effect of exchange rate fluctuations on cash and cash equivalents	(229,087)	(61,033)	87,820

Net decrease in cash and cash equivalents	(1,103,039)	(865,182)	(912,385)

Cash and cash equivalents at beginning of year	1,727,763	2,592,945	3,505,330

Cash and cash equivalents at end of year	624,724	1,727,763	2,592,945

Supplemental cash flow information
Income tax paid	-	188,695	688,219
Interest paid	196,220	176,231	159,482
Uncollected option exercise proceeds recorded as other receivable	-	-	11,600

The accompanying notes are an integral part of these consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Dehaier Medical Systems Limited (“Dehaier” or the “Company”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. Dehaier distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary Beijing Dehaier Medical Technology Co. Limited (“BDL”) and its affiliate Beijing Dehaier Technology Limited (“BTL”). On November 9, 2011, Dehaier established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016. The results of operations of the discontinued traditional medical device business are reflected in the Company’s consolidated financial statements as discontinued operations. Dehaier, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, Color Dopller Imaging Machine and laryngoscope. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including ventilator, Color Dopller Imaging Machine, laryngoscope, sleep apnea machines and other medical equipment accessories.

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from Beijing Dehaier Technology Co., Ltd. (“BTL”). The Company now holds 100% of the equity interest of BDL. This change reflects BTL’s reduced reliance on business with BDL in providing repair and maintenance services.

On February 1, 2016, the Company set up a wholly owned subsidiary, Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), in Beijing, for its future business development at the portable health device market. The relevant legal procedures to establish CWHT were completed on June 20, 2016.

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

On December 13, 2013, an additional capital of RMB 2,000,000 (approximately $327,400) was contributed to BTL by its shareholders.

The carrying amount and classification of BTL’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Total current assets held for continuing operation	768,448	286,222
Total current assets held for discontinued operation	36,337	88,728
Total assets held for continuing operation	1,281,521	1,052,659
Total assets held for discontinued operation	36,337	88,728
Total current liabilities held for continuing operation	264,235	38,554
Total current liabilities held for discontinued operation	185,796	45,339
Total liabilities held for continuing operation	264,235	38,554
Total liabilities held for discontinued operation	185,796	45,339
Total revenue held for continuing operation	583,242	-
Total revenue held for discontinued operation	56,630	403,992
Net loss held for continuing operation	(163,353)	(47,196)
Net income (loss) held for discontinued operation	24,148	(688,562)

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year balances were reclassified to conform to the current year's presentation with consideration of reflecting the Company’s traditional medical device business as discontinued operations. None of these reclassifications had an impact on reported financial position or cash flows for any of the periods presented.

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

Accounts Receivable, net

Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Management has determined that an allowance of $80,163 and $74,476 from the continuing operations was appropriate at December 31, 2015 and 2014, respectively. Management has determined that an allowance of $8,833,017 and $12,464,175 from the discontinued operations was appropriate at December 31, 2015 and 2014, respectively.

Other Receivables, net

Other receivables primarily include advances to employees and deposits to service providers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. Management has determined that an allowance of $622,673 and $625,935 from the continuing operations was appropriate at December 31, 2015 and 2014. Management has determined that an allowance of $1,701,264 and $1,797,835 from the discontinued operations was appropriate at December 31, 2015 and 2014.

Advances to Suppliers, net

The Company, as is the common practice in the PRC, often makes advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. Management has determined that an allowance of advances to suppliers – third parties in the amount of $96,496 and $326,098 from the continuing operations was appropriate at December 31, 2015 and 2014. Management has determined that an allowance of advances to suppliers – third parties in the amount of $4,157,647 and $8,571,652 from the discontinued operations was appropriate at December 31, 2015 and 2014. As of December 31, 2015 and 2014, the Company has not experienced impairment losses on prepayment to related parties.

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

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the warrants was determined using the Black Scholes Model, with level 2 inputs (See Note 15).

If the sum of the expected undiscounted cash flows of the long-lived assets is less than the carrying amount of the long-lived assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices, with level 3 inputs. Management used historical selling prices and a discount rate of 6.5% based on the Company’s average borrowing rate to present value its future cash flows (See Note 8).

Inventories

Inventories are stated at the lower of cost or market and consist of assembled and unassembled parts relating to medical devices. The Company reviews its inventory annually for possible obsolete goods and to determine if any reserves are necessary. The reserve for obsolescence from the continuing operation was $34,089 and $35,992 at December 31, 2015 and 2014. The reserve for obsolescence from the discontinued operations was $967,363 and $1,065,196 at December 31, 2015 and 2014.

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

Impairment of Long-Lived Assets

The Company reviews the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Due to the Company’s discontinued operation plan, the long-lived assets had been classified into continuing and discontinued assets according to the product lines. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Management has determined that the impairment existed at the balance sheet dates for the Company’s intangible assets in the amount of $1,495,353.07 and $1,578,806 from the discontinued operations at December 31, 2015 and 2014, respectively. Management has determined that the impairment existed at the balance sheet dates for the Company’s property and equipment in the amount of $1,050,869 and $1,977,848 from the discontinued operations as at December 31, 2015 and 2014, respectively.

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

For all service incomes, the Company recognizes the revenues upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

In the PRC, value added tax (VAT) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Cost of Revenues

Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, impairment loss, and other expenses associated with the assembly and distribution of products.

Service Income and Expense

Service income and expense represent activities related to repair services provided to the customers by BTL, and the commission fee from customers.

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

Warranty Costs

The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, the Company may revise its estimated product warranty liability. The term of the product warranty is generally twelve months. The reserve for warranty costs from the continuing operations was $8,174 and $47,046 at December 31, 2015 and 2014, respectively. The reserve for warranty costs from the discontinuing operations was $3,534 and $87,174 at December 31, 2015 and 2014, respectively. Warranty expense from the continuing operations for the years ended December 31, 2015, 2014 and 2013 was $12,274, $2,728 and $25,447, respectively. Warranty expense from the discontinuing operations for the years ended December 31, 2015, 2014 and 2013 was $5,118, $14,268 and $32,515, respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development costs from the continuing operations were $1,918,446, $100,199 and $484,770 for the years ended December 31, 2015, 2014 and 2013, respectively. Research and development costs from the discontinuing operations were $580,216, $515,135 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Value Added Tax

The Company reports revenues, net of PRC’s value added tax, for all the periods presented in the consolidated statements of income and comprehensive income.

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

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence. Based on management’s estimate, it is more likely than not that all of the deferred tax assets will not be realized. Therefore, valuation allowance has been provided in the amount of $605,837, $407,539 and $0 as of December 31, 2015, 2014 and 2013.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company had filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers during the years ended December 31, 2013, 2014 and 2015. All the potential VAT liabilities on these VAT returns occurred in current period were also accrued as incurred and included in the accompanying consolidated financial statements.

The implementation of ASC 740-10 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2015, 2014 and 2013, the Company did not incur any interest or penalties.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax.

Liquidity and Going Concern

The sleep respiratory business is the focus of the company's future business. The following event indicates that Dehaier can continue to operate as a going concern.

a.	Dehaier has entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Hangzhou Liaison Interactive”), a publicly listed company on the Shenzhen Stock Exchange (ticker:002280) pursuant to which Hangzhou Liaison Interactive has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to company’s closing price of $1.33 on April 27, 2016. The Company already completed the first closing by selling 620,414 shares of these shares to Hangzhou Liaison Interactive under the SPA and expects to close the deal before September 30, 2016.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b.	Loan agreement with Mr. Ping Chen

On December 2, 2015, the Company entered into a new interest-free loan agreement with Mr. Ping Chen, the CEO and major shareholder of the Company, in the amount of $3,120,000 (RMB 20,000,000) with no floating interest rate or maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,543,000 (RMB 10,000,000). The remaining portion of the loan will be repaid as agreed between the parties.

c.	Loan agreement with Nanjing Bank Company Limited (Beijing Branch)

On December 18, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,541,000 (RMB 10,000,000) with a floating interest rate which will be 7.2% in 2016. The loan is due on December 18, 2016. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by two shareholders of the Company.

d.	Earnings forecasting for the future six years

The sleep respiratory business is the focus of the company's future business. Our forecast projection was mainly based on the financial results each month in 2015 as well as our company’s future plans and developments in the operation. The forecast projections are based on actual contracts that reflect the company’s operating activities, internal operating targets and budgets. Our forecasting revenue sources from our sleep respiratory business are from the sales of ventilator, three-level hospital, private medical center, insurance Company. We believe the net income from the sleep respiratory business can sustain our future business development.

Based on the above analysis, the Company's management believes that the basis for the preparation of the 2015 annual financial statements based on the continuing operation assumption is reasonable.

Recently Issued Accounting Standards

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

In July 2015, the FASB issued ASU No. 2015-11, an amendment to Topic 330 for simplifying the measurement of inventory. The update requires that inventory be measured at the lower of cost and net realizable value where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendment is intended to provide clarification on the measurement and disclosure of inventory in Topic 330 and not intended for those clarifications to result in any changes in practice. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted for all entities and should be applied prospectively. The Company does not expect the adoption of ASU 2015-11 to have material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, to defer the effective date of ASC 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASC 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods with annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within a twelve month or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-03, “Intangibles-Goodwill and Other (Topic 350); Business Combinations (Topic 805); Consolidation (Topic 810); Derivatives and Hedging (Topic 815): Effective Date and Transition Guidance”. The amendments in this ASU make the guidance in ASUs 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a prefer ability assessment the first time they elect the accounting alternatives within the scope of this ASU. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this ASU also extend the transition guidance in ASUs 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this ASU extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two ASUs. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March, 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

In April 2016, the FASB issued ASU 2016- 10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting”, The amendments rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016 Emerging Issues Task Force (EITF) meeting. Specifically, registrants should not rely on the following SEC Staff Observer comments upon adoption of Topic 606: 1) Revenue and Expense Recognition for Freight Services in Process, which is codified in paragraph 605-20-S99-2; 2) Accounting for Shipping and Handling Fees and Costs, which is codified in paragraph 605-45-S99-1; 3) Accounting for Consideration Given by a Vendor to a Customer (including Reseller of the Vendor's Products), which is codified in paragraph 605-50-S99-1; 4) Accounting for Gas-Balancing Arrangements (i.e., use of the "entitlements method"), which is codified in paragraph 932-10-S99-5, which is effective upon adoption of ASU 2014-09. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients". The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	RESTATEMENT OF FINANCIAL STATEMENTS

On February 22, 2016, the Company’s management along with the Company’s Board of Directors agreed to focus the Company’s business interests on new mobile medical devices, and decided to discontinue their traditional medical device business interest. The traditional medical device line of business included assembly and sales of X-ray machines, anesthesia machines, monitoring devices, general medical products, and oxygen generators. The mobile medical device business will focus on the development of the Company’s remaining product line, inclusive of products such as the second generation ventilator, general medical products (such as laryngoscope), compressor products, sleep respiratory products, and wireless medical devices.

As part of their decision to discontinue its traditional medical device business, the Company reevaluated its prior beliefs and estimates about certain assets as of 2014. The Board of Directors concluded that the audited consolidated financial statements for the year ended December 31, 2014 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission on April 30, 2015, should no longer be relied upon due to an understatement of bad debt allowances for accounts receivable and other receivables, an overstatement of prepayments and carrying value of long-lived assets and an inadequate reserve on inventory. As a result, management determined that a fair presentation of the Company’s financial statements in light of the 2016 decision to classify traditional medical device operations as discontinued required the Company to increase bad debt allowances for accounts receivable and other receivables, to write down some prepayments, to place increased reserve on inventory due to obsolescence, and to write down the carrying value of long-lived assets to the fair value less disposal cost. These error corrections will be presented as restatements, in addition to presenting the traditional medical device business as a discontinued operation, as determined by the Company’s management and Board of Directors. The effects of the restatement were as follows:

	As of December 31,
	2014		2014
	As Previously Reported	Effect of Restatement	Restated
	US$	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,727,763	-	1,727,763
Accounts receivable, net	169,765	(27,536)	142,229
Other receivables, net	1,693,466	(22,785)	1,670,681
Advances to suppliers - third parties	1,929,663	(326,097)	1,603,566
Advance to supplier - related party	-	1,498,627	1,498,627
Inventories, net	4,119,330	(35,992)	4,083,338
Tax receivable	138,986	(138,986)	-
Deferred tax asset	407,539	(407,539)	-
Current assets held for discontinued operation	20,908,018	(18,244,705)	2,663,313
Total Current Assets	31,094,530	(17,705,013)	13,389,517

Deposits for purchase of property, plant and equipment-related party	1,498,627	(1,498,627)	-
Property and equipment, net	2,694,167	-	2,694,167
Intangible assets, net	5,014,470	-	5,014,470
Long-term prepaid expenses	-	142,377	142,377
Other assets held for discontinued operation	6,643,480	(6,641,829)	1,651
Total Assets	46,945,274	(25,703,092)	21,242,182

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,440,500	-	2,440,500
Accounts payable	67,094	-	67,094
Advances from customers	61,443	-	61,443
Accrued expenses and other current liabilities	477,387	(16,774)	460,613
Taxes payable	134,814	-	134,814
Warranty obligation	134,220	-	134,220
Current liabilities held for discontinued operation	362,791	(11,107)	351,684
Total Current Liabilities	3,678,249	(27,881)	3,650,368

OTHER LIABILITIES
Warrants liability	553,060	-	553,060
Total Liabilities	4,231,309	(27,881)	4,203,428

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 6,194,475 and 5,808,675 shares issued and outstanding at December 31, 2015 and 2014, respectively	15,864	-	15,864
Additional paid in capital	18,719,965	-	18,719,965
Retained earnings	19,142,337	(25,297,107)	(6,154,770)
Accumulated other comprehensive income	3,382,707	17,492	3,400,199
Total Dehaier Medical Systems Limited shareholders' equity	41,260,873	(25,279,615)	15,981,258
Non-controlling interest	1,453,092	(395,596)	1,057,496
Total equity	42,713,965	(25,675,211)	17,038,754
Total liabilities and equity	46,945,274	(25,703,092)	21,242,182

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)

	For the Years Ended
	December 31,
	2014		2014
	As Previously Reported	Effect of Restatement	Restated
	US$	US$	US$

Revenues	2,774,241	-	2,774,241

Costs of revenue	(1,746,399)	(36,008)	(1,782,407)

Gross profit	1,027,842	(36,008)	991,834

Service incomes	131,446	-	131,446
Service expenses	(34,519)	-	(34,519)
General and administrative expenses	(1,945,226)	-	(1,945,226)
Provision for doubtful accounts	(8,351)	(380,847)	(389,198)
Selling expenses	(227,304)	-	(227,304)

Operating loss	(1,056,112)	(416,855)	(1,472,967)

Financial expenses	(195,965)	21,664	(174,301)
Other incomes	83,762	-	83,762
Other expenses	-	(22,299)	(22,299)
Loss on disposal of equipment	(635)	635	-
Change in fair value of warrants liability	2,866,171	-	2,866,171

Income before provision for income tax and non-controlling interest	1,697,221	(416,855)	1,280,366

Provision for income tax (expense) benefit	49,991	(407,717)	(357,726)

Net income from continuing operations	1,747,212	(824,572)	922,640

Net income (loss) from discontinuing operations	(1,088,208)	(24,868,304)	(25,956,512)

Net Income (Loss)	659,004	(25,692,876)	(25,033,872)

Less: net loss attributable to non-controlling interest	(339,989)	(395,769)	(735,758)

Net income (loss) attributable to Dehaier Medical Systems Limited	998,993	(25,297,107)	(24,298,114)

Net income from continuing operations	1,747,212	(824,572)	922,640

Net income (loss) from discontinuing operations	(1,088,208)	(24,868,304)	(25,956,512)

Other comprehensive income (loss)
Foreign currency translation loss	(592,421)	15,530	(576,891)

Comprehensive income (loss)	66,583	(25,677,346)	(25,610,763)
-less comprehensive loss attributable to the non-controlling interest	(340,194)	(422,583)	(762,777)

Comprehensive income (loss) attributable to Dehaier Medical Systems Limited	406,777	(25,254,763)	(24,847,986)

Earnings (loss) per share
-Basic	0.18	(4.59)	(4.41)
-Diluted	0.18	(4.52)	(4.34)

Weighted average number of common shares used in computation
-Basic	5,510,076	-	5,510,076
-Diluted	5,597,169	-	5,597,169

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)

	For the years ended
	December 31,
	2014		2014
	As Previously Reported	Effect of Restatement	Restated
	US$	US$	US$

Cash flows from operating activities

Net income (loss)	659,004	(25,692,876)	(25,033,872)
Net income (loss) from discontinued operations	(1,088,208)	(24,868,304)	(25,956,512)
Net income from continuing operations	1,747,212	(824,572)	922,640
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	1,408,421	-	1,408,421
Depreciation and amortization	269,595	-	269,595
Change in fair value of warrants liability	(2,866,171)	-	(2,866,171)
Change in deferred tax assets	(282,041)	407,717	125,676
Provision for accounts receivable	8,351	27,549	35,900
Provision for other receivables	-	27,200	27,200
Provision for advances to suppliers - third parties	-	326,098	326,098
Change in warranty reserve	(209,227)	-	(209,227)
Provision for inventory obsolescence	106,199	36,008	142,207
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	1,743,792	-	1,743,792
Decrease in advances to suppliers - third parties	3,751,434	-	3,751,434
Increase in advance to supplier - related party	(1,498,627)	-	(1,498,627)
Increase in other receivables	(443,285)	-	(443,285)
Increase in inventories	(3,676,810)	-	(3,676,810)
Decrease in taxes receivable	372,935	-	372,935
Increase in long-term prepaid expenses	(142,377)	-	(142,377)
Decrease in accounts payable	(19,710)	-	(19,710)
Decrease in advances from customers	(256,504)	-	(256,504)
Decrease in accrued expenses and other current liabilities	(33,961)	-	(33,961)
Increase in taxes payable	52,064	-	52,064
Net cash (used in) provided by operating activities from continuing operations	31,290	-	31,290
Net cash provided by operating activities from discontinued operations	4,106,063	-	4,106,063
Net cash provided by (used in) operating activities	4,137,353	-	4,137,353

Cash flows from investing activities
Capital expenditures and other additions	(2,053,039)	-	(2,053,039)
Purchases of intangible assets	(3,353,353)	-	(3,353,353)
Net cash used in investing activities from continuing operations	(5,406,392)	-	(5,406,392)
Net cash used in investing activities from discontinued operations	(5,791,256)	-	(5,791,256)
Net cash used in investing activities	(11,197,648)	-	(11,197,648)

Cash flows from financing activities
Proceeds from bank loan	2,944,000	-	2,944,000
Repayments of bank loan	(2,948,700)	-	(2,948,700)
Net proceeds from option exercises	194,300	-	194,300
Net proceeds from issuance of common stock	6,066,546	-	6,066,546
Net cash provided by financing activities	6,256,146	-	6,256,146

Effect of exchange rate fluctuations on cash and cash equivalents	(61,033)	-	(61,033)

Net decrease in cash and cash equivalents	(865,182)	-	(865,182)

Cash and cash equivalents at beginning of year	2,592,945	-	2,592,945

Cash and cash equivalents at end of year	1,727,763	-	1,727,763

Supplemental cash flow information
Income tax paid	188,695	-	188,695
Interest paid	176,231	-	176,231

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable from the continuing operation consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Accounts receivable	9,569,468	13,425,508
Less: allowance for doubtful accounts	(8,913,180)	(12,538,651)
Net accounts receivable	656,288	886,857
Less: accounts receivable, net, held for discontinued operations	(36,876)	(744,628)
Accounts receivable, net, held for continuing operations	619,412	142,229

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Beginning balance	12,538,651	935,865
Addition	164,039	11,621,912
Less: write-off	(3,247,077)	-
Exchange rate effect	(542,433)	(19,126)
Ending balance	8,913,180	12,538,651
Less: balance held for discontinued operations	(8,833,017)	(12,464,175)
Ending balance held for continuing operations	80,163	74,476

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	OTHER RECEIVABLES, NET

Other receivables from the continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Contract deposits	1,700,339	1,814,105
Loan to third party	-	1,562,700
Advances to employees	9,234	16,842
Others	681,423	769,154
Other receivables	2,390,996	4,162,801
Less: allowance for doubtful accounts	(2,323,937)	(2,423,770)
Net other receivables	67,059	1,739,031
Less: other receivables, net, held for discontinued operations	-	(68,350)
Other receivables, net, held for continuing operations	67,059	1,670,681

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Beginning balance	2,423,770	598,747
Addition	151,376	1,825,820
Less: write-off	(157,208)	-
Exchange rate effect	(94,001)	(797)
Ending balance	2,323,937	2,423,770
Less: balance held for discontinued operations	(1,701,264)	(1,797,835)
Ending balance held for continuing operations	622,673	625,935

6.	ADVANCES TO SUPPLIERS – THIRD PARTIES, NET

Advance to suppliers – third parties from continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Advances to suppliers - third parties	4,885,455	10,739,923
Less: allowance for doubtful accounts	(4,254,143)	(8,897,750)
Total advances to suppliers - third parties	631,312	1,842,173
Less: advances to suppliers - third parties held for discontinued operations	(33,217)	(238,607)
Advances to suppliers - third party held for continuing operations	598,095	1,603,566

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	ADVANCES TO SUPPLIERS – THIRD PARTIES, NET (CONTINUED)

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Beginning balance	8,897,750	-
Addition	311,420	8,901,490
Less: write-off	(4,662,795)	-
Exchange rate effect	(292,232)	(3,740)
Ending balance	4,254,143	8,897,750
Less: balance held for discontinued operations	(4,157,647)	(8,571,652)
Ending balance held for continuing operations	96,496	326,098

Advance to supplier – related party from continuing operations consists of the following:

	December 31,
	2015	2014
	US$	US$
Advance to supplier - related party	875,044	1,498,627
Less: allowance for doubtful accounts	-	-
Total advance to supplier - related party	875,044	1,498,627
Less: advance to supplier - related party held for discontinued operations	-	-
Advance to supplier - related party held for continuing operations	875,044	1,498,627

7.	INVENTORIES

Inventories from the continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Inventories	4,976,566	6,796,254
Less: provision for slow moving inventories	(1,001,452)	(1,101,188)
Net inventories	3,975,114	5,695,066
Less: inventories, net, held for discontinued operations	-	(1,611,728)
Inventories, net, held for continuing operations	3,975,114	4,083,338

Movement of provision for slow moving inventories is as follows:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Beginning balance	1,101,188	53,281
Addition	1,934,836	1,049,165
Less: write-off	(1,978,052)	-
Exchange rate effect	(56,520)	(1,258)
Ending balance	1,001,452	1,101,188
Less: balance held for discontinued operations	(967,363)	(1,065,196)
Ending balance held for continuing operations	34,089	35,992

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment from continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Buildings	1,311,422	1,384,609
Land use rights	299,570	316,289
Plant and machinery	2,936,103	5,114,148
Automobiles	147,720	193,930
Office and computer equipment	238,647	447,619
Total property and equipment	4,933,462	7,456,595

Less: Accumulated depreciation and amortization	(1,633,408)	(2,782,929)
Impairment of long-lived assets	(1,050,869)	(1,977,848)
Property and equipment, net	2,249,185	2,695,818
Less: property and equipment, net, held for discontinued operations	-	(1,651)
Property and equipment, net, held for continuing operations	2,249,185	2,694,167

At December 31, 2015 and 2014, BTL’s building was pledged to a bank as collateral for the Company’s short-term borrowings of RMB 10,000,000 ($1,541,000) and RMB 15,000,000 ($2,440,500), respectively (see Note 9).

Depreciation and amortization expense from the continuing operations were $306,386, $165,532 and $116,017 for the years ended December 31, 2015, 2014 and 2013, respectively. Depreciation and amortization expense from the discontinuing operations were $0, $329,068 and $360,020 for the years ended December 31, 2015, 2014 and 2013, respectively. Impairment loss from the discontinuing operations was $0 and $1,978,711 for the years ended December 31, 2015 and 2014, respectively.

Land Use Rights

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The value of the Company’s land use rights is reported at the purchase price of RMB 1,944,000 in 2002.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	INTANGIBLE ASSETS, NET

Intangible assets from continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Software Copyright	3,754,861	3,964,412
Patent and others	2,847,940	3,006,878
Total intangible assets	6,602,801	6,971,290

Less: Accumulated and amortization	(658,644)	(378,014)
Impairment loss	(1,495,353)	(1,578,806)
Intangible assets, net	4,448,804	5,014,470
Less: intangible assets, net, held for discontinued operations	-	-
Intangible assets, net, held for continuing operations	4,448,804	5,014,470

Amortization expense from the continuing operations was $312,821, $104,063 and $100,352 for the years ended December 31, 2015, 2014 and 2013, respectively. Amortization expense from the discontinuing operations was $0, $47,610 and $43,501 for the years ended December 31, 2015, 2014 and 2013, respectively. Impairment loss from the discontinuing operations was $0 and $1,579,495 for the years ended December 31, 2015 and 2014, respectively. Annual future amortization expense at December 31 as follows:

US$
2016	386,540
2017	383,447
2018	381,238
2019	381,238
2020	381,238
2021 and thereafter	2,535,103
4,448,804

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	SHORT-TERM BORROWINGS

The Company has a line of credit for $1,541,000 and 2,440,500 with Nanjing Bank Company Limited (Beijing Branch) to finance its working capital as of December 31, 2015 and 2014. The credit line bears interest at a floating interest rate which will be approximately 7.2% in 2016 and is renewed annually. Average interest rates for the years ended December 31, 2015, 2014 and 2013 were 7.20%, 7.50% and 6.30%, respectively. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 7) and guaranteed by BDL and two shareholders of the Company.

On January 28, 2015, the Company repaid the loan in the amount of $1,603,590 (RMB 10,000,000) with Nanjing Bank Company Limited (Beijing Branch). On March 7, 2015, the Company repaid the loan in the amount of $801,795 (RMB 5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

On March 3, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $2,405,385 (RMB 15,000,000) with a floating interest rate which will be 7.811% in 2015. The loan is due on March 3, 2016 and had been early repaid on December 2, 2015. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by two shareholders of the Company.

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen, who is the CEO and a major shareholder of the Company, in the amount of $660,679 (RMB 4,120,000) with a floating interest rate which was 6.96% in 2015. The loan is due on March 27, 2016 and had been renewed with a new repayment date at March 27, 2017.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Ping Chen in the amount of $3,207,180 (RMB 20,000,000) with no floating interest rate and maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB 10,000,000). The remaining will be repaid as agreed between the parties.

On December 18, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,603,590 (RMB 10,000,000) with a floating interest rate which will be 7.2% in 2016. The loan is due on December 18, 2016. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by two shareholders of the Company.

Interest expense on short-term borrowings amounted to $196,220, $176,160 and $159,483 for the years ended December 31, 2015, 2014 and 2013, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities from continuing operations consist of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Accrued salaries and social welfare	94,037	116,557
Accrued expenses	1,541,415	233,339
Reimbursed employee's expense	79,363	29,848
Deposits from customer	113,834	94,181
Others	155,501	32,031
Accrued expenses and other current liabilities	1,984,150	505,956
Less: Accrued expenses and other current liabilities from discontinued operations	(185,796)	(45,343)
Accrued expenses and other current liabilities from continuing operations	1,798,354	460,613

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXES PAYABLE

Taxes payable consist of the following:

	December 31,
	2015	2014
	US$	US$
Value added tax	11,896	10,978
Enterprise income tax	97,299	114,881
Employee withholding taxes	3,727	3,759
City construction tax	595	2,598
Other levies	595	2,598
	114,112	134,814

13.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	December 31,
	2015	2014
	US$	US$
		(Restated)
Paid-in capital	713,787	713,787
Retained earnings (accumulated deficit)	(112,365)	26,840
Accumulated other comprehensive income	266,404	316,869
	867,826	1,057,496

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through October 2016. Approximate future minimum lease payments under these leases at December 31, 2015 are $11,090 for the twelve months ending December 31, 2016.

Rent expense for the years ended December 31, 2015, 2014 and 2013 was $111,552, $94,590 and $136,784, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $462,015 and $457,842 as of December 31, 2015 and 2014, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

15.	EQUITY

Common Shares

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

On January 20, 2015, Dehaier issued 25,000 ordinary shares to individuals upon exercises of share-based awards.

On February 26, 2015, Dehaier issued 12,000 ordinary shares to independent consultants in connection with investment relationship advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $32,340.

On July 29, 2015, Dehaier issued 348,800 ordinary shares to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $666,208.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	EQUITY (CONTINUED)

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

Since Dehaier is a British Virgin Islands company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of December 31, 2015, BDL’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. For the years ended December 31, 2015, 2014 and 2013, statutory surplus reserve activity was as follows:

	December 31,
	2015	2014	2013
	US$	US$	US$

● Balance – beginning of year	76,260	76,260	75,489
● Addition to statutory reserves	-	-	771
● Balance – end of year	76,260	76,260	76,260

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Chen Ping, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018. On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 131,000 of the Company’s common shares at an exercise price of $5.31 per share to Chen Ping. The options vest in equal annual installments over the five years of the agreement ending August 20, 2019. On August 7, 2015, the Company entered into two-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 349,000 options at an exercise price of $1.64 per share. The options vest in equal annual installments over the two years of the agreements ending August 7, 2017. As of December 31, 2015, 581,200 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

				Grant Date
Expected	Expected	Dividend	Risk Free	Fair Value
Terms (years)	Volatility	Yield	Interest Rate	Per share
5-5.75	126% - 228%	0%	0.73% - 1.65%	$1.22 - $5.15

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

		Weighted average	Aggregate
Stock options	Shares	exercise price	intrinsic value
Outstanding as of December 31, 2013	442,000	$1.63	$994,160
Granted	131,000
Forfeited	(31,000)
Exercised	(134,000)
Outstanding as of December 31, 2014	408,000	$2.89	$(63,320)
Granted	349,000
Forfeited	(12,000)
Exercised	(25,000)
Outstanding as of December 31, 2015	720,000	$2.36	$(68,670)

Following is a summary of the status of options outstanding and exercisable at December 31, 2015:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life (years)	Average exercise price	Number	Average remaining contractual life (years)
$1.45	146,000	1.00	$1.45	87,000	1.00

$2.3	94,000	2.77	$2.3	37,600	2.77

$5.31	131,000	3.64	$5.31	26,200	3.64

$1.64	349,000	1.60	$1.64	-	1.6

For the years ended December 31, 2015, 2014 and 2013, the Company recognized $357,196, $160,613 and $94,271, respectively, as compensation expense under its stock option plan.

16.	WARRANTS

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

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16.	WARRANTS (CONTINUED)

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

There were a total of 551,380 warrants issued and outstanding as of December 31, 2015. All the warrants issued to “A&S” have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years. All the warrants granted to Hawk have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years. All the warrants granted to FirsTrust have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years. All the warrants granted to the certain institutional investors have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years. All the warrants granted to FT Global Capital, Inc. have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years.

The fair value of the outstanding warrants at December 31, 2015 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	2.2619
Exercise price (USD/share)	$4.00-$11.86
Risk free rate	0.66%-0.91%
Dividend yield	-
Expected term/Contractual life (years)	1.02-1.64
Expected volatility	94.85%-110.13%

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	WARRANTS (CONTINUED)

The following table sets forth by level within the fair value hierarchy of our financial assets and liabilities that was accounted for at fair value on a recurring basis as of December 31, 2015 and 2014:

	Carrying Value at	Fair Value Measurement at
	December 31,2015	December 31, 2015
		Level 1	Level 2	Level 3
Warrants liability	$162,736	$-	$162,736	$-

	Carrying Value at	Fair Value Measurement at
	December 31,2014	December 31, 2014
		Level 1	Level 2	Level 3
Warrants liability	$553,060	$-	$553,060	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	December 31,
	2015	2014	2013
	US$	US$	US$
Beginning balance	553,060	720,857	374,166
Warrants issued	-	2,698,374	-
Fair value change of the issued warrants included in earnings	(390,324)	(2,866,171)	346,691
Ending balance	162,736	553,060	720,857

Following is a summary of the warrants activity:

		Weighted Average	Weighted Average Remaining
	Number	Exercise Price	Contractual Life
Outstanding as of December 31, 2013	257,500	$7.66	1.97
Granted	293,880
Forfeited	-
Exercised	-
Outstanding as of December 31, 2014	551,380	$9.90	1.86
Granted	-
Forfeited	-
Exercised	-
Outstanding as of December 31, 2015	551,380	$9.86	1.49

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the basic and diluted earnings (loss) per share computation for the years ended December 31, 2015, 2014 and 2013:

	Year ended
	December 31,
	2015	2014	2013
		(Restated)
Basic earnings (loss) per share
Net income (loss) available to the company’s common shareholders	$(10,223,130)	$(24,298,114)	$1,995,621
Weighted average shares outstanding - Basic	5,862,647	5,510,076	4,625,195
Earnings (loss) per share - Basic	$(1.74)	$(4.41)	$0.43

Diluted earnings (loss) per share
Net income (loss) available to the company’s common shareholders	$(10,223,130)	$(24,298,114)	$1,995,621
Weighted average shares outstanding - Basic	5,862,647	5,510,076	4,625,195
Options and warrants	33,887	87,093	50,932
Weighted shares outstanding - Diluted	5,896,534	5,597,169	4,676,127
Earnings (loss) per share - Diluted	$(1.73)	$(4.34)	$0.43

For the years ended December 31, 2015, 2014 and 2013, 33,887 shares of 732,000, 56,838 shares of 277,000, 50,932 shares of 348,000 stock options were exercisable and included in the diluted EPS calculation. As of December 31, 2015, 0 shares out of 551,380 warrants were included in diluted EPS calculation. As of December 31, 2014, 30,255 shares out of 551,380 warrants were included in diluted EPS calculation. As of December 31, 2013, none of warrants issued by the Company were included in diluted EPS calculation due to anti-dilution.

18.	INCOME TAXES

British Virgin Islands

Dehaier is a tax-exempt company incorporated in the British Virgin Islands. BDL and BTL were incorporated in the PRC and are governed by the PRC laws.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INCOME TAXES (CONTINUED)

PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009, 2012 and 2015, BDL updated its certification for “high technology” company. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2015, 2014 and 2013.

The tax rate for BTL is 25% in 2015, 2014 and 2013.

Provision (benefit) for income taxes consists of:

	Year Ended December 31
	2015	2014	2013
	US$	US$	US$
		(Restated)
Current income taxes benefit (provision)	11,978	(233,884)	(524,977)
Deferred income taxes benefit (provision)		(123,842)	2,698
Total benefit (provision) for income taxes	11,978	(357,726)	(522,279)

Deferred taxes assets

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. Due to the Company’s strategic restructuring and the downscaled and discontinued part of our product lines, it is more likely that the Company will not realize 100% of the deferred tax assets. Management therefore decided to provide part of the valuation allowance for the deferred tax assets. The valuation allowance - as of December 31, 2015 and 2014 was $605,837 and $407,539. Temporary differences represent tax and book differences in various items, such as receivable allowances, inventory allowances, impairments on fixed assets and deferred lease income.

The following table reconciles the valuation allowance for the year ended December 31, 2015 and 2014, which consisted of the following:

	Year ended December 31,
	2015	2014
	US$	US$
		(Restated)
Beginning balance	407,539	-
Additions	198,298	407,539
Ending balance	605,837	407,539

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of December 31, 2015, 2014 and 2013, Breathcare was inactive and generated no revenue.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	RELATED PARTY TRANSACTIONS AND BALANCE

For the year ended December 31, 2015, the Company purchased $565,208 of medical air compressor from HuNan Zhong Yi High-tech Development Co., Ltd. (“Zhong Yi”) which is partially owned by the CEO of the Company. As of December 31, 2015 and 2014, $875,044 and $1,498,627 was advanced to Zhong Yi for raw materials purchases, respectively.

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen, who is the CEO and a major shareholder of the Company, in the amount of $660,679 (RMB 4,120,000) with a floating interest rate which will be 6.96% in 2016. The loan was due on March 27, 2016 and renewed the repayment date to March 27, 2017.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Ping Chen in the amount of $3,207,180 (RMB 20,000,000) with no floating interest rate and maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB 10,000,000). The remaining will be repaid as agreed between the parties.

For the year ended December 31, 2014, the Company purchased $1,142,845 of sleep respiratory systems and $325,400 of telemedicine management system software from HuNan Zhong Yi High-tech Development Co., LTD which is partially owned by CEO. As of December 31, 2014 and 2013, $1,498,627 and nil was advanced to the related party for raw materials purchases, respectively.

20.	SUBSIDY INCOME

For the year ended December 31, 2015, the Company has not received any subsidy income. For the year ended December 31, 2014, the Company received approximately $1,253 (RMB 7,700) from the local government in China as subsidy income.

21.	CONCENTRATIONS

Major Customers

For the years ended December 31, 2015, 2014 and 2013, approximately 37%, 6% and 24% of the Company’s total revenues were received from two customers for continued operation. For the years ended December 31, 2015, 2014 and 2013, approximately 7%, 11% and 11% of the Company’s total revenues were received from two customers for discontinued operation.

Major Suppliers

For the years ended December 31, 2015, 2014 and 2013, purchases from three suppliers for continued operation were approximately 67%, 28% and 42% of the total purchase, respectively. For the years ended December 31, 2015, 2014 and 2013, purchases from three suppliers for discontinued operation were approximately 9%, 55% and 51% of the total purchase, respectively.

Revenues

For the years ended December 31, 2015, 2014 and 2013, the Company’s top three selling products accounted, in the aggregate, for approximately 72%, 74% and 67%, respectively, of its total net revenues.

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	CONCENTRATIONS (CONTINUED)

The following represents the revenues by product line, all derived from China:

	For the years ended
	December 31,
	2015	2014	2013
	US$	US$	US$
Products Line

Medical Devices	1,500,957	16,000,881	14,824,028
Respiratory and Oxygen Homecare	20,573	53,755	2,034,150
Mobile Medicine	164,503	1,631,413	-
Total Revenues	1,686,033	17,686,049	16,858,178
Less: revenues from discontinued operations	(364,490)	(14,911,808)	(9,455,705)
Revenues from continuing operations	1,321,543	2,774,241	7,402,473

22.	DISCONTINUED OPERATIONS

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as a component of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Reconciliation of the Carrying Amounts of Major Classes of Assets and Liabilities of Discontinued Operations Classified as discontinued operations in the Consolidated Balance Sheets.

	December 31,
	2015	2014
	US$	US$
		(Restated)
ASSETS
CURRENT ASSETS:
Accounts receivable, net	36,876	744,628
Other receivables, net	-	68,350
Advances to suppliers – third parties	33,217	238,607
Inventories, net	-	1,611,728
Total Current Assets	70,093	2,663,313

Property and equipment, net	-	1,651
Total Assets	70,093	2,664,964

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	146,029	204,047
Advances from customers	75,432	102,294
Accrued expenses and other current liabilities	185,796	45,343
Total Current Liabilities	407,257	351,684

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	DISCONTINUED OPERATIONS (CONTINUED)

Reconciliation of the Carrying Amounts of Major Classes of Net Income (Loss) from Operations to be Disposed Classified as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

	For the Years Ended
	December 31,
	2015	2014	2013
	US$	US$	US$
		(Restated)
Revenues	364,490	14,911,808	9,455,705

Costs of revenue	(2,190,140)	(13,162,235)	(5,858,208)

Gross profit (loss)	(1,825,650)	1,749,573	3,597,497

Service incomes	84,774	233,819	-
Service expenses	(54,173)	(10,845)	-
General and administrative expenses	(693,881)	(1,464,043)	-
Provision for doubtful accounts	(618,290)	(21,960,025)	(33,556)
Impairment loss for property and equipment	-	(1,978,711)	-
Impairment loss for intangible assets	-	(1,579,495)	-
Selling expenses	(392,892)	(946,785)	(663,193)

Operating Income (loss)	(3,500,112)	(25,956,512)	2,900,748

Income (loss) before provision for income tax and non-controlling interest	(3,500,112)	(25,956,512)	2,900,748

Provision for income tax expense	-	-	-

Net income (loss) from discontinuing operations	(3,500,112)	(25,956,512)	2,900,748

23.	SUBSEQUENT EVENTS

On June 24, 2016, we signed a strategic cooperation agreement with Hongyuan Supply Chain Management Co., Ltd. to develop Dehaier’s new Internet medical technology business. Under the strategic cooperation agreement, we will leverage Hongyuan Supply Chain’s sales platform to reach Dehaier’s dealers and end users more efficiently, selling our wearable sleep apnea diagnostic system medical devices to Hongyuan Supply Chain for further downchain sale and distribution.

On June 28, 2016, we entered into Amendment No.1 to Share Purchase Agreement dated on April 28, 2016 with Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Hangzhou Liaison Interactive”), a publicly listed company on the Shenzhen Stock Exchange. As previously announced, the Company entered into an SPA with Hangzhou Liaison Interactive. On June 6, 2016, the Company sold 620,414 of these shares to Hangzhou Liaison Interactive in a first closing under the SPA. In accordance with Amendment No.1 to SPA, the closing date is extended from June 30, 2016 to September 30, 2016.

On April 21, 2016, we entered into warrant repurchase agreements with the holders of certain warrants pursuant to which the Company agreed to repurchase from the Holders the Company’s outstanding warrant to purchase in aggregate 293,880 shares of the Company’s common shares, with an exercise price of $11.86 per share (the “Warrants”). The Warrants were issued on February 21, 2014 in connection with the Company’s registered direct offering of approximately $6.7 million of common shares and warrants. Pursuant to the Warrant Purchase Agreements, the Company will pay an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the Warrants) to repurchase the Warrants.

On April 28, 2016, we entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive pursuant to which Hangzhou Liaison Interactive has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016.