Form 20-F
period 2016-12-31
Lianluo Smart Ltd
filed 2017-04-28
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 001-34661

Lianluo Smart Limited

 (Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 2108, 21st Floor,

China Railway Construction Building,

No. 20 Shijingshan Road, 100040, Beijing, China

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

As of December 31, 2016, there were 17,312,586 shares of the registrant’s Common Shares outstanding.

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

PART I

Unless the context requires otherwise, references in this report to “Lianluo Smart”, “we”, “us”, “our company”, and “our” refer to (i)Lianluo Smart Limited, a British Virgin Islands company, (ii) Beijing Dehaier Medical Technology Company Limited, a PRC company (“BDL”), (iii) Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company (“LCL”, used to be known as Connection Wearable Health Technology(Beijing) Co., Ltd., “CWHT”), (iv) Beijing Dehaier Technology Co., Limited (“BTL”). On July 31, 2016, the Registrant’s wholly owned subsidiary Beijing Dehaier Medical Technology Co., Limited (“BDL”) entered into a Loss Absorption Agreement Termination (“VIE Termination”) with the Registrant’s variable interest entity (“VIE”), Beijing Dehaier Technology Co., Limited (“BTL”). According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective on July 31, 2016. There is no relationship between BTL and the Registrant and its other subsidiaries after the effectiveness of the VIE Termination.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. Our historical results do not indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” are shown below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the years ended December 31,
	2016	2015	2014
	US$	US$	US$
			(Restated)
Statement of Operations Data:
Revenue	13,062,373	738,301	2,774,241

Costs of revenue	(16,627,535)	(927,286)	(1,802,864)

Gross profit (Loss)	(3,565,162)	(188,985)	971,377

Service income	14,587	1,600,012	47,665
Service expenses	(21,130)	(1,234,257)	(29,022)
General and administrative expenses	(4,643,962)	(4,089,592)	(1,929,206)
Provision for doubtful accounts	150,280	(8,544)	(347,891)
Selling expenses	(1,018,581)	(2,982,447)	(138,981)

Operating loss	(9,083,968)	(6,903,813)	(1,426,058)

Financial expenses	(125,127)	(194,773)	(174,463)
Other incomes	68,436	-	83,762
Other expense	-	(2,586)	(21,850)
Loss from warrant redemption	(1,091,719)	-	-
Change in fair value of warrants liability	137,710	390,324	2,866,171

Income (loss) before provision for income tax and non-controlling interest	(10,094,668)	(6,710,848)	1,327,562

Provision for income tax (expense) benefit	95,026	11,978	(357,726)

Net income (loss) from continuing operations	(9,999,642)	(6,698,870)	969,836

Net income (loss) from discontinued operations	(251,153)	(3,663,465)	(26,003,708)

Net loss	(10,250,795)	(10,362,335)	(25,033,872)

Less: net loss attributable to non-controlling interest	(129,020)	(139,205)	(735,758)

Net loss attributable to Lianluo Smart Limited	(10,121,775)	(10,223,130)	(24,298,114)

Net income (loss) from continuing operations	(9,999,642)	(6,698,870)	969,836

Net loss from discontinued operations	(251,153)	(3,663,465)	(26,003,708)
Other comprehensive loss
Foreign currency translation loss	(567,162)	(461,548)	(576,891)

Comprehensive loss	(10,817,957)	(10,823,883)	(25,610,763)
-less comprehensive loss attributable to the non-controlling interest	(230,838)	(189,670)	(762,777)

Comprehensive loss attributable to Lianluo Smart Limited	(10,587,119)	(10,634,213)	(24,847,986)

Loss per share
-Basic	(0.97)	(1.74)	(4.41)
-Diluted	(0.97)	(1.73)	(4.34)

Weighted average number of common shares used in computation
-Basic	10,422,765	5,862,647	5,510,076
-Diluted	10,428,951	5,896,534	5,597,169

	December 31,
	2016	2015	2014
			(Restated)
	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	10,792,823	615,517	1,639,746
Working capital	10,221,074	462,687	9,739,149
Total current assets	11,336,148	6,868,333	13,468,644
Total assets	16,552,137	13,875,247	21,321,309
Total current liabilities	1,115,074	6,405,646	3,729,495
Non-controlling interest	-	867,826	1,057,496
Total Lianluo Smart Limited shareholders' equity	15,437,063	6,439,039	15,981,258
Common shares	47,281	16,918	15,864
Total equity	15,437,063	7,306,865	17,038,754

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.9448 to US $1.00, the middle exchange rate in effect as of December 31, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.0738	6.0537	6.0927
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4907	6.2154	6.0775	6.4724
2016	6.9448	6.6441	6.4494	7.0672
2017
January	6.8808	6.8974	6.8432	6.9525
February	6.8689	6.8723	6.8541	6.8842
March	6.8905	6.8941	6.8676	6.9149
April (through April 26, 2017)	6.8936	6.8845	6.7823	6.9057

Source: Federal Reserve Statistical Release

____________________

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

The medical device and health wearables markets are highly competitive, and we expect competition to intensify. Given the $585 billion stimulus initiative in China and its impact on healthcare, we expect the availability of healthcare to increase, as more hospitals and clinics are developed rurally.

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies, such as Phillips Respironics Inc., ResMed Inc. Covidien, Weinmann Medical Technology, Natus Medical Inc. (Embla Sleep Diagnostics), Curative Medical and SOMNO Medics as well as domestic Chinese companies such as Beijing Yi’an, Beijing Shenlu, Guangdong Pigeon, Tianjin Oranger, Beijing Zhonghe Beide Trading Co., Ltd., iCare Tech Healthcare Co., Ltd., Contec Medical Systems Co., Ltd., BMC Medical Co., Ltd, Baidu Online Network Technology (Beijing) Co., Ltd, Xiaomi Technology Co., Ltd, Shanda Group, InWatch Technology Co., Ltd, Huawei Technologies Co., Ltd, Lenovo Group, Andon Health Co., Ltd. and Guangdong Biolight Meditech Co., Ltd. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

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

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. The timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. As we expect demand for our products to increase along with the availability of healthcare, we must continue to focus on competitive pricing and innovation by being at the forefront of market trends and improving our product and service offerings. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operations and prospects.

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

The sale and marketing of our products are subject to regulation in China. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the CFDA. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new branded products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. Similarly, if the third parties from whom we buy our distributed products fail to obtain such clearance, we would be unable to sell such distributed products, and our sales and profitability could be materially and adversely affected.

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

Moreover, a material design, manufacturing or quality failure or defect in our branded products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Also, if these products are deemed by the authorities in the countries where we sell our branded products to fail to conform to product quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product, or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to assemble or sell violating and other products could be suspended or revoked.

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

 If we are unable to keep up with the rapid technological changes of the internet industry, our business may suffer.

The internet industry is experiencing rapid technological changes. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

Foreign Operational Risks

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

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

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” BDL is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from BDL. Shortages in the availability of foreign currency may restrict the ability of BDL to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may be also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use RMB as functional currency. The majority of our revenues derived and expenses incurred are in RMB with a relatively small amount in U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies.  It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

The income statements are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against RMB, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against RMB, the translation of RMB transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. dollars financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authority will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues may be in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

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

The October 2005 SAFE regulation (which was renewed and replaced by the July 2014 SAFE regulation “Notice on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies”) required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Our founder, Mr. Ping Chen, founded Beijing Dehaier Technology Company Limited (“BTL”), a PRC company controlled by our chief executive officer, Mr. Ping Chen on July 5, 2001 to develop and distribute medical devices. He currently owns approximately 91% of BTL, and his wife and several former employees of Lianluo Smart Limited own the remaining 9% of BTL. BTL previously leased some of our property to us and provides certain transportation and repair services to medical devices for which we are not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, now own 100% of Beijing Dehaier Medical Technology Company Limited (“BDL”), a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

In 2003, in order to continue to grow our business, BTL engaged in a corporate restructuring. As a result of those actions, Lianluo Smart, BDL and De-haier Medical Systems (Hong Kong) Limited (“DHK”) were established, and we created the holding company structure that is currently in place.

Lianluo Smart was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003 under the name “De-Haier Medical Systems Limited”. We changed this name to “Dehaier Medical Systems Limited” on June 3, 2005, and to "Lianluo Smart Limited" on November 21, 2016. Lianluo Smart is a holding company. Lianluo Smart does not conduct business in China and instead relies on BDL and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company (“LCL”) to conduct business in China.

On September 24, 2003, we established BDL. BDL conducts substantially all of our operations in China and is responsible for generating substantially all of our revenues. BDL was formed as a joint venture between a Chinese entity, BTL, and a foreign invested enterprise, Lianluo Smart, in order to allow foreign investments to be used to grow our business. Because BDL is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to have foreign investments and to be established as a Chinese-foreign equity joint-venture. This structure allowed BDL access to foreign capital that would not have been available outside this structure.

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

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants were initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million, not including any proceeds from warrant exercises. The warrants were exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and were to expire forty-two months from the date of issuance. On April 21, 2016, we entered warrant repurchase agreements with the holders of these warrants and the placement agent involved in the offering, pursuant to which we agreed to repurchase 293,880 warrants for cash payment equal to $3.80 per share underlying the warrants. We completed the repurchase of the warrants on June 2, 2016, and as of the date of this filing, all of such warrants have been cancelled.

On January 14, 2016, we completed an acquisition of 0.8% equity interest of BDL from BTL. The Company now holds 100% of the equity interest of BDL. This change reflects BTL’s reduced reliance on business with BDL in providing repair and maintenance services. Upon the Loss Absorption Agreement Termination (“VIE Termination”) executed, we stopped all business activities with BTL as well.

On February 1, 2016, our Board of Directors approved the formation of a wholly owned subsidiary, LCL, in Beijing. We have finished the related procedures to establish LCL.

On February 22, 2016, we discontinued part of our medical devices business, including assembly and sales of X-ray machines and anesthesia machines, monitoring devices, general medical products, and oxygen generators. Our Company will focus on the development of the remaining product line, such as the second generation ventilator, general medical products laryngoscopes, compressors, sleep respiratory business and wireless medical.

On April 28, 2016, we entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”) to sell 11,111,111 of our common shares to Lianluo Interactive for an aggregate purchase price of $20 million. The purchase price was $1.80 per share, which represented a 35% premium to company’s closing price of $1.33 on April 27, 2016. We completed our first closing under the SPA on June 2, 2016, pursuant to which we sold 620,414 common shares for an aggregate purchase price of $1,116,744. On June 28, 2016, we entered into Amendment No. 1 to the SPA to extend the closing date from June 30, 2016 to September 30, 2016. On August 18, 2016, we closed the SPA, and completed the sale of an aggregate of $20 million of our common shares and warrants to purchase common shares.

On July 31, 2016, BDL entered into a Loss Absorption Agreement Termination (“VIE Termination”) with the BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective July 31, 2016. There is no relationship between BTL and the Registrant and its other subsidiaries after the effectiveness of the VIE Termination.

On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

Relationship among Lianluo Smart, BTL, LCL and BDL

BTL is a PRC company established on July 5, 2001. Lianluo Smart is a BVI company established on July 22, 2003, used to be known as Dehaier Medical Systems Limited. Lianluo Smart and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Lianluo Smart has been and is BDL’s foreign shareholder, and BTL has been and is BDL’s domestic shareholder since BDL was established. Currently, Lianluo Smart owns 100% of BDL, and BTL no longer owns any equity interest of BDL. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

BTL leased its building to BDL from January 1, 2015 through December 31, 2016, and BDL no longer leases this building as of the date of this filing. At December 18, 2015, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB 10,000,000 ($1,541,000). Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by BDL and an officer of the Company. Upon the VIE Termination executed, BTL stopped providing its property as collateral for our outstanding borrowings. As of December 31, 2016, we reported no outstanding short-term borrowings.

On July 31, 2016, the Registrant’s wholly owned subsidiary, BDL, entered into a Loss Absorption Agreement Termination with the Registrant’s variable interest entity (“VIE”), BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 is terminated effective July 31, 2016. There is no relationship between BTL and the Registrant and its other subsidiaries after the effectiveness of the VIE Termination.

On February 1, 2016, our Board of Directors approved formation of a wholly owned subsidiary, LCL, in Beijing. We have finished the related procedures to establish LCL.

B.	Business Overview

Lianluo Smart focuses on three business sectors: medical wearable devices, smart devices and smart ecosystem platform.

The medical wearable sector will focus on wearable sleep respiratory devices. The Company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. It provides users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. The Company now has professional and accurate collection and valuable big-data analytic technology, which can scientifically and accurately collect and count user data, provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

The smart devices sector is specialized in operating easy-using smart devices for sports, social contact, entertainment, remote-control, family health management, which can connect things and humans in an intelligent way. The Company will constantly upgrade key algorithms based on big data and develop smart devices based on the combination of hardware and software. This sector will cover several areas, including smart home, smart traveling and smart entertainment.

In the smart ecosystem platform sector, the Company will build up an ecosystem to facilitate interconnection among smart products and between smart products and users. This ecosystem is designed to address anticipated future trends and user demands. It incorporates wearable devices, home furnishings, mobile smart devices and other smart devices with cloud computing.

We are currently researching new products and evaluating business opportunities in our smart devices and smart ecosystem platform sectors.

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

We completed the corporate and business restructuring plan of scaling down and discontinued, as appropriate, our unprofitable medical device business, including assembly and sales of X-ray machines and anesthesia machines. We maintain only a few currently-profitable businesses on sales of our patented products including medical air compressors and cardiopulmonary resuscitation (“CPR”) instruments. We aim to concentrate our resources to develop medical wearable devices, smart devices and smart ecosystem platform, as our major business.

Recent Operational Developments

•	On June 24, 2016, we signed a strategic cooperation agreement with Hongyuan Supply Chain Management Co., Ltd. ("Hongyuan") to develop Lianluo Smart’s new Internet medical technology business. Under the strategic cooperation agreement, we will leverage Hongyuan’s sales platform to reach Lianluo Smart’s dealers and end users more efficiently, selling our wearable sleep apnea diagnostic system medical devices to Hongyuan for further down chain sale and distribution.

•	On July 5, 2016, Lianluo Smart partnered with China Sciences Group (Holding) Co., Ltd. ("China Sciences") to enter the Chinese pension and health industry by providing Lianluo Smart's products through China Sciences' elder care platform. Also, Lianluo Smart, China Sciences and another supplier, Chia Tai Pharmaceutical Group ("Chia Tai"), have signed a strategic cooperation agreement to launch the "Elderly Sleep Apnea Comprehensive Disease Solution Project".

•	On December 2, 2016, the Company attended the 2016 Guangdong Sleep Cardiovascular Disease Diagnosis and Treatment New Progress Forum, co-hosted by the Institute of Interventional Cardiology of Guangdong Province, Guangdong Provincial People's Hospital and Cardiology Department of Guangdong Province Cardiovascular Institute, and the Coronary Heart Disease with Sleep Apnea Diagnosis and Treatment Strategy project promotion activities of Guangdong Provincial Health Commission.

Our Products

Our proprietary and distributed products include two major categories: (i) medical devices (including supporting products) and (ii) sleep respiratory and mobile medicine (including Internet Medical and Sleep Diagnosis Products). Our medical devices proprietary and distributed products are mainly used in hospitals and clinics, while the sleep respiratory products are mainly for hospitals, sleep centers, physical examination centers and at-home use by individuals.

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

Medical Devices (Including Related Supporting Products)

•	Ventilator Air Compressor. We provide two types of air compressors to support medical ventilators in surgery by supplying continuous airflow for the ventilator. Where a facility lacks a central pressured air supply system, our DHR280 air compressors provide a portable source of such pressured air. Our air compressors feature oil-less motors, large locking castors, high flow capacity, and spill-proof switches. We have designed our air compressors to be adaptable for use with any ventilator.

Sleep Respiratory and Oxygen Homecare Products

•	Sleep Apnea Treatment Products. We have designed and expect to provide several products designed for obstructive sleep apnea (“OSA”) therapy. These products include our DHR CPAP C5. These products are all non-invasive therapy products that treat symptoms of sleep apnea. Our CPAP devices do not cure apnea but instead use air pressure to open customers’ airways to reduce snoring and apnea disturbances during sleep. Our automatic CPAP products provide air pressure at a customized, adjustable level, while our traditional CPAP products provide a constant level of air pressure.

Mobile Medicine(including Internet Medical and Sleep Diagnosis Products)

•	Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea requiring use of a CPAP device. We have obtained the CFDA for DHR998 in January 2014.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $1,196,161, $1,918,446 and $100,199 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs from discontinued operations were $0, $580,216 and $515,135 for the years ended December 31, 2016, 2015 and 2014, respectively. Our research and development team in 2016 consists of 5 engineers, representing 11% of our employees.

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

Principal Suppliers – Our Proprietary Products

We use the following principal suppliers to manufacture the components in the products we develop and assemble:

•	China Huayang Investment Holding Co., Ltd.
•	Hunan Yitong Wearable Information Technology Co., Ltd.
•	Jianfa (Beijing) Co., Ltd.
•	Wuhan Xiruiou Technology Co., Ltd.
•	Tianjin Hongshida Metals Co., Ltd.

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

We maintain a 6,146 square foot product center in Changping District in Beijing. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our employees in assembly and by some of our external vendors. Currently, the supply and manufacture of many critical components is performed by sole-sourced third-party vendors in China.

Proprietary Rights for Our Proprietary Products

We are developing a portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. We have a sum of 25 patents now: 8 design patents related to our CPAP devices (2), Sleep Diagnosis System (4), Compressor (1) and others (1); 5 practical patents related to our CPAP devices (3) and others (2). In addition, we obtained 12 software copyrights for our CPAP devices (5), Sleep Diagnosis System (1), air compressors (1) and other (5). Moreover, we possess proprietary technology and know-how in assembly processes, design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

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

We serve as a significant distributor in China for laryngoscopes from Timesco Healthcare Ltd. (“Timesco”). We distribute medical devices and sleep respiratory products for these companies.

Medical Devices

•	Laryngoscopes. We provide three lines of laryngoscopes developed by Timesco: the Optima, Optima XL and Eclipse lines. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

Our Relationships with Suppliers of Our Distributed Products

While we develop, assemble, market and sell our proprietary products, we also serve as the distributor for a number of international companies looking to sell their brands of products in China. We are a distribution agent for some or all products marketed in China by Timesco. In this capacity, we are responsible for sales, marketing and after-sale services of these products.

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

Principal Suppliers – Our Distributed Products

In addition to the products we design, we distribute products designed and manufactured by Timesco Healthcare Ltd. The exact products from this supplier are available only from such supplier; however, we believe that we will be able to obtain similar products from other suppliers in the event our principal supplier is unable or unwilling to supply us.

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

Customers

We have three categories of customers: (i) distributors, (ii) hospitals, physical examination centers, pension and health management institutions, insurance companies and government agencies and (iii) individual consumers to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis.

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 99% of our sales are to distributors. Based on the expected use of products sold to distributors, for proprietary products, we estimate that they sell approximately 90% of our products to pension and health management institutions, 10% to hospitals; for distributed products, about 100% products are sold to hospitals. We have contractual distribution relationships with approximate 200 independent distributors. We do not own, employ or control these independent distributors.

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

Dependence on Major Customers. For the years ended December 31, 2016, 2015 and 2014, approximately 94%, 7% and 21% of the Company’s total revenues were received from two customers for continuing operations. For the years ended December 31, 2016, 2015 and 2014, approximately 96%, 61% and 38% of the Company’s total revenues were received from two customers for discontinued operations.

Dependence on Major Suppliers. For the years ended December 31, 2016, 2015 and 2014, purchases from three suppliers for continuing operations were approximately 98%, 87% and 68% of the total purchases, respectively. For the years ended December 31, 2016, 2015 and 2014, purchases from three suppliers for discontinued operations were approximately 94%, 83% and 94% of total purchases, respectively.

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

Our competitors include publicly traded and privately held multinational companies, such as Phillips Respironics Inc., ResMed Inc., Covidien, Weinmann Medical Technology, Natus Medical Inc. (Embla Sleep Diagnostics), Curative Medical and SOMNO Medics as well as domestic Chinese companies such as Beijing Yi’an, Beijing Shenlu, Guangdong Pigeon, Tianjin Oranger, Beijing Zhonghe Beide Trading Co., Ltd., iCareTech Healthcare Co., Ltd., Contec Medical Systems Co., Ltd. and BMC Medical Co., Ltd. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for sales to large hospitals.

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

Proprietary Product	Primary Competitors in China	Dehaier’s Estimated Competitive Position*

DHR280 air compressors	Beijing Yi’an, Beijing Shenlu	Average

DHR 998* and diagnosis products	Foreign companies such as Respironics, ResMed, and Covidien	Greater than average

Timesco laryngoscope	Kirchner & Wilhelm (GER), Welch Allyn (USA)	Average

*A “greater than average” position indicates Lianluo Smart estimates its competitive position in the top third of all competitors. “Average” indicates Lianluo Smart estimates its competitive position in the middle third of all competitors. “Smaller than average” indicates Lianluo Smart estimates its competitive position in the bottom third of all competitors.

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

We currently compete on three levels. First, we have well-established distribution channels and close relations with around 200 dealers and distributors, reaching an estimated 900 hospitals. We maintain relationships with healthcare bureaus as well as other key accounts to actively participate in state-level contracted procurement projects. Second, our proprietary homecare medical products are designed to provide an all-in-one solution for end users. Third, we keep upgrading the service and products to end-users and satisfy market demands. We focus on maintaining a high quality to price ratio in our proprietary products. In addition, being a NASDAQ-listed company has helped to build our brand image and reputation with potential customers and business partners.

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

Employees

As of December 31, 2016, we have 66 full-time employees, of which 14 are employed in assembly; 5 are in research and development; 25 are in general administration; and 22 are in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We make contributions to employee benefits equal to 10% of employee salaries.

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

The majority of our products are classified as Class II devices. Our products are either classified as Class II or non- categorized devices.

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

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration

Ventilator Air Compressor	DHR280 Air Compressor for Ventilators	June 2018
Laryngoscope	Timesco Laryngoscope	April 2020

Respiratory Products

Product Type	Product Model	Registration Expiration

Sleep Apnea Treatment Products	CPAP C5	July 2016*
Diagnostic Products	DHR 998	November 2017

*	We submitted this application for renewal in April 2016 and anticipate receiving the renewed registration in the near future. Currently, CFDA is reviewing our application and may need certain amount of time to approve our renewal. Before we receive the approval from the CFDA, we remain able to sell our CPAP C5 products.

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

Laws regulating the conduct of business in our industry cover a broad array of subjects. We must comply with numerous additional states and local laws relating to matters such as safe working conditions, environmental protection and fire hazard control, which affect all companies doing business in China. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

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

Lianluo Smart is a BVI company established on July 22, 2003. Lianluo Smart now has 2 wholly-owned subsidiaries in China—Beijing Dehaier Medical Technology Co., Ltd. (“BDL”) and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”).

D.	Property, Plants and Equipment

We are headquartered and our principal executive offices are located in Beijing. We assemble and test all our branded products at our 6,146 square foot product facility at the Changping District in Beijing.

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Lianluo Smart Limited	December 31, 2017	6,405 square feet
Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China

Product Center	2nd Floor of Lvchuang Environmental Protection Building, No. 28 Zhenxing Road, Changping District, Beijing, China	November 30, 2018	6,146 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product center consists of office buildings, a manufacturing/assembly base, and a warehouse and administration area. In addition, we have assembly and testing machines at the product center. We do not have any current plans to expand our facilities or acquire or build new facilities.

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

Our revenues mainly come from medical products and mobile telemedicine. For the years ended December 31, 2016, 2015 and 2014, our total revenues from continuing operations amounted to approximately $13.1 million, $0.74 million and $2.77 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net loss attributable to the Company for the years ended December 31, 2016, 2015 and 2014 was approximately $(10.12) million, $(10.22) million and $(24.30) million, respectively. The increased revenue was mainly due to the new customer Hongyuan which develop Lianluo Smart’s new Internet medical technology business. Under the strategic cooperation agreement, we will leverage Hongyuan’s sales platform to reach Lianluo Smart’s dealers and end users more efficiently, selling our wearable sleep apnea diagnostic system medical devices to Hongyuan for further down chain sale and distribution. The reduction of our net loss attributable to the Company was primarily due to the operation restructure under our Company’s strategic transformation from a traditional medical equipment distributor to a new mobile health products and service provider. The increased gross loss of the wearable sleep apnea diagnostic system medical devices was due to the disposal of inventories which caused an additional cost of $2.45 million since all the disposed inventories have been replaced by new products for the improvement of technology. We closed some traditional product lines with the diminishing profitability and focus on the newly developing market exploration of medical products and service based on technology of mobile internet, including comprehensive sleep respiratory solution for OSAS patients.

We discontinued, as appropriate, the unprofitable medical device businesses, including assembly and sales of X-ray machines, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. Only a few profitable businesses such as sales of our patented medical air compressors will continue. Our corporate and business restructuring plan aims to concentrate our Company’s resources to develop our mobile health business, including wearable sleep respiratory business, and to focus more on our major businesses. As a result of the above reclassification of continued and discontinued operations, we restated our operating results for 2014.

We believe these changes are crucial to improve our competitive advantages in the industry in the future. By reducing our reliance on our less profitable medical devices assembly and distribution businesses, we are able to leverage our resources to develop smart health products and services, which we see as a positive development and focus for the future of our Company. Our long-term goal is to gradually decrease our production business and focus instead on developing a complete mobile health operation platform.

Although our sleep respiratory business is still in its early stages, we anticipate that it can be a key growth driver for our Company in the foreseeable future.

During the year 2016, we have intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, which has developed our distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

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

In addition, our Company is exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. We expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insurances. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become the leading domestic product and service provider in this market.

Our revenues for 2016 increased compared to 2015, mainly due to the revenue of sleep respiratory solutions which increased $12 million during the year ended December 31, 2016. However, we still faced a challenging operating environment to open the sleep respiratory market and increase our market share. To ensure that our sleep respiratory products can build up its brand awareness, we reduced our margin to earn customer trust through our new clients which made our gross loss increased further during 2016. In addition, we reported an inventory obsolescence loss of $2.45 million to replace our inventories with outdated technology. Meanwhile, due to redirection of our operations from traditional medical devices business and unprofitable product lines to the research and development of sleep respiratory business as well as the establishment of sales channel, we gradually slowed down our operations at traditional device business which helped us control loss from discontinued operations. Accordingly, net loss attributable to the Company for 2016 decreased compared to 2015. In order to capture market and the strategy of sales promotion, the gross loss of the wearable sleep apnea diagnostic system medical devices was slight, although the revenue extremely increased. The gross loss of 2016 increased $3.38 million compared to 2015, which was mainly due to disposal of inventories of $2.45 million since all the disposed inventories have been replaced by new products for the improvement of technology. Otherwise, estimated useful lives of property and equipment were shortened from 10-15 years for machinery and equipment and 5 years for furniture and office equipment to 3 years for such equipment after July 31, 2016. So the depreciation increased $0.66 million from $0.21 million in 2015 to $0.87 million in 2016. Discontinued operations losses of 2016 decreased $3.4 million compared to 2015 mainly due to the VIE Termination on July 31, 2016 and the discontinued operations ceased during the early 2016. We expect our sleep respiratory business to drive significant growth of our overall revenues in 2017.

	For the years ended December 31,
	2016	2015	2014
			(Restated)
	US$	US$	US$
Revenue	13,062,373	738,301	2,774,241

Costs of revenue	(16,627,535)	(927,286)	(1,802,864)

Gross profit (loss)	(3,565,162)	(188,985)	971,377

Service incomes	14,587	1,600,012	47,665
Service expenses	(21,130)	(1,234,257)	(29,022)
General and administrative expenses	(4,643,962)	(4,089,592)	(1,929,206)
Provision for doubtful accounts	150,280	(8,544)	(347,891)
Selling expenses	(1,018,581)	(2,982,447)	(138,981)
Operating loss	(9,083,968)	(6,903,813)	(1,426,058)

Net income (loss) from continuing operations	(9,999,642)	(6,698,870)	969,836

Net loss from discontinued operations	(251,153)	(3,663,465)	(26,003,708)

Net loss	(10,250,795)	(10,362,335)	(25,033,872)

Net loss attributable to Lianluo Smart Limited	(10,121,775)	(10,223,130)	(24,298,114)

Comprehensive loss attributable to Lianluo Smart Limited	(10,587,119)	(10,634,213)	(24,847,986)

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net incomes are:

•	our ability to position our products in different market segments, including our recent efforts to sell our products to hospitals and other healthcare facilities nationwide;

•	our ability to price our products at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

•	new products introduced by us as well as our competitors. The introduction of new products by our competitors may lead to a decrease in sales and market share of our products, or force us to sell our products at reduced prices or margins;

•	our ability to carry out our new business initiatives effectively. As we continue to invest heavily in research and development projects and new business lines, including our new entry to the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives;

•	our ability to attract and retain distributors and key customers;

•	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe to play a vital role in our new business initiatives;

•	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

•	our ability to establish, promote, and maintain the public relations image of our Company and product brands; and

•	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Revenues

Our total revenues are derived from our medical devices and sleep respiratory business. In 2016, our total revenues from continuing operations increased by 1669%, mainly due to the strategy shift and the revenue of sleep respiratory solutions increased $12 million. Along with the development of our Company’s business strategy transformation, we have redirected our operations from traditional medical devices business and unprofitable product lines to the research and development of sleep respiratory business as well as the establishment of sales channel.

We expect to allocate more resources to our sleep respiratory business as we further our restructuring effort. During 2016, revenues from the sleep respiratory business increased as the technology of the sleep respiratory business has been upgraded and optimized. Our management believes that sleep respiratory business will become an important growth driver for the Company in coming years. The Company plans to maintain only a few profitable businesses such as sales of its patented medical air compressors in the future.

Medical Devices (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical devices product line from the sale of medical ventilators, general hospital products and related supporting products (including laryngoscope) (previously defined as technical service products), medical compressor, sleep respiratory business and wireless medical. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and service basing on technology of mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management, distributing laryngoscope and other medical products.

We discontinued, as appropriate, the unprofitable medical device business, including assembly and sales of C-arm X-ray machines, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. We plan to maintain only a few profitable businesses on sales of our patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments.

Sleep Respiratory Products (Previously known as “Sleep Respiratory and Oxygen Homecare Products”)

We derive revenues in our sleep respiratory line from sales of CPAP devices. We anticipate that, on a percentage basis, revenues from sleep respiratory product line will increase more rapidly than total revenues in the near term as we introduce new and more advanced products. We expect to develop our market for sleep respiratory market in China and internationally through the use of distributors as well as through our direct sales platform. Though we are in the developing stage of sleep respiratory business, we strongly believe in the tremendous growth potential of this business in the coming years. During the past year, the sleep respiratory business has achieved more progress in which we have continued to expand to public hospitals and physical examination centers. In 2016, management focused on introducing more advanced products and penetrating the market for sleep respiratory business. We have broadened and differentiated our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered. We will also continue to focus on the development of the sleep respiratory systems in private physical examination chains and life insurance companies which we believe to have large quantities of potential customers for sleep diagnosis.

Mobile Medicine (Including Internet Medical and Sleep Diagnostic Products)

We derive revenues in our internet based medical and sleep diagnostic products and services line from sales of medical consumables used for sleep diagnosis, hospital wireless devices, healthcare management software and offering related services.

We continue to devote proactive efforts to develop the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our portable sleep diagnostics devices business recognized 90% of the total revenue for the year 2016.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, general and administrative expenses, provision for doubtful accounts and selling expenses.

Our total operating costs and expenses increased both as a percentage of our total revenues and in absolute amount for the year ended December 31, 2016 compared to the same period in 2015 due to the increased related cost of products, investment expenses and selling expenses on research and development of sleep respiratory business. The following table sets forth the components of our costs and expenses both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the years ended December 31,
							Changes		Changes
	2016		2015		2014		2016 v. 2015		2015 v. 2014
	(Restated)
	USD		USD		USD		USD		USD
	(‘000)%		(‘000)%		(‘000)%		(‘000)%		(‘000)%
Revenues	13,062	100	738	100	2,774	100	12,324	1,670	(2,036)	(73)

Cost of revenues	(16,628)	(127)	(927)	(126)	(1,803)	(65)	(15,701)	1694	876	(49)

Gross profit (loss)	(3,566)	(27)	(189)	(26)	971	35	(3,377)	1786	(1,106)	(119)

Service incomes	15	0	1,600	217	48	2	(1,585)	(99)	1,552	3,233
Service expenses	(21)	(0)	(1,234)	(167)	(29)	(1)	1,213	(98)	(1,205)	4,155
General and administrative expenses	(4,644)	(36)	(4,090)	(554)	(1,929)	(70)	(554)	14	(2,161)	112
Provision for doubtful accounts	150	1	(9)	(1)	(348)	(13)	159	(1,767)	(339)	(97)
Selling expenses	(1,019)	(8)	(2,982)	(404)	(139)	(5)	1,963	(66)	(2,843)	2,045
Operating income (loss)	(9,085)	(70)	(6,904)	(935)	(1,426)	(51)	(2,181)	32	(5,478)	384

Net income (loss) from continuing operations	(10,000)	(77)	(6,699)	(907)	970	35	(3,301)	49	(7,669)	(791)

Net income (loss) from discontinued operations	(251)	(2)	(3,663)	(496)	(26,004)	(937)	3,412	(93)	22,341	(86)

Net loss	(10,251)	(78)	(10,362)	(1,404)	(25,034)	(902)	111	(1)	14,672	(59)

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

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended December 31, 2015

Revenues

Our total revenues from the continuing operations increased by 1669% from $0.74 million for the fiscal year ended December 31, 2015 to $13.06 million for the fiscal year ended December 31, 2016. The increase of revenues is mainly due to the significantly increased revenue from sleep respiratory solutions in 2016. Along with the development of the Company’s shift in business strategy, we have adjusted the sales strategy of traditional medical devices business, discontinued the unprofitable medical device business, maintained only a few profitable businesses such as sales of its patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments in the future, and invested more resources in the research and development of sleep respiration business. In 2016, we have distributed our sleep respiratory detection devices and photo plethysmography “PPG” sensors to model public hospitals and private medical centers. We have achieved certain progress in its mobile medicine to increase our brand awareness and expand our market shares in sleep respiration market, which accounted for about 90% of total sales. Although our mobile medicine is still in its early stage, our management believes that our mobile medicine business will become an important growth driver for our Company in the coming years.

Cost of Revenues

Our cost of revenues from the continuing operations increased by 1694% from $0.93 million for the fiscal year ended December 31, 2015 to $16.63 million for the fiscal year ended December 31, 2016. The increase in cost of revenues was in line with the increase of revenues. The increasing cost of revenue was also due to the disposal of inventories $2.45 million since all the disposed inventories have been replaced by new products for the improvement of technology in 2016. In addition, our current strategy at developing the sleep respiratory solution market is to rapidly expand our market share and build up our product or brand awareness with major hospitals and clinics in China. Thus, in the short-term period, we may adopt a lower margin policy to boost our sales and distribute our products as many as possible to various medical institutions. Consequently, our cost of revenue increased more than our revenue. However, we believe that upon we can expand our market share in this stage and make our customers consistently use our products, we can further raise our margin in the following and future sales. Before the factory and warehouse of the company moved to new place in the end of 2016, we had cleaned up and disposed slow moving inventories, which were one-time expenses in 2016.

Gross Loss

Our gross loss from continuing operations decreased from $(0.19) million in 2015 to $(3.57) million in 2016 and gross margin loss decreased from (26%) in 2015 to (27%) in 2016. The deduction was mainly due to the lower sale margin policy at expanding our market share, a loss from the disposal of inventories, and the fixed costs allocated to the remaining production lines became higher.

Service Income

Our service income decreased from $1.60 million in 2015 to $0.01 million in 2016. Service income represents the income of repair service and technical service. The decrease of the service income was mainly due to the technical service income happened in 2015 and there was no such service income in 2016.

Service Expense

Our service expense decreased from $1.23 million in 2015 to $0.02 million in 2016. The decrease of the service expense was in line with service income in this period.

Operating Expenses

Our operating expenses from continuing operations decreased by 22% from $7.08 million for the fiscal year ended December 31, 2015 to $5.51 million for the fiscal year ended December 31, 2016. The decrease of operating expenses was primarily due to the decrease of selling expenses. We analyzed our operating expenses by general and administrative expenses, selling expenses and other expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses from the continuing operations increased by 14% from $4.09 million for the year ended December 31, 2015 to $4.64 million for the year ended December 31, 2016. This increase was mainly due to the increase of investment in research and development activities of sleep respiratory business, the increase of professional service fees and the increase of external consultant fees. We expect our general and administrative expenses to decrease in the near future as a result of the accomplishment of the discontinued operations to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operations decreased by 1859% from $8,544 for the year ended December 31, 2015 to $(150,280) for the year ended December 31, 2016. This reversed amount of provision for doubtful accounts was mainly due to that some of our accounts receivable, other receivables and advances to suppliers with aging more than three months, which previously had an allowance for doubtful accounts, have be collected and recovered according to our provision for aging policy for the year ended December 31, 2016.

Operating Expenses—Selling Expenses

Our selling expenses from continuing operations decreased by 66% from $2.98 million for the year ended December 31, 2015 to $1.02 million for the year ended December 31, 2016. The decrease in selling expenses was mainly because the Company invested more resource and energy in market development for sleep respiratory business, such as employing more sales staff and attending more medical device exhibitions in 2015 than it did in 2016.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $9.09 million in 2016, compared to operating loss of approximately $6.90 million in 2015. Operating loss increased by 32%, which mainly because of the increased cost of revenue and general and administrative expenses.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2016, the gain related to changes in the fair value of warrants liability relating to the warrants issued to investors and placement agents was $137,710 before all the warrants had been redeemed, compared to a gain of $390,324 for the year ended December 31, 2015, a decrease of $252,614 from 2015. The gain on the changes in the fair value of warrants liability was due to the change in our stock price and volatility and redemption of warrants which led to a further decrease in the fair value of our warrants liability.

Loss from Warrant Redemption

On April 21, 2016, we entered warrant repurchase agreements with the holders of warrants to purchase, in the aggregate, 293,880 shares, pursuant to which the company agreed to redeem such warrants for cash payment equal to $3.80 per share underlying the warrants. The company completed the redemption of the warrants on June 2, 2016, and as of the date of this filing, all of such warrants have been cancelled. Accordingly, there was a loss of $1.09 million from warrant redemption.

Taxation

Our income tax benefit was approximately $95,026 in 2016, compared to approximately $11,978 in 2015. Our income tax benefit increased $83,048 primarily due to the taxable loss in this period.

Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $10.00 million in 2016, compared to approximately $6.70 million in 2015.

Net Loss from Discontinued Operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. In addition, we deconsolidated BTL as one of our consolidated entities due to the termination of the VIE agreement on July 31, 2016. As a result of this strategic shift and deconsolidation, the relevant results of operations were reported as discontinued operations in our consolidated financial statements and we had net loss from discontinued operations of approximately $0.25 million in 2016, compared to approximately a net loss from discontinued operations of $3.66 million in 2015.

Net Loss

As a result of the foregoing, we had net loss of approximately $10.25 million in 2016, compared to a net loss of approximately $10.36 million in 2015. After deduction of non-controlling interest in loss, net loss attributable to the Company was approximately $10.12 million and $10.22 million in 2016 and 2015, respectively.

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Revenues

Our total revenues from the continuing operations decreased by 73% from $2.77 million for the fiscal year ended December 31, 2014 to $0.74 million for the fiscal year ended December 31, 2015. The decrease of revenues is mainly due to the influence of increasingly challenging markets, macroeconomic headwinds, increased competition and market saturation. Along with the development of the Company’s business shifting strategy, we have adjusted the sales strategy of traditional medical devices business, discontinued the unprofitable medical device business, maintained only a few profitable businesses on such as sales of its patented products including medical air compressors, the second generation ventilator and CPR instruments in the future, and invested more resources in the research and development of sleep respiration business. In 2015, we have distributed our sleep respiratory detection device and PPG sensor to model public hospitals and private medical centers. The first product batch is currently in the free testing stage. We have achieved certain progress in its mobile medicine, which accounted for about 10% of total sales. Although our mobile medicine is still in its early stage, our management believes that our mobile medicine business will become an important growth driver for our Company in the coming years.

Cost of Revenues

Our cost of revenues from the continuing operations decreased by 49% from $1.80 million for the fiscal year ended December 31, 2014 to $0.93 million for the fiscal year ended December 31, 2015. The decrease in cost of revenues was mainly due to the decrease of revenues. The cost of revenue reduction is also due to the gradual reduction on parts of traditional medical device business and uncompetitive product sales due to strategic restructure.

Gross Profit (Loss)

Our gross profit from the continuing operations decreased from $0.97 million in 2014 to ($0.19) million in 2015 and gross margin decreased from 35% in 2014 to (26%) in 2015. In order to deal with the influence of increasingly challenging markets and new competitors, we shut down some traditional medical device production lines and the fixed costs allocated to the remaining production lines became higher.

Service Income

Our service income increased from $0.05 million in 2014 to $1.60 million in 2015. The increase of the service income was mainly due to the after-sale repairing income and commission in this period.

Service Expense

Our service expense increased from $29,022 in 2014 to $1.23 million in 2015. The increase of the service expense was mainly due to the after-sale repairing expense in this period.

Operating Expenses

Our operating expenses from the continuing operations increased by 193% from $2.41 million for the fiscal year ended December 31, 2014 to $7.08 million for the fiscal year ended December 31, 2015. The increase of operating expenses was primarily due to the increase of general and administrative expenses and selling expenses. We analyzed our operating expenses by general and administrative expenses, selling expenses and other expenses in the following parts.

Operating Expenses—General and Administrative Expenses

Our general and administration expenses from the continuing operations increased by 112% from $1.93 million for the fiscal year ended December 31, 2014 to $4.09 million for the fiscal year ended December 31, 2015. This increase was mainly due to the increase of investment on research and development activities of sleep respiratory business, the increase of professional service fees and the increase of external consultant fees. We expect our general and administrative expenses to decrease in the near future as a result of the accomplishment of the discontinued operations to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operations decreased by 97% from $347,891 for the fiscal year ended December 31, 2014 to $8,544 for the fiscal year ended December 31, 2015. This decrease was mainly due to advance to suppliers with aging more than two years cannot be recovered according to our provision for aging policy for the year ended December 31, 2014.

Operating Expenses—Selling Expenses

Our selling expenses from continuing operations increased by 2045% from $0.14 million for the fiscal year ended December 31, 2014 to $2.98 million for the fiscal year ended December 31, 2015. The increased in selling expenses was mainly because the Company invested more resource and energy in market development for sleep respiratory business, such as employ more sales staff, attending more medical device exhibitions, etc. Along with the Company’s business shifting strategy, we believe the selling expenses will increase accordingly as we concentrate on market development for sleep respiratory business which will become a major revenue generator of our revenues in the future.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $6.90 million in 2015, compared to operating loss of approximately $1.43 million in 2014. Operating loss increased by 384%, which was mainly because of the reduced revenues, and the increased general and administrative expenses and selling expenses.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2015, the gain related to changes in the fair value of warrants liability relating to the warrants issued to investors and placement agents was $390,324, compared to a gain of $2,866,171 for the year ended December 31, 2014, a decrease of $2,475,847 from 2014. The gain on the changes in the fair value of warrants liability was due to the decrease in the price of our common stock underlying the warrants issued on February 21, 2014, which decreased from $9.12 on the issuance date to $2.26 on December 31, 2015.

Taxation

Our income tax benefit (expense) was approximately $11,978 in 2015, compared to approximately ($357,726) in 2014. Our income tax decreased $0.37 million primarily due to the decrease in taxable income in this period.

Net Income(Loss) from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $6.70 million in 2015, compared to approximately a net income from continuing operations of $0.97 million in 2014.

Net Loss from Discontinued Operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. As a result of this strategy shifting, we had net loss from discontinued operations of approximately $3.66 million in 2015, compared to approximately a net loss from discontinued operations of $26 million in 2014.

Net Loss

As a result of the foregoing, we had net loss of approximately $10.36 million in 2015, compared to approximately a net loss of $25.03 million in 2014. After deduction of non-controlling interest in loss, net loss attributable to the Company was approximately $10.22 million and $24.30 million in 2015 and 2014, respectively.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2016, we had $10.79 million in cash and cash equivalents, increased from $615,517 at December 31, 2015. As a result of increased cash flow associated with Lianluo Interactive's purchase of 11,111,111 shares of the company, the cash flows from financing activities in 2016 increased $12.18 million comparing with the same period in 2015. Investments in research and development activities for sleep respiratory business and market development activities resulted in a $2.76 million flow out in cash flow from operating activities. To the extent of the Company’s expansion of new business and products, we may need to rely on a variety of sources of funding, including but not limited to operating cash, and debt and/or equity financing.

Operating Activities

Net cash used in operating activities was $2,756,711 for the year ended December 31, 2016, compared to $2,344,815 used in operating activities for the same period in 2015. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations was $9,999,642 in 2016, an increase of approximately $3.3 million from net loss of $6,698,870 for the same period of 2015, as a result of the factors described above.

(ii)

Stock-based compensation expense incurred $947,481 in 2016, while in 2015, stock-based compensation expense incurred $1,055,744. The decrease was mainly due to the resignation of the employees and the expiration of the options.

(iii)

Depreciation and amortization was $1,232,263 in 2016, while in 2015 incurred $525,916. The increase was mainly due to the change of the policy of depreciation and amortization from July 31, 2016 and the increased fixed assets.

(iv)

Provision for inventory obsolescence was $2,450,213 in 2016, while in 2015 incurred $16,203. As the improvement of technology, the software of sleep respiration devices has been replaced by new products and the relevant inventories had been reported as impaired.

(v)

Loss from warrant redemption was $1,091,719 in 2016 and nil in 2015, since the Company completed the redemption of the warrants on June 2, 2016 and did not redeem any warrants in 2015. As all of such warrants have been redeemed, this expense is not expected to recur.

(vi)

Accrued expenses and other current liabilities from continuing operations decreased by $1,315,779 in 2016, compared with an increase of $1,336,906 in 2015. The decrease in 2016 was mainly due to the payments for our research and development expenditures at sleep respiratory business, marketing expenses and other costs accrued our new products.

(vii)

Advances to third party suppliers from continuing operations decreased by $352,956 in 2016, compared with a decrease of $1,011,843 in 2015. The decrease was mainly due to more inventory was received in 2016.

(viii)

Other receivables from continuing operations decreased by $13,272 in 2016, compared with a decrease of $1,588,626 in 2015. The decrease in 2016 was mainly because of the decrease of contract deposits for large contracts of traditional medical devices business in 2015. No such event happened in 2016.

(ix)	Inventories from continuing operations decreased by $1,185,688 in 2016, compared with a decrease of $41,816 in 2015. The change was mainly to the disposal of obsolescent inventories.
(x)	Net cash used in operating activities from discontinued operations was $146,898 in 2016, compared with the amount of $1,133,122 in 2015. The change was because of our Company’s change in business strategy and the termination of the VIE Agreement on July 31, 2016.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was $652,467, compared to $27,861 used in investing activities for the same period of 2015. The change in investing activities was mainly attributable to our purchases of sleep respiratory diagnosis and analysis systems and equipment for our sleep respiratory business.

Financing Activities

We repaid $1,505,000 of short-term bank loans in 2016 without obtaining any new short-term bank loans, as compared to receiving $4,008,975 proceeds from short-term bank loans and repaid $4,810,770 of short-term bank loans in 2015. We repaid $2,843,698 of short-term loans from Mr. Ping Chen, who was the major shareholder of our Company and the CEO, and entered into seven loan agreements with Mr. Ping Chen for an aggregate amount of $718,638 in 2016. We borrowed and repaid $15,050 of short-term loans from BTL in 2016. In 2015, we repaid $1,603,590 of short-term loans from Mr. Ping Chen, who was the major shareholder of our Company and the CEO, and entered into three loan agreements with Mr. Ping Chen for an aggregate amount of $3,867,859. We borrowed and repaid $184,460 of short-term loans from BTL in 2015. We paid $1,116,744 for warrants redemption in 2016. We received proceeds of $18,412,462 from issuance of 11,111,111 common shares to HLI in 2016 and the remaining outstanding subscription receivable balance of $1,492,538 was collected in 2017. The net amount provided by financing activities was $13,675,808 in 2016, compared to $1,498,724 for the same period of 2015.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$151,097	$78,833	72,264	-
Total	$151,097	$78,833	72,264	-

The leased properties are principally located in the PRC, and we use such properties for administration and warehouse facilities. The leases are renewable subject to negotiation.

Capital Expenditures

We made capital expenditures of approximately $0.64 million, $0.03 million and $5.41 million in 2016, 2015 and 2014, respectively, representing 4.87%, 3.72% and 194.88% of our total revenues, respectively. In 2016 and 2015, we distributed our sleep respiratory detection devices and PPG sensors to model public hospitals and private medical centers. In 2014, our capital expenditures were used to purchase machinery for our assembly line and obtain software copyrights.

Critical Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries (collectively, the “Company”).All inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Lianluo Smart, BDL and BTL. Before July 31, 2016, BTL’s building was pledged as collateral for BDL’s bank loans. In exchange, BDL loaned money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. In accordance, BDL is the primary beneficiary of BTL, as the entity that was most closely associated with BTL. BTL was considered a variable interest entity of BDL. Upon execution of the VIE Termination on July 31, 2016, BTL was deconsolidated from Lianluo Smart and its subsidiaries. The results of BTL’s operations were reflected in the Company’s consolidated financial statements as discontinued operations.

Reclassifications

Certain prior year balances were reclassified to conform to the current year's presentation with consideration of reflecting the Company’s traditional medical device business and the operating results of BTL as discontinued operations. None of these reclassifications had an impact on reported financial position or cash flows for any of the periods presented.

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

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives before July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Depreciation is calculated on a straight-line basis over the following estimated useful lives after July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	5 years

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

Cost of Revenue

Cost of revenue primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, impairment loss, and other expenses associated with the assembly and distribution of products.

Service Income and Expense

Service income and expense represent activities related to repair services provided to the customers by BDL, and the commission fee from customers.

Foreign Currency Translation

The accounts of Lianluo Smart, BDL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars. Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The foreign currency accounts of BDL and BTL are translated in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues and expenses are translated at average exchange rates in effect during the periods. Because cash flows are translated based on the average translating rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessary agree with changes in the corresponding balances on the balance sheets. Equity is translated at the historical rate of exchange at the date of capital contribution. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity.

Termination of the VIE agreements with Beijing Dehaier Technology Limited (“BTL”)

In accordance with ASC 810-10-40-4, a parent shall deconsolidate a subsidiary or derecognize a group of assets specified in the preceding paragraph as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

ASC 810-10-55-4A also states that all of the following are circumstances that result in deconsolidation of a subsidiary under ASC 810-10-40-4:

a.	A parent sells all or part of its ownership interest in its subsidiary, and as a result, the parent no longer has a controlling financial interest in the subsidiary.
b.	The expiration of a contractual agreement that gave control of the subsidiary to the parent.
c.	The subsidiary issues shares, which reduces the parent’s ownership interest in the subsidiary so that the parent no longer has a controlling financial interest in the subsidiary.
d.	The subsidiary becomes subject to the control of a government, court, administrator, or regulator.

As the result, on July 31, 2016, the Company deconsolidated BTL from its consolidated financial statements upon termination of the VIE agreement with BTL.

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

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $1,196,161, $1,918,446 and $100,199 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs from the discontinued operations were $0, $580,216 and $515,135 for the years ended December 31, 2016, 2015 and 2014, respectively. Our research and development team consists of 5 engineers, representing 11% of our employees as of December 31, 2016.

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

In summary, as a vital component of China’s current health system reform, the medical device industry has been incorporated into the national strategic development plan. In 2017, we anticipate new opportunities and combined with favorable government policies, it will position us for continued growth in medical device industry.

In spite of these new opportunities, we believe the landscape in China’s medical device industry is shifting, and we have taken steps to change focus accordingly. We have seen eroding profit margins on our traditional medical device sales, which we believe is due to a combination of increasingly available high technology and more transparent pricing models. As a result, we reduced our reliance on the traditional medical device industry, and shifted our main business to smart medical wearable device, smart device and smart ecosystem platform. We believe these industries are relatively immature in China and believe this status allows significant growth potential in the near term. We are, however, aware that as the market matures, we should expect to see more transparency in pricing and margin erosion as well.

Ministry of Industry and Information Technology of the People’s Republic of China and National Development and Reform Commission jointly issued Specific Project of Smart Device Industry Innovative Development(2016-2018) on September 19, 2016 to support the improvement of Chinese smart technology and supply of advanced product. With the development of "Internet+ Healthcare" and the acceleration of "Healthy China", the medical wearable device industry is hopefully entering a rapid development period.

Meanwhile, medical wearable devices are expected to be the most favorable industry in the whole wearable devices market. Nowadays many companies are positively distributing in medical industry through acquisition or release of related medical wearable devices to enlarge their market shares in medical industry. The fast development in medical wearable device industry has drawn great attention. Many leading companies and medium and small sized innovative companies, entrepreneurs and investors are entering medical wearable device industry. According to statistics, the scale of Chinese medical wearable device market has grown from more than $300 million(RMB 2.2 billion) in 2014 to about $3.3 billion(RMB 22.8 billion) in 2016, and it is estimated that the scale would reach $4.3 billion(RMB 30 billion) in 2017.

After rapid growth in 2015, the smart device market kept increasing in 2016. The scale of the market broke $7.9 billion(RMB 55.2 billion) in 2016 from $6 billion(RMB 42.4 billion) in 2015, and is estimated to reach $10.2 billion(RMB 71.6 billion) in 2017.

From the industry level, the scale of the smart device market is still rapidly growing, and large companies will continue to extend their smart ecosystem. Benefitting from the maturation of the platform, medium and small sized companies will be more concentrated on products.

From product level, optimization of connection and interactive mode is the key point of smart device growth. Smart home will continuously be the hotspot of growth. User engagement with smart products is closely related to its practicability. Simple and multiple interactive modes are able to meet users' demands more efficiently.

The ultimate value of smart product is to serve users. To integrate advantages of other industries and join smart devices up with more third-party service is the key point of service expansion. With cooperation with traditional enterprises, smart device will rapidly reach out to customers from concept, and bring smart life to people. With the molding of platform and ecosystem, and the birth of new technologies, e.g. virtual reality, the life style of more users will change, and the time of smart life will come.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations	$151,097	$78,833	$72,264	$-	$-
Total	$151,097	$78,833	$72,264	$-	$-

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position Held
Zhitao He	35	Chairman and Director
Ping Chen(1)(2)	54	Chief Executive Officer and Director
Hui Zhou(1)(3)	34	Chief Financial Officer
Richard Zhiqiang Chang(1)(3)(4)(5)(6)	54	Independent Director
Bin Pan(1)(4)(5)(6)(7)	44	Independent Director
Mingwei Zhang(1)(4)(5)(6)(7)6)(7)	64	Independent Director

(1)	The individual’s business address is Room 2108, 21th Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.
(2)	Class III director whose term expires in 2019.
(3)	Class II director whose term expires in 2018.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2017.

Zhitao He. Mr. He has served as the Company chairman and director since October 2016. Mr. Zhitao He is also the Chairman of the Board of Lianluo Interactive, a China-listed company. Mr. Zhitao He successfully led Lianluo Interactive to list on China’s A share market (ticker: 002280). Mr. Zhitao He was named one of the "10 Top Entrepreneurs of Post-1980s" by Hurun Report and "Top Ten Entrepreneurial Leader of Listed Companies" by Securities Times. In the past two years, under his leadership, Lianluo Interactive has moved into the field of smart hardware, including the purchase of leading American electronics online retailer Newegg(http://www.newegg.com), investments in American virtual reality ("VR") device manufacturer Avegant(www.avegant.com) and hardware corporation Razer(http://www.razerzone.com), and promotion of the world's biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Lianluo Interactive to become a closed loop of "Software and Hardware + Platform + Channels".

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

Hui (Cherry) Zhou. Ms. Zhou has served as our Chief Financial Officer since October 2016. Ms. Zhou possesses 9 years ’audit experience in big 4 accounting firm and 8 months’ accounting manager experience. Skilled in financial reporting, analysis and internal control audit, Ms. Zhou is familiar with PRC GAAP, US GAAP and IFRS. Ms. Zhou has participated in a few of large scale domestic listed companies, MNC’s annual audit, H share IPO audit and NASDAQ engagements, etc. Ms. Zhou possesses high sense of responsibility, good communication skills, team spirit and team management capacity. She got Intermediate accountant certificate, CPA qualification and the qualification of securities. Ms. Zhou earned a Bachelor degree in ZhongNan University of Economics and Law in Accounting in June 2005. Ms. Zhou has been chosen to serve as the company CFO because of her professional in financial matters and her seasoned experience in operations.

Richard Zhiqiang Chang. Mr. Richard Chang has been CEO of Beijing Zhineng Technology Co., Ltd. in Beijing China since October 2015. Prior to that position, he served as a Key Account Manager and Business VP at AREVA Inc. in Beijing, China from 2013 through October 2015 and Chief Representative and Regional VP at Ventyx Inc. in Atlanta, Georgia from July 2009 to July 2013. Mr. Chang earned a master’s degree in computer science in 1997 from the University of Texas as Dallas, a master’s degree in automation in 1990 from Shanghai Jiaotong University and a bachelor’s degree in automation in 1985 from the same school.

Bin Pan. Mr. Pan has served as a company independent director since October, 2016. Mr. Bin Pan is the Chairman of Shanghai Hubo Investment Management Co., Ltd. He is also the independent director of Hangzhou Lianluo Interactive Information Technology Co. Ltd., Shanghai Yaoji Playing Card Co., Ltd, Shenzhen Prolto Supply Chain Management Co., Ltd and Shanghai Zhixin Electric Co., Ltd. Mr. Pan is a partner in Shanghai Capital Law & Partners law firm since June 2004. He used to be the vice-president at the investment banking division of China Southern Securities Co., Ltd. from March 1997 to June 2004. Mr. Pan earned his master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his bachelor’s degree in 1994 from Huazhong University of Science and Technology University.

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

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2016 to Ping Chen, our principal executive officer, and Hui Zhou, our principal financial officer.

Summary Executive Compensation Table

Name and principal position	Salary	Bonus	Option Awards		All Other Compensation	Total
Ping Chen, Principal Executive Officer	$24,292	$1,143	$396,430	(1)(2)(3)(4)(5)	$-	$421,865
Hui (Cherry) Zhou Chief Financial Officer	$3,612	$-	$-		$-	$3,612

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table. We have amortized $36,460 of such grant in the year ended December 31, 2016.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table. We have amortized $42,030 of such grant in the year ended December 31, 2016.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table. We have amortized $135,284 of such grant in the year ended December 31, 2016.

(4)	On July 30, 2015, 348,800 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $1.96 per share. We have amortized $333,104 of such grant in the year ended December 31, 2016.

(5)	On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is reflected in the Summary Executive Compensation Table, even though not all options have vested. We have amortized $197,175 of such grant in the year ended December 31, 2016.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Richard Zhiqiang Chang and Mr. Bin Pan receive $8,000 annually. The following table shows the annual compensation paid by us for the year ended December 31, 2016 to our directors.

Summary Director Compensation Table

Name	Fees earned or paid in cash		Stock-based Compensation		Total(1)
Zhitao He(2)		$0		$0		$0
Ping Chen(3)	$	N/A	$	N/A	$	N/A
Huili (Alisa) Li(3)(4)		N/A	$	N/A		N/A
Xiaoguang Shen(5)		$0		$18,650		$18,650
Genhui Chen(6)		$6,000		$37,300		$43,300
Mingwei Zhang(7)		$8,000		$55,951		$63,951
Bin Pan(2)		$0		$0		$0
Richard Zhiqiang Chang(2)		$0		$0		$0

(1)	During 2016, 5 directors received options from the 2014 Incentive Plan-Mr. Ping Chen received 210,867 options; Mr. Mingwei Zhang received 20,000 options; Mr. Xiaoguang Shen received 10,000 options; Mr. Genhui Chen received 20,000 options; Ms. Huili(Alisa) Li received 30,000 options.
(2)	Mr. Zhitao He, Mr. Bin Pan and Mr. Richard Zhiqiang Chang are newly elected directors of the Board and come into effect from October 24, 2016.
(3)	Mr. Ping Chen and Ms. Huili (Alisa) Li received compensation in their capacity as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.
(4)	Ms. Huili (Alisa) Li has resigned the Company CFO on October 24, 2016 and her granted options expired on January 23, 2017. We have amortized $44,396 of such amount in the year ended December 31, 2016
(5)	Mr. Xiaoguang Shen resigned as a director on October 24, 2016 and his granted options expired on January 23, 2017. We have amortized $17,523 of such amount in the year ended December 31, 2016.
(6)	Mr. Genhui Chen resigned as a director on October 24, 2016 and his granted options expired on January 23, 2017. We have amortized $37,962 of such amount in the year ended December 31, 2016
(7)	Mr. Mingwei Zhang received 11,975 common shares on June 16, 2014 from the company pursuant to the director compensation plan. We have amortized $0 of such amount in the year ended December 31, 2016. Mr. Mingwei Zhang received a grant of options to purchase 20,000 shares from the company on August 7, 2015, of which 50% has vested as of December 31, 2016. The expiration date of the options is August 7, 2025. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.63 per underlying share. We have amortized $16,344 of such amount in the year ended December 31, 2016. Mr. Mingwei Zhang received a grant of options to purchase 20,000 shares from the company on March 21, 2016, of which 0% has vested as of December 31, 2016. The expiration date of the options is August 7, 2026. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.87 per underlying share. We have amortized $28,052 of such amount in the year ended December 31, 2016.

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors and officers and the expiration of current director terms. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services.

Board of Directors and Board Committees

Our board of directors currently consists of 5 directors. There are no family relationships between any of our executive officers and directors. The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Chang, Mr. Zhang and Mr. Pan are our independent directors.

We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company.

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

As of December 31, 2016, we had 66 employees, all of whom were full-time employees and were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2016, 2015 and 2014, we had 66, 89 and 107 employees, respectively.

		December 31,
	2014	2015	2016

Total	107	89	66
Mid and high level Manager	29	26	25
Sales	50	46	22
R&D and Customization	9	7	5
Assembly and Procurement	19	10	14

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 28, 2017 by:

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 17,312,586 common shares outstanding as of April 28, 2017. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 28, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	1,812,342	(3)	9.32%

Genhui Chen	8,000	(4)	*
Mingwei Zhang	21,975	(5)	*
Xiaoguang Shen	0	(6)	*
Huili (Alisa) Li	0	(7)	*

All officers and directors as a group	1,834,317		9.39%
Chen Ping Ltd.	1,812,342		9.32%
Hangzhou Lianluo Interactive Information Technology Co., Ltd.	12,111,111		64.18%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	We have used 17,312,586 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.

(3)	Represents (a) 1,104,742 shares owned by Chen Ping Ltd.; (b) vested options to purchase 90,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011; (c) vested options to purchase 56,400 shares for an exercise price of $2.30 per share that were granted on October 7, 2013; (d) vested options to purchase 52,400 shares for an exercise price of $5.31 per share that were granted on August 20, 2014; (e) 100,000 shares issued on August 20, 2014; and (f) 348,800 shares granted on December 3, 2015 that are subject to full or partial forfeiture in the event Mr. Chen does not remain an officer or director of our Company for two years after the date of grant. (g) 60,000 options that have been transferred into common shares for an exercise price of $1.45 per share that were granted on December 29, 2011. These numbers do not include (i) unvested options to purchase 37,600 shares for an exercise price of $2.30 per share that were granted on October 7, 2013; (ii) unvested options to purchase 78,600 shares for an exercise price of $5.31 per share that were granted on August 20, 2014; or (iii) unvested options to purchase 210,867 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

(4)	Represents (a) vested options to purchase 8,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011 and (b) not include vested options to purchase 12,000 shares for an exercise price of $1.45 per share that were granted on December 29, 2011 and vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015 which have been invalid since his resignation in October 2016.

(5)	Represents (a) 11,975 shares issued on June 16, 2014 and (b) vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (ii) unvested options to purchase 20,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

(6)	Represents (a) Vested options to purchase 5,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015 and (b) unvested options to purchase 5,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (c) unvested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016 have all been invalid since his resignation in October 2016.

(7)	Represents (a) Vested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015. (b) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (c) unvested options to purchase 30,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016 have all been invalid since her resignation in October 2016.

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

The following table sets forth information with respect to beneficial ownership of our common shares as of April 28, 2017 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 17,312,586 common shares outstanding as of April 28, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 28, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China. During the past three years, our major shareholder, Ping Chen, has increased his shares of stock in the company by way of incentive grants of stock and options, and we have sold 11,111,111 shares to Hangzhou Lianluo Interactive Information Technology Co., Ltd. None of the major shareholders have special voting rights.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Chen Ping Ltd.	1,812,342	(3)	9.32%
Hangzhou Lianluo Interactive Information Technology Co., Ltd.	11,111,111		64.18%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.

(3)	Ping Chen has the sole power to direct the voting and disposition of the 1,613,542 shares held by Chen Ping Ltd. The number also includes 198,800 shares underlying options, which will have vested within 60 days hereof. The shares reflected for Chen Ping Ltd. include only shares held by such company and do not include shares underlying options or shares held by Ping Chen directly.

As of April 28, 2017, we had five shareholders of record, all of which were located outside of the United States and held an aggregate of 17,312,586 of our common shares, representing 100% of our outstanding common shares, and one of which was located in the United States and held an aggregate of 25.44% of our common shares of our outstanding common shares. However, this U.S. shareholder of record is CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B.	Related party transactions

a.	Purchase transactions

The Company entered into related party transactions in the fiscal years ended December 31, 2016, 2015 and 2014.

The Company’s related party transactions include purchases of property, plant and equipment. These transactions were consummated at fair market price and under similar terms as those with the Company's customers and suppliers.

During the years ended December 31, 2016, 2015 and 2014, the Company entered into related party transactions as shown below:

	December 31,
	2016	2015	2014

	US$	US$	US$
Deposits for purchase of property, plant and equipment – related party	-	-	1,498,627
Purchases from related party	497	1,728,676	1,142,845
Purchases of intangible assets from related party	-	-	325,400

b.	Loan from related party–the director and CEO, Mr. Ping Chen

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen, who is the CEO and a major shareholder of the Company, in the amount of $660,679 (RMB 4,120,000) with floating interest rate which was 6.96% in 2016. The loan is due on March 27, 2016 and had been repaid on October 24, 2016 with an interest payment of approximately $29,200 or RMB 194,066.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Ping Chen in the amount of $3,207,180 (RMB 20,000,000) with no floating interest rate and maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB 10,000,000). The remaining had been repaid on October 21, 2016.

During the year ended December 31, 2016, the Company obtained loans from its related party, Mr. Ping Chen, in an aggregate amount of $718,638 (RMB 4,775,000), with no interest charge, which had been fully repaid on October 24, 2016.

c.	Related party transaction with BTL

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL, which terminated the VIE relationship with the Company and deconsolidated from the Company’s financial statements on July 31, 2016, for a purchase price of $146,032 or RMB 920,000. As of December 31, 2016, the Company reported an outstanding payable of $146,032 to BTL.

Before the Company terminated the VIE agreement with BTL on July, 31, 2016, the Company had various transactions with BTL. During the year ended December 31, 2016, the Company had the following transactions with BTL:

(1)	The Company repaid loans of $69,253 or RMB 460,151 in total to BTL, including various expenses paid by BTL on behalf of the Company and loans from BTL from prior years. Those loans were no interest free loans. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

(2)	The Company reported a technical support expense of $9,027 or RMB 59,981 to BTL for its product maintenance. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

(3)	The Company leased an office space from BTL with an annual rental of $36,120 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company had the following transactions with BTL:

(1)	The Company received loans of $184,460 or RMB 1,150,000 from BTL and repaid approximately $230,976 or RMB 1,440,000 to BTL, including various expenses paid by BTL on behalf of the Company. Those loans were no interest free loans. As of December 31, 2015, the outstanding balance of $38,792 or RMB 251,731 was reported in the Company’s consolidated financial statements.

(2)	The Company leased an office space from BTL with an annual rental of $38,496 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2015, no outstanding balance was reported in the Company’s consolidated financial statements.

d.	Loan to related party — Digital Grid (Hong Kong) Technology Co., Limited

On December 20, 2016, the Company entered a $2 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 30, 2016, the Company received the repayment and related interest in total of $2,002,110 from Digital Grid (Hong Kong) Technology Co., Limited.

e.	Related party transaction with HLI

On April 28, 2016, the Company entered into a definitive securities purchase agreement (“SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”), a publicly listed company on the Shenzhen Stock Exchange, pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from HLI which had been collected on April 13, 2017. In addition, during the years ended December 31, 2016 and 2015, the Company made inventory purchases of $497 and $0 with HLI, respectively. As of December 31, 2016, the Company reported an outstanding payable of $475 to HLI.

f.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

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

	Market Price Per Share
	High	Low
Yearly:
2012	$3.95	$1.26
2013	$4.85	$1.80
2014	$12.89	$2.52
2015	$4.29	$1.22
2016	$2.88	$0.79

Quarterly:
2014
First quarter	$11.95	$3.88
Second quarter	$8.07	$4.75
Third quarter	$6.08	$4.96
Fourth quarter	$5.02	$2.77

2015
First quarter	$3.7609	$2.4899
Second quarter	$3.18	$2.62
Third quarter	$2.74	$1.35
Fourth quarter	$4.29	$1.22

2016
First quarter	$2.445	$1.525
Second quarter	$2.88	$1.23
Third quarter	$2.15	$1.50
Fourth quarter	$1.89	$0.79

Monthly:
2017
January	$1.88	$1.42
February	$1.62	$1.50
March	$1.68	$1.47
April (through April 26, 2017)	$1.70	$1.50

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “LLIT” and previously under the symbol “DHRM.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to (a) the material headed “Description of Share Capital” in our Registration Statement on Form S-1, File no. 333-163041, filed with the SEC on November 12, 2009, as amended and (b) our amended and restated articles and memorandum of association filed as Exhibits 1.1 and 1.2 to a current report on Form 6-K filed on November 18, 2016. Other than as stated there, we have amended and restated our articles and memorandum of association to reflect the change of our name to Lianluo Smart Limited.

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

On April 28, 2016, entered into a definitive securities purchase agreement (the "SPA") with Hangzhou Lianluo Interactive Information Technology Co., Ltd. ("Lianluo Interactive"), a publicly listed company on the Shenzhen Stock Exchange (Trading Ticker: 002280) pursuant to which Lianluo Interactive agreed to purchase 11,111,111 restricted common shares of the Company (the "Shares") for an aggregate of $20,000,000 (the "Purchase Price"). The Purchase Price is $1.80 per share, which represents a 35% premium to Lianluo Smart's closing price of $1.33 on April 27, 2016.

In consideration of the payment by Lianluo Interactive of the Purchase Price, Lianluo Interactive and its designees will also receive warrants to purchase 1,000,000 restricted common shares of the Company at a purchase price of $2.20 per share (the "Warrants"). The Warrants are exercisable by Lianluo Interactive or its designees in whole or in part and are exercisable at any time after the Closing of the SPA.

On June 6, 2016, the Company sold 620,414 of these shares to Lianluo Interactive in a first closing under the SPA. On June 28, 2016, Lianluo Smart entered into Amendment No. 1 to the SPA with Lianluo Interactive. In accordance with Amendment No. 1 to SPA, the closing date was extended from June 30, 2016 to September 30, 2016.

On August 18, 2016, the Company sold 10,490,697 shares to Lianluo Interactive and closed the share purchase deal under the SPA with the total shares purchased of 11,111,111 shares. In addition, the Company issued warrants to purchase an additional 1 million shares.

D.	Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 1997 and 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Q uantitative and Qualitative Disclosures about Market Risk

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2016, 0.4% of our net revenues were generated from sales denominated in currencies of U.S. dollar. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi resulted in a decrease of $149 in operating income in 2016.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2016, our outstanding short-term borrowings were nil.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2% in 2014, 1.4% in 2015 and 2% in 2016. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2016 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the company’s disclosure controls and procedures were not effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2016. In making this assessment, management used the 2013 COSO framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and did not identify any significant deficiencies and material weaknesses as of December 31, 2016. However, based on the fact that the system of our inventory management is not automatically, which could not prevent some manual errors. Although the errors can be detective in review process and revised timely, it impacts our efficiency during the inventory management. Otherwise, this annual report does not include an attestation report of the Company’s registered public accounting firm because the Company is not an accelerated or large accelerated filer and does not otherwise elect to include such an attestation report.

In an effort to remedy this material weakness in the future, we intend to do the following:

(1)	Optimize the system of our inventory management and install Kingdee ERP system that is consistent with Lianluo Interactive.

(2)	Involve engineers of Kingdee Company to help us optimize the process of inventory management and strengthen our IT internal control.

(3)	Design and implement a program to provide ongoing company-wide training regarding ERP system.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the three or twelve months ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Room 2108, 21st Floor,

China Railway Construction Building,

No. 20 Shijingshan Road, 100040,

Beijing, China

Attention: Secretary

Item 16C.	Principal Accountant Fees and Services

HHC served as the Company’s independent registered public accounting firm for fiscal 2016. Audit services provided by HHC for fiscal 2016 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

HHC’s fees for the annual audit of our financial statements were $150,000 and $240,000 for fiscal 2016 and 2015, respectively. In addition, we paid the predecessor auditor Friedman LLP $180,035 for fiscal 2015.

Audit-Related Fees

The Company has not paid HHC for audit-related services in fiscal 2016 or 2015.

Tax Fees

The Company has not paid HHC for tax services in fiscal 2016 or 2015.

All Other Fees

The Company has not paid HHC for any other services in fiscal 2016 or 2015.

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

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2016.

Item 16F.	Change in Registrant’s Certifying Accountant.

On June 17, 2016, our Audit Committee and Board of Directors approved the appointment of HHC and the dismissal of Friedman LLP. The decision was due to Friedman’s inability to commit to a timeline in which to complete the 2015 audit and to form an opinion based on the information provided to Friedman. Friedman’s report on the financial statements for the year ended December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the registrant's fiscal year ended December 31, 2015 and preceding such dismissal, Friedman notified us that they had not received sufficient information to satisfy their audit procedures of the Company’s consolidated financial statements and, therefore, could not form an opinion due to the lack of such information. Friedman has advised us that we have not provided sufficient evidence to establish the timing and nature of write-offs and reserves related to certain accounts receivable, inventory, prepayments and other receivables, which, if investigated further, could impact the previously-issued audit report or the underlying financial statements for the year ended December 31, 2014. Other than as mentioned here, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lianluo Smart Limited are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit
Number	Document

1.1	Third Amended and Restated Articles of Association of the Registrant(1)

1.2	Third Amended and Restated Memorandum of Association of the Registrant(1)

2.1	Specimen Share Certificate(1)

2.2	Form of Warrant to purchase Common Shares by the Company.(2)

4.1	2009 Share Incentive Plan(1)

4.2	2013 Share Incentive Plan(3)

4.3	2014 Share Incentive Plan(4)

4.4	Warrant Repurchase Agreement(5)

4.5	Share Purchase Agreement(6)

4.6	First Amendment to Share Purchase Agreement(6)

8.1	Subsidiaries of the Registrant(7)

11.1	Code of Business Conduct and Ethics(1)

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

15.1	Audit Committee Charter(9)

101.INS	XBRL Instance Document(7)

101.SCH	XBRL Taxonomy Extension Schema Document(7)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(7)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(7)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(7)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(7)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on November 29, 2013.
(4)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed on July 1, 2014.
(5)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on April 22, 2016.
(6)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed on June 30, 2016.
(7)	Filed herewith.
(8)	Furnished herewith.
(9)	Incorporated by reference to the registrant’s Form 10-K, File no. 001-34661, filed on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 28th day of April, 2017.

Lianluo Smart LIMITED

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: April 28, 2017

LIANLUO SMART LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Lianluo Smart Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Lianluo Smart Limited and Subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015 and the results of operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ HHC

Forest Hills, New York

April 28, 2017

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,792,823	$615,517
Accounts receivable, net	78,113	54,251
Other receivables, net	89,520	61,002
Advances to suppliers–third parties	238,776	590,637
Advance to supplier–related party	-	875,044
Inventories, net	136,916	3,975,114
Current assets held for discontinued operations	-	696,768
Total Current Assets	11,336,148	6,868,333

Property and equipment, net	1,406,140	1,755,001
Intangible assets, net	3,809,849	4,448,804
Long-term prepaid expenses	-	290,036
Other assets held for discontinued operations	-	513,073
Total Assets	$16,552,137	$13,875,247

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$-	$1,541,000
Short-term borrowings -related party	-	2,175,892
Accounts payable	72,451	20,872
Advances from customers	106,521	42,980
Accrued expenses and other current liabilities	643,324	1,789,481
Taxes payable	-	113,429
Warranty obligation	146,271	11,708
Due to related parties	146,507	38,792
Current liabilities held for discontinued operations	-	671,492
Total Current Liabilities	1,115,074	6,405,646

OTHER LIABILITIES
Warrants liability	-	162,736
Total Liabilities	1,115,074	6,568,382

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,312,586 and 6,194,475 shares issued and outstanding at December 31, 2016 and 2015, respectively	47,281	16,918
Additional paid in capital	39,150,635	19,810,905
Accumulated deficit	(26,499,675)	(16,377,900)
Accumulated other comprehensive income	2,738,822	2,989,116
Total Lianluo Smart Limited shareholders' equity	15,437,063	6,439,039
Non-controlling interest	-	867,826
Total equity	15,437,063	7,306,865
Total liabilities and equity	$16,552,137	$13,875,247

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2016	2015	2014
			(restated)
Revenues	$13,062,373	$738,301	$2,774,241

Costs of revenue	(16,627,535)	(927,286)	(1,802,864)

Gross profit (loss)	(3,565,162)	(188,985)	971,377

Service incomes	14,587	1,600,012	47,665
Service expenses	(21,130)	(1,234,257)	(29,022)
General and administrative expenses	(4,643,962)	(4,089,592)	(1,929,206)
Recovery gain from doubtful accounts (provision for doubtful accounts)	150,280	(8,544)	(347,891)
Selling expenses	(1,018,581)	(2,982,447)	(138,981)

Operating loss	(9,083,968)	(6,903,813)	(1,426,058)

Financial expenses	(125,127)	(194,773)	(174,463)
Other incomes	68,436	-	83,762
Other expenses	-	(2,586)	(21,850)
Loss from warrant redemption	(1,091,719)	-	-
Change in fair value of warrants liability	137,710	390,324	2,866,171

Income (loss) before provision for income tax and non-controlling interest	(10,094,668)	(6,710,848)	1,327,562

Provision for income tax (expense) benefit	95,026	11,978	(357,726)

Net income (loss) from continuing operations	(9,999,642)	(6,698,870)	969,836

Discontinued operations:
Loss from disposal of discontinued component, net of taxes	(82,579)	-	-
Loss from operations of discontinued component, net of taxes	(168,574)	(3,663,465)	(26,003,708)

Net loss	(10,250,795)	(10,362,335)	(25,033,872)

Less: net loss attributable to non-controlling interest	(129,020)	(139,205)	(735,758)

Net loss attributable to Lianluo Smart Limited	$(10,121,775)	$(10,223,130)	$(24,298,114)

Net income (loss) from continuing operations	$(9,999,642)	$(6,698,870)	$969,836

Net loss from discontinued operations	(251,153)	(3,663,465)	(26,003,708)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	(567,162)	(461,548)	(576,891)

Comprehensive loss	(10,817,957)	(10,823,883)	(25,610,763)
-less comprehensive loss attributable to the non-controlling interest	(230,838)	(189,670)	(762,777)

Comprehensive loss attributable to Lianluo Smart Limited	$(10,587,119)	$(10,634,213)	$(24,847,986)

Loss per share
-Basic	$(0.97)	$(1.74)	$(4.41)
-Diluted	$(0.97)	$(1.73)	$(4.34)

Weighted average number of common shares used in computation
-Basic	10,422,765	5,862,647	5,510,076
-Diluted	10,428,951	5,896,534	5,597,169

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
				Retained Earnings	other
	Common stock		Additional	(Accumulated	comprehensive	Non-controlling
	Shares	Amount	Paid-in Capital	Deficit)	income	interest	Total
Balance as of January 1, 2014	4,668,000	$12,749	$13,752,187	$18,143,344	$3,950,071	$1,820,273	$37,678,624

Issuance of 134,000 shares upon excise of share-based awards	134,000	366	193,934	-	-	-	194,300
Issuance of 160,000 shares to non-employee	160,000	437	643,564	-	-	-	644,001
Issuance of 734,700 shares to investors	734,700	2,006	3,366,165	-	-	-	3,368,171
Issuance shares to employees, directors and officers	111,975	306	603,502	-	-	-	603,808
Stock based compensation	-	-	160,613	-	-	-	160,613
Foreign currency translation loss	-	-	-	-	(549,872)	(27,019)	(576,891)
Net income	-	-	-	(24,298,114)		(735,758)	(25,033,872)

Balance as of December 31, 2014	5,808,675	15,864	18,719,965	(6,154,770)	3,400,199	1,057,496	17,038,754

Issuance of 25,000 shares upon excise of share-based awards	25,000	68	36,182	-	-	-	36,250
Issuance of 12,000 shares to non-employee	12,000	33	32,307	-	-	-	32,340
Issuance of 348,800 shares to employee	348,800	953	665,255	-	-	-	666,208
Issuance of 349,000 options to employees	-	-	113,771	-	-	-	113,771
Stock based compensation	-	-	243,425	-	-	-	243,425
Foreign currency translation	-	-	-	-	(411,083)	(50,465)	(461,548)
Net loss	-	-	-	(10,223,130)	-	(139,205)	(10,362,335)

Balance as of December 31, 2015	6,194,475	16,918	19,810,905	(16,377,900)	2,989,116	867,826	7,306,865

Issuance of 4,000 shares upon excise of share-based awards	4,000	11	5,789	-	-	-	5,800
Issuance of 3,000 shares upon excise of share-based awards	3,000	8	4,342	-	-	-	4,350
Issuance of 11,111,111 shares for capital contribution	11,111,111	30,344	18,382,118	-	-	-	18,412,462
Stock based compensation	-	-	947,481	-	-	-	947,481
Foreign currency translation	-	-	-	-	(465,344)	(101,818)	(567,162)
Disposal of a subsidiary	-	-	-	-	215,050	(636,988)	(421,938)
Net loss	-	-	-	(10,121,775)	-	(129,020)	(10,250,795)

Balance as of December 31, 2016	17,312,586	$47,281	$39,150,635	$(26,499,675)	$2,738,822	$-	$15,437,063

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016	2015	2014
			(restated)
Cash flows from operating activities
Net loss	$(10,250,795)	$(10,362,335)	$(25,033,872)
Net loss from discontinued operations	(251,153)	(3,663,465)	(26,003,708)
Net income (loss) from continuing operations	(9,999,642)	(6,698,870)	969,836
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	947,481	1,055,744	1,408,422
Depreciation and amortization	1,232,263	525,916	174,962
Depreciation from prepaid expenses	23,372	-	-
Loss from disposal of inventories	202,297	-	-
Loss from warrant redemption	1,091,719	-	-
Loss on disposal of equipment and intangible assets	18,241	-	-
Change in fair value of warrants liability	(137,710)	(390,324)	(2,866,171)
Change in deferred tax assets	-	-	125,676
Provision for doubtful accounts(recovery gain from doubtful accounts) – accounts receivable	(139,716)	10,014	35,900
Provision for doubtful accounts (recovery gain from doubtful accounts) – other receivables	(41,790)	(1,899)	27,200
Provision for doubtful accounts (recovery gain from doubtful accounts) – advances to suppliers–third parties	(1,095)	429	326,098
Change in warranty reserve	141,449	(120,105)	(209,227)
Provision for inventory obsolescence	2,450,213	16,203	106,199
Changes in assets and liabilities:
Decrease in accounts receivable	115,854	32, 700	1,695,850
Decrease in advances to suppliers –third parties	352,956	1,011,843	3,752,091
Decrease (Increase) in advance to supplier– related party	875,044	623,583	(1,498,627)
Decrease (Increase) in other receivables	13,272	1,588,626	(437,005)
Decrease (Increase) in inventories	1,185,688	41,816	(3,713,655)
Decrease in taxes receivable	-	-	95,094
Decrease (Increase) in long-term prepaid expenses	266,664	(148,386)	(141,650)
Increase (Decrease) in accounts payable	51,579	(24,913)	(41,019)
Increase (Decrease) in due to related parties	107,715	(40,335)	(108)
Increase (Decrease) in advances from customers	63,541	(18,463)	(256,504)
Increase (Decrease) in accrued expenses and other current liabilities	(1,315,779)	1,336,906	(38,940)
Increase (Decrease) in taxes payable	(113,429)	(12,178)	45,068
Net cash used in operating activities from continuing operations	(2,609,813)	(1,211,693)	(440,510)
Net cash provided by (used in) operating activities from discontinued operations	(146,898)	(1,133,122)	4,577,863
Net cash provided by (used in) operating activities	(2,756,711)	(2,344,815)	4,137,353

Cash flows from investing activities
Capital expenditures and other additions	(636,130)	(27,477)	(2,053,039)
Loan to related party	(2,000,000)	-	-
Repayment from related party	2,002,110	-	-
Purchases of intangible assets	-	-	(3,353,353)
Net cash used in investing activities from continuing operations	(634,020)	(27,477)	(5,406,392)
Net cash used in investing activities from discontinued operations	(18,447)	(384)	(5,791,256)
Net cash used in investing activities	(652,467)	(27,861)	(11,197,648)

Cash flows from financing activities
Proceeds from related party loans	733,688	4,052,319	-
Repayments of related party loans	(2,858,748)	(1,788,050)	-
Proceeds from bank loans	-	4,008,975	2,944,000
Repayments of bank loans	(1,505,000)	(4,810,770)	(2,948,700)
Net proceeds from option exercises	10,150	36,250	194,300
Payment of warrant redemption	(1,116,744)	-	-
Net proceeds from issuance of common stock	18,412,462	-	6,066,546
Net cash provided by financing activities from continuing operations	13,675,808	1,498,724	6,256,146
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	13,675,808	1,498,724	6,256,146

Effect of exchange rate fluctuations on cash and cash equivalents	(98,531)	(229,087)	(61,033)

Net increase (decrease) in cash and cash equivalents	10,168,099	(1,103,039)	(865,182)

Cash and cash equivalents at beginning of year	624,724	1,727,763	2,592,945
Cash and cash equivalents at end of year	10,792,823	624,724	1,727,763

-less cash and cash equivalents at end of year from discontinued operations	-	(9,207)	(88,017)
Cash and cash equivalents at end of year from continuing operations	$10,792,823	$615,517	$1,639,746
Supplemental cash flow information
Income tax paid	$-	$-	$188,695
Interest paid	$128,537	$196,220	$176,231

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (previously known as “Dehaier Medical Systems Limited”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

Lianluo Smart distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary, Beijing Dehaier Medical Technology Co., Limited (“BDL”), and its affiliate, Beijing Dehaier Technology Limited (“BTL”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). On November 9, 2011, Lianluo Smart established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”).

During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016. The results of operations of the traditional medical device business were reflected in the Company’s consolidated financial statements as discontinued operations. Lianluo Smart, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including ventilator, laryngoscope, sleep apnea machines and other medical equipment accessories.

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL for a purchase price of $146,032 or RMB 920,000. As a result, BDL became a wholly owned subsidiary of the Company. As of December 31, 2016, the Company reported an outstanding payable of $146,032 to BTL.

On February 1, 2016, the Company set up a wholly owned subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company (“LCL”, used to be known as Connection Wearable Health Technology (Beijing) Co., Ltd., “CWHT”), for its future business development at the portable health device market. The relevant legal procedures to establish LCL were completed on June 20, 2016.

On April 28, 2016, we entered into a definitive securities purchase agreement (“SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”), a publicly listed company on the Shenzhen Stock Exchange, pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. Those shares were issued on June 6 and August 18, 2016, respectively. As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 which had been collected on April 13, 2017.

On April 21, 2016, the Company entered into warrant repurchase agreements with the holders of certain warrants pursuant to which the Company agreed to repurchase from the holders the Company’s outstanding warrant to purchase in aggregate 293,880 shares of the Company’s common shares, with an exercise price of $11.86 per share (the “Warrants”). The Warrants were issued on February 21, 2014 in connection with the Company’s registered direct offering of approximately $6.7 million of common shares and warrants. Pursuant to the Warrant Purchase Agreements, the Company will pay an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the Warrants) to repurchase the Warrants.

On July 31, 2016, one of the Company’s wholly-owned subsidiaries, BDL, entered into a Loss Absorption Agreement Termination (“VIE Termination”) with its variable interest entity (“VIE”), BTL. According to the VIE Termination, the loss absorption agreement executed on March 3, 2010 among BDL, BTL and its shareholders, including Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang, was terminated effective July 31, 2016. Consequently, BTL was deconsolidated from Lianluo Smart and its subsidiaries after the effectiveness of the VIE Termination. The results of BTL’s operations were reflected in the Company’s consolidated financial statements as discontinued operations.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Lianluo Smart, BDL and BTL. Before July 31, 2016, BTL’s building was pledged as collateral for BDL’s bank loans. In exchange, BDL loaned money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. In accordance, BDL is the primary beneficiary of BTL, as the entity that was most closely associated with BTL. BTL was considered a variable interest entity of BDL. Upon execution of the VIE Termination on July 31, 2016, BTL was deconsolidated from Lianluo Smart and its subsidiaries. The results of BTL’s operations were reflected in the Company’s consolidated financial statements as discontinued operations.

The carrying amount of BTL’s standalone assets and liabilities which had been reclassified as part of discontinued operation component are as follows:

	December 31,
	2016	2015
Total current assets	$-	$804,785
Total assets	$-	$1,317,858
Total current liabilities	$-	$450,031
Total liabilities	$-	$450,031
Total revenue	$317,465	$639,872
Net loss	$(129,020)	$(139,205)

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year balances were reclassified to conform to the current year's presentation with consideration of reflecting the Company’s traditional medical device business and the operating results of BTL as discontinued operations. None of these reclassifications had an impact on reported financial position or cash flows for any of the periods presented.

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

Accounts Receivable, net

Accounts receivable are recorded at net realizable value. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Management has determined that an allowance of $68,336 and $20,195 from the continuing operations was appropriate at December 31, 2016 and 2015, respectively. Management has determined that an allowance of $0 and $8,892,985 from the discontinued operations was appropriate at December 31, 2016 and 2015, respectively.

Other Receivables, net

Other receivables primarily include advances to employees and deposits to service providers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. Management has determined that an allowance of $562 and $622,673 from the continuing operations were appropriate at December 31, 2016 and 2015. Management has determined that an allowance of $0 and $1,701,264 from the discontinued operations was appropriate at December 31, 2016 and 2015.

Advances to Suppliers, net

The Company, as is the common practice in the PRC, often makes advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. Management has determined that an allowance of advances to suppliers – third parties in the amount of $0 and $96,496 from the continuing operations was appropriate at December 31, 2016 and 2015. Management has determined that an allowance of advances to suppliers – third parties in the amount of $0 and $4,157,647 from the discontinued operations was appropriate at December 31, 2016 and 2015. As of December 31, 2016 and 2015, the Company has not experienced impairment losses on prepayment to related parties.

LIANLUO SMART LIMITED AND SUBSIDIARIES

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

If the sum of the expected undiscounted cash flows of the long-lived assets is less than the carrying amount of the long-lived assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices, with level 3 inputs. Management used historical selling prices and a discount rate of 6.5% based on the Company’s average borrowing rate to present value its future cash flows (See Note 7).

Inventories

Inventories are stated at the lower of cost or market and consist of assembled and unassembled parts relating to medical devices. The Company reviews its inventory annually for possible obsolete goods and to determine if any reserves are necessary. The reserve for obsolescence from the continuing operations was $71,843 and $0 at December 31, 2016 and 2015. The reserve for obsolescence from the discontinued operations was $0 and $1,001,452 at December 31, 2016 and 2015.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives before July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is calculated on a straight-line basis over the following estimated useful lives after July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	5 years

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Software copyrights	20 years
Other software	5 years

Impairment of Long-Lived Assets

The Company reviews the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Due to the Company’s discontinued operation plan, the long-lived assets had been classified into continuing and discontinued assets according to the product lines. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Management has determined that the impairment existed at the balance sheet dates for the Company’s intangible assets in the amount of $0 and $1,495,353 from the discontinued operations at December 31, 2016 and 2015, respectively. Management has determined that the impairment existed at the balance sheet dates for the Company’s property and equipment in the amount of $0 and $1,050,869 from the discontinued operations at December 31, 2016 and 2015, respectively.

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

•	Persuasive evidence of an arrangement exists;
•	Delivery and/or installation have occurred (e.g., risks and rewards of ownership have passed);
•	The sales price is fixed or determinable, and
•	Collectability is reasonably assured.

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

In the PRC, value added tax (“VAT”) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenues

Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, impairment loss, and other expenses associated with the assembly and distribution of products.

Service Income and Expense

Service income and expense represent activities related to repair services provided to the customers by BDL, and the commission fee from customers.

Foreign Currency Translation

The accounts of Lianluo Smart, BDL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars. Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The foreign currency accounts of BDL and BTL are translated in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues and expenses are translated at average exchange rates in effect during the periods. Because cash flows are translated based on the average translating rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessary agree with changes in the corresponding balances on the balance sheets. Equity is translated at the historical rate of exchange at the date of capital contribution. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity

Termination of the VIE agreements with Beijing Dehaier Technology Limited (“BTL”)

In accordance with ASC 810-10-40-4, a parent shall deconsolidate a subsidiary or derecognize a group of assets specified in the preceding paragraph as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.

ASC 810-10-55-4A also states that all of the following are circumstances that result in deconsolidation of a subsidiary under ASC 810-10-40-4:

a.	A parent sells all or part of its ownership interest in its subsidiary, and as a result, the parent no longer has a controlling financial interest in the subsidiary.
b.	The expiration of a contractual agreement that gave control of the subsidiary to the parent.
c.	The subsidiary issues shares, which reduces the parent’s ownership interest in the subsidiary so that the parent no longer has a controlling financial interest in the subsidiary.
d.	The subsidiary becomes subject to the control of a government, court, administrator, or regulator.

As the result, on July 31, 2016, the Company deconsolidated BTL from its consolidated financial statements upon termination of the VIE agreement with BTL.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warranty Costs

The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, the Company may revise its estimated product warranty liability. The term of the product warranty is generally twelve months. The reserve for warranty costs from the continuing operations was $146,141 and $8,174 at December 31, 2016 and 2015, respectively. The reserve for warranty costs from the discontinued operations was $130 and $3,534 at December 31, 2016 and 2015, respectively. Warranty expense (recovery gain from warranty expense) accrued from the continuing operations for the years ended December 31, 2016, 2015 and 2014 was $141,449, $(120,105) and $(209,227), respectively. Warranty expense from the discontinuing operations for the years ended December 31, 2016, 2015 and 2014 was $0, $5,118 and $14,268, respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development costs from the continuing operations were $1,196,161, $1,918,446 and $100,199 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs from the discontinued operations were $0, $580,216 and $515,135 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence. Based on management’s estimate, it is more likely than not that all of the deferred tax assets will not be realized. Therefore, valuation allowance has been provided in the amount of $0, $605,837 and $407,539 as of December 31, 2016, 2015 and 2014.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable. The Company had filed its 2008 and 2009 Value Added Tax (“VAT”) returns for some of its customers during the years ended December 31, 2013, 2014 and 2015. During 2016, all the VAT returns for the customers have been filed in current year. All the potential VAT liabilities on these VAT returns occurred in current period were also accrued as incurred and included in the accompanying consolidated financial statements.

The implementation of ASC 740-10 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2016, 2015 and 2014, the Company did not incur any interest or penalties.

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

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

In March 2016, the FASB issued ASU 2016-03, “Intangibles-Goodwill and Other (Topic 350); Business Combinations (Topic 805); Consolidation (Topic 810); Derivatives and Hedging (Topic 815): Effective Date and Transition Guidance”. The amendments in this ASU make the guidance in ASUs 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a preferability assessment the first time they elect the accounting alternatives within the scope of this ASU. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this ASU also extend the transition guidance in ASUs 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this ASU extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two ASUs. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting”, The amendments rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016 Emerging Issues Task Force (EITF) meeting. Specifically, registrants should not rely on the following SEC Staff Observer comments upon adoption of Topic 606: (1) Revenue and Expense Recognition for Freight Services in Process, which is codified in paragraph 605-20-S99-2; (2) Accounting for Shipping and Handling Fees and Costs, which is codified in paragraph 605-45-S99-1; (3) Accounting for Consideration Given by a Vendor to a Customer (including Reseller of the Vendor's Products), which is codified in paragraph 605-50-S99-1; (4) Accounting for Gas-Balancing Arrangements (i.e., use of the "entitlements method"), which is codified in paragraph 932-10-S99-5, which is effective upon adoption of ASU 2014-09. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable from the continuing operations consist of the following:

	December 31,
	2016	2015
Accounts receivable	$146,449	$9,569,468
Less: allowance for doubtful accounts	(68,336)	(8,913,180)
Net accounts receivable	78,113	656,288
Less: accounts receivable, net, held for discontinued operations	-	(602,037)
Accounts receivable, net, held for continuing operations	$78,113	$54,251

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2016	2015
Beginning balance	$8,913,180	$12,538,651
Addition (reduction)	(139,716)	164,039
Less: write-off	(8,493,813)	(3,247,077)
Exchange rate effect	(211,315)	(542,433)
Ending balance	68,336	8,913,180
Less: balance held for discontinued operations	-	(8,892,985)
Ending balance held for continuing operations	$68,336	$20,195

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	OTHER RECEIVABLES, NET

Other receivables from the continuing operations consist of the following:

	December 31,
	2016	2015
Contract deposits	$14,442	$1,700,339
Advances to employees	343	9,234
Others	75,297	681,423
Other receivables	90,082	2,390,996
Less: allowance for doubtful accounts	(562)	(2,323,937)
Net other receivables	89,520	67,059
Less: other receivables, net, held for discontinued operations	-	(6,057)
Other receivables, net, held for continuing operations	$89,520	$61,002

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2016	2015
Beginning balance	$2,323,937	$2,423,770
Addition (reduction)	(41,790)	151,376
Less: write-off	(2,348,855)	(157,208)
Exchange rate effect	67,270	(94,001)
Ending balance	562	2,323,937
Less: balance held for discontinued operations	-	(1,701,264)
Ending balance held for continuing operations	$562	$622,673

5.	ADVANCES TO SUPPLIERS– THIRD PARTIES, NET

Advances to suppliers – third parties from continuing operations consist of the following:

	December 31,
	2016	2015
Advances to suppliers - third parties	$238,776	$4,885,455
Less: allowance for doubtful accounts	-	(4,254,143)
Total advances to suppliers - third parties	238,776	631,312
Less: advances to suppliers - third parties held for discontinued operations	-	(40,675)
Advances to suppliers - third parties held for continuing operations	$238,776	$590,637

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	ADVANCES TO SUPPLIERS– THIRD PARTIES, NET (CONTINUED)

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2016	2015
Beginning balance	$4,254,143	$8,897,750
Addition	31,226	311,420
Less: write-off	(4,188,225)	(4,662,795)
Exchange rate effect	(97,144)	(292,232)
Ending balance	-	4,254,143
Less: balance held for discontinued operations	-	(4,157,647)
Ending balance held for continuing operations	$-	$96,496

Advance to supplier – related party from continuing operations consists of the following:

	December 31,
	2016	2015
Advance to supplier– related party	$-	$875,044
Less: allowance for doubtful accounts	-	-
Total advance to supplier – related party	-	875,044
Less: advance to supplier – related party held for discontinued operations	-	-
Advance to supplier– related party held for continuing operations	$-	$875,044

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INVENTORIES

Inventories from the continuing operations consist of the following:

	December 31,
	2016	2015
Inventories	$208,759	$4,976,566
Less: provision for slow moving inventories	(71,843)	(1,001,452)
Net inventories	136,916	3,975,114
Less: inventories, net, held for discontinued operations	-	-
Inventories, net, held for continuing operations	$136,916	$3,975,114

Movement of provision for slow moving inventories is as follows:

	December 31,
	2016	2015
Beginning balance	$1,001,452	$1,101,188
Addition	2,450,213	1,934,836
Less: write-off	(3,353,178)	(1,978,052)
Exchange rate effect	(26,644)	(56,520)
Ending balance	71,843	1,001,452
Less: balance held for discontinued operations	-	(1,001,452)
Ending balance held for continuing operations	$71,843	$-

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment from continuing operations consist of the following:

	December 31,
	2016	2015
Buildings	$-	$1,311,422
Land use rights	-	299,570
Plant and machinery	2,288,059	2,936,103
Automobiles	138,029	147,720
Office and computer equipment	26,713	238,647
Total property and equipment	2,452,801	4,933,462

Less: Accumulated depreciation and amortization	(1,046,661)	(1,633,408)
Impairment of long-lived assets	-	(1,050,869)
Property and equipment, net	1,406,140	2,249,185
Less: property and equipment, net, held for discontinued operations	-	(494,184)
Property and equipment, net, held for continuing operations	$1,406,140	$1,755,001

At December 31, 2015, BTL’s building was pledged to a bank as collateral for the Company’s short-term borrowings of RMB10,000,000 ($1,541,000) from Nanjing Bank Company Limited (Beijing Branch) which had been repaid fully at December 31, 2016 (see Note 9).

Depreciation and amortization expense from the continuing operations were $869,073, $213,095 and $70,899 for the years ended December 31, 2016, 2015, and 2014, respectively. Depreciation and amortization expense from the discontinued operations were $51,056, $93,291 and $423,701 for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss from the discontinued operations was $0, $0 and $1,978,711 for the years ended December 31, 2016, 2015, and 2014, respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INTANGIBLE ASSETS, NET

Intangible assets from continuing operations consist of the following:

	December 31,
	2016	2015
Software copyright	$1,681,890	$3,754,861
Patent and others	2,990,234	2,847,940
Total intangible assets	4,672,124	6,602,801

Less: Accumulated and amortization	(862,275)	(658,644)
Impairment loss	-	(1,495,353)
Intangible assets, net	3,809,849	4,448,804
Less: intangible assets, net, held for discontinued operations	-	-
Intangible assets, net, held for continuing operations	$3,809,849	$4,448,804

Amortization expense from the continuing operations was $363,190, $312,821 and $104,063 for the years ended December 31, 2016, 2015, and 2014, respectively. Amortization expense from the discontinued operations was $0, $0 and $47,610 for the years ended December 31, 2016, 2015, and 2014, respectively. Impairment loss from the discontinued operations was $0, $0 and $1,579,495 for the years ended December 31, 2016, 2015, and 2014 respectively. Annual future amortization expense at December 31 as follows:

2017	$344,306
2018	342,322
2019	342,322
2020	342,322
2021	342,322
2022 and thereafter	2,096,255
$3,809,849

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	SHORT-TERM BORROWINGS

The Company had a line of credit for $1,541,000 with Nanjing Bank Company Limited (Beijing Branch) to finance its working capital before it terminated the VIE agreement with BTL. Average interest rates for the credit line for the years ended December 31, 2016, 2015 and 2014 were 7.20%, 7.20%, and 7.50%, respectively. Pursuant to the terms of the agreement, the line of credit was secured by BTL’s building (see note 7) and guaranteed by BDL and two shareholders of the Company. As of December 31, 2016 and 2015, the balance of the line of credit was $0 and $1,541,000, respectively.

On January 28, 2015, the Company repaid the loan in the amount of $1,603,590 (RMB10,000,000) with Nanjing Bank Company Limited (Beijing Branch). On March 7, 2015, the Company repaid the loan in the amount of $801,795 (RMB5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

On March 3, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $2,405,385 (RMB15,000,000) with a floating interest rate which was 7.811% in 2015. The loan is due on March 3, 2016 and had been early repaid on December 2, 2015. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by two shareholders of the Company.

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen, who is the CEO and a major shareholder of the Company, in the amount of $660,679 (RMB4,120,000) with a floating interest rate which was 6.96% in 2015. The loan is due on March 27, 2016 and had been repaid on October 24, 2016.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Ping Chen in the amount of $3,207,180 (RMB20,000,000) with no floating interest rate and maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB10,000,000). The remaining had been repaid on October 21, 2016.

On December 18, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,603,590 (RMB10,000,000) with a floating interest rate which was 7.20% in 2016. The loan is due on December 18, 2016. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building and guaranteed by two shareholders of the Company. The loan had been repaid on November 14, 2016.

During the year ended December 31, 2016, the Company obtained loans from its related party, Mr. Ping Chen, in an aggregate amount of $718,638 (RMB4,775,000) which had been fully repaid on October 24, 2016.

Interest expense on short-term borrowings amounted to $128,537, $196,220 and $176,231 for the years ended December 31, 2016, 2015, and 2014, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities from continuing operations consist of the following:

	December 31,
	2016	2015
Accrued salaries and social welfare	$118,835	$94,037
Accrued expenses	418,989	1,541,415
Reimbursed employee's expense	14,971	79,363
Deposits from customers	86,106	113,834
Others	4,423	155,501
Accrued expenses and other current liabilities	643,324	1,984,150
Less: Accrued expenses and other current liabilities from discontinued operations	-	(194,669)
Accrued expenses and other current liabilities from continuing operations	$643,324	$1,789,481

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	TAXES PAYABLE

Taxes payable consist of the following:

	December 31,
	2016	2015
Value added tax	$-	$11,896
Enterprise income tax	-	97,299
Employee withholding taxes	-	3,727
City construction tax	-	595
Other levies	-	595
Taxes payable	-	114,112
Less: taxes refund from discontinued operations	-	(683)
Taxes payable from continuing operations	$-	$113,429

12.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	December 31,
	2016	2015
Paid-in capital	$-	$713,787
Accumulated deficit	-	(112,365)
Accumulated other comprehensive income	-	266,404
	$-	$867,826

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through November 2018. Approximate future minimum lease payments under these leases at December 31, 2016 are $78,833 for the twelve months ending December 31, 2017 and $72,264 for the eleven months ending November 30, 2018.

Rent expense for the years ended December 31, 2016, 2015 and 2014 was $105,092, $111,552 and $94,590, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $429,256, and $462,015 as of December 31, 2016 and 2015, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

14.	EQUITY

Common Shares

On January 11, 2014, Lianluo Smart issued 68,000 ordinary shares to individuals upon exercises of share-based awards.

On January 15, 2014, Lianluo Smart issued 40,000 restricted common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

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

On April 24, 2014, Lianluo Smart issued 40,000 restricted common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On April 8, 2014, Lianluo Smart issued 62,000 ordinary shares to individuals upon exercises of share-based awards.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	EQUITY (CONTINUED)

On May 29, 2014, Lianluo Smart issued 4,000 ordinary shares to individuals upon exercises of share-based awards.

On August 16, 2014, Lianluo Smart issued 11,975 ordinary shares to individuals for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $72,808.

On August 20, 2014, Lianluo Smart issued 131,000 options to employees for the Company’s incentive plan. The fair value of the options on the grant date based on the closing price was approximately $674,570.

On October 22, 2014, Lianluo Smart issued 100,000 ordinary shares to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $531,000.

On October 22, 2014, Lianluo Smart issued 80,000 ordinary shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $352,800.

On January 20, 2015, Lianluo Smart issued 25,000 ordinary shares to individuals upon exercises of share-based awards.

On February 26, 2015, Lianluo Smart issued 12,000 ordinary shares to independent consultants in connection with investment relationship advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $32,340.

On July 29, 2015, Lianluo Smart issued 348,800 ordinary shares to employees for the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $666,208.

On January 28, 2016, the Company issued 4,000 ordinary shares to individuals upon exercises of share-based awards. The fair value of the shares on the grant date based on the closing price was $5,800.

On March 2, 2016, the Company issued 3,000 ordinary shares to individuals upon exercises of share-based awards. The fair value of the shares on the grant date based on the closing price was $4,350.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with HLI pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. On June 6, 2016, the Company sold 620,414 of these shares to HLI in a first closing under the SPA.

On August 18, 2016, the Company closed the securities purchase agreement (the “Securities Purchase Agreement”) with HLI and HLI completed the purchase of $20 million of the Company’s common shares and warrants to purchase common shares.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	EQUITY (CONTINUED)

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

Since Lianluo Smart is a British Virgin Islands company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of December 31, 2016, the Company’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

On July 31, 2016, the Registrant’s wholly owned subsidiary Beijing Dehaier Medical Technology Co., Limited (“BDL”) entered into a Loss Absorption Agreement Termination (“VIE Termination”) with the Registrant’s variable interest entity (“VIE”) Beijing Dehaier Technology Co., Limited (“BTL”). According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang, dated as of March 3, 2010, is terminated effective July 31, 2016.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. For the years ended December 31, 2016, 2015, and 2014, statutory surplus reserve activity was as follows:

	December 31,
	2016	2015	2014

Balance – beginning of year	$76,260	$76,260	$76,260
Addition to statutory reserves	-	-	-
Deduction to statutory reserves	(76,260)	-	-
Balance – end of year	$-	$76,260	$76,260

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Chen Ping, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018. On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 131,000 of the Company’s common shares at an exercise price of $5.31 per share to Chen Ping. The options vest in equal annual installments over the five years of the agreement ending August 20, 2019. On August 7, 2015, the Company entered into two-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 349,000 options at an exercise price of $1.64 per share. The options vest in equal annual installments over the two years of the agreements ending August 7, 2017. On March 21, 2016, the Company entered into two-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 580,867 options at an exercise price of $1.88 per share. The options vest in equal annual installments over the two years of the agreements ending March 21, 2018. As of December 31, 2016, 290,700 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
5-5.75	126%-228%	0%	0.73%-1.65%	$1.22-$5.15

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of December 31, 2014	408,000	$2.89	$-
Granted	349,000
Forfeited	(12,000)
Exercised	(25,000)
Outstanding as of December 31, 2015	720,000	$2.36	$-
Granted	580,867
Forfeited	(56,000)
Exercised	(7,000)
Outstanding as of December 31, 2016	1,237,867	$2.17	$-

Following is a summary of the status of options outstanding and exercisable at December 31, 2016:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life(years)	Average exercise price	Number	Average remaining contractual life(years)
$1.45	128,000	-	$1.45	128,000	-

$2.3	94,000	1.77	$2.3	56,400	1.77

$5.31	131,000	2.64	$5.31	52,400	2.64

$1.64	324,000	0.60	$1.64	162,000	0.60

$1.88	560,867	1.22	$1.88	-	1.22

For the years ended December 31, 2016, 2015, and 2014, the Company recognized $947,481, $357,196 and $160,613, respectively, as compensation expense under its stock option plan.

15.	WARRANTS

On April 21, 2010, the Company issued to Anderson & Strudwick Incorporated (“A&S”) 150,000 warrants, as a portion of the placement commission for the IPO. On the same day, the Company granted a total of 7,500 warrants to Hawk Associates Inc. (“Hawk”), the Company’s investor relations consultancy. On January 10, 2012, the Company issued 100,000 warrants to FirsTrust Group, Inc., (“FirsTrust”), the Company’s financial advisor. The warrants were expired at December 31, 2016.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	WARRANTS (CONTINUED)

In connection with the stock offering in February, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. In addition, the Company issued 220,410 warrants to the institutional investors aggregately and issued 73,470 warrants to FT Global Capital, Inc. (“FT Global”), as a portion of the placement commission. These warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The warrants were redeemed at December 31, 2016.

On April 21, 2016, the Company signed Warrants Repurchase Agreements with those institutional investors and FT Global who signed the “Securities Purchase Agreement” with the Company in 2014. And the Company has completed the repurchase of 1,028,580 warrants with $3.80 per warrant.

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with HLI. In this SPA, HLI is entitled with 1,000,000 warrants to acquire from the company 1,000,000 common shares at purchase price of $2.20 per share. The new warrants will be exercisable at any time.

There were a total of 1,000,000 warrants issued and outstanding as of December 31, 2016. All the warrants issued to A&S which have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years is invalid. All the warrants granted to Hawk which have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years is invalid. All the warrants granted to FirsTrust which have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years is invalid. All the warrants granted to the certain institutional investors which have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years have been repurchased by the Company with the price of $3.8. All the warrants granted to FT Global which have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years have been repurchased by the Company with the price of $3.8.

The fair value of the outstanding warrants at December 31, 2016 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	1.5
Exercise price (USD/share)	$4.00-$11.86
Risk free rate	0%-0.36%
Dividend yield	-
Expected term/Contractual life (years)	0-0.53
Expected volatility	0%-55.98%

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	WARRANTS (CONTINUED)

The following table sets forth by level within the fair value hierarchy of our financial assets and liabilities that was accounted for at fair value on a recurring basis as of December 31, 2016 and 2015:

	Carrying Value at December 31, 2016	Fair Value Measurement at December 31, 2016
		Level 1	Level 2	Level 3
Warrants liability	$-	$-	$-	$-

	Carrying Value at December 31, 2015	Fair Value Measurement at December 31, 2015
		Level 1	Level 2	Level 3
Warrants liability	$162,736	$-	$162,736	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	December 31,
	2016	2015	2014
Beginning balance	$162,736	$553,060	$720,857
Warrants issued	-	-	2,698,374
Warrants redeemed	(25,026)	-	-
Fair value change of the issued warrants included in earnings	(137,710)	(390,324)	(2,866,171)
Ending balance	$-	$162,736	$553,060

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of December 31, 2014	551,380	$9.90	1.86
Granted
Forfeited	-
Exercised	-
Outstanding as of December 31, 2015	551,380	$9.86	1.49
Granted	1,000,000	2.20
Forfeited	-
Exercised	-
Redeemed	(551,380)
Outstanding as of December 31, 2016	1,000,000	$2.20	-

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the years ended December 31, 2016, 2015, and 2014:

	Year ended
	December 31,
	2016	2015	2014
Basic loss per share
Net loss available to the company’s common shareholders	$(10,121,775)	$(10,223,130)	$(24,298,114)
Weighted average shares outstanding - Basic	10,422,765	5,862,647	5,510,076
Loss per share - Basic	$(0.97)	$(1.74)	$(4.41)

Diluted loss per share
Net loss available to the company’s common shareholders	$(10,121,775)	$(10,223,130)	$(24,298,114)
Weighted average shares outstanding - Basic	10,422,765	5,862,647	5,510,076
Options and warrants	6,186	33,887	87,093
Weighted shares outstanding - Diluted	10,428,951	5,896,534	5,597,169
Loss per share - Diluted	$(0.97)	$(1.73)	$(4.34)

For the years ended December 31, 2016, 2015 and 2014, 6,186 shares of 1,293,867 stock options, 33,887 shares of 732,000 stock options, 56,838 shares of 277,000 stock options were exercisable and included in the diluted EPS calculation. As of December 31, 2016, no shares out of 1,237,867 warrants were included in diluted EPS calculation. As of December 31, 2015, no shares out of 551,380 warrants were included in diluted EPS calculation. As of December 31, 2014, 30,255 shares out of 551,380 warrants were included in diluted EPS calculation.

17.	INCOME TAXES

British Virgin Islands

Lianluo Smart is a tax-exempt company incorporated in the British Virgin Islands. BDL and BTL were incorporated in the PRC and are governed by the PRC laws.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INCOME TAXES (CONTINUED)

PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009, 2012 and 2015, BDL updated its certification for “high technology” company. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2016, 2015 and 2014.

The tax rate for BTL is 25% in 2016, 2015 and 2014.

The tax rate for LCL is 25% in 2016.

Benefit (provision) for income taxes consists of:

	Year Ended December 31
	2016	2015	2014
Current income taxes benefit (provision)	$95,870	$240,806	$49,981
Deferred income taxes benefit (provision)	-	(228,828)	(407,707)
Total benefit (provision) for income taxes	95,870	11,978	(357,726)
Less: provision for income tax expenses from discontinued operations	(844)	-	-
Benefit (provision) for income taxes from continuing operations	$95,026	$11,978	$(357,726)

Deferred taxes assets

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. Due to the Company’s strategic restructuring and the downscaled and discontinued part of our product lines, it is more likely that the Company will not realize 100% of the deferred tax assets. Management therefore decided to provide part of the valuation allowance for the deferred tax assets. The valuation allowance for continuing operations as of December 31, 2016 and 2015 was $0 and $605,837. Temporary differences represent tax and book differences in various items, such as receivable allowances, inventory allowances, impairments on fixed assets and deferred lease income.

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of December 31, 2016, 2015 and 2014, Breathcare was inactive and generated no revenue.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	RELATED PARTY TRANSACTIONS AND BALANCE

For the years ended December 31, 2016 and 2015, the Company had inventory purchased of $0 and $1,728,676 from HuNan Zhong Yi High-tech Development Co., Ltd. (“Zhong Yi”) which is partially owned by the CEO of the Company. As of December 31, 2016 and 2015, $0 and $875,044 was advanced to Zhong Yi for raw materials purchases, respectively.

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen, who is the CEO and a major shareholder of the Company, in the amount of $660,679 (RMB4,120,000) with floating interest rate which was 6.96% in 2016. The loan was due on March 27, 2016 and had been repaid on October 24, 2016 with an interest payment of approximately $29,200 or RMB 194,066.

On December 2, 2015, the Company entered into a new loan agreement with Mr. Ping Chen in the amount of $3,207,180 (RMB20,000,000) with no floating interest rate and maturity date. On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB10,000,000). The remaining had been repaid on October 21, 2016.

During the year ended December 31, 2016, the Company obtained loans from its related party, Mr. Ping Chen, in an aggregate amount of $718,638(RMB4,775,000), with no interest charge, which had been fully repaid on October 24, 2016.

On December 20, 2016, the Company entered a $2 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 30, 2016, the Company received the repayment and related interest in total of $2,002,110 from Digital Grid (Hong Kong) Technology Co., Limited.

On April 28, 2016, the Company entered into a definitive securities purchase agreement (“SPA”) with HLI, pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from HLI which had been collected on April 13, 2017. In addition, during the years ended December 31, 2016 and 2015, the Company made inventory purchases of $497 and $0 with HLI, respectively. As of December 31, 2016, the Company reported an outstanding payable of $475 to HLI.

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL, who terminated the VIE relationship with the Company and deconsolidated from the Company’s financial statements on July 31, 2016, for a purchase price of $146,032 or RMB 920,000. As of December 31, 2016, the Company reported an outstanding payable of $146,032 to BTL.

Before the Company terminated the VIE agreement with BTL on July, 31, 2016, the Company had various transactions with BTL. During the year ended December 31, 2016, the Company had the following transactions with BTL:

1.	The Company repaid loans of $69,253 or RMB 460,151 in total to BTL, including various expenses paid by BTL on behalf of the Company and loans from BTL from prior years. Those loans were no interest free loans. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.
2.	The Company reported a technical support expense of $9,027 or RMB 59,981 to BTL for its product maintenance. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.
3.	The Company leased an office space from BTL with an annual rental of $36,120 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company had the following transactions with BTL:

1.	The Company received loans of $184,460 or RMB 1,150,000 from BTL and repaid approximately $230,976 or RMB 1,440,000 to BTL, including various expenses paid by BTL on behalf of the Company. Those loans were no interest free loans. As of December 31, 2015, the outstanding balance of $38,792 or RMB 251,731 was reported in the Company’s consolidated financial statements.
2.	The Company leased an office space from BTL with an annual rental of $38,496 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2015, no outstanding balance was reported in the Company’s consolidated financial statements.

19.	SUBSIDY INCOME

For the years ended December 31, 2016 and 2015, the Company has not received any subsidy income.

20.	CONCENTRATIONS

Major Customers

For the years ended December 31, 2016, 2015, and 2014, approximately 94%, 7%, and 21% of the Company’s revenues were received from two major customers for continued operations. For the years ended December 31, 2016, 2015, and 2014, approximately 96%, 61%, and 38% of the Company’s total revenues were received from another two customers for discontinued operations.

Major Suppliers

For the years ended December 31, 2016, 2015 and 2014, purchases from three suppliers for continued operations were approximately 98%, 87% and 68% of the total purchase, respectively. For the years ended December 31, 2016, 2015, and 2014, purchases from another three suppliers for discontinued operations were approximately 94%, 83% and 94% of the total purchase, respectively.

Revenues

For the years ended December 31, 2016, 2015 and 2014, the Company’s top three selling products accounted, in the aggregate, for approximately 97%, 72%, and 74%, respectively, of its total net revenues.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	CONCENTRATIONS (CONTINUED)

The following represents the revenues by product line, all derived from China:

	For the years ended December 31,
	2016	2015	2014
Products Line
Medical Devices	$1,305,372	$1,500,957	$16,000,881
Respiratory and Oxygen Homecare	5,956	20,573	53,755
Mobile Medicine	12,080,164	164,503	1,631,413
Total Revenues	13,391,492	1,686,033	17,686,049
Less: revenues from discontinued operations	(329,119)	(947,732)	(14,911,808)
Revenues from continuing operations	$13,062,373	$738,301	$2,774,241

22.	DISCONTINUED OPERATIONS

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

Reconciliation of the carrying amounts of major classes of assets and liabilities classified as discontinued operations in the consolidated balance sheets.

	December 31,
	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$9,207
Accounts receivable, net	-	602,037
Other receivables, net	-	6,057
Advances to suppliers – third parties	-	40,675
Due from related party		38,792
Inventories, net	-	-
Total Current Assets	-	696,768

Property and equipment, net	-	494,184
Long-term prepaid expense	-	18,889
Total Assets	$-	$1,209,841

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$-	$400,708
Advances from customers	-	75,432
Accrued expenses and other current liabilities	-	194,669
Taxes payable	-	683
Total Current Liabilities	$-	$671,492

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	DISCONTINUED OPERATIONS (CONTINUED)

Reconciliation of the Carrying Amounts of Major Classes of Net Income (Loss) from Operations to be Disposed Classified as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

	For the Years Ended December 31,
	2016	2015	2014
			(restated)
Revenues	$329,119	$947,732	$14,911,808

Costs of revenue	(338,110)	(2,698,808)	(13,199,592)

Gross profit (loss)	(8,991)	(1,751,076)	1,712,216

Service incomes	3,244	208,303	317,600
Service expenses	(5,497)	(198,745)	(16,342)
General and administrative expenses	(76,024)	(866,260)	(1,480,063)
Provision for doubtful accounts	-	(618,290)	(22,001,332)
Impairment loss for property and equipment	-	-	(1,978,711)
Impairment loss for intangible assets	(18,447)	-	(1,579,495)
Selling expenses	(63,089)	(456,852)	(977,294)

Operating loss	$(168,804)	$(3,682,920)	$(26,003,421)

Loss before provision for income tax	$(167,730)	$(3,663,465)	$(26,003,708)

Provision for income tax expense	(844)	-	-

Net loss from discontinued operations	$(168,574)	$(3,663,465)	$(26,003,708)

23.	SUBSEQUENT EVENTS

On January 11, 2017, LCL entered a lease agreement with China Railway Construction Group Co., Ltd. for 541.04 square meters’ office with a total rental of approximately $0.13 million. The term of the contract is from January 11, 2017 to December 31, 2017.

On February 15, LCL entered into another lease agreement with China Railway Construction Group Co., Ltd. for 54.02 square meters’ office with the total rental of approximately $0.01 million. The term of the contract is from February 15, 2017 to December 31, 2017.

On April 13, 2017, HLI paid the balance of the purchase price $1,492,538 for shares purchased under the SPA, and as of April 13, 2017, no such amounts remain due and outstanding.

