Form 20-F
period 2017-12-31
Lianluo Smart Ltd
filed 2018-04-25
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

As of December 31, 2017, there were 17,312,586 shares of the registrant’s Common Shares outstanding.

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
☐ Emerging growth company

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

PART I

Unless the context requires otherwise, references in this report to “Lianluo Smart”, “we”, “us”, “our company”, and “our” refer to (i) Lianluo Smart Limited, a British Virgin Islands company; (ii) Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company and wholly-owned subsidiary of Lianluo Smart (“LCL”, formerly known as Connection Wearable Health Technology (Beijing) Co., Ltd.); and (iii) Beijing Dehaier Medical Technology Company Limited, a PRC company and wholly-owned subsidiary of LCL (“BDL”). On July 31, 2016, BDL entered into a Loss Absorption Agreement Termination (“VIE Termination”) with our variable interest entity (“VIE”), Beijing Dehaier Technology Co., Limited (“BTL”). According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective on July 31, 2016. There is no relationship between BTL and our company and our other subsidiaries after the effectiveness of the VIE Termination.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of 2016 and 2017 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The following selected consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” are shown below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the Years Ended December 31,
	2017	2016	2015
		(Restated)

Revenues	$882,011	$13,062,373	$738,301
Costs of revenue	(1,655,970)	(17,179,060)	(1,094,124)

Gross loss	(773,959)	(4,116,687)	(355,823)
Service income	56,030	14,587	1,600,012
Service expenses	(1,289)	(21,130)	(1,234,257)
Selling expenses	(1,170,378)	(927,243)	(2,815,609)
General and administrative expenses	(3,192,030)	(4,183,775)	(4,089,592)
Recovery from (provision for) doubtful accounts	23,608	150,280	(8,544)

Operating loss	(5,058,018)	(9,083,968)	(6,903,813)
Loss before provision for income tax and non-controlling interest	(5,136,434)	(9,704,761)	(6,710,848)
Income tax benefit	-	95,026	11,978

Net loss from continuing operations	(5,136,434)	(9,609,735)	(6,698,870)

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	(168,574)	(3,663,465)
Loss from disposal of discontinued operations, net of taxes	-	(82,579)	-
Net loss	(5,136,434)	(9,860,888)	(10,362,335)

Less: net loss attributable to non-controlling interest	-	(129,020)	(139,205)

Net loss attributable to Lianluo Smart Limited	$(5,136,434)	$(9,731,868)	$(10,223,130)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	380,077	(567,162)	(461,548)

Comprehensive loss	(4,756,357)	(10,428,050)	(10,823,883)
-less comprehensive loss attributable to non-controlling interest	-	(230,838)	(189,670)

Comprehensive loss attributable to Lianluo Smart Limited	$(4,756,357)	$(10,197,212)	$(10,634,213)

Weighted average number of common shares used in computation
-Basic	17,312,586	10,422,765	5,990,552
-Diluted	17,312,586	10,422,765	5,990,552

Loss from continuing operations per share of common stock
-Basic	$(0.30)	$(0.92)	$(1.12)
-Diluted	$(0.30)	$(0.92)	$(1.12)

Loss from discontinued operations per share of common stock
-Basic	$-	$(0.01)	$(0.59)
-Diluted	$-	$(0.01)	$(0.59)

Net loss per share of common stock
-Basic	$(0.30)	$(0.93)	$(1.71)
-Diluted	$(0.30)	$(0.93)	$(1.71)

	December 31,
	2017	2016	2015
		(Restated)
Balance Sheet Data:
Cash and cash equivalents	$6,809,485	$10,792,823	$615,517
Working capital	7,152,147	10,221,074	462,687
Total current assets	9,833,029	11,336,148	6,868,333
Total assets	15,563,108	16,552,137	13,875,247
Total current liabilities	2,680,882	1,115,074	6,405,646
Non-controlling interest	-	-	867,826
Total Lianluo Smart Limited shareholders' equity	11,153,115	13,937,701	6,439,039
Common shares	47,281	47,281	16,918
Total equity	11,153,115	13,937,701	7,306,865

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.5074 to US $1.00, the middle exchange rate in effect as of December 31, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.0738	6.0537	6.0927
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4893	6.2360	6.0775	6.4724
2016	6.9449	6.6445	6.4494	7.0672
2017	6.5074	6.7553	6.4686	6.9535
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 20, 2018)	6.2945	6.2859	6.2655	6.3045

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

We sell products for some of our competitors, some of such products compete with our own branded products.

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

We obtain some product components from companies that are competitors in our market. We are not reliant on these competitors for such components and believe we could obtain these components from other suppliers. We do, however, provide detailed technical specifications to these competitors for use in producing components for our branded products. If these companies were to reverse-engineer or otherwise misappropriate such information, our business could be materially harmed.

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

While we currently operate primarily in China, we envision competing in selected international markets with our healthcare and technical service products. We intend to enter into markets in which we have limited or no experience and in which our brand may be less recognized. We plan to devote significant resources to marketing and promoting our brand internationally and attracting distributors in foreign markets. Our success in international markets will depend on our ability to attract a sufficient number of distributors suitable for selling our branded products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to operate effectively in these markets.

Operating in international markets will also expose us to many other risks, including but not limited to:

●	political instability;

●	economic instability and recessions;

●	changes in tariffs;

●	difficulties of administering foreign operations generally;

●	limited protection for intellectual property rights;

●	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

●	financial condition, expertise and performance of international distributors;

●	export license requirements;

●	unauthorized re-export of our branded products;

●	inability to purchase our distributed products from international suppliers at competitive prices;

●	potentially adverse tax consequences; and

●	inability to effectively enforce contractual or legal rights.

We are highly dependent on our key personnel such as key executives and research and development personnel.

We are highly dependent on the continued service of our key executives and other key personnel. In particular, we substantially rely on our chief executive officer, Mr. Ping Chen, to manage our business and operations. We also rely on key research and development personnel for the development of new products. In addition, we rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We have entered into standard three-year employment contracts with all of our officers and managers and other key personnel, and three-year employment contracts with our other employees. These contracts prohibit our employees from engaging in any conduct or activity that would be competitive with our business during the term of their employment. Loss of any of our key personnel could severely disrupt our business. We may not be able to find suitable or qualified replacements, and will likely incur additional expenses in order to recruit and train any new personnel.

Competition for qualified management and key personnel in the medical technology field is intense and the pool of qualified candidates is limited. We not only compete with other medical device companies but also universities and other research institutions to attract and retain qualified personnel. This intense competition may force us to offer higher compensation and benefit packages to attract and retain the most qualified personnel. Our future success depends on our ability to attract and retain these individuals and failure to do so could result in severe disruptions to our business and growth.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device and health wearables markets are highly competitive, and we expect competition to intensify. Given the huge stimulus initiative in China and its impact on healthcare, we expect the availability of healthcare to increase, as more hospitals and clinics are developed rurally.

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

●	greater financial and other resources;

●	larger variety of products;

●	more products that have received regulatory approvals;

●	greater pricing flexibility;

●	more extensive research and development and technical capabilities;

●	patent portfolios that may present an obstacle to our conduct of business;

●	greater knowledge of local market conditions where we seek to increase our international sales;

●	stronger brand recognition; and

●	larger sales and distribution networks.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the sleep respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems; and

●	increased marketing, sales and support activities; and hiring and training of new personnel.

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

The sale and marketing of our products are subject to regulation in China. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the China Food and Drug Administration (CFDA). The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new branded products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. Similarly, if the third parties from whom we buy our distributed products fail to obtain such clearance, we would be unable to sell such distributed products, and our sales and profitability could be materially and adversely affected.

We generate a significant portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations.

We derive a substantial percentage of our revenues from a small number of products. We expect that a small number of our key products will continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products is critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of these products could materially and adversely affect our financial condition and results of operations.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions.

Each of the foregoing could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

We are subject to product liability exposure and currently do not have insurance coverage for product-related liabilities. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

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

Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. We do not have any commitment or agreement in place with regard to any such acquisitions at this time. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

●	the integration of new operations, services and personnel;

●	unforeseen or hidden liabilities;

●	the diversion of resources from our existing businesses and technologies; our inability to generate sufficient revenue to offset the costs of acquisitions; and

●	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

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

In order for us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital in the future. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities by medical device manufacturers and other related companies; and

●	economic, political and other conditions in China and elsewhere.

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

If our security measures are breached or fail, and unauthorized access to a client’s data is obtained, our services may be perceived as not being secure, clients may curtail or stop using our services, and we may incur significant liabilities

Our products and services involve the web-based storage and transmission of clients’ proprietary information and protected health information of patients. Because of the sensitivity of this information, security features of our software are very important. From time to time we may detect vulnerabilities in our systems, which, even if they do not result in a security breach, may reduce customer confidence and require substantial resources to address. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance, insufficiency, defective design, or otherwise, someone may be able to obtain unauthorized access to client or patient data. As a result, our reputation could be damaged, our business may suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation and efforts to prevent future occurrences. We rely upon our clients as users of our system for key activities to promote security of the system and the data within it, such as administration of client-side access credentialing and control of client-side display of data. On occasion, our clients have failed to perform these activities. Failure of clients to perform these activities may result in claims against us that this reliance was misplaced, which could expose us to significant expense and harm to our reputation. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients. In addition, our clients may authorize or enable third parties to access their client data or the data of their patients on our systems. Because we do not control such access, we cannot ensure the complete propriety of that access or integrity or security of such data in our systems.

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

Our ability to deliver our Internet and telecommunications-based services is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center, bandwidth, and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. Any disruption in the network access, telecommunications, or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

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

Our PRC subsidiaries and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs.” BDL is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Our risk management and internal control systems may not be effective and have deficiencies and material weaknesses

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we are currently a non-accelerated filer and therefore not required to obtain such report.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. For example, we may not be able to identify and hire suitable personnel with the requisite U.S. GAAP and internal control experience. The implementation of our remedial initiatives may not fully address the material weakness and significant deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations.

As a result, our business and financial condition, results of operations and prospects, as well as the trading price of our ordinary shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, In turn, that could subject us to potential delisting from the stock exchange on which our ordinary shares are listed, regulatory investigations or civil or criminal sanctions.

If the investing public’s perception of smaller companies from China worsens, our share price may decrease and we may have difficulty accessing U.S. capital markets.

Recently, a number of smaller companies from China have had the trading of their securities in the United States halted, delisted or otherwise affected for a variety of reasons. As a result, investors may be concerned about purchasing the securities of any smaller Chinese company. To the extent the investing community is reluctant to purchase such securities or discounts the value of the securities of companies that operate primarily or exclusively in China, our share price may also be adversely affected, regardless of whether there are specific concerns about our company. This could not only harm our share price but could also make it more difficult for us to conduct any future offering of our securities at a price that is acceptable to our company or at all.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

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

Pursuant to the Law of Chinese-Foreign Equity Joint Ventures, Chinese-foreign equity joint ventures are required to allocate a portion of their after-tax profits in accordance with their Articles of Association, to the general reserve, the staff welfare and bonus funds, and the enterprise expansion reserve. According to the Articles of Association of BDL, the amount of each reserve is determined by BDL’s board of directors. The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the general reserve into capital. The employee welfare and bonus reserve are used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC law.

As of the date of this report, the amounts of these reserves have not yet been determined, and we have not committed to establishing such amounts at this time. Under current PRC laws, BDL is required to set aside reserve amounts, but has not yet done so. BDL has not done so because PRC authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the companies’ organizational documents and BDL’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, PRC authorities may require BDL to rectify its noncompliance and we may be fined if we fail to do so after warning within the time period set in the warning.

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

If relations between the United States and China worsen or trade policies change, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries and trade policies between the two may change. Any political or trade controversies between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, BDL and LCL are foreign-invested enterprise and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

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

We have granted share options to our PRC employees, which may require registration with SAFE. We may also face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We have adopted equity compensation plans and have begun to make option grants to some of our key employees, who are PRC citizens. If we or our PRC recipients of such options fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because BDL and LCL are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. BDL and LCL’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than BDL and LCL themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Our auditor, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China, is not permitted to be inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issues the audit report included in this Annual Report filed with the SEC. As auditors of companies that are traded publicly in the U.S., our public accounting firm is registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”). It is required by U.S. laws to be regularly inspected by the PCAOB to assess its compliance with the U.S. laws and professional standards.

Our operations, however, are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of some other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures. Certain deficiencies revealed in the inspection process can be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors operating in China makes it difficult to evaluate our auditor’s audit procedures and quality control procedures. As a result, our investors may not receive the benefits of the PCAOB inspections.

There are no related laws or regulations applicable to wearable medical products now in China. If there are applicable government regulations in the future, it may create risks and challenges with respect to our compliance efforts and our business strategies.

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

Proceedings instituted by the SEC against five PRC-based accounting firms could result in adverse impact on our business and price of our stock.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission (“CSRC”). The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the "big four" accounting firms should be barred from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and paid a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures that seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act, including possible delisting.  Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

Risks Related to Our Shares

The trading price of our shares has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

The trading price of our shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our shares. Some of these companies have experienced significant volatility. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for specific business reasons, including:

●	variations in our results of operations;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press and other reports, whether or not true, about our business;

●	negative reports published by short sellers, regardless of their veracity or materiality to our company;

●	changes or developments in the PRC or global regulatory environment;

●	litigation and regulatory allegations or proceedings that involve us;

●	changes in pricing we or our competitors adopt;

●	conditions in our industries;

●	additions to or departures of our management;

●	actual or perceived general economic and business conditions and trends in China and globally;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	sales or perceived potential sales or other disposition of existing or additional shares or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates

We do not expect to pay dividends, so our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

Currently, we do not expect to pay dividends to our shareholders. The Board of Directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, including restrictions in credit agreements, imposed by applicable law, and the laws of China governing dividend payments, currency conversion and loans, and other factors our Board of Directors deems relevant. Accordingly, realizing a gain on shareholders’ investments currently depends on whether the price of our shares appreciates in the securities exchange on which our shares trade. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

If we become directly subject to the scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

During the last several years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lacks of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

We may fail to meet continued listing requirements on the NASDAQ Capital Market

Our shares are listed on the NASDAQ Capital Market. We must comply with various NASDAQ Marketplace rules to maintain the listing of our securities. The NASDAQ listing rules require, among other things, that a company’s stock trading to maintain a minimum bid price of $1.00. If a NASDAQ-listed company trades below the minimum bid price requirement for 30 consecutive business days, it will be notified of the deficiency.

To regain compliance with the minimum, bid price requirement, the Company must have a minimum, closing bid price of $1.00 or more for a minimum of ten consecutive business days during a 180-day compliance period. If compliance does not occur within the applicable 180-day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff's determination to delist its securities to a Hearing Panel. During any appeal process, the Company's shares would continue to trade on the NASDAQ Capital Market.

If our securities were to be delisted from NASDAQ, the trading of our securities could possibly be shifted to the OTC Bulletin Board or the Pink Sheets. But, that would make it more difficult to dispose of, or obtain accurate quotations for the price of, our securities. In addition, such a development would likely also reduce the already limited coverage of our Company by security analysts and the news media. Delisting and these other effects could cause the price of our securities to decline further.

As a company incorporated in the British Virgin Islands, we can adopt certain home country practices regarding corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may provide less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

As a British Virgin Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. But, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards.

For example, BVI laws do not require shareholders’ approval prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value or (ii) resulting in a change of control of the company. Therefore, we could issue above mentioned amount of shares without shareholders’ approval. As such, our shareholders may receive less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum of association and articles of association, the BVI Business Companies Act, 2004, or the BVI Act, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum of association and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the company’s constituent documents. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Item 4.	Information on the Company

A.	History and Development of the Company

Our founder and chief executive officer, Mr. Ping Chen, founded Beijing Dehaier Technology Company Limited (“BTL”), a PRC company controlled by Mr. Ping, on July 5, 2001 to develop and distribute medical devices. BTL previously leased some of its property to us and provides certain transportation and repair services to medical devices for which we are not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, now own 100% of Beijing Dehaier Medical Technology Company Limited (“BDL”), a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

In 2003, in order to continue to grow our business, BTL engaged in a corporate restructuring. As a result of those actions, Lianluo Smart and BDL were established, and we created the holding company structure.

Lianluo Smart was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003 under the name “De-Haier Medical Systems Limited”. We changed this name to “Dehaier Medical Systems Limited” on June 3, 2005, and to “Lianluo Smart Limited” on November 21, 2016. Lianluo Smart is a holding company. Lianluo Smart does not conduct business in China and instead relies on BDL and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company (“LCL”) to conduct business in China.

On September 24, 2003, we established BDL. BDL conducts substantially all of our operations in China and is responsible for generating substantially all of our revenues. BDL was formed as a joint venture between a Chinese entity, BTL, and a foreign invested enterprise, Lianluo Smart, in order to allow foreign investments to be used to grow our business. Because BDL is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to have foreign investments and to be established as a Chinese-foreign equity joint-venture. This structure allowed BDL access to foreign capital that would not have been available outside of this structure.

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

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share. The offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million, not including any proceeds from warrant exercises. The warrants were exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and were to expire forty-two months from the date of issuance. On April 21, 2016, we entered warrant repurchase agreements with the holders of these warrants and the placement agent involved in the offering, pursuant to which we agreed to repurchase 293,880 warrants for cash payments equal to $3.80 per share underlying the warrants. We completed the repurchase of the warrants on June 2, 2016, and as of the date of this report, all of such warrants have been cancelled.

On January 14, 2016, we completed an acquisition of 0.8% equity interest of BDL from BTL. The Company now holds 100% of the equity interest of BDL. This change reflects BTL’s reduced reliance on business with BDL in providing repair and maintenance services. Upon the execution of the Loss Absorption Agreement Termination (“VIE Termination”) described further below, we stopped all business activities with BTL as well.

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

On July 31, 2016, BDL entered into the VIE Termination with the BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective July 31, 2016. There is no relationship between BTL and us, and our other subsidiaries after the effectiveness of the VIE Termination.

On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

On June 8, 2017, the Company held the Annual General Meeting to approve the amend and restate the Company’s amended and restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”).

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc. (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,000.20 in the aggregate) in a private placement (the “Private Placement”). The Private Placement occurred pursuant to a Stock Purchase Agreement dated November 3, 2017 (the “Purchase Agreement”) by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.05.

Relationship among Lianluo Smart, BTL, LCL and BDL

BTL is a PRC company established on July 5, 2001. Lianluo Smart is a BVI company established on July 22, 2003, formerly known as Dehaier Medical Systems Limited. Lianluo Smart and BTL jointly established BDL on September 24, 2003 as a Chinese-foreign equity joint-venture under the PRC laws. Under PRC laws, the shareholders of the equity joint-venture share the profits, risks and losses in proportion to their respective contributions of the equity joint-venture.

BTL leased its building to BDL from January 1, 2015 through December 31, 2016, and BDL no longer leases this building. On December 18, 2015, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB 10,000,000 ($1,541,000) by BDL. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s land use right, building and guaranteed by Mr. Ping Chen and another shareholder of BTL. Upon the execution of the VIE Termination, BTL stopped providing its property as collateral for our outstanding borrowings. As of December 31, 2016, we reported no outstanding short-term borrowings.

On July 31, 2016, BDL entered into the VIE Termination with BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective July 31, 2016. There is no relationship between BTL and our company and our other subsidiaries after the effectiveness of the VIE Termination.

Currently, Lianluo Smart owns 100% of LCL and LCL owns 100% of BDL.

B.	Business Overview

Lianluo Smart focuses on three business sectors: medical wearable devices, smart devices and smart ecosystem platform.

The medical wearable sector focuses on wearable sleep respiratory devices. The Company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. It provides users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. The Company now has professional and accurate collection and valuable big-data analytic technology, which can scientifically and accurately collect and count user data, and provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

The smart devices sector is specialized in operating easy-use smart devices for sports, social contact, entertainment, remote-control, family health management, which can connect things and humans in an intelligent way. The Company continuously upgrades key algorithms based on big data and develops smart devices based on the combination of hardware and software. This sector will cover several areas, including smart home, smart traveling and smart entertainment.

In the smart ecosystem platform sector, the Company intends to build an ecosystem to facilitate interconnection among smart products and between smart products and users. This ecosystem is designed to address anticipated future trends and user demands. It incorporates wearable devices, home furnishings, mobile smart devices and other smart devices with cloud computing.

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

We completed the corporate and business restructuring plan of scaling down and discontinued, as appropriate, our unprofitable medical device business. We aim to concentrate our resources to develop medical wearable devices, smart devices and smart ecosystem platform, as our major business.

Recent Operational Developments

On January 6, 2017 the Company announced that it was displaying its DHR 998 Plus Wearable Sleep Apnea Syndrome Diagnostic Watch at the 2017 International Consumer Electronics Show hosted in Las Vegas, USA.

On January 10, 2017, the Company received the design patent certificate for the DHR 998 Plus Wearable Sleep Apnea Syndrome Diagnostic Watch, which is a main product under the business of the Company's medical wearable device sector.

On June 24, 2017, the Company attended the Seventh Academic Conference (the “Conference”) in Jinan, China. The Conference was hosted by the Sleep Medicine Doctor Branch of the Shandong Doctor Association and organized by Qilu Hospital of Shandong University, a key otolaryngology laboratory of China’s National Health and Family Planning Commission and the Journal of Otolaryngology of Shandong University. About 100 hospitals and 150 experts, doctors and other attendees were present at the Conference.

On October 12 to 15, 2017, the Company presented at the 28th Great Wall International Congress of Cardiology Asia Pacific Heart Congress 2017 and the International Congress of Cardiovascular Prevention and Rehabilitation 2017 at the China National Convention Center in Beijing, China.

On October 20, 2017, the Company presented at the Summit Forum of Sleep Respiratory Diseases in Zibo, Shandong, China.

On November 6, 2017, the Company and a related party Digital Grid (Hong Kong) Technology Co., Limited together invested a total of $5 million in Guardion Health Sciences, Inc., a San Diego-based company focused on ocular health technologies and products.

On December 12, 2017, the Company announced that the Chairman of the Board of Directors, Mr. Zhitao He, has notified the Company that he intends to purchase up to $6 million in Lianluo Smart's Class A Common Shares from time to time within the next twelve months, subject to market conditions.

Our Products

Our Proprietary Products

Our proprietary product is: wearable sleep respiratory devices which are mainly used for hospitals, sleep centers, physical examination centers and for individuals used at-home. Our management believes that our proprietary products, which are generally more convenient and effective and less expensive than products from other competitors, tend to be more attractive to hospitals and healthcare facilities and other end-users for whom effectiveness and price are the significant factors in deciding whether to use our products.

Mobile Medicine (including Internet Medical and Sleep Diagnosis Products)

●	Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products which are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $344,575, $1,192,930 and $1,902,638 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development costs from discontinued operations were $0 and $596,025 for the years ended December 31, 2016 and 2015, respectively. Our research and development team in 2017 consisted of 4 engineers, representing 3.1% of our employees.

Our project selection goals focus on projects that we believe are commercially feasible, can generate significant revenue and can be introduced into the market in the near-term. While our research and development department may conduct research into areas that are likely to lead to short-, medium- and long-range business opportunities for our company, we focus our development of products on those solutions we believe are most likely to generate significant near-term revenues. Thus, we would generally devote more resources to a solution expected to have an immediate financial return than to a project with a potentially greater overall payoff that is more distant and tenuous.

Our management seeks feedback from our marketing activities to learn about needs for future products and improvements to existing products that our research and development department can seek to address. Once we identify a product opportunity, our sales and service, research and development, and assembly teams work closely together to determine potential market demand for a product and how it fits with our current design and assembly capabilities. We organize regular meetings in which our sales and service, research and development and assembly teams review progress and, if necessary, adjust the emphasis of our research and development projects.

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

BDL maintains a 6,146 square foot product center in Changping District in Beijing. In addition, LCL maintains a 4,689 square foot product center in Changping District as well and is preparing the application of its assembly permit. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our employees in assembly and by some of our external vendors. Currently, the supply and manufacture of many critical components is performed by exclusive third-party vendors in China.

Proprietary Rights for Our Proprietary Products

We are developing a portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. Under the Dehaier brand, we have a total of 12 patents now, including 4 practical patents and 8 design patents. Under the LCL brand, we have a total of 12 software copyrights for our CPAP devices (5), Sleep Diagnosis System (1), air compressors (1) and other (5). Moreover, we possess proprietary technology and know-how in assembly processes, design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

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

We believe that we have successfully established our brand in China. We have registered trademarks in China. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party.

Our Distributed Products

Our management believes that our distributed products, which are generally high-end and more expensive than products from other Chinese companies, tend to be more attractive to larger city hospitals and more affluent healthcare facilities and other end-users for whom perceived quality is a significant factor in deciding which products to purchase. While we believe that the quality of our proprietary products is also strong, we understand that some consumers in China associate more well-known international brands with higher quality than they associate with domestically produced brands.

We serve as a significant distributor in China for laryngoscopes from Timesco Healthcare Ltd. (“Timesco”).

Medical Devices

●	Laryngoscopes. We provide three lines of laryngoscopes developed by Timesco: the Optima, Optima XL and Eclipse lines. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

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

Customers and Suppliers

We have three categories of customers: (i) distributors, (ii) hospitals, physical examination centers, and government agencies and (iii) individual consumers to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis.

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 99% of our sales are to distributors. Based on the expected use of products sold to distributors, for proprietary products, we estimate that they sell approximately 90% of our products to physical examination centers, and 10% to hospitals; for distributed products, about 100% products are sold to hospitals. We have contractual distribution relationships with approximate 200 independent distributors. We do not own, employ or control these independent distributors.

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

Dependence on Major Customers. For the years ended December 31, 2017, 2016 and 2015, approximately 56%, 94% and 7% of the Company’s total revenues, respectively, were received from two largest customers for continuing operations. For the years ended December 31, 2016 and 2015, approximately 96% and 61% of the Company’s total revenues were received from two largest customers for discontinued operations.

Dependence on Major Suppliers. For the years ended December 31, 2017, 2016 and 2015, purchases from three largest suppliers for continuing operations were approximately 65%, 98% and 87% of the total purchases, respectively. For the years ended December 31, 2016 and 2015, purchases from three largest suppliers for discontinued operations were approximately 94% and 78% of total purchases, respectively.

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

Our competitors include publicly traded and privately held multinational companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for sales to large hospitals.

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

Proprietary Product	Primary Competitors in China	Lianluo Smart’s Estimated Competitive Position*

DHR280 air compressors	Beijing Yi’an, Beijing Shenlu	Average

DHR 998* and diagnosis products	Foreign companies such as Respironics, ResMed, and Covidien and Chinese company like Tianjin Oranger	Greater than average

Timesco laryngoscope	Kirchner & Wilhelm (GER), Welch Allyn (USA)	Average

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

Methods of Competition

China’s medical device market currently features a significant number of small distributors. For example, China is currently investing heavily in health care nationwide; however, money for healthcare is currently unevenly distributed. There are a number of large hospitals that have significant resources and a number of rural clinics that have extremely limited budgets. We are able to provide distributed products that reach the more affluent customers, as these customers frequently tend to ascribe more perceived value to products made by well-known foreign companies. We are also able to supply our proprietary products to customers who tend to care less about perceived value and more about functionality.

We have confidence on the well-established distribution channels and market occupancy. As of the date of this report, we have partnered with 25 dealers and distributors, 46 hospitals, 63 check-up centers over 22 cities across China. We compete with other companies by offering the real effective, convenient and most competitively priced products and services to customers. We provide 24/7 hour service and technical support by phone and wechat to the clients and end-users. We are also continuing our research and development on the sleep respiratory field and continue to look for cooperation and merger and acquisition opportunities with state-of-the-art technologies and products in the worldwide. Furthermore, being a Nasdaq-listed company has helped to build our brand image and reputation with potential customer and business partners.

Seasonality

We generally experience an increase in revenues and tests from March through May, and September through December. This is because people tend to have physical check-up during these months. Our first quarter performance generally declines as a result of fewer business activities during the Chinese New Year Holiday.

Employees

As of December 31, 2017, we have 129 full-time employees, of which 14 were in middle and high management, 20 are employed in assembly and procurement; 10 were in clinical and technical service; 4 were in regulation and compliance; 4 were in research and development; 17 were in general administration; and 60 were in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We made contributions to employee benefits equal to 24% of employee salaries in 2017.

Generally, we enter into a three-year standard employment contract with all of our employees. According to these employment contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us.

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

Regulations

Our products are medical devices and are subject to regulatory controls governing medical devices. As a distributor of medical equipment and supplies, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the China Food and Drug Administration (“CFDA”). CFDA requirements include obtaining certifications, permits, compliance with clinical testing standards, assembly practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards. We are also subject to other PRC government laws and regulations.

China’s Regulation of Medical Devices

Classification of Medical Devices

In China, medical devices are classified by the CFDA into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a company needs to obtain a permit for manufacture, sale, and/or distribution, and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

Class I devices require product certification, are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the city level food and drug administration where the company is located. Class II devices are those with medium risk to the human body and are subject to “special controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the company is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated directly by the CFDA under the strictest regulatory control.

The majority of our products are classified as Class II devices. Our products are either classified as Class II or non-categorized devices.

Assembly Permit

A company must obtain a permit from the provincial level food and drug administration before commencing the assembly of Class II and Class III medical devices. No assembly permit is required for Class I devices, but the company must notify the provincial level food and drug administration where the company is located and file for recording with it. An assembly permit, once obtained, is valid for five years and is renewable upon expiration.

We have a single assembly permit, which covers all products we assemble and is scheduled to expire on August 25, 2018. We are now applying for the renewal of our assembly permit. To renew an assembly permit, a company needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information, six months before the expiration date of the permit. If we are unable to renew the permit before it expires, we could lose our ability to assemble our medical devices until the situation is rectified.

Distribution License

A manufacturer or distributor must obtain a distribution license to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. If we are unable to renew any of our permits before their respective expiration dates, we could lose our ability to distribute medical devices until the situation is rectified.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a company must complete a medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of the respective levels of food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires companies to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions that will conduct the clinical trials, the company may begin the clinical trial. A registration application for a Class II or Class III device must provide certain pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, production and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, or the CFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of such written approval. If the relevant food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

The CFDA may at any time change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

The following table discloses the current registration expiration dates for the products we sell. It is the obligation of the producer of the product to seek registration and any renewals. We are responsible for registering our proprietary products but must rely on the suppliers of other products to seek registration for those products. We will either cease to sell such products or seek comparable products from other suppliers in the event the applicable registration is not renewed on expiration.

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration

Ventilator Air Compressor	DHR280 Air Compressor for Ventilators	June 2019
Laryngoscope	Timesco Laryngoscope	April 2020
Abdominal pressure cardiopulmonary resuscitation instrument	CPR-LW1000	December 2020

Respiratory Products

Sleep Apnea Diagnosis and Analysis Systems Morpheus Ox May 2019

Continuing CFDA Regulation

We are subject to continuing regulation by the CFDA. In the event of a significant modification to an approved medical device, its labeling or assembly process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:

●	CFDA’s quality system regulations, which require companies to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

●	medical device reporting regulations, which require that companies report to the CFDA certain types of adverse reaction and other events involving their products; and

●	CFDA’s general prohibition against promoting products for unapproved uses.

Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe that we are currently in compliance with the applicable CFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the CFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the CFDA to determine compliance with regulatory requirements. If the CFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

●	fines, injunctions and civil penalties;

●	recall or seizure of our products;

●	the imposition of operating restrictions, partial suspension or complete shutdown of assembly; and

●	criminal prosecution.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of medical device businesses in the PRC is the 2017 Foreign Investment Industrial Guidance Catalogue (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, LCL and BDL are engaged in an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

●	are not subject to restrictions on foreign investment, and, as such, foreign can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

●	provided such company has total investment of less than $1billion, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and

●	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Circular 37

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents who control our company are required to make registration as mentioned above in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37 and Circular 13.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest financial equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such financial equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the authority that originally approved its establishment. In addition, the increase of registered capital and total investment amount must both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries must be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, may not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

C.	Organizational structure

Lianluo Smart is a BVI company established on July 22, 2003. Lianluo Smart now has a direct wholly-owned subsidiary in China—Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”). Lianluo Smart transferred its ownership of Beijing Dehaier Medical Technology Co., Ltd. (“BDL”) to LCL following a board resolution on October 9, 2017. Thereafter, BDL became a direct wholly-owned subsidiary of LCL.

D.	Property, Plants and Equipment

We are headquartered and our principal executive offices are located in Beijing, China. We assemble and test all our branded products at our 6,146 square foot product facility located in the Changping District in Beijing. The following is a description of our properties, which we lease from third-parties:

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Lianluo Smart Limited Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China	December 31, 2018	6,405 square feet

Product Centers	2nd Floor of Lvchuang Environmental Protection Building, No. 28 Zhenxing Road, Changping District, Beijing, China	November 30, 2018	6,146 square feet

	Rooms 609, 610,611, 612, 618, 619, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road Changping District, Beijing, China	August 31, 2018	4,689 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product center consists of office buildings, a manufacturing/assembly base, and a warehouse and administration area. In addition, we have assembly and testing machines at the product centers.

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

Restatement of Prior Financial Information

In this Annual Report on Form 20-F, we have restated our Consolidated Balance Sheet as of December 31, 2016 and the related Statements of Operations and Comprehensive (Loss) Income, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Cash flows for the fiscal year ended December 31, 2016.

The effects of the accounting adjustments made as a part of the restatement of our consolidated financial statements are more fully discussed in Note 2 — “Restatement of Previously Issued Consolidated Financial Statements” to our consolidated financial statements contained in this Annual Report on Form 20-F.  The Company is amending and restating its 2016 financial statements to reclassify the warrants to HLI as derivative liabilities and to report any changes in their fair value up to the earlier of the date of the exercise or the reporting date in earnings. The Company has performed a thorough reassessment of the terms of its warrants with reference to the provisions of ASC Topic 815-40-15-7I, regarding its exposure to changes in currency exchange rates. This reassessment has led to the management’s conclusion that the Company’s warrants issued to HLI should not be considered indexed to the Company’s own stock because the warrants are denominated in U.S. dollar, which is different from the Company’s functional currency, Renminbi. The prior financial information is restated based on the above reason. The basic and diluted loss per share has been restated from $0.97, as previously reported in the 2016 Annual Report, to $0.93, as reported in the restated 2016 financial statements. Our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 has not been amended.  Accordingly, investors should no longer rely upon the Company’s previously released consolidated financial statements for the period and any earnings releases or other communications relating to the period. These activities are referred to in this Management’s Discussion and Analysis as the “Restatement.”

Overview

Our Company’s business is divided into two parts: (i) medical products (including supporting products such as operating room products, ventilators, medical emergency products and medical air compressor products); (ii) mobile medicine (including wearable sleep respiratory solution for Obstructive Sleep Apnea Syndrome (“OSAS”)).

Our revenues mainly come from medical products and mobile medicine. For the years ended December 31, 2017, 2016 and 2015, our total revenues from continuing operations amounted to approximately $0.88 million, $13.1 million and $0.74 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net loss attributable to the Company for the years ended December 31, 2017, 2016 and 2015 was approximately $5.14 million, $9.73 million and $10.22 million, respectively.

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

Although our sleep respiratory business is still in its early stages, we anticipate that it can be a key growth driver for our Company in the foreseeable future. During the year 2017, we have intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, which has developed our distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

We have continued to establish relationships with pilot hospitals to deliver our wearable solutions and products for OSAS, driving the market growth in the hospitals in the regions where the pilot hospitals located, which helped to push forward our strategic market expansion for public hospitals. So far, wearable diagnosis and analysis systems for OSAS have been successfully delivered to most of major hospitals throughout China. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our target is to gradually promote our business from sleep centers, respiratory departments, and Ear/Nose/Throat (E.N.T.) departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes and strokes.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has been successively launched in Ciming Aoya Hospital and Sonqao’s high-end physical examination center and multiple outpatient departments of Health 100 Group and IKang Healthcare Group in tier 1 cities, tier 2 cities and tier 3 cities. The number of customers for sleep diagnostic services has been growing and our products and services have been well appreciated.

In addition, we are exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. We expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insurances. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become the leading domestic product and service provider in this market.

Our revenues for 2017 decreased $12 million compared to 2016. In 2017, our sales decline was mainly due to our business focus on our sleep respiratory solutions and services for OSAS of higher margins in order to reduce our gross loss. We redirected our operations from unprofitable products to the sleep respiratory solutions of higher margins by marketing and expanding OSAS diagnosis. The gross loss of 2017 decreased $3.34 million compared to 2016, which was mainly due to disposal of inventories of $2.45 million in 2016 since all the disposed inventories have been replaced by new products for the improvement of technology. Our management believes that we will be able to improve our product margins of sleep respiratory solutions and will make the relevant products become an important revenue growth factor of the Company in the following years.

	For the Years Ended December 31,
	2017	2016	2015
		(Restated)

Revenues	$882,011	$13,062,373	$738,301

Costs of revenue	(1,655,970)	(17,179,060)	(1,094,124)
Gross loss	(773,959)	(4,116,687)	(355,823)

Service income	56,030	14,587	1,600,012
Service expenses	(1,289)	(21,130)	(1,234,257)
Selling expenses	(1,170,378)	(927,243)	(2,815,609)
General and administrative expenses	(3,192,030)	(4,183,775)	(4,089,592)
Recovery from (provision for) doubtful accounts	23,608	150,280	(8,544)
Operating loss	(5,058,018)	(9,083,968)	6,903,813

Net loss from continuing operations	(5,136,434)	(9,609,735)	(6,698,870)

Net loss from discontinued operations	-	(251,153)	(3,663,465)
Net loss	(5,136,434)	(9,860,888)	(10,362,335)

Net loss attributable to Lianluo Smart Limited	$(5,136,434)	$(9,731,868)	$(10,223,130)

Comprehensive loss attributable to Lianluo Smart Limited	$(4,756,357)	$(10,197,212)	$(10,634,213)

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our sales revenues and net incomes are:

●	our ability to position our products in different market segments, including our recent efforts to sell our products to hospitals and other healthcare facilities nationwide;

●	our ability to price our products at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

●	new products introduced by us as well as our competitors. The introduction of new products by our competitors may lead to a decrease in sales and market share of our products, or force us to sell our products at reduced prices or margins;

●	our ability to carry out our new business initiatives effectively. As we continue to invest heavily in research and development projects and new business lines, including our new entry to the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives;

●	our ability to attract and retain distributors and key customers;

●	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe to play a vital role in our new business initiatives;

●	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

●	our ability to establish, promote, and maintain the public relations image of our Company and product brands; and

●	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Components of Results of Operations

The following table sets forth the components of our results of operations both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the years ended December 31,						Changes		Changes
	2017		2016		2015		2017 vs. 2016		2016 vs. 2015
			(Restated)
	USD		USD		USD		USD		USD
	(‘000)%		(‘000)%		(‘000)%		(‘000)%		(‘000)%
Revenues	882	100	13,062	100	738	100	(12,180)	(93)	12,324	1,670
Cost of revenues	(1,656)	(188)	(17,179)	(132)	(1,094)	(148)	15,523	90	(16,085)	(1,470)
Gross loss	(774)	(88)	(4,117)	(32)	(356)	(48)	3,343	81	(3,761)	(1,056)
Service incomes	56	6	15	0	1,600	217	41	273	(1,585)	(99)
Service expenses	(1)	0	(21)	0	(1,234)	(167)	20	95	1,213	98
Selling expenses	(1,170)	(132)	(927)	(7)	(2,816)	(382)	(243)	(26)	1,889	67
General & administrative expenses	(3,192)	(362)	(4,184)	(32)	(4,090)	(554)	992	(24)	(94)	(2)
Recovery from (provision) for doubtful accounts	23	3	150	1	(8)	(1)	(127)	(84)	158	1,975
Operating loss	(5,058)	(573)	(9,084)	(70)	(6,904)	(935)	4,026	44	(2,180)	(32)
Net loss from continuing operations	(5,136)	(582)	(9,610)	(74)	(6,699)	(907)	4,474	47	(2,911)	(43)
Net loss from discontinued operations	-	-	(251)	(2)	(3,663)	(496)	251	100	3,412	93
Net loss	(5,136)	(582)	(9,861)	(75)	(10,362)	(1,404)	4,725	48	501	5

Revenues

Our total revenues are derived from our medical devices and sleep respiratory business. In 2017, our total revenues from continuing operations decreased by 93%, mainly due to the decrease in revenue from sleep respiratory solutions by $12 million. Along with the development of our business strategy transformation, we have redirected our operations from unprofitable products to the sleep respiratory solutions of higher margins by marketing and expanding OSAS diagnosis.

To capture market share and the execution of the strategy of sales promotion, we suffered a loss from the sleep respiratory solutions business. Our management believes that we will be able to improve our product margins of sleep respiratory solutions and will make the relevant products become an important growth factor of the Company in the following years.

Medical Products (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical devices product line from the sale of general hospital products and related supporting products (including laryngoscope) and medical compressor. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on the technology of the mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management, distributing laryngoscope and other medical products.

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

Sleep Respiratory Products (Previously known as “Respiratory and Oxygen Homecare Products”)

We will derive revenues in our sleep respiratory line from sales of OSAS test and service. We anticipate that, on a percentage basis, revenues from sleep respiratory product line will increase more rapidly in the near term as we introduce new and more advanced products. We expect to develop our market for sleep respiratory market in China through the use of distributors as well as through our direct sales platform. Though we are in the developing stage of sleep respiratory business, we strongly believe in the tremendous growth potential of this business in the coming years. During the past year, the sleep respiratory business has achieved more progress in which we have continued to expand to public hospitals and physical examination centers. In 2017, management focused on introducing more advanced products and penetrating the market for sleep respiratory business. We have broadened and differentiated our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered. We will also continue to focus on the development of the sleep respiratory systems in private physical examination chains and life insurance companies which we believe to have large quantities of potential customers for sleep diagnosis.

We continue to devote proactive efforts to develop the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our portable sleep diagnostics devices business recognized 6% of the total revenue for the year 2017.

Cost of Revenues

Cost of revenues primarily includes costs of our finished goods, parts for assembly, wages, handling charges, depreciation on our productive plant and equipment, amortization of software copyrights and other software related to our products, and other expenses associated with the assembly and distribution of product.

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

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation, expenses associated with our research and development, registration of patents and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

We expect our general and administration expenses to maintain at the current level in the near future as a result of the disposition of the discontinued operations to maintain the competitive advantage of our respiratory sleep business.

Results of Operations

We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

Revenues

Our total revenues from continuing operations decreased by 93% from $13.06 million for the fiscal year ended December 31, 2016 to $0.88 million for the fiscal year ended December 31, 2017. The decrease of revenues is mainly due to the significantly decreased revenue from production of sleep respiratory solutions with lower margin in 2017.

Cost of Revenues

Our cost of revenues from continuing operations decreased by 90% from $17.18 million for the fiscal year ended December 31, 2016 to $1.66 million for the fiscal year ended December 31, 2017. The decrease in cost of revenues was in line with the decrease of revenues. The decreasing cost of revenue was also due to the disposal of inventories $2.45 million since all the disposed inventories have been replaced by new products for the improvement of technology in 2016. Before our factory and warehouse moved to the new location in the end of 2016, we had cleaned up and disposed of slow moving inventories, which were one-time expenses in 2016.

Gross Loss

Our gross loss from continuing operations decreased from $4.12 million in 2016 to $0.77 million in 2017. Gross loss as a percentage of revenues increased from 32% in 2016 to 88% in 2017. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our products, in 2017 and 2016, resulting in a high gross loss both in dollar terms and in percentage terms.

Service Incomes

Our service income increased from $0.01 million in 2016 to $0.06 million in 2017. Service income represents the income of repair service and technical service.

Service Expense

Our service expense decreased from $0.02 million in 2016 to $0.001 million in 2017. Service expense mainly represents costs of spare parts incurred in provision of repair services.

Selling Expenses

Our selling expenses from continuing operations increased by 26% from $0.9 million for the year ended December 31, 2016 to $1.17 million for the year ended December 31, 2017. The increase in selling expenses was mainly because the Company invested more resources and energy in market development for the sleep respiratory business, such as employing more sales staff and attending more medical device exhibitions, in 2017 than it did in 2016.

General and Administrative Expenses

Our general and administration expenses from continuing operations decreased by 24% from $4.18 million for the year ended December 31, 2016 to $3.19 million for the year ended December 31, 2017. This decrease was mainly due to the development of production that has been nearly completed in 2016. As a result, the investment in research and development activities of sleep respiratory business decreased in 2017. Research and development costs from continuing operations were $344,576 and $1,192,930 for the years ended December 31, 2017 and 2016, respectively. We expect our general and administrative expenses to maintain at the current level in the near future as a result of the accomplishment of the discontinued operations and to maintain the competitive advantage of our respiratory sleep business.

Recovery from Doubtful Accounts

Our recovery from doubtful accounts from continuing operations decreased from $150,280 for the year ended December 31, 2016 to $23,608 for the year ended December 31, 2017. An allowance for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Operating Loss

As a result of the foregoing, we incurred an operating loss of approximately $5.06 million in 2017, compared to approximately $9.08 million in 2016, representing a decrease of 44%.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2017, the fair value loss on warrants issued to our major shareholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”) was $0.2 million, compared to a fair value gain of $0.5 million related to relating to the warrants issued to HLI and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016. The warrants issued to other investors and placement agents were redeemed during 2016.

Loss from Warrant Redemption

On April 21, 2016, we entered warrant repurchase agreements with the holders of warrants to purchase, in the aggregate, 293,880 shares, pursuant to which we agreed to redeem such warrants for cash payment equal to $3.80 per share underlying the warrants. We completed the redemption of the warrants on June 2, 2016, and as of the date of this report, all of such warrants have been cancelled. Accordingly, there was a non-recurring loss of $1.09 million from warrant redemption in 2016.

Taxation

Our income tax benefit was approximately $0 in 2017, compared to approximately $95,026 in 2016. We incurred taxable loss in both 2017 and 2016.

Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $5.14 million in 2017, compared to approximately $9.61 million in 2016.

Net Loss from Discontinued Operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. In addition, we deconsolidated BTL as one of our consolidated entities due to the termination of the VIE agreement on July 31, 2016. As a result of this strategic shift and deconsolidation, the relevant results of operations were reported as discontinued operations in our consolidated financial statements and we had net loss from discontinued operations of approximately $0.25 million in 2016.

Net Loss and Net Loss Attributable to Lianluo Smart Limited

As a result of the foregoing, we had net loss of approximately $5.14 million in 2017, compared to a net loss of approximately $9.86 million in 2016. After deduction of non-controlling interest in loss of BTL, net loss attributable to the Company was approximately $5.14 million and $9.73 million in 2017 and 2016, respectively.

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended December 31, 2015

Revenues

Our total revenues from continuing operations increased by 1,670% from $0.74 million for the fiscal year ended December 31, 2015 to $13.06 million for the fiscal year ended December 31, 2016. The increase of revenues is mainly due to the significantly increased revenue from sleep respiratory solutions in 2016. Along with the development of the Company’s shift in business strategy, we have adjusted the sales strategy of traditional medical devices business, discontinued the unprofitable medical device business, maintained only a few profitable businesses such as sales of its patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments in the future, and invested more resources in the research and development of sleep respiration business. In 2016, we have distributed our sleep respiratory detection devices and photo plethysmography (PPG) sensors to model public hospitals and private medical centers. We have achieved certain progress in its mobile medicine to increase our brand awareness and expand our market shares in sleep respiration market, which accounted for about 90% of total sales. Although our mobile medicine is still in its early stage, our management believes that our mobile medicine business will become an important growth driver for our Company in the coming years.

Cost of Revenues

Our cost of revenues from continuing operations increased by 1,470% from $1.09 million for the fiscal year ended December 31, 2015 to $17.18 million for the fiscal year ended December 31, 2016. The increase in cost of revenues was generally in line with the increase of revenues. The increasing cost of revenue was also due to the disposal of inventories $2.45 million since all the disposed inventories have been replaced by new products for the improvement of technology in 2016. In addition, our current strategy at developing the sleep respiratory solution market is to rapidly expand our market share and build up our product or brand awareness with major hospitals and clinics in China. Thus, in the short-term period, we may adopt a lower margin policy to boost our sales and distribute our products as many as possible to various medical institutions. Consequently, our cost of revenue increased more than our revenue. However, we believe that upon we can expand our market share in this stage and make our customers consistently use our products, we can further raise our margin in the following and future sales. Before our factory and warehouse moved to the new location in the end of 2016, we had cleaned up and disposed slow moving inventories, which were one-time expenses in 2016.

Gross Loss

Our gross loss from continuing operations increased from $0.36 million in 2015 to $4.12 million in 2016 and gross loss as a percentage of revenues decreased from 48% in 2015 to 32% in 2016. The high gross loss in percentage term in both years was mainly due to the lower sale margin policy at expanding our market share, a loss from the disposal of inventories, and the fixed costs allocated to the remaining production lines became higher. We incurred significant amount of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our products, in 2016 and 2015, resulting in a high gross loss both in dollar terms and in percentage terms.

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

Selling Expenses

Our selling expenses from continuing operations decreased by 67% from $2.82 million for the year ended December 31, 2015 to $0.93 million for the year ended December 31, 2016. The decrease in selling expenses was mainly because we invested more resources and energy in the market development for our sleep respiratory business, such as employing more sales staff and attending more at medical device exhibitions, in 2015 than we did in 2016. For the years ended December 31, 2016 and 2015, advertising and promotional expenses from continuing operations recognized in the consolidated statements of comprehensive loss were $56,338 and $1,417,243 respectively.

General and Administrative Expenses

Our general and administration expenses from the continuing operations slightly increased by 2% from $4.09 million for the year ended December 31, 2015 to $4.18 million for the year ended December 31, 2016. This increase was mainly due to the increase of audit fees, external consultant fees and stock compensation expenses to our employees

Recovery from (Provision for) Doubtful Accounts

Our provision for doubtful accounts from the continuing operations was $8,544 for the year ended December 31, 2015, compared to a recovery from doubtful accounts of $(150,280) for the year ended December 31, 2016. This reversed amount of provision for doubtful accounts was mainly due to that some of our accounts receivable, other receivables and advances to suppliers with aging more than three months, which previously had an allowance for doubtful accounts, have been collected and recovered according to our provision for aging policy for the year ended December 31, 2016.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $9.08 million in 2016, compared to operating loss of approximately $6.90 million in 2015.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2016, the gain related to changes in the fair value of warrants liability relating to the warrants issued to HLI, other investors and placement agents was $527,617 before all the warrants to other investors and placement agents had been redeemed, compared to a gain of $390,324 for the year ended December 31, 2015. The change in the fair value of warrants liability was due to the change in our stock price and volatility.

Loss from Warrant Redemption

On April 21, 2016, we entered warrant repurchase agreements with the holders of warrants to purchase, in the aggregate, 293,880 shares, pursuant to which the company agreed to redeem such warrants for cash payment equal to $3.80 per share underlying the warrants. The company completed the redemption of the warrants on June 2, 2016, and as of the date of this report, all of such warrants have been cancelled. Accordingly, there was a loss of $1.09 million from warrant redemption.

Taxation

Our income tax benefit was approximately $95,026 in 2016, compared to approximately $11,978 in 2015. Our income tax benefit increased $83,048 primarily due to the taxable loss in these periods.

Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $9.61 million in 2016, compared to approximately $6.70 million in 2015.

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

Net Loss

As a result of the foregoing, we had net loss of approximately $9.86 million in 2016, compared to a net loss of approximately $10.36 million in 2015. After deduction of non-controlling interest in loss of BTL, net loss attributable to the Company was approximately $9.73 million and $10.22 million in 2016 and 2015, respectively.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2017, we had $6.81 million in cash and cash equivalents, decreased from $10.79 million at December 31, 2016.

Operating Activities

Net cash used in operating activities was $5,408,997 for the year ended December 31, 2017, compared to $2,775,158 for the same period in 2016. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations was $5,136,434 in 2017, a decrease of approximately $4.5 million from net loss of $9,609,735 for the same period of 2016.

(ii)	Increase in inventory (including inventory obsolescence and loss from disposal of inventories) was $2,080,886 in 2017, while a decrease of $3,838,198 in 2016.

(iii)	Loss from warrant redemption was nil in 2017 and $1,091,719 in 2016, since the Company completed the redemption of the warrants on June 2, 2016 and did not redeem any warrants in 2017.

(iv)	Accrued expenses and other current liabilities from continuing operations increased by $119,549 in 2017, compared with a decrease of $1,315,779 in 2016.

(v)	Advances to suppliers and a related party from continuing operations increased by $147,465 in 2017, compared with a decrease of $1,228,000 in 2016.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $1,686,855 compared to $636,130 for the same period of 2016. The cash used in investing activities in 2017 was mainly attributable to our purchases of available-for-sale financial assets of $1.5 million. The cash used in investing activities in 2016 was mainly attributable to our capital expenditures of $0.6 million.

Financing Activities

Net cash provided by financing activities in 2016 was $13,675,808, which was mainly a result of: (i) our receipt of proceeds of $18.4 million from issuance of 11,111,111 common shares to HLI in 2016 and the collection of the remaining outstanding subscription receivable balance of $1.5 million in 2017, (ii) obtaining loans of $0.7 million from Mr. Ping Chen, our major shareholder and our CEO, (iii) our repayment of $1.5 million of short-term bank loans without obtaining any new short-term bank loans, (iv) our repayment of $2.8 million of short-term loans from Mr. Ping Chen, and (v) our payment of $1.1 million to redeem our warrants.

Net cash provided by financing activities in 2017 was $2,972,858, which was mainly a result of: (i)obtaining short-term loans of $1.5 million from Hangzhou Lianluo Interactive Information Technology Co. Ltd, and (ii) collecting the remaining outstanding subscription receivable balance of $1.5 million from HLI in 2017 (see above).

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$96,386	$96,386	$-	$-
Short-term borrowings	1,536,720	1,536,720	-	-
Future interest payment on short-term borrowings	67,770	67,770	-	-
Total	$1,700,876	$1,700,876	$-	$-

The leased properties are principally located in the PRC, and we use such properties for product centers, administration and warehouse facilities. The leases are renewable subject to negotiation.

Pursuant to various loan agreements between the Company and HLI in 2017, the Company obtained the following unsecured loans from HLI, which bear fixed interest at 5% per annum:

-	a loan of $296,064 (RMB2,000,000), repayable by August 28, 2018;

-	a loan of $296,064 (RMB2,000,000), repayable by December 14, 2018; and

-	a loan of $888,192 (RMB6,000,000), repayable by December 27, 2018.

Capital Expenditures

We made capital expenditures of approximately $0.04 million, $0.64 million and $0.03 million in 2017, 2016 and 2015, respectively, representing 4.62%, 4.87% and 3.72% of our total revenues, respectively.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries and variable interest entity for which the Company is the primary beneficiary (“VIE”) (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations and comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

For our majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us.

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

As the result, on July 31, 2016, we deconsolidated BTL from our consolidated financial statements upon termination of the VIE agreement with BTL.

Accounts Receivable

Accounts receivable are initially recorded at invoiced amount. We generally require 100% prepayment before delivering our products to individual clients. Our contract terms general require 10%-30% prepayment for our hospital and healthcare center clients, and the trade receivable term in contracts for those clients is generally between 60 and 90 days. Our contract terms general require 10% prepayment from our distributor clients, and the trade receivable term in contracts for those clients is generally between 60 and 180 days. With the exception of the prepayments we require in some cases, we generally do not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other Receivables ad Prepayments, net

Other receivables and prepayments primarily include advances to employees, prepaid rentals and deposits to service providers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection.

Advances to Suppliers, net

We, as is the common practice in the PRC, often make advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired.

Warrant Liability

For warrants that are not indexed to our stock, we record the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair values of these warrants have been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to market value, if lower.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives before July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Estimated useful lives of property and equipment after July 31, 2016 were shortened and depreciation thereafter is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Machinery and equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	5 years

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Software copyrights	20 years
Other software	5 years

Impairment of Long-Lived Assets

We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

Available-for-sale investments

Available-for-sale investments represent our investments in a privately held company. The investments are accounted for using the cost method, as they do not have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

Revenue Recognition

We recognize revenues when all the followings conditions have been satisfied:

●	Persuasive evidence of an arrangement exists;

●	Delivery and/or installation has occurred (e.g., risks and rewards of ownership has passed);

●	The sales price is fixed or determinable; and

●	Collectability is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. Because the products are assembled to the customers’ specification, there is no right of return. We do not provide its customers with price protection or cash rebates. For products that include software, the software is an off-the-shelf package and an integral part of the products being delivered. We do not provide any significant post-sale customer support services and do not provide customers with upgrades. The software is incidental to the product as a whole. For products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed.

For all service income, we recognize the revenues upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

Foreign Currency Translation

The accounts of Lianluo Smart, BDL, LCL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars.

Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The financial statements of our foreign operations are translated USD in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues, expenses and cash flow items are translated at average exchange rates in effect during the periods. Equity is translated at the historical rate of exchange at the date of capital contribution. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity.

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Stock-Based Compensation

We account for stock-based share-based compensation awards to employees at fair value on the grant date and recognize the expense over the employee’s requisite service period. Our expected volatility assumption is based on the historical volatility of our stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is based on our current and expected dividend policy.

Segment Information

We operate and manage our business as one reporting and operating segment, which is the business of developing, commercializing and distribution of proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. Our chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

C.	Research and Development

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $344,575, $1,192,930 and $1,902,638 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development costs from the discontinued operations were $0 and $580,216 for the years ended December 31, 2016 and 2015, respectively. Our research and development team consists of 4 engineers, representing 3.1% of our employees as of December 31, 2017.

We are enhancing our research and development ability by cooperating with the research institutes of two top ranking Universities in China: Beijing University of Aeronautics & Astronautics and Beijing University of Technology and Science.

The information provided under Item 5.B, "Business Overview" details the Company’s research and development activities.

D.	Trend Information

Global wearable medical device market is expected to reach $27.8 billion by 2022, according to a new report by Grand View Research, Inc. the rising prevalence of conditions such as obesity and hypertension, as a result of sedentary lifestyle is anticipated to boost the demand for wearable medical devices. Moreover, increasing health awareness is further expected to augment the demand for these devices. Additionally, growing incidences of chronic conditions, such as diabetes, which require round-the-clock monitoring, are expected to increase the demand for wearable technology. Technological innovation is projected to be vital for growth of this industry over the forecast period.

The 2016 Blue Book on the Development of China's Medical Device Industry shows that the total size of the medical device market in China in 2016 was approximately 370 billion yuan (approximately $57 billion), an increase of 62 billion yuan (approximately $9.54 billion) from 308 billion yuan (approximately $47.39 billion) in 2015. Among them, the medical device market was about 269 billion yuan (approximately $41.39 billion), accounting for about 72.70%; the home medical device market exceeded 100 billion yuan, about 101 billion yuan (approximately $15.54 billion), accounting for 27.30%.

In May 2015, the highly anticipated "Made in China 2025" plan was formally announced. The trend of the medical device market promoted ten major industries such as biomedicine and high-performance medical devices as national strategies, and officially proposed to improve the innovation capability and industry of medical devices. At the level of development, it focuses on the development of high-performance medical equipment such as imaging equipment and medical robots, high-value medical consumables such as degradable blood vessel stents, and mobile medical products such as wearable and remote medical treatment. Industry analysts said that the policy is a huge driving force for the development of China's medical device industry and will help boost the development of China's medical device industry.

In 2014, per capita medical expenditure in China was 419 US dollars, while Americans spent an average of 9402.5 US dollars in the same period, which is 22.4 times than that of China. Current medical device purchases by individuals in China are also much lower than they are in Europe and the U.S. As China’s population continues to age, our management expects a rapid increase in demand for medical devices, and, as a result, growth in China’s medical device industry.

China’s home medical equipment market is currently in its initial stage of rapid growth. As residents’ living standards and consumption structure change, the demand for healthcare services and self-care will substantially increase, creating growth opportunities for participants in the market.

In summary, as a vital component of China’s current health system reform, the medical device industry has been incorporated into the national strategic development plan. In 2017, we anticipate new opportunities, and combined with favorable government policies, we anticipate being in a position for continued growth in the medical device industry.

The Ministry of Industry and Information Technology of the People’s Republic of China and National Development and Reform Commission jointly issued a Specific Project of Smart Device Industry Innovative Development (2016-2018) on September 19, 2016 to support the improvement of Chinese smart technology and supply of advanced product. With the development of "Internet & Healthcare" and the acceleration of "Healthy China", the medical wearable device industry may be entering a rapid development period.

Meanwhile, medical wearable devices are expected to be the most favorable industry in the whole wearable devices market. Nowadays, many companies are positively distributing in the medical industry through acquisition or release of related medical wearable devices to enlarge their market shares in the medical industry. The rapid development in the size of the medical wearable device industry has drawn great attention. Many leading companies, as well as medium and small sized innovative companies, entrepreneurs and investors are entering the medical wearable device industry. According to statistics on Huaxia Meidical Industry website, the scale of Chinese medical wearable device market has grown from more than $300 million (RMB 1.86 billion) in 2012 to about $1.95 billion (RMB 12.5 billion) in 2017, and it is estimated that the scale will continue to increase in 2018.

After rapid growth in 2017, the smart device market is expected to continue to increase in 2018. The scale of the market broke $7.9 billion (RMB 55.2 billion) in 2016 from $6 billion (RMB 42.4 billion) in 2015, and is estimated to reach $15.3 billion (RMB 98 billion) in 2018.

From the industry level, the scale of the smart device market is still rapidly growing, and large companies will continue to extend their smart ecosystem. Benefitting from the maturation of the platform, medium and small sized companies will be more concentrated on products.

From a product level, the optimization of connection and interactive modes is the key point of smart device growth. Smart home technology and devices will continue to be the hotspot of growth. User engagement with smart products is closely related to its practicability. Simple and multiple interactive modes are able to meet users' demands more efficiently.

The ultimate value of smart product is to serve users. To integrate advantages of other industries and join smart devices up with more third-party service is the key point of service expansion. With cooperation from traditional enterprises, smart devices will rapidly reach out to customers from concept, and bring smart life to consumers.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$96,386	$96,386	$-	$-
Short-term borrowings	1,536,720	1,536,720	-	-
Future interest payment on short-term borrowings	67,770	67,770	-	-
Total	$1,700,876	$1,700,876	$-	$-

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 23, 2018:

Name	Age	Position Held
Zhitao He	36	Chairman and Director
Ping Chen(1)(2)	55	Chief Executive Officer and Director
Yingmei Yang	48	Interim Chief Financial Officer
Richard Zhiqiang Chang(1)(3)(4)(5)(6)	55	Independent Director
Bin Pan(1)(4)(5)(6)(7)	45	Independent Director
Mingwei Zhang(1)(4)(5)(6)(7)	65	Independent Director

(1)	The individual’s business address is Room 2108, 21th Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.
(2)	Class III director whose term expires in 2019.

(3)	Class II director whose term expires in 2018.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2020.

Zhitao He. Mr. He has served as the Company chairman and director since October 2016. Mr. Zhitao He is also the Chairman of the Board of Lianluo Interactive, a China-listed company and a major shareholder of the Company. Mr. Zhitao He successfully led Lianluo Interactive to list on China’s A share market (ticker: 002280). Mr. Zhitao He was named one of the "10 Top Entrepreneurs of Post-1980s" by Hurun Report and "Top Ten Entrepreneurial Leader of Listed Companies" by Securities Times. In the past two years, under his leadership, Lianluo Interactive has moved into the field of smart hardware, including the purchase of leading American electronics online retailer Newegg(http://www.newegg.com), investments in American virtual reality ("VR") device manufacturer Avegant(www.avegant.com) and hardware corporation Razer(http://www.razerzone.com), and promotion of the world's biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Lianluo Interactive to become a closed loop of "Software and Hardware + Platform + Channels". Mr. He received his master degree from Beijing University of Posts and Telecommunications. Mr. He founded Lianluo Interactive in 2007 which was known as Beijing Digital Grid Technology Co. The Board believes that Mr. He’s vision, leadership and extensive knowledge of the industry is essential to the development of the Company.

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

Yingmei Yang. Ms. Yang has served as our interim Chief Financial Officer since March 15, 2018. Ms. Yang has served as the Vice President of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”), a major shareholder of the Company since February, 2018. Between January, 2015 and February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Lianluo Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited, the predecessor of Lianluo Interactive.

Richard Zhiqiang Chang. Mr. Chang has served as our independent director since 2016. Mr. Richard Chang has been CEO of Beijing Zhineng Technology Co., Ltd. in Beijing China since October 2015. Prior to that position, he served as a Key Account Manager and Business VP at AREVA Inc. in Beijing, China from 2013 through October 2015 and Chief Representative and Regional VP at Ventyx Inc. in Atlanta, Georgia from July 2009 to July 2013. Mr. Chang earned a master’s degree in computer science in 1997 from the University of Texas as Dallas, a master’s degree in automation in 1990 from Shanghai Jiaotong University and a bachelor’s degree in automation in 1985 from the same school. The Board believes that Mr. Chang’s strong experience in business and management is important to the success of the Company.

Bin Pan. Mr. Pan has served as our independent director since October, 2016. Mr. Bin Pan is the Chairman of Shanghai Hubo Investment Management Co., Ltd. He is also the independent director of Hangzhou Lianluo Interactive Information Technology Co. Ltd., Shanghai Yaoji Playing Card Co., Ltd, Shenzhen Prolto Supply Chain Management Co., Ltd and Shanghai Zhixin Electric Co., Ltd. Mr. Pan has been a partner in Shanghai Capital Law & Partners law firm since June 2004. He used to be the vice-president at the investment banking division of China Southern Securities Co., Ltd. from March 1997 to June 2004. Mr. Pan earned his master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his bachelor’s degree in 1994 from Huazhong University of Science and Technology University. The Board believes that Mr. Pan’s strong experience in investment and legal areas is important to the Company.

Mingwei Zhang. Mr. Zhang has served as our independent director since 2012. Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From September 2007 to October 2013, Mr. Zhang served as Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (Nasdaq CM: SINO). From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang has been chosen as a director because of his financial experience.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2017 to Ping Chen, our principal executive officer, Hui Zhou and Ke Cai, our principal financial officers.

Summary Executive Compensation Table

Name and principal position	Salary	Bonus	Option Awards		All Other Compensation	Total
Ping Chen, Principal Executive Officer	$28,087	$2,250	$-	(1)(2)(3)(4)(5)	$-	$30,337
Hui (Cherry) Zhou Chief Financial Officer (resigned as Chief Financial Officer on September 1, 2017)	$17,764	$-	$-		$-	$17,764
Ke Cai Chief Financial Officer (appointed and resigned as Chief Financial Officer on September 1, 2017 and March 15, 2018, respectively)	$6,000	$-	$-		$-	$6,000

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table.

(4)	On July 30, 2015, 348,800 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $1.96 per share, and is not reflected in the Summary Executive Compensation Table.

(5)	On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on March 21, 2016, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is not reflected in the Summary Executive Compensation Table.

(6)	On March 15, 2018, Mr. Ke Cai has resigned as the Company CFO.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Richard Zhiqiang Chang and Mr. Bin Pan receive $8,000 annually. The following table shows the annual compensation paid by us for the year ended December 31, 2017 to our directors.

Summary Director Compensation Table

Name	Fees earned or paid in cash		Stock-based Compensation		Total(1)
Zhitao He	$	N/A	$	N/A	$	N/A
Ping Chen(1)	$	N/A	$	N/A	$	N/A
Mingwei Zhang		$4,000	$	N/A	$	N/A
Bin Pan		$8,000	$	N/A	$	N/A
Richard Zhiqiang Chang		$8,000	$	N/A	$	N/A

(1)	Mr. Ping Chen received compensation in his capacity as officer of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as director of our company.

C.	Board Practices

See information provided in Item 6.A. above as to the current directors and officers and the expiration of current director terms. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services.

Board of Directors and Board Committees

Our board of directors currently consists of 5 directors. There are no family relationships between any of our executive officers and directors. The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company.

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

As of December 31, 2017, we had 129 employees, all of whom were full-time employees and were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2017, 2016 and 2015, we had 129, 66 and 89 employees, respectively.

	December 31,
	2015	2016	2017

Total	89	66	129
Mid and high level Manager	26	25	14
Sales, Marketing and General management	46	22	77
R&D and Compliance	7	5	8
Assembly, Procurement and Technical Clinical Service	10	14	30

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 24, 2018 by:

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 17,587,586 common shares outstanding as of April 24, 2018. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 24, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	2,068,209	(3)	11.76%
Mingwei Zhang	41,975	(4)	*
All officers and directors as a group	2,110,184		11.99%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	We have used 17,587,586 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.

(3)	Ping Chen, our Chief Executive Officer and a director, has the sole power to direct the voting and disposition of the 1,613,542 shares held under his name. The number also includes 454,667 shares underlying options, which will have vested within 60 days hereof.

(4)	Represents (a) 11,975 shares issued on June 16, 2014; (b) vested options to purchase 20,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (c) vested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016 These numbers do not include unvested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

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

On January 12, 2018, the Company registered 1,150,391 shares representing common shares issuable pursuant to the 2014 Plan, either directly or upon exercise of options issued under the 2014 Plan.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 24, 2018 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 17,587,586 common shares outstanding as of April 24, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 24, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China. During the past three years, our major shareholder, Ping Chen, has increased his shares of stock in the company by way of incentive grants of stock and options, and we have sold 11,111,111 shares to Hangzhou Lianluo Interactive Information Technology Co., Ltd, which has special voting rights.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Chen Ping	2,068,209	(3)	11.76%
Hangzhou Lianluo Interactive Information Technology Co., Ltd. (4)	11,111,111		74.94%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.

(3)	Ping Chen, our Chief Executive Officer and a director, has the sole power to direct the voting and disposition of the 1,613,542 shares held under his name. The number also includes 454,667 shares underlying options, which will have vested within 60 days hereof.

(4)	Zhitao He, our Chairman of the Board, is also the Chairman and Chief Executive Officer of Hangzhou Lianluo Interactive Information Technology Co. Ltd.

As of April 23, 2018 we had two shareholders of record and approximately 35.33% of our total outstanding common shares are held under CEDE & CO., a nominee of The Depository Trust Company.

B.	Related party transactions

a.	Purchase transactions

The Company entered into related party transactions in the fiscal years ended December 31, 2017, 2016 and 2015.

The Company’s related party transactions include purchases of property, plant and equipment. These transactions were consummated at fair market price and under similar terms as those with the Company's customers and suppliers.

During the years ended December 31, 2017, 2016 and 2015, the Company entered into related party transactions as shown below:

	December 31,
	2017	2016	2015
	US$	US$	US$
Purchases from related parties	3,760	497	1,728,676

b.	Loan from related party–the director and CEO, Mr. Ping Chen

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen (“Mr. Chen”), who is the CEO and a major shareholder of the Company, pursuant to which the Company obtained from Mr. Chen an unsecured loan of $660,679 (RMB4,120,000), which bore interest at a fixed rate of 6.955% per annum in 2015. The loan was extended in March 2016 at a fixed interest rate of 5.655% and had been repaid on October 24, 2016.

On December 2, 2015, the Company obtained from Mr. Chen an unsecured, interest-free loan of $3,207,180 (RMB20,000,000). On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB10,000,000). The remaining balance was repaid on October 21, 2016.

During the year ended December 31, 2016, the Company obtained unsecured, interest-free loans from Mr. Ping Chen in an aggregate amount of $718,638 (RMB4,775,000) which had been fully repaid on October 24, 2016.

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

Before the Company terminated the VIE agreement with BTL on July, 31, 2016, the Company had various transactions with BTL. During the year ended December 31, 2016, the Company had the following transactions with BTL:

(1)	The Company repaid loans of $69,253 or RMB 460,151 in total to BTL, including various expenses paid by BTL on behalf of the Company and loans from BTL from prior years. Those loans were interest free loans. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

(2)	The Company reported a technical support expense of $9,027 or RMB 59,981 to BTL for its product maintenance. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

(3)	The Company leased an office space from BTL with an annual rental of $36,120 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company leased an office space from BTL with an annual rental of $38,496 or RMB 240,000. The leasing agreement had been terminated in 2016. As of December 31, 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

d.	Loan to related party — Digital Grid (Hong Kong) Technology Co., Limited

On December 20, 2016, the Company entered into a $2 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 30, 2016, the Company received the repayment and related interest in total of $2,002,110 from Digital Grid (Hong Kong) Technology Co., Limited.

On June 13, 2017, the Company entered into a $3 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 15, 2017, the Company received the repayment and related interest in total of $3,052,932 from Digital Grid (Hong Kong) Technology Co., Limited.

e.	Related party transactions with HLI

On April 28, 2016, the Company entered into a definitive securities purchase agreement (“SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”), a publicly listed company on the Shenzhen Stock Exchange, pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from HLI which had been collected on April 13, 2017. In addition, during the years ended December 31, 2017, 2016 and 2015, the Company made inventory purchases of $3,760, $497 and $0 with HLI, respectively. As of December 31, 2016, the Company reported an outstanding payable of $475 to HLI.

Pursuant to various loan agreements between the Company and HLI in 2017, the Company obtained the following unsecured loans from HLI, which bear fixed interest at 5% per annum:

-	a loan of $296,064 (RMB2,000,000), repayable by August 28, 2018;

-	a loan of $296,064 (RMB2,000,000), repayable by December 14, 2018; and

-	a loan of $888,192 (RMB6,000,000), repayable by December 27, 2018.

f.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

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

	Market Price Per Share
	High	Low
Yearly:
2012	$3.95	$1.26
2013	$4.85	$1.80
2014	$12.89	$2.52
2015	$4.29	$1.22
2016	$2.88	$0.79
2017	$1.80	$1.10
Quarterly:
2014
First quarter	$11.95	$3.88
Second quarter	$8.07	$4.75
Third quarter	$6.08	$4.96
Fourth quarter	$5.02	$2.77

2015
First quarter	$3.7609	$2.4899
Second quarter	$3.18	$2.62
Third quarter	$2.74	$1.35
Fourth quarter	$4.29	$1.22

2016
First quarter	$2.445	$1.525
Second quarter	$2.88	$1.23
Third quarter	$2.15	$1.50
Fourth quarter	$1.89	$0.79

2017
First quarter	$1.65	$1.43
Second quarter	$1.62	$1.10
Third quarter	$1.48	$1.12
Fourth quarter	$1.80	$1.30

Monthly:
2018
January	$2.08	$1.70
February	$3.59	$2.06
March	$3.08	$1.65

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our common shares are listed on the NASDAQ Capital Market under the symbol “LLIT” and previously under the symbol “DHRM.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to (a) the material headed “Description of Share Capital” in our Registration Statement on Form S-1, File no. 333-163041, filed with the SEC on November 12, 2009, as amended and (b) our amended and restated articles and memorandum of association filed as Exhibits 3.1 to a current report on Form 6-K filed on March 8, 2018.

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

On April 28, 2016, the Company entered into a definitive securities purchase agreement (the "SPA") with Hangzhou Lianluo Interactive Information Technology Co., Ltd. ("Lianluo Interactive"), a publicly listed company on the Shenzhen Stock Exchange (Trading Ticker: 002280) pursuant to which Lianluo Interactive agreed to purchase 11,111,111 restricted common shares of the Company (the "Shares") for an aggregate of $20,000,000 (the "Purchase Price"). The Purchase Price was $1.80 per share, which represents a 35% premium to Lianluo Smart's closing price of $1.33 on April 27, 2016.

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

On December 20, 2016, the Company entered into a $2 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 30, 2016, the Company received the repayment and related interest in total of $2,002,110 from Digital Grid (Hong Kong) Technology Co., Limited.

On August 29, 2017, December 15, 2017 and December 26, 2017, the Company borrowed an aggregate amount of RMB 10 million ($1.5 million) from HLI for twelve months, which remained outstanding as of December 31, 2017.

On June 13, 2017, the Company entered into a $3 million loan agreement with Digital Grid (Hong Kong) Technology Co., Limited, one of HLI’s subsidiaries, with a fixed interest rate 3.5%. On December 15, 2017, the Company received the repayment and related interest in total of $3,052,932 from Digital Grid (Hong Kong) Technology Co., Limited.

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc. (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,000.20 in the aggregate) in a private placement (the “Private Placement”). The Private Placement occurred pursuant to a Stock Purchase Agreement dated November 3, 2017 (the “Purchase Agreement”) by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.05.

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

Circular 37

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents who control our company are required to make registration as mentioned above in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37 and Circular 13.

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

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

●	banks or financial institutions;

●	life insurance companies;

●	tax-exempt organizations;

●	dealers in securities or foreign currencies;

●	traders in securities that elect to apply a mark-to-market method of accounting;

●	persons holding common shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;

●	persons subject to the alternative minimum tax provisions of the Code; and

●	persons that have a “functional currency” other than the U.S. dollar.

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

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is:

●	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

●	has held the common shares for less than a specified minimum period during which it is not protected from risk of loss,

●	is obligated to make payments related to the dividends, or

●	holds the common shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the common shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the common shares between the common shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

●	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old common shares at the time of distribution; and

●	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

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

A company is considered a passive foreign investment company for any taxable year if either:

●	at least 75.0% of its gross income is passive income, or

●	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds common shares, the U.S. Holder will be subject to special tax rules with respect to:

●	Any “excess distribution” that the U.S. Holder receives on common shares, and

●	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Foreign Exchange Risk

Substantially all of our revenues and expenditures are denominated in Renminbi. Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, or any other currency.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. In 2017, only 6% of our net revenues were generated from sales denominated in currencies of U.S. dollar. We considered the fluctuations in the exchange rates between the U.S. dollar and the Renminbi had immaterial effect on our operating income.

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

Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. Our PRC subsidiaries use the Renminbi as their reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans and loans from related parties. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term bank borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2017, our outstanding short-term borrowings from a related party were $1,536,720, which bear fixed interest at 5% per annum and expose us to fair value interest rate risk.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4% in 2015, 2% in 2016 and 1.6% in 2017. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Material Modifications to the Rights of Security Holders

The Company has made re-classification and re-designation of its Common Shares in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 have been designated as Class A Common Shares of par value of US$0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each. Modifications to the rights of our security holders have been descripted in the modified company Memorandum and Articles of Association, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares”.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2017 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and interim chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, our chief executive officer and interim chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2017. In making this assessment, management used the 2013 COSO framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this evaluation and as a result of the material weaknesses discussed below, our Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s our internal control over financial reporting was ineffective because of the following material weaknesses in our internal control over financial reporting has been identified:

-	We do not have sufficient qualified accounting personnel with level of knowledge, experience and training of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

●	hiring additional internal staff familiar with US GAAP and SEC reporting; and

●	providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements.

This annual report does not include an attestation report of our registered public accounting firm because we are not an accelerated or large accelerated filer and do not otherwise elect to include such an attestation report.

Despite the material weaknesses reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

Other than mentioned above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended. In addition, the Company has posted this information on its website at www.lianluosmart.com. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to the Company at:

Room 2108, 21st Floor,

China Railway Construction Building,

No. 20 Shijingshan Road, 100040,

Beijing, China

Attention: Secretary

Item 16C.	Principal Accountant Fees and Services

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

CZD’s fees for the annual audit of our financial statements were$350,000 and we paid the predecessor auditor HHC $150,000 for fiscal 2016.

Audit-Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Audit Committee Pre-Approval Policies

Before CZD was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by CZD have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant.

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Centurion ZD CPA Limited (“CZD”) as the Company's independent registered public accounting firm, dismissing the Company's previous independent auditors, HHC, on the same date.

The disclosure required under this section was previously reported on Form 6-K filed with the Securities and Exchange Commission on November 21, 2017.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lianluo Smart Limited are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit
Number	Document

1.1	Third Amended and Restated Articles of Association of the Registrant(1)

1.2	Third Amended and Restated Memorandum of Association of the Registrant(1)

1.3	Amended and Restated Memorandum and Articles of Association of the Company(9)

2.1	Specimen Share Certificate(1)

2.2	Form of Warrant to purchase Common Shares by the Company.(2)

4.1	2009 Share Incentive Plan(1)

4.2	2013 Share Incentive Plan(3)

4.3	2014 Share Incentive Plan(4)

4.4	Warrant Repurchase Agreement(5)

4.5	Share Purchase Agreement(6)

4.6	First Amendment to Share Purchase Agreement(6)

8.1	Subsidiaries of the Registrant(7)

11.1	Code of Business Conduct and Ethics(1)

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

Exhibit
Number	Document

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

15.1	Consent of Centurion ZD CPA Limited (7)

101.INS	XBRL Instance Document(7)

101.SCH	XBRL Taxonomy Extension Schema Document(7)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(7)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(7)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(7)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(7)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed with the Securities and Exchange Commission on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on November 29, 2013.
(4)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed with the Securities and Exchange Commission on July 1, 2014.
(5)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on April 22, 2016.
(6)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on June 30, 2016.
(7)	Filed herewith.
(8)	Furnished herewith.
(9)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on March 8, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 25th day of April, 2018.

Lianluo Smart LIMITED

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: 25th day of April, 2018

LIANLUO SMART LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Lianluo Smart Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lianluo Smart Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company's auditor since 2017.

Hong Kong, China

April 25, 2018

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for shares data)

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,809,485	$10,792,823
Accounts receivable, net	9,705	78,113
Other receivables and prepayments, net	128,423	89,520
Advances to suppliers (third parties) and a related party	386,241	238,776
Inventories, net	2,217,802	136,916
Other taxes receivable	281,373	-
Total Current Assets	9,833,029	11,336,148

Property and equipment, net	531,467	1,406,140
Intangible assets, net	3,698,569	3,809,849
Available-for-sale investments	1,500,043	-
Total Assets	$15,563,108	$16,552,137

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$47,888	$72,451
Advances from customers	313,167	106,521
Accrued expenses and other current liabilities	762,873	643,324
Warranty obligation	20,234	146,271
Due to related parties
- trade	-	475
- short-term borrowings	1,536,720	-
- consideration payable to BTL	-	146,032
Total Current Liabilities	2,680,882	1,115,074

OTHER LIABILITIES
Warrants liability	1,729,111	1,499,362

Total Liabilities	4,409,993	2,614,436

Commitments and Contingency

SHAREHOLDERS’ EQUITY
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,312,586 shares issued and outstanding at December 31, 2017 and 2016	47,281	47,281
Additional paid-in capital	39,233,137	37,261,366
Accumulated deficit	(31,246,202)	(26,109,768)
Accumulated other comprehensive income	3,118,899	2,738,822
Total Equity	11,153,115	13,937,701
Total liabilities and equity	$15,563,108	$16,552,137

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$882,011	$13,062,373	$738,301

Costs of revenue	(1,655,970)	(17,179,060)	(1,094,124)

Gross loss	(773,959)	(4,116,687)	(355,823)

Service income	56,030	14,587	1,600,012
Service expenses	(1,289)	(21,130)	(1,234,257)
Selling expenses	(1,170,378)	(927,243)	(2,815,609)
General and administrative expenses	(3,192,030)	(4,183,775)	(4,089,592)
Recovery from (provision for) doubtful accounts	23,608	150,280	(8,544)

Operating loss	(5,058,018)	(9,083,968)	(6,903,813)

Financial income (expenses)	57,077	(125,127)	(194,773)
Other income	146,623	68,436	-
Other expense	(52,367)	-	(2,586)
Loss from warrant redemption	-	(1,091,719)	-
Change in fair value of warrants liability	(229,749)	527,617	390,324

Loss before provision for income tax and non-controlling interest	(5,136,434)	(9,704,761)	(6,710,848)

Income tax benefit	-	95,026	11,978

Net loss from continuing operations	(5,136,434)	(9,609,735)	(6,698,870)

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	(168,574)	(3,663,465)
Loss from disposal of discontinued operations, net of taxes	-	(82,579)	-

Net loss	(5,136,434)	(9,860,888)	(10,362,335)

Less: net loss attributable to non-controlling interest	-	(129,020)	(139,205)

Net loss attributable to Lianluo Smart Limited	$(5,136,434)	$(9,731,868)	$(10,223,130)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	380,077	(567,162)	(461,548)

Comprehensive loss	(4,756,357)	(10,428,050)	(10,823,883)
-less comprehensive loss attributable to non-controlling interest	-	(230,838)	(189,670)

Comprehensive loss attributable to Lianluo Smart Limited	$(4,756,357)	$(10,197,212)	$(10,634,213)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2017	2016	2015

Weighted average number of common shares used in computation
-Basic	17,312,586	10,422,765	5,990,552
-Diluted	17,312,586	10,422,765	5,990,552

Loss from continuing operations per share of common stock
-Basic	$(0.30)	$(0.92)	$(1.12)
-Diluted	$(0.30)	$(0.92)	$(1.12)

Loss from discontinued operations per share of common stock
-Basic	$-	$(0.01)	$(0.59)
-Diluted	$-	$(0.01)	$(0.59)

Net loss per share of common stock
-Basic	$(0.30)	$(0.93)	$(1.71)
-Diluted	$(0.30)	$(0.93)	$(1.71)

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(In U.S. dollars, except for shares data)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Capital	Deficit	Income	Interests	Total
Balance as of January 1, 2015	5,808,675	$15,864	$18,719,965	$(6,154,770)	$3,400,199	$1,057,496	$17,038,754
Issuance of shares upon excise of share-based awards	25,000	68	36,182	-	-	-	36,250
Issuance of shares to non-employee	12,000	33	32,307	-	-	-	32,340
Issuance of shares to employees	348,800	953	665,255	-	-	-	666,208
Issuance of options to an employee	-	-	113,771	-	-	-	113,771
Stock based compensation	-	-	243,425	-	-	-	243,425
Foreign currency translation	-	-	-	-	(411,083)	(50,465)	(461,548)
Net loss	-	-	-	(10,223,130)	-	(139,205)	(10,362,335)

Balance as of December 31, 2015	6,194,475	16,918	19,810,905	(16,377,900)	2,989,116	867,826	7,306,865
Issuance of shares upon excise of share-based awards	7,000	19	10,131	-	-	-	10,150
Proceeds from issuance of shares and warrants for capital contribution	11,111,111	30,344	16,492,849	-	-	-	16,523,193
Stock based compensation	-	-	947,481	-	-	-	947,481
Foreign currency translation	-	-	-	-	(465,344)	(101,818)	(567,162)
Disposal of a subsidiary	-	-	-	-	215,050	(636,988)	(421,938)
Net loss	-	-	-	(9,731,868)	-	(129,020)	(9,860,888)

Balance as of December 31, 2016	17,312,586	47,281	37,261,366	(26,109,768)	2,738,822	-	13,937,701
Settlement of subscription receivable	-	-	1,492,538	-	-	-	1,492,538
Stock based compensation	-	-	479,233		-	-	479,233
Foreign currency translation	-	-	-	-	380,077		380,077
Net loss	-	-	-	(5,136,434)	-		(5,136,434)

Balance as of December 31, 2017	17,312,586	$47,281	$39,233,137	$(31,246,202)	$3,118,899	$-	$11,153,115

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended December 31,
	2017	2016	2015

Cash flows from operating activities
Net loss	$(5,136,434)	$(9,860,888)	$(10,362,335)
Net loss from discontinued operations	-	(251,153)	(3,663,465)
Net loss from continuing operations	(5,136,434)	(9,609,735)	(6,698,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	479,233	947,481	1,055,744
Depreciation and amortization	1,328,403	1,232,263	525,916
Loss from disposal of inventories	-	202,297	-
Loss from warrant redemption	-	1,091,719	-
Change in fair value of warrants liability	229,749	(527,617)	(390,324)
Loss on disposal of equipment and intangible assets	-	18,241	-
(Recovery from) provision for doubtful accounts:
– accounts receivable	(46,831)	(139,716)	10,014
– other receivables and prepayments	32,213	(41,790)	(1,899)
– advances to suppliers – third parties	-	(1,095)	429
Change in warranty obligation	(130,885)	141,449	(120,105)
(Recovery from) provision for inventory obsolescence	(73,860)	2,450,213	16,203
Changes in assets and liabilities:
Decrease in accounts receivable	115,239	115,854	32,700
(Increase) decrease in advances to suppliers – third parties	(341,776)	547,267	1,011,843
– related party	194,311	680,733	623,583
(Increase) decrease in other receivables and prepayments	(71,117)	13,272	1,588,626
(Increase) decrease in inventories	(2,007,026)	1,185,688	41,816
Increase in other taxes receivable	(281,373)	-	-
Decrease (increase) in long-term prepaid expenses	-	290,036	(148,386)
(Decrease) increase in accounts payable	(24,563)	51,579	(24,913)
(Decrease) increase in due to related parties – Trade	(475)	107,715	(40,335)
Increase (decrease) in advances from customers	206,646	63,541	(18,463)
Increase (decrease) in accrued expenses and other current liabilities	119,549	(1,315,779)	1,336,906
Decrease in other taxes payable	-	(113,429)	(12,178)
Net cash used in operating activities from continuing operations	(5,408,997)	(2,609,813)	(1,211,693)
Net cash used in operating activities from discontinued operations	-	(165,345)	(1,133,122)
Net cash used in operating activities	(5,408,997)	(2,775,158)	(2,344,815)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars)

	For the years ended December 31,
	2017	2016	2015

Cash flows from investing activities
Capital expenditures and other additions	(40,780)	(636,130)	(27,477)
Loan to a related party	(3,000,000)	(2,000,000)	-
Repayment from a related party	3,000,000	2,000,000	-
Consideration paid to BTL	(146,032)	-	-
Available-for-sale investments	(1,500,043)	-	-
Net cash used in investing activities from continuing operations	(1,686,855)	(636,130)	(27,477)
Net cash used in investing activities from discontinued operations	-	-	(384)
Net cash used in investing activities	(1,686,855)	(636,130)	(27,861)

Cash flows from financing activities
Loans from related parties	1,480,320	733,688	3,867,859
Repayments of related party loans	-	(2,858,748)	(1,603,590)
Proceeds from bank loans	-	-	4,008,975
Repayments of bank loans	-	(1,505,000)	(4,810,770)
Net proceeds from option exercises	-	10,150	36,250
Payment of warrant redemption	-	(1,116,744)	-
Net proceeds from issuance of common stock, net of issuance costs	1,492,538	18,412,462	-
Net cash provided by financing activities from continuing operations	2,972,858	13,675,808	1,498,724
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	2,972,858	13,675,808	1,498,724

Effect of exchange rate fluctuations on cash and cash equivalents	139,656	(96,421)	(229,087)

Net (decrease) increase in cash and cash equivalents	(3,983,338)	10,168,099	(1,103,039)

Cash and cash equivalents at beginning of year	10,792,823	624,724	1,727,763
Cash and cash equivalents at end of year	6,809,485	10,792,823	624,724

-less cash and cash equivalents at end of year from discontinued operations	-	-	(9,207)
Cash and cash equivalents at end of year from continuing operations	$6,809,485	$10,792,823	$615,517

Supplemental cash flow information
Income tax paid	$-	$-	$-
Interest paid	$3,812	$128,537	$196,220

The accompanying notes are an integral part of these consolidated financial statements.

 LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (previously known as “Dehaier Medical Systems Limited”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003. On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

Lianluo Smart distributed and provided after-sale services for medical equipment in China mainly through its wholly-owned subsidiary, Beijing Dehaier Medical Technology Co., Limited (“BDL”). BDL was formed as a joint venture on September 24, 2003 as a joint venture between a Chinese entity, Beijing Dehaier Technology Co., Limited (“BTL”), and a foreign invested enterprise, Lianluo Smart. BDL has been focused on the development and distribution of medical devices since its inception and began developing its respiratory and oxygen homecare business in 2006.

The Company’s founder and chief executive office, Mr. Ping Chen, founded BTL, a PRC company. He currently owns approximately 91% of BTL, and his wife and several former employees of Lianluo Smart Limited own the remaining 9% of BTL. BTL previously leased some of its property to the Company and provided certain transportation and repair services to medical devices for which the Company is not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company.

On April 22, 2010, the Company completed an initial public offering of 1,500,000 common shares. The offering was completed at an issuance price of $8.00 per share. Prior to the offering, the Company had 3,000,000 issued and outstanding shares, and after the offering, the Company had 4,500,000 issued and outstanding shares.

On November 9, 2011, Lianluo Smart established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Breathcare was dissolved on June 30, 2017.

On February 21, 2014, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering (Note 16).

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL. The Company now holds 100% of the equity interest of BDL. This change reflects BDL’s reduced reliance on business with BTL in providing repair and maintenance services. Upon the execution of the Loss Absorption Agreement Termination (“VIE Termination”), we stopped all business activities with BTL as well.

On February 1, 2016, LCL was formed in Beijing, the PRC, for the business development in the portable health device market.

During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016. The results of operations of the traditional medical device business were reflected in the Company’s consolidated financial statements as discontinued operations (Note 22).

On April 28, 2016, the Company entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive” or “HLI”) to sell 11,111,111 of its common shares and warrants to purchase common shares to Lianluo Interactive for an aggregate purchase price of $20 million (Note 15).

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

On July 31, 2016, BDL entered into a Loss Absorption Agreement Termination (“VIE Termination”) with the BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”) among BDL, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010 was terminated effective July 31, 2016. There is no relationship between BTL and the Company and its other subsidiaries after the effectiveness of the VIE Termination. The results of BTL’s operations were reflected in the Company’s consolidated financial statements as discontinued operations (Note 22).

Lianluo Smart, through its subsidiaries, now distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including ventilator, laryngoscope, sleep apnea machines and other medical equipment accessories.

“Lianluo Smart” and the “Company” collectively refer to Lianluo Smart, a BVI registered company, and its subsidiaries, BDL and LCL. The “Company” may also from time to time in these Notes include the Company’s former VIE, BTL and former subsidiary, Breathcare.

2.	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the preparation of our Annual Report on Form 20-F for the fiscal year of 2017, the Company has discovered error in the accounting treatment of the warrants issued in connection with the SPA with HLI (Note 15), which resulted in misstatements in its previously issued consolidated financial statements for the year ended December 31, 2016. The Company is amending and restating its 2016 financial statements to reclassify the warrants to HLI as derivative liabilities and to report any changes in their fair value up to the earlier of the date of the exercise or the reporting date in earnings. The Company has performed a thorough reassessment of the terms of its warrants with reference to the provisions of ASC Topic 815-40-15-7I, regarding its exposure to changes in currency exchange rates. This reassessment has led to the management’s conclusion that the Company’s warrants issued to HLI should not be considered indexed to the Company’s own stock because the warrants are denominated in U.S. dollar, which is different from the Company’s functional currency, Renminbi.

The consolidated financial statements for the year ended December 31, 2016 have been restated to reflect the correction of the misstatements. The Company has also corrected certain related disclosures to the consolidated financial statements. As a result, the Company has restated its consolidated financial statements in accordance with ASC 250, Accounting Changes and Error Corrections (the “restated consolidated financial statements”).

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

The impact of these restatements on the consolidated financial statements as previously reported is summarized below:

	As of December 31, 2016
	As previously reported	Restated
OTHER LIABILITIES
Warrants liability	$-	$1,499,362
Total Liabilities	$1,115,074	$2,614,436

Additional paid-in capital	39,150,635	37,261,366
Accumulated deficit	(26,499,675)	(26,109,768)
Total Equity	$15,437,063	$13,937,701

	For the year ended December 31, 2016
	As previously reported	Restated
Change in fair value of warrants liability	$137,710	$527,617
Loss before provision for income tax and non-controlling interest	(10,094,668)	(9,704,761)
Net loss from continuing operations	(9,999,642)	(9,609,735)
Net loss	(10,250,795)	(9,860,888)
Net loss attributable to Lianluo Smart Limited	(10,121,775)	(9,731,868)
Comprehensive loss	(10,817,957)	(10,428,050)
Comprehensive loss attributable to Lianluo Smart Limited	(10,587,119)	(10,197,212)

Loss per share
- Basic	$(0.97)	$(0.93)
- Diluted	(0.97)	(0.93)

3.	RECLASSIFICATIONS AND REVISIONS

Certain comparative amounts included in the 2016 and 2015 financial statements have been reclassified to conform to the current year’s presentation. In addition, certain previously reported numbers and amounts for the years ended December 31, 2016 and 2015 have been revised. Such revisions were immaterial.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries and variable interest entity for which the Company is the primary beneficiary (“VIE”) (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations and comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Lianluo Smart, Beijing Dehaier Medical Technology Company Limited, a PRC company (“BDL”) and Beijing Dehaier Technology Co., Limited (“BTL”). Before July 31, 2016, BTL’s building was pledged as collateral for BDL’s bank loans. In exchange, BDL loaned money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. In accordance, BDL is the primary beneficiary of BTL, as the entity that was most closely associated with BTL. BTL was considered a variable interest entity of BDL. Upon execution of the VIE Termination on July 31, 2016, BTL was deconsolidated from Lianluo Smart and its subsidiaries. The results of BTL’s operations were reflected in the Company’s consolidated financial statements as discontinued operations (Note 22).

For the Company's majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company.

Termination of the VIE Agreement with BTL

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, valuation of inventories, impairment testing of long term assets, warranty obligation, warrants liability, stock-based compensation, useful lives of intangible assets, and property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. The Company maintains uninsured cash and cash equivalents with various financial institutions mainly in the PRC and the United States.

Accounts Receivable, net

Accounts receivable are initially recorded at invoiced amount. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. An allowance, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other Receivables and Prepayments, net

Other receivables and prepayments primarily include advances to employees, prepaid rentals and deposits to landlords and service providers. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection.

Advances to Suppliers, net

The Company, as is the common practice in the PRC, often makes advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired.

Fair Value of Financial Instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The fair value of warrants was determined using the Black Scholes Model, with level 3 inputs (Note 16).

Warrant Liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants have been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to market value, if lower.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives before July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Estimated useful lives of property and equipment after July 31, 2016 were shortened and depreciation thereafter is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Machinery and equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software copyrights	20 years
Other software	5 years

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Impairment of Long-Lived Assets

The Company reviews the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

Based on its review, the Company believes that, as of December 31, 2017 and 2016, there was no significant impairment of its long-lived assets.

Available-for-sale investments

Available-for-sale investments represent the Company's investments in a privately held company. The investments are accounted for using the cost method, as they do not have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

●	Persuasive evidence of an arrangement exists;

●	Delivery and/or installation have occurred (e.g., risks and rewards of ownership have passed);

●	The sales price is fixed or determinable, and

●	Collectability is reasonably assured.

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

For all service income, the Company recognizes the revenues upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

In the PRC, value added tax (“VAT”) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Cost of Revenues

Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, and other expenses associated with the assembly and distribution of products.

Service Income and Expenses

Service income and expense represent activities related to repair services provided to the customers by BDL, and the commission fee from customers.

Advertising Expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2017, 2016 and 2015, advertising and promotional expenses from continuing operations recognized in the consolidated statements of comprehensive loss were $76,592, $56,338 and $1,417,243 respectively. During the years ended December 31, 2016 and 2015, advertising expenses from discontinued operations were $nil and $190,715, respectively.

Foreign Currency Translation

The accounts of Lianluo Smart, BDL, LCL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars.

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of operations and comprehensive loss. The financial statements of the Company’s foreign operations are translated USD in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues, expenses and cash flow items are translated at average exchange rates in effect during the periods. Equity is translated at the historical exchange rates. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity

Warranty Costs

The Company typically sells its branded products with warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components.

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

Warranty expense (recovery gain from warranty expense) accrued from continuing operations for the years ended December 31, 2017, 2016 and 2015 was $(130,885), $141,449, $(120,105), respectively. Warranty expense from discontinued operations for the years ended December 31, 2016 and 2015 was $0 and $5,118, respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, and included in general and administrative expenses. Research and development costs from continuing operations were $344,575, $1,192,930 and $1,902,638 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development costs from discontinued operations were $0 and $596,025 for the years ended December 31, 2016 and 2015, respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of government subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as “deferred income” when received and will be recorded as operating income when the conditions are met. During the years ended December 31, 2017, 2016 and 2015, government subsidies from continuing operations with no further conditions to be met of $17,394, $0 and $0, respectively, were recorded. There were no government subsidies from discontinued operations for the years ended December 31, 2016 and 2015.

Earnings (Loss) per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the years. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Value Added Tax

The Company reports revenues, net of PRC’s value added tax, for all the periods presented in the consolidated statements of income and comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based share-based compensation awards to employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is based on the Company’s current and expected dividend policy.

Segment Information

The Company operates and manages its business as one reporting and operating segment, which is the business of developing, commercializing and distribution of proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence. Based on management’s estimate, it is more likely than not that all of the deferred tax assets will not be realized.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is “more likely than not” that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established in the financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable.

The implementation of ASC 740 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2017, 2016 and 2015, the Company did not incur any interest or penalties.

Recently Issued Accounting Standards

 In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, “Inventory (Topic 330) – Simplifying the Measurement of Inventory,” which requires that inventory within the scope of the guidance be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company adopted ASU No. 2015-11 effective January 1, 2017 and it did not have a material effect on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In July 2015, the FASB approved a one-year deferral of the effective date of the new revenue recognition standard. The amendments in ASU No. 2014-09 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The standard permits the use of either the retrospective or cumulative effect transition method. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net). In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU No. 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU No.2014-09 and 2014-16, and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. In the fourth quarter of 2017, the Company completed the evaluation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) and finalized its determination of the impact of the guidance on revenue recognition. The Company does not expect the new revenue standard to have a material impact on the consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within a twelve month or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In October 2016, the FASB issued ASU No. 2016-16—Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

In November 2016, the FASB issued ASU No, 2016-18, Statement of Cash Flows: Restricted Cash. This ASU provides guidance on the classification of restricted cash in the statement of cash flows. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The amendments in the ASU should be adopted on a retrospective basis. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company currently intends to adopt this guidance for the fiscal year beginning January 1, 2020, and does not anticipate that the adoption of this guidance will have a material impact on its financial statements or disclosures because the Company does not currently have any recorded goodwill.

In February 2017, the FASB issued ASU No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The amendments clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments also define the term in substance nonfinancial asset. The amendments in this update are effective at the same time as the amendments in ASU No. 2014-09. The Company does not expect the new revenue standard to have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The Company adopted this guidance for the reporting period beginning January 1, 2018, which did not have a material impact on its financial statements or disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2017 and 2016 consist of the following:

	2017	2016
Accounts receivable	$34,021	$146,449
Less: allowance for doubtful accounts	(24,316)	(68,336)
Accounts receivable, net	$9,705	$78,113

During the years ended December 31, 2017, 2016 and 2015, (recovery of bad debts)/bad debts from continuing operations were ($46,831), ($139,716) and $10,014, respectively. During the years ended December 31, 2016 and 2015, bad debts from discontinued operations were $nil and $154,025, respectively.

6.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of December 31, 2017 and 2016 consist of the following:

	2017	2016
Rental deposits	$33,178	$14,442
Prepaid expenses	129,286	-
Advances to employees	-	343
Others	-	75,297
Other receivables	162,464	90,082
Less: allowance for doubtful accounts	(34,041)	(562)
Other receivables, net	$128,423	$89,520

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

During the years ended December 31, 2017, 2016 and 2015, bad debts/(recovery of bad debts) on other receivables from continuing operations were $32,213, ($41,790) and ($1,899), respectively. During the years ended December 31, 2016 and 2015, bad debts on other receivables from discontinued operations were $nil and $153,275, respectively.

7.	ADVANCES TO SUPPLIERS – THIRD PARTIES AND A RELATED PARTY, NET

Advances to suppliers – third parties and a related party as of December 31, 2017 and 2016 consist of the following:

	2017	2016
Advances to suppliers - third parties	$386,241	$44,465
Advances to a related party (prepaid compensation) – Mr. Ping Chen		194,311
Less: Impairment	-	-
	$386,241	$238,776

During the years ended December 31, 2017, 2016 and 2015, impairment charges on advances to suppliers from continuing operations were $nil, $(1,095) and $429, respectively. During the years ended December 31, 2016 and 2015, impairment charges on advances to suppliers from discontinued operations were $32,321 and $310,991, respectively.

8.	INVENTORIES

Inventories as of December 31, 2017 and 2016 consist of the following:

	2017	2016

Raw materials	$184,490	$80,839
Work in progress	127,530	33,012
Finished goods	1,905,782	23,065
Total inventories	$2,217,802	$136,916

During the years ended December 31, 2017, 2016 and 2015, (reversals of write-downs) and write-downs of inventories to lower of cost or net realizable value of $(73,860), $2,450,213 and $16,203, respectively, were (credited against) charged to costs of revenue in relation to its continuing operations.

During the years ended December 31, 2016 and 2015, the Company recorded write-own of inventories in relation to its discontinued operations amounted to $nil and $1,934,836 respectively.

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2017 and 2016 consist of the following:

	2017	2016
Plant and machinery	$2,461,719	$2,288,059
Automobiles	147,310	138,029
Office and computer equipment	51,034	26,713
Total property and equipment	2,660,063	2,452,801
Less: Accumulated depreciation	(2,128,596)	(1,046,661)
Property and equipment, net	$531,467	$1,406,140

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Depreciation from the Company’s continuing operations were $974,432, $869,073 and $213,095 for the years ended December 31, 2017, 2016, and 2015, respectively. Depreciation from the Company’s discontinued operations were $51,056 and $281,202 for the years ended December 31, 2016 and 2015, respectively.

The Company did not record any impairment on its property and equipment from its continuing and discontinued operations for the years ended December 31, 2017, 2016, and 2015.

10.	INTANGIBLE ASSETS, NET

Intangible assets from continuing operations as of December 31, 2017 and 2016 consist of the following:

	2017	2016
Software copyright	$1,794,981	$1,681,890
Patent and others	3,191,300	2,990,234
Total intangible assets	$4,986,281	4,672,124

Less: Accumulated amortization	(1,287,712)	(862,275)
Intangible assets, net	$3,698,569	$3,809,849

Amortization expense from the Company’s continuing operations was $353,971, $363,190 and $312,821 for the years ended December 31, 2017, 2016, and 2015, respectively. No amortization expense was recorded from the Company’s discontinued operations for the years ended December 31, 2016, and 2015, respectively.

The Company did not record any impairment on its intangible assets from its continuing operations for the years ended December 31, 2017, 2016 and 2015. The Company recorded impairment of $18,447 and $nil from its discontinued operations for the years ended December 31, 2016, and 2015.

Annual future amortization expense is expected as follows:

For the years ended:

2018	$365,340
2019	365,340
2020	365,340
2021	365,340
2022	365,340
2023 and thereafter	1,871,869
$3,698,569

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

11.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc., a Delaware corporation (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,043 in the aggregate) in a private placement, pursuant to a Stock Purchase Agreement dated November 3, 2017 (the "Purchase Agreement") by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.

Until the one year anniversary of the Effective Date, or earlier in the event that the Purchasers hold less than three percent (3%) of the issued and outstanding shares of common stock of the Seller, GHSI may not undertake a reverse stock split or equivalent reclassification of GHSI’s shares of common stock without the prior written consent of the Purchasers holding a majority of the Shares issued pursuant to the Purchase Agreement which are then outstanding.

Pursuant to the Purchase Agreement, each Purchaser will have customary preemptive rights to participate in future equity and equity-linked issuances by the Seller up to the extent necessary to maintain such Purchaser’s pro rata ownership percentage in GHSI’s securities, subject to customary exceptions. The preemptive rights shall terminate at the earlier of (i) 18 months from the Effective Date, (ii) such time as the Purchasers in aggregate hold less than five percent (5%) of the issued and outstanding shares of the Seller’s common stock, or (iii) such time as the shares of common stock of GHSI shall become listed or approved for listing on a national securities exchange.

Additionally, pursuant to the Purchase Agreement, the Seller is obligated to file a registration statement (the "Registration Statement") with the SEC within thirty (30) days of the Effective Date to register the Shares for resale. The requested Registration Statement was filed on November 30, 2017 and was declared effective on December 27, 2017.

GHSI is specialty health sciences company formed to develop, formulate and distribute condition-specific medical foods with an initial medical food product on the market under the brand name Lumega-Z® that replenishes and restores the macular protective pigment. GSHI has had limited commercial operations to date, and has primarily been engaged in research, development, commercialization, and capital raising. As of December 31, 2017, the Company and DGHKT respectively held 3.23% and 7.55% of GHSI’s outstanding common stock.

12.	SHORT-TERM BORROWINGS

	December 31,
	2017	2016
Loans from Hangzhou Lianluo Interactive Information Technology Co., Ltd.	$1,536,720	$-

Interest expense on short-term borrowings amounted to $6,246, $128,537 and $196,220 for the years ended December 31, 2017, 2016, and 2015, respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Loans from Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”)

Pursuant to various loan agreements between the Company and HLI in 2017, the Company obtained the following unsecured loans from HLI, which bear fixed interest at 5% per annum:

-	a loan of $296,064 (RMB2,000,000), repayable by August 28, 2018;

-	a loan of $296,064 (RMB2,000,000), repayable by December 14, 2018; and

-	a loan of $888,192 (RMB6,000,000), repayable by December 27, 2018.

Interest expense paid to HLI amounted to $3,812 for the year ended December 31, 2017.

Loans from Mr. Ping Chen

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen (“Mr. Chen), who is the CEO and a major shareholder of the Company, pursuant to which the Company obtained from Mr. Chen an unsecured loan of $660,679 (RMB4,120,000), which bore interest at a fixed rate of 6.955% per annum in 2015. The loan was extended in March 2016 at a fixed interest rate of 5.655% and had been repaid on October 24, 2016.

On December 2, 2015, the Company obtained from Mr. Chen an unsecured, interest-free loan of $3,207,180 (RMB20,000,000). On December 18, 2015, the Company repaid half of the loan in the amount of $1,603,590 (RMB10,000,000). The remaining balance was repaid on October 21, 2016.

During the year ended December 31, 2016, the Company obtained unsecured, interest-free loans from Mr. Ping Chen in an aggregate amount of $718,638 (RMB4,775,000) which had been fully repaid on October 24, 2016.

Interest expense paid to Mr. Ping Chen amounted to $29,207 and $33,569 for the years ended December 31, 2016 and 2015, respectively.

Bank borrowings

In 2015 and 2014, the Company obtained a line of credit for RMB10,000,000 ($1,541,000) and RMB15,000,000, respectively, from Nanjing Bank Company Limited (Beijing Branch) to finance its working capital and was renewed annually. Interest rate for the credit line was fixed at 7.20% per annum during the years ended December 31, 2016 and 2015. The line of credit was secured by BTL’s land use rights and buildings and guaranteed by Mr. Chen and another shareholder of BTL.

The loan balance of $2,405,385 (RMB15,000,000) outstanding as of December 31, 2014 were fully repaid in 2015.

On March 3, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $2,405,385 (RMB15,000,000) with a fixed interest rate which was 7.811% per annum. In 2015, the Company fully repaid this loan.

On December 18, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,603,590 (RMB10,000,000) with a fixed interest rate which was 7.20% per annum. The loan had been fully repaid on November 14, 2016.

Interest expense paid on bank borrowings amounted to $99,330 and $162,651 for the years ended December 31, 2016 and 2015, respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities as of December 31, 2017 and 2016 from continuing operations consist of the following:

	2017	2016
Accrued salaries and social welfare	$345,710	$118,835
Accrued expenses	291,043	418,989
Reimbursed employee's expense	34,212	14,971
Deposits from customers	89,382	86,106
Others	2,526	4,423
Total accrued expenses and other current liabilities	$762,873	$643,324

14.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through December 2018. Future minimum lease payments under these leases as of December 31, 2017 are $96,386 for the twelve months ending December 31, 2018.

Rent expense from continuing operations for the years ended December 31, 2017, 2016 and 2015 was $244,860, $101,012 and $98,329, respectively. Rental expense incurred in relation to the Company’s discontinued operations for the years ended December 31, 2016 and 2015 was $nil and $13,223 respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a three year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $663,069 and $429,256 as of December 31, 2017 and 2016, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

15.	EQUITY

Common Shares

On January 20, 2015, the Company issued 25,000 ordinary shares to individuals upon exercise of share-based awards.

On February 26, 2015, Lianluo Smart issued 12,000 ordinary shares to independent consultants in connection with investment relationship advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $32,340.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

On July 29, 2015, Lianluo Smart issued 348,800 ordinary shares to Mr. Ping Chen under the Company’s incentive plan. The fair value of the shares on the grant date based on the closing price was approximately $666,208, and was recognized as an expense in the year ended December 31, 2015.

In 2016, the Company issued an aggregate of 7,000 ordinary shares to individuals upon exercise of share-based awards.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with HLI pursuant to which HLI has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. In August 2016, the Company closed the securities purchase agreement (the “Securities Purchase Agreement”) with HLI and HLI completed the purchase of $20 million of the Company’s common shares and warrants to purchase common shares (Note 16). As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from HLI which had been collected on April 13, 2017.

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

No amount was allocated to the statutory surplus reserve account as both the subsidiaries in China had incurred accumulated losses as of December 31, 2017 and 2016.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Stock Option Plan

Under the employee stock option plan, the Company’s stock options generally expire ten years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016.

On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Mr. Ping Chen, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018.

On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 131,000 of the Company’s common shares at an exercise price of $5.31 per share to Mr. Ping Chen. The options vest in equal annual installments over the five years of the agreement ending August 20, 2019.

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

As of December 31, 2017, 294,133 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
10	126%-228%	0%	0.73%-1.65%	$1.22-$5.15

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value (1)
Outstanding as of January 1, 2016	720,000	$2.36
Granted	580,867	1.88
Forfeited	(56,000)	-
Expired	-
Exercised	(7,000)	-
Outstanding as of December 31, 2016	1,237,867	$2.17
Granted	-	-
Forfeited	(221,000)
Expired	-
Exercised	-
Outstanding as of December 31, 2017	1,016,867	$2.26	$59,340

(1)	The intrinsic value of the stock options at December 31, 2017 is the amount by which the market value of the Company’s common stock of $1.75 as of December 31, 2017 exceeds the exercise price of the options.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Following is a summary of the status of options outstanding and exercisable at December 31, 2017:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life (years)	Average exercise price	Number	Average remaining contractual life (years)

$1.45	112,000	4.00	$1.45	112,000	4.00

$2.30	94,000	5.77	$2.30	75,200	5.77

$5.31	131,000	6.64	$5.31	78,600	6.64

$1.64	234,000	7.60	$1.64	234,000	7.60

$1.88	445,867	8.22	$1.88	222,934	8.22

	1,016,867			722,734

For the years ended December 31, 2017, 2016, and 2015, the Company recognized $479,233, $947,481, and $357,196, respectively, as compensation expense under its stock option plan.

16.	WARRANTS

On April 21, 2010, the Company issued to Anderson & Strudwick Incorporated (“A&S”) 150,000 warrants, as a portion of the placement commission for the IPO. On the same day, the Company granted a total of 7,500 warrants to Hawk Associates Inc. (“Hawk”), the Company’s investor relations consultancy. On January 10, 2012, the Company issued 100,000 warrants to FirsTrust Group, Inc., (“FirsTrust”), the Company’s financial advisor. The warrants were redeemed at December 31, 2016.

In connection with the stock offering in February 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. In addition, the Company issued 220,410 warrants to the institutional investors aggregately and issued 73,470 warrants to FT Global Capital, Inc. (“FT Global”), as a portion of the placement commission. These warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The exercise price of the warrants is subject to customary adjustment in the case of future issuances or deemed issuances of common shares, stock splits, stock dividends, combinations of shares and similar recapitalization transactions. On April 21, 2016, the Company signed Warrants Repurchase Agreements with those institutional investors and FT Global who signed the “Securities Purchase Agreement” with the Company in 2014. The Company repurchased the outstanding warrants to purchase in aggregate 293,880 shares of its common shares, and paid an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the warrants).

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with HLI. In this SPA, HLI is entitled with 1,000,000 warrants to acquire from the Company 1,000,000 common shares at purchase price of $2.20 per share. The new warrants will be exercisable at any time.

There were a total of 1,000,000 warrants issued and outstanding as of December 31, 2017 and 2016.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	As of December 31,		As of April 28,
Stock options	2017	2016	2016
Market price per share (USD/share)	$1.73	$1.50	$1.89
Exercise price (USD/share)	2.20	2.20	2.20
Risk free rate	2.36%	2.40%	1.84%
Dividend yield	0%	0%	0%
Expected term/Contractual life (years)	8.3	9.3	10.0
Expected volatility	241.20%	232.20%	224.19%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	December 31,
	2017	2016	2015
Beginning balance	$1,499,362	$162,736	$553,060
Warrants issued to HLI	-	1,889,269	-
Warrants redeemed	-	(25,026)	-
Fair value change of the issued warrants included in earnings	229,749	(527,617)	(390,324)
Ending balance	$1,729,111	$1,499,362	$162,736

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2016	551,380	$9.86	1.49
Granted	1,000,000	2.20
Forfeited	-
Exercised	-
Redeemed	(551,380)	9.86
Outstanding as of December 31, 2016	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2017	1,000,000	$2.20

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

17.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the years ended December 31, 2017, 2016, and 2015:

	Year ended December 31,
	2017	2016	2015

Net loss attributable to the Company’s common shareholders
- from continuing operations	$(5,136,434)	$(9,609,735)	$(6,698,870)
- from discontinued operations, net of tax	-	(122,133)	(3,524,260)
Net loss attributable to the Company’s common shareholders	$(5,136,434)	$(9,731,868)	$(10,223,130)
Weighted average shares outstanding – Basic and diluted	17,312,586	10,422,765	5,990,552
Loss per share – Basic and diluted
- from continuing operations	$(0.30)	$(0.92)	$(1.12)
- from discontinued operations	-	(0.01)	(0.59)
Loss per share – Basic and diluted	$(0.30)	$(0.93)	$(1.71)

For the years ended December 31, 2017, 2016 and 2015, all the outstanding warrants and options were anti-dilutive.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

18.	INCOME TAXES

British Virgin Islands

Lianluo Smart is a tax-exempt company incorporated in the British Virgin Islands.

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of December 31, 2017, 2016 and 2015, Breathcare was inactive and generated no revenue.

PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009, 2012 and 2015, BDL updated its certification for “high technology” company. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2017, 2016 and 2015.

The tax rate for LCL and BTL is 25% in 2017, 2016 and 2015.

Benefit (provision) for income taxes consists of:

	Year Ended December 31
	2017	2016	2015
Current income taxes benefit	$-	$95,870	$240,806
Deferred income taxes provision	-	-	(228,828)
Total benefit for income taxes	-	95,870	11,978
Less: provision for income tax expenses from discontinued operations	-	(844)	-
Benefit for income taxes from continuing operations	$-	$95,026	$11,978

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company's income taxes is as follows:

	Years ended December 31,
	2017	2016	2015
Loss before provision for income tax and non-controlling interests	$(5,136,434)	$(9,704,761)	$(6,710,848)
PRC corporate income tax rate	25%	25%	25%
Income tax benefit computed at PRC statutory corporate income tax rate	(1,284,108)	(2,426,190)	(1,677,712)
Reconciling items:
Non-deductible expenses	597,189	691,298	1,331,524
Valuation allowance on deferred tax assets	686,919	1,734,892	346,188
Over-provision in prior years	-	(95,026)	-
Others	-	-	(11,978)
Income tax benefit	$-	$(95,026)	$(11,978)
F-32

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Deferred taxes assets

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2017 and 2016 are presented below:

	2017	2016
Deferred tax assets
Net operating loss carried forward	$2,386,069	1,798,009
Valuation allowance	(2,386,069)	(1,798,009)
Deferred tax assets, non-current	$-	$-

Deferred tax assets, non-current	$-	$-

As of December 31, 2017, the Company’s PRC subsidiaries had net operating loss carry forwards of $9,544,276, which will expire in various years through year 2022. Management believes it is more likely than not that the Company will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation allowance was provided against the full amount of the potential tax benefits.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

19.	RELATED PARTY TRANSACTIONS AND BALANCE

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	For the years ended December 31, 2017, 2016 and 2015, the Company purchased inventory of $0 and $1,728,676 from HuNan Zhong Yi High-tech Development Co., Ltd. (“Zhong Yi”) which is partially owned by the CEO of the Company. As of December 31, 2017 and 2016, the Company did not record any outstanding payable to Zhong Yi.

(2)	During the years ended December 31, 2017, 2016 and 2015, the Company purchased inventory of $3,760, $497 and $0 from HLI, respectively. At the same time, goods amounted to $3,037 were sold to HLI for the year ended December 31, 2017. As of December 31, 2017 and 2016, the Company reported an outstanding payable of $nil and $475, respectively, to HLI.

(3)	On December 20, 2016, the Company entered into a $2 million loan agreement with DGHKT, one of HLI’s subsidiaries, with a fixed annual interest rate 3.5%. On December 30, 2016, the Company received the repayment of the loan and related interest in total of $2,002,110 from DGHKT.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(4)	On June 13, 2017, the Company entered into a $3 million loan agreement with DGHKT for a term of 6 months and with a fixed annual interest rate of 3.5%. Before December 31, 2017, the Company received the repayment of the loan and the related interest in total of $52,932 from DGHKT.

(5)	On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL, who terminated the VIE relationship with the Company and deconsolidated from the Company’s financial statements on July 31, 2016, for a purchase price of $146,032 or RMB 920,000. As of December 31, 2017 and 2016, the Company reported an outstanding payable of $nil and $146,032, respectively, to BTL.

(6)	Before the Company terminated the VIE agreement with BTL on July 31, 2016, the Company had various transactions with BTL. During the year ended December 31, 2016, the Company had the following transactions with BTL:

1.	The Company repaid loans of $69,253 or RMB460,151 in total to BTL, including various expenses paid by BTL on behalf of the Company and loans from BTL from prior years. Those loans were no interest free loans. As of December 31, 2017 and 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

2.	The Company reported a technical support expense of $9,027 or RMB59,981 to BTL for its product maintenance. As of December 31, 2017 and 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

3.	The Company leased an office space from BTL with an annual rental of $36,120 or RMB240,000. The leasing agreement had been terminated in 2016. As of December 31, 2017 and 2016, no outstanding balance was reported in the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company leased an office space from BTL with an annual rental of $38,496 or RMB240,000. The leasing agreement had been terminated in 2016.

20.	CONCENTRATIONS

Major Customers

For the years ended December 31, 2017, 2016, and 2015, approximately 56%, 94%, and 7% of the Company’s revenues from continuing operations were derived from two major customers. For the years ended December 31, 2016, and 2015, approximately 96%, and 61% of the Company’s total revenues from discontinued operations were derived from two major customers.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Major Suppliers

For the years ended December 31, 2017, 2016 and 2015, purchases from three major suppliers were approximately 65%, 98% and 87% of the total purchase from continuing operations, respectively. For the years ended December 31, 2016, and 2015, purchases from three major suppliers were approximately 94 % and 78% of the total purchase from discontinued operations, respectively.

Revenues by products

The following represents the revenues by product line, all derived from China:

	For the years ended December 31,
	2017	2016	2015
Products Line
Medical Devices	$827,032	$1,305,372	$1,500,957
Respiratory and Oxygen Homecare	-	5,956	20,573
Mobile Medicine (sleep apnea diagnostic products)	54,979	12,080,164	164,503
Total Revenues	882,011	13,391,492	1,686,033
Less: revenues from discontinued operations	-	(329,119)	(947,732)
Revenues from continuing operations	$882,011	$13,062,373	$738,301

21.	OTHER INCOME

	For the years ended December 31,
	2017	2016	2015
Gain on settlement of payables (a)	$125,312	$-	$-
Government subsidy	17,394	-	-
Exchange gain	-	68,436	-
Others	3,917	-	-
Total other income	$146,623	$68,436	$-

(a)	In 2014, the Company entered into a Morpheus software licence agreement with a third-party service provider for a total consideration of $200,000. The service has been provided and charged as selling expenses in 2016. As of December 31, 2016, an amount of $125,000 remained unpaid. In 2017, the service provider has agreed to waive its entitlement to the remaining balance and the accrued amount was written back as other income.

22.	DISCONTINUED OPERATIONS

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Reconciliation of the Carrying Amounts of Major Classes of Net Income (Loss) from Operations to be Disposed Classified as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$-	$329,119	$947,732

Costs of revenue	-	(338,110)	(2,698,808)

Gross loss	-	(8,991)	(1,751,076)

Service income	-	3,244	208,303
Service expenses	-	(5,497)	(198,745)
Selling expenses	-	(63,089)	(456,852)
General and administrative expenses	-	(43,703)	(866,260)
Provision for doubtful accounts	-	(32,321)	(618,290)
Impairment loss on intangible assets	-	(18,447)	-
Financial expenses	-	88	88
Other income	-	1,261	19,553
Other expenses		(275)	(186)
Provision for income tax expense	-	(844)	-
Loss on disposal of discontinued operations	-	(82,579)	-

Net loss from discontinued operations	$-	$(251,153)	$(3,663,465)

23.	SUBSEQUENT EVENTS

On March 15, 2018, Lianluo Smart Limited (the “Company”) received a resignation notice from Mr. Ke Cai, the Chief Financial Officer of the Company, effective immediately. Mr. Cai’s resignation is not due to any disagreement with the Company.

On March 15, 2018, the Board of the Directors of the Company (the “Board”) appointed Ms. Yingmei Yang as the interim Chief Financial Officer, effective immediately. Ms. Yang has been serving as the Vice President of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”), a major shareholder of the Company since February, 2018. Between January, 2015 and February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Lianluo Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited., the predecessor of Lianluo Interactive.

There is no arrangement or understanding between Yingmei Yang and any other persons pursuant to which she was appointed as discussed above. Nor are there any family relationships between Yingmei Yang and any executive officers and directors of the Company. Further, there are no transactions involving the Company which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

