Form 20-F/A
period 2017-12-31
Lianluo Smart Ltd
filed 2019-01-04
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

This Amendment No. 1(this “Amendment No. 1”) to our annual report on Form 20-F of Lianluo Smart Limited for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2018 (the “Original Form 20-F”) is being filed for the purpose of amending our Form 20-F to furnish the revised audit report to the financial statements, to provide five years of data in Item 3(A) of Form 20-F on pages 2 and 3 and Item 5 of Form 20-F on page 44 and to correct certain data and disclosures on page 60, F-1 and F-14 of the Original Form 20-F.

This Amendment No. 1 is not intended to update other information disclosed in the Original Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred since the Original Form 20-F was originally filed.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the SEC or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of 2016 and 2017 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, which are not included in this annual report. Our historical results do not indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” are shown below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
		(Restated)		(Restated)

Revenues	$882,011	$13,062,373	$738,301	$2,774,241	$7,402,473
Costs of revenue	(1,655,970)	(17,179,060)	(1,094,124)	(1,802,864)	(4,589,404)

Gross (loss) profit	(773,959)	(4,116,687)	(355,823)	971,377	2,813,069
Service income	56,030	14,587	1,600,012	47,665	309,060
Service expenses	(1,289)	(21,130)	(1,234,257)	(29,022)	(54,761)
Selling expenses	(1,170,378)	(927,243)	(2,815,609)	(138,981)	(519,016)
General and administrative expenses	(3,192,030)	(4,183,775)	(4,089,592)	(1,929,206)	(1,944,054)
Recovery from (provision for) doubtful accounts	23,608	150,280	(8,544)	(347,891)	-

Operating (loss) profit	(5,058,018)	(9,083,968)	(6,903,813)	(1,426,058)	604,298
(Loss) profit before provision for income tax and non-controlling interest	(5,136,434)	(9,704,761)	(6,710,848)	1,327,562	(375,143)
Income tax benefit (expense)	-	95,026	11,978	(357,726)	(522,279)

Net (loss) profit from continuing operations	(5,136,434)	(9,609,735)	(6,698,870)	969,836	(897,422)

Discontinued operations:
(Loss) profit from operations of discontinued operations, net of taxes	-	(168,574)	(3,663,465)	(26,003,708)	2,900,748
Loss from disposal of discontinued operations, net of taxes	-	(82,579)	-	-	-
Net (loss) profit	(5,136,434)	(9,860,888)	(10,362,335)	(25,033,872)	2,003,326

Less: net (loss) profit attributable to non-controlling interest	-	(129,020)	(139,205)	(735,758)	7,705

Net (loss) profit attributable to Lianluo Smart Limited	$(5,136,434)	$(9,731,868)	$(10,223,130)	$(24,298,114)	$1,995,621

Other comprehensive income (loss):
Foreign currency translation gain (loss)	380,077	(567,162)	(461,548)	(576,891)	1,028,124

Comprehensive loss	(4,756,357)	(10,428,050)	(10,823,883)	(25,610,763)	3,031,450
-less comprehensive (loss) income attributable to non-controlling interest	-	(230,838)	(189,670)	(762,777)	52,960

Comprehensive (loss) income attributable to Lianluo Smart Limited	$(4,756,357)	$(10,197,212)	$(10,634,213)	$(24,847,986)	$2,978,490

Weighted average number of common shares used in computation
-Basic	17,312,586	10,422,765	5,990,552	5,510,076	4,625,195
-Diluted	17,312,586	10,422,765	5,990,552	5,597,169	4,676,127

Net (loss) profit per share of common stock
-Basic	$(0.30)	$(0.93)	$(1.71)	(4.41)	0.43
-Diluted	$(0.30)	$(0.93)	$(1.71)	(4.34)	0.43

	December 31,
	2017	2016	2015	2014	2013
		(Restated)		(Restated)
Balance Sheet Data:
Cash and cash equivalents	$6,809,485	$10,792,823	$615,517	$1,639,746	$2,592,945
Working capital	7,152,147	10,221,074	462,687	9,739,149	32,619,067
Total current assets	9,833,029	11,336,148	6,868,333	13,468,644	36,427,448
Total assets	15,563,108	16,552,137	13,875,247	21,321,309	42,207,862
Total current liabilities	2,680,882	1,115,074	6,405,646	3,729,495	3,808,381
Non-controlling interest	-	-	867,826	1,057,496	1,820,273
Total Lianluo Smart Limited shareholders' equity	11,153,115	13,937,701	6,439,039	15,981,258	35,858,351
Common shares	47,281	47,281	16,918	15,864	12,749
Total equity	11,153,115	13,937,701	7,306,865	17,038,754	37,678,624

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

Restatement of 2014 financial data

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

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to net realizable value, if lower.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lianluo Smart Limited are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit
Number	Document

1.1	Third Amended and Restated Articles of Association of the Registrant(1)

1.2	Third Amended and Restated Memorandum of Association of the Registrant(1)

1.3	Amended and Restated Memorandum and Articles of Association of the Company(9)

2.1	Specimen Share Certificate(1)

2.2	Form of Warrant to purchase Common Shares by the Company.(2)

4.1	2009 Share Incentive Plan(1)

4.2	2013 Share Incentive Plan(3)

4.3	2014 Share Incentive Plan(4)

4.4	Warrant Repurchase Agreement(5)

4.5	Share Purchase Agreement(6)

4.6	First Amendment to Share Purchase Agreement(6)

8.1	Subsidiaries of the Registrant(10)

11.1	Code of Business Conduct and Ethics(1)

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)

Exhibit
Number	Document

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

15.1	Consent of Centurion ZD CPA & Co. (successor of Centurion ZD CPA Limited) (8)

101.INS	XBRL Instance Document(8)

101.SCH	XBRL Taxonomy Extension Schema Document(8)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(8)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(8)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(8)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(8)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed with the Securities and Exchange Commission on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on February 21, 2014.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on November 29, 2013.
(4)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed with the Securities and Exchange Commission on July 1, 2014.
(5)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on April 22, 2016.
(6)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on June 30, 2016.
(7)	Previously filed as exhibits to the registrant’s Form 20-F filed on April 25, 2018.
(8)	Filed herewith.
(9)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on March 8, 2018
(10)	Incorporated by reference to the registrant’s Form 20-F, File no. 001-34661, filed with the Securities and Exchange Commission on April 25, 2018

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

Date: 4th day of January, 2019

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

Restatement of 2016 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the fiscal year 2016 financial statements have been restated to correct the Company’s accounting for warrants.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

We have served as the Company's auditor since 2017.

Hong Kong, China

April 25, 2018 (except for revisions to Note 4 as to which the date is January 4, 2019)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for shares data)

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,809,485	$10,792,823
Accounts receivable, net	9,705	78,113
Other receivables and prepayments, net	128,423	89,520
Advances to suppliers (third parties) and a related party	386,241	238,776
Inventories, net	2,217,802	136,916
Other taxes receivable	281,373	-
Total Current Assets	9,833,029	11,336,148

Property and equipment, net	531,467	1,406,140
Intangible assets, net	3,698,569	3,809,849
Available-for-sale investments	1,500,043	-
Total Assets	$15,563,108	$16,552,137

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$47,888	$72,451
Advances from customers	313,167	106,521
Accrued expenses and other current liabilities	762,873	643,324
Warranty obligation	20,234	146,271
Due to related parties
- trade	-	475
- short-term borrowings	1,536,720	-
- consideration payable to BTL	-	146,032
Total Current Liabilities	2,680,882	1,115,074

OTHER LIABILITIES
Warrants liability	1,729,111	1,499,362

Total Liabilities	4,409,993	2,614,436

Commitments and Contingency

SHAREHOLDERS’ EQUITY
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,312,586, shares issued and outstanding at December 31, 2017 and 2016	47,281	47,281
Additional paid-in capital	39,233,137	37,261,366
Accumulated deficit	(31,246,202)	(26,109,768)
Accumulated other comprehensive income	3,118,899	2,738,822
Total Equity	11,153,115	13,937,701
Total liabilities and equity	$15,563,108	$16,552,137

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

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to net realizable value, if lower.

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

