Form 20-F
period 2018-12-31
Lianluo Smart Ltd
filed 2019-05-15
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

As of December 31, 2018, there were 17,806,586 shares of the registrant’s Common Shares outstanding.

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

ii

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of 2018 and 2017 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheets data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, which are not included in this annual report. Our historical results do not indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” are shown below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

	For the Years Ended December 31,
	2018	2017	2016	2015	2014

Revenues	$559,386	$882,011	$13,062,373	$738,301	$2,774,241
Costs of revenue	(757,901)	(1,655,970)	(17,179,060)	(1,094,124)	(1,802,864)

Gross loss	(198,515)	(773,959)	(4,116,687)	(355,823)	(971,377)
Service income	-	56,030	14,587	1,600,012	47,665
Service expenses	-	(1,289)	(21,130)	(1,234,257)	(29,022)
Selling expenses	(2,082,829)	(1,170,378)	(927,243)	(2,815,609)	(138,981)
General and administrative expenses	(3,675,465)	(3,192,030)	(4,183,775)	(4,089,592)	(1,929,206)
(Provision for) recovery from doubtful accounts	(22,229)	23,608	150,280	(8,544)	(347,891)
Impairment loss for intangible assets	(3,281,779)	-	-	-	-

Operating loss	(9,260,817)	(5,058,018)	(9,083,968)	(6,903,813)	(1,426,058)
(Loss) profit before provision for income tax and non-controlling interest	(8,910,002)	(5,136,434)	(9,704,761)	(6,710,848)	1,327,562
Income tax benefit (expense)	-	-	95,026	11,978	(357,726)

Net (loss) profit from continuing operations	(8,910,002)	(5,136,434)	(9,609,735)	(6,698,870)	969,836

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	-	(168,574)	(3,663,465)	(26,003,708)
Loss from disposal of discontinued operations, net of taxes	-	-	(82,579)	-	-
Net loss	(8,910,002)	(5,136,434)	(9,860,888)	(10,362,335)	(25,033,872)

Less: net loss attributable to non-controlling interest	-	-	(129,020)	(139,205)	(735,758)

Net loss attributable to Lianluo Smart Limited	$(8,910,002)	$(5,136,434)	$(9,731,868)	$(10,223,130)	$(24,298,114)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(515,477)	380,077	(567,162)	(461,548)	(576,891)

Comprehensive loss	(9,425,479)	(4,756,357)	(10,428,050)	(10,823,883)	(25,610,763)
-less comprehensive loss attributable to non-controlling interest	-	-	(230,838)	(189,670)	(762,777)

Comprehensive loss attributable to Lianluo Smart Limited	$(9,425,479)	$(4,756,357)	$(10,197,212)	$(10,634,213)	$(24,847,986)

Weighted average number of common shares used in computation
-Basic	17,617,416	17,312,586	10,422,765	5,990,552	5,510,076
-Diluted	17,617,416	17,312,586	10,422,765	5,990,552	5,597,169

Net loss per share of common stock
-Basic	$(0.51)	$(0.30)	$(0.93)	$(1.71)	$(4.41)
-Diluted	$(0.51)	$(0.30)	$(0.93)	$(1.71)	$(4.34)

	December 31,
	2018	2017	2016	2015	2014

Balance Sheet Data:
Cash and cash equivalents	$477,309	$6,809,485	$10,792,823	$615,517	$1,639,746
Working capital	1,260,558	7,152,147	10,221,074	462,687	9,739,149
Total current assets	2,713,362	9,833,029	11,336,148	6,868,333	13,468,644
Total assets	5,698,670	15,563,108	16,552,137	13,875,247	21,321,309
Total current liabilities	1,452,804	2,680,882	1,115,074	6,405,646	3,729,495
Non-controlling interest	-	-	-	867,826	1,057,496
Total Lianluo Smart Limited shareholders’ equity	3,116,620	11,153,115	13,937,701	6,439,039	15,981,258
Common shares	48,630	47,281	47,281	16,918	15,864
Total equity	3,116,620	11,153,115	13,937,701	7,306,86	17,038,754

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.8755 to US $1.00, the middle exchange rate in effect as of December 31, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.0738	6.0537	6.0927
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4893	6.2360	6.0775	6.4724
2016	6.9449	6.6445	6.4494	7.0672
2017	6.5074	6.7553	6.4686	6.9535
2018	6.8755	6.6090	6.2649	6.9737
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April	6.7347	6.7161	6.6870	6.7418
May (through May 10, 2019)	6.8217	6.7705	6.7319	6.8256

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Risks Related to Our Business

Our business is seasonal and revenues and operating results could fall below investor expectations during certain periods, which could cause the trading price of our common shares to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we generally experience an increase in revenues in the period from March through May, and September through December. This increase is associated with hospital purchasing designed to extinguish governmental budgets prior to the fiscal year end. We believe that our first quarter performance will generally decline as a result of the lack of business conducted during the Chinese Lunar New Year holiday. To the extent our financial performance fluctuates significantly, investors may lose confidence in our business and the price of our common shares could decrease.

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

New sleep respiratory disorder related technology and relevant regulation could materially affect provision of our OSAS service to hospitals and medical centers. Development of our OSAS service business depends on our ability to decrease OSAS service related device production cost and the relationship with hospital and medical center. It may take an extended period of time for us to decrease the cost of our new devices and to market our new devices. We may be unable to provide service to sufficient hospitals and medical centers, which could adversely affect our financial condition and results of operations and prospects.

We sell our products primarily to distributors, and our technical services are provided to hospitals and check-up centers; our ability to add distributors, hospital and check-up centers will impact our revenue growth. Failure to maintain or expand our distribution network and network of hospital and check-up centers would materially and adversely affect our business.

We depend on sales to distributors for a significant majority of our product revenues. Our distributors purchase all products ordered regardless of whether the products are ultimately sold. Products are not purchased by distributors on consignment, and distributors have no right to return unsold products. As our existing distributor agreements expire, we may be unable to renew such agreements on favorable terms or at all, and we do not own, employ or control these independent distributors. Furthermore, we actively manage our distribution network and regularly review the performance of each distributor. We may terminate agreements with distributors, without penalty, if we are not satisfied with their performance for any reason. We periodically terminate relationships with underperforming exclusive distributors. Our distributors may also terminate their relationship with us without penalty. When an exclusive distributor in a particular geographic area fails to meet our expectations, then we are economically incentivized to replace that distributor with a new distributor so that area can be served as well as possible. We occasionally terminate a relationship with a non-exclusive distributor and are more likely to simply appoint another one; however, we have found that in some instances we are better served to replace an underperforming non-exclusive distributor with an exclusive distributor. Additionally, we have found that even in cases where there may not be an economic incentive to terminate a non-exclusive distributor, having the ability to replace a distributor often motivates distributors to increase their efforts to meet our expectations. This policy may make us less attractive to some distributors. In addition, we compete for distributors with other medical device companies who may enter into long-term distribution agreements, effectively preventing many distributors from selling our products. As a result, a significant amount of time and resources must be devoted to maintaining and growing our distribution network.

In the OSAS sector, starting from fiscal 2018 we provide technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in public hospitals and medical centers in China. We sign service agreements with public hospitals usually for a period of 1 to 3 years, and check-up centers usually for a period of one year or less, with the aim of provision of wearable sleep diagnostic products and cloud-based services and we charge a fixed technical service fee on a per user basis when our OSAS diagnostic services are provided to the user at medical centers and public hospitals. Our service revenue is dependent on the number of OSAS tests performed by each hospital/check-up center. The provision of these OSAS diagnosis services is still in its early stage and we may require to invest more marketing efforts in order to build up and consolidate our partnership with hospitals and physical examination centers in China. We may terminate relationships with underperforming hospital/check-up center. The hospital/check-up may also terminate their relationship with us without penalty, and they may not renew their service agreement with us upon expiration.

Any disruption in our distribution network and network of hospital and check-up centers could have negative effects on our ability to market our products and services, which would in turn materially and adversely affect our business, financial condition and results of operations.

We sell products for some of our competitors, and some of such products compete with our own branded products.

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

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

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

Our PRC subsidiaries and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificate for FIEs.” BDL is a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and the “capital account.” Currently, conversion within the scope of the “current account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness we identified is our lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

As a result, our business and financial condition, results of operations and prospects, as well as the trading price of our common shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, In turn, that could subject us to potential delisting from the stock exchange on which our common shares are listed, regulatory investigations or civil or criminal sanctions.

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

Our reporting currency is the U.S. dollar and our operations in China use RMB as functional currency. The majority of our revenues derived and expenses incurred are in RMB with a relatively small amount in U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting from July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies.  It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

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

The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. It is difficult to predict how PRC or U.S. government policy, in particular, the outbreak of a trade war between the PRC and the United States and the imposition in 2018 of additional tariffs on bilateral imports, may continue to impact the PRC.

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

In October 2005, the SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The October 2005 SAFE regulation (which was renewed and replaced by the July 2014 SAFE regulation “Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles”) required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Because BDL and LCL are based in China, our shareholders outside China may have greater difficulty in obtaining information about them on a timely basis than local shareholders of a U.S.-based company. BDL and LCL’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than BDL and LCL themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Our auditor, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China, is not permitted to be inspected by the U.S. Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

Our operations, however, are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the “big four” accounting firms should be barred from practicing before the SEC for six months. The decision is neither final nor legally effective unless reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and paid a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures that seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act, including possible delisting.  Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, U.S. public companies, including us, and the market price of our shares may be adversely affected.

Risks Related to Our Shares

The trading price of our shares has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

The trading price of our shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our shares. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for specific business reasons, including:

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

If we are treated as a passive foreign investment company, the U.S. holder generally will be subject to increased tax liability upon the sale of our common shares or upon the receipt of certain excess distributions.

We believe that we are not a passive foreign investment company for our taxable year ended December 31, 2018. However, because the tests for determining passive foreign investment company status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our common shares (which may be volatile), and the amount and type of our gross income. There can be no assurance that we will not be classified as a passive foreign investment company, which may result in adverse United States federal income tax consequences for United States investors in our common shares.

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

To regain compliance with the minimum, bid price requirement, the Company must have a minimum, closing bid price of $1.00 or more for a minimum of ten consecutive business days during a 180-day compliance period. If compliance does not occur within the applicable 180-day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff’s determination to delist its securities to a Hearing Panel. During any appeal process, the Company’s shares would continue to trade on the NASDAQ Capital Market.

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

As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of U.S. securities law against us; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection to minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

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

On September 24, 2003, we established BDL. BDL conducted a substantial portion of our operations in China and is responsible for generating a substantial portion of our revenues. BDL was formed as a joint venture between a Chinese entity, BTL, and a foreign invested enterprise, Lianluo Smart, in order to allow foreign investments to be used to grow our business. Because BDL is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to have foreign investments and to be established as a Chinese-foreign equity joint-venture. This structure allowed BDL access to foreign capital that would not have been available outside of this structure.

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

On April 28, 2016, we entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”) to sell 11,111,111 of our common shares to Lianluo Interactive for an aggregate purchase price of $20 million. The purchase price was $1.80 per share, which represented a 35% premium to the closing price of our common shares of $1.33 on April 27, 2016. We completed our first closing under the SPA on June 2, 2016, pursuant to which we sold 620,414 common shares for an aggregate purchase price of $1,116,744. On June 28, 2016, we entered into Amendment No. 1 to the SPA to extend the closing date from June 30, 2016 to September 30, 2016. On August 18, 2016, we closed the SPA, and completed the sale of an aggregate of $20 million of our common shares and warrants to purchase common shares.

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

On January 30, 2019, GHSI effectuated a one-for-two (1:2) reverse stock split of its common stock without any change to its par value. On April 9, 2019, GHSI closed its initial public offering of 1,250,000 shares of its common stock at a public offering price of $4.00 per share for total gross proceeds of $5.0 million, before deducting underwriting discounts and commissions and other offering costs and expenses payable by it. GHSI’s shares began trading on the Nasdaq Capital Market on April 5, 2019 under the symbol “GHSI”.

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

Currently, Lianluo Smart owns 100% of LCL and LCL owns 100% of BDL.

Lianluo’s principal executive office is located at Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China. Our telephone number is +86 010 8860 9850. Our principal website is located at http://lianluosmart.com. The information on our website is not part of this Annual Report. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, which is available free of cost at http://www.sec.gov.

In 2018, we obtained short-term loans of $3.7 million from HLI, which constitutes our main method of financing. For capital expenditure, see Item 5.B. Liquidity and Capital Resources — Capital Expenditures.”

B.	Business Overview

Lianluo Smart focuses on four business sectors: medical wearable devices, smart devices, smart ecosystem platform and OSAS service.

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

In the OSAS sector, starting from fiscal 2018 the Company is providing examination service to hospitals and medical centers through our developed medical wearable device. Doctors could refer to examination result provided by the device in making diagnosis regarding OSAS.

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

Recent Operational Developments

On December 12, 2017, the Company announced that the Chairman of the Board of Directors, Mr. Zhitao He, has notified the Company that he intends to purchase up to $6 million in Lianluo Smart’s Class A Common Shares from time to time within the next twelve months, subject to market conditions. As of December 31, 2018, approximately $1 million common shares had been purchased from the market.

From March 16 to March 17, 2018, we attended the 10th Annual Conference of Beijing Health Management Association in Beijing, and set up booths to display the Company’s products.

From April 7 to April 8, 2018, we attended the “National Academic Forum on Children’s Respiratory and Sleep Disorders” in Wenzhou, China, and set up exhibition booths to display products. Our experts introduced Mofeishi products at the meeting. We also organized doctors to visit the Second Affiliated Hospital of Wenzhou.

From April 20 to April 22, 2018, we attended the 2nd Annual Academic Conference of the Health Check-up and Assessment Committee of Shandong Health Management Association in Jinan, China, and set up a booth to display the Company’s products.

From June 29, 2018 to July 01, 2018, we participated in the 8th Annual Academic Conference of Sleep Medicine Branch of Shandong Medical Association in Qingdao, China and set up exhibition booths to display products. We invited medical experts from Beijing to attend the meeting.

From June 30, 2018 to July 01, 2018, we participated in the Annual Meeting of Health Management Branch of Ningbo Medical Association in Ningbo, China, and set up exhibition booths to display products.

From July 13, 2018 to July 15, 2018, we participated in the Annual Meeting of Sleep Medicine Branch of Chinese Medical Association in Shenyang, China. Medical experts were invited to participate in the meeting and we introduced Mofeishi products at the meeting. We provided the documents of product information during the meeting.

From August 25 to August 26, 2018, we attended the 12th Health Management Academic Conference in Jinan, Shandong Province, China, and set up exhibition booths to display products and introduced Mofeishi products in the meeting.

On October 15, 2018, a “Sleep Health Lecture” was held in Beijing with Ci Ming Aoya, Beijing. The expert from respiratory department of Chaoyang Hospital, named Guo Xiheng, was invited to attend the meeting.

From October 19 to October 20, 2018, we attended the “Hubei Annual Conference of Otolaryngology” in Wuhan, China, and set up exhibition booths to display products. Our experts introduced Mofeishi products in the meeting.

From October 27 to October 28, 2018, we attended the Sixth Shandong Health Forum in Jinan, China, and set up booths to display products, and held satellite meetings. Our experts introduced Mofeishi products in the meeting.

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

Medical Devices (Including Related Supporting Products)

●	Ventilator Air Compressor. We provide two types of air compressors to support medical ventilators in surgery by supplying continuous airflow for the ventilator. Where a facility lacks a central pressured air supply system, our DHR280 air compressors provide a portable source of such pressured air. Our air compressors feature oil-less motors, large locking castors, high flow capacity, and spill-proof switches. We have designed our air compressors to be adaptable for use with any ventilator.

●	Abdominal pressure cardiopulmonary resuscitation instrument. We also provide one type of cardiopulmonary resuscitation (“CPR”) instruments.

Mobile Medicine (including Internet Medical and Sleep Diagnosis Products)

●	Sleep Apnea Diagnostic Products. We have designed and expect to provide two types of screening and diagnosis products which are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea.

Research and Development of Our Proprietary Products

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $301,713, $344,575 and $1,192,930 for the years ended December 31, 2018, 2017 and 2016, respectively. No research and development costs from discontinued operations were incurred for the year ended December 31, 2016. Our research and development team in 2018 consisted of 4 engineers, representing 4.1% of our employees.

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

BDL maintains a 3,660 square foot product center in Changping District in Beijing. In addition, LCL maintains a 4,689 square foot product center in Changping District as well and is preparing the application of its assembly permit. This product center contains our research and development area and our assembly facilities. Final assembly of our products is currently performed in this facility by our employees in assembly and by some of our external vendors. Currently, the supply and manufacture of many critical components is performed by exclusive third-party vendors in China.

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

We have served as a distributor in China for laryngoscopes from Timesco Healthcare Ltd. (“Timesco”) until February 2019.

Medical Devices

●	Laryngoscopes. We provide three lines of laryngoscopes developed by Timesco: the Optima, Optima XL and Eclipse lines. Laryngoscopes are flexible lighted tubes that are used to look at the inside of the larynx. Anesthesiologists make use of laryngoscopes to assist with intubation in surgery.

Our Relationships with Suppliers of Our Distributed Products

While we develop, assemble, market and sell our proprietary products, we also serve as the distributor for a number of international companies looking to sell their brands of products in China. We have been a distribution agent for some or all products marketed in China by Timesco until February 2019. In this capacity, we are responsible for sales, marketing and after-sale services of these products.

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

Principal Suppliers – Our Proprietary Products

We distribute products designed and manufactured in our facility, which are used in our OSAS service business. We can purchase materials from various suppliers depending on the price, quality and production capacity of each supplier.

Our Services

In the OSAS sector, starting from fiscal 2018 we provide technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China.

As of the date of this report, we have partnered with 23 hospitals, 22 distributors and 33 check-up centers over 39 cities across China for the provision of OSAS diagnostic services.

We sign service agreements with public hospitals usually for a period of [3 years], and check-up centers usually for a period of [one year or less], with the aim of provision of wearable sleep diagnostic products and cloud-based services and we charge a fixed technical service fee on a per user basis when our OSAS diagnostic services are provided to the user at medical centers and public hospitals.

We seek to partner with more hospitals and check-up centers across China and to enlarge the scope of OSAS diagnostic services that we are able to provide in order to solidify our market position in this area and drive our revenue growth.

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

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 54% of our total revenues are to distributors. Based on the expected use of products sold to distributors, for proprietary products, we estimate that they sell approximately 90% of our products to physical examination centers, and 10% to hospitals; for distributed products, about 100% products are sold to hospitals. We have contractual distribution relationships with approximate 32 independent distributors. We do not own, employ or control these independent distributors.

Hospital, physical examination centers, insurance companies and governmental agency customers.  Our hospital and governmental agency customers primarily include hospitals, private physical examination centers, life insurance companies as well as provincial level public health bureaus and population and family planning bureaus. We also refer to these customers as our “Key Accounts.” In relation to product sales, these customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent.

Dependence on Major Customers. For the years ended December 31, 2018, 2017 and 2016, approximately 29%, 56% and 94% of the Company’s total revenues, respectively, were received from two largest customers for continuing operations.

Dependence on Major Suppliers. For the years ended December 31, 2018, 2017 and 2016, purchases from two largest suppliers for continuing operations were approximately 48%, 63% and 96% of the total purchases, respectively.

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

* A “greater than average” position indicates Lianluo Smart estimates its competitive position in the top third of all competitors. “Average” indicates Lianluo Smart estimates its competitive position in the middle third of all competitors. “Smaller than average” indicates Lianluo Smart estimates its competitive position in the bottom third of all competitors.

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

Methods of Sales and Competition

We have a professional sales team of 39 personnel as of December 31, 2018. Our sales team is divided by geographic region and type of customer. Our sales personnel promote our products in various regions by selling our products to distributors and corporate customers. We always deliver our products after receiving payment from distributors and settle with our corporate customers pursuant to the term of contract, which generally ranges from 3 to 7 months. Additionally, we provide sleep respiratory apnea analysis services to hospitals and physical examination centers. We require settlement of these service fees on a monthly basis. We attend conferences held by hospitals and medical organizations in various regions on a regular basis. We also set booths to display and promote our products and services to ensure and improve effectiveness of our sales and marketing activities.

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

We have confidence on the well-established distribution channels and market occupancy. As of the date of this report, we have partnered with 22 dealers and distributors, 23 hospitals, 33 check-up centers over 52 cities across China. We compete with other companies by offering the real effective, convenient and most competitively priced products and services to customers. We provide 24/7 hour service and technical support by phone and wechat to the clients and end-users. We are also continuing our research and development on the sleep respiratory field and continue to look for cooperation and merger and acquisition opportunities with state-of-the-art technologies and products in the worldwide. Furthermore, being a Nasdaq-listed company has helped to build our brand image and reputation with potential customer and business partners.

Seasonality

We generally experience an increase in revenues and tests from March through May, and September through December. This is because people tend to have physical check-up during these months. Our first quarter performance generally declines as a result of fewer business activities during the Chinese New Year Holiday.

Employees

As of December 31, 2018, we have 98 full-time employees, of which 18 were in middle and high management, 16 are employed in assembly and procurement; 8 were in clinical and technical service; 7 were in regulation and compliance; 4 were in research and development; 6 were in general administration; and 39 were in marketing and sales. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, and medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain reserves of our employees, up to a maximum amount specified by the local government from time to time. We made contributions to employee benefits equal to 31% of employee salaries in 2018.

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

We have a single assembly permit, which covers all products we assemble and is scheduled to expire on January 30, 2023. We are now applying for the renewal of our assembly permit. To renew an assembly permit, a company needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information, six months before the expiration date of the permit. If we are unable to renew the permit before it expires, we could lose our ability to assemble our medical devices until the situation is rectified.

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

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a company must complete a medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of the respective levels of food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires companies to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions that will conduct the clinical trials, the company may begin the clinical trial. A registration application for a Class II or Class III device must provide certain pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, production and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, or the CFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of such written approval. If the relevant food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for five years.

The CFDA may at any time change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

The following table discloses the current registration expiration dates for the products we sell. In the past we have been able to renew our registration upon expiration. It is the obligation of the producer of the product to seek registration and any renewals. We are responsible for registering our proprietary products but must rely on the suppliers of other products to seek registration for those products. We will either cease to sell such products or seek comparable products from other suppliers in the event the applicable registration is not renewed on expiration.

Medical Devices (Including Related Supporting Products)

Product Type	Product Model	Registration Expiration

Ventilator Air Compressor	DHR280 Air Compressor for Ventilators	June 2019
Laryngoscope	Timesco Laryngoscope	April 2020
Abdominal pressure cardiopulmonary resuscitation instrument	CPR-LW1000	December 2020

Respiratory Products

Sleep Apnea Diagnosis and Analysis Systems Morpheus Ox July 2023

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

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Circular 37

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the authority that originally approved its establishment. In addition, the increase of registered capital and total investment amount must both be registered with the SAIC and SAFE.

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

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries must be registered with the SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, may not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

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

We are headquartered and our principal executive offices are located in Beijing, China. We assemble and test all our branded products at our 3,660 square foot product facility located in the Changping District in Beijing. The following is a description of our properties, which we lease from third-parties:

Office	Address	Rental Term Expiration	Space
Principal Executive Office	Lianluo Smart Limited Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China	December 31, 2019	4,417 square feet

Product Centers	Room 424, 4th Floor, Building 3, No. 9, Heying Road, Changping District, Beijing, China	November 24, 2020	3,660 square feet

	Room 10, Negative Level 1, BeiKong Technology Building, No. 10 Baifuquan Road Changping District, Beijing, China	December 16, 2019	323 square feet

	Rooms 611, 612, 618, 619, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, China	November 30, 2019	4,689 square feet

Office	Rooms 1605,1608, 16th Floor, Building 3, No. 10, Wangjing Street, Chaoyang District, Beijing, China	June 30, 2019	2,623 square feet

At our principal executive office, material tangible assets consist of general office equipment. Our product centers consist of office buildings, a manufacturing/assembly base, and a warehouse and administration area. In addition, we have assembly and testing machines at the product centers. We believe that our current facilities are adequate to meet our ongoing needs and that, and we will be able to obtain additional facilities on commercially reasonable terms, if additional space is required.

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

Overview

Our Company’s business of product sales is divided into two parts: (i) medical products (including supporting products such as operating room products, ventilators, medical emergency products and medical air compressor products); (ii) mobile medicine (including wearable sleep respiratory solution for Obstructive Sleep Apnea Syndrome (“OSAS”)). For the years ended December 31, 2018, 2017 and 2016, our total revenues from product sales from continuing operations amounted to approximately $0.34 million, $0.88 million and $13.1 million respectively.

During 2018, we started to earn service revenue from provision of technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. For the year ended December 31, 2018, our total service revenues generated from provision of OSAS diagnostic services amounted to approximately $0.22 million.

Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenue to arrive at our total revenue. Our net loss attributable to the Company for the years ended December 31, 2018, 2017 and 2016 was approximately $8.91 million, $5.14 million and $9.73 million respectively.

We discontinued, as appropriate, the unprofitable medical device businesses, including assembly and sales of X-ray machines, laryngoscope, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. Only a few profitable businesses such as sales of our patented medical air compressors will continue. Our corporate and business restructuring plan aims to concentrate our Company’s resources to develop our mobile health business, including wearable sleep respiratory business, and to focus more on our major businesses.

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

Although our sleep respiratory business is still in its early stages, we anticipate that it can be a key growth driver for our Company in the foreseeable future. During the year 2018, we have intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, which has developed our distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

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

In addition, we are exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. In the long run, we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insurances. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become the domestic product and service provider in this market.

Our revenues for 2018 decreased $0.3 million compared to 2017. In 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers. However, the provision of these OSAS diagnosis services is still in its early stage and we may require to invest more marketing efforts in order to build up and consolidate our partnership with hospitals and physical examination centers in China.

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$559,386	$882,011	$13,062,373

Costs of revenue	(757,901)	(1,655,970)	(17,179,060)
Gross loss	(198,515)	(773,959)	(4,116,687)

Service income	-	56,030	14,587
Service expenses	-	(1,289)	(21,130)
Selling expenses	(2,082,829)	(1,170,378)	(927,243)
General and administrative expenses	(3,675,465)	(3,192,030)	(4,183,775)
(Provision for) recovery from doubtful accounts	(22,229)	23,608	150,280
Impairment loss for intangible assets	(3,281,779)	-	-
Operating loss	(9,260,817)	(5,058,018)	(9,083,968)

Net loss from continuing operations	(8,910,002)	(5,136,434)	(9,609,735)

Net loss from discontinued operations	-	-	(251,153)
Net loss	(8,910,002)	(5,136,434)	(9,860,888)

Net loss attributable to Lianluo Smart Limited	$(8,910,002)	$(5,136,434)	$(9,731,868)

Comprehensive loss attributable to Lianluo Smart Limited	$(9,425,479)	$(4,756,357)	$(10,197,212)

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our revenues and net incomes are:

●	our ability to position our products and services in different market segments, including our recent efforts to sell our products and services to hospitals and other healthcare facilities nationwide;

●	our ability to price our products and services at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

●	new products and services introduced by us as well as our competitors. The introduction of new products and services by our competitors may lead to a decrease in sales and market share of our products and services, or force us to sell our products and services at reduced prices or margins;

●	our ability to carry out our new business initiatives effectively. As we continue to invest heavily in research and development projects and new business lines, including our new entry to the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from these new business initiatives;

●	our ability to attract and retain distributors and key customers;

●	our ability to retain key employees, including our Chairman and Chief Executive Officer, Mr. Ping Chen, and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe to play a vital role in our new business initiatives;

●	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

●	our ability to establish, promote, and maintain the public relations image of our Company and product brands; and

●	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

Our income statements are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against RMB, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against RMB, the translation of RMB transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements into U.S. dollars in consolidation.

For a detailed discussion of other factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors —Risks Related to Our Business”.

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 6.8755 to US $1.00, the middle exchange rate in effect as of December 31, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions.

Components of Results of Operations

The following table sets forth the components of our results of operations both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the years ended December 31,						Changes		Changes
	2018		2017		2016		2018 vs. 2017		2017 vs. 2016
	USD		USD		USD		USD		USD
	(’000)%		(’000)%		(’000)%		(’000)%		(’000)%
Revenues	559	100	882	100	13,062	100	(323)	(37)	(12,180)	(93)
Cost of revenues	(758)	(136)	(1,656)	(188)	(17,179)	(132)	898	54	15,523	90
Gross loss	(199)	(36)	(774)	(88)	(4,117)	(32)	575	74	3,343	81
Service incomes	-	-	56	6	15	0	(56)	(100)	41	273
Service expenses	-	-	(1)	0	(21)	0	1	100	20	95
Selling expenses	(2,083)	(373)	(1,170)	(132)	(927)	(7)	(913)	(78)	(243)	(26)
General and administrative expenses	(3,675)	(657)	(3,192)	(362)	(4,184)	(32)	(483)	(15)	992	24
(Provision for) recovery from doubtful accounts	(22)	(4)	23	3	150	1	(45)	(196)	(127)	(84)
Impairment loss for intangible assets	(3,282)	(587)	-	-	-	-	(3,282)	-	-	-
Operating loss	(9,261)	(1,657)	(5,058)	(573)	(9,084)	(70)	(4,203)	(83)	4,026	44
Net loss from continuing operations	(8,910)	(1,594)	(5,136)	(582)	(9,610)	(74)	(3,774)	(73)	4,474	47
Net loss from discontinued operations	-	-	-	-	(251)	(2)	-	-	251	100
Net loss	(8,910)	(1,594)	(5,136)	(582)	(9,861)	(76)	(3,774)	(73)	4,725	48

Revenues

Our total revenues are derived from our medical devices and sleep respiratory business. In 2018, our total revenues from continuing operations decreased by 37%, mainly due to the decrease in revenue from product sales by $0.5 million, partially offset by service revenue from the provision of OSAS diagnostic services of $0.22 million. In 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

To capture market share and the execution of the strategy of sales promotion, we suffered a loss from the sleep respiratory solutions business. Our management believes that we will be able to improve our product margins of sleep respiratory solutions and will make the relevant products and service become an important growth factor of the Company in the following years.

Medical Products (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical devices product line from the sale of general hospital products and related supporting products and medical compressor. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on the technology of the mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management other medical products. Our sale of proprietary and distributed products business accounted for 61% of the total revenue for the year 2018.

We discontinued, as appropriate, the unprofitable medical device business, including assembly and sales of C-arm X-ray machines, laryngoscope, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. We plan to maintain only a few profitable businesses on sales of our patented products including medical air compressors, the second generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments.

OSAS service (analysis and detection)

We will derive revenues in our sleep respiratory line from sales of OSAS test and service. We anticipate that, on a percentage basis, revenues from OSAS analysis and detection business line will increase more rapidly in the near term as we introduce new and more advanced equipment and services. focus on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese leading private preventive healthcare companies in China. We strongly believe in the tremendous growth potential of this business in the coming years. During the past year, the sleep respiratory business has achieved more progress in which we have continued to expand to public hospitals and physical examination centers. In 2018, management focused on introducing more advanced products and penetrating the market for sleep respiratory business. We have broadened and differentiated our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered. We will also continue to focus on the development of the sleep respiratory systems in private physical examination chains and life insurance companies which we believe to have large quantities of potential customers for sleep diagnosis.

We continue to devote proactive efforts to develop the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our portable sleep diagnostics devices business accounted for 39% of the total revenue for the year 2018.

The following represents the revenues by categories, all derived from China:

(In U.S. dollars)

	For the years ended December 31,
	2018	2017	2016
Categories
Product sales
Medical Devices	$221,414	$827,032	$1,305,372
Respiratory and Oxygen Homecare	-	-	5,956
Mobile Medicine (sleep apnea diagnostic products)	120,930	54,979	12,080,164
	342,344	882,011	13,391,492
OSAS service (analysis and detection)	217,042	-	-
Total revenues	559,386	882,011	13,391,492
Less: revenues from discontinued operations	-	-	(329,119)
Revenues from continuing operations	$559,386	$882,011	$13,062,373

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

We expect that in the near future, our general and administrative expenses will be lower than the current level in order to improve profitability of our operations.

Results of Operations

We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

Revenues

Our total revenues from continuing operations decreased by 37% from $0.88 million for the fiscal year ended December 31, 2017 to $0.56 million for the fiscal year ended December 31, 2018. The decrease in revenue was caused by a reduction of product sales by $0.54 million, partially offset by service revenue from the provision of OSAS diagnostic services of $0.22 million. In 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

Cost of Revenues

Our cost of revenues from continuing operations decreased by 54% from $1.66 million for the fiscal year ended December 31, 2017 to $0.76 million for the fiscal year ended December 31, 2018. The decrease in cost of revenues was generally in line with the decrease of revenues.

Gross Loss

Our gross loss from continuing operations decreased from $0.77 million in 2017 to $0.20 million in 2018. Gross loss as a percentage of income decreased from 88% in 2017 to 36% in 2018. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our product and service revenues, in 2018 and 2017, resulting in a high gross loss both in dollar terms and in percentage terms.

Service Income

Our service income dropped from $0.06 million in 2017 to $0 in 2018. Service income represents the income of repair service and technical service.

Selling Expenses

Our selling expenses from continuing operations increased by 78% from $1.17 million for the year ended December 31, 2017 to $2.08 million for the year ended December 31, 2018. The increase in selling expenses was mainly due to devoting more resources in market development for the sleep respiratory business, such as employing more salesmen and participating in more medical device exhibitions during 2018.

General and Administrative Expenses

Our general and administration expenses from continuing operations increased by 15% from $3.19 million for the year ended December 31, 2017 to $3.68 million for the year ended December 31, 2018. The increase is mainly due to stock based compensation to non-employees of $0.94 million incurred in 2018 for management consulting, merger and acquisition planning and strategy implementation, partially offset by a decrease in stock based compensation to employees by $0.43 million in 2018, as compared to 2017. Research and development expenses from continuing operations were $301,703 and $344,575 for the years ended December 31, 2018 and 2017, respectively. We expect that in the near future, our general and administrative expenses will be lower than the current level in order to improve profitability of our operations.

(Provision for) Recovery from Doubtful Accounts

Our provision for doubtful accounts was $22,229 for the year ended December 31, 2018, as compared to a recovery from doubtful accounts from continuing operations of $23,608 for the year ended December 31, 2017. A reserve for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Impairment Loss for Intangible Assets

We recorded impairment on our intangible assets from our continuing operations of $3,281,779 and $0 for the years ended December 31, 2018 and 2017. During the year ended December 31, 2018, as a result of our lower-than-expected revenue performance, we determined not to further update and maintain our software copyright and patent for the therapy products of sleep respiratory business. The unamortized software copyright and patent and others of $3,281,779 were fully impaired.

Operating Loss

As a result of the foregoing, we incurred an operating loss of approximately $9.26 million in 2018, compared to approximately $5.06 million in 2017, representing an increase of 83%.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2018, the fair value gain on warrants issued to our major shareholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”) was $0.60 million, compared to a fair value loss of $0.23 million, relating to the warrants issued to HLI and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016. The warrants issued to other investors and placement agents were redeemed during 2016.

Taxation

We had no income tax expense in 2018 and 2017 as we incurred taxable loss in both years.

Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $8.91 million in 2018, compared to approximately $5.14 million in 2017.

Net Loss and Net Loss Attributable to Lianluo Smart Limited

As a result of the foregoing, we had net loss and net loss attributable to the Company of approximately $8.91 million in 2018, compared to approximately $5.14 million in 2017.

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

Selling Expenses

Our selling expenses from continuing operations increased by 26% from $0.93 million for the year ended December 31, 2016 to $1.17 million for the year ended December 31, 2017. The increase in selling expenses was mainly because the Company invested more resources and energy in market development for the sleep respiratory business, such as employing more sales staff and attending more medical device exhibitions, in 2017 than it did in 2016.

General and Administrative Expenses

Our general and administration expenses from continuing operations decreased by 24% from $4.18 million for the year ended December 31, 2016 to $3.19 million for the year ended December 31, 2017. This decrease was mainly due to the development of production that has been nearly completed in 2016. As a result, the investment in research and development activities of sleep respiratory business decreased in 2017. Research and development costs from continuing operations were $344,575 and $1,192,930 for the years ended December 31, 2017 and 2016, respectively.

Recovery from Doubtful Accounts

Our recovery from doubtful accounts from continuing operations decreased from $150,280 for the year ended December 31, 2016 to $23,608 for the year ended December 31, 2017. A reserve for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Operating Loss

As a result of the foregoing, we incurred an operating loss of approximately $5.06 million in 2017, compared to approximately $9.08 million in 2016, representing a decrease of 44%.

Change in Fair Value of Warrants Liability

For the year ended December 31, 2017, the fair value loss on warrants issued to our major shareholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”) was $0.23 million, compared to a fair value gain of $0.53 million related to relating to the warrants issued to HLI and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016. The warrants issued to other investors and placement agents were redeemed during 2016.

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

Cash Flows and Working Capital

As of December 31, 2018, we had $0.48 million in cash and cash equivalents, decreased from $6.81 million at December 31, 2017. Our principal sources of liquidity have been proceeds from issuances of equity securities, and loans from banks and related parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital, and finance funding from banks and/or related parties. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the periods indicated:

(In U.S. dollars)

	For the Years Ended December 31,
	2018	2017	2016

Net cash used in operating activities	(3,629,567)	(5,408,997)	(2,775,158)
Net cash used in investing activities	(6,225,827)	(1,686,855)	(636,130)
Net cash provided by financing activities	3,700,493	2,972,858	13,675,808
Cash and cash equivalents at beginning of year	6,809,485	10,792,823	624,724
Cash and cash equivalents at end of year	477,309	6,809,485	10,792,823

Operating Activities

Net cash used in operating activities was $3,629,567 for the year ended December 31, 2018, compared to $5,408,997 for the same period in 2017. The reasons for this change are mainly due to decreasing cash outflows from an increase in inventory (including inventory obsolescence and loss from disposal of inventories) by $1.9 million, from $2,007,026 in 2017 to $137,464 in 2018, and increasing cash inflows from advance to suppliers by $0.4 million, from an increase in advances to suppliers of $147,465 in 2017 to a decrease of $233,490 in 2018; partially offset by an increase in cash outflows from net loss from continuing operations (excluding non-cash stock-based compensation, depreciation and amortization, change in fair value of warrants and impairment loss for intangible assets) of $4.2 million in 2018, an increase of approximately $1.1 million from $3.1 million for the same period of 2017.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was $6,225,827 compared to $1,686,855 for the same period of 2017, an increase of $4.5 million. The cash used in investing activities in 2018 was mainly attributable to our capital expenditures of $0.8 million and a $5.4 million loan, net of repayment, to a related party,. The cash used in investing activities in 2017 was mainly attributable to our purchases of non-marketable equity investments of $1.5 million.

Financing Activities

Net cash provided by financing activities in 2018 was $3,700,493, which was mainly a result of obtaining short-term loans of $3.7 million from HLI.

Net cash provided by financing activities in 2017 was $2,972,858, which was mainly a result of: (i) obtaining short-term loans of $1.5 million from HLI, and (ii) collecting the remaining outstanding subscription receivable balance of $1.5 million from HLI in 2017.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$104,706	$104,706	$-	$-
Total	$104,706	$104,706	$-	$-

The leased properties are principally located in the PRC, and we use such properties for product centers, administration and warehouse facilities. The leases are renewable subject to negotiation.

Capital Expenditures

We made capital expenditures of approximately $0.78 million, $0.04 million and $0.64 million in 2018, 2017 and 2016, respectively.

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

Accounts Receivable

Accounts receivable are initially recorded at invoiced amount. We generally require 100% prepayment before delivering our products to individual clients. Our contract terms general require 10%-30% prepayment for our hospital and healthcare center clients, and the trade receivable term in contracts for those clients is generally between 60 and 90 days. Our contract terms general require 10% prepayment from our distributor clients, and the trade receivable term in contracts for those clients is generally between 60 and 180 days. With the exception of the prepayments we require in some cases, we generally do not require collateral or other security to support accounts receivable. A reserve, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Advances to Suppliers, net

We, as a common practice in the PRC, often make advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired.

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

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. We compare the cost of inventories with the net realizable value and write down their inventories to net realizable value, if lower. Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to any industry downturn. We reassess the estimations at the end of each reporting period.

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

Estimated useful lives of property and equipment after July 31, 2016 were shortened and depreciation thereafter is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Machinery and equipment	2-3 years
Furniture and office equipment	3-5 years
Motor vehicles	5 years

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

Non-marketable equity securities

Our non-marketable equity securities represent our investments in a privately held company.

Prior to January 1, 2018, we accounted for our non-marketable equity securities at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investment.

On January 1, 2018, we adopted ASU 2016-01 which changed the way we account for non-marketable securities. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-operating other income (expenses). As we did not identify any accounting changes that impacted the amount with respect to non-marketable equity securities, no adjustment to accumulated deficit was required upon adoption.

Revenue Recognition

In May 2014 the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which supersedes all existing revenue recognition requirements, including most industry specific guidance. This new standard requires a company to recognize revenues when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The FASB subsequently issued the following amendments to ASU No. 2014-09 that have the same effective date and transition date: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We adopted these amendments with ASU 2014-09 (collectively, the new revenue standards).

The new revenue standards became effective for us on January 1, 2018, and were adopted using the modified retrospective method. The adoption of the new revenue standards as of January 1, 2018 did not change our revenue recognition as the majority of its revenues continue to be recognized when the customer takes control of our product or services. As we did not identify any accounting changes that impacted the amount of reported revenues with respect to our product revenues, no adjustment to accumulated deficit was required upon adoption.

Under the new revenue standards, we recognize revenues when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods. We recognize revenues following the five step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

The following is a description of principal activities from which we generate revenue and related revenue recognition policies:

1.	Sale of medical equipment

We distribute and provide after-sale services for medical equipment, such as sleep apnea machines, ventilator air compressors, laryngoscope, in China. We typically sell our branded products with warranty terms covering 12 months after purchase. The warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. Control of products sold transfers to customers upon shipment from our facilities, and our performance obligations are satisfied at that time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer.

We evaluate our arrangements with distributors and determines that we are primarily obligated in the sales of distributed products, are subject to inventory risk, have latitude in establishing prices, and assume credit risk for the amount billed to the customer, or have several but not all of these indicators. In accordance with ASC 606, we determine that it is appropriate to record the gross amount of product sales and related costs. As we are a principal and we obtain control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which we expect to be entitled in exchange for the specified goods transferred.

2.	Provision of sleep diagnostic services

During 2018, we started to earn service revenue from provision of technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). We are focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when our diagnostic services are provided to the user at medical centers and public hospitals.

In the PRC, value added tax (“VAT”) of 16% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not our revenue; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Practical expedients and exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within marketing and sales on our consolidated statements of income.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Foreign Currency Transaction

The accounts of Lianluo Smart, BDL, LCL, are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars.

Foreign currency transactions are transferred into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The financial statements of our foreign operations are transferred into US dollars in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are transferred at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues, expenses and cash flow items are transferred at average exchange rates in effect during the periods. Equity is transferred at the historical rate of exchange at the date of capital contribution. Resulting transfer adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity.

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation reserve is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Share-based compensation expenses for stock-based share-based compensation awards granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Segment Information

Our segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer. During fiscal 2016 and 2017, there was only one segment, which is the business of developing, commercializing and distribution of medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. During 2018, we started to earn service revenue from provision of technical services in relation to diagnosis of Obstructive Sleep Apnea Syndrome (“OSAS”). We are focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China.

Holding Company Structure

Lianluo Smart is a holding company with no material operations of its own. We conduct all of our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $301,703, $344,575 and $1,192,930 for the years ended December 31, 2018, 2017 and 2016, respectively. There were no research and development costs from the discontinued operations incurred for the year ended December 31, 2016. Our research and development team consists of 4 engineers, representing 4.1% of our employees as of December 31, 2018.

The information provided under Item 4.B, “Business Overview” details the Company’s research and development activities.

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

The 2016 Blue Book on the Development of China’s Medical Device Industry shows that the total size of the medical device market in China in 2016 was approximately 370 billion yuan (approximately $57 billion), an increase of 62 billion yuan (approximately $9.54 billion) from 308 billion yuan (approximately $47.39 billion) in 2015. Among them, the medical device market was about 269 billion yuan (approximately $41.39 billion), accounting for about 72.70%; the home medical device market exceeded 100 billion yuan, about 101 billion yuan (approximately $15.54 billion), accounting for 27.30%.

In May 2015, the highly anticipated “Made in China 2025” plan was formally announced. The trend of the medical device market promoted ten major industries such as biomedicine and high-performance medical devices as national strategies, and officially proposed to improve the innovation capability and industry of medical devices. At the level of development, it focuses on the development of high-performance medical equipment such as imaging equipment and medical robots, high-value medical consumables such as degradable blood vessel stents, and mobile medical products such as wearable and remote medical treatment. Industry analysts said that the policy is a huge driving force for the development of China’s medical device industry and will help boost the development of China’s medical device industry.

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

In summary, as a vital component of China’s current health system reform, the medical device industry has been incorporated into the national strategic development plan. In 2019, we anticipate new opportunities, and combined with favorable government policies, we anticipate being in a position for continued growth in the medical device industry.

The Ministry of Industry and Information Technology of the People’s Republic of China and National Development and Reform Commission jointly issued a Specific Project of Smart Device Industry Innovative Development (2016-2018) on September 19, 2016 to support the improvement of Chinese smart technology and supply of advanced product. With the development of “Internet & Healthcare” and the acceleration of “Healthy China”, the medical wearable device industry may be entering a rapid development period.

Meanwhile, medical wearable devices are expected to be the most favorable industry in the whole wearable devices market. Nowadays, many companies are positively distributing in the medical industry through acquisition or release of related medical wearable devices to enlarge their market shares in the medical industry. The rapid development in the size of the medical wearable device industry has drawn great attention. Many leading companies, as well as medium and small sized innovative companies, entrepreneurs and investors are entering the medical wearable device industry. According to statistics on Huaxia Medical Industry website, the scale of Chinese medical wearable device market has grown from more than $300 million (RMB 1.86 billion) in 2012 to about $1.95 billion (RMB 12.5 billion) in 2017, and it is estimated that the scale will continue to increase in 2018.

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

From a product level, the optimization of connection and interactive modes is the key point of smart device growth. Smart home technology and devices will continue to be the hotspot of growth. User engagement with smart products is closely related to its practicability. Simple and multiple interactive modes are able to meet users’ demands more efficiently.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$104,706	$104,706	$-	$-
Total	$104,706	$104,706	$-	$-

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 30, 2019:

Name	Age	Position Held
Zhitao He	37	Chairman and Director
Ping Chen(1)(2)	56	Chief Executive Officer and Director
Yingmei Yang	49	Interim Chief Financial Officer
Richard Zhiqiang Chang(1)(3)(4)(5)(6)	56	Independent Director
Bin Pan(1)(4)(5)(6)(7)	46	Independent Director
Xiaogang Tong(1)(4)(5)(6)(7)	41	Independent Director

(1)	The individual’s business address is Room 2108, 21th Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.
(2)	Class III director whose term expires in 2019.

(3)	Class II director whose term expires in 2021.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Member of nominating committee.
(7)	Class I director whose term expires in 2020.

Zhitao He. Mr. He has served as the Company chairman and director since October 2016. Mr. Zhitao He is also the Chairman of the Board of Lianluo Interactive, a China-listed company and a major shareholder of the Company. Mr. Zhitao He successfully led Lianluo Interactive to list on China’s A share market (ticker: 002280). Mr. Zhitao He was named one of the “10 Top Entrepreneurs of Post-1980s” by Hurun Report and “Top Ten Entrepreneurial Leader of Listed Companies” by Securities Times. In the past two years, under his leadership, Lianluo Interactive has moved into the field of smart hardware, including the purchase of American electronics online retailer Newegg(http://www.newegg.com), investments in American virtual reality (“VR”) device manufacturer Avegant(www.avegant.com) and hardware corporation Razer(http://www.razerzone.com), and promotion of the world’s biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Lianluo Interactive to become a closed loop of “Software and Hardware + Platform + Channels”. Mr. He received his master degree from Beijing University of Posts and Telecommunications. Mr. He founded Lianluo Interactive in 2007 which was known as Beijing Digital Grid Technology Co. The Board believes that Mr. He’s vision, leadership and extensive knowledge of the industry is essential to the development of the Company.

Ping Chen. Mr. Chen has served as a director of our Company since 2003 and our Chief Executive Officer since 2000. Prior to his service as our Chief Executive Officer, from 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 to 1993. Mr. Chen founded BTL in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen has been elected as a director because he is our CEO, the leader of our Company and a key experienced member of management.

Yingmei Yang. Ms. Yang has served as our interim Chief Financial Officer since March 15, 2018. Ms. Yang has served as the Vice President of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”), a major shareholder of the Company since February, 2018. From January, 2015 to February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Lianluo Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited, the predecessor of Lianluo Interactive.

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

Xiaogang Tong. Mr. Tong has been appointed by the Company’s Board of Directors to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the resignation of Mingwei Zhang, and to serve on the Company’s Audit Committee since August 23, 2018. Mr. Tong has extensive knowledge and experience in accounting. From December 2014 till now, Mr. Tong served as Chief Financial Officer of Talant Optronics (Suzhou) Co., Ltd.. From August 2008 to December 2014, Mr. Tong was a Partner in Zhong Xin Zi Cheng Financial Consulting Co., Ltd., providing financial consulting, financial due diligence, as well as financial analysis services to pre-IPO companies. From July 2001 to July 2008, Mr. Tong worked in Deloitte Touche Tohmatsu CPA Firm, serving as Auditing Manager (from July 2006 to July 2008) and Senior Auditor (from July 2001 to July 2006). Mr. Tong received a Bachelor’s degree in Accounting from Capital University of Economics and Business. Mr. Tong is a Certified Public Accountant of China (CPA). Mr. Tong has been chosen as a director because of his financial experience.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2018 to Ping Chen, our principal executive officer, and Yingmei Yang, our Interim Chief Financial Officer.

Summary Executive Compensation Table

Name and principal position	Salary	Bonus	Option Awards		All Other Compensation	Total
Ping Chen, Principal Executive Officer	$28,956	$2,300	$-	(1)(2)(3)(4)	$-	$31,256

Yingmei Yang Interim Chief Financial Officer (since March 15, 2018)	$-	$-	$-		$-	$-

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table.

(4)	On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on March 21, 2016, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is not reflected in the Summary Executive Compensation Table.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. For service on our Board of Directors, Mr. Xiaogong Tong receives $4,000 per year, and Mr. Richard Zhiqiang Chang and Mr. Bin Pan receive $8,000 annually. The following table shows the annual compensation we need to pay for the year ended December 31, 2018 to our directors.

Summary Director Compensation Table

Name	Fees earned or paid in cash		Stock-based Compensation		Total(1)
Zhitao He	$	N/A	$	N/A	$	N/A
Ping Chen(1)	$	N/A	$	N/A	$	N/A
Xiaogong Tong		$4,000	$	N/A		$4,000
Bin Pan		$8,000	$	N/A		$8,000
Richard Zhiqiang Chang		$8,000	$	N/A		$8,000

(1)	Mr. Ping Chen received compensation in his capacity as officer of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as director of our company.

C.	Board Practices

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

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Chang, Mr. Tong and Mr. Pan are our independent directors.

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

As of December 31, 2018, we had 98 employees, all of whom were full-time employees and were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2018, 2017 and 2016, we had 98, 129 and 66 employees, respectively.

	December 31,
	2016	2017	2018

Total	66	129	98
Mid and high level Manager	25	14	18
Sales, Marketing and General management	22	77	45
R&D and Compliance	5	8	11
Assembly, Procurement and Technical Clinical Service	14	30	24

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2019 by:

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 17,806,586 common shares outstanding as of April 30 2019. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	2,113,209	(3)	11.87%
Zhitao He, Director, Chairman of the Board	471,500	(4)	2.65%
All officers and directors as a group	2,584,709		14.52%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	We have used 17,806,586 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.

(3)	Ping Chen, our Chief Executive Officer and a director, has the sole power to direct the voting and disposition of the 1,613,542 shares held under his name. The number also includes 499,667 shares underlying options, which will have vested within 60 days hereof.

(4)	Represents 471,500 shares owned by Hyperfinite Galaxy Holding Limited. Hyperfinite Galaxy Holding Limited is controlled by Zhitao He.

Share Option Plan and Grants

Under our employee stock option plans, our stock options generally expire after ten years from the date of grant.

In 2009, in connection with our initial public offering, we established a pool for share options for our employees (the “2009 Share Incentive Plan”). This pool contains options to purchase up to 450,000 of our common shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. As of the date of this report, we have issued all 450,000 options pursuant to our 2009 Share Incentive Plan, which were issued on December 29, 2011 at an exercise price of $1.45 per share and vest over five years until December 28, 2016.

In 2013, we established our 2013 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 462,000 of our common shares. As of the date of this report, we have issued 131,000 options pursuant to our 2013 Share Incentive Plan, which were issued on August 20, 2014 at an exercise price of $5.31 per share and will vest over five years until August 19, 2019.

In 2014, we established our 2014 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 466,800 of our common shares. As of the date of this report, we have issued 349,000 options pursuant to our 2014 Share Incentive Plan, which were issued on August 7, 2015 at an exercise price of $1.64 per share and vest over two years until August 6, 2017.

In 2015, we established our 2015 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 580,867 of our common shares. As of the date of this report, we have issued 580,867 options pursuant to our 2015 Share Incentive Plan, which were issued on March 21, 2016 at an exercise price of $1.88 per share and vest over two years until March 20, 2018.

On January 12, 2018, the Company registered 1,150,391 shares representing common shares issuable pursuant to the 2014 Plan, either directly or upon exercise of options issued under the 2014 Plan.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2019 by each person who is known by us to beneficially own 5% or more of our outstanding common shares. The number and percentage of common shares beneficially owned are based on 17,806,586 common shares outstanding as of April 30, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 24, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China. During the past three years, our major shareholder, Ping Chen, has increased his shares of stock in the company by way of incentive grants of stock and options, and we have sold 11,111,111 shares to Hangzhou Lianluo Interactive Information Technology Co., Ltd, which has special voting rights.

Shareholder	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Chen Ping	2,113,209	(3)	11.87%
Hangzhou Lianluo Interactive Information Technology Co., Ltd. (4)	11,111,111		62.40%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.

(3)	Ping Chen, our Chief Executive Officer and a director, has the sole power to direct the voting and disposition of the 1,613,542 shares held under his name. The number also includes 499,667 shares underlying options, which will have vested within 60 days hereof.

(4)	Zhitao He, our Chairman of the Board, is also the Chairman and Chief Executive Officer of Hangzhou Lianluo Interactive Information Technology Co. Ltd.

As of April 30, 2019 we had 7 shareholders of record and approximately 35.00% of our total outstanding common shares are held under CEDE & CO., a nominee of The Depository Trust Company.

B.	Related party transactions

a.	Purchase transactions

The Company entered into related party transactions in the fiscal years ended December 31, 2018, 2017 and 2016.

The Company’s related party transactions include purchases of property, plant and equipment. These transactions were consummated at fair market price and under similar terms as those with the Company’s customers and suppliers.

During the years ended December 31, 2018, 2017 and 2016, the Company entered into related party transactions as shown below:

	December 31,
	2018	2017	2016
	$	$	$
Purchases from related parties	204	3,760	497
Rental payments under operating lease commitment	39,942	-	-

d.	Loan to related party —Digital Grid (Hong Kong) Technology Co., Limited

On March 15, 2018, we entered into a $6 million loan agreement with DGHKT for a term of 12 months, with a fixed annual interest rate 3.5%. On the year ended December 31, 2018, DGHKT repaid in cash totaled $549,192, and we earned interest of $161,384 from DGHKT.

As of December 31, 2018, the remaining loan balance of RMB35.6 million (equivalent to $5.2 million)(including accrued interest) was fully settled (see e. blow).

On February 3, 2019, pursuant to a loan agreement we granted an unsecured loan of $0.06 million to DGHKT for a term of twelve months, with a fixed annual interest rate 3.5%.

e.	Related party transactions with Hangzhou Lianluo Interactive Information Technology Co., Ltd.

During the years ended December 31, 2018, 2017 and 2016, we made inventory purchases of $204, $3,760 and $497 with HLI, respectively.

On July 1, 2018, we leased office premises from HLI for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2018 were $39,942. As of December 31, 2018, we reported an outstanding rental payable of $42,223 to HLI.

During 2017, we obtained the following unsecured loans from HLI, which bear fixed interest at 5% per annum:

-	a loan of $296,064 (RMB2,000,000), repayable by August 28, 2018;

-	a loan of $296,064 (RMB2,000,000), repayable by December 14, 2018;

a loan of $888,192 (RMB6,000,000), repayable by December 27, 2018.

Pursuant to various loan agreements between HLI and us in 2018, we obtained the following unsecured loans from HLI:

—	a loan of $529,500 (RMB3,500,000), bearing fixed interest of 6% per annum and repayable by January 29, 2019.

—	a loan of $408,510 (RMB2,700,000), bearing fixed interest of 6% per annum and repayable by March 8, 2019.

—	a loan of $408,510 (RMB2,700,000), bearing fixed interest of 6% per annum and repayable by April 3, 2019.

—	a loan of $423,640 (RMB2,800,000), bearing fixed interest of 6% per annum and repayable by May 23, 2019.

—	a loan of $378,250 (RMB2,500,000), bearing fixed interest of 6% per annum and repayable by June 26, 2019.

—	a loan of $499,290 (RMB3,300,000), bearing fixed interest of 8% per annum and repayable by June 26, 2019.

—	a loan of $226,950 (RMB1,500,000), bearing fixed interest of 6% per annum and repayable by September 4, 2019.

—	a loan of $151,300 (RMB1,000,000), bearing fixed interest of 6% per annum and repayable by October 11, 2019.

—	a loan of $30,260 (RMB200,000), bearing fixed interest of 8% per annum and repayable by October 17, 2019.

—	a loan of $151,300 (RMB1,000,000), bearing fixed interest of 8% per annum and repayable by November 11, 2019.

—	a loan of $90,780 (RMB600,000), bearing fixed interest of 8% per annum and repayable by November 25, 2019.

—	a loan of $107,423 (RMB710,000), bearing fixed interest of 8% per annum and repayable by December 3, 2019.

—	a loan of $276,879 (RMB1,830,000), bearing fixed interest of 8% per annum and repayable by December 10, 2019.

We, via LCL owed a total loan amount RMB34,340,000, plus accrued interest of RMB1,229,076, to HLI.

Interest expense on short-term borrowings from HLI amounted to $200,799, $6,246 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively.

Pursuant to an agreement dated December 27, 2018, we, DGHKT, HLI and LCL agreed that the outstanding amount owed by DGHKT to us of RMB35.6 million be repaid by HLI on behalf of DGHKT, to LCL at our instruction. This repayment is agreed to be settled in the form of offset against the amount owed by LCL to HLI of RMB35.6 million (equivalent to $5.2 million). As a result, we, including our subsidiaries, no longer owed or were owed by HLI or DGHKT any amount as of December 31, 2018.

On February 2, 2019, March 7, 2019 and April 8, 2019, we borrowed an aggregate unsecured amount of RMB1.17 million ($0.18 million) from HLI for a term of twelve months, with a fixed annual interest rate 8%.

f.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8.	Financial Information

We have appended consolidated financial statements filed as part of this annual report. See information provided in response to Item 18 below.

Legal Proceedings

From time to time, we may be involved in litigation or other disputes. No pending or known to be contemplated legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar proceedings or involving any third party, have or are anticipated to have any significant effect on our financial position or profitability. None of the directors or members of senior management of our Company or any of its subsidiaries or affiliate companies is engaged in any materials proceeding adverse to our Company or any of its subsidiaries or affiliate companies.

On January 24, 2019, Shenzhen JustDo Display Technology Co., Ltd. (“Shenzhen JustDo”) initiated an arbitration proceeding against BDL, claiming that BDL’s failure of payment for goods in 2018 constituted a breach of a purchase contract entered into by and between Shenzhen JustDo and BDL. Shenzhen JustDo asserted its claim at RMB513,684 ($74,712), plus interest since August 1, 2018. On February 21, 2019, BDL submitted a statement of defense, claiming that JustDo’s delay in delivery of goods constituted a breach of the purchase agreement, and the amount of purchase price payable to JustDo shall be determined according to the quantity of goods received. We believe the amount of purchase price payable to JustDo should be RMB235,524 ($34,245), and intend to continue to vigorously defend this proceeding. As of December 31, 2018, we had recognized an account payable to Shenzhen JustDo of RMB250,252 ($36,387).

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

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

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries in China. Payments of dividends by our PRC subsidiaries to our company are subject to the requirement that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business. Further, such remittances would require BDL to provide an application for remittance that includes, in addition to the application form, a foreign registration certificate, board resolution, capital verification report, audit report on profit and stock bonuses, and a tax certificate. There are no such similar foreign exchange restrictions in the British Virgin Islands.

Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and listing details

Our common shares have been listed on the NASDAQ Capital Market since April 22, 2010 under the symbol “DHRM.” There was no significant trading suspension occurred in the prior three years.

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

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc. (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,000.20 in the aggregate) in a private placement (the “Private Placement”). The Private Placement occurred pursuant to a Stock Purchase Agreement dated November 3, 2017 (the “Purchase Agreement”) by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.05

Other than the above contract and those contracts described under “Item 4. Information on the Company”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

Circular 37

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, or any other currency.

We use U.S. dollars as the reporting currency for our financial statements. All transactions in currencies other than U.S. dollar during the year are measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. In 2018, only 9% of our net revenues were generated from sales denominated in currencies of U.S. dollar. We considered the fluctuations in the exchange rates between the U.S. dollar and the Renminbi had immaterial effect on our operating income.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us.

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

Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria set forth under ASC 830, Foreign Currency Matters. Our PRC subsidiaries use the Renminbi as their reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are measured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

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

As of December 31, 2017, short-term borrowings from HLI were interest bearing at a fixed rate, so we had no financial statement impact from changes in interest rates.

As of December 31, 2018, there were no outstanding short-term borrowings.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2% in 2016, 1.6% in 2017 and 2.1% in 2018. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Material Modifications to the Rights of Security Holders

The Company has made re-classification and re-designation of its Common Shares in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of $0.002731 each, of which 37,888,889 have been designated as Class A Common Shares of par value of $0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of $0.002731 each. Modifications to the rights of our security holders have been descripted in the modified company Memorandum and Articles of Association, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares”.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2018 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and interim chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and interim chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

Disclosure controls and procedures are designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our chief executive officer and interim chief financial officer, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

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

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, the Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2018, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Interim Chief Financial Officer concluded that the our internal control over financial reporting was not effective as of December 31, 2018:

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

Despite the material weaknesses reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

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

The Company’s Board of Directors has determined that Mr. Xiaogang Tong qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Mr. Tong and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion ZD CPA & Co., our principal external auditors, for the periods indicated.

	2018	2017
Audit fees	$183,200	$350,000
Audit-related fees	55,000	-
Tax fees	-	-
Other fees	-	-
	$238,200	$350,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the interim reviews of our condensed consolidated financial information.

(2)	“Audit-related fees” means fees billed in 2018 for professional services rendered by our principal auditors associated with certain due diligence projects.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

Audit Committee Pre-Approval Policies

The policy of our audit committee is to pre-approve all audit and other service provided by our principal external auditors, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

Item 16F.	Change in Registrant’s Certifying Accountant.

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Centurion ZD CPA Limited (“CZD”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent auditors, HHC, on the same date.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lianluo Smart Limited are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit
Number	Document

1.1	Third Amended and Restated Articles of Association of the Registrant(1)

1.2	Third Amended and Restated Memorandum of Association of the Registrant(1)

1.3	Amended and Restated Memorandum and Articles of Association of the Company(2)

2.1	Specimen Share Certificate(1)

2.2	Form of Warrant to purchase Common Shares by the Company.(3)

4.1	2009 Share Incentive Plan(1)

4.2	2013 Share Incentive Plan(4)

4.3	2014 Share Incentive Plan(5)

4.4	Warrant Repurchase Agreement(6)

4.5	Share Purchase Agreement(7)

4.6	First Amendment to Share Purchase Agreement(7)

4.7	Stock Purchase Agreement(8)

8.1	Subsidiaries of the Registrant(8)

11.1	Code of Business Conduct and Ethics(1)

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

Exhibit
Number	Document

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

15.1	Consent of Centurion ZD CPA & Co. (successor of Centurion ZD CPA Limited)(8)

101.INS	XBRL Instance Document(8)

101.SCH	XBRL Taxonomy Extension Schema Document(8)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(8)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(8)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(8)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(8)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed with the Securities and Exchange Commission on November 12, 2009, as amended.
(2)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on March 8, 2018.
(3)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on February 21, 2014.
(4)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on November 29, 2013.
(5)	Incorporated by reference to the registrant’s proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, File no. 001-34661, filed with the Securities and Exchange Commission on July 1, 2014.
(6)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on April 22, 2016.
(7)	Incorporated by reference to the registrant’s Form 6-K, File no. 001-34661, filed with the Securities and Exchange Commission on June 30, 2016.
(8)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 15th day of May, 2019.

Lianluo Smart Limited

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Chief Executive Officer

Date: 15th day of May, 2019

LIANLUO SMART LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lianluo Smart Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lianluo Smart Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2017.

Hong Kong, China

May 15, 2019

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for shares data)

	December 31,	December 31,
	2018	2017

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$477,309	$6,809,485
Accounts receivable, net	92,149	9,705
Other receivables and prepayments, net	267,781	128,423
Advances to suppliers	152,751	386,241
Inventories, net	1,349,102	2,217,802
Other taxes receivable	374,270	281,373
Total Current Assets	2,713,362	9,833,029

Property and equipment, net	1,261,493	531,467
Construction in progress	223,772	-
Intangible assets, net	-	3,698,569
Non-marketable equity securities	1,500,043	1,500,043
Total Assets	$5,698,670	$15,563,108

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$234,449	$47,888
Advances from customers	232,565	313,167
Accrued expenses and other current liabilities	977,119	762,873
Warranty obligation	8,671	20,234
Due to related parties
- short-term borrowings	-	1,536,720
Total Current Liabilities	1,452,804	2,680,882

OTHER LIABILITIES
Warrants liability	1,129,246	1,729,111

Total Liabilities	2,582,050	4,409,993

Commitments and Contingency

SHAREHOLDERS’ EQUITY
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,806,586 and 17,312,586, shares issued and outstanding at December 31, 2018 and 2017 respectively	48,630	47,281
Additional paid-in capital	40,620,772	39,233,137
Accumulated deficit	(40,156,204)	(31,246,202)
Accumulated other comprehensive income	2,603,422	3,118,899
Total Equity	3,116,620	11,153,115
Total liabilities and equity	$5,698,670	$15,563,108

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$559,386	$882,011	$13,062,373

Costs of revenue	(757,901)	(1,655,970)	(17,179,060)

Gross loss	(198,515)	(773,959)	(4,116,687)

Service income	-	56,030	14,587
Service expenses	-	(1,289)	(21,130)
Selling expenses	(2,082,829)	(1,170,378)	(927,243)
General and administrative expenses	(3,675,465)	(3,192,030)	(4,183,775)
(Provision for) recovery from doubtful accounts	(22,229)	23,608	150,280
Impairment loss for intangible assets	(3,281,779)	-	-

Operating loss	(9,260,817)	(5,058,018)	(9,083,968)

Financial (expenses) income	(37,899)	57,077	(125,127)
Other income	24,708	146,623	68,436
Other expense	(235,859)	(52,367)	-
Loss from warrant redemption	-	-	(1,091,719)
Change in fair value of warrants liability	599,865	(229,749)	527,617

Loss before provision for income tax and non-controlling interest	(8,910,002)	(5,136,434)	(9,704,761)

Income tax benefit	-	-	95,026

Net loss from continuing operations	(8,910,002)	(5,136,434)	(9,609,735)

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	-	(168,574)
Loss from disposal of discontinued operations, net of taxes	-	-	(82,579)

Net loss	(8,910,002)	(5,136,434)	(9,860,888)

Less: net loss attributable to non-controlling interest	-	-	(129,020)

Net loss attributable to Lianluo Smart Limited	$(8,910,002)	$(5,136,434)	$(9,731,868)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(515,477)	380,077	(567,162)

Comprehensive loss	(9,425,479)	(4,756,357)	(10,428,050)
-less comprehensive loss attributable to non-controlling interest	-	-	(230,838)

Comprehensive loss attributable to Lianluo Smart Limited	$(9,425,479)	$(4,756,357)	$(10,197,212)

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2018	2017	2016

Weighted average number of common shares used in computation
-Basic	17,617,416	17,312,586	10,422,765
-Diluted	17,617,416	17,312,586	10,422,765

Loss from continuing operations per share of common stock
-Basic	$(0.51)	$(0.30)	$(0.92)
-Diluted	$(0.51)	$(0.30)	$(0.92)

Loss from discontinued operations per share of common stock
-Basic	$-	$-	$(0.01)
-Diluted	$-	$-	$(0.01)

Net loss per share of common stock
-Basic	$(0.51)	$(0.30)	$(0.93)
-Diluted	$(0.51)	$(0.30)	$(0.93)

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for shares data)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Capital	Deficit	Income	Interests	Total
Balance as of January 1, 2016	6,194,475	$16,918	$19,810,905	$(16,377,900)	$2,989,116	$867,826	$7,306,865
Issuance of shares upon excise of share-based awards	7,000	19	10,131	-	-	-	10,150
Proceeds from issuance of shares and warrants for capital contribution	11,111,111	30,344	16,492,849	-	-	-	16,523,193
Stock based compensation	-	-	947,481	-	-	-	947,481
Foreign currency translation	-	-	-	-	(465,344)	(101,818)	(567,162)
Disposal of a subsidiary	-	-	-	-	215,050	(636,988)	(421,938)
Net loss	-	-	-	(9,731,868)	-	(129,020)	(9,860,888)

Balance as of December 31, 2016	17,312,586	47,281	37,261,366	(26,109,768)	2,738,822	-	13,937,701
Settlement of subscription receivable	-	-	1,492,538	-	-	-	1,492,538
Stock based compensation	-	-	479,233	-	-	-	479,233
Foreign currency translation	-	-	-	-	380,077	-	380,077
Net loss	-	-	-	(5,136,434)	-	-	(5,136,434)

Balance as of December 31, 2017	17,312,586	47,281	39,233,137	(31,246,202)	3,118,899	-	11,153,115
Issuance of shares upon excise of share-based awards	19,000	52	17,799	-	-	-	17,851
Issuance of shares to non-employees	475,000	1,297	1,122,702	-	-	-	1,123,999
Stock based compensation	-	-	247,134	-	-	-	247,134
Foreign currency translation	-	-	-	-	(515,477)	-	(515,477)
Net loss	-	-	-	(8,910,002)	-	-	(8,910,002)

Balance as of December 31, 2018	17,806,586	$48,630	$40,620,772	$(40,156,204)	$2,603,422	$-	$3,116,620

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended December 31,
	2018	2017	2016

Cash flows from operating activities
Net loss	$(8,910,002)	$(5,136,434)	$(9,860,888)
Net loss from discontinued operations	-	-	(251,153)
Net loss from continuing operations	(8,910,002)	(5,136,434)	(9,609,735)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,192,021	479,233	947,481
Depreciation and amortization	827,630	1,328,403	1,232,263
Loss from disposal of inventories	58,992	-	202,297
Loss from warrant redemption	-	-	1,091,719
Change in fair value of warrants liability	(599,865)	229,749	(527,617)
Loss on disposal of equipment and intangible assets	232,171	-	18,241
(Recovery from) provision for doubtful accounts:
– accounts receivable	5,826	(46,831)	(139,716)
– other receivables and prepayments	16,403	32,213	(41,790)
– advances to suppliers – third parties	-	-	(1,095)
Change in warranty obligation	(10,261)	(130,885)	141,449
(Recovery from) provision for inventory obsolescence	-	(73,860)	2,450,213
Impairment loss for intangible assets	3,281,779	-	-
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(88,270)	115,239	115,854
Decrease (increase) in advances to suppliers
– third parties	233,490	(341,776)	547,267
– related party	-	194,311	680,733
Decrease in other receivables and prepayments	23,352	(71,117)	13,272
Increase in interest receivable – related party	(161,384)	-	-
(Increase) decrease in inventories	(137,464)	(2,007,026)	1,185,688
Increase in other taxes receivable	(92,897)	(281,373)	-
Decrease in long-term prepaid expenses	-	-	290,036
Increase (decrease) in accounts payable	186,561	(24,563)	51,579
Increase in interest payable- related party	178,708	-	-
(Decrease) increase in due to related parties – Trade	-	(475)	107,715
(Decrease) increase in advances from customers	(80,602)	206,646	63,541
Increase (decrease) in accrued expenses and other current liabilities	214,245	119,549	(1,315,779)
Decrease in other taxes payable	-	-	(113,429)
Net cash used in operating activities from continuing operations	(3,629,567)	(5,408,997)	(2,609,813)
Net cash used in operating activities from discontinued operations	-	-	(165,345)
Net cash used in operating activities	(3,629,567)	(5,408,997)	(2,775,158)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars)

	For the years ended December 31,
	2018	2017	2016

Cash flows from investing activities
Proceeds from disposal of equipment	1,309	-	-
Capital expenditures and other additions	(776,328)	(40,780)	(636,130)
Loan to a related party	(6,000,000)	(3,000,000)	(2,000,000)
Repayment from a related party	549,192	3,000,000	2,000,000
Consideration paid to BTL	-	(146,032)	-
Non-marketable equity investments	-	(1,500,043)	-
Net cash used in investing activities from continuing operations	(6,225,827)	(1,686,855)	(636,130)
Net cash used in investing activities from discontinued operations	-	-	-
Net cash used in investing activities	(6,225,827)	(1,686,855)	(636,130)

Cash flows from financing activities
Loans from related parties	3,682,642	1,480,320	733,688
Repayments of related party loans	-	-	(2,858,748)
Repayments of bank loans	-	-	(1,505,000)
Net proceeds from option exercises	17,851	-	10,150
Payment of warrant redemption	-	-	(1,116,744)
Net proceeds from issuance of common stock, net of issuance costs	-	1,492,538	18,412,462
Net cash provided by financing activities from continuing operations	3,700,493	2,972,858	13,675,808
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	3,700,493	2,972,858	13,675,808

Effect of exchange rate fluctuations on cash and cash equivalents	(177,275)	139,656	(96,421)

Net (decrease) increase in cash and cash equivalents	(6,332,176)	(3,983,338)	10,168,099

Cash and cash equivalents at beginning of year	6,809,485	10,792,823	624,724
Cash and cash equivalents at end of year	477,309	6,809,485	10,792,823

-less cash and cash equivalents at end of year from discontinued operations	-	-	-
Cash and cash equivalents at end of year from continuing operations	$477,309	$6,809,485	$10,792,823

Supplemental cash flow information
Cash paid during the year for:
Income tax	$-	$-	$-
Interest	$14,840	$3,812	$128,537
Non-cash investing and financing activities:
Acquisition of property and equipment and construction in progress by decreasing inventories	$947,172	$-	$-
Offset short-term borrowings - related party against loans to a related party (including accrued interests)	$5,381,589	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The Company’s founder and chief executive office, Mr. Ping Chen, founded BTL, a PRC company. He previously owned approximately 91% of BTL, and his wife and several former employees of Lianluo Smart Limited own the remaining 9% of BTL. BTL previously leased some of its property to the Company and provided certain transportation and repair services to medical devices for which the Company is not obligated to perform warranty services, either because the warranty is expired or because the product was sold by another company.

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

On February 21, 2014, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering (Note 15).

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

Mr. Ping Chen ceased to be a shareholder of BTL on September 29, 2017.

On February 1, 2016, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”) was formed in Beijing, the PRC, for the business development in the portable health device market.

During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016. The results of operations of the traditional medical device business were reflected in the Company’s consolidated financial statements as discontinued operations (Note 22).

On April 28, 2016, the Company entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive” or “HLI”) to sell 11,111,111 of its common shares and warrants to purchase common shares to Lianluo Interactive for an aggregate purchase price of $20 million (Note 14).

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

For the Company’s majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, reserve for doubtful accounts, valuation of inventories, impairment testing of long term assets, warranty obligation, warrants liability, stock-based compensation, useful lives of intangible assets and property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. The Company maintains uninsured cash and cash equivalents with various financial institutions in the PRC.

Accounts Receivable, net

Accounts receivable are initially recorded at invoiced amount. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. A reserve, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Advances to Suppliers, net

The Company, as a common practice in the PRC, often makes advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The fair value of warrants was determined using the Black Scholes Model, with level 3 inputs (Note 15).

Warrant Liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

Inventories

Inventories are stated at the lower of cost or net realizable value and consist of assembled and unassembled parts relating to medical devices. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and writes down their inventories to net realizable value, if lower. Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to any industry downturn. The management of the Company reassesses the estimations at the end of each reporting period.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives before July 31, 2016:

Leasehold improvements	Shorter of the useful lives or the lease term
Building and land use rights	20 - 40 years
Machinery and equipment	10 - 15 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Estimated useful lives of property and equipment after July 31, 2016 were shortened and depreciation thereafter is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Machinery and equipment	2 - 3 years
Furniture and office equipment	3 - 5 years
Motor vehicles	3 years

Construction in progress represents capital expenditures for direct costs of construction or acquisition, and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software copyrights	20 years
Other software	5 years

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

Based on its review, the Company believes that, as of December 31, 2018, impairment loss for intangible assets was $3,281,779 and as of December 31, 2017, there was no significant impairment of its long-lived assets.

Non-marketable Equity Securities

The Company’s non-marketable equity securities are investments in a privately held company.

Prior to January 1, 2018, the Company accounted for its non-marketable equity securities at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investment.

On January 1, 2018, the Company adopted ASU 2016-01 which changed the way it accounts for non-marketable securities. The carrying value of the Company’s non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-operating other income (expenses). As the Company did not identify any accounting changes that impacted the amount with respect to non-marketable equity securities, no adjustment to accumulated deficit was required upon adoption.

Revenue Recognition

In May 2014 the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASC 606), which supersedes all existing revenue recognition requirements, including most industry specific guidance. This new standard requires a company to recognize revenues when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The FASB subsequently issued the following amendments to ASU No. 2014-09 that have the same effective date and transition date: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We adopted these amendments with ASU 2014-09 (collectively, the new revenue standards).

The new revenue standards became effective for the Company on January 1, 2018, and were adopted using the modified retrospective method. The adoption of the new revenue standards as of January 1, 2018 did not change the Company’s revenue recognition as the majority of its revenues continue to be recognized when the customer takes control of its product or services. As the Company did not identify any accounting changes that impacted the amount of reported revenues with respect to its product revenues, no adjustment to accumulated deficit was required upon adoption.

Under the new revenue standards, the Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods. The Company recognizes revenues following the five step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The following is a description of principal activities from which the Company generates revenue and related revenue recognition policies:

1.	Sale of medical equipment

The Company distributes and provides after-sale services for medical equipment, such as sleep apnea machines, ventilator air compressors, laryngoscope, in China. The Company typically sells its branded products with warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components. Control of products sold transfers to customers upon shipment from the Company’s facilities, and the Company’s performance obligations are satisfied at that time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer.

The Company evaluates its arrangements with distributors and determines that it is primarily obligated in the sales of distributed products, is subject to inventory risk, has latitude in establishing prices, and assumes credit risk for the amount billed to the customer, or has several but not all of these indicators. In accordance with ASC 606, the Company determines that it is appropriate to record the gross amount of product sales and related costs. As the Company is a principal and it obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred.

2.	Provision of sleep diagnostic services

During 2018, the Company started to earn service revenue from provision of technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). The Company is focused on the promotion of sleep respiratory solutions and service in public hospitals. Its wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when the Company’s diagnostic services are provided to the user at medical centers and public hospitals.

In the PRC, value added tax (“VAT”) of 16% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Practical expedients and exemptions

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses on our consolidated statements of operations and comprehensive loss.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Cost of Revenues

Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, handling charges, and other expenses associated with the assembly and distribution of products.

Advertising Expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2018, 2017 and 2016, advertising and promotional expenses from continuing operations recognized in the consolidated statements of comprehensive loss were $56,259, $76,592 and $56,338 respectively. During the year ended December 31, 2016, there were no advertising expenses from discontinued operations.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Foreign Currency Translation

The accounts of Lianluo Smart, BDL, LCL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars.

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

The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company’s warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company’s estimates, the Company may revise its estimated product warranty liability.

Warranty expense (recovery gain from warranty expense) accrued from continuing operations for the years ended December 31, 2018, 2017 and 2016 was $(10,261), $(130,885), $141,449, respectively. No warranty expense from discontinued operations was incurred for the year ended December 31, 2016.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, and included in general and administrative expenses. Research and development costs from continuing operations were $301,713, $344,575 and $1,192,930 for the years ended December 31, 2018, 2017 and 2016, respectively. No research and development costs from discontinued operations were incurred for the year ended December 31, 2016.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of government subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as “deferred income” when received and will be recorded as operating income when the conditions are met. During the years ended December 31, 2018, 2017 and 2016, government subsidies from continuing operations with no further conditions to be met of $0, $17,394 and $0, respectively, were recorded. There were no government subsidies from discontinued operations for the year ended December 31, 2016.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life of the leased property.

Loss per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. Basic loss per share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the years. Diluted loss per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted loss per share.

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

Share-based compensation expenses for stock-based share-based compensation awards granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Company applies the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Segment Information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During fiscal 2016 and 2017, there was only one segment, which is the business of developing, commercializing and distribution of medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. During 2018, the Company started to earn service revenue from provision of technical services in relation to diagnosis of Obstructive Sleep Apnea Syndrome (“OSAS”). The Company is focused on the promotion of sleep respiratory solutions and service in public hospitals. Its wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	For the Years Ended December 31,
	2018	2017	2016

Revenues
Sale of medical equipment	$342,344	$882,011	$13,062,373
Provision of OSAS diagnostic services	217,042	-	-
Total net revenues	559,386	882,011	13,062,373

Cost of revenue
Sale of medical equipment	(464,918)	(1,655,970)	(17,179,060)
Provision of OSAS diagnostic services	(292,983)	-	-
	(757,901)	(1,655,970)	(17,179,060)

Gross loss
Sale of medical equipment	(122,574)	(773,959)	(4,116,687)
Provision of OSAS diagnostic services	(75,941)	-	-
	(198,515)	(773,959)	(4,116,687)

Depreciation and amortization expense:
Sale of medical equipment	$535,800	$1,328,403	$1,232,263
Provision of OSAS diagnostic services	291,830	-	-
	$827,630	$1,328,403	$1,232,263

Capital expenditure
Sale of medical equipment	$16,137	$40,780	$636,130
Provision of OSAS diagnostic services	760,191	-	-
	$776,328	$40,780	$636,130

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation reserve is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence. Based on management’s estimate, it is more likely than not that all of the deferred tax assets will not be realized.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The implementation of ASC 740 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2018, 2017 and 2016, the Company did not incur any interest or penalties.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within a twelve month or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Originally, entities were required to adopt ASU 2016-02 using a modified retrospective approach, which required prior periods to be presented under Topic 842. However, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities the option of recognizing the cumulative effect of applying Topic 842 as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The Company is evaluating the impact of the adoption of ASU 2016-02 on the Company’s financial statement presentation and disclosures and expects the most significant change will be the recognition of right-to-use assets and lease liabilities on its balance sheet for real estate operating lease commitments.

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

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Accounts receivable	$118,922	$34,021
Less: reserve for doubtful accounts	(26,773)	(24,316)
Accounts receivable, net	$92,149	$9,705

During the years ended December 31, 2018, 2017 and 2016, bad debts (recovery of bad debts) from continuing operations were $5,826, ($46,831) and ($139,716) respectively. During the year ended December 31, 2016, there were no bad debts from discontinued operations.

4.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Rental deposits	$43,838	$33,178
Prepaid expenses	271,965	129,286
Advances to employees	47	-
	315,850	162,464
Less: reserve for doubtful accounts	(48,069)	(34,041)
Other receivables, net	$267,781	$128,423

During the years ended December 31, 2018, 2017 and 2016, bad debts (recovery of bad debts) on other receivables from continuing operations were $16,403, $32,213 and ($41,790), respectively. During the year ended December 31, 2016, there were no bad debts on other receivables from discontinued operations.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

5.	ADVANCES TO SUPPLIERS

Advances to suppliers as of December 31, 2018 and 2017 consist of the following:

	2018	2017

Advances to suppliers	$152,751	$386,241

During the years ended December 31, 2018, 2017 and 2016, impairment charges (recovery) on advances to suppliers from continuing operations were $0, $0 and $(1,095), respectively. During the year ended December 31, 2016, impairment charges on advances to suppliers from discontinued operations were $32,321.

6.	INVENTORIES

Inventories as of December 31, 2018 and 2017 consist of the following:

	2018	2017

Raw materials	$27,638	$184,490
Work in progress	902	127,530
Finished goods	1,320,562	1,905,782
Total inventories	$1,349,102	$2,217,802

During the years ended December 31, 2018, 2017 and 2016, (reversals of write-downs) and write-downs of inventories to lower of cost or net realizable value of $0, $(73,860) and $2,450,213, respectively, were (credited against) charged to costs of revenue in relation to the Company’s continuing operations. Also, during the years ended December 31, 2018, 2017 and 2016, obsolete inventories were disposed of at a loss of $58,992, $0 and $202,297, respectively, charged to costs of revenue in relation to the Company’s continuing operations.

During the year ended December 31, 2016, there was no write-own of inventories or loss on disposal of obsolete inventories in relation to the Company’s discontinued operations.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Plant and machinery	$1,770,626	$2,461,719
Automobiles	139,380	147,310
Office and computer equipment	37,005	51,034
Total property and equipment	1,947,011	2,660,063
Less: Accumulated depreciation	(685,518)	(2,128,596)
Property and equipment, net	$1,261,493	$531,467

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Depreciation from the Company’s continuing operations were $467,929, $974,432 and $869,073 for the years ended December 31, 2018, 2017, and 2016 respectively. Depreciation from the Company’s discontinued operations were $51,056 for the year ended December 31, 2016.

The Company did not record any impairment on its property and equipment from its continuing and discontinued operations for the years ended December 31, 2018, 2017 and 2016.

8.	CONSTRUCTION IN PROGRESS

Construction in progress as of December 31, 2018 represented equipment pending installation.

9.	INTANGIBLE ASSETS, NET

Intangible assets from continuing operations as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Software copyright	$1,698,359	$1,794,981
Patent and others	3,019,516	3,191,300
Total intangible assets	$4,717,875	4,986,281

Less: Accumulated amortization	(1,564,070)	(1,287,712)
Less: Impairment loss	(3,153,805)	-
Intangible assets, net	$-	$3,698,569

Amortization expense from the Company’s continuing operations was $359,701, $353,971 and $363,190 for the years ended December 31, 2018, 2017, and 2016, respectively. The Company did not record amortization expense from its discontinued operations for the year ended December 31 2016.

The Company recorded impairment on its intangible assets from its continuing operations $3,281,779, $0 and $0 for the years ended December 31, 2018, 2017 and 2016. The Company recorded impairment of $18,447 from its discontinued operations for the year ended December 31, 2016. During the year ended December 31, 2018, as a result of lower-than-expected revenue performance of the Company, management determined not to further update and maintain its software copyright and patent for the therapy products of sleep respiratory business. The unamortized software copyright and patent and others of $3,281,779 were fully impaired.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

10.	NON-MARKETABLE EQUITY SECURITIES

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc., a Delaware corporation (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1,500,043 in the aggregate) in a private placement, pursuant to a Stock Purchase Agreement dated November 3, 2017 (the “Purchase Agreement”) by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5,000,001.

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

Additionally, pursuant to the Purchase Agreement, the Seller is obligated to file a registration statement (the “Registration Statement”) with the SEC within thirty (30) days of the Effective Date to register the Shares for resale. The requested Registration Statement was filed on November 30, 2017 and was declared effective on December 27, 2017.

GHSI is specialty health sciences company formed to develop, formulate and distribute condition-specific medical foods with an initial medical food product on the market under the brand name Lumega-Z® that replenishes and restores the macular protective pigment. GSHI has had limited commercial operations to date, and has primarily been engaged in research, development, commercialization, and capital raising. As of December 31, 2018, the Company and DGHKT respectively held 3.17% and 7.40% of GHSI’s outstanding common stock.

On January 30, 2019, GHSI effectuated a one-for-two (1:2) reverse stock split of its common stock without any change to its par value. On April 9, 2019, GHSI closed its initial public offering of 1,250,000 shares of its common stock at a public offering price of $4.00 per share for total gross proceeds of $5.0 million, before deducting underwriting discounts and commissions and other offering costs and expenses payable by it. GHSI’s shares began trading on the Nasdaq Capital Market on April 5, 2019 under the symbol “GHSI”.

11.	SHORT-TERM BORROWINGS

	December 31,
	2018	2017
Loans from Hangzhou Lianluo Interactive Information Technology Co., Ltd.	$-	$1,536,720

Interest expense on short-term borrowings amounted to $200,799, $6,246 and $128,537 for the years ended December 31, 2018, 2017 and 2016, respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(1)	Loans from Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”)

Pursuant to various loan agreements between the Company and HLI in 2017, the Company obtained the following unsecured loans from HLI, which bear fixed interest at 5% per annum:

—	a loan of $296,064 (RMB2,000,000), repayable by August 28, 2018;

—	a loan of $296,064 (RMB2,000,000), repayable by December 14, 2018;

—	a loan of $888,192 (RMB6,000,000), repayable by December 27, 2018.

Pursuant to various loan agreements between the Company and HLI in 2018, the Company obtained the following unsecured loans from HLI:

—	a loan of $529,500 (RMB3,500,000), bearing fixed interest of 6% per annum and repayable by January 29, 2019.

—	a loan of $408,510 (RMB2,700,000), bearing fixed interest of 6% per annum and repayable by March 8, 2019.

—	a loan of $408,510 (RMB2,700,000), bearing fixed interest of 6% per annum and repayable by April 3, 2019.

—	a loan of $423,640 (RMB2,800,000), bearing fixed interest of 6% per annum and repayable by May 23, 2019.

—	a loan of $378,250 (RMB2,500,000), bearing fixed interest of 6% per annum and repayable by June 26, 2019.

—	a loan of $499,290 (RMB3,300,000), bearing fixed interest of 8% per annum and repayable by June 26, 2019.

—	a loan of $226,950 (RMB1,500,000), bearing fixed interest of 6% per annum and repayable by September 4, 2019.

—	a loan of $151,300 (RMB1,000,000), bearing fixed interest of 6% per annum and repayable by October 11, 2019.

—	a loan of $30,260 (RMB200,000), bearing fixed interest of 8% per annum and repayable by October 17, 2019.

—	a loan of $151,300 (RMB1,000,000), bearing fixed interest of 8% per annum and repayable by November 11, 2019.

—	a loan of $90,780 (RMB600,000), bearing fixed interest of 8% per annum and repayable by November 25, 2019.

—	a loan of $107,423 (RMB710,000), bearing fixed interest of 8% per annum and repayable by December 3, 2019.

—	a loan of $276,879 (RMB1,830,000), bearing fixed interest of 8% per annum and repayable by December 10, 2019.

The Company, via LCL owed a total loan amount RMB34,340,000, plus accrued interest of RMB1,229,076, to HLI.

Interest expense on short-term borrowings from HLI amounted to $200,799, $6,246 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively.

Pursuant to an agreement dated December 27, 2018, the Company, DGHKT, HLI and LCL agreed that the outstanding amount owed by DGHKT to the Company of RMB35.6 million be repaid by HLI on behalf of DGHKT, to LCL at the instruction of the Company. This repayment is agreed to be settled in the form of offset against the amount owed by LCL to HLI of RMB35.6 million (equivalent to $5.2 million) (Note 18). As a result, the Company, including its subsidiaries, no longer owed or was owed by HLI or DGHKT any amount as of December 31, 2018.

(2)	Loans from Mr. Ping Chen

On March 27, 2015, the Company entered into a new loan agreement with Mr. Ping Chen (“Mr. Chen), who is During the year ended December 31, 2016, the Company obtained unsecured, interest-free loans from Mr. Ping Chen in an aggregate amount of $718,638 (RMB4,775,000) which had been fully repaid on October 24, 2016.

Interest expense paid to Mr. Ping Chen amounted to $29,207 for the year ended December 31, 2016.

Bank borrowings

On December 18, 2015, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,603,590 (RMB10,000,000) with a fixed interest rate which was 7.20% per annum. The loan had been fully repaid on November 14, 2016.

Interest expense paid on bank borrowings amounted to $99,330 for the year ended December 31, 2016.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities as of December 31, 2018 and 2017 from continuing operations consist of the following:

	2018	2017
Accrued salaries and social welfare	$337,599	$345,710
Accrued expenses	388,572	291,043
Reimbursed employee’s expense	50,228	34,212
Deposits from customers	198,907	89,382
Others	1,813	2,526
Total accrued expenses and other current liabilities	$977,119	$762,873

13.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through November 2020. Future minimum lease payments under these leases as of December 31, 2018 are $104,706 for the twelve months ending December 31, 2019.

Rent expense from continuing operations for the years ended December 31, 2018, 2017 and 2016 was $301,021, $244,860 and $101,012 respectively. There was no rental expense incurred in relation to the Company’s discontinued operations for the year ended December 31, 2016.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have either a three year employment contract renewable on an annual basis or non-fixed term employment contract.

Contingency

The Labor Contract Law of the People’s Republic of China requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $886,049 and $663,069 as of December 31, 2018 and 2017, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

14.	EQUITY

Common Shares

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

On June 8, 2017, the Company held the Annual General Meeting to approve the amend and restate the Company's amended and restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of $0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of $0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of $0.002731 each.

In 2018, the Company issued an aggregate of 275,000 common shares to a consultant under the Company’s incentive plan for advice and services provided concerning the Company’s merger and acquisition planning, development and strategy implementation. The fair value of the 275,000 common shares was $835,999, which was calculated based on the grant date stock price of $3.18 and $2.90. During the year ended December 31, 2018, the Company amortized $835,999 as consulting expenses.

Also in 2018, the Company issued 200,000 common shares to a consulting firm for management consulting and advisory services to be provided for a period of 12 months up to August 15, 2019. The fair value of these shares on the grant date based on the closing price was approximately $288,000. During the year ended December 31, 2018, the Company amortized $108,888 as consulting expenses.

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

No amount was allocated to the statutory surplus reserve account as both the subsidiaries in China had incurred accumulated losses as of December 31, 2018 and 2017.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Stock Option Plan

Under the employee stock option plan, the Company’s stock options generally expire ten years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 28, 2016.

On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 94,000 of the Company’s common shares at an exercise price of $2.30 per share to Mr. Ping Chen, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 6, 2018.

On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 131,000 of the Company’s common shares at an exercise price of $5.31 per share to Mr. Ping Chen. The options vest in equal annual installments over the five years of the agreement ending August 19, 2019.

On August 7, 2015, the Company entered into two-year agreements with its employees and directors, pursuant to which the Company issued an aggregate of 349,000 options at an exercise price of $1.64 per share. The options vest in equal annual installments over the two years of the agreements ending August 6, 2017.

On March 21, 2016, the Company entered into two-year agreements with its employees and directors, pursuant to which the Company issued an aggregate of 580,867 options at an exercise price of $1.88 per share. The options vest in equal annual installments over the two years of the agreements ending March 20, 2018.

In 2018, 11,000 options were exercised for cash to purchase 11,000 shares of the Company’s common shares for an aggregate consideration of $17,851, and 40,000 options were exercised on a cashless basis to purchase 8,000 common shares of the Company.

As of December 31, 2018, 26,200 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
10	126%-228%	0%	0.73%-1.65%	$1.22-$5.15

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value (1)
Outstanding as of January 1, 2017	1,237,867	$2.17
Forfeited	(221,000)	-
Outstanding as of December 31, 2017	1,016,867	$2.26
Forfeited	(84,000)
Exercised	(51,000)
Outstanding as of December 31, 2018	881,867	$2.34	$-

(1)	The intrinsic value of the stock options at December 31, 2018 is the amount by which the market value of the Company’s common stock of $1.13 as of December 31, 2018 exceeds the exercise price of the options.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Following is a summary of the status of options outstanding and exercisable at December 31, 2018:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life (years)	Average exercise price	Number	Average remaining contractual life (years)

$1.45	107,000	3.00	$1.45	107,000	3.00

$2.30	94,000	4.77	$2.30	94,000	4.77

$5.31	131,000	5.64	$5.31	104,800	5.64

$1.64	159,000	6.60	$1.64	159,000	6.60

$1.88	390,867	7.22	$1.88	390,867	7.22

	881,867			855,667

For the years ended December 31, 2018, 2017 and 2016, the Company recognized $247,134, $479,233 and $947,481 respectively, as compensation expense under its stock option plan.

As of December 31, 2018, unrecognized share-based compensation expense related to options was $85,754.

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

There were a total of 1,000,000 warrants issued and outstanding as of December 31, 2018 and 2017.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	December 31,
Stock options	2018	2017	2016
Market price per share (USD/share)	$1.13	$1.73	$1.50
Exercise price (USD/share)	2.20	2.20	2.20
Risk free rate	2.6%	2.36%	2.40%
Dividend yield	0%	0%	0%
Expected term/Contractual life (years)	7.3	8.3	9.3
Expected volatility	256.20%	241.20%	232.20%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	December 31,
	2018	2017	2016
Beginning balance	$1,729,111	$1,499,362	$162,736
Warrants issued to HLI	-	-	1,889,269
Warrants redeemed	-	-	(25,026)
Fair value change of the issued warrants included in earnings	(599,865)	229,749	(527,617)
Ending balance	$1,129,246	$1,729,111	$1,499,362

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2017	1,000,000	$2.20	0.49
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2017	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2018	1,000,000	$2.20

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

16.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016

Net loss attributable to the Company’s common shareholders
- from continuing operations	$(8,910,002)	$(5,136,434)	$(9,609,735)
- from discontinued operations, net of tax	-	-	(122,133)
Net loss attributable to the Company’s common shareholders	$(8,910,002)	$(5,136,434)	$(9,731,868)
Weighted average shares outstanding – Basic and diluted	17,617,416	17,312,586	10,422,765
Loss per share – Basic and diluted
- from continuing operations	$(0.51)	$(0.30)	$(0.92)
- from discontinued operations	-	-	(0.01)
Loss per share – Basic and diluted	$(0.51)	$(0.30)	$(0.93)

For the years ended December 31, 2018, 2017 and 2016, all the outstanding warrants and options were anti-dilutive.

17.	INCOME TAXES

United States

Breathcare was a limited liability company and was not subject to federal income tax; instead any income would be taxable to Breathcare’s sole owner. Moreover, as of June 30, 2017 (date of dissolution of Breathcare) and December 31, 2016, Breathcare was inactive and generated no revenue.

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

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009, 2012 and 2015, BDL updated its certification for “high technology” company. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2017, 2016 and 2015. In 2018, BDL did not pass the certification for “high technology” company, and therefore, is subject to a PRC income tax rate of 25% on its 2018 income.

The tax rate for LCL and BTL is 25%.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Benefit (provision) for income taxes consists of:

	Year Ended December 31
	2018	2017	2016
Current income taxes benefit	$-	$-	$95,870
Deferred income taxes provision	-	-	-
Total benefit for income taxes	-	-	95,870
Less: provision for income tax expenses from discontinued operations	-	-	(844)
Benefit for income taxes from continuing operations	$-	$-	$95,026

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	Years ended December 31,
	2018	2017	2016
Loss before provision for income tax and non-controlling interests	$(8,910,002)	$(5,136,434)	$(9,704,761)
PRC corporate income tax rate	25%	25%	25%
Income tax benefit computed at PRC statutory corporate income tax rate	(2,227,500)	(1,284,108)	(2,426,190)
Reconciling items:
Non-deductible expenses	1,063,668	597,189	691,298
Valuation allowance on deferred tax assets	1,163,832	686,919	1,734,892
Over-provision in prior years	-	-	(95,026)
Income tax benefit	$-	$-	$(95,026)

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Deferred taxes assets

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2018 and 2017 are presented below:

	2018	2017
Deferred tax assets
Net operating loss carried forward	$3,412,338	2,386,069
Valuation reserve	(3,412,338)	(2,386,069)
Deferred tax assets, non-current	$-	$-

As of December 31, 2018, the Company’s PRC subsidiaries had net operating loss carry forwards of $13,649,354, which will expire in various years through year 2023. Management believes it is more likely than not that the Company will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation reserve was provided against the full amount of the potential tax benefits.

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

18.	RELATED PARTY TRANSACTIONS AND BALANCE

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	During the years ended December 31, 2018, 2017 and 2016, the Company purchased inventory of $204, $3,760, and $497 from HLI, respectively.

(2)	On July 1, 2018, the Company leased office premises from HLI for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2018 were $39,942. As of December 31, 2018, the Company reported an outstanding rental payable of $42,223 to HLI.

(3)	On December 20, 2016, the Company entered into a $2 million loan agreement with DGHKT, one of HLI’s subsidiaries, with a fixed annual interest rate 3.5%. On December 30, 2016, the Company received the repayment of the loan and related interest in total of $2,002,110 from DGHKT.

(4)	On June 13, 2017, the Company entered into a $3 million loan agreement with DGHKT for a term of 6 months and with a fixed annual interest rate of 3.5%. Before December 31, 2017, the Company received the repayment of the loan and the related interest in total of $52,932 from DGHKT.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(5)	On June 13, 2018, the Company entered into a $6 million loan agreement with DGHKT for a term of 12 months and with a fixed annual interest rate of 3.5%. During the year ended December 2018, DGHKT repaid in cash totaled $549,192, and the Company earned interest of $161,384 from DGHKT.

As of December 31, 2018, the remaining loan balance of RMB35.6 million (equivalent to $5.2 million)(including accrued interest) was fully settled (Note 11).

(6)	On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of BDL from BTL, who terminated the VIE relationship with the Company and deconsolidated from the Company’s financial statements on July 31, 2016, for a purchase price of $146,032 or RMB920,000, which was paid in 2017.

(7)	Before the Company terminated the VIE agreement with BTL on July 31, 2016, the Company had various transactions with BTL. During the year ended December 31, 2016, the Company had the following transactions with BTL:

1.	The Company repaid loans of $69,253 or RMB460,151 in total to BTL, including various expenses paid by BTL on behalf of the Company and loans from BTL from prior years. Those loans were no interest free loans.

2.	The Company reported a technical support expense of $9,027 or RMB59,981 to BTL for its product maintenance.

3.	The Company leased an office space from BTL with an annual rental of $36,120 or RMB240,000. The leasing agreement had been terminated in 2016.

20.	CONCENTRATIONS

Major Customers

For the year ended December 31, 2018, two customers each accounted for approximately 16% and 13%, respectively, of the Company’s revenues from continuing operations. For the year ended December 31, 2017, two customers each accounted for approximately 44% and 12%, respectively, of the Company’s revenues from continuing operations. For the year ended December 31, 2016, one customer accounted for approximately 92% of the Company’s revenues from continuing operations.

For the year ended December 31, 2016, one customer accounted for approximately 92% of the Company’s revenues from discontinued operations.

No other customer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2016, 2017 and 2018.

Major Suppliers

For the year ended December 31, 2018, two suppliers each accounted for approximately 31% and 17%, respectively, of the Company’s purchases from continuing operations. For the year ended December 31, 2017, two suppliers each accounted for approximately 40% and 23%, respectively, of the Company’s purchases from continuing operations. For the year ended December 31, 2016, one supplier each accounted for 95% of the Company’s purchases from continuing operations.

For the year ended December 31, 2016, one supplier accounted for 94% of the Company’s purchases from discontinued operations.

No other suppliers accounted for more than 10% of the Company’s purchases for the years ended December 31, 2016, 2017 and 2018.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Revenues by categories

The following represents the revenues by categories, all derived from China:

	For the years ended December 31,
	2018	2017	2016
Categories
Product sales
Medical Devices	$221,414	$827,032	$1,305,372
Respiratory and Oxygen Homecare	-	-	5,956
Mobile Medicine (sleep apnea diagnostic products)	120,930	54,979	12,080,164
OSAS service (analysis and detection)	217,042	-	-
Total Revenues	559,386	882,011	13,391,492
Less: revenues from discontinued operations	-	-	(329,119)
Revenues from continuing operations	$559,386	$882,011	$13,062,373

20.	OTHER INCOME

	For the years ended December 31,
	2018	2017	2016
Gain on settlement of payables (a)	$18,736	$125,312	$-
Government subsidy	-	17,394	-
Exchange gain	5,964	-	68,436
Others	8	3,917	-
Total other income	$24,708	$146,623	$68,436

(a)	In 2014, the Company entered into a Morpheus software licence agreement with a third-party service provider for a total consideration of $200,000. The service has been provided and charged as selling expenses in 2016. As of December 31, 2016, an amount of $125,000 remained unpaid. In 2017, the service provider has agreed to waive its entitlement to the remaining balance and the accrued amount was written back as other income.

21.	OTHER EXPENSE

	For the years ended December 31,
	2018	2017	2016
Exchange loss	$-	$48,430	$-
Loss on disposal of equipment	232,171		-
Others	3,688	3,937	-
Total other expense	$235,859	$52,367	$-

22.	DISCONTINUED OPERATIONS

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Reconciliation of the Carrying Amounts of Major Classes of Net Income (Loss) from Operations to be Disposed Classified as discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$-	$-	$329,119

Costs of revenue	-	-	(338,110)

Gross loss	-	-	(8,991)

Service income	-	-	3,244
Service expenses	-	-	(5,497)
Selling expenses	-	-	(63,089)
General and administrative expenses	-	-	(43,703)
Provision for doubtful accounts	-	-	(32,321)
Impairment loss on intangible assets	-	-	(18,447)
Financial expenses	-	-	88
Other income	-	-	1,261
Other expenses		-	(275)
Provision for income tax expense	-	-	(844)
Loss on disposal of discontinued operations	-	-	(82,579)

Net loss from discontinued operations	$-	$-	$(251,153)

23.	SUBSEQUENT EVENTS

On January 24, 2019, Shenzhen JustDo Display Technology Co., Ltd. (“Shenzhen JustDo”) initiated an arbitration proceeding against BDL, claiming that BDL’s failure of payment for goods in 2018 constituted a breach of a purchase contract entered into by and between Shenzhen JustDo and BDL. Shenzhen JustDo assessed its claim at RMB513,684 ($74,712), plus interest since August 1, 2018. On February 21, 2019, BDL submitted a statement of defense, claiming that JustDo’s delay in delivery of goods constituted a breach of the purchase agreement, and the amount of purchase price payable to JustDo shall be determined according to the quantity of goods received. The Company believes the amount of purchase price payable to JustDo should be RMB235,524($34,245), and intend to continue to vigorously defend this proceeding.

As of December 31, 2018, the Company had recognized an account payable to Shenzhen JustDo of RMB 250,252 ($36,387).

On February 2, 2019, March 7, 2019 and April 8, 2019, the Company borrowed an aggregate unsecured amount of RMB1.17 million ($0.18 million) from HLI for a term of twelve months, with a fixed annual interest rate 8%.

On February 3, 2019, pursuant to a loan agreement the Company granted an unsecured loan of $0.06 million to DGHKT for a term of twelve months, with a fixed annual interest rate 3.5%.