Form 20-F/A
period 2018-12-31
Lianluo Smart Ltd
filed 2020-02-10
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-34661

LIANLUO SMART LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,
Changping District, Beijing, 102200 China
(Address of Principal Executive Offices)

Mr. Ping Chen, Chief Executive Officer
Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,
Changping District, Beijing, 102200 China
Tel: +86-10-89788107
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Common Shares, par value $0.002731 per share	LLIT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 17,806,586 shares of the registrant’s Common Shares outstanding, including 6,695,475 Class A Common Shares, par value $0.002731 per share and 11,111,111 Class B Common Shares, par value $0.002731 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐      Accelerated Filer ☐        Non-Accelerated Filer ☒       Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting	☐	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) is being filed by Lianluo Smart Limited (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission (the “Commission”) on May 15, 2019 (the “Original Filing”). The Company is filing this Amendment No. 1 to revise the disclosures of the Company’s Common Shares on the cover page of this Amendment No. 1 and include a consent of the Company’s former independent registered public accounting firm as Exhibit 15.1.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 15, 2019. Accordingly, this Amendment No.1 should be read in conjunction with the Original Filing and with the Company’s filings with the Commission subsequent to the Original Filing.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Amendment No. 1:

12.1	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certifications pursuant to Rule 13a-14(a) or 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Centurion ZD CPA & Co. (successor of Centurion ZD CPA Limited)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 10, 2020	Lianluo Smart Limited

/s/ Ping Chen
Ping Chen
Chief Executive Officer