Form 20-F
period 2019-12-31
Lianluo Smart Ltd
filed 2020-05-15
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Room 611, 6th Floor, BeiKong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

(Address of Principal Executive Offices)

Mr. Zhitao He, Chief Executive Officer

Room 611, 6th Floor, BeiKong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019): There were 17,806,586 shares of the registrant’s Common Shares outstanding, including 6,695,475 Class A Common Shares, par value $0.002731 per share and 11,111,111 Class B Common Shares, par value $0.002731 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2019

i

ii

EXPLANATORY NOTE

As previously disclosed on Lianluo Smart Limited’s (the “Company”) Form 6-K furnished on April 28, 2020, the filing of this annual report on Form 20-F for the period ended December 31, 2019 was delayed due to circumstances related to COVID-19 and its impact on the Company’s operations. Substantially all of the Company’s operating subsidiaries, employees and facilities are located in China which has been affected by the outbreak of COVID-19 since early 2020. During the first quarter of 2020, COVID-19 caused businesses and government agencies throughout China to suspend operations or operate with reduced workforce in shifts for limited periods of time. The COVID-19 pandemic has caused disruptions in the Company’s daily activities and impaired the Company’s ability to file the annual report by the original deadline of April 30, 2020. The Company relied on the SEC’s Order Under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465), to delay the filing of this annual report.

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“LLIT,” “we,” “us,” “our” and the “Company” are to the combined business of Lianluo Smart Limited and its subsidiaries;

●	“Lianluo Smart” are to Lianluo Smart Limited, a BVI company;

●	“Lianluo Connection” are to Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company;

●	“Beijing Dehaier” are to Beijing Dehaier Medical Technology Company Limited, a PRC company;

●	“Hangzhou Lianluo” are to Hangzhou Lianluo Interactive Information Technology Co., Ltd.;

●	“BTL” are to Beijing Dehaier Technology Company Limited, a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2019, 2018, and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	For the Years Ended December 31,
	2019	2018	2017	2016	2015

Revenues	$383,458	$559,386	$882,011	$13,062,373	$738,301
Costs of revenue	(743,744)	(757,901)	(1,655,970)	(17,179,060)	(1,094,124)

Gross loss	(360,286)	(198,515)	(773,959)	(4,116,687)	(355,823)
Service income	-	-	56,030	14,587	1,600,012
Service expenses	-	-	(1,289)	(21,130)	(1,234,257)
Selling expenses	(835,270)	(2,082,829)	(1,170,378)	(927,243)	(2,815,609)
General and administrative expenses	(2,593,808)	(3,675,465)	(3,192,030)	(4,183,775)	(4,089,592)
(Provision for) recovery from doubtful accounts	(13,011)	(22,229)	23,608	150,280	(8,544)
Impairment loss for intangible assets	-	(3,281,779)	-	-	-

Operating loss	(3,802,375)	(9,260,817)	(5,058,018)	(9,083,968)	(6,903,813)
Loss before provision for income tax and non-controlling interest	(4,450,994)	(8,910,002)	(5,136,434)	(9,704,761)	(6,710,848)
Income tax benefit	-	-	-	95,026	11,978

Net loss from continuing operations	(4,450,994)	(8,910,002)	(5,136,434)	(9,609,735)	(6,698,870)

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	-	-	(168,574)	(3,663,465)
Loss from disposal of discontinued operations, net of taxes	-	-	-	(82,579)	-
Net loss	(4,450,994)	(8,910,002)	(5,136,434)	(9,860,888)	(10,362,335)

Less: net loss attributable to non-controlling interest	-	-	-	(129,020)	(139,205)

Net loss attributable to Lianluo Smart Limited	$(4,450,994)	$(8,910,002)	$(5,136,434)	$(9,731,868)	$(10,223,130)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(166,892)	(515,477)	380,077	(567,162)	(461,548)

Comprehensive loss	(4,617,886)	(9,425,479)	(4,756,357)	(10,428,050)	(10,823,883)
-less comprehensive loss attributable to non-controlling interest	-	-	-	(230,838)	(189,670)

Comprehensive loss attributable to Lianluo Smart Limited	$(4,617,886)	$(9,425,479)	$(4,756,357)	$(10,197,212)	$(10,634,213)

Weighted average number of common shares used in computation
-Basic and Diluted	17,806,586	17,617,416	17,312,586	10,422,765	5,990,552

Net loss per share of common stock
-Basic and Diluted	$(0.25)	$(0.51)	$(0.30)	$(0.93)	$(1.71)

	December 31,
	2019	2018	2017	2016	2015

Balance Sheet Data:
Cash and cash equivalents	$22,834	$477,309	$6,809,485	$10,792,823	$615,517
Working (deficiency) capital	(1,555,999)	1,260,558	7,152,147	10,221,074	462,687
Total current assets	1,677,113	2,713,362	9,833,029	11,336,148	6,868,333
Total assets	2,333,953	5,698,670	15,563,108	16,552,137	13,875,247
Total current liabilities	3,233,112	1,452,804	2,680,882	1,115,074	6,405,646
Non-controlling interest	-	-	-	-	867,826
Total Lianluo Smart Limited shareholders’ (deficit) equity	(1,288,789)	3,116,620	11,153,115	13,937,701	6,439,039
Common shares	48,630	48,630	47,281	47,281	16,918
Total (deficit) equity	(1,288,789)	3,116,620	11,153,115	13,937,701	7,306,865

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our Class A Common Shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

The outbreak of the coronavirus may have a material adverse effect on our business and the trading price of our Class A Common Shares.

Our business has been adversely affected by the outbreak of coronavirus. The World Health Organization labelled the coronavirus outbreak a pandemic on March 11, 2020, after the disease spread globally. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of travel and gathering restrictions and other quarantine measures. Businesses in China have scaled back or suspended operations since the outbreak in December 2019. The coronavirus outbreak is currently having an indeterminable adverse impact on the global economy.

All of our operating subsidiaries are located in China. Substantially all of our employees and all of our customers and suppliers are located in China. From January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. Constrained by the epidemic, management and employees have been working from home to mitigate the impacts of operation disruptions caused by the coronavirus. As of the date of this annual report, we have resumed operations but at below normal levels. Medical check-up centers and hospitals in China that we have business relationships with have partially resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations. In addition, while our supply chains currently are not affected, it is unknown whether or how they may be affected if the pandemic persists for an extended period. We estimate that the coronavirus has made a material adverse impact on our operating results for the first quarter of 2020 and may adversely impact our revenue and results of operations for the fiscal year ending December 31, 2020.

In addition, fears of the economic impacts of the coronavirus have sparked share prices to fluctuate significantly recently. The volatility of share prices and across-the-market selloff may depress our share price, and moreover, adversely affect our ability to obtain equity or debt financings from the financial market.

Given the uncertainty of the outbreak, the spread of the coronavirus may be prolonged and worsened, and we may be forced to further scale back or even suspend our operations. As the coronavirus epidemic spreads outside China, the global economy is suffering a noticeable slowdown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

Our business is seasonal and revenues and operating results could fall below investor expectations during certain periods, which could cause the trading price of our Class A Common Shares to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we generally experience an increase in revenues in the period from March through May, and September through December. The increase in the fourth quarter is associated with hospital purchasing designed to extinguish governmental budgets prior to the fiscal year end. We believe that our first quarter performance will generally decline as a result of the lack of business conducted during the Chinese Lunar New Year holiday. To the extent our financial performance fluctuates significantly, investors may lose confidence in our business and the price of our Class A Common Shares could decrease.

We may fail to effectively develop and commercialize new products and services, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The sleep respiratory market is developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, short product life cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner the new and advanced products that our customers demand. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. In the future, we may be unable to offset the effect of declining average sales prices through increased sales volume and controlling product costs. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues that may affect the product’s continued commercial viability.

New sleep respiratory disorder related technology and relevant regulation could materially affect provision of our Obstructive Sleep Apnea Syndrome (“OSAS”) service to hospitals and medical centers. Development of our OSAS service business depends on our ability to decrease OSAS service-related device production cost and the relationship with hospital and medical center. It may take an extended period of time for us to decrease the cost of our new devices and to market our new devices. We may be unable to provide service to sufficient hospitals and medical centers, which could adversely affect our financial condition and results of operations and prospects.

We sell our products primarily to distributors, and our technical services are provided to hospitals and check-up centers; our ability to add distributors, hospitals and check-up centers will impact our revenue growth. Failure to maintain or expand our distribution network and network of hospitals and check-up centers would materially and adversely affect our business.

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

In the OSAS sector, starting from fiscal 2018 we provide technical services in relation to detection and analysis of OSAS. We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based services are also available in the medical centers of private preventive healthcare companies. We sign service agreements with public hospitals usually for a period of 1 to 3 years, and check-up centers usually for a period of one year or less, with the aim of provision of wearable sleep diagnostic products and cloud-based services and we charge a fixed technical service fee on a per user basis when our OSAS diagnostic services are provided to the user at medical centers and public hospitals. Our service revenue is dependent on the number of OSAS tests performed by each hospital/check-up center. The provision of these OSAS diagnosis services is still in its early stage and we may be required to invest more marketing efforts in order to build up and consolidate our partnership with hospitals and physical examination centers in China. We may terminate relationships with underperforming hospital/check-up center. The hospital/check-up may also terminate their relationship with us without penalty, and they may not renew their service agreement with us upon expiration.

Impacted by the COVID-19, from January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. As of the date of this annual report, we have resumed operations but at below normal levels. Medical check-up centers and hospitals in China that we have business relationships with have partially resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations. As a result, we estimate that the coronavirus has made a material adverse impact on our operating results for the first quarter of 2020. Any disruption in our distribution network and network of hospitals and check-up centers could have negative effects on our ability to market our products and services, which would in turn materially and adversely affect our business, financial condition and results of operations.

Although we do not own or control our distributors, the actions of these distributors may affect our business operations or our reputation in the marketplace.

Our distributors are independent from us, and as such, our ability to effectively manage their activities is limited. Distributors could take any number of actions that could have material adverse effects on our business. If we fail to adequately manage our distribution network or if distributors do not comply with our distribution agreements, our corporate image could be tarnished among end users, disrupting our sales. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws. The PRC government has increased its anti-bribery efforts in the healthcare sector in recent years to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our shares could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

We are highly dependent on our key personnel such as key executives.

We are highly dependent on the continued service of our key executives, including our chief executive officer, Mr. Zhitao He, and other key personnel such as Mr. Ping Chen, our founder and former chief executive officer. We have entered into standard three-year employment contracts, or where required by law, open-term employment contracts, with all of our officers and managers and other key personnel, and three-year employment contracts, or where required by law, open-term employment contracts with our other employees. These contracts prohibit our employees from engaging in any conduct or activity that would be competitive with our business during the term of their employment. Loss of any of our key personnel could severely disrupt our business. We may not be able to find suitable or qualified replacements and will likely incur additional expenses in order to recruit and train any new personnel.

In 2019, our PRC subsidiaries, namely Lianluo Connection and Beijing Dehaier, laid off a total of over fifty employees, due to a business downturn and the need of business restructuring. Notwithstanding, our future success depends on our ability to attract and retain skilled personnel and failure to do so could result in disruptions to our business and growth.

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

We face direct competition from both domestic and international competitors across all product lines and price points. Our competitors also vary by product. Currently, in China our competitors include publicly traded and privately held multinational companies. As we expand into international markets, we expect that our competitors will primarily be publicly traded and privately held multinational companies. We also expect to face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

●	greater financial and other resources;

●	larger variety of products;

●	more products that have received regulatory approvals;

●	greater pricing flexibility;

●	more extensive research and development and technical capabilities;

●	patent portfolios that may present an obstacle to our conduct of business;

●	greater knowledge of local market conditions where we seek to make our international sales;

●	stronger brand recognition; and

●	larger sales and distribution networks.

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

Some of our internationally based competitors may establish production or research and development facilities in China, while others may enter into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive branded products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our branded products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our branded products’ cost advantages.

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

Our distributors typically order our products on a purchase order basis. We project demand for our products based on rolling projections from our distributors, our understanding of anticipated hospital procurement spending, and distributor inventory levels. The varying sales and purchasing cycles of our distributors and other customers, however, makes it difficult for us to forecast future demand accurately.

If we overestimate demand, we may purchase more unassembled parts or components for our branded products than we require. If we underestimate demand, our third-party suppliers may have inadequate supply of parts or product component inventories, which would delay shipments of our branded products, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventory closely with our projected product needs and by, from time to time, deferring our purchase of components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs, we may fail to accurately forecast demand and coordinate our procurement to meet demand on a timely basis. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

Failure to effectively restructure our business could materially and adversely affect our business and prospects.

We experienced a business downturn in 2019 and terminated over fifty employees’ employment. Currently, we are making efforts to overcome such downturn by restructuring our business. Our business restructuring strategy includes strengthening our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the sleep respiratory market in China, and embarking on exports. Pursuing these strategies requires, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems; and

●	increased marketing, sales and support activities.

If we are not able to restructure our business successfully, we may not be able to overcome our business downturn, and our prospects would be materially and adversely affected.

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

Moreover, a material design, manufacturing or quality failure or defect in our branded products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Also, if these products are deemed by the authorities in China where we currently sell our branded products to fail to conform to product quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product, or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to assemble or sell violating and other products could be suspended or revoked.

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

Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. We do not have any commitment or agreement in place with regard to any such acquisitions at this time. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

●	the integration of new operations, services and personnel;

●	unforeseen or hidden liabilities;

●	the diversion of resources from our existing businesses and technologies;

●	our inability to generate sufficient revenue to offset the costs of acquisitions; and

●	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We may need additional capital in the future, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

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

We typically sell our branded products with standard warranty terms covering 12 months after purchase. Our branded product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our branded products.

If our security measures are breached or fail, and unauthorized access to a client’s data is obtained, our services may be perceived as not being secure, clients may curtail or stop using our services, and we may incur significant liabilities.

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

Our ability to deliver our Internet and telecommunications-based services is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center, bandwidth, and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. Any disruption in the network access, telecommunications, or co- location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide.

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

The internet industry is experiencing rapid technological changes. The future success of our cloud-based services will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

Our internal control over financial reporting is not effective and has material weaknesses.

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

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented or detected and corrected on a timely basis. The material weakness we identified is insufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. The implementation of our remedial initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations.

As a result, our business and financial condition, results of operations and prospects, as well as the trading price of our Class A Common Shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, which in turn, could subject us to potential delisting from the Nasdaq Capital Market on which our Class A Common Shares are listed, regulatory investigations or civil or criminal sanctions.

Risks Relating to Doing Business in China

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

While the PRC economy has grown more rapidly in the past 30 years than the world economy as a whole, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. In addition, since 2012, growth of the Chinese economy has slowed down. We cannot assure you that Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

Currently, there are no specific laws or regulations applicable to wearable medical products in China, which are instead subject to general laws applicable to medical products. If there are applicable government regulations in the future, it may create risks and challenges with respect to our compliance efforts and our business strategies.

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

Restrictions on currency exchange may limit our ability to receive and use our income effectively.

Lianluo Connection, our directly wholly-owned PRC subsidiary, is a foreign invested enterprise (FIE) under PRC laws, and substantially all of our sales are settled in RMB. Any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside of China or to make dividend or other payments in U.S. dollars. Although the conversion of RMB into foreign currency for current account transactions, such as interest payments, profit distributions, and trade or service related transactions, can be made without prior governmental approval, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell, or remit foreign currencies after providing valid commercial documents to certain banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, are subject to governmental approval in China, and requires companies to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign invested entities established in the PRC, or FIEs. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, all of our executive officers and most of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce U.S. courts’ judgments entered pursuant to the civil liability provisions of the U.S. federal securities laws against us, or our officers and directors most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. The recognition and enforcement of foreign judgments are provided for in the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements with the United States or British Virgin Islands that provide for the reciprocal recognition and enforcement of judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment, if they decide that the judgment violates basic principles of PRC law, sovereignty, national security, or public interest. It is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States against us or our officers and directors.

The PRC government exerts substantial influence over the manner in which business activities are conducted.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to taxation, product liability, healthcare, labor, property, privacy and other matters. We believe that our operations in China comply with, in material aspects, with all applicable legal and regulatory requirements. However, the central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our Class A Common Shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB. Appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to the exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited. We may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said reserve fund reach 50% of the company’s registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The State Administration of Foreign Exchange (SAFE) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

According to SAFE Circular 37, our shareholders or beneficial owners, who are PRC residents, are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. We have notified substantial beneficial owners of our Common Shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, it is uncertain how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which first became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006, and was subsequently amended in 2009. This regulation, among other regulations and rules, governs the approval process of a PRC company’s participation in an acquisition of assets or equity interests. Depending on the structure of the transaction, the regulation requires the PRC parties to make a series of applications and supplemental applications to the government agencies for approval of acquisition of assets or equity interests of another entity. In some instances, the application process may require a presentation of economic data concerning the transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess viability of the transaction. Government approvals will have expiration dates, by which a transaction must be completed and reported to the government agencies. Compliance with the regulation is likely to be more time consuming and expensive than it was in the past, and provides the government more controls over business combination of two enterprises.

The regulation also prohibits a transaction with an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, and requires consideration be paid within a defined period, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including the initial consideration, contingent consideration, holdback provisions, indemnification provisions, and provisions related to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our shareholders’ economic interests.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our future financings to make loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our future financings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our future financings, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

We have established a series of share incentive programs under which we issued share options to our PRC employees. In 2014, we created the “2014 Share Incentive Plan” which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024. The “2014 Share Incentive Plan” shall terminate on the tenth anniversary of its effective date on July 28, 2014 when the plan was approved by the shareholders of the Company. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our subsidiaries in China and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability to adopt additional equity incentive plans for our directors, officers and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by MOFCOM, the principle of substance-over-form should be applied and foreign investors are prohibited from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law. On November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises, or the Notice, also referred to as SAT Circular 82 (which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013). The Notice further interprets the application of the EIT Law and its implementation rules to Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management habitually reside in China. In addition, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of De Facto Management Bodies in January 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10%, when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by Chinese natural persons. It is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for the PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, which would materially reduce our net income. Second, a 10% withholding tax may be imposed on dividends we pay to our shareholders that are non-resident enterprises and with respect to gains derived by said shareholders from transferring our shares. Finally, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of our shares by such shareholders may be subject to PRC tax at a rate of 20%, if such income is deemed to be from PRC sources.

If we were treated as a “resident enterprise” by the PRC tax authorities, we would be subject to taxation in both the U.S. and China, and we may not be able to claim our PRC tax as a credit to reduce our U.S. tax.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest charges. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties such as distributors, and make almost all of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company to government officials or political parties, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for FCPA violations committed by companies in which we invest or that we acquire.

Since substantially all of our operations are located in China, information about our operations is not readily available from independent third-party sources.

Since Lianluo Connection and Beijing Dehaier are based in China, our shareholders outside China may have greater difficulty in obtaining information about them on a timely basis than local shareholders of a U.S.-based company. Lianluo Connection’s and Beijing Dehaier’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than Lianluo Connection and Beijing Dehaier themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies may not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders may have to be dependent upon management for reports of our PRC subsidiaries’ progress, development, activities and expenditure of proceeds.

Our auditors, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China, are not permitted to be inspected by the U.S. Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firms issue the audit reports included in this Annual Report filed with the SEC. As auditors of companies that are traded publicly in the U.S., our public accounting firms are registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”). They are required by U.S. laws to be regularly inspected by the PCAOB to assess their compliance with the U.S. laws and professional standards.

Our operations, however, are mainly located in the PRC, a jurisdiction where PCAOB is currently not able to conduct inspections without the approval of PRC authorities. Our auditors, like other independent registered public accounting firms operating in China, are currently not subject to inspection by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

On November 18, 2016, the PCAOB issued its 2016 to 2020 Strategic Plan on improving the quality of the audit for the protection and benefits of investors, which revised the plan to update initiatives relating to the PCAOB’s new standard-setting process, planning for and adopting a permanent broker-dealer inspection program, inspecting firms located in China, audit quality indicators, monitoring and developing reports related to independence and the business model of the firms, and business continuity. This may eventually improve PCAOB’s ability to conduct inspections of independent registered public accounting firms operating in China.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price, and reputation. It could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies or lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located has conducted any due diligence on our operations, or reviewed or passed upon the accuracy and completeness of any of our disclosures.

Since we are regulated by the SEC, our reports and other filings with the SEC are subject to SEC’s review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike publicly traded companies whose operations are located primarily in the United States, substantially all of our operations are located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the SEC staff to overcome the geographic and cultural obstacles, when they review our disclosures. Such obstacles are not present for similar companies whose operations and business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosures and public announcements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosures in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public announcements with the understanding that no local regulator has done any due diligence on our company and that none of our SEC reports, other filings, or any of our other public announcements has been reviewed or otherwise been scrutinized by any local regulator.

Risks Relating to Our Shares

If we fail to regain compliance with NASDAQ Listing Rules within the time limits, we may be delisted from the Nasdaq Capital Market, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

Our Class A Common Shares are traded and listed on the Nasdaq Capital Market under the symbol of “LLIT.” On September 11, 2019, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market LLC notifying the Company that the minimum bid price per share for its common shares had been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer met the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The Company was granted a compliance period of 180 days, or until March 9, 2020 to regain the compliance.

On January 2, 2020, the Company received another notification letter from the Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market LLC notifying the Company that it no longer complied with the minimum of $2.5 million in stockholders’ equity for continued listing on The Nasdaq Capital Market under Nasdaq’s Listing Rule 5550(b)(1) and that the Company also did not comply with either of the two alternative standards of Listing Rule 5550(b), the market value standard and the net income standard. The Company thereafter submitted a plan to regain compliance with Nasdaq’s applicable listing standards. On March 10, 2020, in consideration of the Company’s recent three financings, from which the Company received gross proceeds of approximately $8.08 million, the Nasdaq Listing Qualifications Staff determined that the Company complies with the stockholders’ equity requirement set forth in Listing Rule 5550(b)(1). On the same date, given that except the minimum bid price requirement, the Company met all other applicable requirements for initial listing on The Nasdaq Capital Market, the Nasdaq Listing Qualifications Staff recognized the Company’s intention of curing the bid price deficiency by effecting a reverse stock split, and granted a second compliance period of 180 days, or until September 8, 2020, to regain compliance. The second compliance period was thereafter extended to November 20, 2020 by the Nasdaq Stock Market LLC per SR-NASDAQ-2020-021. However, if the Nasdaq Listing Qualifications Staff determined that the Company fails to evidence compliance upon filing this annual report on Form 20-F for the year ended December 31, 2019 or fails to regain compliance with respect to the minimum bid price requirement within the second grace period, the Company’s Class A Common Shares may be subject to delisting. If the Company receives a delisting notice from NASDAQ, we will have the opportunity to appeal that decision to a Hearings Panel of Nasdaq. If we decide not to appeal or fail in the appeal, our Class A Common Shares will be subject to delisting.

If our Class A Common Shares lose their status on Nasdaq Capital Market, they would likely be traded in the over-the-counter markets, including Pink Sheets market. As a result, selling our Class A Common Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our Class A Common Shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our Class A Common Shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our Class A Common Shares. Such delisting from NASDAQ and continued or further declines in our Class A Common Share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our Class A Common Shares to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on NASDAQ. The market price of our Class A Common Shares is currently below $5.00 per share. Therefore, if we were to be delisted from NASDAQ, our Class A Common Shares will become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our Class A Common Shares. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

Our stock price is highly volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our Class A Common Shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our Class A Common Shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	changes in financial estimates by us or by any securities analysts who might cover our shares;

●	speculations about our business in the press or the investment community;

●	significant developments relating to our relationships with our customers or suppliers;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industries;

●	customer demand for our products;

●	investor perceptions of our industry in general and our company in particular;

●	the operating and stock performance of comparable companies;

●	general economic conditions and trends;

●	major catastrophic events;

●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	changes in accounting standards, policies, guidance, interpretation or principles;

●	loss of external funding sources;

●	sales of our Class A Common Shares, including sales by our directors, officers or significant shareholders; and

●	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in December 2018, major stock indexes fell precipitously, with major stock averages recording their worst December performance since 1931. In particular, the S&P 500 Index fell approximately 9% from December 1, 2018 to December 31, 2018. These market fluctuations may adversely affect the price of our Class A Common Shares and other interests in our company at a time when you want to sell your interest in us.

Our dual class structure concentrates a majority of voting power in our majority shareholder, Hangzhou Lianluo, which is the sole holder of our Class B Common Shares.

On June 8, 2017, we re-classified and re-designated our common shares into Class A Common Shares and Class B Common Shares. Our Class B Common Shares have ten votes per share, and our Class A Common Shares have one vote per share. Because of the ten-to-one voting ratio between our Class B and Class A Common Shares, the holders of our Class B Common Shares collectively continue to control a majority of the combined voting power of our common shares and therefore are able to control all matters submitted to our shareholders for approval. The sole holder of such Class B Common Shares is Hangzhou Lianluo, an entity controlled by our Chairman of Board of Directors and Chief Executive Officer. Hangzhou Lianluo owns 11,111,111 of our Class B Common Shares issued and outstanding, representing approximately 86.3% of the voting power of our common shares. In addition, we issued warrants to purchase up to 1,000,000 Class B Common Shares to Hangzhou Lianluo with no expiration date. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our shares that you may feel are in your best interest as one of our shareholders.

Future transfers by holders of Class B Common Shares will generally result in those shares converting to Class A Common Shares, subject to limited exceptions. Each Class B Common Share is convertible into one Class A Common Share. The conversion of Class B Common Shares to Class A Common Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Common Shares who retain their shares in the long term.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume for our shares could decline.

The trading market for our Class A Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Common Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Common Shares to decline.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors our board deems relevant.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, aim to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI, and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the BVI Business Companies Act (as amended), or the BVI Act, and by the common law of the BVI Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders. Such matters differ from those that would apply, had we been incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as vigorous in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI corporation, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, or sale of assets, property, business or securities of the corporation which sale is subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum and Articles of Association without shareholders’ approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our Class A Common Shares at a premium over then market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal name of the Company is Lianluo Smart Limited. The Company was incorporated in the BVI on July 22, 2003. Our principal executive office is located at is Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China. Our telephone number is (+86) 10-89788107.

Corporate History

On July 5, 2001, BTL, a PRC company, was founded to develop and distribute medical devices. BTL previously leased some of its property to us and provided certain transportation and repair services to medical devices for which we were not obligated to perform warranty services, either because the warranty expired or because the product was sold by another company. BTL served as the domestic partner to our joint venture pursuant to which we, a British Virgin Islands company, now own 100% of Beijing Dehaier, a PRC company in the medical device business. At the time of the formation of the joint venture, foreign enterprises were not permitted to own such companies without PRC partners.

In 2003, in order to continue to grow our business, BTL engaged in a corporate restructuring. As a result of those actions, Lianluo Smart and Beijing Dehaier were established, and we created the holding company structure.

Lianluo Smart was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003 under the name “De-Haier Medical Systems Limited”. We changed this name to “Dehaier Medical Systems Limited” on June 3, 2005, and to “Lianluo Smart Limited” on November 21, 2016. Lianluo Smart is a holding company. Lianluo Smart does not conduct business in China and instead relies on Beijing Dehaier and Lianluo Connection to conduct business in China.

On September 24, 2003, we established Beijing Dehaier. Beijing Dehaier conducted a substantial portion of our operations in China and is responsible for generating a substantial portion of our revenues. Beijing Dehaier was formed as a joint venture between a Chinese entity, BTL, and a foreign invested enterprise, Lianluo Smart, in order to allow foreign investments to be used to grow our business. Because Beijing Dehaier is engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to have foreign investments and to be established as a Chinese-foreign equity joint-venture. This structure allowed Beijing Dehaier access to foreign capital that would not have been available outside of this structure.

Beijing Dehaier has been focused on the development and distribution of medical devices since its inception and began developing its respiratory and oxygen homecare business in 2006.

On April 22, 2010, we completed an initial public offering of 1,500,000 common shares. The offering was completed at an issuance price of $8.00 per share. Prior to the offering, the Company had 3,000,000 issued and outstanding shares, and after the offering, the Company had 4,500,000 issued and outstanding shares.

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share. The offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million, not including any proceeds from warrant exercises. The warrants were exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and were to expire forty-two months from the date of issuance. On April 21, 2016, we entered into warrant repurchase agreements with the holders of these warrants and the placement agent involved in the offering, pursuant to which we agreed to repurchase 293,880 warrants for cash payments equal to $3.80 per share underlying the warrants. We completed the repurchase of the warrants on June 2, 2016, and as of the date of this report, all of such warrants have been cancelled.

On January 14, 2016, we completed an acquisition of 0.8% equity interest of Beijing Dehaier from BTL. The Company now holds 100% of the equity interest of Beijing Dehaier. This change reflected BTL’s reduced reliance on business with Beijing Dehaier in providing repair and maintenance services. Upon the execution of the Loss Absorption Agreement Termination (“VIE Termination”) described further below, we stopped all business activities with BTL as well.

On February 1, 2016, our Board of Directors approved the formation of a wholly owned subsidiary, Lianluo Connection, in Beijing, and thereafter, we finished the related procedures and established Lianluo Connection on June 20, 2016. Lianluo Connection aims at the development of wearable medical devices and mobile medical products, as well as the provision of relevant technical services.

On February 22, 2016, we discontinued part of our medical devices business, including assembly and sales of X-ray machines and anesthesia machines, monitoring devices, general medical products, and oxygen generators.

On April 28, 2016, we entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo to sell 11,111,111 of our common shares to Hangzhou Lianluo for an aggregate purchase price of $20 million. The purchase price was $1.80 per share, which represented a 35% premium to the closing price of our common shares of $1.33 on April 27, 2016. We completed our first closing under the SPA on June 2, 2016, pursuant to which we sold 620,414 common shares for an aggregate purchase price of $1,116,744. On June 28, 2016, we entered into Amendment No. 1 to the SPA to extend the closing date from June 30, 2016 to September 30, 2016. On August 18, 2016, we closed the SPA, and completed the sale of an aggregate of $20 million of our common shares and warrants to purchase common shares.

On July 31, 2016, Beijing Dehaier entered into the VIE Termination with the BTL. According to the VIE Termination, the Loss Absorption Agreement (the “VIE Agreement”), among Beijing Dehaier, BTL and its shareholders Ping Chen, Bao Xian, Weibing Yang, Jian Sun, Zheng Liu and Yong Wang dated as of March 3, 2010, was terminated effective July 31, 2016. There is no relationship between BTL and us, and our other subsidiaries after the effectiveness of the VIE Termination.

On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

On June 8, 2017, the Company held the Annual General Meeting to approve the Company’s amended and restated Memorandum and Articles of Association in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each.

On February 14, 2020, we consummated a registered direct offering of 2,590,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 2,590,000 Class A Common Shares with certain accredited investors. The purchase price per Class A Common Share in the registered direct offering was $0.85. The warrants sold in the concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.85 per share, which was thereafter adjusted to $0.6239, subject to full ratchet anti-dilution protection. On February 25, 2020, we consummated a second registered direct offering of 3,500,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 3,500,000 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in the second registered direct offering was $0.70. The warrants sold in the second concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.70 per share, subject to full ratchet anti-dilution protection. On March 2, 2020, we consummated a third registered direct offering of 4,900,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 4,900,000 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in this registered direct offering was $0.70 per share. The warrants sold in the third concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.70 per share, subject to full ratchet anti-dilution protection. In accordance with the securities purchase agreements under which we conducted the above three registered direct offerings and concurrent private placements, we filed a registration statement on Form F-1 on March 24, 2020 to allow the accredited investors to offer the Class A Common Shares issuable upon the exercise of the warrants purchased by such investors in the foregoing private placements.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report:

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Principal Capital Expenditures and Divestitures

In 2019, we obtained short-term loans of $942,500 from Hangzhou Lianluo, which constitutes our main method of financing. For the year ended December 31, 2019, our total capital expenditures and divestitures were $0. For the year ended December 31, 2018, our total capital expenditures and divestitures were $0.8 million and $0, respectively. For the year ended December 31, 2017, our total capital expenditures and divestitures were $0.04 million and $0, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets.

B. Business Overview

General

In 2019, we continued to scale down our operations, and we have discontinued, as appropriate, our unprofitable traditional medical equipment business. We currently focus on the development, production and marketing of our sleep respiratory analysis system and cardiopulmonary resuscitation (“CPR”) device.

We have developed and distributed medical devices, focusing primarily on sleep respiratory solutions to the Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. We provide users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. Since fiscal 2018, we have been providing examination services to hospitals and medical centers through our developed medical wearable devices. Doctors are able to refer to examination results provided by the device in making diagnoses regarding OSAS. We have established cooperation with a number of medical check-up centers in China, to reach and serve their clients. The spread of COVID-19 has caused all hospitals and check-up centers that we have business relationships with to suspend business in February 2020 and, as a result, restricted our rendering of service. Since March, these hospitals and check-up centers have gradually resumed operations and our service has been gradually recovering as well.

We design, develop and market our own branded medical products and medical components. We presently concentrate on wearable sleep respiratory devices and hold five design patents related to sleep respiratory analysis system and a sleep respiratory analysis software copyright in China.

Our Products and Services

Our Proprietary Products

Our proprietary product is wearable sleep respiratory devices which are mainly used for hospitals, sleep centers, physical examination centers and for individuals used at-home. Our management believes that our proprietary products, which are generally more convenient and effective and less expensive than products from other competitors, tend to be more attractive to hospitals and healthcare facilities and other end-users for whom effectiveness and price are the significant factors in deciding whether to use our products.

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

Lean Business Model with Manufacturing Outsourcing

After our research and development team designs the technical specifications and computer models for our proprietary products, we typically work with an independent contractor to fabricate working prototypes before we commence with the production run of a product. We test prototypes to confirm that they operate as expected and with the quality we require. During the prototyping process, we apply for CFDA approval as necessary. Once both of these processes are completed, we commission a production run of components for incorporating into our proprietary products.

We now operate on a lean business model with all the manufacture of our products outsourced to third-party producers in China and closed our assembly facilities in 2018. We depend on product manufacturing and logistical services provided by external vendors. All of our proprietary products are manufactured by a variety of third-party manufacturers. While these arrangements may lower operating costs, they also reduce our direct control over production. It is uncertain what effect such diminished control will have on the quality or quantity of products or services, or on our flexibility to respond to changing conditions.

Proprietary Rights for Our Proprietary Products

We own a portfolio of intellectual property rights in China in connection with our past and present product offerings. Under the Dehaier brand, we have been granted a total of 12 patents, including 4 practical patents and 8 design patents. Under the Lianluo Connection brand, we have been awarded a total of 12 software copyrights for our Continuous Positive Airway Pressure (CPAP) devices (5), Sleep Diagnosis System (1), air compressors (1) and others (5). Moreover, we possess proprietary technology and know-how in design and engineering. We have not filed for any patent protection outside of China. To protect our brand name recognition, we have registered the brand name “Dehaier” for trademark protection in China.

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

As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademark against any unauthorized use by a third party.

Our Distributed Products

As of 2019, we have terminated the business of distributing products for international third parties, and instead, focused on our proprietary products.

Our agency agreement with Timesco Healthcare Ltd. (“Timesco”), pursuant to which we served as a distributor for Timesco in China for laryngoscopes, terminated in February 2019.

Our Services

In the OSAS sector, starting from fiscal 2018 we provide technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (OSAS). We focused on the promotion of sleep respiratory solutions and services in public hospitals. Our wearable sleep diagnostic products and cloud-based services are also available in the medical centers of private preventive healthcare companies in China.

As of the date of this report, we have partnered with 23 hospitals, 25 distributors and 16 check-up centers over 32 cities across China, such as Beijing, Tianjin, Nanjing, Jinan and Hangzhou, for the sales of medical equipment and provision of OSAS diagnostic services.

We sign service agreements with public hospitals usually for a period of 3 years, and check-up centers usually for a period of one year or less, with respect to the provision of wearable sleep diagnostic products and cloud-based services and we charge a fixed technical service fee on a per user basis when our OSAS diagnostic services are provided to the user at medical centers and public hospitals.

We seek to partner with more hospitals and check-up centers across China and to enlarge the scope of OSAS diagnostic services that we are able to provide in order to solidify our market position in this area and drive our revenue growth.

Our Service Centers

We maintain a customer service center in Beijing for technical support and repair. We staff our customer service center with senior technical support engineers who provide preliminary support. Our engineers attempt to quickly diagnose and assist in repairing problems over the phone or determine whether a service visit to the customer’s premises is necessary. In some instances, our engineers will provide on-site operating guidance and repair service. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction.

Customers

We have three categories of customers: (i) distributors, (ii) hospitals and physical examination centers, and (iii) others to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis.

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 52% of our total revenues are to distributors. We have contractual distribution relationships with approximate 25 independent distributors. We do not own, employ or control these independent distributors.

Hospital and physical examination centers customers. Our hospital customers primarily consist of hospitals and private physical examination centers. We also refer to these customers as our “Key Accounts.” Currently, we primarily provide sleep respiratory apnea analysis products and cloud-based services to hospital customers and we charge a fixed technical service fee on a per user basis. To obtain orders from such hospital customers, we sometimes enter into a bidding process where medical equipment companies compete through a state-owned bidding agent.

Dependence on Major Customers. For the years ended December 31, 2019, 2018 and 2017, approximately 36%, 29% and 56% of the Company’s total revenues, respectively, were received from two largest customers for continuing operations.

Dependence on Major Suppliers. For the years ended December 31, 2019, 2018 and 2017, purchases from two largest suppliers for continuing operations were approximately 100%, 48% and 63% of the total purchases, respectively.

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

We believe our competitive position in China varies depending on the product in question. While we are a much smaller company overall than, for example, General Electric, Siemens or Philips and are unable to offer the range or depth of products each of those companies offers, we believe our market position is favorable in several segments. The following charts provide our marketing department’s estimations of our primary competitors by product, as to our proprietary products:

Proprietary Product	Primary Competitors in China	Lianluo Smart’s Estimated Competitive Position*
DHR 998 and diagnosis products	Foreign companies such as Philips Respironics, ResMed, and Covidien; Chinese companies like Oranger (Tianjin)	Greater than average
CPR	No major competitors	Average

*	A “greater than average” position indicates Lianluo Smart estimates its competitive position in the top third of all competitors. “Average” indicates Lianluo Smart estimates its competitive position in the middle third of all competitors. “Smaller than average” indicates Lianluo Smart estimates its competitive position in the bottom third of all competitors.

As we expand into international markets, our competitors will include publicly traded and privately held multinational companies such as Philips Respironics and ResMed. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at lower prices. We will also face competition in international sales from companies that have local operations in the markets in which we sell our proprietary products. We believe that we can compete successfully with these companies by offering high quality proprietary products at comparable prices.

Sales and Marketing

We have a professional sales team of 7 personnel as of December 31, 2019. Our sales team is divided by geographic region and type of customer. Our sales personnel promote our products in various regions by selling our products to distributors and corporate customers. We always deliver our products after receiving payment from distributors and settle with our corporate customers pursuant to the term of contract, which generally ranges from 3 to 7 months. Additionally, we provide sleep respiratory apnea analysis services to hospitals and physical examination centers. We require settlement of these service fees on a monthly basis. We attend conferences held by hospitals and medical organizations in various regions on a regular basis. We also set booths to display and promote our products and services to ensure and improve effectiveness of our sales and marketing activities.

China’s medical device market currently features a significant number of small distributors. For example, China is currently investing heavily in health care nationwide; however, money for healthcare is currently unevenly distributed. There are a number of large hospitals that have significant resources and a number of rural clinics that have extremely limited budgets. We are also able to supply our proprietary products and serve clinics with limited budgets at affordable prices.

We have confidence on our well-established distribution channels and market presence. As of the date of this report, we have partnered with 25 dealers and distributors, 23 hospitals, 16 check-up centers over 32 cities across China. We compete with other companies by offering effective, convenient and most competitively priced products and services to customers. We are also continuing our research and development on the sleep respiratory field and continue to seek cooperation and merger and acquisition opportunities for state-of-the-art technologies and products in the worldwide. Furthermore, being a Nasdaq-listed company has helped to build our brand image and reputation with potential customer and business partners.

Seasonality

We generally experience an increase in revenues and tests during March through May and September through December. This is in part because people tend to have physical check-ups during these months. Our first quarter performance generally declines as a result of fewer business activities during the Chinese New Year Holiday.

Regulation

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

We have a single assembly permit, which covers all products we assemble and is scheduled to expire on January 30, 2023. We may not apply to renew our assembly permit upon its expiration, because we have shifted to a lean business model, and currently, outsource all of our products production.

Distribution License

A manufacturer or distributor must obtain a distribution license to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. Beijing Dehaier’s distribution license was last renewed on April 3, 2015, and Lianluo Connection’s distribution license was last renewed on August 29, 2018. If we are unable to renew any of our permits before their respective expiration dates, we could lose our ability to distribute medical devices until the situation is rectified.

Registration Requirement for Medical Devices

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

The following table discloses the current registration expiration dates for the products we currently sell. In the past we have been able to renew our registration upon expiration. It is the obligation of the producer of the product to seek registration and any renewals. We are responsible for registering our proprietary products but must rely on the suppliers of other products to seek registration for those products where we sell or use non-proprietary products in the assembly of our products.

Product Type	Product Model	Expiration Date
Abdominal pressure cardiopulmonary resuscitation (CPR) instrument	CPR-LW1000	December 20, 2020
DHR998 Plus (sleep respiratory diagnosis instrument)	DHR998 Plus	July 17, 2023

Continuing CFDA Regulation

We are subject to continuing regulation by the CFDA. In the event of a significant modification to an approved medical device, its labeling or production process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:

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

We are also subject to inspection and market surveillance by the CFDA to determine compliance with regulatory requirements. If the CFDA finds us in violation of its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

●	fines, injunctions and civil penalties;

●	recall or seizure of our products;

●	the imposition of operating restrictions, partial suspension or complete shutdown of operations; and

●	criminal prosecution.

Regulations Relating to Foreign Ownership in the Medical Device Industry

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. Foreign investment in the business of manufacturing or import of medical devices falls outside the Negative List but needs to obtain certain permits.

On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which took effect on January 1, 2020, replacing the Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the PRC, was issued by the State Council and came into force on January 1, 2020. The new Foreign Investment Law of PRC, by legislation, officially adopted the administration model of the negative list for foreign investment. A foreign investor can invest in a field where foreign investment is not prohibited according to the Negative List, as amended. To invest in a field that requires certain licenses to enter (the License Entry Class), a foreign investor shall apply to relevant administrative agencies and such agencies shall make a decision whether to grant entry according to laws and regulations.

Our PRC subsidiaries, Lianluo Connection and Beijing Dehaier, have been granted necessary permits and licenses by relevant agencies to develop, manufacture, import and sell Class II and Class III medical devices.

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2019 revision, effective November 1, 2019) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014, are the main regulations protecting registered trademarks. The Trademark Office under the SAIC administrates the registration of trademarks on a “first-to-file” basis and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001 and 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The Patent Law of the PRC was adopted by NPCSC in 1984 and amended in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years for an invention and a term of ten years for a utility model or design, commencing on the application date. Subject to limited exceptions provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or otherwise the use will constitute an infringement of the rights of the patent holder.

The MIIT, promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures, on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party.

Regulations Related to Employment

The PRC Labor Law and the Labor Contract Law require that employers execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended, effective since July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments of such contributions are unlawful. The employer shall make the housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies which violate the above regulations and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated time limit. Those who fail to complete their registrations within the designated period shall be levied a fine ranging from RMB 10,000 to RMB 50,000. When companies breach these regulations and fail to pay housing provident fund contributions in full amount that are due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further petition a People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of inbound foreign direct investment and outbound overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) at the enterprise’s discretion, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiaries. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We have established a series of share incentive programs under which we issued share options to our PRC directors, officers, and employees. In 2014, we created the “2014 Share Incentive Plan” which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024. The “2014 Share Incentive Plan” shall terminate on the tenth anniversary of its effective date of July 28, 2014, the date when the plan was approved by the shareholders of the Company. We have advised the recipients of awards under our share incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from Lianluo Connection, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of Lianluo Connection to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Relating to Doing Business in China——Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the SASAC, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. See “Risk Factors—Risks Relating to Doing Business in China—We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which first became effective on September 8, 2006.”

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. The PRC State Council promulgated the Implementation Rules of the Enterprise Income Tax Law on December 6, 2007, which became effective on January 1, 2008 and was partially amended on April 23, 2019. According to Enterprise Income Tax Law and its Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC (as well as four conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019 between the China mainland and Hong Kong), such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiaries by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiaries at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares. Dividends paid to non-PRC individual shareholders and any gain realized on the transfer of equity by such shareholders may be subject to PRC tax at a rate of 20%, if such income is deemed to be from PRC sources. See “Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors—Risks Relating to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the Ministry of Finance, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Plan of Replacing Business Tax with Value-Added Tax in an All-round Manner, issued on March 23, 2016, took effect on May 1, 2016. Pursuant to the Pilot Plan and the subsequent Notice, VAT at a rate of 6% is applied nationwide to revenue generated from the provision of certain modern services in lieu of the prior Business Tax.

According to Provisions in the Notice on Adjusting the Value Added Tax Rates, or the Notice, issued by the State Administration of Taxation and the Ministry of Finance, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time. Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC on Relevant Policies for Deepening the Value-Added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9%.

Other National and Sub-National Level Laws and Regulations in China

Beyond those laws and regulations, we consider material to our business, we are subject to other regulations and laws administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

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

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plant and Equipment

We are headquartered and our executive office is located at Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China. The following is a description of our properties, which we lease from third parties:

Use	Address	Rental Term Expiration	Space
Principal Executive Office	Lianluo Smart Limited Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, China	November 30, 2020	1,172 square feet

Storage Facility	Lianluo Connection Room 10, Negative Level 1, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, China	December 16, 2020	323 square feet

Offices	Lianluo Connection Rooms 611, 612, 618, 619, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, China	November 30, 2020	4,689 square feet

Storage Facility	Beijing Dehaier 2th Floor, Building 2 East, No. 28 Zhenxing Road, Changping District, Beijing, China	November 19, 2020	6,148 square feet

At our offices, material tangible assets consist of general office equipment as well as equipment used in research & development. We believe that our current facilities are adequate to meet our ongoing needs and that, and we will be able to obtain additional facilities on commercially reasonable terms, if additional space is required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Overview

Our Company’s business of product sales is divided into two parts: (i) medical products such as CPR instruments; (ii) mobile medicine, primarily wearable sleep respiratory solution for OSAS. For the years ended December 31, 2019, 2018 and 2017, our total revenues from product sales from continuing operations amounted to approximately $0.21 million, $0.34 million, and $0.88 million, respectively.

Since 2018, we started to earn service revenue from provision of technical services in relation to detection and analysis of OSAS. We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of private preventive healthcare companies in China. For the years ended December 31, 2019 and 2018, our total service revenues generated from provision of OSAS diagnostic services amounted to approximately $0.17 million and $0.22 million, respectively.

Our revenues are subject to value added tax (“VAT”) and sales returns. We deduct these amounts from our gross revenue to arrive at our total revenue. Our net loss attributable to the Company for the years ended December 31, 2019, 2018 and 2017 was approximately $4.45 million, $8.91 million, and $5.14 million, respectively.

We discontinued since 2016, as appropriate, the unprofitable medical device businesses, including assembly and sales of X-ray machines, laryngoscope, anesthesia machines, the first-generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. Only a few potentially profitable businesses such as sales of CPR instruments have continued. Our corporate and business restructuring plan aims to concentrate our Company’s resources to develop our mobile health business, including wearable sleep respiratory device business.

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

Although our sleep respiratory business is still in its early stage, we anticipate that it can be a key growth driver for our Company in the foreseeable future. During the years 2019 and 2018, we have intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, which have become our distribution channels.

We have continued to establish relationships with pilot hospitals to deliver our wearable solutions and products for OSAS, driving the market growth in the hospitals in the regions where the pilot hospitals are located, which helped to push forward our strategic market expansion for public hospitals. So far, wearable diagnosis and analysis systems for OSAS have been successfully delivered to certain major hospitals in China. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our target is to gradually promote our business from sleep centers, respiratory departments, and Ear/Nose/Throat (E.N.T.) departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes and strokes.

We have also targeted the private physical examination centers market. We have established strong cooperation with many China’s large medical check-up centers, such as Meinian Hospital, Ciming Hospital and Sonqao Health Checkup Institution’s high-end physical examination center, to reach and serve their clients. The number of customers for sleep diagnostic services has been stable and we are making efforts to improve the market acceptance of our products and services.

In addition, we may explore the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. In the long run, we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis under their insurances. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become a leading domestic product and service provider in this market.

Our revenue for the fiscal year 2019 decreased by $0.18 million compared to that for the fiscal year 2018. Starting from 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers. However, the provision of these OSAS diagnosis services is still in its early stage and we may need to invest more marketing efforts in order to build up and consolidate our partnership with hospitals and physical examination centers in China.

	For the Years Ended December 31,
	2019	2018	2017

Revenues	$383,458	$559,386	$882,011

Costs of revenue	(743,744)	(757,901)	(1,655,970)
Gross loss	(360,286)	(198,515)	(773,959)

Service income	-	-	56,030
Service expenses	-	-	(1,289)
Selling expenses	(835,270)	(2,082,829)	(1,170,378)
General and administrative expenses	(2,593,808)	(3,675,465)	(3,192,030)
(Provision for) recovery from doubtful accounts	(13,011)	(22,229)	23,608
Impairment loss for intangible assets	-	(3,281,779)	-
Operating loss	(3,802,375)	(9,260,817)	(5,058,018)

Financial (expenses) income	557	(37,899)	57,077
Other income (expense), net	(32,227)	(211,151)	94,256
Unrealized loss on marketable securities	(1,356,565)	-	-
Change in fair value of warrants liability	739,616	599,865	(229,749)
Net loss	(4,450,994)	(8,910,002)	(5,136,434)

Net loss attributable to Lianluo Smart Limited	$(4,450,994)	$(8,910,002)	$(5,136,434)

Comprehensive loss attributable to Lianluo Smart Limited	$(4,617,886)	$(9,425,479)	$(4,756,357)

Recent Developments

[1] COVID-19

The ongoing coronavirus pandemic that first surfaced in China and is spreading throughout the world has had a material adverse effect on our business. All of our operating subsidiaries are located in China, and substantially all of our employees and all of our customers and suppliers are located in China. From January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. Constrained by the epidemic, management and employees have been working from home to mitigate the impacts of operation disruptions caused by the coronavirus. As of the date of this annual report, we have resumed operations but at below normal levels. Medical check-up centers and hospitals in China that we have business relationships with have partially resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations. In addition, while our supply chains currently are not affected, it is unknown whether or how they may be affected if the epidemic persists for an extended period. We estimate that the coronavirus has made a material adverse impact on our operating results for the first quarter of 2020 and may adversely impact our revenue and results of operations for the fiscal year ending December 31, 2020.

The outbreak has been evolving rapidly. We will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large. See “Risk Factors—Risks Relating to our Business—The outbreak of the coronavirus may have a material adverse effect on our business and the trading price of our Class A Common Shares.”

[2] Management Changes

On April 1, 2020, Mr. Ping Chen resigned from his positions as Chief Executive Officer and director of the Company. Mr. Chen’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On the same date, Mr. Zhitao He was appointed as Chief Executive Officer of the Company. Mr. He has served as chairman of the board of directors of the Company since October 2016. On the same date, the Company’s Interim Chief Financial Officer, Ms. Yingmei Yang, was appointed as a director to fill the vacancy created by Mr. Chen’s resignation.

On April 24, 2020, Mr. Xiaogang Tong resigned from his positions as an independent director and member of each committee of the Board of Directors of the Company. Mr. Tong’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On the same date, the Board of Directors of the Company appointed Mr. Fuya Zheng as a director, member of each of Audit Committee, Compensation Committee and Nominating Committee and Chair of Audit Committee of the Company.

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our revenues and net incomes are:

●	our ability to position our products and services in different market segments, including our recent efforts to sell our products and services to hospitals and other healthcare facilities nationwide;

●	our ability to price our products and services at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

●	new products and services introduced by us as well as our competitors. The introduction of new products and services by our competitors may lead to a decrease in sales and market share of our products and services, or force us to sell our products and services at reduced prices or margins;

●	our ability to carry out our new business initiatives effectively. As we continue to invest in research and development projects and new business lines, including our entry to the sleep respiratory business, we may have difficulty in carrying out our strategy effectively due to factors that are beyond our control. As a result, we may not be able to achieve our goals or generate favorable financial results from new business initiatives;

●	our ability to attract and retain distributors and key customers;

●	our ability to retain key employees and our ability to build, expand, manage, and train our R&D engineers and sales representatives who we believe to play a vital role in our new business initiatives;

●	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

●	our ability to establish, promote, and maintain favorable public images of our Company and product brands; and

●	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

Our business is primarily conducted in China and all of our revenues are denominated in RMB. The conversion of RMB into U.S. dollars for our financial data during the fiscal year ended December 31, 2019 is based on the middle exchange rate in China for cable transfers of RMB as certified for customs purposes promulgated by the People’s Bank of China. Our income statements are translated into U.S. dollars at the average exchange rates in each applicable period. The conversion of RMB into U.S. dollars for our financial data during the fiscal years ended December 31, 2018 and 2017 is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. To the extent the U.S. dollar strengthens against RMB, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against RMB, the translation of RMB transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements into U.S. dollars in consolidation. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions.

For a detailed discussion of other factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Components of Results of Operations

The following table sets forth the components of our results of operations both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the years ended December 31,						Changes		Changes
	2019		2018		2017		2019 vs. 2018		2018 vs. 2017
	USD		USD		USD		USD		USD
	(’000)%		(’000)%		(’000)%		(’000)%		(’000)%
Revenues	383	100	559	100	882	100	(176)	(31)	(323)	(37)
Cost of revenues	(744)	(194)	(758)	(136)	(1,656)	(188)	(14)	(2)	(898)	(54)
Gross loss	(361)	(94)	(199)	(36)	(774)	(88)	(162)	(81)	575	74
Service incomes	-	-	-	-	56	6	-	-	(56)	(100)
Service expenses	-	-	-	-	(1)	0	-	-	(1)	(100)
Selling expenses	(835)	(218)	(2,083)	(373)	(1,170)	(132)	(1,248)	(60)	913	78
General and administrative expenses	(2,594)	(677)	(3,675)	(657)	(3,192)	(362)	(1,081)	(29)	483	15
(Provision for) recovery from doubtful accounts	(13)	(3)	(22)	(4)	23	3	(9)	(41)	(45)	(196)
Impairment loss for intangible assets	-	-	(3,282)	(587)	-	-	(3,282)	(100)	3,282	-
Operating loss	(3,803)	(993)	(9,261)	(1,657)	(5,058)	(573)	5,458	59	(4,203)	(83)
Financial (expenses) income	1	-	(38)	(7)	57	6	39	103	(95)	(167)
Other income (expense), net	(32)	(8)	(211)	(38)	94	11	(179)	(85)	(305)	(324)
Unrealized loss on marketable securities	(1,357)	(354)	-	-	-	-	1,357	-	-	-
Change in fair value of warrants liability	740	193	600	(107)	(229)	(26)	140	23	829	361
Net loss	(4,451)	(1,162)	(8,910)	(1,594)	(5,136)	(582)	4,459	50	(3,774)	(73)

Revenues

Our total revenues are derived from our medical devices and sleep respiratory businesses. In 2019, our total revenues from continuing operations decreased by 31%, mainly due to the decrease in revenue from product sales by $0.13 million. Starting from 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

To capture market share and execute the strategy of sales promotion, we suffered a loss from the sleep respiratory solutions business. Our management believes that we will be able to improve the profit margins for our sleep respiratory solutions and will make the relevant products and service an important growth driver of the Company in the coming years.

Medical Products (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical equipment product line from the sale of general hospital products and related supporting products and medical compressor. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on the technology of the mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management other medical products. Our sale of proprietary and distributed products accounted for 55% of the total revenue for the fiscal year 2019.

We discontinued, as appropriate, the unprofitable medical device business, including assembly and sales of C-arm X-ray machines, laryngoscope, anesthesia machines, the first-generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. We plan to maintain only a few profitable businesses on sales of our patented products including medical air compressors, the second-generation ventilator and cardiopulmonary resuscitation (“CPR”) instruments.

OSAS service (analysis and detection)

We will derive revenues in our sleep respiratory line from sales of OSAS test and service. We anticipate that, on a percentage basis, revenues from OSAS analysis and detection business line will increase more rapidly in the near term, as we introduce new and more advanced equipment and services and focus on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese leading private preventive healthcare companies in China. We strongly believe in the tremendous growth potential of this business in the coming years. During the past year, the sleep respiratory business has achieved more progress in which we have continued to expand to public hospitals and physical examination centers. In 2018, management focused on introducing more advanced products and penetrating the market for sleep respiratory business. We have broadened and differentiated our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners. We will continue to pursue sustainable growth by enhancing our capability of delivering the systems to more medical institutions and by promoting application of sleep respiratory systems we delivered. We will also continue to focus on the development of the sleep respiratory systems in private physical examination chains and life insurance companies which we believe to have large quantities of potential customers for sleep diagnosis.

We continue to devote proactive efforts to developing the wearable OSAS solution systems by marketing and expanding OSAS diagnosis, CPAP products and post-treatment evaluation services in hospitals and private medical examination centers nationwide, leveraging our well-established distribution network resources. Our portable sleep diagnostic devices business accounted for 45% of the total revenue for the year 2019.

The following represents the revenues by categories, all derived from China:

(In U.S. dollars)

	For the years ended December 31,
	2019	2018	2017
Categories
Product sales
Medical Devices	$58,750	$221,414	$827,032
Mobile Medicine (sleep apnea diagnostic products)	153,644	120,930	54,979
Total product sales	212,394	342,344	882,011
OSAS service (analysis and detection)	171,064	217,042	-
Total revenues	383,458	559,386	882,011

Cost of Revenues

For the year ended December 31, 2019, cost of revenues primarily includes costs of materials, wages, depreciation on our productive plant and equipment and depreciation expenses of fixed assets for the provision of services, and other expenses associated with the distribution of product.

For the year ended December 31, 2018, cost of revenues primarily includes costs of materials, wages, depreciation on our productive plant and equipment and depreciation expenses of fixed assets for the provision of services, other expenses associated with the distribution of product, and amortization of software copyrights and other software related to our products.

Selling Expenses

Selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities. As our growth strategies shift, we believe selling expenses will be lower than the current level which would improve profitability of our operations.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation, expenses associated with our research and development, registration of patents and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes. We expect that in the near future, our general and administrative expenses will be lower than the current level which would improve profitability of our operations.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 3 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries. All inter-company transactions and balances are eliminated in consolidation.

Accounts Receivable

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

Intangible assets

Intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. These intangible assets include the trade mark registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of ten year. An impairment loss would be recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

Based on its review, the Company determined that, as of December 31, 2018, impairment loss for intangible assets was $3,281,779.

Equity securities

The Company’s equity securities represent equity investments in Guardion Health Sciences, Inc. (“GHSI”) made in November 2017. The Company holds less than 5% of the GHSI’s total shares. For additional details, see Note 9 to our consolidated financial statements. The equity securities were accounted for as non-marketable securities in 2018 on the balance sheets and as marketable securities in 2019 when GHSI went public in April 5, 2019.

Prior to January 1, 2018, the Company accounted for the equity securities at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investments.

On January 1, 2018, the Company adopted ASU 2016-01 which changed the way it accounts for equity securities. Non-marketable equity securities do not have readily determinable fair value and are accounted for under the measurement alternative method of accounting. These non-marketable investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any cash or stock dividends paid to us on such investments are reported as noninterest income. Marketable equity securities have readily determinable fair value and are accounted at fair value, with changes in fair value recorded through earnings.

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

The Company recognized revenue after it distributes products to customers and the control of products sold transfers to customers upon shipment from the Company’s facilities, and the Company’s performance obligations are satisfied at that time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. The Company typically sells its branded products with standard warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components. The Company also provides after-sale services for medical equipment, such as sleep apnea machines, ventilator air compressors and laryngoscope in China.

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

In the PRC, value added tax (“VAT”) of 13% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Foreign Currency Transaction

The accounts of Lianluo Smart, Beijing Dehaier, and Lianluo Connection are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars.

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

Share-based compensation expenses for stock-based share-based compensation awards granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Company applies the guidance in ASC 718 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Results of Operations

We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Comparison of Years Ended December 31, 2019 and 2018

Revenues. Our total revenues from continuing operations decreased by 31% from $0.56 million for the fiscal year ended December 31, 2018 to $0.38 million for the fiscal year ended December 31, 2019. The decrease in revenue was caused by a reduction of product sales by $0.13 million. Starting from 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

Cost of Revenues. Our cost of revenues from continuing operations decreased by 2% from $0.76 million for the fiscal year ended December 31, 2018 to $0.74 million for the fiscal year ended December 31, 2019. The decrease in cost of revenues was less than the decrease in revenue, mainly because a significant part of cost of revenues is relatively fixed, such as the depreciation and amortization of our long-lived assets related to our service revenues.

Gross Loss. Our gross loss from continuing operations increased from $0.20 million in 2018 to $0.36 million in 2019. Gross loss as a percentage of income increased from 36% in 2018 to 94% in 2019. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our product and service revenues, in 2019 and 2018, resulting in a high gross loss both in dollar terms and in percentage terms.

Selling Expenses. Our selling expenses from continuing operations decreased by 60% from $2.08 million for the year ended December 31, 2018 to $0.84 million for the year ended December 31, 2019. The decrease in selling expenses was mainly due to dismissal of certain sales personnel and reducing participation in medical device exhibitions during 2019.

General and Administrative Expenses. Our general and administration expenses from continuing operations decreased by 29% from $3.68 million for the year ended December 31, 2018 to $2.59 million for the year ended December 31, 2019. The decrease is mainly because we incurred $0.94 million in 2018 for expenses relating to merger and acquisition activities, while we did not expend any on similar activities in 2019. In addition, we dismissed some of our employees in 2019, resulting in reduced expenses. Research and development expenses from continuing operations were $0 and $301,713 for the years ended December 31, 2019 and 2018, respectively. We expect that in the near future, our general and administrative expenses will be lower than the current level in order to improve profitability of our operations.

(Provision for) Recovery from Doubtful Accounts. Our provision for doubtful accounts was $13,011 for the year ended December 31, 2019, as compared to a provision from doubtful accounts from continuing operations of $22,229 for the year ended December 31, 2018. A reserve for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Impairment Loss for Intangible Assets. We recorded impairment on our intangible assets from our continuing operations of $0 and $3,281,779 for the years ended December 31, 2019 and 2018, respectively. These intangible assets related to the software copyright of new-type ventilators. In 2018, we suspended the research and development due to lower-than-expected product marketability and profitability, and we determined not to further update and maintain its software copyright and patent. The unamortized intangibles were fully impaired in 2018.

Operating Loss. As a result of the foregoing, we incurred an operating loss of approximately $3.80 million in 2019, compared to approximately $9.26 million in 2018, representing a decrease of 59%.

Change in Fair Value of Warrants Liability. For the year ended December 31, 2019, the fair value gain on warrants issued to our major shareholder, Hangzhou Lianluo was $0.74 million, compared to a fair value gain of $0.60 million in 2018, relating to the warrants issued to Hangzhou Lianluo and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with Hangzhou Lianluo in August 2016. The change in fair value of warrants liability is mainly due to the share price decline since August 2016.

Taxation. We had no income tax expense in 2019 and 2018 as we incurred taxable loss in both years. And we made full valuation allowance on deferred tax asset resulting from losses because it is more likely than not, we will not be able to utilize the tax benefits in the foreseeable future.

Net Loss and Net Loss Attributable to Lianluo Smart Limited. As a result of the foregoing, we had net loss and net loss attributable to the Company of approximately $4.45 million in 2019, compared to approximately $8.91 million in 2018.

Comparison of Years Ended December 31, 2018 and 2017

Revenues. Our total revenues from continuing operations decreased by 37% from $0.88 million for the fiscal year ended December 31, 2017 to $0.56 million for the fiscal year ended December 31, 2018. The decrease in revenue was caused by a reduction of product sales by $0.54 million, partially offset by service revenue from the provision of OSAS diagnostic services of $0.22 million. In 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

Cost of Revenues. Our cost of revenues from continuing operations decreased by 54% from $1.66 million for the fiscal year ended December 31, 2017 to $0.76 million for the fiscal year ended December 31, 2018. The decrease in cost of revenues was generally in line with the decrease of revenues.

Gross Loss. Our gross loss from continuing operations decreased from $0.77 million in 2017 to $0.20 million in 2018. Gross loss as a percentage of income decreased from 88% in 2017 to 36% in 2018. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our product and service revenues, in 2018 and 2017, resulting in a high gross loss both in dollar terms and in percentage terms.

Service Income. Our service income dropped from $0.06 million in 2017 to $0 in 2018. Service income represents the income of repair service and technical service.

Selling Expenses. Our selling expenses from continuing operations increased by 78% from $1.17 million for the year ended December 31, 2017 to $2.08 million for the year ended December 31, 2018. The increase in selling expenses was mainly due to devoting more resources in market development for the sleep respiratory business, such as employing more salesmen and participating in more medical device exhibitions during 2018.

General and Administrative Expenses. Our general and administration expenses from continuing operations increased by 15% from $3.19 million for the year ended December 31, 2017 to $3.68 million for the year ended December 31, 2018. The increase is mainly due to stock-based compensation to non-employees of $0.94 million incurred in 2018 for management consulting, merger and acquisition planning and strategy implementation, partially offset by a decrease in stock-based compensation to employees by $0.43 million in 2018, as compared to 2017. Research and development expenses from continuing operations were $301,713 and $344,575 for the years ended December 31, 2018 and 2017, respectively. We expect that in the near future, our general and administrative expenses will be lower than the current level in order to improve profitability of our operations.

(Provision for) Recovery from Doubtful Accounts. Our provision for doubtful accounts was $22,229 for the year ended December 31, 2018, as compared to a recovery from doubtful accounts from continuing operations of $23,608 for the year ended December 31, 2017. A reserve for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Impairment Loss for Intangible Assets. We recorded impairment on our intangible assets from our continuing operations of $3,281,779 and $0 for the years ended December 31, 2018 and 2017. During the year ended December 31, 2018, as a result of our lower-than-expected revenue performance, we determined not to further update and maintain our software copyright and patent for the therapy products of sleep respiratory business. The unamortized software copyright and patent and others of $3,281,779 were fully impaired.

Operating Loss. As a result of the foregoing, we incurred an operating loss of approximately $9.26 million in 2018, compared to approximately $5.06 million in 2017, representing an increase of 83%.

Change in Fair Value of Warrants Liability. For the year ended December 31, 2018, the fair value gain on warrants issued to our major shareholder, Hangzhou Lianluo was $0.60 million, compared to a fair value loss of $0.23 million, relating to the warrants issued to Hangzhou Lianluo and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with Hangzhou Lianluo in August 2016. The warrants issued to other investors and placement agents were redeemed during 2016.

Taxation. We had no income tax expense in 2018 and 2017 as we incurred taxable loss in both years.

Net Loss from Continuing Operations. As a result of the foregoing, we had net loss from continuing operations of approximately $8.91 million in 2018, compared to approximately $5.14 million in 2017.

Net Loss and Net Loss Attributable to Lianluo Smart Limited. As a result of the foregoing, we had net loss and net loss attributable to the Company of approximately $8.91 million in 2018, compared to approximately $5.14 million in 2017.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2019, we had $0.02 million in cash and cash equivalents which decreased from $0.48 million at December 31, 2018. Our principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. As reflected in the consolidated financial statements, we had a net loss of $4.45 million and used $1.67 million of cash in operation activities for the year ended December 31, 2019. We had a working capital deficiency of $1.56 million as of December 31, 2019. This has raised substantial doubt about our ability to continue as a going concern. In February and March 2020, we obtained approximately $7.2 million from equity financings, net of placement agent’s commissions and other expenses. Considering the equity financings and our cost cutting activities, we believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital, and finance funding from banks and/or related parties. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

As described in Note 21 to our consolidated financial statements, on January 30, 2020, the World Health Organization (“WHO”) declared a public health emergency of international concern, because of a new strain of coronavirus surfacing in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global spread of COVID-19 on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020. As a result of these events, we assessed our near-term operations, working capital, finances and capital formation opportunities, and implemented, in late December 2019 and early February 2020, a downsizing of our operations, including workforce reductions, reductions of salaried employee compensation and a reduction of hours worked, in order to preserve cash resources, cut costs and focus our operations on core sales and project management. The extent to which COVID-19 will impact our business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

Our service was suspended due to restrictions and hospital closures except for essential services in February 2020 and recovered gradually in March 2020 as hospitals gradually resumed business. In 2019, Beijing Dehaier and Lianluo Connection have terminated the employment of over 50 employees due to a business downturn. In 2020, Beijing Dehaier and Lianluo Connection signed termination agreements with additional 15 employees. The duration and likelihood of success of our downsizing, workforce reduction and cost-cutting measures are uncertain. If these actions do not meet our expectations, or additional capital is not available, we may not be able to continue our operations. Other factors that will affect our ability to continue operations include the market demand for our products and services, our ability to service the needs of our customers with a reduced workforce, potential contract cancellations, project scope reductions and project delays, management of our working capital, the availability of cash to fund our operations, and the continuation of normal payment terms and conditions for purchase of our products and services.

The following table sets forth a summary of our cash flows for the periods indicated:

(In U.S. dollars)

	For the Years Ended December 31,
	2019	2018	2017

Net cash used in operating activities	(1,670,903)	(3,629,567)	(5,408,997)
Net cash provided by (used in) investing activities	23,016	(6,225,827)	(1,686,855)
Net cash provided by financing activities	1,362,681	3,700,493	2,972,858
Cash and cash equivalents at beginning of year	477,309	6,809,485	10,792,823
Cash and cash equivalents at end of year	22,834	477,309	6,809,485

Operating Activities

Net cash used in operating activities was $1,670,903 for the year ended December 31, 2019, compared to $3,629,567 for the year ended December 31, 2018. The reasons for this change are mainly as follows:

(i)	Net loss from operations was $4,450,994 in 2019, a decrease of approximately $4.4 million from net loss of $8,910,002 for 2018.
(ii)	Inventory decreased by $255,592 in 2019, while it increased by $137,464 in 2018.
(iii)	Accrued expenses and other current liabilities from operations increased by $553,354 in 2019, compared with an increase of $214,245 in 2018.
(iv)	The value of non-cash items, including stock-based compensation, impairment loss and unrealized loss on investments, decreased to approximately $1.6 million in 2019, from $4.7 million in 2018.

Investing Activities

Net cash provided by investing activities for the fiscal year 2019 was $23,016 compared to net cash of $6,225,827 used in investing activities for the fiscal year 2018. The cash provided by investing activities in 2019 was all attributable to proceeds from disposal of equipment. The cash used in investing activities in 2018 was mainly attributable to our capital expenditures of $0.8 million and a loan of $5.4 million, net of repayment, to a related party.

Financing Activities

Net cash provided by financing activities in 2019 was $1,362,681, which was mainly a result of obtaining short-term loans of $0.94 million from Hangzhou Lianluo, and $0.24 million from Mr. Ping Chen.

As of December 31, 2019, the Company has borrowings of $931,450 due to Hangzhou Lianluo. The loans due as of February 1, 2020, March 6 and April 7, 2020, totaling $167,661, were extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report.

Net cash provided by financing activities in 2018 was $3,700,493, which was mainly a result of obtaining short-term loans of $3.7 million from Hangzhou Lianluo.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$46,340	$46,340	$-	$-
Total	$46,340	$46,340	$-	$-

The leased properties are principally located in the PRC, and we use such properties for product centers, administration and warehouse facilities. The leases are renewable subject to negotiation.

Capital Expenditures

We made capital expenditures of approximately $0 million, $0.78 million and $0.04 million in 2019, 2018 and 2017, respectively.

Holding Company Structure

Lianluo Smart is a holding company with no material operations of its own. We conduct all of our operations through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funds to our PRC subsidiaries through capital contributions or loans, subject to applicable government registration and approval requirements. The ability of our PRC subsidiaries to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. For more details regarding restrictions and limitations on liquidity and capital resources as a result of our holding company structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” of this annual report. If Lianluo Smart requires material amounts of cash being transferred to it in the future, we will assess the feasibility and plan cash transfers in accordance with foreign exchange regulations, taking into account of tax consequences.

C. Research and Development

Our research and development capabilities have allowed us to introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $0, $301,713 and $344,575 for the years ended December 31, 2019, 2018 and 2017, respectively. There were no research and development costs incurred for the year ended December 31, 2019. Our research and development team consists of 1 engineer as of December 31, 2019.

D. Trend Information

For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2019.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$46,340	$46,340	$-	$-
Total	$46,340	$46,340	$-	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

Name	Age	Position
Zhitao He	38	Chairman of the Board and Chief Executive Officer
Yingmei Yang	50	Director and Interim Chief Financial Officer
Richard Zhiqiang Chang(1)	57	Independent Director
Bin Pan(2)	47	Independent Director
Fuya Zheng(3)	53	Independent Director
Ping Chen	57	Founder and former Chief Executive Officer of the Company, and President and Legal Representative of Lianluo Connection and Beijing Dehaier

(1)	Chair of the compensation committee.
(2)	Chair of the nominating committee.
(3)	Chair of the audit committee.

Mr. Zhitao He. Mr. He has served as the Company’s chairman of the board of directors since October 2016 and the Company’s Chief Executive Officer since April 1, 2020. Mr. Zhitao He is also the Chairman of the Board of Lianluo Interactive, a China-listed company and a major shareholder of the Company. Mr. Zhitao He successfully led Lianluo Interactive to list on China’s A share market (ticker: 002280). Mr. Zhitao He was named one of the “10 Top Entrepreneurs of Post-1980s” by Hurun Report and “Top Ten Entrepreneurial Leader of Listed Companies” by Securities Times. In the past two years, under his leadership, Lianluo Interactive has moved into the field of smart hardware, including the purchase of American electronics online retailer Newegg(http://www.newegg.com), investments in American virtual reality (“VR”) device manufacturer Avegant(www.avegant.com) and hardware corporation Razer(http://www.razerzone.com), and promotion of the world’s biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Lianluo Interactive to become a closed loop of “Software and Hardware + Platform + Channels”. Mr. He currently serves on the board of directors of Lianluo Interactive, Newegg Inc., Avegant Light Field Technology, Beijing Digital Grid Technology Co.,Ltd., Shenzhen Ailianluo Investment Co., Ltd., Hangzhou Lianluo Holding CO., Ltd., Beijing Lianluo Youjia Technology Co., Ltd. and Shenyang Zhitongrong Networking Technology Co., Ltd. Mr. He received his master’s degree from Beijing University of Posts and Telecommunications. Mr. He founded Lianluo Interactive in 2007 which was known as Beijing Digital Grid Technology Co.

Ms. Yingmei Yang. Ms. Yang has served as our interim Chief Financial Officer since March 15, 2018 and on our board of directors since April 1, 2020. Ms. Yang has served as the Vice President of Hangzhou Lianluo Interactive Information Technology Co., Ltd., a major shareholder of the Company since February, 2018. From January, 2015 to February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Lianluo Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited, the predecessor of Lianluo Interactive. Ms. Yang currently also serves on the board of directors of Newegg Inc.

Mr. Richard Zhiqiang Chang. Mr. Chang has served as our independent director since 2016. Mr. Richard Chang has been CEO of Beijing Zhineng Technology Co., Ltd. in Beijing China since October 2015. Prior to that position, he served as a Key Account Manager and Business VP at AREVA Inc. in Beijing, China from 2013 through October 2015 and Chief Representative and Regional VP at Ventyx Inc. in Atlanta, Georgia from July 2009 to July 2013. Mr. Chang earned a master’s degree in computer science in 1997 from the University of Texas as Dallas, a master’s degree in automation in 1990 from Shanghai Jiaotong University and a bachelor’s degree in automation in 1985 from the same school.

Mr. Bin Pan. Mr. Pan has served as our independent director since October 2016. Mr. Bin Pan is the Chairman of Shanghai Hubo Investment Management Co., Ltd. He is also the independent director of Hangzhou Lianluo Interactive Information Technology Co. Ltd., Shanghai Yaoji Playing Card Co., Ltd, Shenzhen Prolto Supply Chain Management Co., Ltd and Shanghai Zhixin Electric Co., Ltd. Mr. Pan has been a partner in Shanghai Capital Law & Partners law firm since June 2004. He used to be the vice-president at the investment banking division of China Southern Securities Co., Ltd. from March 1997 to June 2004. Mr. Pan earned his master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his bachelor’s degree in 1994 from Huazhong University of Science and Technology University.

Mr. Fuya Zheng. Mr. Zheng was appointed as an independent director to the board of the Company, effective April 24, 2020. Mr. Zheng has extensive experience in corporate finance and investment management. He was a consultant of Yingde Gases Group Company (“Yingde Gases”), a leading industrial gas supplier in China, from September 2017 to March 2020. Mr. Zheng was an independent director of Yingde Gases from September 2009 to September 2017. From February 2018 until May 2019, Mr. Zheng was also an independent director of ChinaCache International Holdings Ltd. (CCIHY). From January 2008 to November 2012, Mr. Zheng was Chief Financial Officer of Cogo Group, Inc., a then Nasdaq listed company that provided customized module design solutions and manufactured electronic products in China. Mr. Zheng was also a director of the same company from January 2005 to November 2012. Prior to that, Mr. Zheng was vice president of travel service at eLong, Inc., one of the leading online travel service companies in China and listed on the NASDAQ, where he was responsible for the overall operation of eLong Inc.’s travel services. Mr. Zheng received a Bachelor of Business Administration majoring in accounting from City University of New York in 1994.

Mr. Ping Chen. Mr. Chen served as a director of the Company from 2003 to April 1, 2020 and our Chief Executive Officer from 2000 to April 1, 2020. From 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen was an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 to 1993. Mr. Chen founded BTL in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. After his resignation as a director and Chief Executive Officer of the Company on April 1, 2020, Mr. Chen continues to serve as the president and legal representative of Lianluo Connection and Beijing Dehaier, our PRC subsidiaries. His service is essential to our business and operations.

B. Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the year ended December 31, 2019 to Mr. Ping Chen, our former principal executive officer who resigned from the board of directors and the office of Chief Executive Officer on April 1, 2020, and Ms. Yingmei Yang, our Interim Chief Financial Officer.

Summary Executive Compensation Table
Name and Position	Salary	Bonus	Option Awards	All others	Total
Ping Chen,(1)(2)(3)(4) Former Chief Executive Officer	$27,765	-	-	-	$27,765
Yingmei Yang Interim Chief Financial Officer (since March 15, 2018)	-	-	-	-	-

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table. As of the date of this annual report, Mr. Chen holds 90,000 options issued and outstanding under this grant.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table. As of the date of this annual report, Mr. Chen holds 94,000 options issued and outstanding under this grant.
(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table. As of the date of this annual report, Mr. Chen holds 131,000 options issued and outstanding under this grant.
(4)	On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on March 21, 2016, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is not reflected in the Summary Executive Compensation Table. As of the date of this annual report, Mr. Chen holds 210,867 options issued and outstanding under this grant.

Director Compensation

We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from our company. As of the date of this annual report, we have not paid the $20,000 cash compensation to our non-employee directors that has accrued for fiscal 2019, which is comprised of $4,000 due to Mr. Xiaogang Tong, $8,000 due to Mr. Richard Zhiqiang Chang and $8,000 due to Mr. Bin Pan. Mr. Xiaogang Tong served as an independent director and chair of the audit committee of the Board of the Company for the fiscal year 2019 and resigned on April 24, 2020.

C. Board Practices

Board Composition and Committees

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

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 5605(a)(2). Mr. Richard Zhiqiang Chang, Mr. Fuya Zheng and Mr. Bin Pan are our independent directors.

We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. Our audit committee consists of Fuya Zheng, Richard Zhiqiang Chang and Bin Pan. Fuya Zheng is the chairman of our audit committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. Our compensation committee consists of Richard Zhiqiang Chang, Fuya Zheng and Bin Pan. Richard Zhiqiang Chang is the chairman of the compensation committee. The compensation committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). Our nominating committee consists of Bin Pan, Richard Zhiqiang Chang and Fuya Zheng. Bin Pan is the chairman of our nominating committee. The nominating committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Duties of Directors

Under British Virgin Islands law, our directors have duties to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

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

Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

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

D. Employees

As of December 31, 2019, we had 28 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Mid and high level Manager	15
Sales, Marketing and General management	8
R&D	1
Regulation & Compliance	1
Procurement and Technical Clinical Service	3
TOTAL	28

In 2019, Beijing Dehaier and Lianluo Connection terminated employment of over 50 employees due to business restructuring. As of December 31, 2019, 34 of these laid-off employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensations. The Arbitration Commissions had issued arbitral awards with respect to 30 of the 34 employees. Beijing Dehaier and Lianluo Connection had paid off 23 of the 30 employees who have applied for enforcement of the arbitral awards and intend to pay additional seven employees an aggregate of approximately RMB 310,000 (approximately $44,423) according to entered arbitral awards. As regards the total expenses pertaining to this lay-off, the Company recorded liabilities of RMB979,716 (approximately $140,393) in employment termination compensations and RMB2.99 million (approximately $428,467) in unpaid salaries in 2019, of which the Company had paid off RMB914,922 (approximately $131,108) in the first quarter of 2020.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of May 14, 2020 by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

The number and percentage of Class A Common Shares and Class B Common Shares beneficially owned are based on 17,685,475 Class A Common Shares and 11,111,111 Class B Common Shares outstanding as of May 14 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Common Shares and Class B Common Shares beneficially owned by a person listed below and the percentage ownership of such person, the Class A Common Shares or Class B Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 14, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Common Shares or Class B Common Shares shown as beneficially owned by them. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China.

Name and Address		Amount and Nature of Beneficial Ownership(1)					Percent of
of Beneficial Owner	Office, If Any	Class A Common Shares		Class B Common Shares		Percent of Class(2)	Aggregate Voting Power(5)
Officers and Directors
Zhitao He	Chief Executive Officer, Chairman of the Board	471,500	(3)	12,111,111	(4)	2.67% (Class A Common Shares) 100% (Class B Common Shares)	86.64%
Yingmei Yang	Director and Interim Chief Financial Officer	-		-		*	*
Richard Zhiqiang Chang	Independent Director	-		-		*	*
Bin Pan	Independent Director	-		-		*	*
Fuya Zheng	Independent Director	-		-		*	*
All officers and directors as a group		471,500		12,111,111		2.67% (Class A Common Shares) 100% (Class B Common Shares)	86.64%
5% Beneficial Owners
Ping Chen(6)		2,139,409	(6)	-		11.75%	1.25%
Anson Investments Master Fund LP(7)		3,925,000		-		4.99%	*
Intracoastal Capital, LLC(8)		3,140,000		-		9.99%	*
Sabby Volatility arrant Master Fund, Ltd.(9)		3,925,000		-		4.99%	*
Hangzhou Lianluo Interactive Technology Co., Ltd.(4)		-		12,111,111		100%	86.27%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	As of May 14, 2020, a total of 17,685,475 Class A Common Shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the numerator and denominator for that person alone.

(3)	Represents 471,500 shares owned by Hyperfinite Galaxy Holding Limited. Hyperfinite Galaxy Holding Limited is controlled by Mr. Zhitao He.

(4)	Mr. Zhitao He, our Chairman of the Board and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Hangzhou Lianluo. This number also includes 1,000,000 Class B Common Shares underlying warrants that are exercisable within 60 days hereof.

(5)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power owned by such person or group by the voting power of all of Class A and Class B Common Shares as a single class. Holders of Class A Common Shares are entitled to one vote per share, and holders of Class B Common Shares are entitled to ten votes per share. Each Class B Common Share is convertible at any time by the holder into one (1) Class A Common Share.

(6)	Ping Chen, our former Chief Executive Officer and a former director, has the sole power to direct the voting and disposition of 1,613,542 shares held under his name. In addition, Mr. Chen holds 525,867 shares underlying options, which are vested within 60 days hereof.

(7)	Based on a Selling Stockholder Questionnaire dated March 5, 2020. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over 3,925,000 Class A Common Shares issuable upon exercise of the warrants held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of Anson is 190 Elgin Ave; George Town, Grand Cayman.

(8)	Based on a Selling Stockholder Questionnaire dated March 6, 2020. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital, LLC (“Intracoastal”), have shared voting control and investment discretion over 3,140,000 Class A Common Shares issuable upon exercise of the warrants held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. The business address of this entity is 2211A Lakeside Drive, Bannockburn, IL 60015.

(9)	Based on a Selling Stockholder Questionnaire dated March 9, 2020. Hal Mintz has voting and dispositive power over 3,925,000 Class A Common Shares issuable upon exercise of the warrants held by Sabby Volatility Warrant Master Fund, Ltd. The business address of this entity is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, NJ 07458.

Share Option Plan and Grants

Under our employee stock option plans, our stock options generally expire after ten years from the date of grant.

In 2009, in connection with our initial public offering, we established a pool for share options for our employees (the “2009 Share Incentive Plan”). This pool contains options to purchase up to 450,000 of our common shares. The options will vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. We issued all 450,000 options pursuant to our 2009 Share Incentive Plan, on December 29, 2011 at an exercise price of $1.45 per share, which vest over five years until December 28, 2016 and will expire on December 29, 2021. As of October 7, 2013, 1,000 options issued under this plan had been exercised for common shares, and the Board of the Company decided to grant Mr. Ping Chen 94,000 options recovered from former employees who received options under this plan and thereafter left the Company. These 94,000 options were awarded to Mr. Chen on October 7, 2013, at an exercise price of $2.30 per share, which vest over five years until October 6, 2018 and will expire on October 7, 2023. As of the date of this report, there are an aggregate of 199,000 options issued and outstanding under this 2009 Share Incentive Plan.

In 2013, we established our 2013 Share Incentive Plan. This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 462,000 of our common shares. We issued 131,000 options pursuant to our 2013 Share Incentive Plan on August 20, 2014 at an exercise price of $5.31 per share which vest over five years until August 19, 2019. As of the date of this report, there are 131,000 options issued and outstanding under this plan which will expire on August 20, 2024.

On July 28, 2014, the shareholders of the Company approved the “2014 Share Incentive Plan” which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024. The “2014 Share Incentive Plan” shall terminate on the tenth anniversary of its effective date of July 28, 2014.

Accordingly, our share incentive plan for fiscal 2014 allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 466,800 of our common shares. We issued 349,000 options under this share option pool on August 7, 2015 at an exercise price of $1.64 per share and vest over two years until August 6, 2017. As of the date of this report, there are 119,000 options issued and outstanding under this plan which will expire on August 7, 2025.

In 2015, our 2014 Share Incentive Plan (2015 Tranche) allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 580,867 of our common shares. We issued 580,867 options pursuant to our 2015 Tranche on March 21, 2016 at an exercise price of $1.88 per share which vested over two years until March 20, 2018. As of the date of this report, there are 345,867 options issued and outstanding under this plan which will expire on March 21, 2026.

On June 8, 2017, we held the Annual General Meeting to approve the Company’s amended and restated Memorandum and Articles of Association in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each. After this recapitalization event, shares issuable under the “2014 Share Incentive Plan,” either directly or upon exercise of options issued under this Plan, are limited to Class A Common Shares.

On January 12, 2018, the Company registered on Form S-8 1,150,391 shares representing Class A Common Shares issuable pursuant to the 2014 Share Incentive Plan (2018 Tranche), either directly or upon exercise of options issued under the 2018 Tranche. As of the date of this report, we have not issued options under this Tranche.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2017 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

(1)

During the years ended December 31, 2019, 2018 and 2017, the Company purchased from Hangzhou Lianluo, the Company’s controlling shareholder for inventory, as well as from Hangzhou Lianluo’s subsidiary for service in aggregate of $42,000, $204 and $3,760, respectively. As of December 31, 2019, the Company reported $42,000 in service charge payable to Hangzhou Lianluo and its subsidiary.

(2)	During the year ended December 31, 2019, the Company sold equipment of $9,588 to a related company of which its former CEO Mr. Ping Chen holds 51% ownership. As of December 31, 2019, the Company reported an outstanding receivable of $10,708 due from this related company.

(3)	On July 1, 2018, the Company leased office premises from Hangzhou Lianluo for a period of one year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2019 and 2018 were $35,892 and $39,942, respectively. As of December 31, 2019, the Company reported outstanding rent payable of $75,834 to Hangzhou Lianluo.

(4)	Short-term borrowing from related party companies

i) Borrowings from Hangzhou Lianluo

As of December 31, 2019, the loan balance consists of the following from Hangzhou Lianluo:

No.	Principal (USD)	From	To
1	57,320	February 2, 2019	February 1, 2020
2	24,361	March 7, 2019	March 6, 2020
3	85,980	April 8, 2019	April 7, 2020
4	57,320	June 27, 2019	June 26, 2020
5	56,942	July 19, 2019	July 18, 2020
6	12,154	July 22, 2019	July 21, 2020
7	145,854	August 6, 2019	August 6, 2020
8	71,650	May 20, 2019	May 19, 2020
9	419,869	May 21, 2019	May 20, 2020
Total	931,450

During the fiscal year 2019, the Company borrowed $942,500 from Hangzhou Lianluo and repaid $0; the loans are non-interest bearing. In addition, the above loans due as of February 1, 2020, March 6 and April 7, 2020 have been extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report.

As of December 31, 2018, the loan balance was zero. During 2018, the Company borrowed $3,682,592 carrying an annual interest rate of 5%-8% and was fully settled through a debt offset agreement among the Company, Hangzhou Lianluo and DGHKT. Regarding the debt offset agreement, refer to below iv) Borrowings to DGHKT.

ii) Borrowings from DGHKT

As of December 31, 2019, the loan balance consists of the following from DGHKT, an affiliate of Hangzhou Lianluo:

No.	Principal (USD)	From	To
1	5,000	May 20, 2019	May 19, 2020
2	17,000	November 28, 2019	November 27, 2020
3	6,000	December 5, 2019	December 4, 2020
4	5,000	December 24, 2019	December 23, 2020
Total	33,000

During 2019, the Company borrowed $33,000, free of interest, from DGHKT, and repaid $0 in principal.

iii) Borrowings from Mr. Ping Chen

During 2019, the Company borrowed funds from Mr. Ping Chen, its previous CEO, free of interest to fund its operation. In 2019, the borrowings amounted to $387,182, and Mr. Ping Chen forgave $143,301 of the borrowings. The balance was $243,881 as of December 31, 2019.

iv) Borrowings to DGHKT

On March 15, 2018, the Company entered into a $6 million loan agreement with DGHKT (an affiliate of Hangzhou Lianluo) for a term of 12 months. As of December 27, 2018, the Company owed RMB34.34 million in loan principal and RMB1.23 million in accrued interest to Hangzhou Lianluo, its principal shareholder.

Pursuant to an agreement dated December 27, 2018, the Company, DGHKT and Hangzhou Lianluo agreed that the outstanding amount owed by DGHKT to us of RMB35.6 million be repaid by Hangzhou Lianluo on behalf of DGHKT, to the Company. This repayment is agreed to be settled in the form of offset against the amount owed by the Company to Hangzhou Lianluo of RMB35.6 million (approximately $5.2 million) as of December 27, 2018. As a result, the Company no longer owed or was owed by Hangzhou Lianluo or DGHKT any amount as of December 31, 2018.

See also “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. No pending or known to be contemplated legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar proceedings or involving any third party, have or are anticipated to have a significant effect on our financial position or profitability. None of the directors or members of senior management of our Company or any of its subsidiaries is engaged in any proceeding materially adverse to our Company or any of its subsidiaries.

On January 24, 2019, Shenzhen JustDo Display Technology Co., Ltd. (“JustDo”) initiated an arbitration proceeding against Beijing Dehaier, claiming that Beijing Dehaier breached a purchase contract with it by defaulting on payment for goods in 2018. On February 21, 2019, Beijing Dehaier submitted an answer to complaint, claiming that JustDo’s delay in delivery of goods constituted a breach of the purchase agreement, and the amount of purchase price payable to JustDo shall be determined according to the quantity of goods actually received by Beijing Dehaier. On May 10, 2019, the parties reached a settlement agreement as administered by Beijing Arbitration Commission under which Beijing Dehaier paid JustDo RMB342,000 (approximately $49,829) for delivered goods and RMB21,702 (approximately $3,162) to reimburse JustDo’s attorney’s fees and arbitration fees. The amount due to JustDo under the settlement agreement was paid off on August 2, 2019.

In 2019, Beijing Dehaier and Lianluo Connection terminated employment of over 50 employees due to business restructuring. As of December 31, 2019, 34 of these laid-off employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensations. As of December 31, 2019, the Arbitration Commissions issued arbitral awards with respect to 30 of the 34 employees; Beijing Dehaier and Lianluo Connection had paid off 23 of the 30 employees who had applied for enforcement of the arbitral awards and intend to pay additional seven employees an aggregate of approximately RMB 310,000 (approximately $44,423) according to entered arbitral awards. As regards the total expenses pertaining to this lay-off, the Company recorded liabilities of RMB979,716 (approximately $140,393) in employment termination compensations and RMB2.99 million (approximately $428,467) in unpaid salaries in 2019, of which the Company had paid off RMB914,922 (approximately $131,108) in the first quarter of 2020.

On May 9, 2019, Tianjin Wuqing Bohai Printing Co., Ltd. (“Wuqing Bohai”) filed an arbitration application with Beijing Arbitration Commission against Beijing Dehaier, claiming that Beijing Dehaier failed to pay for goods in accordance with purchase contracts entered into with Wuqing Bohai in 2017 and 2018 and requested Beijing Dehaier to pay Wuqing Bohai an amount of RMB119,770 (approximately $17,450), plus RMB10,000 (approximately $1,457) to cover the expenses of keeping goods that Beijing Dehaier failed to accept. On June 5, 2019, Beijing Dehaier submitted an answer to compliant, noting that it had not received some of the goods under the contracts and Wuqing Bohai failed to provide invoices for some of the goods allegedly received by Beijing Dehaier. Beijing Dehaier submitted that it should only be responsible for the purchase value of RMB48,450 (approximately $7,059).

On March 6, 2020, the Beijing Arbitration Commission entered an award, ordering that Beijing Dehaier pay Wuqing Bohai the disputed amount of RMB119,770 (approximately $17,203) and an arbitration fee of RMB10,443 (approximately $1,500) by March 24, 2020 and dismissed other claims of Wuqing Bohai.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares became listed on the NASDAQ Capital Market under the trading symbol “DHRM” on April 22, 2010. Effective November 21, 2016, we changed our trading symbol to “LLIT.” On June 8, 2017, we reclassified our share capital into Class A Common Shares and Class B Common Shares by the approval of the Company’s shareholders. Thereafter, our Class A Common Shares have been listed on the NASDAQ Capital Market under the trading symbol “LLIT.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies. For more detailed information, please refer to our Amended and Restated Memorandum and Articles of Association furnished as Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K filed on February 24, 2020.

Rights and Obligations of Shareholders

Each of Class A Common Shares and Class B Common Shares confers on its holder:

●	the right to vote;

●	the right to an equal share in any dividend paid by the Company in accordance with the BVI Business Companies Act, 2004 (as amended) (the “Act”); and

●	the right to an equal share in the distribution of the surplus of the Company.

Voting Rights. Holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Common Share is entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Common Share is entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

Conversion. Each Class B Common Share is convertible into one (1) Class A Common Share at any time by the holder thereof. The right to convert is exercisable by the holder of Class B Common Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Common Shares into Class A Common Shares.

In addition, the number of Class B Common Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder thereof or an affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. The creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Common Shares to secure contractual or legal obligations is not deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Common Shares, in which case all the related Class B Common Shares will be automatically converted into the same number of Class A Common Shares.

All Class B Common shares will be automatically converted into the same number of Class A Common Shares as soon as the holder of Class B Common Shares beneficially owns less than 605,555 Class B Common Shares. Any conversion of Class B Common Shares into Class A Common Shares will be effected by means of the re-designation of each relevant Class B Common Share as a Class A Common Share. On the other hand, Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Other than the differences of voting rights and conversion rights as set out above, Class A Common Shares and Class B Common Shares rank pari passu and have the same rights, preferences, privileges and restrictions.

Dividends. The holders of shares are entitled to such dividends as may be declared by the directors of the Company at such time and of such an amount as the directors think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of Company assets exceeds the Company’s liabilities and the Company will be able to pay its debts as they fall due.

Pre-emptive rights. There are no pre-emptive rights applicable to the issue by the Company of new shares under either the Act or the Company’s memorandum and articles of association.

Register of Members

The Company is required to keep a register of members containing (i) the names and addresses of the shareholders, (ii) the number of each class and series of shares held by each shareholder, (iii) the date on which the name of each shareholder was entered in the register of members, and (iv) the date on which any person ceased to be a shareholder. A share is deemed to be issued when the name of the shareholder is entered in the register of members and the entry of the name of a person in the register of members as a holder of a share is prima facie evidence that legal title in the share vests in that person.

Variation of Rights of Shareholders

If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Meetings

Any action required or permitted to be taken by the shareholders may be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action. An action that may be taken by the shareholders at a meeting (other than the election of Directors) may also be taken by a resolution of shareholders consented to in writing, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. All meetings of shareholders (whether annual or special) will be held on such dates and at such places as may be fixed from time to time by the directors. The Company is not required to hold an annual general meeting in any calendar year. However, where so determined by the directors of the Company, an annual general meeting shall be held once in each calendar year at such date and time as may be determined by the directors of the Company.

At any meeting of shareholders, a quorum will be present if there are one or more shareholders present in person or by proxy representing not less than 50% of the issued shares entitled to vote on the resolutions to be considered at the meeting. The shareholders present at a duly called or held meeting of shareholders at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder. A shareholder will be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

Transfer of Shares

Subject to the restrictions and conditions in the Company’s memorandum and articles of association, any shareholder may transfer all or any of his or her shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of a share is effective when the name of the transferee is entered on the register of members of the Company.

Redemption of Shares

The Company may purchase, redeem or otherwise acquire any of its own shares for such consideration as the directors of the Company may determine if the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Shares that the Company purchases, redeems or otherwise acquires may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled to the extent of such excess but they shall be available for reissue.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Class A Common Shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our Class A Common Shares.  BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Class A Common Shares.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal in the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiaries. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We have established a series of share incentive programs under which we issued share options to our PRC employees. In 2014, we created the “2014 Share Incentive Plan” which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024. The “2014 Share Incentive Plan” shall terminate on the tenth anniversary of its effective date on July 28, 2014 when the plan was approved by the shareholders of the Company. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from Lianluo Connection, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of Lianluo Connection to pay dividends to us could limit our ability to access cash generated by the operations of our PRC entities. See “Risk Factors—Risks Relating to Doing Business in China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

E. Taxation

The following is a general summary of certain material BVI, PRC and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our Class A Common Shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our Class A Common Shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the Class A Common Shares. Holders of Class A Common Shares are not subject to the BVI income tax on gains realized on the sale or disposition of the Class A Common Shares.

Our Class A Common Shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

PRC Taxation

We are a holding company incorporated in the BVI, which directly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, as amended on February 24, 2017, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Its implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our BVI holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Common Shares, and any gain realized from the transfer of our Class A Common Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Common Shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our Class A Common Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Common Shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their Class A Common Shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

(a)	banks, insurance companies or other financial institutions;
(b)	persons subject to the alternative minimum tax;
(c)	tax-exempt organizations;
(d)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
(e)	certain former citizens or long-term residents of the United States;
(f)	dealers in securities or currencies;
(g)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
(h)	persons that own, or are deemed to own, more than five percent of our capital stock;
(i)	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
(j)	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any State thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our Class A Common Shares.

U.S. Federal Income Tax Consequences for U.S. Holders

Distributions

We do not currently anticipate paying distributions on our Class A Common Shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules.

To the extent that dividends paid on our Class A Common Shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our Class A Common Shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those Class A Common Shares.

Sale or Other Disposition

U.S. holders of our Class A Common Shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of Class A Common Shares equal to the difference between the amounts realized for the Class A Common Shares and the U.S. holder’s tax basis in the Class A Common Shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the Class A Common Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of Class A Common Shares. However, the foreign tax credit rules are complex, and U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of our Class A Common Shares.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on our Class A Common Shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “–U.S. Federal Income Tax Consequences for U.S. Holders– Distributions.”

Dividends received by a non-U.S. holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) will be subject to U.S. federal income tax, net of certain deductions, at the rates applicable to U.S. persons. In addition, corporate non-U.S. holders may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable tax treaty on dividends received that are effectively connected with the conduct of a trade or business in the United States.

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our Class A Common Shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non-U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the U.S.;

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	Lianluo Smart Limited is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our Class A Common Shares.

Non-U.S. holders whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain derived from the sale, net of certain deductions, at the rates applicable to U.S. persons. Corporate non-U.S. holders whose gain is described in the first bullet point above may also be subject to the branch profits tax described above at a 30% rate or lower rate provided by an applicable income tax treaty. Individual non-U.S. holders described in the second bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such non-U.S. holders are not considered to be residents of the United States.

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A Common Shares are regularly traded on an established securities market, such Class A Common Shares will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded Class A Common Shares at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from dispositions of, our Class A Common Shares that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

Information Reporting and Backup Withholding

Payments of proceeds on the disposition of stock made to a holder of our Class A Common Shares may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans and loans from related parties. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term bank borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2018, there were no outstanding short-term borrowings. As of December 31, 2019, short-term borrowings from Hangzhou Lianluo were interest bearing at a fixed rate, so our financial statements were not impacted by changes in interest rates.

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China has been under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, or any other currency.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. In 2019, none of our net revenues were generated from sales denominated in currencies of U.S. dollar. We considered the fluctuations in the exchange rates between the U.S. dollar and the Renminbi had immaterial effect on our operating income.

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

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

On June 8, 2017, the Company held the Annual General Meeting to approve the Company’s amended and restated Memorandum and Articles of Association in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each. Holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Common Share is entitled to one (1) vote on all matters subject to vote of the Company, and each Class B Common Share is entitled to ten (10) votes on all matters subject to vote of the Company.

On April 8, 2020, the Company held a special shareholder meeting at which shareholders approved the following proposals: (X) a proposal to (i) approve a combination of Common Shares at a ratio within the range from one-for-two up to one-for-twenty (the “Share Combination”) to be determined by the Board of Directors of the Company (the “Board”) and (ii) amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that the Board may (a) settle as it considers expedient any difficulty which arises in relation to any combination or consolidation of shares of the Company and (b) determine to compulsorily redeem any fractional shares arising under a share combination of the Company so that (subsequent to such redemption) the shareholder holds a whole number of shares (the “Share Combination Proposal”); (Y) a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company (subject to the determination by the Board of a ratio for the Share Combination) to convert all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 5% of the total issued and outstanding Class B Common Shares immediately after the effectiveness of the Share Combination; and, (Z) a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that shareholders of the Company may amend the Memorandum or Articles of Association of the Company by a resolution consented to in writing by the shareholders representing a majority of the votes of the shares entitled to vote thereon.

On April 15, 2020, the Company filed an amended and restated memorandum and articles of association with the Registry of Corporate Affairs of the British Virgin Islands, under which shareholders of the Company may pass a resolution of shareholders consented to in writing in lieu of a vote at shareholders meetings.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2019 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and interim chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and interim chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

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

The Company’s management, including its Chief Executive Officer and Interim Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2019, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2019 due to the following material weakness:

We do not have sufficient qualified accounting personnel with level of knowledge, experience and training of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

We plan to take steps to remediate the material weakness in our internal control over financial reporting as soon as practicable by:

●	hiring additional internal staff familiar with US GAAP and SEC reporting; and

●	providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements.

Notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Fuya Zheng is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2019	2018
Audit Fees	$362,000	$183,200
Audit-related Fees		55,000
Tax Fees	-	-
TOTAL	$362,000	$238,200

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit-related fees” means fees billed in 2019 and 2018 for professional services rendered by our principal auditors associated with certain due diligence projects.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report during the fiscal year ended December 31, 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Centurion ZD CPA Limited (“Centurion”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent auditors, HHC, on the same date. This disclosure was previously reported on Form 6-K filed with the Securities and Exchange Commission on November 21, 2017.

On January 20, 2020, upon the Audit Committee’s approval, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP as its new independent registered public accounting firm, effective immediately. On the same date, Centurion, the Company’s previous independent registered public accounting firm, was dismissed. This disclosure was previously reported on Form 6-K filed on January 21, 2020.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, our memorandum and articles of association. In addition, because our Class A Common Shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Conyers Dill & Pearman, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2019, we followed the home country practice and did not hold an annual meeting of shareholders.

Under the BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of our total outstanding Common Shares (or securities exercisable for our Common Shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A). In February and March 2020, we followed home country practice with respect to the issuance of Class A Common Shares and warrants exercisable for Class A Common Shares, collectively representing more than 20% of our total Common Shares outstanding before each issuance in connection with three registered direct offerings and concurrent private placements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on April 21, 2020)
2.1*	Description of Rights of Class A Common Shares Registered under Section 12 of the Exchange Act as of December 31, 2019
2.2	Form of Class A Common Share Purchase Warrant dated February 14, 2020 (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 13, 2020)
2.3	Form of Amended and Restated Class A Common Share Purchase Warrant dated February 25, 2020 (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 28, 2020)
2.4	Form of Class A Common Share Purchase Warrant dated March 2, 2020 (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 28, 2020)
4.1	English translation of Loan Agreement Between Lianluo Connection and Hangzhou Lianluo, dated December 21, 2018 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.2	English translation of Loan Agreement Between Hangzhou Lianluo and Lianluo Connection, dated May 10, 2019 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.3	English translation of Office Lease Contract Between Beijing BeiKong Technology Incubator Co., Ltd. and Lianluo Connection, dated October 18, 2019, for 4,689 square feet (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.4	English translation of Office Lease Contract Between Beijing BeiKong Technology Incubator Co., Ltd. and Lianluo Connection, dated October 18, 2019, for 323 square feet (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.5	English translation of Office Lease Agreement Between Beijing Lvchuang Environmental Protection Group Technology Incubator Co., Ltd. and Beijing Dehaier, dated October 20, 2019 (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.6	English translation of Form of Mofeishi Sleep Analysis System Technical Service Agreement between Beijing Dehaier and public hospital customers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.7	2014 Share Incentive Plan (incorporated by reference to the proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, filed with the SEC on July 1, 2014)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
11.1	Code of Conduct and Business Ethics, adopted on 2009 (incorporated by reference to an exhibit to the Company’s Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.2*	Consent from Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited), Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2020	LIANLUO SMART LIMITED

/s/ Zhitao He
Zhitao He
Chief Executive Officer

LIANLUO SMART LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lianluo Smart Limited,

Beijing, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lianluo Smart Limited and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has experienced negative operating cash flows. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2020.

Beijing, China

May 15, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lianluo Smart Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lianluo Smart Limited and subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the two years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the two years ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

Hong Kong, China

May 15, 2019

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2019	2018

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,834	$477,309
Accounts receivable, net	61,779	92,149
Other receivables and prepayments, net	18,867	267,781
Advances to suppliers, net	7,727	152,751
Inventories, net	1,085,016	1,349,102
Other taxes receivable	337,412	374,270
Marketable equity securities	143,478	-
Total Current Assets	1,677,113	2,713,362

Property and equipment, net	656,840	1,261,493
Construction in progress	-	223,772
Non-marketable equity securities	-	1,500,043
Total Assets	$2,333,953	$5,698,670

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$226,215	$234,449
Advances from customers	267,365	232,565
Accrued expenses and other current liabilities	1,530,473	977,119
Warranty obligation	728	8,671
Due to related parties
- short-term borrowings	1,208,331	-
Total Current Liabilities	3,233,112	1,452,804

OTHER LIABILITIES
Warrants liability	389,630	1,129,246

Total Liabilities	3,622,742	2,582,050

Commitments and Contingency

SHAREHOLDERS’ EQUITY
Common stock – Class A, par value $0.002731: 37,888,889 shares authorized as of December 31, 2019 and December 31, 2018; 6,695,475 shares issued and outstanding as of December 31, 2019 and December 31, 2018	18,285	18,285
Common stock – Class B, par value $0.002731: 12,111,111 shares authorized as of December 31, 2019 and December 31, 2018; 11,111,111 shares issued and outstanding as of December 31, 2019 and December 31, 2018	30,345	30,345
Additional paid-in capital	40,833,249	40,620,772
Accumulated deficit	(44,607,198)	(40,156,204)
Accumulated other comprehensive income	2,436,530	2,603,422
Total Equity	(1,288,789)	3,116,620
Total liabilities and equity	$2,333,953	$5,698,670

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2019	2018	2017

Revenues	$383,458	$559,386	$882,011

Costs of revenue	(743,744)	(757,901)	(1,655,970)

Gross loss	(360,286)	(198,515)	(773,959)

Service income	-	-	56,030
Service expenses	-	-	(1,289)
Selling expenses	(835,270)	(2,082,829)	(1,170,378)
General and administrative expenses	(2,593,808)	(3,675,465)	(3,192,030)
(Provision for) recovery from doubtful accounts	(13,011)	(22,229)	23,608
Impairment loss for intangible assets	-	(3,281,779)	-

Operating loss	(3,802,375)	(9,260,817)	(5,058,018)

Financial (expenses) income	557	(37,899)	57,077
Other income (expense), net	(32,227)	(211,151)	94,256
Unrealized loss on marketable securities	(1,356,565)	-	-
Change in fair value of warrants liability	739,616	599,865	(229,749)

Loss before provision for income tax and non-controlling interest	(4,450,994)	(8,910,002)	(5,136,434)

Income tax benefit	-	-	-

Net loss	(4,450,994)	(8,910,002)	(5,136,434)

Less: net loss attributable to non-controlling interest	-	-	-

Net loss attributable to Lianluo Smart Limited	$(4,450,994)	$(8,910,002)	$(5,136,434)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(166,892)	(515,477)	380,077

Comprehensive loss	(4,617,886)	(9,425,479)	(4,756,357)
-less comprehensive loss attributable to non-controlling interest	-	-	-

Comprehensive loss attributable to Lianluo Smart Limited	$(4,617,886)	$(9,425,479)	$(4,756,357)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(In U.S. dollars, except for shares data)

	For the Years Ended December 31,
	2019	2018	2017

Weighted average number of common shares used in computation
-Basic and diluted	17,806,586	17,617,416	17,312,586

Net loss per share of common stock
-Basic and diluted	$(0.25)	$(0.51)	$(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for shares data)

	Common Stock Class A		Common Stock Class B		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

Balance as of January 1, 2017	$6,201,475	$16,936	$11,111,111	$30,345	$37,261,366	$(26,109,768)	$2,738,822	$13,937,701
Net proceeds from issuance of common stock, net of issuance costs	-	-	-	-	1,492,538	-	-	1,492,538
Stock based compensation	-	-	-	-	479,233	-	-	479,233
Foreign currency translation	-	-	-	-	-	-	380,077	380,077
Net loss	-	-	-	-	-	(5,136,434)	-	(5,136,434)

Balance as of December 31, 2017	$6,201,475	$16,936	$11,111,111	$30,345	$39,233,137	$(31,246,202)	$3,118,899	$11,153,115
Issuance of shares upon excise of share-based awards	190,000	52			17,799	-	-	17,851
Issuance of shares to non-employees	475,000	1,297			1,122,702	-	-	1,123,999
Stock based compensation to employees			-	-	247,134	-	-	247,134
Foreign currency translation			-	-	-	-	(515,477)	(515,477)
Net loss			-	-	-	(8,910,002)	-	(8,910,002)

Balance as of December 31, 2018	6,695,475	18,285	11,111,111	$30,345	$40,620,772	$(40,156,204)	$2,603,422	$3,116,620
Stock based compensation			-		69,176	-	-	69,176
Exemption of borrowings from related party					143,301			143,301
Foreign currency translation			-	0	0	0	(166,892)	(166,892)
Net loss			0	0	0	(4,450,994)	-	(4,450,994)
Balance as of December 31, 2019	$6,695,475	$18,285	11,111,111	$30,345	$40,833,249	$(44,607,198)	$2,436,530	$(1,288,789)

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended December 31,
	2019	2018	2017

Cash flows from operating activities
Net loss	$(4,450,994)	$(8,910,002)	$(5,136,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation to employees	69,176	247,134	479,233
Stock-based compensation to non-employees	179,112	944,887
Depreciation and amortization	778,117	827,630	1,328,403
Loss from disposal of inventories	6,218	58,992	-
Change in fair value of warrants liability	(739,616)	(599,865)	229,749
Loss on disposal of equipment and intangible assets	18,502	232,171	-
(Recovery from) provision for doubtful accounts:	-	-	-
– accounts receivable	10,148	5,826	(46,831)
– other receivables and prepayments	499	16,403	32,213
Change in warranty obligation	(7,911)	(10,261)	(130,885)
(Recovery from) provision for inventory obsolescence	2,363	-	(73,860)
Impairment loss for intangible assets	-	3,281,779	-
Unrealized loss on marketable securities	1,356,565	-	-
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	20,222	(88,270)	115,239
Decrease (increase) in advances to suppliers	-	-	-
– third parties	145,024	233,490	(341,776)
– related party	-	-	194,311
Decrease(increase) in other receivables and prepayments	69,773	23,352	(71,117)
Increase in interest receivable – related party	(2,523)	(161,384)	-
Decrease(increase) in inventories	255,592	(137,464)	(2,007,026)
Decrease(increase) in other taxes receivable	36,858	(92,897)	(281,373)
Decrease(increase) in accounts payable	(8,234)	186,561	(24,563)
Increase in interest payable- related party	2,053	178,708	-
Decrease in due to related parties – Trade	-	-	(475)
Increase (decrease) in advances from customers	34,799	(80,602)	206,646
Increase in accrued expenses and other current liabilities	553,354	214,245	119,549
Net cash used in operating activities	(1,670,903)	(3,629,567)	(5,408,997)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars)

	For the years ended December 31,
	2019	2018	2017

Cash flows from investing activities
Proceeds from disposal of equipment	23,016	1,309	-
Capital expenditures and other additions	-	(776,328)	(40,780)
Loan to a related party	-	(6,000,000)	(3,000,000)
Repayment from a related party	-	549,192	3,000,000
Consideration paid to BTL	-	-	(146,032)
Non-marketable equity investments	-	-	(1,500,043)
Net cash provided by (used in) investing activities	23,016	(6,225,827)	(1,686,855)

Cash flows from financing activities
Loans from related parties	1,362,681	3,682,642	1,480,320
Net proceeds from option exercises	-	17,851	-
Net proceeds from issuance of common stock, net of issuance costs	-	-	1,492,538
Net cash provided by financing activities	1,362,681	3,700,493	2,972,858

Effect of exchange rate fluctuations on cash and cash equivalents	(169,269)	(177,275)	139,656

Net decrease in cash and cash equivalents	(454,475)	(6,332,176)	(3,983,338)

Cash and cash equivalents at beginning of year	477,309	6,809,485	10,792,823
Cash and cash equivalents at end of year	$22,834	$477,309	$6,809,485

Supplemental cash flow information
Cash paid during the year for:
Income tax	$-	$-	$-
Interest	$-	$14,840	$3,812
Non-cash investing and financing activities:
Acquisition of property and equipment and construction in progress by decreasing inventories	$-	$947,172	$-
Offset short-term borrowings - related party against loans to a related party (including accrued interests)	$-	$5,381,589	$-

The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

On April 28, 2016, the Company entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive” or “Hangzhou Lianluo”) to sell 11,111,111 of its common shares and warrants to purchase common shares to Lianluo Interactive for an aggregate purchase price of $20 million (Note 14).

Lianluo Smart distributed and provided after-sale services for medical equipment in China mainly through its wholly-owned subsidiary, Beijing Dehaier Medical Technology Co., Limited (“Beijing Dehaier”) and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”), which were both formed in Beijing, the PRC, for the business development in the health equipment market.

Currently, Lianluo Smart owns 100% of Lianluo Connection and Lianluo Connection owns 100% of Beijing Dehaier.

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

2.	GOING CONCERN AND LIQUIDITY

As of December 31, 2019, the Company had $0.02 million in cash and cash equivalents which decreased from $0.48 million at December 31, 2018. The Company’s principal sources of liquidity have been proceeds from issuances of equity securities, and loans from banks and related parties. As reflected in the consolidated financial statements, the Company had a net loss of $4.45 million and used $1.67 million of cash in operation activities for the year ended December 31, 2019. The Company had a working capital deficiency of $1.56 million. This has raised substantial doubt about the Company’s ability to continue as a going concern. In February and March 2020, the Company obtained approximately $7.2 million equity financing. Considering equity financing and the cost cutting activities, the Company believes that the current cash and cash equivalents and the anticipated cash flows from operations will be sufficient to meet the anticipated working capital requirements and expenditures for the next 12 months. The Company may, however, decide to enhance the liquidity position or increase the cash reserve for future investments or operations through additional capital, and finance funding from banks and/or related parties. The issuance and sale of additional equity would result in further dilution to the Company’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the operations.

As described in Note 21, on January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

As a result of these events, the Company assessed its near-term operations, working capital, finances and capital formation opportunities, and implemented, in late December 2019 and early February 2020, a downsizing of our operations, including workforce reductions, reductions of salaried employee compensation and a reduction of hours worked to preserve cash resources, cut costs and focus the Company’s operations on customer-centric sales and project management activities. The extent to which COVID-19 will impact the Company’s business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

The Company’s service was suspended due to restrictions and hospital closures except for essential services in February 2020 and recovered gradually in March 2020 as hospitals began to resume business.

The duration and likelihood of success of the Company’s downsizing effort, workforce reduction and cost-cutting measures are uncertain. If these actions do not meet the expectations, or additional capital is not available, the Company may not be able to continue their operations. Other factors that will affect the ability to continue operations include the market demand for the products and services, the ability to service the needs of the Company’s customers and prospects with a reduced workforce, potential contract cancellations, project scope reductions and project delays, management of the working capital, the availability of cash to fund the operations, and the continuation of normal payment terms and conditions for purchase of the products and services.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries. All inter-company transactions and balances are eliminated in consolidation.

Foreign currency translation and transactions

The functional currency of Lianluo Smart Limited is United States dollars (“US$” or “$”). The functional currency of Beijing Dehaier and Lianluo Connection are Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

The financial statements of the Company’s foreign operations are translated into US$ in accordance with ASC 830-10, “Foreign Currency Matters”. For financial reporting purposes, the financial statements of the Company’s PRC subsidiary are prepared using RMB are translated into Company’s reporting currency, the US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and Shareholders’ equity is translated at historical exchange rates except for the change in retained earnings during the year which is the result of the income. The cumulative translation adjustments are recorded in accumulated other comprehensive income in the accompanying consolidated statements of shareholders’ equity.

The exchange rates applied are as follows:

	December 31, 2019	December 31, 2018
RMB to US$ exchange rate at balance sheets dates,	6.9762	6.8755

	Year Ended December 31,
	2019	2018	2017
Average RMB to US$ exchange rate for each year	6.8985	6.6090	6.7553

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from People’s Bank of China.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, reserve for doubtful accounts, valuation of inventories, impairment testing of long-term assets, standard warranty obligation, warrants liability, stock-based compensation, recoverability of intangible assets, property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. The Company maintains uninsured cash and cash equivalents with various financial institutions in the PRC.

Accounts Receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Accounts receivable terms typically are net 60-180 days from when the services were provided, or when goods were delivered.  At December 31, 2019 and 2018, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $36,416 and $26,773, respectively.

Other Receivables and Prepayments, net

Other receivables and prepayments primarily include advances to employees, prepaid rentals and deposits to landlords and service providers. Management regularly reviews aging of receivables and prepayments and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection.

Advances to Suppliers, net

The Company, as a common practice in the PRC, often makes advance payments to suppliers for unassembled parts. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired.

Fair Value of Financial Instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The Company’s carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments are a reasonable estimate of their fair values because carrying value of cash and cash equivalents, accounts receivable, accounts payable, other payables and accrued liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term related party borrowings were not materially different from their carrying value as presented due to the short maturities. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy. The three levels of valuation hierarchy are defined as follows:

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

The marketable equity securities are accounted at fair value, with changes in fair value recorded through earnings. The fair value of marketable equity securities was determined using the quote price in the active market, with Level 1 inputs (Note 9).

The fair value of warrants was determined using the Black Scholes Model, with level 3 inputs (Note 14).

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

Inventories

Inventories include raw materials, working in progress and finished goods and consist of assembled and unassembled parts relating to medical devices. Inventories are stated at the lower of cost or net realizable value. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and writes down inventories to net realizable value, if lower. Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature. Management of the Company reassesses the estimations at the end of each reporting period.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the useful lives or the lease term
Machinery and equipment	2 - 3 years
Furniture and office equipment	3 - 5 years
Motor vehicles	3 years

Construction in progress represents capital expenditures for direct costs of construction or acquisition. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software copyrights	20 years
Patent rights	10 years
Other software	5 years

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company determined that, for the years ended December 31, 2019 and 2018, impairment loss for intangible assets was $nil and $3,281,779, respectively.

Equity securities

The Company’s equity securities represent equity investments in Guardion Health Sciences, Inc. (“GHSI”) made in November 2017. The Company holds less than 5% of the GHSI’s total shares. Details see Note 9. The equity securities were accounted for as non-marketable securities in 2018 on the balance sheets and as marketable securities in 2019 when GHSI went public in April 5, 2019.

Prior to January 1, 2018, the Company accounted for the equity securities at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investments.

Subsequent to the adoption of ASU 2016-01 on January 1, 2018, equity investments, except for those accounted for under the 2016-01 equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Pursuant to ASU 2016-01, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date.

As of December 31, 2018, the investment without readily determinable fair value was accounted for under the measurement alternative method of accounting. The investment was measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2019, the investment was accounted at fair value with changes recorded through earnings.

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

The Company distributes medical equipment, such as sleep apnea machines, ventilator air compressors, laryngoscope, in China. Control of products sold transfers to customers upon shipment from the Company’s facilities, and the Company’s performance obligations are satisfied at that time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. The Company also provides after-sale services for medical equipment, such as sleep apnea machines, ventilator air compressors, laryngoscope, in China. The Company typically sells its branded products with standard warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components.

The Company evaluates its arrangements with distributors and determines that it is the primary obligor in the sales of distributed products, is subject to inventory risk, has latitude in establishing prices, and assumes credit risk for the amount billed to the customer, or has several but not all of these indicators. In accordance with ASC 606, the Company determines that it is appropriate to record the gross amount of product sales and related costs. As the Company is a principal and it obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred.

2.	Provision of sleep diagnostic services

Starting from 2018, the Company started to earn service revenue from provision of technical services in relation to detection and analysis of Obstructive Sleep Apnea Syndrome (“OSAS”). The Company is focused on the promotion of sleep respiratory solutions and service in public hospitals. Its wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. Revenue is recognized when the Company’s diagnostic services are provided to the user at medical centers and public hospitals.

In the PRC, value added tax (“VAT”) of 13% and 6% of the invoice amount is collected in respect of the sales of goods and service rendered, respectively, on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Cost of Revenues

Cost of revenues primarily includes wages to assemble parts and the costs of unassembled parts, other expenses associated with the assembly and distribution of products and depreciation of fixed assets in the provision of services.

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

Advertising Expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2019, 2018 and 2017, advertising and promotional expenses recognized in the consolidated statements of comprehensive loss were $19,811, $56,259 and $76,592, respectively.

Warranty

The Company typically sells its branded products with standard warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components.

The Company provides for the estimated cost of product warranties at the time revenue is recognized and records warranty expenses in the selling expenses. The Company’s warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting product failure. Should actual material usage or service delivery costs differ from the Company’s estimates, the Company may reverse warranty liability at warranty expiry date.

Recovery gain from warranty expense accrued for the years ended December 31, 2019, 2018 and 2017 was $(7,911), $(10,261) and $(130,885), respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, and included in general and administrative expenses. Research and development costs were $0, $301,713 and $344,575 for the years ended December 31, 2019, 2018 and 2017, respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of government subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as “deferred income” when received and will be recorded as operating income when the conditions are met. During the years ended December 31, 2019, 2018 and 2017, government subsidies with no further conditions to be met of $0, $0 and $17,394, respectively, were recorded.

Leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life of the leased property. The majority of the Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets for short term leases.

Loss per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”.  The Company has been authorized to issue Class A and Class B common stock. The two classes of common stock are substantially identical in all material respects, except for voting rights. Since the Company did not declare any dividends during the years ended December 31, 2019 and 2018, the net loss per common share attributable to each class is the same under the “two-class” method. As such, the two classes of common stock have been presented on a combined basis in the consolidated statements of operations and comprehensive income and in the above computation of net income per common share.

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

Stock-Based Compensation

The Company accounts for stock-based share-based compensation awards to employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is zero based on the Company’s current and expected dividend policy.

Share-based compensation expenses for stock-based share-based compensation awards granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Company applies the guidance in ASC 718 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Comprehensive income

Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the years ended December 31, 2019, 2018 and 2017 included cumulative foreign currency translation adjustments.

Segment Information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2017, there was only one segment, which is the business of developing, commercializing and distribution of medical equipment, such as sleep apnea machines, ventilator air compressors, and laryngoscope. During 2018, the Company started to earn service revenue from provision of technical services in relation to diagnosis of Obstructive Sleep Apnea Syndrome (“OSAS”). The Company is focused on the promotion of sleep respiratory solutions and service in public hospitals. Its wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. We have two reportable segments: sale of medical equipment and provision of OSAS during 2018 and 2019.

	For the Years Ended December 31,
	2019	2018	2017

Revenues
Sale of medical equipment	$212,394	$342,344	$882,011
Provision of OSAS diagnostic services	171,064	217,042	-
Total net revenues	383,458	559,386	882,011

Cost of revenue
Sale of medical equipment	(112,942)	(464,918)	(1,655,970)
Provision of OSAS diagnostic services	(630,802)	(292,983)	-
	(743,744)	(757,901)	(1,655,970)

Gross loss
Sale of medical equipment	99,452	(122,574)	(773,959)
Provision of OSAS diagnostic services	(459,738)	(75,941)	-
	(360,286)	(198,515)	(773,959)

Depreciation and amortization expense:
Sale of medical equipment	$84,371	$535,800	$1,328,403
Provision of OSAS diagnostic services	693,746	291,830	-
	$778,117	$827,630	$1,328,403

Capital expenditure
Sale of medical equipment	$-	$16,137	$40,780
Provision of OSAS diagnostic services	-	760,191	-
	$-	$776,328	$40,780

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

Concentrations of credit, economic, political risks and exchange risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operation in the PRC is subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables are limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of a fluctuating exchange rates, record higher or lower profit depending on exchange rate of PRC Renminbi (RMB) converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

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

The implementation of ASC 740 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2019, 2018 and 2017, the Company did not incur any interest or penalties.

Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We applied the new revenue standard beginning January 1, 2018. We have analyzed the Company’s revenue from contracts with customers in accordance with the new revenue standard and determined the impact on the consolidated financial statements was not material.

In June 2018, the FASB issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”, which expands the requirements of ASC Topic 718 to include nonemployee share-based payment awards while it retains specific guidance related to the attribution of compensation cost and provides for potential differences in the valuation of options. ASU 2018-07 supersedes Subtopic 505-50, “Equity—Equity-Based Payments to Non-Employees”, and is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2018. We adopted the ASU 2018-07 beginning January 1, 2019. The standard did not have a material impact on our consolidated financial statements.

Codification Improvements to Topic 842, Leases (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842), Targeted Improvements (“ASU 2018-11”). The amendments in ASU 2018-10 affect only narrow aspects of the guidance issued in the amendments in ASU 2016-02, including but not limited to lease residual value guarantee, rate implicit in the lease and lease term and purchase option. The amendments in ASU 2018-11 provide an optional transition method for adoption of the new standard, which will allow entities to continue to apply the legacy guidance in ASC 840, including its disclosure requirements, in the comparative periods presented in the year of adoption.

Effective January 1, 2019 we adopted the new standard using the modified retrospective approach and implemented internal controls to enable the preparation of financial information upon adoption. We elected to adopt both the transition relief provided in ASU 2018-11 and the package of practical expedients which allowed us, among other things, to retain historical lease classifications and accounting for any leases that existed prior to adoption of the standard. Additionally, we elected the practical expedients allowing us not to separate lease and non-lease components and not record leases with an initial term of twelve months or less (“short-term leases”) on the balance sheet across all existing asset classes. The standard did not materially impact our consolidated statements of operations or cash flows.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This standard eliminates the current requirement to disclose the amount or reason for transfers between level 1 and level 2 of the fair value hierarchy and the requirement to disclose the valuation methodology for level 3 fair value measurements. The standard includes additional disclosure requirements for level 3 fair value measurements, including the requirement to disclose the changes in unrealized gains and losses in other comprehensive income during the period and permits the disclosure of other relevant quantitative information for certain unobservable inputs. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software – Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement.” This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement service contract with the guidance to capitalize implementation costs of internal use software. The ASU also requires that the costs for implementation activities during the application development phase be capitalized in a hosting arrangement service contract, and costs during the preliminary and post implementation phase are expensed. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of adoption of this standard, but does not anticipate that the adoption will have a material effect on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. If already adopted, the amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019 and the amendments of ASU 2017-12 are effective as of the beginning of the Company’s next annual reporting period; early adoption is permitted. The Company previously adopted ASU 2016-01. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves various financial instruments topics, including the CECL Standard. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 4 and Issue 5 were effective upon issuance of ASU 2020-03. The amendments related to Issue 3, Issue 6 and Issue 7 were effective for the Company beginning on January 1, 2020. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Accounts receivable	$98,195	$118,922
Less: reserve for doubtful accounts	(36,416)	(26,773)
Accounts receivable, net	$61,779	$92,149

During the years ended December 31, 2019, 2018 and 2017, bad debts (recovery of bad debts) were $10,148, $5,826 and $(46,831) respectively.

5.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Rental deposits	$36,846	$43,838
Prepaid expenses	29,939	271,965
Advances to employees	78	47
	66,863	315,850
Less: reserves for doubtful accounts	(47,996)	(48,069)
Other receivables, net	$18,867	$267,781

During the years ended December 31, 2019, 2018 and 2017, bad debts on other receivables were $499, $16,403 and $32,213, respectively.

6.	INVENTORIES

Inventories as of December 31, 2019 and 2018 consist of the following:

	2019	2018

Raw materials	$25,985	$27,638
Work in progress	779	902
Finished goods	1,060,615	1,320,562
Total inventories	$1,087,379	$1,349,102
Less: inventory impairment loss	(2,363)	-
Inventories, net	1,085,016	1,349,102

During the years ended December 31, 2019, 2018 and 2017, write-downs of inventories to lower of cost or net realizable value of $2,363, $0 and $(73,860), respectively, were (credited against) charged to costs of revenue in relation to the Company’s operations. Subsequent sale of impaired inventory items is recorded as credits to inventory write-downs previously recorded.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Plant and machinery	$1,915,160	$1,770,626
Automobiles	137,367	139,380
Office and computer equipment	22,689	37,005
Total property and equipment	2,075,216	1,947,011
Less: Accumulated depreciation	(1,418,376)	(685,518)
Property and equipment, net	$656,840	$1,261,493

Depreciation from the Company’s operations were $778,117, $467,929 and $974,432 for the years ended December 31, 2019, 2018, and 2017 respectively.

The Company did not record any impairment on its property and equipment for the years ended December 31, 2019, 2018 and 2017.

8.	INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Software copyright	$1,673,830	$1,698,359
Patent and others	2,975,905	3,019,516
Total intangible assets	$4,649,735	4,717,875

Less: Accumulated amortization	(1,541,480)	(1,564,070)
Less: Impairment loss	(3,108,255)	(3,153,805)
Intangible assets, net	$-	$-

Amortization expense from the Company’s continuing operations was $0, $359,701 and $353,971 for the years ended December 31, 2019, 2018, and 2017, respectively.

The Company recorded impairment on its intangible assets from its continuing operations $0, $3,281,779 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively. During the year ended December 31, 2018, as a result of lower-than-expected revenue performance of the Company, management determined not to further update and maintain its software copyright and patent for the therapy products of sleep respiratory business. The unamortized software copyright and patent and others of $3,281,779 were fully impaired.

9.	EQUITY SECURITIES

On November 3, 2017 (the “Effective Date”), the Company completed a purchase of an aggregate of 1,304,348 shares of common stock, par value $0.001 per share (the “Shares”) of Guardion Health Sciences, Inc. (“GHSI” or the “Seller”), at a purchase price of $1.15 per Share (or a purchase price of $1.5 million in the aggregate) in a private placement (the “Private Placement”). The Private Placement occurred pursuant to a Stock Purchase Agreement dated November 3, 2017 (the “Purchase Agreement”) by and among GHSI as Seller and (i) LLIT and (ii) Digital Grid (Hong Kong) Technology Co., Limited (“DGHKT”; and together with LLIT, “Purchasers”), as purchasers of, in aggregate, 4,347,827 Shares for aggregate purchase price of $5.0 million. The investments account for less five percent of GHSI’s total shares.

Prior to January 1, 2018, the Company accounted for the equity securities at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2018, under ASU 2016-01 the Company elected to measure this equity investment using the measurement alternative, which requires that the investment is measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. For the year ended December 31, 2018 the investment was not impaired and there were no observable price changes.

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

The Company accounted for the equity securities as marketable securities as of December 31, 2019. The share price of GHSI at December 31, 2019 is $0.22 per share, based on which the Company re-valued its equity securities in GHSI and recognized the fair value change of $1,356,565 through unrealized loss on marketable securities.

10.	SHORT-TERM BORROWINGS

	December 31,
	2019	2018
Loans from Hangzhou Lianluo Interactive.	$931,450	$-
Loans from DGHKT.	33,000	-
Loans from Ping Chen	243,881	-
Total short-term borrowings	1,208,331	-

The short-term borrowings are all from related parties. See Note 19.

Interest expense on short-term borrowings amounted to $0, $200,799 and $6,246 for the years ended December 31, 2019, 2018 and 2017, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Accrued salaries and social welfare	$663,929	$337,599
Accrued expenses	572,932	388,572
Reimbursed employee’s expense	27,460	50,228
Deposits from customers	253,014	198,907
Others	13,138	1,813
Total accrued expenses and other current liabilities	$1,530,473	$977,119

12.	COMMITMENTS AND CONTINGENCY

Operating Leases

Rent expense for the years ended December 31, 2019, 2018 and 2017 was $206,006, $301,021 and $244,860, respectively. The lease commitment is $46,340 with a contract maturity date at December 16, 2020. All of Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets related to short term leases.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have either a three-year employment contract renewable on an annual basis or non-fixed term employment contract.

Contingency

The Company is periodically the subject of various pending or threatened legal actions and claims arising out of its operations in the normal course of business. In the opinion of management of the Company, adequate provision has been made in the Company’s financial statements at December 31, 2019.

13.	EQUITY

Common Shares

LLIT is authorized to issue 37,888,889 shares of Class A common stock and 12,111,111 shares of Class B common stock, each with a par value of $0.002731. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Shares of Class A common stock and Class B common stock are treated equally, identically and ratably with respect to any dividends declared by the Board of Directors unless the Board of Directors declares different dividends to the Class A common stock and Class B common stock by getting approval from a majority of common stock holders.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with Hangzhou Lianluo pursuant to which Hangzhou Lianluo has agreed to purchase 11,111,111 common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016. In August 2016, the Company closed the securities purchase agreement (the “Securities Purchase Agreement”) with Hangzhou Lianluo and Hangzhou Lianluo completed the purchase of $20 million of the Company’s common shares and warrants to purchase common shares (Note 14). As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from Hangzhou Lianluo which had been collected on April 13, 2017.

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

In 2018, the Company issued an aggregate of 275,000 common shares to a consultant under the Company’s incentive plan for advice and services provided concerning the Company’s merger and acquisition planning, development and strategy implementation. The 275,000 common shares were issued in two tranches including 137,500 common shares issued on February 21, 2018 and 137,500 common shares issued on March 5, 2018. The fair value of the 275,000 common shares was $835,999, which was calculated based on the grant date stock price of $3.18 on February 21, 2018 and of $2.90 on March 5, 2018. During the year ended December 31, 2018, the Company amortized $835,999 as consulting expenses.

Also in 2018, the Company issued 200,000 common shares to a consulting firm for management consulting and advisory services to be provided for a period of 12 months up to August 15, 2019. The fair value of these shares on the grant date based on the closing price was approximately $288,000. During the year ended December 31, 2018 and 2019, the Company amortized $108,888 and $179,112 as consulting expenses.

At December 31, 2019 and 2018, the number of shares of Class A common stock issued and outstanding was 6,695,475 and 6,695,475 respectively. At December 31, 2019 and 2018, the number of shares of Class B common stock issued and outstanding was 11,111,111 and 11,111,111, respectively.

Statutory Surplus Reserves

A PRC company is required to make appropriations to statutory surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve is required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s’ registered capital.

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

No amount was allocated to the statutory surplus reserve account as both the subsidiaries in China had incurred accumulated losses as of December 31, 2019 and 2018.

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

As of December 31, 2019, all outstanding options have been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
10	126%-228%	0%	0.73%-1.65%	$1.22-$5.15

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value (1)
Outstanding as of January 1, 2018	1,016,867	$2.26
Forfeited	(84,000)	-
Exercised	(51,000)
Outstanding as of December 31, 2018	881,867	$2.34
Forfeited	(87,000)
Exercised	-
Outstanding as of December 31, 2019	794,867	$2.40	$-

(1)	The intrinsic value of the stock options at December 31, 2019 is the amount by which the market value of the Company’s common stock of $0.39 as of December 31, 2019 exceeds the exercise price of the options.

Following is a summary of the status of options outstanding and exercisable at December 31, 2019:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life (years)	Average exercise price	Number	Average remaining contractual life (years)

$1.45	105,000	2.00	$1.45	105,000	2.00

$2.30	94,000	3.77	$2.30	94,000	3.77

$5.31	131,000	4.64	$5.31	131,000	4.64

$1.64	119,000	5.60	$1.64	119,000	5.60

$1.88	345,867	6.22	$1.88	345,867	6.22

	794,867			794,867

For the years ended December 31, 2019, 2018 and 2017, the Company recognized $69,176, $247,134 and $479,233 respectively, as compensation expense under its stock option plan.

As of December 31, 2019, unrecognized share-based compensation expense related to options was nil.

14.	WARRANTS

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with Hangzhou Lianluo. In this SPA, Hangzhou Lianluo is entitled with 1,000,000 warrants to acquire from the Company 1,000,000 common shares at purchase price of $2.20 per share. The warrants will be exercisable at any time. The Company recognized the warrants as a derivative liability because warrants can be settled in cash. Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period.

There was a total of 1,000,000 warrants issued and outstanding as of December 31, 2019 and 2018.

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	December 31,
Stock options	2019	2018	2017
Market price per share (USD/share)	$0.39	$1.13	1.73
Exercise price (USD/share)	2.20	2.20	2.20
Risk free rate	1.81%	2.6%	2.36%
Dividend yield	0%	0%	0%
Expected term/Contractual life (years)	6.3	7.3	8.3
Expected volatility	279.93%	256.20%	241.20%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	December 31,
	2019	2018	2017
Beginning balance	$1,129,246	$1,729,111	$1,499,362
Warrants issued to Hangzhou Lianluo	-	-	-
Warrants redeemed	-	-	-
Fair value change of the issued warrants included in earnings	(739,616)	(599,865)	229,749
Ending balance	$389,630	$1,129,246	1,729,111

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2018	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2018	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2019	1,000,000	$2.20

15.	SELLING EXPENSES

The Company’s selling expenses consist of the followings:

	Year ended December 31,
	2019	2018	2017
Salaries and social welfare	$761,774	$1,765,019	$805,048
Travelling expenses	34,244	170,931	150,648
Service fee	12,369	41,437	84,445
Advertising & promotion	19,811	56,259	76,592
Entertainment fee	4,848	42,656	35,438
Office expense	-	1,960	7,302
Others	2,224	4,567	10,905
Total Selling expenses	$835,270	$2,082,829	$1,170,378

16.	GENERAL AND ADMINISTRATIVE EXPENSES

The Company’s general and administrative expenses consist of the followings:

	Year ended December 31,
	2019	2018	2017
Salaries and social welfare	$1,358,629	$1,068,643	$862,660
Service fee	750,734	1,493,403	915,228
Office expense	268,555	391,850	388,751
Research & Development	-	301,713	344,575
Depreciation &Amortization	138,811	79,177	31,739
Stock compensation	69,176	247,134	479,233
Entertainment fee	4,176	22,593	-
Travel Expense	1,056	17,902	75,080
Others	2,671	53,050	94,764
Total General and administrative expenses	$2,593,808	$3,675,465	$3,192,030

17.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	2017

Net loss attributable to the Company’s common shareholders	$(4,450,994)	$(8,910,002)	$(5,136,434)
Weighted average shares outstanding – Basic and diluted	17,806,586	17,617,416	17,312,586
Loss per share – Basic and diluted	$(0.25)	$(0.51)	$(0.30)

The Company has been authorized to issue Class A and Class B common stock. The two classes of common stock are substantially identical in all material respects, except for voting rights. Since the Company did not declare any dividends during the years ended December 31, 2019 and 2018, the net loss per common share attributable to each class is the same under the “two-class” method. As such, the two classes of common stock have been presented on a combined basis in the consolidated statements of operations and comprehensive income and in the above computation of net loss per common share.

For the years ended December 31, 2019, 2018 and 2017, all the outstanding warrants and options were anti-dilutive.

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

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009, 2012 and 2015, Beijing Dehaier updated its certification for “high technology” company. Therefore, Beijing Dehaier used a 15% income tax rate to calculate the income tax expense for the years ended December 31, 2017, 2016 and 2015. In 2018, Beijing Dehaier did not pass the certification for “high technology” company, and therefore, is subject to a PRC income tax rate of 25% on its 2018 income.

The tax rate for Lianluo Connection is 25%.

The BVI and PRC components of loss before income taxes consisted of the following:

	Years Ended December 31,
	2019	2018	2017

BVI	$(1,385,394)	$(957,973)	$(1,724,488)
PRC	(3,065,600)	(7,952,029)	(3,411,946)
Loss before income taxes	$(4,450,994)	$(8,910,002)	$(5,136,434)

The income taxes (benefit) provision for the years presented is as follows:

Years Ended December 31,
	2019	2018	2017

Current:
BVI	$-	$-	$-
PRC	-	-	-
	-	-	-
Deferred:
BVI	-	-	-
PRC	-	-	-
Income taxes (benefit) provision	$-	$-	$-

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	Years ended December 31,
	2019	2018	2017
Loss before provision for income tax and non-controlling interests	$(4,450,994)	$(8,910,002)		$(5,136,434)
PRC corporate income tax rate	25%	25%		25%
Income tax benefit computed at PRC statutory corporate income tax rate	(1,112,749)	(2,227,500)		(1,284,108)
Reconciling items:
Allowances and reserves	20,414	4,940		126,090
Impairment on intangible assets	-	818,935		-
BVI tax rate and PRC tax law differential	346,349	239,493		431,122
Others	40,828	300		39,977
Valuation allowance on deferred tax assets	705,158	1,163,832		686,919
Income tax benefit	$-	$-	$

Deferred taxes assets

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2019 and 2018 are presented below:

	2019	2018
Deferred tax assets
Allowances and reserves	$155,354	$134,940
Impairment on intangible assets	818,935	818,935
Net operating loss carried forward	3,789,703	2,458,463
Valuation reserve	(4,763 992)	(3,412,338)
Deferred tax assets, non-current	$-	$-

As of December 31, 2019, the Company’s PRC subsidiaries had net operating loss carry forwards of $15,158,812, which will expire in various years through year 2024. Management believes it is more likely than not that the Company will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation reserve was provided against the full amount of the potential tax benefits.

Uncertain tax position

The accounting for uncertain tax positions prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more-likely than-not of being sustained on audit, based on the technical merits of the position. The Company recorded a net charge for unrecognized tax benefits in 2019 and 2018 of $0 and $0, respectively. The Company includes interest and penalties related to unrecognized tax benefits, if any, within the benefit from (provision for) income taxes.

The Company only files income tax returns in PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

19.	RELATED PARTY TRANSACTIONS AND BALANCE

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	During the years ended December 31, 2019, 2018 and 2017, the Company purchased from Hangzhou Lianluo, its controlling shareholder, and subsidiary of $42,000, $204 and $3,760, respectively. As of December 31, 2019, the Company reported $42,000 payable to Hangzhou Lianluo and subsidiary.

(2)	During the years ended December 31, 2019, 2018 and 2017, the Company sold equipment of $9,588, $nil and $nil to a related party company in which its previous CEO Mr. Ping Chen holds 51% ownership in, respectively. As of December 31, 2019, the Company reported an outstanding receivable of $10,708 due from the related party company

(3)	On July 1, 2018, the Company leased office premises from Hangzhou Lianluo for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2019 and 2018 were $35,892 and $39,942, respectively. As of December 31, 2019, the Company reported an outstanding rental payable of $75,834 to Hangzhou Lianluo.

(4)	Short-term borrowing from related party companies:

i) Borrowings from Hangzhou Lianluo

As of December 31, 2019, the loan balance consists of the following from Hangzhou Lianluo:

No.	Principal (USD)	From	To
1	57,320	February 2, 2019	February 1, 2020
2	24,361	March 7, 2019	March 6, 2020
3	85,980	April 8, 2019	April 7, 2020
4	57,320	June 27, 2019	June 26, 2020
5	56,942	July 19, 2019	July 18, 2020
6	12,154	July 22, 2019	July 21, 2020
7	145,854	August 6, 2019	August 6, 2020
8	71,650	May 20, 2019	May 19, 2020
9	419,869	May 21, 2019	May 20, 2020
Total	931,450

During 2019, the Company borrowed $942,500 from Hangzhou Lianluo, repaid $0; the loans are non-interest bearing. In addition, the above loans due at February 1, 2020, March 6 and April 7, 2020 has been extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report.

As of December 31, 2018, the loan balance was zero. During 2018, the Company borrowed $3,682,592 carrying an annual interest rate of 5%-8% and was fully settled through debt offset agreement among the Company, Hangzhou Lianluo and DGHKT. Debt offset agreements refer to below iv) Borrowings to DGHKT.

ii) Borrowings from DGHKT

As of December 31, 2019, the loan balance consists of the following from DGHKT, an affiliate of Hangzhou Lianluo:

No.	Principal (USD)	From	To
1	5,000	May 20, 2019	May 19, 2020
2	17,000	November 28, 2019	November 27, 2020
3	6,000	December 5, 2019	December 4, 2020
4	5,000	December 24, 2019	December 23, 2020
Total	33,000

During 2019, the Company borrowed $33,000 interest free, and repaid $0 in principal.

iii) Borrowings from Mr. Ping Chen:

During 2019, the Company borrowed from Mr. Ping Chen, its previous CEO, free of interest to fund its operation. During 2019, 2018 and 2017, the borrowings were $387,182, nil and nil, and Mr. Ping Chen forgave a debt of $143,301 d in 2019. The balances were $243,881, nil and nil as of December 31, 2019, 2018 and 2017, respectively.

iv) Borrowings to DGHKT

On March 15, 2018, the Company entered into a $6 million loan agreement with DGHKT (an affiliate of Hanghzou Lianzhou) for a term of 12 months. The Company also borrowed RMB34.3 million (equivalently $5.20 million) from Hangzhou Lianluo, its principal shareholder.

Pursuant to an agreement dated December 27, 2018, the Company, DGHKT, Hangzhou Lianluo agreed that the outstanding amount owed by DGHKT to us of RMB35.6 million be repaid by Hangzhou Lianluo on behalf of DGHKT, to the Company. This repayment is agreed to be settled in the form of offset against the amount owed by the Company to Hangzhou Lianluo of RMB35.6 million (equivalent to $5.2 million). As a result, the Company no longer owed or were owed by Hangzhou Lianluo or DGHKT any amount as of December 31, 2018.

20.	CONCENTRATIONS

Major Customers

For the year ended December 31, 2019, two customers each accounted for approximately 21% and 15%, respectively, of the Company’s revenues. For the year ended December 31, 2018, two customers each accounted for approximately 16% and 13%, respectively, of the Company’s revenues. For the year ended December 31, 2017, two customers accounted for approximately 44% and 12%, respectively, of the Company’s revenues.

Major Suppliers

For the year ended December 31, 2019, one supplier accounted for 100% of the Company’s purchases. For the year ended December 31, 2018, two suppliers each accounted for approximately 31% and 17% respectively, of the Company’s purchases. For the year ended December 31, 2017, two suppliers each accounted for approximately 40% and 23%, respectively, of the Company’s purchases.

Revenues by categories

The following represents the revenues by categories, all derived from China:

	For the years ended December 31,
	2019	2018	2017
Categories
Product sales
Medical Devices	$58,750	$221,414	$827,032
Mobile Medicine (sleep apnea diagnostic products)	153,644	120,930	54,979
OSAS service (analysis and detection)	171,064	217,042	-
Total Revenues	$383,458	$559,386	$882,011

21.	SUBSEQUENT EVENTS

1) Litigation

On May 9, 2019, Tianjin Wuqing Bohai Printing Co., Ltd. (“Wuqing Bohai”) filed an arbitration application with Beijing Arbitration Commission against Beijing Dehaier, claiming that Beijing Dehaier failed to pay for goods in accordance with purchase contracts entered into with Wuqing Bohai in 2017 and 2018 and requested Beijing Dehaier to pay Wuqing Bohai an amount of RMB119,770 (approximately $17,450), plus RMB10,000 (approximately $1,457) to cover the expenses of keeping goods that Beijing Dehaier failed to accept. On June 5, 2019, Beijing Dehaier submitted an answer to compliant, noting that it had not received some of the goods under the contracts and Wuqing Bohai failed to provide invoices for some of the goods allegedly received by Beijing Dehaier. Beijing Dehaier submitted that it should only be responsible for the purchase value of RMB48,450 (approximately $7,059). On March 6, 2020, the Beijing Arbitration Commission entered an award, ordering that Beijing Dehaier pay Wuqing Bohai the disputed amount of RMB119,770 (approximately $17,203) and an arbitration fee of RMB10,443 (approximately $1,500) by March 24, 2020 and dismissed other claims of Wuqing Bohai.

2) Equity Financing

On February 14, 2020, the Company consummated a registered direct offering of 2,590,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 2,590,000 Class A Common Shares with certain accredited investors. The purchase price per Class A Common Share in the registered direct offering was $0.85. The warrants sold in the concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.85 per share, subject to anti-dilution protections. On February 25, 2020, we consummated a second registered direct offering of 3,500,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 3,500,000 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in the second registered direct offering was $0.70. The warrants sold in the second concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.70 per share, subject to anti-dilution protections. On March 2, 2020, we consummated a third registered direct offering of 4,900,000 Class A Common Shares and a concurrent private placement of warrants to purchase up to 4,900,000 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in this registered direct offering was $0.70 per share. The warrants sold in the third concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $0.70 per share, subject to anti-dilution protections.

The above equity financings, after deducting the placement agent’s commissions and other expenses, generated net proceeds of approximately $7.2 million for the Company.

The following table presents the Company’s balance sheet as of December 31, 2019 on a pro forma basis to give effect to the issuance and sale of 10,900,000 Class A Common Shares in the foregoing three registered direct offerings:

	As of December 31, 2019
	Audited		equity financing	Pro Forma
Cash and cash equivalents		$22,834	7,168,195	7,191,029
Total Current Liabilities		$3,233,112		3,233,112
Stockholders’ equity	$
Class A Common Shares,		18,285	30,015	48,300
Class B Common Shares		30,345	-	30,345
Additional paid-in capital		40,833,249	7,138,180	47,971,429
Accumulated deficit		(44,607,198)		(44,607,198)
Accumulated other comprehensive income		2,436,530		2,436,530
Total shareholders’ (deficit) equity		$(1,288,789)		5,879,406
Total capitalization		$(1,288,789)		5,879,406

3) Impact of COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

As a result of these events, the Company assessed the near-term operations, working capital, finances and capital formation opportunities, and implemented, in late December 2019 and early February 2020, a downsizing of our operations, including workforce reductions, reductions of salaried employee compensation and a reduction of hours worked to preserve cash resources, cut costs and focus the operations on customer-centric sales and project management activities. The extent to which COVID-19 will impact the business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

The service was suspended due to restrictions and hospital closures except for essential services in February 2020 and recovered gradually in March 2020 as hospitals began to resume business.

4) Staff termination

In 2019, Beijing Dehaier and Lianluo Connection have terminated the employment of over 50 employees due to the business downturn. 34 of these former employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, respectively, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensations upon terminations. As of the date of this report, Beijing Dehaier and Lianluo Connection have entered into settlement agreements with 30 former employees and settled disputes through negotiations with the rest of these employees. The settlement amount was RMB2,435,582 (approximately $349,019) and has been recorded in the financial statements of the first quarter of 2020.

5) Debt Extension

As mentioned in Note 19 the Company has a borrowing of $931,450 due from Hangzhou Lianluo as of December 31, 2019. The loans due at February 1, 2020, March 6 and April 7, 2020, totaling $167,661, were extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report.

6) Change of CEO and Directors

On April 1, 2020, Mr. Ping Chen resigned from his positions as Chief Executive Officer and director of Lianluo Smart Limited (the “Company”), effectively immediately. Mr. Chen’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Zhitao He as Chief Executive Officer of the Company. Mr. He has served as chairman and director of the Company since October 2016. The Board of Directors also appointed the Company’s Interim Chief Financial Officer, Ms. Yingmei Yang, as a director to fill the vacancy created by Mr. Chen’s resignation.

On April 24, 2020, Mr. Xiaogang Tong resigned from his positions as an independent director and member of each committee of the Board of Directors of Lianluo Smart Limited (the “Company”), effectively immediately. Mr. Tong’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Fuya Zheng (“Mr. Zheng”) as a director, member of each of Audit Committee, Compensation Committee and Nominating Committee and Chair of Audit Committee of the Company.