Form 20-F
period 2020-12-31
Lianluo Smart Ltd
filed 2021-03-31
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Room 1003B, 10th Floor, BeiKong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

(Address of Principal Executive Offices)

Mr. Bin Lin, Chief Executive Officer

Room 1003B, 10th Floor, BeiKong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

Tel: +86-10-89788107

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Common Shares, par value $0.021848 per share	LLIT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020): There were 3,599,571 shares of the registrant’s common shares outstanding, including 2,210,683 Class A common shares, par value $0.021848 per share and 1,388,888 Class B common shares, par value $0.021848 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☒	☐	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

Annual Report on Form 20-F

Year Ended December 31, 2020

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“LLIT,” “Lianluo Smart,” “we,” “us,” “our” and the “Company” are to the combined business of Lianluo Smart Limited and its subsidiaries, unless otherwise specified;

●	“Lianluo Connection” are to Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., a PRC company;

●	“Beijing Dehaier” are to Beijing Dehaier Medical Technology Company Limited, a PRC company;

●	“Hangzhou Lianluo” are to Hangzhou Lianluo Interactive Information Technology Co., Ltd.;

●	“BTL” are to Beijing Dehaier Technology Company Limited, a PRC company;

●	“Lianluo Technology” are to Hangzhou Lianluo Technology Co., Ltd.; a PRC company;

●	“Newegg” are to Newegg Inc., a Delaware corporation;

●	“Merger Sub” are to Lightning Delaware Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“Form F-4” are to the Registration Statement on Form F-4 including a notice of a special meeting of shareholders regarding the proposed merger with Newegg and other matters and proxy statement/prospectus accompanying the notice, originally filed by us with the SEC on October 26, 2020, as amended;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

Share Combination

On October 21, 2020, we completed a share combination of our common shares at a ratio of one-for-eight, which decreased our outstanding Class A common shares from 17,685,475 shares, par value $0.002731 per share, to 2,210,683 shares, par value $0.021848 per share and our outstanding Class B common shares from 11,111,111 shares, par value $0.002731 per share, to 1,388,888 shares, par value $0.021848 per share. This share combination also decreased our authorized shares to 6,250,000 common shares of par value of $0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of this share combination.

Pending Merger and Disposition

On October 23, 2020, we entered into an agreement and plan of merger (the “Merger Agreement”) with Lightning Delaware Sub, Inc., our wholly owned subsidiary (“Merger Sub”), and Newegg Inc., a Delaware corporation (“Newegg”), whereby Merger Sub will merge with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”). Under the Merger Agreement, at the effective time of the Merger, each share of the capital stock of Newegg issued and outstanding immediately prior to the effective time of Merger (other than treasury shares and any shares of Newegg capital stock held directly by us or Merger Sub) will be converted into the right to receive 5.8417 common shares of the Company and, if applicable, cash in lieu of fractional shares. Based on the closing price of $3.28 on October 23, 2020, the last trading day before the public announcement of the signing of the Merger Agreement, the implied aggregate value of the merger consideration is approximately $1.19 billion. The actual valuation of the merger consideration could differ significantly from the estimated amount due to movements in the price of our Class A common shares, the number of shares of Newegg capital stock outstanding on the closing date of the Merger and other factors. The closing of the Merger is subject to customary conditions, including regulatory approval and approval by our shareholders.

On October 23, 2020, we also entered into an equity transfer agreement (the “Disposition Agreement”) with Beijing Fenjin Times Technology Development Co., Ltd. (“Beijing Fenjin”) and our wholly owned subsidiary, Lianluo Connection, pursuant to which Beijing Fenjin will acquire 100% of the equity interests in Lianluo Connection for RMB0 immediately following completion of the Merger (the “Disposition”). In exchange for all of the equity interests in Lianluo Connection, Beijing Fenjin agreed to contribute RMB87.784 million to Lianluo Connection’s registered capital by September 23, 2023 in accordance with the articles of association of Lianluo Connection. In addition, as an inducement for Beijing Fenjin entering into the Disposition Agreement, we agreed to convert indebtedness in the aggregate amount of $11,255,188.47 that Lianluo Connection owes to us into additional paid-in capital of Lianluo Connection immediately prior to the closing of the Disposition.

Concurrent with the closing of the Merger and Disposition described above (collectively, the “Restructure”), the Company will conduct a public offering of its common shares with expected gross proceeds of approximately $30 million, or such other amount necessary to meet NASDAQ’s initial listing requirements for the shares of the post-Merger entity (the “Financing”). The consummation of the Restructure and the Financing are contingent on the closing of each other transaction and certain customary approvals and conditions.

On October 26, 2020, we filed the Form F-4 with the SEC to seek our shareholders’ approval of the Restructure as well as other related proposals including the elimination of our dual class share structure, an increase of the authorized shares, share combination, name change, and amendment of our memorandum and articles of association. Once the Form F-4 has been declared effective by the SEC, we intend to set a date for a special meeting for our shareholders to approve the proposals associated with the Restructure as well as other related proposals described above. Please see the Form F-4 for more information.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2020, 2019, and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
Revenues	$358,536	$383,458	$559,386	$882,011	$13,062,373
Costs of revenue	(646,653)	(743,744)	(757,901)	(1,655,970)	(17,179,060)

Gross loss	(288,117)	(360,286)	(198,515)	(773,959)	(4,116,687)
Service income	-	-	-	56,030	14,587
Service expenses	-	-	-	(1,289)	(21,130)
Selling expenses	(91,820)	(835,270)	(2,082,829)	(1,170,378)	(927,243)
General and administrative expenses	(2,482,201)	(2,593,808)	(3,675,465)	(3,192,030)	(4,183,775)
(Provision for) recovery from doubtful accounts and inventories	(113,000)	(13,011)	(22,229)	23,608	150,280
Impairment loss for intangible assets	-	-	(3,281,779)	-	-

Operating loss	(2,975,138)	(3,802,375)	(9,260,817)	(5,058,018)	(9,083,968)
Loss before provision for income tax and non-controlling interest	(3,241,697)	(4,450,994)	(8,910,002)	(5,136,434)	(9,704,761)
Income tax benefit	-	-	-	-	95,026

Net loss from continuing operations	(3,241,697)	(4,450,994)	(8,910,002)	(5,136,434)	(9,609,735)

Discontinued operations:
Loss from operations of discontinued operations, net of taxes	-	-	-	-	(168,574)
Loss from disposal of discontinued operations, net of taxes	-	-	-	-	(82,579)
Net loss	(3,241,697)	(4,450,994)	(8,910,002)	(5,136,434)	(9,860,888)

Less: net loss attributable to non-controlling interest	-	-	-	-	(129,020)

Net loss attributable to Lianluo Smart Limited	$(3,241,697)	$(4,450,994)	$(8,910,002)	$(5,136,434)	$(9,731,868)

Other comprehensive (loss) income:
Foreign currency translation gain (loss)	150,340	(166,892)	(515,477)	380,077	(567,162)

Comprehensive loss	(3,091,357)	(4,617,886)	(9,425,479)	(4,756,357)	(10,428,050)
-less comprehensive loss attributable to non-controlling interest	-	-	-	-	(230,838)

Comprehensive loss attributable to Lianluo Smart Limited	$(3,091,357)	$(4,617,886)	$(9,425,479)	$(4,756,357)	$(10,197,212)

Weighted average number of common shares used in computation
-Basic and Diluted	3,389,069	2,225,821	2,202,176	2,164,071	1,302,846

Net loss per share of common stock
-Basic and Diluted	$(0.96)	$(2.00)	$(4.05)	$(2.37)	$(7.47)

	December 31,
	2020	2019	2018	2017	2016
Balance Sheet Data:
Cash and cash equivalents	$1,816,177	$22,834	$477,309	$6,809,485	$10,792,823
Working capital (deficiency)	3,255,404	(1,555,999)	1,260,558	7,152,147	10,221,074
Total current assets	5,972,526	1,677,113	2,713,362	9,833,029	11,336,148
Total assets	6,048,179	2,333,953	5,698,670	15,563,108	16,552,137
Total current liabilities	2,717,122	3,233,112	1,452,804	2,680,882	1,115,074

Total Lianluo Smart Limited shareholders’ equity (deficit)	2,812,391	(1,288,789)	3,116,620	11,153,115	13,937,701
Common shares	78,644	48,630	48,630	47,281	47,281
Total equity (deficit)	2,812,391	(1,288,789)	3,116,620	11,153,115	13,937,701

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, including the matters addressed in “Forward-Looking Statements,” before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our Class A common shares could decline, and you may lose all or part of your investment. You are also urged to carefully read the Form F-4 in its entirety for risk factors related to Newegg as well as other information regarding the special meeting and the matters to be considered at the special meeting, including the Merger and Disposition.

Risks Related to the Merger and Disposition

The Merger and the Disposition are subject to a number of conditions.

The Merger Agreement contains a number of conditions that must be fulfilled (or waived by the parties) to complete the Merger. These conditions include, among other customary conditions, (i) the approval the Merger and the Disposition and all other proposals included in the Form F-4 by our shareholders, (ii) receipt of all consents from all governmental authorities or third parties, (iii) the absence of any order by any governmental authority which has the effect of making the transactions or agreements contemplated by the Merger Agreement or the Disposition Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Merger Agreement, (iv) the absence of any pending any claim, action, suit, proceeding, arbitration, mediation or investigation brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Merger or the Disposition, (v) the Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, (vi) the registration statement on Form F-1 relating to a public offering of common shares of the Company shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; (vii) the approval for listing on NASDAQ, subject to official notice of issuance, of the common shares to be issued in the Merger, (viii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the parties contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (ix) the absence of a material adverse effect with respect to each of the parties thereto, and (x) a public offering of our common shares for $30 million, or such other amount necessary to meet NASDAQ’s initial listing requirements; shall have simultaneously closed along with the Merger, with the Disposition closing immediately after the Merger.

The Disposition Agreement contains the following closing conditions, (i) obtaining any requisite regulatory approvals for the disposition, (ii) no law or order prohibiting or preventing consummation of the disposition; (iii) no litigation to enjoin or otherwise restrict consummation of the disposition; (iv) our shareholder’s approval of the disposition; (v) the consummation of the Merger with Newegg; and (vi) the conversion of debt that Lianluo Connection owes to the Company into additional paid-in capital of Lianluo Connection.

The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Merger and the Disposition for a significant period of time or prevent it from occurring. Any delay in completing the Merger or the Disposition could cause the Company not to realize some or all of the benefits that the parties expect the Company to achieve. Further, there can be no assurance that the conditions to the closing of the Merger or the Disposition will be satisfied or waived or that the Merger or the Disposition will be completed.

Our shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger. In addition, our shareholders’ ownership interests in the Company may be further diluted as a result of the public offering.

If we are unable to realize the full strategic and financial benefits anticipated from the Merger, our shareholders will have experienced substantial dilution of their ownership interests in the Company without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent we are able to realize only part of the strategic and financial benefits anticipated from the Merger.

In addition, as a condition to the closing of the Merger, the Company must consummate a public offering of our common shares for $30 million, or such other amount necessary to meet NASDAQ’s initial listing requirements simultaneously along with the Merger. There can be no assurance as to what the per share offering price will be in the public offering. As a result of the completion of the public offering, our existing shareholders’ ownership interests in the Company will be further diluted.

Certain of our director, executive officer and major shareholders have interests in the Merger and Disposition that are different from, and may potentially conflict with, our interests and the interests of our unaffiliated shareholders.

Certain of our director, executive officer and major shareholders have interests in the Merger and Disposition that may be different from, or in addition to, the interests of our unaffiliated shareholders and that may create potential conflicts of interest.

Mr. Zhitao He, who controls approximately 80.4% of our total voting power as of the date of this annual report through Hangzhou Lianluo and its affiliate, Hyperfinite Galaxy Holding Limited, also serves on the board of Newegg and beneficially owns approximately 61.3% of all issued and outstanding shares of Newegg. See additional disclosures relating to the shares held by Mr. He under “Risk Factors – A majority of Newegg’s capital shares are, and upon completion of the Merger, a majority of our common shares will be, pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness.” Ms. Yingmei Yang, our Interim Chief Financial Officer and a director, also serves on the board of Newegg. In addition, because the completion of the Merger is contingent upon the disposition our medical device business, Mr. Zhitao He and Ms. Yingmei Yang may also have interests in the disposition that may be different from, or in addition to, the interests of our unaffiliated shareholders. Hangzhou Lianluo has indicated that one of the reasons it would like to complete the Merger is that it believes it is the best way for Newegg to become publicly listed, which will provide it and other Newegg stockholders better liquidity for their Newegg investment. The beneficial ownership of our major shareholders and directorship of our officer in Newegg may create additional conflicts of interest in respect of the Merger and Disposition.

Failure to complete the Merger and Disposition could negatively impact our business, financial condition, results of operations or share price.

Completion of the Merger and Disposition is conditioned upon the satisfaction of certain closing conditions, including those discussed above, and other closing conditions customary for a transaction of this size and type. The required conditions to closing may not be satisfied in a timely manner, if at all. If the Merger and Disposition are not consummated for these or any other reasons, we may be subject to a number of adverse effects, including:

●	we may be required under certain circumstances to pay Newegg a termination fee of $450,000;

●	the price of our common shares may decline to the extent that the current market price reflects a market assumption that the Merger and Disposition will be completed;

●	our operations may continue to incur loss;

●	we may have difficulty maintaining compliance with NASDAQ continued listing rules, and as a result, be delisted from the NASDAQ Capital Market; and

●	costs related to the Merger and Disposition, such as legal, accounting, financial advisory and printing fees, must be paid even if the Merger and Disposition are not completed.

Furthermore, if the Merger is not completed, there can be no assurance that we will be able to find another target business on terms as favorable as those of the Merger Agreement.

Following the Merger, our business may suffer as a result of the lack of public company operating experience of new management.

Prior to the completion of the Merger, Newegg has been a privately-held company. Newegg’s management will become members of our management after the Merger but have limited experience managing a publicly-traded company and complying with reporting and other obligations under securities law. The new management may not successfully manage Newegg’s transition into a public company which will be subject to significant regulatory oversight, reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new responsibilities may require significant attention from management and could divert their attention and resources from the management of our business, which could negatively affect the new management’s ability to achieve the anticipated benefits of the Merger.

The transition to becoming the subsidiary of a public company will require changes in the way that Newegg operates its business and incur additional expenses pertaining to SEC reporting obligations and SEC compliance matters, and our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Private companies often have less regulated methods of operation than public companies. This results in less transparency and presents greater risks of noncompliance with rules and regulations. In anticipation of the Merger, Newegg’s management has begun to implement a variety of measures to ensure that the company follows the rules applicable to public companies in the United States. To the extent these new procedures and policies could not change historical behaviors that might be inconsistent with the rules regulating U.S. public company, Newegg could be at risk of violation or poor reporting as a public company following this transaction. In the event Newegg’s directors or executive officers inadvertently fail to identify, review or disclose a new relationship or arrangement causing us to fail to properly disclose any related party transaction disclosures or in the event that we fail to comply with SEC reporting and internal controls and procedures, we may be subject to securities laws violations that may result in additional compliance costs or costs associated with SEC judgments or fines, both of which will increase our costs and negatively affect our potential profitability and our ability to conduct our business. The public reporting requirements and controls are new for the management of the Company post-merger, and may require us to obtain outside assistance from legal, accounting or other professionals that will increase our costs of doing business.

Newegg is not a publicly traded company, making it difficult to determine the fair market value of Newegg.

The outstanding capital stock of Newegg is privately held and is not traded on any public market, which makes it difficult to determine the fair market value of Newegg. There can be no assurance that the merger consideration to be issued to Newegg stockholders will not exceed the actual value of Newegg.

We may fail to uncover all liabilities of Newegg’s business through the due diligence process prior to the Merger, exposing us to potentially large, unanticipated costs.

Prior to completing the Merger, we have and expect to continue to perform, certain due diligence reviews of the Newegg’s business. In view of timing and other considerations relevant to our successfully achieving the closing of the Merger, our due diligence reviews will necessarily be limited in nature and may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the Merger. Any such liabilities could cause us potentially experience significant losses, which could materially adversely affect our business, results of operations and financial condition.

We have incurred and expect to continue to incur substantial transaction-related costs in connection with the Merger and Disposition.

We have incurred, and expect to continue to incur, a number of non-recurring transaction-related costs associated with completing the Merger and Disposition. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred, which may be higher than expected and could have a material adverse effect on the new business’s financial condition and operating results.

The market price of our common shares may decline as a result of the Merger.

We could encounter larger than anticipated transaction-related costs, may fail to realize some or all of the benefits anticipated from the Merger or be subject to other factors that may adversely affect preliminary estimates of the results of the Merger. Any of these factors could delay the expected accretive effect of the Merger and contribute to a decrease in the price of our common shares. In addition, we are unable to predict the potential effects of the issuance of common shares as the merger consideration on the trading activity and market price of our common shares.

NASDAQ may not list or continue to list our common shares on its exchange, which could prevent consummation of the Merger or limit investors’ ability to make transactions in our shares. Consequently, we may be subject to additional trading restrictions.

It is a condition to closing the Merger that our common shares continue to list on NASDAQ. The post-merger entity will be required to meet the initial listing standards of NASDAQ. We may not be able to meet those initial listing requirements. Even if our securities are so listed, we may be unable to maintain the listing of our securities in the future. If we fail to meet the initial listing requirements, neither we nor Newegg would be required to consummate the Merger. In the event that we and Newegg elected to waive this condition, we and our shareholders could face significant material adverse consequences, including:

●	limited availability of market quotations for our securities;

●	limited amount of news coverage for the Company; and

●	decreased ability to issue additional securities or obtain additional financing in the future.

Newegg may not realize anticipated growth opportunities.

Newegg expects that it will realize growth opportunities and other financial and operating benefits as a result of the Merger; however, it cannot predict with certainty if or when these growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Merger may be offset by costs incurred as a result of being a public company.

Upon consummation of the Merger, Mr. Zhitao He and Mr. Fred Chang will beneficially own approximately 60.91% and 35.98%, respectively, of the voting power of our issued and outstanding common shares, and 96.90%, collectively, of the voting power of our issued and outstanding common shares. They will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Upon the consummation of Merger, Mr. Zhitao He and Mr. Fred Chang will own approximately 60.91% and 35.98%, respectively, of the voting power of our issued and outstanding common shares, and 96.90%, collectively, based on the number of our common shares and Newegg stock outstanding as of the date of this annual report. See additional disclosures relating to the shares held by Mr. He under “Risk Factors – A majority of Newegg’s capital shares are, and upon completion of the Merger, a majority of our common shares will be, pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness.” Additionally, Mr. Zhitao He and Mr. Fred Chang, both of whom will serve as our directors upon closing, will be able to exercise substantial influence over our business and operations. They may also have a conflict of interests with our other shareholders. Where those conflicts exist, our other shareholders will be dependent upon Mr. He, Mr. Chang, and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. He and Mr. Chang will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

A majority of Newegg’s capital shares are, and upon completion of the Merger, a majority of our common shares will be, pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness.

Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”) is the record owner of 38,143,279 shares of Newegg stock that will be converted into 222,821,591 of our common shares upon completion of the Merger. This will represent approximately 60.5% of our outstanding shares, based on our and Newegg’s capitalization on the date of this annual report. All of these shares have been pledged by Digital Grid to Bank of China Limited Zhejiang Branch (“BOC”), as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Mr. Zhitao He (the controlling shareholder of Hangzhou Lianluo) and Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo. The total amount owed under these loans is RMB400 million in RMB denominated loans, plus $66.5 million in U.S. dollar loans, plus interest, fees and penalties on such amounts. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. This litigation is ongoing.

BOC could sell, or force Digital Grid to sell, some or all of its shares of Newegg and the Company at any time while the BOC loan remains delinquent. Digital Grid could also choose to voluntarily sell some or all of its shares at any time to satisfy the BOC loan. Any such sale or attempted sale could:

●	Occur at a discount to the public trading price of Company shares and over a short time period;

●	Result in a change of control of the Company to the buyer of such shares; or

●	Result in litigation over the ownership and title to those shares.

Each of these risks could cause our share price to fall significantly and is described further below.

Digital Grid’s Newegg stock certificates are physically in the possession of BOC. As a result, BOC could sell those shares at any time. Any such sale could be done quickly and without regard for maximizing the sale price, other than to enable BOC to recover the amount of indebtedness owed to it by Hangzhou Lianluo. In such a case, the sale price would likely be significantly less than the public trading price of our shares, which would likely cause our share price to fall significantly.

In addition, any transfer of those shares to a non-affiliate of Digital Grid would be subject to our amended and restated shareholders agreement. The shareholders agreement gives a right of first refusal in favor of Newegg (or, after the Merger, the Company), and a right of second refusal in favor of the current Newegg stockholders (which primarily includes Mr. Fred Chang), to purchase all shares being transferred.

Because Digital Grid will control approximately 60.5% of our outstanding shares, we expect that it will be the controlling shareholder of our Company after completion of the Merger. However, any sale of Digital Grid’s shares by BOC or otherwise could result in a change of control of the Company. For example, if Newegg repurchased 17,669,000 Newegg shares (or 103,216,997 of Company shares) from Digital Grid under the right of first refusal, then Mr. Fred Chang would become our controlling shareholder. As another example, if Mr. Chang purchased 8,834,481 Newegg shares (or 51,608,385 of Company shares) from Digital Grid under the right of second refusal, then Mr. Chang would become our controlling shareholder. Even if the right of first refusal and second refusal are not exercised, Digital Grid could still sell a controlling interest in the Company, and the buyer would thereafter control the Company. Any such change in control could result in instability to our Company which could cause our share price to fall.

In addition, the shareholders agreement may not be recognized or enforceable in China’s courts, because the agreement is governed by the laws of Delaware currently and the laws of the British Virgin Islands after the Merger, and China courts generally do not recognize court decisions from those jurisdictions. As a result, BOC or Digital Grid could try to sell some or all of Digital Grid’s shares without complying with those agreements. Any such sale could result in significant litigation and uncertainty over the ownership of those shares, which could cause our share price to fall.

Certain provisions of an Amended and Restated Shareholders Agreement may delay or prevent us from raising funding in the future and may have an adverse impact on us and the liquidity and market price of our common shares.

Prior to the Merger, Newegg’s stockholders have entered into that certain stockholders agreement, dated March 30, 2017. In connection with the Merger, we will assume that agreement and enter into an amended and restated shareholders agreement with Digital Grid, Hangzhou Lianluo, entities affiliated with Mr. Fred Chang and certain other stockholders of Newegg (the Principal Shareholders”).

Under the amended and restated shareholders agreement, the Principal Shareholders will have pre-emptive rights to acquire additional shares when the Company issues or sells additional securities in the future, except for the “excluded issuance” as defined in the amended and restated shareholders agreement or common shares offered pursuant to a registration statement filed with the SEC.

In addition, the Company and the Principal Shareholders will have rights of first refusal, subject to compliance with applicable laws and NASDAQ’s rules, over transfers of our common shares by the Principal Shareholders. If any Principal Shareholder receives a bona fide offer from any person other than its affiliate to acquire any of the Principal Shareholders’ common shares, then the Company will have a right of first refusal, but not the obligation, to elect to purchase all (and not less than all) of such shares, at the same price, and on the same terms and conditions offered by the purchaser. In the event the Company does not decide to purchase all such shares, then each of the Principal Shareholders other than the selling Principal Shareholder shall have a right of first refusal to elect to purchase all (and not less than all) of its pro rata share (as defined in the amended and restated shareholders agreement) of such shares on the same terms and conditions offered by the purchaser. In the event that such shares are in exchange for non-cash consideration, then such right of first refusal shall be exercisable based on the fair market value determined in good faith by the board of such non-cash consideration.

Such right of first refusal and pre-emptive rights may delay or prevent us from raising funding in the future and may have an adverse impact on the liquidity and market price of our common shares.

The amended and restated memorandum and articles of association to be adopted at the special meeting provide certain rights to certain shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that minority holders of common shares may view as beneficial.

Upon completion of the Merger, our board of directors will consist of up to seven directors. Initially, four of the directors shall be appointed by Digital Grid, which, together with its affiliates, will control approximately 60.91% of our total voting power upon completion of the Merger, and three of the directors shall be appointed by Mr. Fred Chang, acting on behalf of current Newegg stockholders other than Digital Grid, who collectively will own approximately 38.16% of our total voting power upon completion of the Merger. See additional disclosures relating to the shares held by Mr. He under “Risk Factors – A majority of Newegg’s capital shares are, and upon completion of the merger, a majority of our common shares will be, pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness.” The number of directors that Digital Grid and Mr. Chang are entitled to appoint will decrease proportionately with the decrease of the respective voting power of Digital Grid and the other stockholders of Newegg. Any director positions which neither Digital Grid nor Mr. Chang are entitled to appoint shall be appointed by the remaining directors, or by any other means allowed under our amended and restated memorandum and articles of association.

Upon completion of the Merger, as a shareholder you will have no right to appoint or elect any director to our board. The amended and restated memorandum and articles of association to be adopted at the special meeting will limit your ability to appoint or elect persons for service on our board of directors and may discourage proxy contests for the election of directors and purchases of substantial blocks of shares by making it more difficult for a potential acquirer to gain control of our board of directors.

There can be no assurances that Newegg stockholders will not be required to recognize gain for U.S. federal income tax purposes upon the exchange of Newegg stock for common shares of the Company stock in the Merger.

The Company and Newegg have structured the Merger with the intent that it will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), specifically as a non-taxable “reverse subsidiary merger” under Section 368(a)(2)(E) of the Code. However, the qualification of the Merger as a tax-free reorganization depends on compliance with numerous technical requirements. The Company and Newegg have not sought and will not seek any ruling from the IRS regarding any matter affecting the Merger or any of the United States federal income tax consequences discussed herein, and have not sought and will not seek any tax opinion from their respective legal counsel regarding the qualification of the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Thus, there can be no assurance that the IRS will ultimately conclude that the Merger does meet all of the requirements for qualification as a “reorganization” within the meaning of Section 368(a) of the Code and otherwise as a tax-free transaction, and there can be no assurance that any of the other statements made herein would not be challenged by the IRS and, if so challenged, would be sustained upon review in a court. A successful challenge by the IRS could result in taxable income to Newegg and its stockholders.

Risks Relating to Our Business

The outbreak of coronavirus may have a material adverse effect on our business and the trading price of our common shares.

Our business has been adversely affected by the outbreak of coronavirus, or COVID-19. The World Health Organization labelled the COVID-19 outbreak a pandemic on March 11, 2020, after the disease spread globally. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of travel and gathering restrictions and other quarantine measures. Businesses in China have scaled back or suspended operations since the outbreak in December 2019. The COVID-19 outbreak is currently having an indeterminable adverse impact on the global economy.

All of our operating subsidiaries are located in China. Substantially all of our employees and all of our customers and suppliers are located in China. From January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. Constrained by the epidemic, management and employees have been working from home to mitigate the impacts of operation disruptions caused by COVID-19. As of the date of this annual report, we have resumed operations but at below normal levels. Medical check-up centers and hospitals in China that we have business relationships with have partially resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations. In addition, while our supply chains currently are not affected, it is unknown whether or how they may be affected if the pandemic persists for an extended period. Although the COVID-19 pandemic has a relatively limited adverse impact on our operating results for the fiscal year of 2020 as compared with the fiscal year of 2019, it may materially adversely impact our future results of operations, depending on COVID-19’s further developments and actions taken to contain it.

In addition, fears of the economic impacts of COVID-19 have sparked share prices to fluctuate significantly recently. The volatility of share prices and across-the-market selloff may depress our share price, and moreover, adversely affect our ability to obtain equity or debt financings from the financial market.

Given the uncertainty of the outbreak, the spread of COVID-19 may be prolonged and worsened, and we may be forced to further scale back or even suspend our operations. As COVID-19 spreads outside China, the global economy is suffering a noticeable slowdown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from COVID-19 outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which outbreak impacts our financial results will depend on its future developments. If the outbreak of COVID-19 is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

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

Our distributors are independent from us, and as such, our ability to effectively manage their activities is limited. Distributors could take any number of actions that could have material adverse effects on our business. If we fail to adequately manage our distribution network or if distributors do not comply with our distribution agreements, our corporate image could be tarnished among end users, disrupting our sales. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws. The PRC government has increased its anti-bribery efforts in the healthcare sector in recent years to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our distributors.

We are highly dependent on our key personnel such as key executives.

We are highly dependent on the continued service of our key executives, including our Chief Executive Officer, Mr. Bin Lin, and other key personnel. We have entered into standard three-year employment contracts, or where required by law, open-term employment contracts, with all of our officers and managers and other key personnel, and three-year employment contracts, or where required by law, open-term employment contracts with our other employees. These contracts prohibit our employees from engaging in any conduct or activity that would be competitive with our business during the term of their employment. Loss of any of our key personnel could severely disrupt our business. We may not be able to find suitable or qualified replacements and will likely incur additional expenses in order to recruit and train any new personnel.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. The process of seeking patent protection can be lengthy and expensive and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents may also be challenged, invalidated or circumvented.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting because we are currently a non-accelerated filer and therefore not required to obtain such report.

Our management has concluded that under the rules of Section 404, our internal control over financial reporting was not effective as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness we identified is insufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

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

As a result, our business and financial condition, results of operations and prospects, as well as the trading price of our common shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets, which in turn, could subject us to potential delisting from the NASDAQ Capital Market on which our common shares are listed, regulatory investigations or civil or criminal sanctions.

Our directors, officers and we may be involved in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, incur additional expenses, and distract our management from our day-to-day operations.

From time to time, our directors, officers and we may be involved in investigations or other forms of regulatory or governmental inquiry covering a range of possible issues including but not limited to securities laws compliance. These inquiries or investigations could lead to administrative, civil or criminal proceedings involving us and could result in fines, penalties, restitution, other types of sanctions, or the need for us to undertake remedial actions, or to alter its business, financial or accounting practices. Our practice is to cooperate fully with regulatory and governmental inquiries and investigations.

For example, on August 6, 2020, Hangzhou Lianluo and Mr. Zhitao He received an investigation notice from China Securities Regulatory Commission, or CSRC, for alleged violation of laws and regulations regarding information disclosures of Hangzhou Lianluo. Hangzhou Lianluo is a PRC company with shares listed on Shenzhen Stock Exchange. Mr. He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. Hangzhou Lianluo is also the largest shareholder of the Company and Newegg, and Mr. He was the former Chairman and the former Chief Executive Officer of the Company and will be appointed as the chairman of the board of the Company upon completion of the Merger. Hangzhou Lianluo announced this investigation on August 7, 2020 and stated that it will fully cooperate with CSRC in the investigation. As the investigation is still at a relatively early stage, the Company is currently unable to assess the likely outcomes of such proceedings. On October 19, 2020, Hangzhou Lianluo announced that it has received a notice of administrative punishment from Zhejiang Regulatory Bureau of CSRC, which provides, among others, that (i) Hangzhou Lianluo is receiving a warning and required to correct its unlawful acts and pay a fine of RMB 300,000, and (ii) Mr. Zhitao He is receiving a warning and required to pay a fine of RMB 400,000. The unfavorable ultimate outcome regarding this investigation could cause reputational harm to us.

Legal proceedings, inquiries and regulatory investigations are often unpredictable, and it is possible that the ultimate resolution of any such matters, if unfavorable, may be material to the results of operations in any future period, depending, in part, upon the size of the loss or liability imposed and the operating results for the period, and could have a material adverse effect on our business. In addition, regardless of the ultimate outcome of any such legal proceeding, inquiry or investigation, any such matter could cause us to incur additional expenses, which could be significant, and possibly material, to our results of operations in any future period. Any of these factors may result in large and sudden changes in the volume and price at which our common shares will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Lianluo Connection, our directly wholly-owned PRC subsidiary, is a foreign invested enterprise, or FIE, under PRC laws, and substantially all of our sales are settled in RMB. Any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside of China or to make dividend or other payments in U.S. dollars. Although the conversion of RMB into foreign currency for current account transactions, such as interest payments, profit distributions, and trade or service related transactions, can be made without prior governmental approval, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell, or remit foreign currencies after providing valid commercial documents to certain banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, are subject to governmental approval in China, and requires companies to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary, Lianluo Connection in the PRC. Lianluo Connection is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to FIEs. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, all of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce U.S. courts’ judgments entered pursuant to the civil liability provisions of the U.S. federal securities laws against us, or our officers and directors most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. The recognition and enforcement of foreign judgments are provided for in the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements with the United States or the BVI that provide for the reciprocal recognition and enforcement of judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment, if they decide that the judgment violates basic principles of PRC law, sovereignty, national security, or public interest. It is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States against us or our officers and directors.

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

The value of our common shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB. Appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from any U.S. dollar-denominated investments we make in the future.

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

Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our revenues are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said reserve fund reach 50% of the company’s registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase its registered capital or distribute profits.

The State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

According to SAFE Circular 37, our shareholders or beneficial owners, who are PRC residents, are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in the Company. We have notified substantial beneficial owners of our common shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of the Company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, it is uncertain how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our future financings to make loans to our PRC subsidiary, or to make additional capital contributions to our PRC subsidiary.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprise, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our future financings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our future financings, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

We have established a series of share incentive programs under which we issued share options to our PRC employees. In 2014, we created the 2014 Share Incentive Plan, which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024. The 2014 Share Incentive Plan shall terminate on the tenth anniversary of its effective date on July 28, 2014 when the plan was approved by the shareholders of the Company. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our subsidiaries in China and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability to adopt additional equity incentive plans for our directors, officers and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares restricted share units. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and restricted share units, if the employees fail to pay, or the PRC subsidiary fails to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by Ministry of Commerce, the principle of substance-over-form should be applied and foreign investors are prohibited from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

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

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises, also referred to as SAT Circular 82 (which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013). The notice further interprets the application of the EIT Law and its implementation rules to Chinese enterprise or group controlled offshore entities. Pursuant to the notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management habitually reside in China. In addition, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of De Facto Management Bodies in January 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10%, when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by Chinese natural persons. It is unclear how tax authorities will determine tax residency based on the facts of each case.

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

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest charges. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxes if the Company is transferor in such transactions, and may be subject to withholding obligations if the Company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in the Company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that the Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties such as distributors, and make almost all of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors to government officials or political parties, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold the Company liable for FCPA violations committed by companies in which we invest or that we acquire.

Since substantially all of our operations are located in China, information about our operations is not readily available from independent third-party sources.

Since Lianluo Connection is based in China, our shareholders outside China may have greater difficulty in obtaining information about them on a timely basis than local shareholders of a U.S.-based company. Lianluo Connection’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about them from sources other than Lianluo Connection itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies may not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders may have to be dependent upon management for reports of our PRC subsidiary’s progress, development, activities and expenditure of proceeds.

Our current auditors, like other independent registered public accounting firms operating in China and to the extent their audit clients have operations in China, are not permitted to be inspected by the U.S. Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection. In addition, as a result of the enactment of the Holding Foreign Companies Accountable Act, we could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time. Besides, we could be adversely affected if proposed legislation is adopted regarding improved access to audit and other information and audit inspections of accounting firms, including registered public accounting firms operating in the PRC such as our auditor, or if Nasdaq’s proposals requiring additional criteria to companies operating in “restrictive markets” become effective.

BDO China Shu Lun Pan Certified Public Accountants LLP, or BDO China, is the independent registered public accounting firm that issued the audit report included in this report in connection with our consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019. As auditors of companies that are traded publicly in the U.S., our public accounting firms are registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB. They are required by U.S. laws to be regularly inspected by the PCAOB to assess their compliance with the U.S. laws and professional standards.

However, our operations are solely located in the PRC, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Our independent registered public accounting firm, like others operating in China (and Hong Kong, to the extent their audit clients have operations in China), is currently not subject to inspection conducted by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors operating in China makes it more difficult to evaluate our auditors’ audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision. In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. The four-year mark occurred on February 6, 2019.

On April 21, 2020, the SEC and the PCAOB issued a joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers of auditors in the PRC. This statement is the latest in a series of recent proposed actions:

●	In December 2018 the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed reporting companies with significant operations in the PRC.

●	In June 2019 a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would have required the SEC to maintain a list of foreign reporting companies for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or EQUITABLE Act, would have prescribed increased disclosure requirements for these reporting companies and, beginning in 2025, provided for the delisting from U.S. stock exchanges of reporting companies included on the SEC’s list for three consecutive years.

●	In May 2020 the U.S. Senate approved a bill entitled the “Holding Foreign Companies Accountable Act,” which, if also approved by the U.S. House of Representatives, would allow the SEC to delist the stocks of foreign companies listed on US exchanges that are audited by firms not allowed to be inspected by the PCAOB.

●	In May 2020 Nasdaq requested approval by the SEC of proposals that would impact companies with businesses principally administered in jurisdictions defined as “restrictive markets,” which likely would encompass the PRC. These proposals contemplate, among other things, the application of more stringent listing criteria if a listed company’s auditor does not demonstrate a PCAOB inspection record (as is the case with our auditor), employee expertise and training, or geographic or other resources sufficient to perform the company’s audit satisfactorily. Examples of more stringent criteria that Nasdaq could apply include requiring: (a) higher levels of equity, assets, earnings or liquidity than are otherwise needed; (b) that any public offering to be underwritten on a firm commitment basis (involving more due diligence by the underwriter; and (c) the imposition of lock-up restrictions on directors and officers to allow market mechanisms to determine an appropriate price for shares before the insiders could sell. Alternatively, Nasdaq could deny continued listing to a company. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on US companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. Any such actions could materially affect our operations and stock price, including by resulting in our being de-listed from Nasdaq or being required to engage a new audit firm, which would require significant expense and management time.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. This act amends the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. As a result, we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to address and resolve the matter, which could harm our business operations, stock price, and reputation. It could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies or lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on the Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending the Company. This situation would be costly, time consuming, and distract our management from growing the Company.

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

Since we are regulated by the SEC, our reports and other filings with the SEC are subject to SEC’s review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike publicly traded companies whose operations are located primarily in the United States, substantially all of our operations are presently located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the SEC staff to overcome the geographic and cultural obstacles, when they review our disclosures. Such obstacles are not present for similar companies whose operations and business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosures and public announcements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosures in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public announcements with the understanding that no local regulator has done any due diligence on the Company and that none of our SEC reports, other filings, or any of our other public announcements has been reviewed or otherwise been scrutinized by any local regulator.

Risks Relating to Ownership of our Common Shares

If we fail to maintain compliance with NASDAQ Listing Rules, we may be delisted from the NASDAQ Capital Market, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

Our Class A common shares are traded and listed on the NASDAQ Capital Market under the symbol of “LLIT.” On September 11, 2019, we received a notification letter from the NASDAQ Listing Qualifications Staff of NASDAQ notifying us that the minimum bid price per share for our Class A common shares had been below $1.00 for a period of 30 consecutive business days and we therefore no longer met the minimum bid price requirements set forth in NASDAQ Listing Rule 5550(a)(2). We were granted a compliance period of 180 days, or until March 9, 2020 to regain the compliance.

On January 2, 2020, we received another notification letter from the NASDAQ Listing Qualifications Staff notifying us that we no longer complied with the minimum of $2.5 million in stockholders’ equity for continued listing on the NASDAQ Capital Market under NASDAQ’s Listing Rule 5550(b)(1) and that we also did not comply with either of the two alternative standards of Listing Rule 5550(b), the market value standard and the net income standard. We thereafter submitted a plan to regain compliance with NASDAQ’s applicable listing standards. On March 10, 2020, in consideration of our three financings during the first quarter of 2020, from which we received gross proceeds of approximately $8.08 million, the NASDAQ Listing Qualifications Staff determined that we complied with the stockholders’ equity requirement set forth in Listing Rule 5550(b)(1). On that date, we met all applicable requirements for initial listing on the NASDAQ Capital Market, other than the minimum bid price requirement. The NASDAQ Listing Qualifications Staff recognized our intention of curing the minimum bid price deficiency by effecting a reverse stock split, and granted a second compliance period of 180 days, or until September 8, 2020, to regain compliance. The second compliance period was thereafter extended to November 20, 2020 by NASDAQ per SR-NASDAQ-2020-021. On October 21, 2020, we effectuated a share combination of our common shares at a ratio of one-for-eight in order to increase the per share trading price of our Class A common shares to satisfy the $1.00 minimum bid price requirement. We regained compliance with the minimum bid price rule on November 10, 2020.

However, there is no assurance that we will be able to continue to maintain our compliance with the NASDAQ continued listing requirements. If we fail to do so, our Class A common shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling our common shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our common shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our common shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our common shares. Such delisting from NASDAQ and continued or further declines in our common share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

An active trading market for our common shares may not develop and the trading price for the common shares may fluctuate significantly.

It is a closing condition to Merger that our common shares continue to list on NASDAQ. The post-merger entity will be required to meet the initial listing standards of NASDAQ, which are generally more stringent than NASDAQ’s continued listing standards. We may not be able to meet those initial listing requirements. Even if our common shares are approved for listing on NASDAQ upon completion of the Merger, we cannot assure you that a liquid public market for our common shares will develop. If an active public market for our common shares does not develop, the market price and liquidity of our common shares may be materially and adversely affected.

The trading price of the common shares is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control.

The market price of our common shares is volatile, and this volatility may continue. This may happen because of broad market and industry factors. In addition to market and industry factors, the price and trading volume for the common shares may be highly volatile due to other factors, including the following:

●	variations in our revenues, operating costs and expenses, earnings, and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements about our earnings that are not in line with analysts’ expectations;

●	announcements of new products and services by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our product offerings, our business model, or our industry;

●	announcements of new regulations, rules or policies relevant for our business;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the common shares will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our common shares to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on NASDAQ. Therefore, if we were to be delisted from NASDAQ, our common shares could become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our common shares. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Currently, and after completion of the Merger, Hangzhou Lianluo, Digital Grid and their affiliates are and will continue to control a majority of the voting power of our outstanding common shares. As a result, we will continue to be a “controlled company” within the meaning of NASDAQ’s corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.” For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our A common shares, the market price for our common shares and trading volume could decline.

The trading market for our common shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our common shares, the market price for our common shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our common shares to decline.

Techniques employed by short sellers may drive down the market price of our common shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks appear to have, in the past, led to selling of our shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. We may not be able defend against any such short seller attacks, and may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our common shares for a return on your investment.

We currently intend to retain most, if not all, of our funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our amended and restated memorandum and articles of association and certain requirements of BVI law. Under BVI law, a BVI company may pay a dividend provided the directors are satisfied that immediately following the dividend the value of the company’s assets will exceed its liabilities and the company will be able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our common shares will likely depend entirely upon any future price appreciation of our common shares. There is no guarantee that our common shares will appreciate in value or even maintain the price at which you purchased our common shares. You may not realize a return on your investment in our common shares and you may even lose your entire investment in our common shares. Additionally, because we are a holding company, our ability to pay dividends on our common shares may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions that are imposed under the terms of the agreements governing our subsidiaries’ loan and credit facilities. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of such dividend.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI and many of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The courts of the BVI would not automatically enforce judgments of U.S. courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in the BVI against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the BVI providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which BVI courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the BVI courts if contrary to public policy in the BVI. Because judgments of U.S. courts are not automatically enforceable in the BVI, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

In addition, under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As currently there exists no treaty or other form of reciprocity between China and the U.S. governing the recognition and enforcement of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that we are incorporated in the BVI. As a result, the rights of shareholders may be limited.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a court of the United States. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law or to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs will be governed by the provisions of our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the British Virgin Island Business Companies Act, 2004 as amended from time to time, or the BVI Act, and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the United States, and the BVI law and regulations regarding corporate governance matters may not be as protective of our shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

The laws of BVI provide limited protections for our shareholders, so our shareholders will not have the same options as to recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI there is limited statutory protection of our shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) a company is acting or proposing to act illegally or beyond the scope of its authority; (ii) the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; (iii) the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or (iv) those who control the company are perpetrating a “fraud on the minority.”

These rights may be more limited than the rights afforded to our shareholders under the laws of states in the United States.

Other than as set forth in the BVI Act, shareholders of BVI companies like us have no general rights under BVI law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, other than as set forth in the BVI Act. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ’s corporate governance listing standards.

As a BVI company listed on the NASDAQ Capital Market, we are subject to NASDAQ’s corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. After the completion of the Merger, we intend to follow some or all BVI corporate governance practices in lieu of the corporate governance requirements of NASDAQ that listed companies must have for as long as we qualify as a foreign private issuer.

For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NASDAQ’s corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

We are and will continue to be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, after the completion of Merger, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal name of the Company is Lianluo Smart Limited. Lianluo Smart Limited was incorporated in the BVI on July 22, 2003. Our principal executive office is located at is Room 1003B, 10th Floor, BeiKong Technology Building No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China. Our telephone number is (+86) 10-89788107.

Corporate History

We were incorporated as an international business company under the International Business Companies Act, 1984, in the BVI on July 22, 2003 under the name “De-Haier Medical Systems Limited”. We changed our name to “Dehaier Medical Systems Limited” on June 3, 2005, and to “Lianluo Smart Limited” on November 21, 2016. As a holding company, we do not directly conduct business and instead relies on Lianluo Connection, and prior to August 2020, Beijing Dehaier, to operate in China.

On September 24, 2003, we established our former subsidiary, Beijing Dehaier. Beijing Dehaier conducted a substantial portion of our operations in China and was responsible for generating a substantial portion of our revenues. Beijing Dehaier was formed as a joint venture between a Chinese entity, Beijing Dehaier Technology Company Limited (“BTL”), and us in order to allow foreign investments to be used to grow our business. Because Beijing Dehaier was engaged in an encouraged industry under the Foreign Investment Industrial Guidance Catalogue, it was allowed to accept foreign investments as a Chinese-foreign equity joint-venture. This structure allowed Beijing Dehaier access to foreign capital that would not have been available outside of this structure.

Beijing Dehaier was focused on the development and distribution of medical devices since its inception and began developing its respiratory and oxygen homecare business in 2006.

On April 22, 2010, we completed an initial public offering of 187,500 common shares. The offering was completed at an issuance price of $64.00 per share. Prior to the offering, we had 375,000 issued and outstanding shares, and after the offering, the Company had 562,500 issued and outstanding shares.

On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which we agreed to sell an aggregate of 91,837 common shares and warrants to initially purchase an aggregate of 27,551 common shares. The purchase price was $72.96 per common share. The offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million, not including any proceeds from warrant exercises. The warrants were exercisable immediately as of the date of issuance at an exercise price of $94.88 per common share and were to expire forty-two months from the date of issuance. On April 21, 2016, we entered into warrant repurchase agreements with the holders of these warrants and the placement agent involved in the offering, pursuant to which we agreed to repurchase 36,735 warrants for cash payments equal to $30.4 per share underlying the warrants. We completed the repurchase of the warrants on June 2, 2016, and as of the date of this annual report, all of such warrants have been cancelled.

On January 14, 2016, we completed an acquisition of 0.8% equity interest of Beijing Dehaier from BTL. As a result, Beijing Dehaier became our wholly owned subsidiary.

On February 1, 2016, our board of directors approved the formation of a new wholly owned subsidiary, Lianluo Connection, in Beijing, and we finished the related registration procedures in China on June 20, 2016. Lianluo Connection aims at the development of wearable medical devices and mobile medical products, as well as the provision of relevant technical services.

On February 22, 2016, we discontinued part of our medical devices business, including assembly and sales of X-ray machines and anesthesia machines, monitoring devices, general medical products, and oxygen generators.

On April 28, 2016, we entered into a definitive securities purchase agreement with Hangzhou Lianluo to sell 1,388,888 of our common shares to Hangzhou Lianluo for an aggregate purchase price of $20 million. The purchase price was $14.4 per share, which represented a 35% premium to the closing price of our common shares of $10.64 on April 27, 2016. We completed our first closing under the securities purchase agreement on June 2, 2016, pursuant to which we sold 77,551 common shares for an aggregate purchase price of $1,116,744. On June 28, 2016, we entered into amendment no. 1 to the securities purchase agreement to extend the closing date from June 30, 2016 to September 30, 2016. On August 18, 2016, we completed the sale of an aggregate of $20 million of our common shares and warrants to purchase common shares.

On June 8, 2017, the Company held the annual general meeting to approve the Company’s amended and restated memorandum and articles of association in order that the Company’s authorized shares be re-classified and re-designated into 50,000,000 common shares of par value of $0.002731, of which 37,888,889 were designated as Class A common shares of par value of $0.002731 each and 12,111,111 were designated as Class B common shares of par value of $0.002731 each.

On February 14, 2020, we consummated a registered direct offering of 323,750 Class A common shares and a concurrent private placement of warrants to purchase up to 323,750 Class A common shares with certain accredited investors. The purchase price per Class A common share in the registered direct offering was $6.8. The warrants sold in the concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $6.8 per share, which was thereafter adjusted to $4.9912, subject to full ratchet anti-dilution protection. On February 25, 2020, we consummated a second registered direct offering of 437,500 Class A common shares and a concurrent private placement of warrants to purchase up to 437,500 Class A common shares with the same accredited investors. The purchase price per Class A common share in the second registered direct offering was $5.6. The warrants sold in the second concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $5.6 per share, subject to full ratchet anti-dilution protection. On March 2, 2020, we consummated a third registered direct offering of 612,500 Class A common shares and a concurrent private placement of warrants to purchase up to 612,500 Class A common shares with the same accredited investors. The purchase price per Class A common share in this registered direct offering was $5.6 per share. The warrants sold in the third concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $5.6 per share, subject to full ratchet anti-dilution protection.

On August 13, 2020, Lianluo Connection entered into a share transfer agreement with China Mine United Investment Group Co., Ltd., or China Mine, pursuant to which Lianluo Connection transferred its 100% equity interests in Beijing Dehaier to China Mine for cash consideration of RMB 0. In exchange for all of the equity interests in Beijing Dehaier, China Mine agreed to assume all liabilities of Beijing Dehaier. The board of directors of the Company approved the transaction after it received a written opinion rendered by The Benchmark Company, LLC, or Benchmark, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration to be received by the Company in the sale of Beijing Dehaier is fair to the Company’s shareholders from a financial point of view.

On September 18, 2020, Lianluo Smart Limited set up a wholly-owned subsidiary, Lianluo Technology, in Hangzhou, PRC. Lianluo Technology was formed to engage in the business of technology development. Lianluo Technology has not carried on any business operations to date.

On September 23, 2020, Lianluo Smart set up another wholly-owned subsidiary Lightning Delaware Sub, Inc. (“Merger Sub”) in the State of Delaware. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger Agreement and the Merger.

Currently, Lianluo Smart wholly owns Lianluo Connection, Lianluo Technology and Merger Sub while Lianluo Connection is our only operating subsidiary.

On October 21, 2020, we amended and restated our memorandum and articles of association to complete a share combination of our common shares at a ratio of one-for-eight, which decreased our outstanding Class A common shares from 17,685,475 shares to 2,210,683 shares and our outstanding Class B common shares from 11,111,111 shares to 1,388,888 shares. This share combination also decreased our authorized shares to 6,250,000 common shares of par value of $0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares. Accordingly, except for the information related to reclassification of our common shares approved by the shareholders on June 8, 2017 as set forth above in this section “—History and Development of the Company” or as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of this share combination.

In late January 2021, the investors exercised 1,255,000 of the warrants that were originally issued in February and March of 2020. This exercise resulted in the issuance of 1,255,000 Class A common shares to these investors and aggregate cash proceeds to the Company of $6.8 million. As of the date of this annual report, warrants to purchase 118,750 Class A common shares remain outstanding.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report:

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Principal Capital Expenditures and Divestitures

We do not have any material capital expenditure in 2020. On August 13, 2020, Lianluo Connection entered into a share transfer agreement with China Mine, pursuant to which Lianluo Connection transferred its 100% equity interests in Beijing Dehaier to China Mine for cash consideration of RMB 0.

In 2019, we obtained short-term loans of $942,500 from Hangzhou Lianluo, which constitute our main method of financing. For the year ended December 31, 2019, our total capital expenditures and divestitures were $0. For the year ended December 31, 2018, our total capital expenditures and divestitures were $0.8 million and $0, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets.

B. Business Overview

General

In 2020, we continued to scale down our operations, and we have discontinued, as appropriate, our unprofitable traditional medical equipment business. We currently focus on the marketing and sale of our sleep respiratory analysis system and certain other medical devices.

We have developed and distributed medical devices, focusing primarily on sleep respiratory solutions to the Obstructive Sleep Apnea Syndrome, or OSAS, since 2010. We provide users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. Since fiscal 2018, we have been providing examination services to hospitals and medical centers through our developed medical wearable devices. Doctors are able to refer to examination results provided by the device in making diagnoses regarding OSAS. We have established cooperation with a number of medical check-up centers in China, such as Meinian Hospital, Ciming Hospital, to reach and serve their clients. The spread of COVID-19 has caused all hospitals and check-up centers that we have business relationships with to suspend business in February 2020 and, as a result, restricted our rendering of service. Since March 2020, these hospitals and check-up centers have gradually resumed operations and our service has been gradually recovering as well.

Our Products and Services

Our Proprietary Product

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

Medical Devices (Including Related Supporting Products)

●	Sleep Apnea Diagnostic Products. We have designed and provided two types of screening and diagnosis products which are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea.

We ceased our abdominal pressure cardiopulmonary resuscitation, or CPR, instrument line business as a result of the disposition of our wholly-owned subsidiary, Beijing Dehaier, in August 2020.

Proprietary Rights for Our Proprietary Products

We own a portfolio of intellectual property rights in China in connection with our past and present product offerings. Under the Lianluo Connection brand, we have been awarded a total of 12 software copyrights for our continuous positive airway pressure devices. In addition, we have been granted two design patents relating to sleep respiratory analysis system. We have not filed for any patent protection outside of China.

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

Our agency agreement with Timesco Healthcare Ltd., pursuant to which we served as a distributor for it in China for laryngoscopes, terminated in February 2019.

Our Services

In the OSAS sector, starting from fiscal 2018, we provide technical services in relation to detection and analysis of OSAS. We focused on the promotion of sleep respiratory solutions and services in public hospitals. Our wearable sleep diagnostic products and cloud-based services are also available in the medical centers of private preventive healthcare companies in China.

We have partnered with 22 hospitals, 17 distributors and 16 check-up centers over 26 cities across China, such as Beijing, Tianjin, Nanjing, Jinan and Hangzhou, for the sales of medical equipment and for the provision of OSAS diagnostic services.

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

Our distributors. Sales to our distributors make up the substantial majority of our revenues as over 89% of our total revenues are from distributors. We have established contractual distribution relationships with approximately 17 independent distributors. We do not own, employ or control these independent distributors.

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

Dependence on Major Customers. For the years ended December 31, 2020, 2019 and 2018, approximately 91%, 36% and 29% of our total revenues, respectively, were received from two largest customers for continuing operations.

Dependence on Major Suppliers. For the years ended December 31, 2020, 2019 and 2018, purchases from two largest suppliers for continuing operations were approximately 100%, 100% and 48% of the total purchases, respectively.

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

Our competitors include publicly traded and privately held multinational companies. We believe that we can continue to compete in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small and medium-sized hospitals. In addition, our low-cost operating model allows us to compete effectively for sales to large hospitals.

We believe our competitive position in China varies depending on the product in question. While we are a much smaller company overall than, for example, General Electric, Siemens or Philips and are unable to offer the range or depth of products each of those companies offers, we believe our market position is favorable in several segments.

Sales and Marketing

We always deliver our products after receiving payment from distributors and settle with our corporate customers pursuant to the term of contract, which generally ranges from 3 to 7 months. Additionally, we provide sleep respiratory apnea analysis services to hospitals and physical examination centers. We require settlement of these service fees on a monthly basis. We attend conferences held by hospitals and medical organizations in various regions. We also set booths to display and promote our products and services to ensure and improve effectiveness of our sales and marketing activities.

China’s medical device market features a significant number of small distributors. For example, China is currently investing heavily in health care nationwide; however, money for healthcare is currently unevenly distributed. There are a number of large hospitals that have significant resources and a number of rural clinics that have extremely limited budgets. We are also able to supply our proprietary products and serve clinics with limited budgets at affordable prices.

We have confidence on our well-established distribution channels and market presence. We have partnered with 17 dealers and distributors, 22 hospitals, 16 check-up centers over 26 cities across China. We compete with other companies by offering effective, convenient and most competitively priced products and services to customers. Furthermore, being a NASDAQ-listed company has helped to build our brand image and reputation with potential customer and business partners.

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

Regulation

Regulations Relating to Foreign Ownership in the Medical Device Industry

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Our PRC subsidiary, Lianluo Connection, has been granted necessary permits and licenses by relevant agencies to sell its medical devices.

Regulations Related to Intellectual Property

The Standing Committee of the National People’s Congress, or SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2019 revision, effective November 1, 2019) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014, are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis and grants a term of ten years to registered trademarks.

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

The Patent Law of the PRC was adopted by SCNPC in 1984 and amended in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years for an invention and a term of ten years for a utility model or design, commencing on the application date. Subject to limited exceptions provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or otherwise the use will constitute an infringement of the rights of the patent holder.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures, on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

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

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, Lianluo Smart may rely on dividend payments from Lianluo Connection, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of Lianluo Connection to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Relating to Doing Business in China——Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. See “Risk Factors—Risks Relating to Doing Business in China—We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which first became effective on September 8, 2006.”

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. The PRC State Council promulgated the Implementation Rules of the Enterprise Income Tax Law on December 6, 2007, which became effective on January 1, 2008 and was partially amended on April 23, 2019. According to Enterprise Income Tax Law and its Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC (as well as four conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019 between the China mainland and Hong Kong), such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

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

D. Property, Plant and Equipment

We are headquartered and our executive offices are located at Room 1003B, 10th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China. The following is a description of our properties, which we lease from third-parties:

Use	Address	Space
Principal Executive Office	Lianluo Smart Limited Room 1003B, 10th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, China	675 square feet

Storage Facility	Lianluo Connection Room 10, Negative Level 1, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, China	323 square feet

Offices	Lianluo Connection Room 202, 2nd Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing, China	1,269 square feet

We are using these facilities for free without written lease agreements. We believe that our current facilities are adequate to meet our ongoing needs and that, and we will be able to obtain additional facilities on commercially reasonable terms, if additional space is required.

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

A. Operating Results

Overview

Our Company’s business of product sales is divided into two parts: (i) medical products; and (ii) mobile medicine, primarily wearable sleep respiratory solution for OSAS. For the years ended December 31, 2020, 2019 and 2018, our total revenues from product sales from continuing operations amounted to approximately $0.32 million, $0.21 million, and $0.34 million, respectively.

Since 2018, we started to earn service revenue from provision of technical services in relation to detection and analysis of OSAS. We focused on the promotion of sleep respiratory solutions and service in public hospitals. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of private preventive healthcare companies in China. For the years ended December 31, 2020, 2019 and 2018, our total service revenues generated from provision of OSAS diagnostic services amounted to approximately $0.04 million, $0.17 million and 0.22 million, respectively.

Our revenues are subject to value added tax (“VAT”) and sales returns. We deduct these amounts from our gross revenue to arrive at our total revenue. Our net loss attributable to the Company for the years ended December 31, 2020, 2019 and 2018 were approximately $3.24 million, $4.45 million, and $8.91 million, respectively.

In 2017 we discontinued the unprofitable medical device businesses, including assembly and sales of X-ray machines, laryngoscope, anesthesia machines, the first-generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. In 2018, we stopped selling compressors and laryngoscope. Only a few potentially profitable businesses such as sales of CPR instruments continued. In August 2020, we ceased our CPR instrument line business as a result of the disposition of our wholly-owned subsidiary, Beijing Dehaier.

Our corporate and business restructuring plan aims to concentrate our Company’s resources to develop our mobile health business, including wearable sleep respiratory device business. We believe these changes are crucial to improve our competitive advantages in the industry.

Our revenue for the fiscal year 2020 decreased by $0.02 million compared to that for the fiscal year 2019. Starting from 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers. However, the provision of these OSAS diagnosis services is still in its early stage and we may need to invest more marketing efforts in order to build up and consolidate our partnership with hospitals and physical examination centers in China.

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$358,536	$383,458	$559,386

Costs of revenue	(646,653)	(743,744)	(757,901)
Gross loss	(288,117)	(360,286)	(198,515)

Selling expenses	(91,820)	(835,270)	(2,082,829)
General and administrative expenses	(2,482,201)	(2,593,808)	(3,675,465)
Provision for doubtful accounts and inventories	(113,000)	(13,011)	(22,229)
Impairment loss for intangible assets	-	-	(3,281,779)
Operating loss	(2,975,138)	(3,802,375)	(9,260,817)

Financial income (expenses)	561	557	(37,899)
Other expense, net	(23,193)	(32,227)	(211,151)
Unrealized gain (loss) on marketable securities	130,435	(1,356,565)	-
Change in fair value of warrants liability	(129,036)	739,616	599,865
Loss on disposal of a subsidiary	(245,326)	-	-
Net loss	(3,241,697)	(4,450,994)	(8,910,002)

Net loss attributable to Lianluo Smart Limited	$(3,241,697)	$(4,450,994)	$(8,910,002)

Comprehensive loss attributable to Lianluo Smart Limited	$(3,091,357)	$(4,617,886)	$(9,425,479)

Major Events in 2020

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

The COVID-19 pandemic has a relatively limited impact on our results of operations for the fiscal year ended December 31, 2020. Our total revenue decreased by 6% from approximately $0.38 million for the year ended December 31, 2019 to approximately $0.36 million for the year ended December 31, 2020, mainly due to a decrease of approximately $0.14 million in service revenue from the provision of OSAS diagnostic services, as COVID-19 caused patient users to decrease in the hospitals and medicals centers we cooperate with, partially offset by an increase in product sales of $0.11 million.

The outbreak has been evolving rapidly. We will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large. See “Risk Factors—Risks Relating to our Business—The outbreak of coronavirus may have a material adverse effect on our business and the trading price of our common shares.”

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

On August 12, 2020, Mr. He resigned from his positions as Chief Executive Officer, Chairman and director of the Company. Mr. He’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On August 25, 2020, the board of directors appointed Mr. Bin Lin as Chief Executive Officer and Chairman of the Company to fill the vacancies created by Mr. He’s resignation.

[3] Disposition of Beijing Dehaier

On August 13, 2020, Lianluo Connection entered into a share transfer Agreement with China Mine United Investment Group Co., Ltd., or China Mine, pursuant to which Lianluo Connection transferred its 100% equity interests in Beijing Dehaier to China Mine for cash consideration of RMB 0. In exchange for all of the equity interests in Beijing Dehaier, China Mine agreed to assume all liabilities of Beijing Dehaier. The board of directors of the Company approved the transaction after it received a written opinion rendered by Benchmark, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration to be received by the Company in the sale of Beijing Dehaier is fair to the Company’s shareholders from a financial point of view.

[4] Share Combination

On October 21, 2020, we amended and restated our memorandum and articles of association to complete a share combination of our common shares at a ratio of one-for-eight, which decreased our outstanding Class A common shares from 17,685,475 shares to 2,210,683 shares and our outstanding Class B common shares from 11,111,111 shares to 1,388,888 shares. This share combination also decreased our authorized shares to 6,250,000 common shares of par value of $0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of this share combination.

[5] Proposed Merger and Disposition

On October 23, 2020, we entered into the Merger Agreement with Merger Sub and Newegg, whereby Merger Sub will merge with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Company. Under the Merger Agreement, at the effective time of the Merger, each share of the capital stock of Newegg issued and outstanding immediately prior to the effective time of Merger (other than treasury shares and any shares of Newegg capital stock held directly by us or Merger Sub) will be converted into the right to receive 5.8417 common shares of the Company and, if applicable, cash in lieu of fractional shares.

On October 23, 2020, we also entered into the Disposition Agreement with Beijing Fenjin and Lianluo Connection, pursuant to which Beijing Fenjin will acquire 100% of the equity interests in Lianluo Connection for RMB0 immediately following completion of the Merger. In exchange for all of the equity interests in Lianluo Connection, Beijing Fenjin agreed to contribute RMB87.784 million to Lianluo Connection’s registered capital by September 23, 2023 in accordance with the articles of association of Lianluo Connection. In addition, as an inducement for Beijing Fenjin entering into the Disposition Agreement, we agreed to convert the indebtedness in the aggregate amount of $11,255,188.47 that Lianluo Connection owes to us into additional paid-in capital of Lianluo Connection immediately prior to the closing of the Disposition.

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our revenues and net income are:

●	our ability to position our products and services in different market segments, including our efforts to sell our products and services to hospitals and other healthcare facilities nationwide;

●	our ability to price our products and services at levels that provide favorable and acceptable margins amidst increasing pressure from our competitors who also seek better pricing strategy for their own benefit;

●	new products and services introduced by us as well as our competitors. The introduction of new products and services by our competitors may lead to a decrease in sales and market share of our products and services, or force us to sell our products and services at reduced prices or margins;

●	our ability to attract and retain distributors and key customers;

●	our capability of gathering and analyzing market data, such as market capacity, new market trends, market share, and competitive landscape;

●	our ability to establish, promote, and maintain favorable public images of our Company and product brands; and

●	changes in macro-economic environment, both global and domestic, as well as healthcare-related government policies and legislation.

Our business is primarily conducted in China and all of our revenues are denominated in RMB. The conversion of RMB into U.S. dollars for our financial data during the fiscal years ended December 31, 2020 and 2019 is based on the middle exchange rate in China for cable transfers of RMB as certified for customs purposes promulgated by the People’s Bank of China. Our income statements are translated into U.S. dollars at the average exchange rates in each applicable period. The conversion of RMB into U.S. dollars for our financial data during the fiscal year ended December 31, 2018 is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. To the extent the U.S. dollar strengthens against RMB, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against RMB, the translation of RMB transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements into U.S. dollars in consolidation. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions.

For a detailed discussion of other factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Components of Results of Operations

The following table sets forth the components of our results of operations both in U.S. dollar amounts (in thousands) and as a percentage of total revenues for the years indicated.

	For the years ended December 31,						Changes		Changes
	2020		2019		2018		2020 vs. 2019		2019 vs. 2018
	USD		USD		USD		USD		USD
	(’000)%		(’000)%		(’000)%		(’000)%		(’000)%
Revenues	359	100	383	100	559	100	(24)	(6)	(176)	(31)
Cost of revenues	(647)	(180)	(744)	(194)	(758)	(136)	(97)	(13)	(14)	(2)
Gross loss	(288)	(80)	(361)	(94)	(199)	(36)	73	20	(162)	(81)
Selling expenses	(92)	(26)	(835)	(218)	(2,083)	(373)	(743)	(89)	(1,248)	(60)
General and administrative expenses	(2,482)	(691)	(2,594)	(677)	(3,675)	(657)	(112)	(4)	(1,081)	(29)
Provision for doubtful accounts and inventories	(113)	(31)	(13)	(3)	(22)	(4)	100	769	(9)	(41)
Impairment loss for intangible assets	-	-	-	-	(3,282)	(587)	-	-	(3,282)	(100)
Operating loss	(2,975)	(829)	(3,803)	(993)	(9,261)	(1,657)	828	22	5,458	59
Financial income (expenses)	1	-	1	-	(38)	(7)	-	-	39	103
Other expense, net	(23)	(6)	(32)	(8)	(211)	(38)	(9)	(28)	(179)	(85)
Unrealized gain (loss) on marketable securities	130	36	(1,357)	(354)	-	-	(1,487)	(110)	1,357	-
Change in fair value of warrants liability	(129)	(36)	740	193	600	107	(869)	(117)	140	23
Loss on disposal of a subsidiary	(245)	(68)	-	-	-	-	245	100	-	-
Net loss	(3,241)	(903)	(4,451)	(1,162)	(8,910)	(1,594)	1,210	27	4,459	50

Revenues

Our total revenues are derived from our medical devices and sleep respiratory businesses. In 2020, our total revenues from continuing operations decreased by 6%, mainly due to the decrease in service revenue from the provision of OSAS diagnostic services by $0.14 million, partially offset by an increase in product sales by $0.11 million. Starting in 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

Medical Products (Including Related Supporting Products) – Our Proprietary and Distributed Products

We derive revenues in our medical equipment product line from the sale of general hospital products and related supporting products and medical compressor. We continue to strategically reduce our sales of traditional medical devices, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on the technology of the mobile internet, including delivering comprehensive sleep respiratory solution for OSAS patient care management other medical products. Our sale of proprietary and distributed products accounted for approximately 90% and 55% of the total revenue for the fiscal year 2020 and 2019, respectively.

We discontinued, as appropriate, the unprofitable medical device business, including assembly and sales of C-arm X-ray machines, laryngoscope, anesthesia machines, the first-generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. We plan to maintain only a few profitable businesses on sales of our patented products including medical air compressors and the second-generation ventilator.

OSAS service (analysis and detection)

We derive revenues in our sleep respiratory line from sales of OSAS test and service. Our wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese leading private preventive healthcare companies in China. Our portable sleep diagnostic devices business accounted for approximately 10% of the total revenue for the year 2020 and 45% of the total revenue for the year 2019.

The following represents the revenues by product lines, all derived from China:

(In U.S. dollars)

	For the years ended December 31,
	2020	2019	2018
Sale of medical equipment
Abdominal CPR Compression	$301,549	$58,750	$221,414
Mobile Medicine (sleep apnea diagnostic products)	21,776	153,644	120,930
OSAS service (analysis and detection)	35,211	171,064	217,042
Total revenues	358,536	383,458	559,386

Cost of Revenues

For the years ended December 31, 2020, 2019 and 2018, cost of revenues primarily includes costs of materials, wages, depreciation on our productive plant and equipment and depreciation expenses of fixed assets for the provision of services, and other expenses associated with the distribution of product.

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

Critical Accounting Policies

We prepare consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Accounts Receivable

Accounts receivable are initially recorded at invoiced amount. Accounts receivable terms typically are net 60-180 days from the end of the month in which the services were provided, or when goods were delivered. The Company generally does not require collateral or other security to support accounts receivable. A reserve, if required, is based on a combination of historical experience, current conditions, and reasonable and supportable forecasts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

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

As of December 31, 2020, the investment was accounted at fair value with changes recorded through earnings.

Revenue Recognition

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations.

The Company recognizes revenue when a sales arrangement with a customer exists, transaction price is fixed or determinable and the Company has satisfied its performance obligation per the sales arrangement. The majority of Company revenue originates from contracts with a single performance obligation to deliver products or service. The Company’s performance obligations are satisfied when control of the product is transferred to the customer.

The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation.

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

The Company has two reportable segments, which are sales of medical equipment and provision of sleep diagnostic services.

The following is a description of principal activities from which the Company generates revenue and related revenue recognition policies:

1.	Sale of medical equipment

Sale of medical equipment includes both mobile medicine products (sleep apnea diagnostic products) and abdominal CPR Compression

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

Comparison of Years Ended December 31, 2020 and 2019

Revenues. Our total revenues from continuing operations decreased by 6% from $0.38 million for the fiscal year ended December 31, 2019 to $0.36 million for the fiscal year ended December 31, 2020. The decrease in revenue was caused by a reduction of approximately $0.14 million in OSAS diagnostic services, as COVID-19 caused patient users to decrease in the hospitals and medicals centers we cooperate with, partially offset by an increase in product sales of $0.11 million.

Cost of Revenues. Our cost of revenues from continuing operations decreased by 13% from $0.74 million for the fiscal year ended December 31, 2019 to $0.65 million for the fiscal year ended December 31, 2020. The decrease in cost of revenues was more than the decrease in revenue, mainly because the depreciation of our long-lived assets related to our service revenues decreased about $0.25 million compared with 2019, partially offset by an increase in product sales.

Gross Loss. Our gross loss from continuing operations decreased from $0.36 million in 2019 to $0.29 million in 2020. Gross loss as a percentage of income decreased from 94% in 2019 to 89% in 2020. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation of our long-lived assets related to our product and service revenues, in 2019, resulting in a high gross loss both in dollar terms and in percentage terms. In 2020, the long-lived assets have reached the depreciation period and accordingly the corresponding percentage has decreased.

Selling Expenses. Our selling expenses from continuing operations decreased by 89% from $0.84 million for the year ended December 31, 2019 to $0.09 million for the year ended December 31, 2020. The decrease in selling expenses was mainly due to dismissal of certain sales personnel, as the Company disposed of Beijing Dehaier in August 2020, and laid off many staff of Lianluo Connection, resulting in a lower salary and travelling expenses during 2020.

General and Administrative Expenses. Our general and administration expenses from continuing operations decreased by 4% from $2.59 million for the year ended December 31, 2019 to $2.48 million for the year ended December 31, 2020. The decrease is mainly because we dismissed some of our employees in 2020, resulting in approximately $0.56 million reduced expenses. In addition, our office rental payment and property costs have been reduced by about $0.19 million. We incurred approximately $0.70 million in 2020 for expenses relating to merger and acquisition activities, while we did not expend in any on similar activities in 2019.

Provision for Doubtful Accounts and Inventories. Our provision for doubtful accounts and inventories was $113,000 for the year ended December 31, 2020, as compared to a provision for doubtful accounts and inventories of $13,011 for the year ended December 31, 2019. The increase is mainly due to the increase in accounts receivable that we determined their collectability is remote and the increase of inventories that are obsolete.

Operating Loss. As a result of the foregoing, we incurred an operating loss of approximately $3.00 million in 2020, compared to approximately $3.80 million in 2019, representing a decrease of 22%.

Change in Fair Value of Warrants Liability. For the year ended December 31, 2020, the fair value loss on warrants issued to our major shareholder, Hangzhou Lianluo was $0.13 million, compared to a fair value gain of $0.74 million in 2019, relating to the warrants issued to Hangzhou Lianluo and other investors and placement agents in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with Hangzhou Lianluo in August 2016. The change in fair value of warrants liability is mainly due to the share price decline.

Taxation. We had no income tax expense in 2020 and 2019 as we incurred taxable losses in both years. We made full valuation allowance on deferred tax asset resulting from losses because it is more likely than not, we will not be able to utilize the tax benefits in the foreseeable future.

Net Loss. As a result of the foregoing, we had net loss of approximately $3.24 million in 2020, compared to approximately $4.45 million in 2019.

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

Provision for Doubtful Accounts. Our provision for doubtful accounts was $13,011 for the year ended December 31, 2019, as compared to a provision from doubtful accounts from continuing operations of $22,229 for the year ended December 31, 2018. A reserve for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Net Loss. As a result of the foregoing, we had net loss of approximately $4.45 million in 2019, compared to approximately $8.91 million in 2018.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2020, we had $1.82 million in cash and cash equivalents, increased from $0.02 million at December 31, 2019. As reflected in the consolidated financial statements, we had a net loss of $3.24 million and used $2.34 million of cash in operation activities for the year ended December 31, 2020. The ability to continue as a going concern is dependent upon our profit generating operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as going concern.

Our principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. We had a working capital of $3.26 million as of December 31, 2020. In February and March 2020, we obtained approximately $7.2 million from equity financings, net of placement agent’s commissions and other expenses. In late January 2021, 1,255,000 of warrants were exercised resulting in aggregate cash proceeds to the Company of $6.8 million. Considering the equity financings and our cost cutting activities, we believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements for the next 12 months.

On January 30, 2020, the World Health Organization declared a public health emergency of international concern due to the COVID-19 outbreak and the risks to the international community as the virus spreads globally. In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

Our service was suspended due to restrictions and hospital closures except for essential services in February 2020 and recovered gradually in March 2020 as hospitals gradually resumed business. The outbreak of COVID-19 and the business downturn since 2019 have had an adverse effect on our operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

The following table sets forth a summary of our cash flows for the periods indicated:

(In U.S. dollars)

	For the Years Ended December 31,
	2020	2019	2018
Net cash used in operating activities	(2,336,325)	(1,670,903)	(3,629,567)
Net cash (used in) provided by investing activities	(2,354)	23,016	(6,225,827)
Net cash provided by financing activities	7,657,550	1,362,681	3,700,493
Cash, cash equivalents and restricted cash at beginning of year	22,834	477,309	6,809,485
Cash, cash equivalents and restricted cash at end of year	5,316,177	22,834	477,309

Operating Activities

Net cash used in operating activities was $2,336,325 for the year ended December 31, 2020, compared to $1,670,903 for the year ended December 31, 2019. The reasons for this change are mainly as follows:

(i)	Net loss from operations was $3,241,697 in 2020, a decrease of approximately $1.2 million from net loss of $4,450,994 for 2019.

(ii)	The value of non-cash items, including stock-based compensation, depreciation, change in fair value of warrants liability, unrealized loss on investments and loss on disposal of a subsidiary, decreased to approximately $0.9 million in 2020, from $1.6 million in 2019.

(iii)	Accrued expenses and other current liabilities from operations increased by $124,786 in 2020, compared with an increase of $553,354 in 2019.

(iv)	Advance to suppliers increased by $539 in 2020, while it decreased by $145,024 in 2019.

(v)	Contract liability decreased by $117,476 in 2020, compared with an increase of $34,799 in 2019.

Net cash used in operating activities was $1,670,903 for the year ended December 31, 2019, compared to $3,629,567 for the year ended December 31, 2018. The reasons for this change are mainly as follows: (i) net loss from operations was $4,450,994 in 2019, a decrease of approximately $4.4 million from net loss of $8,910,002 for 2018; (ii) inventory decreased by $255,592 in 2019, while it increased by $137,464 in 2018; (iii) accrued expenses and other current liabilities from operations increased by $553,354 in 2019, compared with an increase of $214,245 in 2018; and (iv) the value of non-cash items, including stock-based compensation, impairment loss and unrealized loss on investments, decreased to approximately $1.6 million in 2019, from $4.7 million in 2018.

Investing Activities

Net cash used in investing activities for the fiscal year 2020 was $2,354 compared to net cash of $23,016 provided by investing activities for the fiscal year 2019. The cash used in investing activities in 2020 was attributable to the disposal of the subsidiary. The cash provided by investing activities in 2019 was all attributable to proceeds from disposal of equipment.

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

Financing Activities

Net cash provided by financing activities in 2020 was $7,657,550, which was mainly a result of obtaining approximately $7.2 million from equity financings and short-term loans of $0.50 million from Mr. Ping Chen. The Company has placed $3.5 million into a U.S. bank account designated by a third-party escrow agent mutually selected by the Company and Newegg. The escrow amount will be used solely to (i) defend, indemnify and hold harmless Newegg, the Company and each of their respective affiliates and representatives against, and satisfy any liabilities relating to, any actions relating to the securities purchase agreements dated February 12, 2020, February 21, 2020 and February 27, 2020 between the Company and certain investors or the Class A common share purchase warrants issued on February 14, 2020, February 25, 2020, and March 2, 2020, in each case as amended or restated and (ii) pay the termination fee that may become payable by the Company to Newegg in accordance with the terms of the Merger Agreement.

Net cash provided by financing activities in 2019 was $1,362,681, which was mainly a result of obtaining short-term loans of $0.94 million from Hangzhou Lianluo, and $0.24 million from Mr. Ping Chen. Net cash provided by financing activities in 2018 was $3,700,493, which was mainly a result of obtaining short-term loans of $3.7 million from Hangzhou Lianluo.

As of December 31, 2019, the Company has borrowings of $931,450 due to Hangzhou Lianluo. The loans were extended, interest-free and without specific repayment date, which is based upon both parties’ agreement.

Contractual Obligations and Commercial Commitments

We have no material contractual obligations as of December 31, 2020. We lease properties for administration offices and warehouse facilities from third-parties for free without written lease agreements and these properties are principally located in the PRC.

Capital Expenditures

We made capital expenditures of approximately $0 million, $0 million and $0.78 million in 2020, 2019 and 2018, respectively.

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

C. Research and Development

Our research and development capabilities have allowed us to introduce new and more advanced products at competitive prices. Research and development costs from continuing operations were $0, $0 and $301,713 for the years ended December 31, 2020, 2019 and 2018, respectively. There were no research and development costs incurred for the year ended December 31, 2020.

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

None.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

Name	Age	Position
Bin Lin	56	Chairman of the Board and Chief Executive Officer
Yingmei Yang	51	Director and Interim Chief Financial Officer
Richard Zhiqiang Chang(1)	58	Independent Director
Bin Pan(2)	48	Independent Director
Fuya Zheng(3)	54	Independent Director
Ping Chen	58	Founder and former Chief Executive Officer of the Company, and President and Legal Representative of Lianluo Connection and Beijing Dehaier

(1)	Chair of the compensation committee.
(2)	Chair of the nominating committee.
(3)	Chair of the audit committee.

Mr. Bin Lin. Mr. Lin has served as the Company’s chairman of the board of directors and Chief Executive Officer since August 2020. Mr. Lin is chairman of the board of Beijing Huitu Information Technology Co., Ltd. (“Huitu”) since December 2013. Huitu, a company based in Beijing, China, develops and sells water resources application software and related products. From January 2006 to December 2013, he was the chief executive officer of China Fire & Security Group, a company engaged in the design, development, manufacturing and sale of industrial fire protection products and services, whose common stock was listed on The NASDAQ Stock Market from 2007 to 2011. From January 2000 to December 2005, he was the general manager of Beijing Linkehaide Technology Co., Ltd, a provider of software and hardware development platforms and solutions for telecom equipment manufacturers and value-added service operators. Mr. Lin received a master’s degree in Electrical Engineering from University of Toronto in 1989, a master’s degree in Management Science from Huazhong University of Science and Technology in 1987 and a bachelor’s degree in Electrical Engineering from Huazhong University of Science and Technology in 1986. Mr. Lin is a Canadian national and currently lives in Beijing, China.

Ms. Yingmei Yang. Ms. Yang has served as our interim Chief Financial Officer since March 15, 2018 and on our board of directors since April 1, 2020. Ms. Yang served as the Vice President of Hangzhou Lianluo from February 2018 to September 2020. From January 2015 to February 2018, Ms. Yang was Chief Financial Officer and Vice President of Hangzhou Lianluo. From February 2013 to January 2015, Ms. Yang was the Chief Financial Officer and Secretary of the Board of Beijing Digit Horizon Technology Limited, the predecessor of Hangzhou Lianluo. Ms. Yang currently also serves on the board of directors of Newegg Inc.

Mr. Richard Zhiqiang Chang. Mr. Chang has served as our independent director since 2016. Mr. Richard Chang has been CEO of Beijing Zhineng Technology Co., Ltd. in Beijing China since October 2015. Prior to that position, he served as a Key Account Manager and Business VP at AREVA Inc. in Beijing, China from 2013 through October 2015 and Chief Representative and Regional VP at Ventyx Inc. in Atlanta, Georgia from July 2009 to July 2013. Mr. Chang earned a master’s degree in computer science in 1997 from the University of Texas at Dallas, a master’s degree in automation in 1990 from Shanghai Jiaotong University and a bachelor’s degree in automation in 1985 from the same school.

Mr. Bin Pan. Mr. Pan has served as our independent director since October 2016. Mr. Bin Pan is the Chairman of Shanghai Hubo Investment Management Co., Ltd. He is also an independent director of Wanxiang Qianchao Co., Ltd, Zhejiang Jolly Pharmaceutical Co., Ltd and Shanghai Zhixin Electric Co., Ltd. In addition, Mr. Pan has been a partner at Shanghai Capital Law & Partners law firm since June 2004. From 2015 to 2018, Mr. Pan was an independent director of Hangzhou Lianluo. He used to be the vice-president at the investment banking division of China Southern Securities Co., Ltd. from March 1997 to June 2004. Mr. Pan earned his master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his bachelor’s degree in 1994 from Huazhong University of Science and Technology University.

Mr. Fuya Zheng. Mr. Zheng was appointed as an independent director to the board of the Company, effective April 24, 2020. Mr. Zheng has extensive experience in corporate finance and investment management. He has served as Chief Financial Officer of X Financial since August 2020. He was a consultant of Yingde Gases Group Company (“Yingde Gases”), a leading industrial gas supplier in China, from September 2017 to March 2020. Mr. Zheng was an independent director of Yingde Gases from September 2009 to September 2017. From February 2018 until May 2019, Mr. Zheng was also an independent director of ChinaCache International Holdings Ltd. (CCIHY). From January 2008 to November 2012, Mr. Zheng was Chief Financial Officer of Cogo Group, Inc., a then Nasdaq listed company that provided customized module design solutions and manufactured electronic products in China. Mr. Zheng was also a director of the same company from January 2005 to November 2012. Prior to that, Mr. Zheng was vice president of travel service at eLong, Inc., one of the leading online travel service companies in China and listed on the NASDAQ, where he was responsible for the overall operation of eLong Inc.’s travel services. Mr. Zheng received a Bachelor of Business Administration majoring in accounting from City University of New York in 1994.

Mr. Ping Chen. Mr. Chen served as a director of the Company from 2003 to April 1, 2020 and our Chief Executive Officer from 2000 to April 1, 2020. From 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen was an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 to 1993. Mr. Chen founded BTL in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. After his resignation as a director and Chief Executive Officer of the Company on April 1, 2020, Mr. Chen continues to serve as the president and legal representative of Lianluo Connection, our PRC subsidiary. His service is essential to our business and operations.

B. Compensation

For the year ended December 31, 2020, the aggregate cash compensation accrued for our directors and senior management as a group was approximately $0.168 million, among which, approximately $0.108 million was paid in 2020 and the remaining $0.06 million was paid in January 2021. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. Employee directors do not receive any compensation for their services as directors. Non-employee directors are entitled to receive payment for serving as directors and may receive option grants from the Company.

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

D. Employees

As of December 31, 2020, we had 6 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Mid and high level Manager	3
Sales, Marketing and General management	1
Procurement and Technical Clinical Service	1
Accountant	1

TOTAL	6

The development of the Company highly dependent on the continued service of our key executives and other key personnel. As part of its compensation philosophy, the Company believes that it must offer and maintain market competitive salary programs for its employees in order to attract and retain exceptional talent. In addition to competitive base wages, additional programs include Employee Stock Purchase Plan, healthcare and insurance benefits, housing provident fund, paid time off, overtime compensation, sick leave.

The safety, health and wellness of the Company’s employees is a top priority. During COVID-19, through teamwork and the adaptability of management and staff, the Company was able to arrange its employees to take turns to work in the company. Employees are required to report their health status on time every day. All employees are asked not to come to work when they experience signs or symptoms of a possible COVID-19 illness. In addition, the Company incorporated frequent communication updates using a variety of methods to ensure that all employees were kept informed of updates regarding the ongoing pandemic.

In 2019, Beijing Dehaier and Lianluo Connection terminated employment of over 50 employees due to business restructuring. As of December 31, 2019, 34 of these laid-off employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensation. As regards the total expenses pertaining to this lay-off, the Company recorded liabilities of RMB979,716 (approximately $140,393) in employment termination compensations and RMB2.99 million (approximately $428,467) in unpaid salaries in 2019. As of December 31, 2020, all of the termination compensations and salaries of Beijing Dehaier’s former employees and all of the salaries of Lianluo Connection’s former employees had been paid off. There was about RMB91,623 (approximately $14,046) termination compensation that Lianluo Connection that had not paid to its former employees.

In 2020, Beijing Dehaier and Lianluo Connection terminated the employment of additional 25 employees due to the business downturn. Most of these former employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, respectively, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensation upon termination. As of December 31, 2020, Beijing Dehaier and Lianluo Connection have entered into settlement agreements with 15 of these former employees and settled disputes through negotiations with the rest of these employees. The total settlement amount for the 25 employees was RMB3,354,405 (approximately $486,389). All of the settlement amount relating to Beijing Dehaier’s former employees has been paid off, and Lianluo Connection has not paid the remaining amount of RMB1,182,098(approximately $181,216).

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2021 by: (i) each of our directors and named executive officers, (ii) all directors and named executive officers as a group, and (iii) each person who is known by us to beneficially own 5% or more of our outstanding Class A common shares and Class B common shares, respectively.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A common shares and Class B common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, including the percentage of total voting shares, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of the Company, Room 1003B, 10th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China.

	Amount of Beneficial Ownership(1)		Percent of	Percent of	Percent of
Name and Address of Beneficial Owner	Class A Common Shares	Class B Common Shares	Class A Common Shares(2)	Class B Common Shares(3)	Total Voting Shares(4)
Bin Lin, Chairman and CEO	0	0	*	*	*
Yingmei Yang, Director and Interim CFO	0	0	*	*	*
Richard Zhiqiang Chang, Director	0	0	*	*	*
Bin Pan, Director	0	0	*	*	*
Fuya Zheng, Director	0	0	*	*	*
All officers and directors as a group	0	0	*	*	*
Zhitao He(5)	58,937	1,513,888	1.70%	100%	81.68%
Ping Chen(6)	267,425	0	7.57%	*	1.54%

*	Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 3,465,683 Class A common shares outstanding as of March 31, 2021. Holders of Class A common shares are entitled to one vote per share.
(3)	Based on 1,388,888 Class B common shares outstanding as of March 31, 2021. Holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible at any time by the holder into one Class A common share.
(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A common shares and Class B common shares, voting together as a single class.

(5)	Includes 58,937 Class A common shares held by Hyperfinite Galaxy Holding Limited, a company controlled by Zhitao He, 1,388,888 Class B common shares held by Hangzhou Lianluo and 125,000 Class B common shares issuable upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days. Mr. He is the chairman and chief executive officer of Hangzhou Lianluo.
(6)	Includes 201,692 Class A common shares issued and outstanding and 65,733 Class A common shares underlying options exercisable within 60 days. Ping Chen pledged his 201,692 Class A common shares to Hangzhou Lianluo in favor of Lianluo Connection with respect to the indebtedness of RMB 6.5 million owed by Lianluo Connection to Hangzhou Lianluo.

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of the Company.

Share Option Plan and Grants

Under our employee stock option plans, our stock options generally expire after ten years from the date of grant.

In 2009, in connection with our initial public offering, we established a pool for share options for our employees (the “2009 Share Incentive Plan”). This pool contains options to purchase up to 56,250 of our Class A common shares. The options vest at a rate of 20% per year for five years and have an exercise price of the market price of our shares on the date the options are granted. On December 29, 2011, we issued all 56,250 options pursuant to its 2009 Share Incentive Plan at an exercise price of $11.6 per share, which vest over five years until December 28, 2016 and will expire on December 29, 2021. As of October 7, 2013, 125 options issued under this plan had been exercised for common shares, and the Company’s Board decided to grant Mr. Ping Chen, our former Chief Executive Officer, 11,750 options recovered from former employees who received options under this plan and thereafter ceased to be employed by us. These 11,750 options were awarded to Mr. Chen on October 7, 2013, at an exercise price of $18.4 per share, vesting over five years until October 6, 2018 and expiring on October 7, 2023. As of the date of this report, 23,000 options are issued and outstanding under the 2009 Share Incentive Plan.

In 2013, we established our 2013 Share Incentive Plan (the “2013 Share Incentive Plan”). This pool allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 57,750 of our common shares. We issued 16,375 options pursuant to the 2013 Share Incentive Plan on August 20, 2014 at an exercise price of $42.48 per share which vest over five years until August 19, 2019. As of the date of this report, there are 16,375 options issued and outstanding under this plan which will expire on August 20, 2024.

On July 28, 2014, our shareholders approved the 2014 Share Incentive Plan which provides that the maximum number of shares authorized for issuance under this plan shall not exceed ten percent of the number of issued and outstanding shares of company stock as of December 31 of the immediately preceding fiscal year, and an additional number of shares may be added automatically annually to the shares issuable under the Plan on and after January 1 of each year, from January 1, 2015 through January 1, 2024 (the “2014 Share Incentive Plan”). The 2014 Share Incentive Plan will terminate on July 28, 2024.

Accordingly, the 2014 Share Incentive Plan allows us to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 58,350 Class A common shares. We issued 43,625 options under this share option pool on August 7, 2015 at an exercise price of $13.12 per share. The options vest over two years until August 6, 2017. As of the date of this report, there are no options outstanding under this plan.

Our 2014 Share Incentive Plan (2015 Tranche) (the “2015 Tranche”) allows it to issue options, common shares and other securities exercisable or convertible into, in the aggregate, 72,608 of its Class A common shares. LLIT issued 72,608 options pursuant to its 2015 Tranche on March 21, 2016 at an exercise price of $15.04 per share which vested over two years until March 20, 2018. There are 26,983 options issued and outstanding under the 2015 Tranche which will expire on March 21, 2026.

On June 8, 2017, we held an annual general meeting to approve the company’s amended and restated Memorandum and Articles of Association in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 common shares of par value of $0.002731 each, of which 37,888,889 were designated as Class A common shares of par value of $0.002731 each and 12,111,111 be designated as Class B common shares of par value of $0.002731 each. After this recapitalization event, shares issuable under the 2014 Share Incentive Plan, either directly or upon exercise of options issued under this Plan, are limited to Class A common shares. All amounts in this paragraph are stated without giving effect to the 1 for 8 share combination that occurred on October 21, 2020.

On January 12, 2018, we registered on a Form S-8 143,798 Class A common shares issuable pursuant to the 2014 Share Incentive Plan (2018 Tranche) (the “2018 Tranche”). We have not issued options under the 2018 Tranche.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2018 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Transactions between Company and Hangzhou Lianluo

During the years ended December 31, 2020, 2019 and 2018, the Company purchased from Hangzhou Lianluo, a company controlled by Mr. Zhitao He, for inventory, as well as from Hangzhou Lianluo’s subsidiary for service, in aggregate of $44,614, $42,000 and $204, respectively. As of December 31, 2020, the Company reported $3,019 in service charge payable to Hangzhou Lianluo’s subsidiary. On January 19, 2021, this balance was fully paid.

Starting on July 1, 2018, the Company leased office premises from Hangzhou Lianluo with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2020, 2019 and 2018 were $0, $35,892 and $39,942, respectively. As of December 31, 2020, the Company reported an outstanding rental payable of $81,126 to Hangzhou Lianluo.

During the fiscal year 2019, the Company borrowed an aggregate of $942,500 from Hangzhou Lianluo and repaid $0. As of December 31, 2020, the loan balances were $996,450. These loans were extended, interest-free as of December 31, 2020 and without specific repayment date, which is based upon both parties’ agreement.

During 2018, the Company borrowed from Hangzhou Lianluo $3,682,592 carrying an annual interest rate of 5%-8%, which was fully settled through a debt offset agreement among the Company, Hangzhou Lianluo and Digital Grid as described below “Transactions between Company and Digital Grid.” As of December 31, 2018, the loan balance was zero.

Transactions between Company and Digital Grid

During 2019, the Company borrowed $33,000 interest free from Digital Grid, and repaid $0. On July 14, 2020, the Company repaid the principal of $33,000 to Digital Grid. As of December 31, 2020, the loan balance was zero.

On March 15, 2018, the Company entered into a loan agreement with Digital Grid, pursuant to which the Company loaned $6 million to Digital Grid for a term of 12 months. As of December 27, 2018, the Company also owed RMB34.34 million in loan principal and RMB1.23 million in accrued interest to Hangzhou Lianluo, its principal shareholder. Pursuant to an agreement, dated December 27, 2018, the Company, Digital Grid and Hangzhou Lianluo agreed that the outstanding amount owed by Digital Grid to the Company of RMB35.6 million be repaid by Hangzhou Lianluo on behalf of Digital Grid, to the Company. This repayment was agreed to be settled in the form of offset against the amount owed by the Company to Hangzhou Lianluo of RMB35.6 million (approximately $5.2 million) as of December 27, 2018. As a result, the Company no longer owed or was owed by Hangzhou Lianluo or Digital Grid any amount as of December 31, 2018.

Transactions between Company and Mr. Ping Chen

Starting from 2019, the Company borrowed from Mr. Ping Chen, its former CEO, free of interest to fund its operation. During 2020, 2019 and 2018, the borrowings were $498,191, $387,182 and nil, and Mr. Ping Chen forgave a debt of $143,301 of the borrowings in 2019. The balances were $787,608, $243,881 and nil as of December 31, 2020, 2019 and 2018, respectively.

During the years ended December 31, 2020, 2019 and 2018, the Company sold equipment of $nil, $9,588 and $nil, respectively, to a related party company in which Mr. Ping Chen holds 51% ownership. As of December 31, 2020, the Company reported an outstanding receivable of $11,455 due from the related party company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. Other than the legal proceedings set forth below, we are currently not aware of any legal proceedings or claims that we believe will have an adverse effect on our business, financial condition or operating results. None of our directors or members of senior management or any of our subsidiaries is engaged in any proceeding materially adverse to the Company or any of its subsidiaries.

In 2019, Beijing Dehaier and Lianluo Connection terminated employment of over 50 employees due to business restructuring. As of December 31, 2019, 34 of these laid-off employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensation. As regards the total expenses pertaining to this lay-off, the Company recorded liabilities of RMB979,716 (approximately $140,393) in employment termination compensations and RMB2.99 million (approximately $428,467) in unpaid salaries in 2019. As of December 31, 2020, the Company has paid off all the termination compensations and salaries of Beijing Dehaier’s former employees and all of the salaries of Lianluo Connection’s former employees. There was about RMB91,623 (approximately $14,046) termination compensations of Lianluo Connection that has not been paid.

In 2020, Beijing Dehaier and Lianluo Connection terminated the employment of additional 25 employees due to the business downturn. Most of these former employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, respectively, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensation upon termination. As of December 31, 2020, Beijing Dehaier and Lianluo Connection have entered into settlement agreements with 15 of these former employees and settled disputes through negotiations with the rest of these employees. The total settlement amount for the 25 employees was RMB3,354,405 (approximately $486,389). All of the settlement amount relating to Beijing Dehaier’s former employees has been paid off and Lianluo Connection has not paid the remaining amount of RMB1,182,098 (approximately $181,216).

On May 9, 2019, Tianjin Wuqing Bohai Printing Co., Ltd., or Wuqing Bohai, filed an arbitration application with Beijing Arbitration Commission against Beijing Dehaier, claiming that Beijing Dehaier failed to pay for goods in accordance with purchase contracts entered into with Wuqing Bohai in 2017 and 2018 and requested Beijing Dehaier to pay Wuqing Bohai an amount of RMB119,770 (approximately $17,450), plus RMB10,000 (approximately $1,457) to cover the expenses of keeping goods that Beijing Dehaier failed to accept. On June 5, 2019, Beijing Dehaier submitted an answer to compliant, noting that it had not received some of the goods under the contracts and Wuqing Bohai failed to provide invoices for some of the goods allegedly received by Beijing Dehaier. Beijing Dehaier submitted that it should only be responsible for the purchase value of RMB48,450 (approximately $7,059). On March 6, 2020, the Beijing Arbitration Commission entered an award, ordering that Beijing Dehaier pay Wuqing Bohai the disputed amount of RMB119,770 (approximately $17,203) and an arbitration fee of RMB10,443 (approximately $1,500) by March 24, 2020 and dismissed other claims of Wuqing Bohai. In May 2020, Beijing Dehaier paid off the disputed amount and the arbitration fee and the case was closed.

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

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies. For more detailed information, please refer to our Amended and Restated Memorandum and Articles of Association furnished as Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K dated October 23, 2020.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from Lianluo Connection, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of Lianluo Connection to pay dividends to us could limit our ability to access cash generated by the operations of our PRC entities. See “Risk Factors—Risks Relating to Doing Business in China—Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our common shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our common shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the common shares. Holders of common shares are not subject to the BVI income tax on gains realized on the sale or disposition of the common shares.

Our common shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their common shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) that may be applicable to particular holders other than U.S. federal income tax considerations.

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

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our common shares.

U.S. Federal Income Tax Consequences for U.S. Holders

Distributions

We do not currently anticipate paying distributions on our common shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Notwithstanding that it is incorporated in the British Virgin Islands, the Company expects to be treated under Section 7874(b) of the Code as a domestic corporation for U.S. federal income tax purposes, in respect of both the merger transaction and for future periods. Accordingly, dividends paid by the Company should generally be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules.

To the extent that dividends paid on our common shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of the holder’s tax basis in our common shares, and to the extent that the amount of the distribution exceeds the holder’s tax basis, the excess will be treated as gain from the disposition of those common shares.

Sale or Other Disposition

U.S. holders of our common shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of common shares equal to the difference between the amounts realized for the common shares and the U.S. holder’s tax basis in the common shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the common shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of common shares. However, the foreign tax credit rules are complex, and U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of our common shares.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on our common shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “— U.S. Federal Income Tax Consequences for U.S. Holders — Distributions.”

If, at any time after the Merger, the Company pays dividends to its non-U.S. holders, the Company will be required to impose U.S. withholding taxes on such dividends at the statutory rate of 30%. That rate may be reduced under an applicable income tax treaty between the United States and the holder’s country of residence. Non-U.S. holders must satisfy the eligibility requirements under the applicable income tax treaty and provide the appropriate IRS Form W-8 or other withholding certificate to the Company as the withholding agent. Under the prevailing U.S. — China income tax treaty, the rate of U.S. withholding tax on dividends paid to PRC residents who meet the relevant eligibility requirements is reduced to 10%.

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

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our common shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non-U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the U.S.;

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	the Company is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our common shares.

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

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common shares are regularly traded on an established securities market, such common shares will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common shares at any time during the applicable period specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as FATCA), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from dispositions of, our common shares that are held through “foreign financial institutions” (a term that is broadly defined for this purpose and that in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

Information Reporting and Backup Withholding

Payments of proceeds on the disposition of stock made to a holder of our common shares may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term bank loans and loans from related parties. Our future interest income from our cash deposited in bank and short-term bank loans may fall short of expectations due to changes in interest rates. Our future interest expense on our short-term bank borrowings may increase or decrease due to changes in market interest rates. As of December 31, 2018, there were no outstanding short-term borrowings. As of December 31, 2019 and 2020, short-term borrowings from Hangzhou Lianluo were interest free, so our financial statements were not impacted by changes in interest rates.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. In 2020, none of our net revenues were generated from sales denominated in currencies of U.S. dollar. We considered the fluctuations in the exchange rates between the U.S. dollar and the Renminbi had immaterial effect on our operating income.

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

On April 8, 2020, the Company held a special shareholder meeting at which shareholders approved the following proposals: (X) a proposal to (i) approve a combination of common shares at a ratio within the range from one-for-two up to one-for-twenty (the “Share Combination”) to be determined by the Board of Directors of the Company (the “Board”) and (ii) amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that the Board may (a) settle as it considers expedient any difficulty which arises in relation to any combination or consolidation of shares of the Company and (b) determine to compulsorily redeem any fractional shares arising under a share combination of the Company so that (subsequent to such redemption) the shareholder holds a whole number of shares; (Y) a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company (subject to the determination by the Board of a ratio for the Share Combination) to convert all Class B common shares into the same number of Class A common shares as soon as the Class B shareholders in aggregate beneficially own less than 5% of the total issued and outstanding Class B common shares immediately after the effectiveness of the Share Combination; and, (Z) a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that shareholders of the Company may amend the Memorandum or Articles of Association of the Company by a resolution consented to in writing by the shareholders representing a majority of the votes of the shares entitled to vote thereon.

On April 15, 2020, the Company filed an amended and restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands, under which shareholders of the Company may pass a resolution of shareholders consented to in writing in lieu of a vote at shareholders meetings.

On October 21, 2020, the Company amended and restated its Memorandum and Articles of Association to complete a share combination of common shares at a ratio of one-for-eight, which decreased outstanding Class A common shares from 17,685,475 shares, par value $0.002731 per share, to 2,210,683 shares, par value $0.021848 per share and outstanding Class B common shares from 11,111,111 shares, par value $0.002731 per share, to 1,388,888 shares, par value $0.021848 per share. This share combination also decreased the Company’s authorized shares to 6,250,000 common shares of par value of $0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares.

To avoid confusion, all share amount information contained in this section is stated without giving effect to the one-for-eight share combination that occurred on October 21, 2020.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2020 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and interim chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, our chief executive officer and interim chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

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

The Company’s management, including its Chief Executive Officer and Interim Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2020, using criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2020 due to the following material weakness:

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

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Fuya Zheng is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at Room 1003B, 10th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2020	2019
Audit Fees	$150,000	$362,000
Audit-related Fees	114,200	-
Tax Fees	-	-
TOTAL	$264,200	$362,000

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit-related fees” means fees billed in 2020 and 2019 for professional services rendered by our principal auditors associated with certain due diligence projects.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report during the fiscal year ended December 31, 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Centurion ZD CPA Limited (“Centurion”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent auditors, HHC, on the same date. This disclosure was previously reported on Form 6-K dated November 21, 2017.

On January 20, 2020, upon the Audit Committee’s approval, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP as its new independent registered public accounting firm, effective immediately. On the same date, Centurion, the Company’s previous independent registered public accounting firm, was dismissed. This disclosure was previously reported on Form 6-K dated January 21, 2020.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, our memorandum and articles of association. In addition, because our Class A common shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Conyers Dill & Pearman, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2020, we followed the home country practice and did not hold an annual meeting of shareholders.

Under the BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of our total outstanding common shares (or securities exercisable for our common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A). In February and March 2020, we followed home country practice with respect to the issuance of Class A common shares and warrants exercisable for Class A common shares, collectively representing more than 20% of our total common shares outstanding before each issuance in connection with three registered direct offerings and concurrent private placements. On October 23, 2020, we entered into the Merger Agreement with Newegg, pursuant to which we will issue approximately 363,325,542 common shares to stockholders of Newegg upon completion of the Merger, based on the number of shares of Newegg issued and outstanding as of the date of this annual report. We intend to follow home country practice with respect to the issuance of these common shares to stockholders of Newegg.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Lianluo Smart Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on October 23, 2020)
2.1*	Description of Rights of Class A Common Shares Registered under Section 12 of the Exchange Act as of December 31, 2020
2.2	Form of Class A Common Share Purchase Warrant dated March 2, 2020 (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 28, 2020)
4.1	English translation of Loan Agreement Between Lianluo Connection and Hangzhou Lianluo, dated December 21, 2018 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.2	English translation of Loan Agreement Between Hangzhou Lianluo and Lianluo Connection, dated May 10, 2019 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.3*	English translation of Guarantee Contact by and among Hangzhou Lianluo, Lianluo Connection and Ping Chen, dated August 31, 2020.
4.4	English translation of Form of Mofeishi Sleep Analysis System Technical Service Agreement between Beijing Dehaier and public hospital customers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the registrant on March 24, 2020)
4.5	2014 Share Incentive Plan (incorporated by reference to the proxy statement for the registrant’s annual meeting of shareholders for the fiscal year ended December 31, 2013, filed with the SEC on July 1, 2014)
4.6	Agreement and Plan of Merger, by and among the Company, Lightning Delaware Sub, Inc. and Newegg Inc.(Incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed on October 26, 2020)
4.7	Equity Transfer Agreement, dated October 23, 2020, by and among the Company, Beijing Fenjin Times Technology Development Co., Ltd. and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed on October 26, 2020)
4.8	Support Agreement, dated as of October 23, 2020, among Lianluo Smart Limited, Newegg Inc., Hangzhou Lianluo Interactive Information Technology Co., Ltd. and Hyperfinite Galaxy Holding Limited. (Incorporated by reference to Annex B to the Registration Statement on Form F-4 filed on October 26, 20202)
4.9	Support Agreement, dated as of October 23, 2020, among Lianluo Smart Limited, Newegg Inc. and Ping Chen. (Incorporated by reference to Annex C to the Registration Statement on Form F-4 filed on October 26, 20202)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 filed by the registrant on October 26, 2020)
11.1	Code of Conduct and Business Ethics, adopted on 2009 (incorporated by reference to an exhibit to the Company’s Registration Statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.2*	Consent from Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited), Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2021	LIANLUO SMART LIMITED

/s/ Bin Lin
Bin Lin
Chief Executive Officer

LIANLUO SMART LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDERS AND BOARD OF DIRECTORS

LIANLUO SMART LIMITED.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lianluo Smart Limited. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in equity shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2020.

Beijing, China

March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Lianluo Smart Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of Lianluo Smart Limited and subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “2018 financial statements”). In our opinion, the 2018 financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The 2018 financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s 2018 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the 2018 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2018 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2018 financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (successor to Centurion ZD CPA Limited)

Hong Kong, China

May 15, 2019, except for share combination included in Note 3, as to which the date is October 26, 2020

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,816,177	$22,834
Restricted cash	3,500,000	-
Accounts receivable, net	4,940	61,779
Other receivables and prepayments, net	33,942	18,867
Advances to suppliers, net	8,266	7,727
Inventories, net	88,603	1,085,016
Other taxes receivable	246,685	337,412
Marketable equity securities	273,913	143,478
Total Current Assets	5,972,526	1,677,113

Property and equipment, net	75,653	656,840
Total Assets	$6,048,179	$2,333,953

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$18,614	$226,215
Contract liability	48,116	267,365
Accrued expenses and other current liabilities	866,334	1,530,473
Warranty obligation	-	728

Due to related parties	1,784,058	1,208,331
Total Current Liabilities	2,717,122	3,233,112

OTHER LIABILITIES
Warrants liability	518,666	389,630
Total Liabilities	3,235,788	3,622,742

Commitments and Contingency

SHAREHOLDERS’ EQUITY
Common stock – Class A, par value $0.021848: 4,736,111 shares authorized as of December 31, 2020 and December 31, 2019; 2,210,683 and 836,933 shares issued and outstanding as of December 31, 2020 and December 31, 2019	48,299	18,285
Common stock – Class B, par value $0.021848: 1,513,889 shares authorized as of December 31, 2020 and December 31, 2019; 1,388,888 shares issued and outstanding as of December 31, 2020 and December 31, 2019	30,345	30,345
Additional paid-in capital	47,995,772	40,833,249
Accumulated deficit	(47,848,895)	(44,607,198)
Accumulated other comprehensive income	2,586,870	2,436,530
Total Equity	2,812,391	(1,288,789)
Total liabilities and equity	$6,048,179	$2,333,953

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight. Accordingly, all share and per share information has been restated to retroactively show the effect of this share combination.

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$358,536	$383,458	$559,386

Costs of revenue	(646,653)	(743,744)	(757,901)

Gross loss	(288,117)	(360,286)	(198,515)

Selling expenses	(91,820)	(835,270)	(2,082,829)
General and administrative expenses	(2,482,201)	(2,593,808)	(3,675,465)
Provision for doubtful accounts and inventories	(113,000)	(13,011)	(22,229)
Impairment loss for intangible assets	-	-	(3,281,779)

Operating loss	(2,975,138)	(3,802,375)	(9,260,817)

Financial income (expenses)	561	557	(37,899)
Other expense, net	(23,193)	(32,227)	(211,151)
Unrealized gain (loss) on marketable securities	130,435	(1,356,565)	-
Change in fair value of warrants liability	(129,036)	739,616	599,865
Loss on disposal of a subsidiary	(245,326)	-	-

Loss before income tax	(3,241,697)	(4,450,994)	(8,910,002)

Income tax benefit	-	-	-

Net loss	(3,241,697)	(4,450,994)	(8,910,002)

Other comprehensive (loss) income:
Foreign currency translation gain (loss)	150,340	(166,892)	(515,477)

Comprehensive loss	(3,091,357)	(4,617,886)	(9,425,479)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(In U.S. dollars)

	For the Years Ended December 31,
	2020	2019	2018
Weighted average number of common shares used in computation
-Basic and diluted	3,389,069	2,225,821	2,202,176

Net loss per share of common stock
-Basic and diluted	$(0.96)	$(2.00)	$(4.05)

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight. Accordingly, all share and per share information has been restated to retroactively show the effect of this share combination.

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars)

	Common Stock Class A		Common Stock Class B		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total
Balance as of December 31, 2017	$775,183	$16,936	$1,388,888	$30,345	$39,233,137	$(31,246,202)	$3,118,899	$11,153,115
Issuance of shares upon excise of share-based awards	2,375	52	-	-	17,799	-	-	17,851
Issuance of shares to non-employees	59,375	1,297	-	-	1,122,702	-	-	1,123,999
Stock based compensation to employees	-	-	-	-	247,134	-	-	247,134
Foreign currency translation	-	-	-	-	-	-	(515,477)	(515,477)
Net loss	-	-	-	-	-	(8,910,002)	-	(8,910,002)
Balance as of December 31, 2018	836,933	18,285	1,388,888	$30,345	$40,620,772	$(40,156,204)	$2,603,422	$3,116,620
Stock based compensation	-	-	-	-	69,176	-	-	69,176
Exemption of borrowings from related party	-	-	-	-	143,301			143,301
Foreign currency translation	-	-	-	-	-	-	(166,892)	(166,892)
Net loss	-		-	-	-	(4,450,994)	-	(4,450,994)
Balance as of December 31, 2019	$836,933	$18,285	1,388,888	$30,345	$40,833,249	$(44,607,198)	$2,436,530	$(1,288,789)
Issuance of shares	1,373,750	30,014			7,162,523			7,192,537
Foreign currency translation	-	-	-	-	-	-	150,340	150,340
Net loss	-	-	-	-	-	(3,241,697)	-	(3,241,697)
Balance as of December 31, 2020	2,210,683	48,299	1,388,888	30,345	47,995,772	(47,848,895)	2,586,870	2,812,391

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight. Accordingly, all share and per share information has been restated to retroactively show the effect of this share combination.

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net loss	$(3,241,697)	$(4,450,994)	$(8,910,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation to employees	-	69,176	247,134
Stock-based compensation to non-employees	-	179,112	944,887
Depreciation and amortization	451,884	778,117	827,630
Loss from disposal of inventories	-	6,218	58,992
Change in fair value of warrants liability	129,036	(739,616)	(599,865)
Loss on disposal of equipment and intangible assets	1,499	18,502	232,171
Provision for doubtful accounts:	-	-	-
– accounts receivable	30,572	10,148	5,826
– other receivables and prepayments	26,688	499	16,403
Change in warranty obligation	(728)	(7,911)	(10,261)
Provision for inventory obsolescence	55,739	2,363	-
Impairment loss for intangible assets	-		3,281,779
Unrealized (gain) loss on marketable securities	(130,435)	1,356,565	-
Loss on disposal of a subsidiary	245,326	-	-
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(48,635)	20,222	(88,270)
Decrease (increase) in advances to suppliers	-	-	-
– third parties	(539)	145,024	233,490
– related party	-	-	-
Decrease(increase) in other receivables and prepayments	(29,176)	69,773	23,352
Increase in interest receivable – related party		(2,523)	(161,384)
Decrease(increase) in inventories	209,521	255,592	(137,464)
Decrease(increase) in other taxes receivable	17,526	36,858	(92,897)
Decrease(increase) in accounts payable	(60,944)	(8,234)	186,561
Increase in interest payable- related party	-	2,053	178,708
Decrease in due to related parties – Trade	-	-	-
Increase (decrease) in contract liabilities	(117,476)	34,799	(80,602)
Increase in accrued expenses and other current liabilities	125,514	553,354	214,245
Net cash used in operating activities	(2,336,325)	(1,670,903)	(3,629,567)

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars)

	For the years ended December 31,
	2020	2019	2018
Cash flows from investing activities
Proceeds from disposal of equipment	-	23,016	1,309
Capital expenditures and other additions	-	-	(776,328)
Loan to a related party	-	-	(6,000,000)
Repayment from a related party	-	-	549,192
Net cash payments from disposal of subsidiaries	(2,354)	-	-
Net cash (used in) provided by investing activities	(2,354)	23,016	(6,225,827)

Cash flows from financing activities
Loans from related parties	498,191	1,362,681	3,682,642
Net proceeds from option exercises	-	-	17,851
Repayment of the loan from related party	(33,178)	-	-
Net proceeds from issuance of common stock, net of issuance costs	7,192,537	-	-
Net cash provided by financing activities	7,657,550	1,362,681	3,700,493

Effect of exchange rate fluctuations on cash and cash equivalents	(25,528)	(169,269)	(177,275)

Net increase (decrease) in cash, cash equivalents and restricted cash	5,293,343	(454,475)	(6,332,176)
Cash, cash equivalents and restricted cash at beginning of year	22,834	477,309	6,809,485
Cash, cash equivalents and restricted cash at end of year	$5,316,177	$22,834	$477,309

Supplemental cash flow information:
Cash paid during the year for:
Income tax	$-	$-	$-
Interest	$-	$-	$14,840

Reconciliation of cash, cash equivalents and restricted cash in consolidated statements of cash flows:
Cash and cash equivalent	1,816,177	22,834	477,309
Restricted cash	3,500,000	-	-
Cash, cash equivalent and restricted cash	5,316,177	22,834	477,309

Non-cash investing and financing activities:
Acquisition of property and equipment and construction in progress by decreasing inventories	$-	$-	$947,172
Offset short-term borrowings - related party against loans to a related party (including accrued interests)	$-	$-	$5,381,589

The accompanying notes are an integral part of these consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

Lianluo Smart distributed and provided after-sale services for medical equipment in China mainly through its wholly-owned subsidiaries, Beijing Dehaier Medical Technology Co., Limited (“Beijing Dehaier”) and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”), which were both formed in Beijing, the PRC, for the business development in the health equipment market.

On April 28, 2016, the Company entered into a definitive securities purchase agreement (the “SPA”) with Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive” or “Hangzhou Lianluo”) to sell 11,111,111 of its common shares and warrants to purchase common shares to Lianluo Interactive for an aggregate purchase price of $20 million (Note 14)

On August 13, 2020, Lianluo Connection sold Beijing Dehaier to China Mine United Investment Group Co., Ltd. for a cash consideration of RMB 0.

On September 18, 2020, Lianluo Smart Limited set up a wholly-owned subsidiary, Hangzhou Lianluo Technology Co., Ltd. (“Lianluo Technology”), in Hangzhou, PRC. Lianluo Technology was in the business of technology development. It has no operation as of December 31, 2020.

On September 23, 2020, Lianluo Smart set up a new subsidiary Lightning Delaware Sub, Inc. (“Merger Sub”), a Delaware corporation, through which the company entered into a Merger Agreement with Newegg. It has no operation as of December 31, 2020.

Currently, Lianluo Smart wholly owns Lianluo Connection, Lianluo Technology and Merger Sub.

Lianluo Smart, through its subsidiary, Lianluo Connection, now distributes branded, proprietary medical equipment, such as sleep apnea machines and CPR. Besides, since fiscal year 2018, the Company has been providing examination service to hospitals and medical centers through its developed medical wearable device. Doctors could refer to examination results provided by such device in making diagnosis regarding Obstructive Sleep Apnea Syndrome (“OSAS”).

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight, which decreased the Company’s outstanding Class A common shares from 17,685,475 shares to 2,210,683 shares and the Company’s outstanding Class B common shares from 11,111,111 shares to 1,388,888 shares. This share combination also decreased the Company’s authorized shares to 6,250,000 common shares of par value of US$0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares

2.	GOING CONCERN AND LIQUIDITY

As of December 31, 2020, the Company had $1.82 million in cash and cash equivalents which increased from $0.02 million on December 31, 2019. The Company’s principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. As reflected in the consolidated financial statements, the Company had a net loss of $3.24 million and used $2.34 million of cash in operation activities for the year ended December 31, 2020. The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet the Company’s obligations and repay our liabilities arising from normal business operations when they become due. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company’s consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as going concern.

The Company’s principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. The Company had a working capital of $3.26 million as of December 31, 2020. In February and March 2020, the Company obtained approximately $7.2 million equity financing, net of placement agent’s commissions and other expenses. In late January 2021, 1,255,000 of warrants were exercised resulting in aggregate cash proceeds to the Company of $6.8 million.

Considering equity financing and the cost cutting activities, the Company believes that the current cash and cash equivalents and the anticipated cash flows from operations will be sufficient to meet the anticipated working capital requirements and expenditures for the next 12 months.

COVID-19 Assessment

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus first surfaced in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

As a result of these events, the Company assessed its operations, working capital, finances and capital formation opportunities, and implemented, in late December 2019 and early February 2020, a downsizing of the Company’s operations, including workforce reductions, reductions of salaried employee compensation and a reduction of hours worked to preserve cash resources, cut costs and focus the Company’s operations on customer-centric sales and project management activities. The extent to which COVID-19 will impact the Company’s business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

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

Share Combination

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight, which decreased the Company’s outstanding Class A common shares from 17,685,475 shares to 2,210,683 shares and the Company’s outstanding Class B common shares from 11,111,111 shares to 1,388,888 shares. This share combination also decreased the Company’s authorized shares to 6,250,000 common shares of par value of US$0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares.

Accordingly, all share and per share information has been restated to retroactively show the effect of this share combination.

Foreign currency translation and transactions

The functional currency of Lianluo Smart Limited is United States dollars (“US$” or “$”). The functional currency of Lianluo Connection is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

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

The exchange rates applied are as follows:

	December 31, 2020	December 31, 2019
RMB to US$ exchange rate at balance sheets dates,	6.5249	6.9762

	Year Ended December 31,
	2020	2019	2018
Average RMB to US$ exchange rate for each year	6.8976	6.8985	6.6090

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

Restricted Cash

As of December 31, 2020, restricted cash of $3.5 million represents the cash balance placed into a U.S. bank account designated by a third-party escrow agent mutually selected by the Company and Newegg. The cash can only be used by the Company and Newegg to (i) defend, indemnify and hold harmless the Parties and each of their respective Affiliates and Representatives against, and satisfy any Liabilities relating to, any Actions relating to the Securities Purchase Agreements dated February 12, 2020, February 21, 2020 and February 27, 2020 between LLIT, Sabby Volatility Warrant Master Fund, Ltd., Intracoastal Capital LLC, and Anson Investments Master Fund LP or the Class A Common Share Purchase Warrants issued on February 14, 2020, February 25, 2020, and March 2, 2020, in each case as amended or restated and (ii) pay the amount of any fee that is payable from the Company to Newegg pursuant to the Merger Agreement.

Accounts Receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for expected losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, the Company considers many factors, including historical experience, current conditions, and reasonable and supportable forecasts. Accounts are written off after exhaustive efforts at collection. Accounts receivable terms typically are net 60-180 days from when the services were provided, or when goods were delivered. At December 31, 2020 and 2019, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $38,995 and $36,416, respectively.

Other Receivables and Prepayments, net

Other receivables and prepayments primarily include advances to employees, short-term loan and deposits to landlords and service providers. Management regularly reviews aging of receivables and prepayments and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection.

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

Warrant Liability

For warrants that are not indexed to the Company’s stock, the Company records the fair value of the issued warrants as a liability at each balance sheet date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statement of operations and comprehensive income. The warrant liability is recognized in the balance sheet at the fair value (level 3). The fair value of these warrants has been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity (Note 14).

Inventories

Inventories include finished goods relating to medical devices. Inventories are stated at the lower of cost or net realizable value. Cost is determined on a weighted-average basis. Management compares the cost of inventories with the net realizable value and writes down inventories to net realizable value, if lower. Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature. Management of the Company reassesses the estimations at the end of each reporting period.

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

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company determined that, for the years ended December 31, 2020, 2019 and 2018, impairment loss for intangible assets was $nil, $nil and $3,281,779, respectively.

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

As of December 31, 2019 and 2020, the investment was accounted at fair value with changes recorded through earnings.

Revenue Recognition

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations.

The Company recognizes revenue when a sales arrangement with a customer exists, transaction price is fixed or determinable and the Company has satisfied its performance obligation per the sales arrangement. The majority of Company revenue originates from contracts with a single performance obligation to deliver products or service. The Company’s performance obligations are satisfied when control of the product is transferred to the customer.

The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation.

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

The Company has two reportable segments, which are sales of medical equipment and provision of sleep diagnostic services.

The following is a description of principal activities from which the Company generates revenue and related revenue recognition policies:

1.	Sale of medical equipment Sale of medical equipment includes both mobile medicine products (sleep apnea diagnostic products) and abdominal CPR Compression

The Company distributes medical equipment in China. Control of products sold transfers to customers upon shipment from the Company’s facilities, and the Company’s performance obligations are satisfied at that time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. The Company also provides after-sale services for medical equipment, such as sleep apnea machines and CPR in China. The Company typically sells its branded products with standard warranty terms covering 12 months after purchase. The warranty requires the Company to repair all mechanical malfunctions and, if necessary, replace defective components.

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

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Advertising Expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2020, 2019 and 2018, advertising and promotional expenses recognized in the consolidated statements of comprehensive loss were $27,908, $19,811 and $56,259, respectively.

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

Recovery gain from warranty expense accrued for the years ended December 31, 2020, 2019 and 2018 was $728, $7,911 and $10,261, respectively.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred, and included in general and administrative expenses. Research and development costs were $0, $0 and $301,713 for the years ended December 31, 2020, 2019 and 2018, respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of government subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as “deferred income” when received and will be recorded as operating income when the conditions are met. During the years ended December 31, 2020, 2019 and 2018, government subsidies with no further conditions to be met of $447, $0 and $0, respectively, were recorded.

Leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life of the leased property. All of the Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets for short term leases.

Loss per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. The Company has been authorized to issue Class A and Class B common stock. The two classes of common stock are substantially identical in all material respects, except for voting rights. Since the Company did not declare any dividends during the years ended December 31, 2020 and 2019, the net loss per common share attributable to each class is the same under the “two-class” method. As such, the two classes of common stock have been presented on a combined basis in the consolidated statements of operations and comprehensive income and in the above computation of net income per common share.

Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted loss per share.

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

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net loss and foreign exchange translation gain (loss). For the Company, comprehensive income for the years ended December 31, 2020, 2019 and 2018 included cumulative foreign currency translation adjustments.

Segment Information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Company’s Chief Executive Officer. During 2018, the Company started to earn service revenue from provision of technical services in relation to diagnosis of Obstructive Sleep Apnea Syndrome (“OSAS”). The Company is focused on the promotion of sleep respiratory solutions and service in public hospitals. Its wearable sleep diagnostic products and cloud-based service are also available in medical centers of Chinese private preventive healthcare companies in China. We have two reportable segments: sale of medical equipment and provision of OSAS during 2020, 2019 and 2018.

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Sale of medical equipment
Abdominal CPR Compression	301,549	58,750	221,414
Mobile Medicine (sleep apnea diagnostic products)	$21,776	$153,644	$120,930
Provision of OSAS diagnostic services	35,211	171,064	217,042
Total net revenues	358,536	383,458	559,386

Cost of revenue
Sale of medical equipment	(275,465)	(112,942)	(464,918)
Provision of OSAS diagnostic services	(371,188)	(630,802)	(292,983)
	(646,653)	(743,744)	(757,901)

Gross loss
Sale of medical equipment	47,860	99,452	(122,574)
Provision of OSAS diagnostic services	(335,977)	(459,738)	(75,941)
	(288,117)	(360,286)	(198,515)

Depreciation and amortization expense:
Sale of medical equipment	$7,006	$84,371	$535,800
Provision of OSAS diagnostic services	444,878	693,746	291,830
	$451,884	$778,117	$827,630

Capital expenditure
Sale of medical equipment	$-	$-	$16,137
Provision of OSAS diagnostic services	-	-	760,191
	$-	$-	$776,328

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables are limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

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

The implementation of ASC 740 resulted in no material liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income and comprehensive income. During the years ended December 31, 2020, 2019 and 2018, the Company did not incur any interest or penalties.

Recently Adopted Accounting Pronouncements

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

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The standard did not have a material impact on our consolidated financial statements

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. If already adopted, the amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019 and the amendments of ASU 2017-12 are effective as of the beginning of the Company’s next annual reporting period; early adoption is permitted. The standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. ASU 2019-12 will be effective for the Company in the first quarter of 2021. The Company does not expect the adoption of the new accounting rules to have a material impact on the Company’s financial condition, results of operations, cash flows or disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments in this standard can be applied anytime between the first quarter of 2020 and the fourth quarter of 2022. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations, cash flows and disclosures.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Accounts receivable	$43,935	$98,195
Less: reserve for doubtful accounts	(38,995)	(36,416)
Accounts receivable, net	$4,940	$61,779

During the year ended December 31, 2020, bad debt expense was $30,572, recovery of bad debt was 27,993 due to the disposal of Beijing Dehaier and during 2019 and 2018, bad debt expense was $10,148 and $5,826 respectively.

5.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Rental deposits	$-	$36,846
Prepaid expenses	74,500	29,939
Interest receivable	16,130	-
Advances to employees	83	78
	90,713	66,863
Less: reserves for doubtful accounts	(56,771)	(47,996)
Other receivables and prepayment, net	$33,942	$18,867

During the years ended December 31, 2020, bad debt expense was $26,688, recovery of bad debt was 17,913 due to the disposition of Beijing Dehaier. In 2019 and 2018, bad debts on other receivables were $499 and $16,403, respectively.

6.	INVENTORIES

Inventories as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Raw materials	$-	$25,985
Work in progress	-	779
Finished goods	147,533	1,060,615
Total inventories	$147,533	$1,087,379
Less: inventory impairment loss	(58,930)	(2,363)
Inventories, net	88,603	1,085,016

During the years ended December 31, 2020, 2019 and 2018, write-downs of inventories to lower of cost or net realizable value of $58,930, $2,363 and $0, respectively, were charged to costs of revenue in relation to the Company’s operations. Subsequent sale of impaired inventory items is recorded as credits to inventory write-downs previously recorded.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Plant and machinery	$1,413,088	$1,915,160
Automobiles	-	137,367
Office and computer equipment	17,343	22,689
Total property and equipment	1,430,431	2,075,216
Less: Accumulated depreciation	(1,354,778)	(1,418,376)
Property and equipment, net	$75,653	$656,840

Depreciation from the Company’s operations were $451,884, $778,117 and $467,929 for the years ended December 31, 2020, 2019, and 2018 respectively.

The Company did not record any impairment on its property and equipment for the years ended December 31, 2020, 2019 and 2018.

8.	INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2020 and 2019 were $nil and $nil, respectively.

Amortization expense from the Company’s continuing operations was $0, $0 and $359,701 for the years ended December 31, 2020, 2019, and 2018, respectively.

The Company recorded impairment on its intangible assets from its continuing operations $0, $0 and $3,281,779 for the years ended December 31, 2020, 2019 and 2018, respectively. During the year ended December 31, 2018, as a result of lower-than-expected revenue performance of the Company, management determined not to further update and maintain its software copyright and patent for the therapy products of sleep respiratory business. The unamortized software copyright and patent and others of $3,281,779 were fully impaired.

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

The Company accounted for the equity securities as marketable securities as of December 31, 2020. The share price of GHSI at December 31, 2020 is $0.42 per share, based on which the Company re-valued its equity securities in GHSI and recognized the fair value change gain of $130,435 through unrealized income on marketable securities. The share price of GHSI at December 31, 2019 is $0.22 per share, based on which the Company re-valued its equity securities in GHSI and recognized the fair value change of $1,356,565 through unrealized loss on marketable securities.

10.	DUE TO RELATED PARTIES

	December 31,
	2020	2019
Loans from Hangzhou Lianluo Interactive.	$996,450	$931,450
Loans from DGHKT.	-	33,000
Loans from Ping Chen	787,608	243,881
Total short-term borrowings	1,784,058	1,208,331

The short-term borrowings are all from related parties. See Note 19.

Interest expense on short-term borrowings amounted to $0, $0 and $200,799 for the years ended December 31, 2020, 2019 and 2018, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Accrued salaries and social welfare	$382,769	$663,929
Accrued expenses	348,023	572,932
Reimbursed employee’s expense	8,174	27,460
Deposits from customers	117,204	253,014
Others	10,164	13,1383
Total accrued expenses and other current liabilities	$866,334	$1,530,473

12.	COMMITMENTS AND CONTINGENCY

Operating Leases

Rent expense for the years ended December 31, 2020, 2019 and 2018 was $57,202, $206,006 and $301,021, respectively. All of Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets related to short term leases.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have either a three-year employment contract renewable on an annual basis or non-fixed term employment contract.

Contingency

The Company is periodically the subject of various pending or threatened legal actions and claims arising out of its operations in the normal course of business. In the opinion of management of the Company, adequate provision has been made in the Company’s financial statements at December 31, 2020.

13.	EQUITY

Common Shares

LLIT is authorized to issue 4,736,111 shares of Class A common stock and 1,513,889 shares of Class B common stock, each with a par value of $0.021848. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Shares of Class A common stock and Class B common stock are treated equally, identically and ratably with respect to any dividends declared by the Board of Directors unless the Board of Directors declares different dividends to the Class A common stock and Class B common stock by getting approval from a majority of common stock holders.

On April 28, 2016, the Company entered into a definitive securities purchase agreement with Hangzhou Lianluo pursuant to which Hangzhou Lianluo has agreed to purchase 1,388,888 common shares of the Company for an aggregate of $20,000,000. The purchase price is $14.40 per share, which represents a 35% premium to the Company’s closing price of $10.64 on April 27, 2016. In August 2016, the Company closed the securities purchase agreement (the “Securities Purchase Agreement”) with Hangzhou Lianluo and Hangzhou Lianluo completed the purchase of $20 million of the Company’s common shares and warrants to purchase common shares (Note 14). As of December 31, 2016, the Company reported a subscription receivable of $1,492,538 from Hangzhou Lianluo which had been collected on April 13, 2017.

On June 8, 2017, the Company held the Annual General Meeting to approve the amend and restate the Company’s amended and restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 6,250,000 Common Shares of par value of $0.021848 each, of which 4,736,111 would be designated as Class A Common Shares of par value of $0.021848 each and 1,513,889 be designated as Class B Common Shares of par value of $0.021848 each.

In 2018, the Company issued an aggregate of 34,375 common shares to a consultant under the Company’s incentive plan for advice and services provided concerning the Company’s merger and acquisition planning, development and strategy implementation. The 34,375 common shares were issued in two tranches including 17,187 common shares issued on February 21, 2018 and 17,188 common shares issued on March 5, 2018. The fair value of the 34,375 common shares was $835,999, which was calculated based on the grant date stock price of $25.44 on February 21, 2018 and of $23.20 on March 5, 2018. During the year ended December 31, 2018, the Company amortized $835,999 as consulting expenses.

Also in 2018, the Company issued 25,000 common shares to a consulting firm for management consulting and advisory services to be provided for a period of 12 months up to August 15, 2019. The fair value of these shares on the grant date based on the closing price was approximately $288,000. During the year ended December 31, 2019 and 2018, the Company amortized $179,112 and $108,888 as consulting expenses.

On February 14, 2020, the Company consummated a registered direct offering of 323,750 Class A Common Shares and a concurrent private placement of warrants to purchase up to 323,750 Class A Common Shares with certain accredited investors. The purchase price per Class A Common Share in the registered direct offering was $6.80. The warrants sold in the concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $6.80 per share, which was thereafter adjusted to $4.9912, subject to full ratchet anti-dilution protection. On February 25, 2020, we consummated a second registered direct offering of 437,500 Class A Common Shares and a concurrent private placement of warrants to purchase up to 437,500 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in the second registered direct offering was $5.60. The warrants sold in the second concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $5.60 per share, subject to anti-dilution protections. On March 2, 2020, we consummated a third registered direct offering of 612,500 Class A Common Shares and a concurrent private placement of warrants to purchase up to 612,500 Class A Common Shares with the same accredited investors. The purchase price per Class A Common Share in this registered direct offering was $5.60 per share. The warrants sold in the third concurrent private placement are exercisable for a period of five and one-half years upon issuance, at an initial exercise price of $5.60 per share, subject to anti-dilution protections.

On October 21, 2020, the Company completed a share combination of its common shares at a ratio of one-for-eight, which decreased the Company’s outstanding Class A common shares from 17,685,475 shares to 2,210,683 shares and the Company’s outstanding Class B common shares from 11,111,111 shares to 1,388,888 shares. This share combination also decreased the Company’s authorized shares to 6,250,000 common shares of par value of US$0.021848 each, of which 4,736,111 are designated as Class A common shares and 1,513,889 are designated as Class B common shares. Accordingly, all share and per share information has been restated to retroactively show the effect of this share combination.

At December 31, 2020 and 2019, the number of shares of Class A common stock issued and outstanding was 2,210,683 and 836,933 respectively. At December 31, 2020 and 2019, the number of shares of Class B common stock issued and outstanding was 1,388,888.

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

No amount was allocated to the statutory surplus reserve account as both the subsidiaries in China had incurred accumulated losses as of December 31, 2020 and 2019.

Stock Option Plan

Under the employee stock option plan, the Company’s stock options generally expire ten years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 56,250 options at an exercise price of $11.60 per share. The options vest in equal annual installments over the five years of the agreements ending December 28, 2016.

On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a non-statutory option to acquire 11,750 of the Company’s common shares at an exercise price of $18.40 per share to Mr. Ping Chen, the CEO of the Company. The options vest in equal annual installments over the five years of the agreement ending October 6, 2018.

On August 20, 2014, pursuant to the Company’s Share Incentive Plan, the Company granted additional option to acquire 16,375 of the Company’s common shares at an exercise price of $42.48 per share to Mr. Ping Chen. The options vest in equal annual installments over the five years of the agreement ending August 19, 2019.

On August 7, 2015, the Company entered into two-year agreements with its employees and directors, pursuant to which the Company issued an aggregate of 43,625 options at an exercise price of $13.12 per share. The options vest in equal annual installments over the two years of the agreements ending August 6, 2017.

On March 21, 2016, the Company entered into two-year agreements with its employees and directors, pursuant to which the Company issued an aggregate of 72,608 options at an exercise price of $15.04 per share. The options vest in equal annual installments over the two years of the agreements ending March 20, 2018.

In 2018, 1,375 options were exercised for cash to purchase 1,375 shares of the Company’s common shares for an aggregate consideration of $17,851, and 5,000 options were exercised on a cashless basis to purchase 1,000 common shares of the Company.

As of December 31, 2020, all outstanding options have been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
10	126%-228%	0%	0.73%-1.65%	$9.76-$41.20

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value (1)
Outstanding as of January 1, 2019	110,233	$18.72
Forfeited	(10,875)	-
Exercised
Outstanding as of December 31, 2019	99,358	$19.20
Forfeited	(33,000)
Exercised	-
Outstanding as of December 31, 2020	66,358	$21.82	$-

(1)	The intrinsic value of the stock options at December 31, 2020 is the amount by which the market value of the Company’s common stock of $4.15 as of December 31, 2020 exceeds the exercise price of the options.

Following is a summary of the status of options outstanding and exercisable at December 31, 2020:

Outstanding options			Exercisable options
Average exercise price	Number	Average remaining contractual life (years)	Average exercise price	Number	Average remaining contractual life (years)
$11.60	11,250	1.00	$11.60	11,250	1.00
$18.40	11,750	2.77	$18.40	11,750	2.77
$42.48	16,375	3.64	$42.48	16,375	3.64
$15.04	26,983	5.22	$15.04	26,983	5.22
	66,358			66,358

For the years ended December 31, 2020, 2019 and 2018, the Company recognized $0, $69,176 and $247,134 respectively, as compensation expense under its stock option plan.

As of December 31, 2020, unrecognized share-based compensation expense related to options was nil.

14.	WARRANTS

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with Hangzhou Lianluo. In this SPA, Hangzhou Lianluo is entitled with 125,000 warrants to acquire from the Company 125,000 common shares at purchase price of $17.60 per share. The warrants will be exercisable at any time. The Company recognized the warrants as a derivative liability because warrants can be settled in cash. Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period.

There was a total of 125,000 warrants issued and outstanding as of December 31, 2020 and 2019.

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	December 31,
	2020	2019	2018
Market price per share (USD/share)	$4.15	$3.12	9.04
Exercise price (USD/share)	17.60	17.60	17.60
Risk free rate	0.41%	1.81%	2.60%
Dividend yield	0%	0%	0%
Expected term/Contractual life (years)	5.3	6.3	7.3
Expected volatility	341.88%	279.93%	256.20%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	December 31,
	2020	2019	2018-
Beginning balance	$389,630	$1,129,246	$1,729,111
Warrants issued to Hangzhou Lianluo	-	-	-
Warrants redeemed	-	-	-
Fair value change of the issued warrants included in earnings	129,036	(739,616)	(599,865)
Ending balance	$518,666	$389,630	1,129,246

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2019	125,000	$17.60
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2019	125,000	$17.60
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of December 31, 2020	125,000	$17.60

From February to March 2020, the Company consummated three registered direct offerings of 1,373,750 Class A Common Shares and concurrent private placements of warrants to purchase up to 1,373,750 Class A Common Shares with three investors. In late January 2021, 1,255,000 of these warrants were exercised and leaving 118,750 warrants that remain outstanding.

Amount of Underlying Class A Common Shares	118,750
Exercise price	$5.60
Floor Price	$1.44
Expiration Date	September 2, 2025
Issuance Date	March 2, 2020

In accordance with ASC 815-40, the Company accounted for the Warrants as equity instruments.

15.	SELLING EXPENSES

The Company’s selling expenses consist of the followings:

	Year ended December 31,
	2020	2019	2018
Salaries and social welfare	$58,915	$761,774	$1,765,019
Travelling expenses	1,256	34,244	170,931
Service fee	-	12,369	41,437
Advertising & promotion	27,908	19,811	56,259
Entertainment fee	3,377	4,848	42,656
Office expense	-	-	1,960
Others	364	2,224	4,567
Total Selling expenses	$91,820	$835,270	$2,082,829

16.	GENERAL AND ADMINISTRATIVE EXPENSES

The Company’s general and administrative expenses consist of the followings:

	Year ended December 31,
	2020	2019	2018
Salaries and social welfare	$787,700	$1,358,629	$1,068,643
Service fee	1,469,810	750,734	1,493,403
Office expense	79,733	268,555	391,850
Research & Development	-	-	301,713
Depreciation &Amortization	83,531	138,811	79,177
Stock compensation	-	69,176	247,134
Entertainment fee	3,348	4,176	22,593
Travel Expense	57,237	1,056	17,902
Others	842	2,671	53,050
Total General and administrative expenses	$2,482,201	$2,593,808	$3,675,465

17.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Net loss attributable to the Company’s common shareholders	$(3,241,697)	$(4,450,994)	$(8,910,002)
Weighted average shares outstanding – Basic and diluted	3,389,069	2,225,821	2,202,176
Loss per share – Basic and diluted	$(0.96)	$(2.00)	$(4.05)

The Company has been authorized to issue Class A and Class B common stock. The two classes of common stock are substantially identical in all material respects, except for voting rights. Since the Company did not declare any dividends during the years ended December 31, 2020 and 2019, the net loss per common share attributable to each class is the same under the “two-class” method. As such, the two classes of common stock have been presented on a combined basis in the consolidated statements of operations and comprehensive income and in the above computation of net loss per common share.

For the years ended December 31, 2020, 2019 and 2018, all the outstanding warrants and options were anti-dilutive.

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

The tax rate for Lianluo Connection is 25%.

The BVI and PRC components of loss before income taxes consisted of the following:

	Years Ended December 31,
	2020	2019	2018
BVI	$(1,650,230)	$(1,385,394)	$(957,973)
PRC	(1,591,467)	(3,065,600)	(7,952,029)
Loss before income taxes	$(3,241,697)	$(4,450,994)	$(8,910,002)

The income taxes (benefit) provision for the years presented is as follows:

Years Ended December 31,
	2020	2019	2018
Current:
BVI	$-	$-	$-
PRC	-	-	-
	-	-	-
Deferred:
BVI	-	-	-
PRC	-	-	-
Income taxes (benefit) provision	$-	$-	$-

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	Years ended December 31,
	2020	2019	2018
Loss before provision for income tax and non-controlling interests	$(3,241,697)	$(4,450,994)	$(8,910,002)
PRC corporate income tax rate	25%	25%	25%
Income tax benefit computed at PRC statutory corporate income tax rate	(810,424)	(1,112,749)	(2,227,500)
Reconciling items:
Allowances and reserves	26,352	20,414	4,940
Impairment on intangible assets	-	-	818,935
BVI tax rate and PRC tax law differential	412,557	346,349	239,493
Others	5,301	40,828	300
Valuation allowance on deferred tax assets	366,214	705,158	1,163,832
Income tax benefit	$-	$-	$-

Deferred taxes assets

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Deferred tax assets
Allowances and reserves	$181,706	$155,354
Impairment on intangible assets	-	818,935
Net operating loss carried forward	2,418,846	3,789,703
Valuation reserve	(2,600,552)	(4,763,992)
Deferred tax assets, non-current	$-	$-

As of December 31, 2020, the Company’s PRC subsidiaries had net operating loss carry forwards of $9,675,383, which will expire in various years through year 2025. Management believes it is more likely than not that the Company will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation reserve was provided against the full amount of the potential tax benefits.

Uncertain tax position

The accounting for uncertain tax positions prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more-likely than-not of being sustained on audit, based on the technical merits of the position. The Company recorded a net charge for unrecognized tax benefits in 2020 and 2019 of $0 and $0, respectively. The Company includes interest and penalties related to unrecognized tax benefits, if any, within the benefit from (provision for) income taxes.

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

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	During the years ended December 31, 2020, 2019 and 2018, the Company purchased from Hangzhou Lianluo, its controlling shareholder, and subsidiary of Hangzhou Lianluo for services in amounts of $44,614, $42,000 and $204, respectively. As of December 31, 2020, the Company reported $3,019 in service charge payable to Hangzhou Lianluo’s subsidiary. On January 19, 2021, this balance was fully paid.

(2)	During the years ended December 31, 2020, 2019 and 2018, the Company sold equipment of $nil, $9,588 and $nil, respectively, to a related party company in which its previous CEO, Mr. Ping Chen holds 51% ownership. As of December 31, 2020, the Company reported an outstanding receivable of $11,455 due from the related party company.

(3)	On July 1, 2018, the Company leased office premises from Hangzhou Lianluo for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in 2020, 2019 and 2018 were $0, $35,892 and $39,942, respectively. As of December 31, 2020, the Company reported an outstanding rental payable of $81,126 to Hangzhou Lianluo.

(4)	Short-term borrowing from related party companies:

i) Borrowings from Hangzhou Lianluo

During the fiscal year 2019, the Company borrowed an aggregate of $942,500 from Hangzhou Lianluo and repaid $0. As of December 31, 2020, the loan balances were $996,450. These loans were extended, interest-free as of December 31, 2020 and without specific repayment date, which is based upon both parties’ agreement.

During 2018, the Company borrowed from Hangzhou Lianluo $3,682,592 carrying an annual interest rate of 5%-8%, which was fully settled through a debt offset agreement among the Company, Hangzhou Lianluo and DGHKT as described below “iv) Borrowings to DGHKT.” As of December 31, 2018, the loan balance was zero.

ii) Borrowings from DGHKT

During 2019, the Company borrowed $33,000 interest free from DGHKT, and repaid $0. On July 14, 2020, the Company repaid the principal of $33,000 to DGHKT. As of December 31, 2020, the loan balance was zero.

iii) Borrowings from Mr. Ping Chen:

Starting from 2019, the Company borrowed from Mr. Ping Chen, its former CEO, free of interest to fund its operation. During 2020, 2019 and 2018, the borrowings were $498,191, $387,182 and nil, and Mr. Ping Chen forgave a debt of $143,301 of the borrowings in 2019. The balances were $787,608, $243,881 and nil as of December 31, 2020, 2019 and 2018, respectively.

iv) Loans to DGHKT

On March 15, 2018, the Company entered into a loan agreement with DGHKT (an affiliate of Hangzhou Lianluo), pursuant to which the Company loaned $6 million to DGHK for a term of 12 months. The Company also borrowed RMB34.3 million (approximately $5.2 million) from Hangzhou Lianluo, its principal shareholder.

Pursuant to an agreement dated December 27, 2018, the Company, DGHKT, Hangzhou Lianluo agreed that the outstanding amount owed by DGHKT to the Company of RMB35.6 million be repaid by Hangzhou Lianluo on behalf of DGHKT, to the Company. This repayment is agreed to be settled in the form of offset against the amount owed by the Company to Hangzhou Lianluo of RMB35.6 million (approximately $5.2 million). As a result, the Company no longer owed or was owed by Hangzhou Lianluo or DGHKT any amount as of December 31, 2018.

20.	CONCENTRATIONS

Major Customers

For the year ended December 31, 2020, two customers accounted for approximately 84% and 7%, respectively, of the Company’s revenues. For the year ended December 31, 2019, two customers accounted for approximately 21% and 15%, respectively, of the Company’s revenues. For the year ended December 31, 2018, two customers accounted for approximately 16% and 13%, respectively, of the Company’s revenues.

Major Suppliers

For the year ended December 31, 2020 and 2019, one supplier accounted for 100% of the Company’s purchases. For the year ended December 31, 2018, two suppliers accounted for approximately 31% and 17%, respectively, of the Company’s purchases.

Disaggregation of Revenue from Contracts with Customers

The following represents the revenues by products, all derived from China:

	For the years ended December 31,
	2020	2019	2018
Sale of medical equipment
Abdominal CPR Compression	$301,549	$58,750	$221,414
Mobile Medicine (sleep apnea diagnostic products)	21,776	153,644	120,930
OSAS service (analysis and detection)	35,211	171,064	217,042
Total Revenues	$358,536	$383,458	$559,386

21.

CONTINGENCIES

On October 23, 2020, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Lightning Delaware Sub, Inc., its wholly owned subsidiary (“Merger Sub”), and Newegg Inc., a Delaware corporation (“Newegg”), whereby Merger Sub will merge with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”). Under the Merger Agreement, at the effective time of the Merger, each share of the capital stock of Newegg issued and outstanding immediately prior to the effective time of Merger (other than treasury shares and any shares of Newegg capital stock held directly by us or Merger Sub) will be converted into the right to receive 5.8417 common shares of the Company and, if applicable, cash in lieu of fractional shares. The closing of the Merger is subject to customary conditions, including regulatory approval and approval by our shareholders. If the Merger are not consummated for these or any other reasons, the Company may be required under certain circumstances to pay Newegg a termination fee of $450,000;

On October 26, 2020, the Company filed the Form F-4 with the SEC to seek its shareholders’ approval of the Restructure as well as other related proposals including the elimination of its dual class share structure, an increase of the authorized shares, share combination, name change, and amendment of our memorandum and articles of association. Once the Form F-4 has been declared effective by the SEC, the Company intends to set a date for a special meeting for our shareholders to approve the proposals associated with the Merger.

On October 23, 2020, the Company also entered into an equity transfer agreement (the “Disposition Agreement”) with Beijing Fenjin Times Technology Development Co., Ltd. (“Beijing Fenjin”) and its wholly owned subsidiary, Lianluo Connection, pursuant to which Beijing Fenjin will acquire 100% of the equity interests in Lianluo Connection for RMB0 immediately following completion of the Merger. In exchange for all of the equity interests in Lianluo Connection, Beijing Fenjin agreed to contribute RMB87.784 million to Lianluo Connection’s registered capital by September 23, 2023 in accordance with the articles of association of Lianluo Connection. In addition, as an inducement for Beijing Fenjin entering into the Disposition Agreement, the Company agreed to convert the indebtedness in the aggregate amount of $11,255,188.47 that Lianluo Connection owes to the Company into additional paid-in capital of Lianluo Connection immediately prior to the closing of the disposition.

22.

SUBSEQUENT EVENTS

Exercise of warrants

As a result of the private placements that closed on February 14, 2020, February 25, 2020, and March 2, 2020, the Company issued to several investors warrants to purchase 1,373,750 of the Company’s Class A common shares. In late January 2021, 1,255,000 of these warrants were exercised resulting in aggregate cash proceeds to the Company of $6.8 million and leaving 118,750 warrants that remain outstanding.