Form 20-F
period 2022-12-31
Newegg Commerce, Inc.
filed 2023-04-27
CIK 1474627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Newegg Commerce, Inc.
17560 Rowland Street
City of Industry, CA 91748
(Address of principal executive offices)

Robert Chang

Chief Financial Officer

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

As of December 31, 2022, there were 376,660,069 shares of the registrant’s Common Shares outstanding.

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

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, or manage our contraction, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the e-commerce industry;

●	uncertainty about the ongoing impact of the COVID-19 pandemic on the Company’s operations, the demand for the Company’s products, supply chains, and economic activity in general;

●	inflationary pressures and other macroeconomic factors that have affected and may continue to affect our business and financial condition; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Summary of Factors That May Affect Our Future Results

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, and results of operations or cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. You should consider all of the risk factors described in our public filings when evaluating our business, including risks relating to:

●	the impact of global macroeconomic conditions on consumer spending;
●	the ongoing impact of COVID-19 on our business and financial results;
●	our reputation and business if we or Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items;
●	the intense domestic and international competition we face;
●	any decline in demand for IT/CE products;

●	our inability to provide a satisfactory customer experience;
●	our use of software and systems contain open source software;
●	pricing strategies not meeting customers’ price expectations or resulting in profitability;
●	system interruptions, including failures caused or experienced by third-party service providers, and lack of redundancy and timely upgrade;
●	our reliance on and relationships with third-party payment processors to process deposits and withdrawals made by users of our Marketplace;
●	the loss of key employees or the failure to attract or retain qualified personnel;
●	any significant inadvertent disclosure or breach of confidential or personal information we hold;
●	our ability to promote and strengthen the Newegg brand;
●	inflation, uncertainty and volatility in the financial markets and other macroeconomic factors;
●	the material weaknesses we identified in our internal control over financial reporting;
●	our international operations (principally in Canada);
●	our expansion into new product categories, services, technologies and geographic regions;
●	any interruption in our fulfillment operations;
●	our reliance on a limited number of third-party courier service providers;
●	pandemics and other public health crises, natural disasters, terrorist activities and political unrest;
●	our dependence on relationships with vendors to source sufficient quantities of merchandise on favorable terms;
●	our marketing activities to help attract visitors to our online platforms;
●	delays, increased cost or quality control deficiencies in the importation of products manufactured abroad;
●	our dependence on third parties to perform a number of our e-commerce functions;
●	management of our inventory;
●	the fact that we have incurred net losses in the past and may experience losses in the future;
●	failure to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards;
●	the seasonality of our business;

●	the life cycle fluctuations of the products we sell;
●	the performance, reliability and security of the internet infrastructure in the countries where we operate;
●	management of our growth or execution of our strategies;
●	any adverse change in our vendor payment terms and conditions;
●	our disclosure controls and procedures;
●	our revolving credit agreement, which contains a number of covenants that may restrict our current and future operations;
●	access to international markets and applicable laws relating to trade, export and import controls and economic sanctions;
●	our ability to raise additional capital;
●	claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations;
●	our ability to adequately protect our intellectual property rights;
●	any assertions, claims and allegations that we have infringed or violated intellectual property rights;
●	product liability claims, which could be costly and time-consuming to defend;
●	any additional costs incurred due to tax assessments resulting from ongoing and future audits by tax authorities;
●	significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals;
●	relatively stringent employment laws in some of the countries in which we operate;
●	our ability to use our net operating loss carryforwards and certain other tax attributes;

●	our being treated as a U.S. corporation for all U.S. federal tax purposes;
●	the shares pledged as collateral to support delinquent indebtedness of our parent company;
●	the extreme volatility of the market price of our common shares due to numerous circumstances beyond our control;
●	Mr. Zhitao He and Mr. Fred Chang’s approximate 59.3% and 34.6% control, respectively, and 93.9%, collectively, of the voting power of our issued and outstanding common shares;
●	our status as a “controlled company” within the meaning of the Nasdaq Listing Rules and the corresponding exemptions from certain corporate governance requirements;
●	certain provisions of Newegg’s Amended Shareholders Agreement that may delay or prevent us from raising funding in the future and may have an adverse impact on us and the liquidity and market price of our common shares;
●	any shareholder litigation due to the volatility in the price of our common shares, which may result in substantial costs and a diversion of our management’s attention and resources;
●	our failure to maintain compliance with Nasdaq Listing Rules, which may lead to us being delisted from Nasdaq, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult;

●	any involvement of our directors and officers in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, result in additional expenses, and distract our management from our day-to-day operations;
●	securities or industry analysts not publishing research or reports about our business or adversely changing their recommendations regarding our common shares;
●	techniques employed by short sellers to drive down the market price of our common shares;
●	difficulty enforcing judgments against us, our directors and management;
●	unavailability of certain types of class or derivative actions under British Virgin Islands law and other interests under U.S. law;
●	protecting shareholder interests that would otherwise be normally available to shareholders of a U.S. corporation;
●	our expectation not to pay dividends in the foreseeable future;
●	certain home country (British Virgin Islands) practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards, which may afford less protection to shareholders; and
●	our foreign private issuer status, which exempts us from certain reporting requirements applicable to U.S. domestic public companies.

Risks Relating to Our Business

Global macroeconomic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences may have a material adverse effect on our business, results of operations and financial condition.

Uncertainties in global macroeconomic conditions that are beyond our control have in the past impacted our business and may in the future materially adversely affect our business, results of operations, financial condition and stock price. These adverse economic conditions include inflation, slower growth or recession, new or increased tariffs and other changes to fiscal and monetary policy, higher interest rates, high unemployment, decreased consumer confidence in the economy, armed hostilities, foreign currency exchange rate fluctuations, conditions affecting the retail environment for products we sell, and other matters that influence consumer spending and preferences.

In addition, consumer confidence and spending can be materially adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, including home equity loans and consumer credit, changes in net worth based on market changes and uncertainty, energy shortages and cost increases, labor and healthcare costs, government actions and general uncertainty regarding the overall future economic environment. Some consumers view a substantial portion of the products we offer as discretionary items rather than necessities. As a result, our operating results are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Declines in consumer spending have resulted, and in the future may result, in decreased demand for our products and services which may have an adverse effect on our results of operations.

A downturn in the economic environment can also lead to financial instability; increased credit and collectability risk on our receivables; the failure of important partners, including suppliers, logistics providers, and financial institutions; limitations on our ability to issue new debt; reduced liquidity and declines in the fair value of our financial instruments. These and other economic factors can materially adversely affect our business, results of operations, financial condition and stock price.

The ongoing impact of COVID-19, and any future outbreaks or public health emergencies, may adversely affect our business and financial results.

The COVID-19 pandemic and the various responses to it negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. Authorities across the United States and the globe implemented varying degrees of restriction on social and commercial activity. While certain of these restrictions have been lifted and phased re-openings occurred in some regions, some restrictions continued through fiscal 2022 in certain regions or to certain extents, and other regions have seen a resurgence of COVID-19 cases resulting in reinstitution or expansion of such measures.

We have at times seen increased demand for our products and services during the pandemic that has contributed to increased sales and market share. However, the course of the outbreak and its effects on consumer buying habits remains uncertain, and a prolonged global economic slowdown and increased unemployment could have a material adverse impact on economic conditions, which in turn could lead to a reduced demand for our products and services.

As a consequence of the COVID-19 outbreak, we have experienced occasional supply constraints, primarily in the form of delays in shipment of inventory. We have also experienced increases in the cost of certain products, as well as a decrease in promotions by some manufacturers. While we have so far considered such events to be relatively minor and temporary, continued supply chain disruptions could lead to delayed receipt of, or shortages in, inventory and higher costs.

Further, COVID-19 has impacted, and may continue to impact, the supply chain of our brand partners and Marketplace sellers, and our ability to timely fulfill orders and deliver such orders to our customers, particularly as a result of mandatory shutdowns in different countries and cities to mitigate the spread of the virus.

Although we cannot estimate the length or severity of the long-term effects of the COVID-19 outbreak at this time, any additional waves of increased infections or emergence of new strains of the virus may have an adverse effect on the results of our future operations. The full impact of COVID-19 on our operations remains uncertain and potentially widespread, including potential impacts on:

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

The impact of the COVID-19 pandemic continues to evolve and therefore, there can be no assurance that these potential negative impacts will not materialize, and these and other impacts of COVID-19 may adversely affect our future business, financial condition, cash flow, liquidity and results of operations.

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

Many of our current and potential online and brick-and-mortar competitors have larger bases of customers or third-party sellers, better brand recognition and greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing or promotional strategies, may have stronger supplier relationships with more favorable terms and inventory allocation and may devote substantially greater resources to their online platforms and system development than we do. Increased competition may result in reduced operating margins, reduced profitability, loss of market share and diminished brand recognition for Newegg.

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

We could also experience significant competitive pressure if any of our manufacturers or distributors were to initiate or expand their own online or brick-and-mortar retail operations. Because our manufacturers and distributors have access to merchandise at a lower cost than we do, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can, and they may have the ability to directly connect with buyers at relatively low cost. This could result in our current and potential buyers deciding to purchase directly from these manufacturers and distributors instead of from Newegg. Increased competition from any manufacturer or distributor capable of maintaining high sales volumes and acquiring products at lower prices than we can, could significantly reduce our market share and adversely impact our operating results.

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

We currently operate customer service centers in California and Texas, focusing on serving North American buyers. To enhance our service capabilities and maintain increased access, Newegg operates an Asia-based multilingual customer service center that is available seven days a week, via email and instant messaging. Any material disruption or slowdown in our customer support services resulting from telephone or internet failures, power or service outages, natural disasters, labor disputes or other events could make it difficult or impossible for us to provide adequate customer support. In addition, the future volume of customer complaints and inquiries may exceed our present system capacities. If this occurs, we could experience delays in responding to customer inquiries and addressing customer complaints and concerns. Our current level of customer support may also fail to meet the expectations of customers. Failure to provide satisfactory levels of customer service may harm our reputation, causing potential loss of existing customers and difficulty in acquiring new customers.

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

We generally are not able to control the pricing strategies of our Marketplace sellers, which could affect our net income and our ability to effectively compete on price with other e-commerce retailers and brick-and-mortar stores. Our inability to execute an effective pricing strategy, or a determination by our Marketplace sellers that they can more competitively price their products through other distribution channels could adversely affect our business, financial condition, results of operations and prospects.

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

We may be unable to accurately project the rate or timing of traffic flow, including any traffic increases, or successfully and cost-effectively upgrade our systems and infrastructure in a timely manner to accommodate higher traffic levels on our online platforms. If the volume of traffic on our online platforms or the number of purchases made by our customers increases substantially, we may experience unanticipated system disruptions, slower response times, reduced levels of customer service and impaired quality and delays in reporting accurate financial information. For example, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, especially during Black Friday and the Christmas holiday season, which can put additional demands on our technology platform at specific times.

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

Additionally, card organizations, including Visa, require Newegg to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some users, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines, penalties or assessments that are assessed by card organizations if we or the users on our Marketplace violate these rules, and as a result we may be subject to fines, penalties or assessments assessed by card organizations against us from time to time. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

The loss of key employees or the failure to attract or retain qualified personnel can have a material adverse effect on our ability to run our business.

The loss of any of our current executives, key employees or key advisors, or the failure to attract, integrate, motivate and retain additional key employees, can have a material adverse effect on our business. Competition for well-qualified and skilled employees has been increasingly intense, and our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, data scientists and technology and fulfillment professionals. Although we have employment agreements with our executive officers, all of our executive officers are employed “at-will” and could terminate their employment at any time. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully can be seriously harmed. Furthermore, replacing executive officers or other key employees with other highly skilled and qualified candidates has been and may continue to be difficult, taking an extended period of time. Recruiting skilled personnel is highly competitive. The increased availability of flexible or remote work arrangements, accelerated by the COVID-19 pandemic, has both intensified and expanded competition for qualified personnel. There can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

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

Due to labor and supply chain constraints, including those stemming from the ongoing effects of the COVID-19 pandemic, there has been an inflationary environment resulting in significant increases to the cost of components, labor and freight costs and other expenses. These inflationary pressures have affected, and may continue to affect, wages, the cost and our ability to obtain products, the price of our goods and services, our ability to meet customer demand, discretionary consumer spending that may lead to lesser demand for our products, our gross margins and operating profit. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected. In addition, inflation may amplify or exacerbate many of the other risks discussed in this “Risk Factors” section.

We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which could result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have concluded that material weaknesses arose because we did not have effective internal controls in place with respect to the Control Activities and Information & Communication components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) internal control framework.

For a description of the identified material weaknesses, see Item 15, “Controls and Procedures.” In connection with management’s identification of these material weaknesses, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2022 and 2021.

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

Newegg began operations on our Canadian retail website, www.newegg.ca, in October 2008. We also have a physical presence in China and Taiwan. While we may invest in building our business in other markets, we may not be able to successfully manage the challenges associated with our current and future international operations due to risks, such as:

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

Any future expansion into new product categories, services, technologies and geographic regions may subject us to additional business, legal, financial and competitive risks.

Any future expansion into new product categories, services, technologies and regions, such as our expansion into Canada and our third-party service offerings under Newegg Partner Services (“NPS”), is subject to risk. In directing our focus into new areas, we face numerous risks and challenges, including alienating our core customer base, facing new competitors, having the increased need to develop new strategic relationships and straining our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. There is no assurance that our strategy will result in increased net sales or net income. Furthermore, growth into new business areas may require changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory and legal risks related to operating in new jurisdictions, any of which may require expertise in areas in which we have little or no experience. These risks may pose a material adverse risk to our business, financial condition and results of operations.

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

Our fulfillment infrastructure may be vulnerable to damage caused by fire, floods, power outages, telecommunications failures, break-ins, earthquakes, human error and other events. For example, our warehouse located in Indianapolis experienced a significant fire in January 2019, causing damage to our inventory. In addition, in May 2022, our warehouse located in Toronto, Canada experienced a break-in and theft of approximately $3.4 million of inventory. Our fulfillment infrastructure and processes may also contain undetected errors or design flaws that may cause our fulfillment operations to fail and materially impact our business and results of operations. If, for example, any of our warehouses were rendered incapable of operations, we may be unable to fulfill any orders in areas that rely on that warehouse. While we maintain property and business interruption insurance to protect against losses of this nature, we cannot guarantee that such insurance will be available in the future at terms and rates acceptable to us, nor can we guarantee that any related insurance claims will be paid out in a timely manner, or at all. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on a limited number of third-party courier service providers to deliver our products, and their failure to provide high-quality courier services in a timely manner, if at all, to our customers may negatively impact the procurement experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.

We rely on a limited number of third-party courier service providers to deliver products to our customers. For the periods of the fiscal years ended December 31, 2022 and 2021, approximately 78.2% and 76.7%, respectively, of our total packages were shipped by our top three third-party courier service providers. Interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party couriers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. As a result, we could lose customers, and our financial condition and market reputation could suffer.

Pandemics or other public health crises, natural disasters, terrorist activities, and political unrest could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics or other public health crises in China or elsewhere in the world, or natural disasters such as hurricanes, earthquakes, tsunamis, fire, or drought could disrupt our business operations, reduce or restrict our operations and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. It is difficult to assess the likelihood of such threat and any potential impact at this time. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

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

Certain vendors provide a significant portion of our merchandise. In the United States and Canada, for the twelve months ended December 31, 2022, our ten largest suppliers accounted for approximately 73% of the merchandise we purchased. Three of our ten largest suppliers, Giga-Byte Technology, ASI Corporation, and MSI Computer Corporation, accounted for approximately 39% of our purchases for the same period. Failure to maintain a positive relationship with these key suppliers could impact our ability to sell to customers the products they want.

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

Our success depends on our ability to attract visitors to our online platforms and convert them into customers in a cost-effective manner. We rely on search engines, social media, shopping comparison sites and other affiliate networks to provide content, advertising banners and other links that direct visitors to our online platforms. As of December 31, 2022, approximately 34% of our website and mobile app visitors were referred to us through paid and unpaid search engine listings, shopping comparison sites and other affiliate networks that provide links to our online platforms. In particular, we rely on search engines, such as Google, Microsoft Bing and Yahoo!, and social media platforms, such as TikTok, Facebook and Instagram, as important marketing channels. If search engines or social media platforms change their search engine algorithms periodically or penalize us for non-compliance with their guidelines while using their algorithms, terms of service, or display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive visitors to our websites and mobile apps. We also sometimes pay these third parties to include or highlight our websites in their search results. If such third parties modify or terminate their relationship with us or increase the price they charge to us, if our competitors offer them greater fees for traffic, or if any free third-party platforms on which we rely begin charging fees for listing or placement, our expenses could rise and traffic to our websites could decrease, resulting in harm to our operations.

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

As of December 31, 2022, approximately 8.0% of our gross merchandise value (“GMV”) was generated by the sale of products fulfilled through third parties. These third parties provide various services on our behalf, including inventory maintenance and order processing. We have no effective means to ensure that these third parties will continue to perform these services to our satisfaction, in a manner satisfactory to our customers or on commercially reasonable terms. Our customers may become dissatisfied and cancel their orders or decline to make future purchases if these third parties fail to deliver products on a timely basis. If our customers become dissatisfied with the services provided by these third parties, our reputation and brand could suffer.

If we fail to manage our inventory effectively, our financial condition, results of operations and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. If we expand our product offerings and include more SKUs in our inventory, it could make it more challenging for us to manage our inventory effectively and put more pressure on our warehousing system.

We purchase most of the merchandise that we sell directly to customers on our online platforms from manufacturers or distributors. We assume inventory damage, theft, obsolescence, and price erosion risks for our inventory. These risks are especially significant as most of the merchandise sold on our online platforms is characterized by rapid technological change, obsolescence and price erosion. For the year ended December 31, 2022, we recorded inventory write-offs or write-downs totaling $6.0 million, or 0.4% of our cost of goods sold. We may sell obsolete or dated merchandise at a discount or loss. If there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases increase our exposure to inventory obsolescence. Our success depends on our ability to sell our inventory rapidly, purchase inventory at attractive prices relative to our resale value and manage customer returns and the shrinkage resulting from theft, loss, and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to write down or write off substantial amounts of inventory, or sell it at a discount or loss, which could materially and adversely impact our business, financial condition and results of operations.

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

We incurred net losses of $57.4 million and $17.0 million in 2022 and 2019, respectively, and reported net income of $36.3 million and $30.4 million in 2021 and 2020, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, source and sell higher margin products, grow and diversify our supplier base, and optimize our cost structure. We may not be able to achieve any of the above. If we grow and expand our business, our operating expenses may increase further. As a result of the foregoing, we may incur net losses in the future.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platforms, including our websites and mobile apps. The internet and the e-commerce industry are characterized by rapid technological evolution, such as emerging artificial intelligence (“AI”) and machine learning technologies, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, and changes in customer requirements and preferences, any of which could render our existing technologies and systems obsolete. We may be required to devote substantial resources to developing proprietary technologies or license technologies, enhancing our existing websites and mobile apps, developing new services and technology such as AI and machine learning that address the increasingly sophisticated and varied needs of our current and prospective customers and adapting to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks. There can be no assurance that our efforts to develop proprietary technologies will succeed or that any technology licenses will be available on commercially reasonable terms. Substantial investments will be required to remain technologically competitive, and our failure to do so may harm our business and results of operations.

The seasonality of our business places increased strain on our operations.

Newegg historically experiences higher sales in the fourth quarter due to the holiday season. If we do not stock or restock popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could reduce profitability. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments and additional long-zone shipments necessary for timely delivery for the holiday season. If too many customers access our online platforms within a short period of time due to increased holiday demand, we may experience system interruptions that make our online platforms unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods sold through our online platforms and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service capability during these peak periods.

As we tend to experience higher sales in the fourth quarter, we generally experience an increase in our cash position at year-end, as compared to the first, second and third quarters when sales are lower. Historically, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities) at December 31 of each year. In anticipation of higher sales during the holiday season, we typically begin building up inventory levels in the later part of the third quarter. As a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end. As sales begin to slow in the first and second quarters, inventory levels decrease, inventory turnover lengthens, and accounts payable and cash balances decrease as we pay our vendors. While the early part of the COVID-19 pandemic resulted in increased cash and accounts payable balances and faster inventory turnaround times due to an increased demand in our products, we have seen that trend reverse in 2022 with reduced consumer demand and a more challenging macroeconomic environment. As of the fiscal year ended December 31, 2022 and 2021, accounts payable amounted to approximately $207.1 million and $220.8 million, respectively.

Many of the products we sell are highly susceptible to technological advancement, product life cycle fluctuations and changes in consumer preferences.

We operate in a highly and increasingly dynamic industry sector fueled by constant technology innovation and disruption. This manifests itself in a variety of ways: the emergence of new products and categories, the often rapid maturation of categories, cannibalization of categories, changing price points and product replacement and upgrade cycles.

This rapid pace of change can be hard to predict and manage, and there is no guarantee we can effectively do so all the time. If we fail to interpret, predict and react to these changes in a timely and effective manner, the consequences can include: failure to offer the products and services that our customers want; excess inventory, which may require heavy discounting or liquidation; inability to secure adequate access to brands or products for which consumer demand exceeds supply; delays in adapting our merchandising, marketing or supply chain capabilities to accommodate changes in product trends; and damage to our brand and reputation. In addition, consumer preferences may be influenced even further as the social and economic environment navigates through the post-pandemic environment. These and other similar factors could have a material adverse impact on our revenue and profitability.

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

An adverse change in our vendor payment terms and conditions may have a material adverse effect on our business, financial condition and results of operations.

We purchase our inventory from vendors on trade accounts typically requiring payment between 30 and 60 days after the date the inventory is shipped to us. As of December 31, 2022, our accounts payable balance was $207.1 million with 50 days of payables outstanding. Our accounts payable balances as of December 31, 2022 represented 38.2% of our liabilities and shareholders’ equity. An adverse change in our vendors’ payment terms and conditions would significantly increase our working capital requirements and have a material adverse effect on our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Since the Merger, we have implemented a variety of measures designed to comply with the rules applicable to public companies in the United States. To the extent these new procedures and policies have not changed historical behaviors that might be inconsistent with the rules and practices regulating a U.S. public company, we could be at risk of violation or poor reporting as a public company. If our directors or executive officers inadvertently fail to identify, review or disclose a new relationship or arrangement causing the Company to fail to properly disclose any related party transaction or in the event that we fail to comply with SEC reporting and internal controls and procedures, we may be subject to securities laws violations that may result in additional compliance costs or costs associated with SEC judgments or fines, both of which will increase our costs and negatively affect our potential profitability and our ability to conduct our business. The public reporting requirements and controls are new for our management since completion of the Merger in May 2021 and may require us to obtain outside assistance from legal, accounting or other professionals that will increase our costs of doing business.

We and certain of our subsidiaries are parties to a revolving credit agreement, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

We and certain of our subsidiaries have entered into certain credit agreements with financial institutions which contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of our assets, prepay other indebtedness and make other distributions. The obligations under the credit agreements are also guaranteed by our assets or those of our subsidiaries.

The terms of these credit agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. The credit agreement also contains financial covenants that require us to maintain certain minimum financial ratios and maintain an operating banking relationship with the financial institutions. Although we are currently in compliance with the financial covenants, we cannot guarantee that we will continue to be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal or interest under the credit agreements.

If we are unable to comply with our payment requirements, the financial institutions may accelerate our obligations under the credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute shareholders’ interests. If we fail to comply with any covenant it could result in an event of default under the agreement and the lenders could make the entire debt immediately due and payable. If this occurs, we might not be able to repay the debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. See “Note 8 - Line of Credit” to our consolidated financial statements for more information.

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

We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and borrowings are sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, or draw from or refinance our credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, our securities;
●	conditions of the U.S. and other capital markets in which we may seek to raise funds; and
●	our future results of operations and financial condition.

In addition, adverse developments that affect financial institutions, or concerns about such developments, have in the past and may in the future lead to market-wide liquidity problems and disruptions in the financial services industry. For example, in March 2023, the closure of Silicon Valley Bank and Signature Bank destabilized many financial institutions and created uncertainty across the industry. Although we did not have any funds in Silicon Valley Bank or Signature Bank, future defaults or other similar destabilizing events could impact the credit markets and adversely impact our ability to access our capital and to obtain debt financing on favorable terms.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

Legal and Regulatory Risks

Claims, Litigation, Government Investigations, and Other Proceedings May Adversely Affect Our Business and Results of Operations

We are, or may be, subject to actual and threatened claims, litigation, investigations, and other proceedings, involving a wide range of issues, including patent and other intellectual property matters, taxes, labor and employment, privacy, data use, data protection, data security, network security, consumer protection, product liability, commercial disputes, and other matters. Any of these types of proceedings can have an adverse effect on us because of legal costs, disruption of our operations, diversion of management resources, negative publicity, and other factors. The outcomes of these matters are inherently unpredictable and subject to significant uncertainties. Determining legal reserves or possible losses from such matters involves judgment and may not reflect the full range of uncertainties and unpredictable outcomes. Until the final resolution of such matters, we may be exposed to losses in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material effect on our business or results of operations.

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

The majority of the products sold on our online platforms are manufactured by third parties, and some of them may be defectively designed or manufactured. If any product we sell were to cause physical injury or injury to property, an injured party could bring claims against us as the retailer of the product. Furthermore, we also offer computer systems, IT components, peripherals, household appliances and other goods under our private labels, Rosewill and ABS, on our platforms or through other e-commerce platforms, such as eBay, which could potentially create more exposure for Newegg with respect to product liability than if we had simply acted as a retailer of third-party products. Our insurance coverage may not be adequate against such product liability claims. If a successful claim were brought against Newegg in excess of our insurance coverage, it could adversely affect our financial condition and results of operations. Even unsuccessful claims could result in the expenditure of significant funds and management time in defending them and could have a negative impact on our reputation and business.

We may incur additional costs due to tax assessments resulting from ongoing and future audits by tax authorities.

In the ordinary course of business, Newegg is subject to tax examinations by various governmental tax authorities. The global and diverse nature of our business means that there could be additional examinations by governmental tax authorities and the resolution of ongoing and other probable audits which could impose a future risk to the results of our business. For example, in February 2018, we received from the Commonwealth of Massachusetts Department of Revenue a notice of intent to assess sales and use taxes relating to a prior tax period, which subsequently resulted in an assessment of approximately $0.3 million, plus penalties and interest. In May 2020, we received from the Commonwealth of Massachusetts Department of Revenue another notice of assessment for sales and use taxes for additional prior tax periods in the amount of a total assessment of $2.7 million, including penalties and interest. We appealed these assessments, and ultimately prevailed. However, any similar future matters that are not resolved in our favor could have a material impact on our consolidated financial position, cash flows, and results of operations.

Significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals could have a material adverse effect on us.

As of December 31, 2022 and 2021, approximately 71% and 70% of our products that were sold through our platforms, both direct sales and marketplace, were manufactured in China, respectively. U.S. government actions since 2018 have imposed greater restrictions and economic disincentives on international trade impacting imports and exports. The U.S. government has adopted changes, and may adopt further changes, to trade policy and in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has initiated the imposition of additional tariffs on certain foreign goods, including steel and aluminum, semiconductor manufacturing equipment and spare parts thereof, and has amended export regulations regarding sales to companies on the U.S. Entity List. These changes prevent sales of foreign produced direct products of the U.S. that are manufactured using controlled U.S.-origin equipment, technology, and software located outside the United States to certain companies on the U.S. Entity List.

Examples of recent actions are tariffs on steel and aluminum product imports announced by the U.S. Department of Commerce in March 2018, the scope of which increased on February 8, 2020, and a 25% tariff on certain products that originate in China announced by the United States Trade Representative (“USTR”) in June 2018 pursuant to an investigation under Title III of the Trade Act of 1974, 19 U.S.C. §§2411-2420 (“Section 301”). The USTR announced in June and July 2018 two additional supplemental lists of products that are subject to tariffs if the goods imported into the United States originate in China, which increased the cost of these imported products. These supplemental lists issued by the USTR added an additional 25% tariff on certain semiconductor equipment and parts originating in China that are sold by Newegg or used in our business in the United States. In August 2018, the second list was made effective with a 25% tariff and in September 2018 the third list (“List 3”) was made effective with a 10% tariff, increasing to 25% in May 2019. A fourth list was proposed by USTR in May 2019 for all remaining items originating in China. A portion of the fourth list (“List 4a”), was made effective September 1, 2019, with an additional tariff of 15%, reduced to 7.5% on February 14, 2020. The remainder of the fourth list (“List 4b”) was scheduled to have an additional tariff of 15% go into effect on December 15, 2019; however, on December 13, 2019, the tariffs for List 4b were suspended after the U.S. announced it would enter into a trade agreement with China (the “Phase 1 Agreement”). A Phase 2 Agreement has not been announced as of the date of this annual report. On April 1, 2022, the U.S. Court of International Trade upheld the List 3 and List 4a tariffs and rejected arguments brought by plaintiff importers that the tariffs exceeded the authority of the USTR to impose. Certain procedural issues with the tariffs were remanded to USTR to reconsider. It is expected that this litigation, which only covers tariffs imposed on goods originating from China, will continue into 2023. In May 2022, the USTR began the statutory four-year review of the Section 301 actions taken against China. The agency determined that two separate actions had been taken as part of the investigation (the first and second list), and that they had been subsequently modified by imposing additional duties on supplemental lists of products (List 3 and List 4a), as well as by temporarily removing or suspending duties on some of them through exclusions. The USTR announced that the first step of this review process would be to notify representatives of domestic industries that benefit from the trade actions (as modified) of their possible termination, and to offer them the opportunity to request their continuation. The USTR announced in September 2022 that it had received several such requests and that as a result, it would keep the actions in place—subject to possible further modifications—and proceed with the second phase of the review process.

Any increase in the cost of importing goods and parts could decrease our margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary parts, which could have a material adverse effect on our business results, results of operations, or financial condition.

On April 28, 2020 the U.S. Department of Commerce issued new rules that (1) expand the definition of military end use and (2) eliminate the applicability of certain license exceptions for exports to countries on Country Group D of Supplement No. 1 to part 740 of the Export Administration Regulations. These changes expand export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses, even if the items sold by the U.S. companies are for civilian end use and they reduce the applicability of license exceptions for exports to those countries listed on Country Group D, including China. Additionally, amendments have been made to General Prohibition Three (Foreign-Produced Direct Product Rule) and the Entity List, the most recent of which were effective August 17, 2020. These amendments expand the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S. technology or software to companies on the U.S. Entity List, and regulate the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the U.S. Entity List. The rule changes for export controls may reduce or impair our ability to sell products internationally, which could in turn decrease the demand for our products and have a material adverse effect on our revenues and profitability. At this time, the rule changes are not anticipated to impact the Company’s sales of non-U.S. products; however, any unpredicted rule changes could adversely affect our business results, operations, or financial condition.

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

As of December 31, 2022, we had 1,355 full-time employees, of whom approximately 52% were located in the United States, 39% in China, 7% in Taiwan, and 2% in Canada and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, Newegg is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

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

We believe that we are an inverted corporation for U.S. federal tax purposes. This means that, notwithstanding that we are a company incorporated in the BVI, we will be treated for all U.S. federal tax purposes as if we are a U.S. corporation and you will be treated for all U.S. federal tax purposes as holding the stock of a U.S. corporation. See “Item 10. Additional Information – E. Taxation” for additional detail.

Risks Related to our Common Shares

A majority of Newegg’s capital shares are pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness or other delinquent indebtedness of our parent company.

The shares of our common stock owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2023 was RMB150 million in RMB-denominated loans plus USD$66.5 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loans are in default in a final, non-appealable judgment. On December 19, 2022, Digital Grid, BOC, Newegg, and Hangzhou Lianluo entered into a supplemental agreement (the “Supplemental Agreement”) to agree upon procedures to temporarily remove BOC’s lien on Digital Grid’s Newegg Common Shares to enable their sale and use of proceeds to repay BOC.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2023 was approximately RMB448 million. Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans.

As of the date hereof, to the best of our knowledge, no Common Shares have been sold by Hangzhou Lianluo in connection with the repayment of the BOC or ICBC loans.

Sales of the Common Shares owned or pledged by Digital Grid or Hangzhou Lianluo, including for the payment of financial or settlement obligations to BOC or ICBC, could cause the market price of the Common Shares to drop significantly.

BOC could sell, or force Digital Grid to sell, some or all of its shares while the BOC loans remain delinquent.  Digital Grid could also choose to voluntarily sell some or all of its shares at any time to satisfy the BOC or ICBC loans.  Any such sale or attempted sale could:

●	Occur at a discount to our public trading price and over a short time period;
●	Result in a change of control of us to the buyer of such shares; or
●	Result in litigation over the ownership and title to those shares.

Each of these risks could cause our share price to fall significantly and is described further below.

●	BOC could attempt to foreclose upon and sell Digital Grid’s shares in Newegg at any time. Any such sale could be done quickly and without regard for maximizing the sale price, other than to enable BOC to recover the amount of indebtedness owed to it by Hangzhou Lianluo. In such a case, the sale price would likely be significantly less than the public trading price of our shares, which would likely cause our share price to fall significantly.
●	If Digital Grid sold some or all of its shares, its ownership percentage in Newegg could drop below 50%, causing it to lose control of our board of directors, leading to a potential change in control of the Company. Any such change in control could be viewed negatively by our shareholders, leading to a drop in the trading price of our shares.
●	In addition, any transfer of those shares to a non-affiliate of Digital Grid would be subject to our amended and restated shareholders agreement. The shareholders agreement gives a right of first refusal in favor of the Company, and a right of second refusal in favor of the pre-merger Newegg Inc. shareholders (which primarily includes Mr. Fred Chang), to purchase some or all of the shares being transferred, subject to certain exemptions. See “Item 10. Additional Information – B. Memorandum and Articles of Association – Rights of Certain Principal Shareholders – Right of First Refusal of the Company and Principal Shareholders” for additional detail. The shareholders agreement may not be recognized or enforceable in China’s courts, because the agreement is governed by the laws of the British Virgin Islands, and China courts generally do not recognize court decisions from that jurisdiction. As a result, BOC or Digital Grid could try to sell some or all of Digital Grid’s shares without complying with those agreements. Any such sale could result in significant litigation and uncertainty over the ownership of those shares, which could cause our share price to fall.

The market price of our common shares has been extremely volatile and may continue to be volatile due to numerous circumstances beyond our control.

The market price of our common shares has fluctuated, and may continue to fluctuate, widely, due to many factors, some of which may be beyond our control. These factors include, without limitation:

●	“short squeezes”;

●	comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media;

●	actual or anticipated fluctuations in our financial and operating results;
●	risks and uncertainties associated with the ongoing impact of the COVID-19 pandemic;
●	shifts in the timing or content of certain promotions or service offerings;
●	announcements of new products and services by us or our competitors;
●	the effect of changes in tax rates in the jurisdictions in which we operate;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	the mix of earnings in the countries in which we operate;
●	changes in foreign currency exchange rates;
●	announcements about our earnings that are not in line with shareholders’ expectations;
●	changes in financial estimates by securities analysts;
●	negative public perception of us, our competitors, or industry;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	overall general market fluctuations.

Stock markets in general and our share price in particular have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our company. For example, on March 28, 2022, our common shares experienced an intra-day trading high of $8.48 per share and a low of $5.01 per share. In addition, from March 1, 2022 to April 29, 2022, the closing price of our common shares on Nasdaq ranged from as low as $4.14 to as high as $8.48 and daily trading volume ranged from approximately 143,800 to 39,024,100 shares. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of our common shares. In particular, a large proportion of our common shares has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our common shares, further influencing volatility in its market price. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our common shares to fluctuate, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares.

Mr. Zhitao He and Mr. Fred Chang control approximately 59.3% and 34.6%, respectively, and 93.9%, collectively, of the voting power of our issued and outstanding common shares. They will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Mr. Zhitao He and Mr. Fred Chang control approximately 59.3% and 34.6%, respectively, of the voting power of our issued and outstanding common shares, and 93.9%, collectively, as of December 31, 2022. Additionally, Mr. Zhitao He and Mr. Fred Chang, both of whom serve as our directors, will be able to exercise substantial influence over our business and operations. They may also have a conflict of interest with our other shareholders. Where such a conflict exists, our other shareholders will be dependent upon Mr. He, Mr. Chang, and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. He and Mr. Chang will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

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

Digital Grid and Mr. Fred Chang, who beneficially own approximately 59.3% and 34.6%, respectively, of our total voting power, have the right to appoint four directors and three directors, respectively, with Mr. Fred Chang acting as a “Minority Representative” selected by a majority of the Legacy Shareholders (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), who collectively own approximately 36.6% of our total voting power as of December 31, 2022. The number of directors that Digital Grid and the Minority Representative are entitled to appoint will decrease proportionately with the decrease of the respective voting power of Digital Grid and the Legacy Shareholders. Any director positions which neither Digital Grid nor the Minority Representative is entitled to appoint shall be appointed by the remaining directors, or by any other means allowed under the Amended and Restated Memorandum and Articles of Association.

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

In addition, the Company and the Principal Shareholders also have rights of first refusal over certain transfers of the common shares by the Principal Shareholders, pursuant to the Amended Shareholders Agreement, as amended, and subject to compliance with applicable laws and Nasdaq’s Listing Rules. If any Principal Shareholder receives a bona fide offer from any person other than its affiliate to acquire any of the Principal Shareholder’s common shares (the “ROFR Shares”), then the Company has a right of first refusal, but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares, at the same price, and on the same terms and conditions offered by the purchaser (the “ROFR Terms”). In the event the Company does not decide to purchase all such ROFR Shares, then each of the Principal Shareholders other than the selling Principal Shareholder shall have a right of first refusal to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares on the ROFR Terms; provided, however, that notwithstanding anything to the contrary, twenty percent (20%) of Company common shares collectively held by each Principal Shareholder and its affiliates, calculated as of May 19, 2021, that are subject to any ROFR Rights shall be exempt from any ROFR Rights. For the purpose of the Amended Shareholders Agreement, “Pro Rata Share” means the percentage which corresponds to the ratio which each selling Principal Shareholder’s “Percentage Interest” (which is calculated by dividing (i) the number of the common shares owned by such Principal Shareholder, by (ii) total number of the then outstanding shares of the common shares held by all Principal Shareholders) bears to the total Percentage Interests of all Principal Shareholders exercising their right of first refusal. In the event that the ROFR Shares are in exchange for non-cash consideration, then such right of first refusal shall be exercisable based on the fair market value determined in good faith by the board of such non-cash consideration.

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

Our common shares are traded and listed on Nasdaq under the symbol “NEGG.” However, there is no assurance that we will be able to continue to maintain compliance with Nasdaq continued listing requirements. The Nasdaq Listing Rules require, among other things, that listed securities maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and failure to meet the Minimum Bid Price Requirement within specified compliance periods following receipt of a deficiency notice may result in delisting. As of December 31, 2022, our common stock closed at a price of $1.31 per share. If we fail to comply with this, or any other, Nasdaq Listing Rule, our common shares may lose their status on Nasdaq and they would likely be traded on the over-the-counter market, including the Pink Sheets market. As a result, selling our common shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may not arise. In addition, in the event our common shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our common shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our common shares. Such delisting from Nasdaq and continued or further declines in our common share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

We and our directors and officers may be involved in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, result in additional expenses, and distract our management from our day-to-day operations.

From time to time, we and our directors and officers may be involved in investigations or other forms of regulatory or governmental inquiry covering a range of possible issues including but not limited to securities laws compliance.  See “Item 6.C. Board Practices – Involvement in Certain Legal Proceedings” for a discussion of current legal proceedings.

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

The trading market for the common shares could be influenced by research or reports that industry or securities analysts may publish about our business in the future. Currently we have one security analyst covering our company. If any additional analysts cover us in the future and downgrade the common shares, the market price for the common shares would likely decline. If no additional analysts initiate coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the common shares to decline.

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

We are incorporated under the laws of the BVI and many of our directors reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

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

In addition, under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As currently there exists no treaty or other form of reciprocity between China and the United States or the BVI governing the recognition and enforcement of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by courts in the United States or the BVI. In addition, Taiwan does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and the BVI. Therefore, recognition and enforcement in Taiwan of judgement of United States and BVI courts in relation to any matter not subject to a binding arbitration provision would need to be enforced in accordance with common law principles.

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

Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI Court for an order that he or she should be permitted to inspect the document or to inspect the document without limitation.

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

Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under BVI law, a BVI company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our Board. Accordingly, the return on your investment in the common shares will likely depend entirely upon any future price appreciation of the common shares. There is no guarantee that the common shares will appreciate in value or even maintain the price at which you purchased the common shares. You may not realize a return on your investment in the common shares and you may even lose your entire investment in the common shares. Additionally, because we are a holding company, our ability to pay dividends on our common shares may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions that are imposed under the terms of the agreements governing our subsidiaries’ loan and credit facilities. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of such dividend.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

As a BVI company listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain provision in the Companies Act relating to corporate governance in the BVI, which is our home country, may differ significantly from Nasdaq’s corporate governance listing standards. We intend to follow the relevant provisions in the Companies Act in lieu of the following corporate governance requirements of Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors.  To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq’s corporate governance listing standards applicable to U.S. domestic issuers.

In addition, in September 2018, California’s Senate Bill 826 was signed into law. Senate Bill 826 generally requires public companies with principal executive offices in California to have a minimum number of females on its board of directors. As of December 31, 2019, each public company with principal executive offices in California was required to have at least one female on its board of directors. As of December 31, 2021, each public company was required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. However, on May 13, 2022, the Superior Court of the State of California for the County of Los Angeles held in Crest v. Padilla, Case No. 19STCV27561, that such minimum female board member requirement violates the Equal Protection Clause of the California Constitution. The case is currently being appealed by the State of California, and we intend to monitor legislative developments accordingly.

Our board of directors currently includes one female director. There is uncertainty as to whether this law applies to foreign private issuers with their principal executive offices in California, like us. If the law is deemed to apply to foreign private issuers, we may be deemed out of compliance. An initial violation of Senate Bill 826 can result in a fine from the California Secretary of State in the amount of $100,000, with each subsequent violation resulting in a fine of $300,000. We cannot assure you that we can recruit, attract and/or retain qualified members of the board and meet gender requirements under California law, which may expose us to financial penalties and adversely affect our reputation.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

We are a leading technology-focused e-commerce company in North America and ranked No. 1 as the global top electronics online Marketplace according to Web Retailer’s report as of July 2022, as measured by an average of 20.1 million visits per month in 2022. Since 2005, we have recognized GMV of approximately $41 billion and have processed over 187 million orders. In 2022, 2.7 million buyers purchased over 604,000 items from us, making us one of the largest e-commerce businesses in the United States. In 2022, we offered more than 20 million SKUs for sale on our platform, representing over 51,000 brands in the IT, consumer electronics and other related categories. We offer brands and sellers a wide range of options to sell through our platform, as well as services that we offer to help make their online businesses more efficient and effective. Our Direct offering allows brands to sell directly to us and we manage the inventory and transaction directly with our consumers. Our Marketplace offering allows brands to leverage our platform, buyer audience and e-commerce solutions in order to generate sales on the Newegg platform.

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

Customers

We have built a large, highly engaged and loyal customer base. As of December 31, 2022, we had over 2.7 million active customers, defined as a unique customer ID with at least one item purchased on our platforms in the past 12 months.

Our core customers include both our business-to-consumer (“B2C”) customers and our business-to-business (“B2B”) customers. See “Our Business Models” for more information about our B2C and B2B businesses.

We believe that we offer the following compelling value propositions to our customers:

●	Wide range of technology-focused products. With approximately 20.2 million SKUs and 1,605 categories as of December 31, 2022, we are viewed by our customers as a one-stop shop for a vast selection of technology products, ranging from brand-name IT/CE products and in-house brands of computer hardware to peripherals under our private labels. Our extensive product offerings enable us to meet the diverse needs of a group of sophisticated customers, which is difficult for brick-and-mortar retailers to match due to shelf space constraints.

●	Data-driven shopping experience.

o	Content-rich, user-friendly interface. Our platforms are user-friendly and easy to navigate, with features enabling customers to easily discover new products and trends, such as intelligent product recommendations and curated, personalized content supported by data and analytics. We also empower customers to make informed purchasing decisions by offering customized shopping tools, detailed product information, customer opinions, peer reviews, product tutorials and the opportunity to network with other members of the Newegg community. We operate in-house video production that generates original content to engage and inform customers, and we continue to enhance these capabilities in order to produce more and better content. Our platforms also provide an extensive portfolio of user-generated content, including over 4.6 million reviews as of December 31, 2022.

o	Timely, secure and reliable fulfillment. Leveraging our reliable logistics network and infrastructure, we are able to maintain a high level of shipping accuracy and reliability and timely delivery. See also “— Logistics and Fulfillment.” As of December 31, 2022, we achieved, for orders directly fulfilled by us, an over 99.9% average delivery accuracy rate, a 95.8% one-business day fulfillment rate in the United States and Canada if ordered prior to our 3:00 p.m. local time order cut-off, and a 99.0% two-business day fulfillment rate in the United States and Canada.

●	Vibrant community of tech-savvy customers. While expanding our range of product offerings, we continue to maintain a large and vibrant community of tech-savvy customers, providing inspiration for visitors to discover new technology trends and products and valuable decision-making intelligence typically not found at traditional retailers. We have continued to offer additional functionalities to foster this community by operating Newegg Media Services, which produces Unbox This, The Gamer Lounge, Newegg Live, and many other original video and editorial content platforms, where like-minded technology enthusiasts can get information about Newegg and technology products.

●	Competitive Offerings.

o	Competitive Pricing. We are able to offer competitive pricing across a broad range of categories because of our scale, strong supplier and Marketplace seller relationships, and our ability to maintain a cost-efficient infrastructure. Our experienced product management team leverages data to cost-effectively match demand with supply, minimize inventory and reduce infrastructure costs associated with brick-and-mortar retailers. We are also able to find optimized pricing points by leveraging our data and analytics capabilities and by monitoring our major competitors’ pricing trends.

o	Flexible payment options. We accept a variety of payment options and have sought to add new payment methods to cater to the needs of our customers. We also offer open-term accounts for business and public sector customers. For example, in response to increasing customer demand, we introduced Bitcoin payment solution in 2014 and Apple Pay in 2016. In Q4 2020, we also started offering a Pay-in-4 program, where customers are given the freedom and flexibility to spread their payment in four interest-free installments. See also “— Payment.”

Marketplace Sellers

On our Newegg Marketplace, third-party sellers offer their products to our customers through our platforms and pay us commissions on their sales. See “— Our Business Models — Marketplace” for more details. Our Newegg Marketplace has over 9,500 sellers, approximately 20.0 million SKUs and over 1,500 categories as of December 31, 2022.

We are a business enabler for our Newegg Marketplace sellers in many ways. We believe that our Marketplace sellers choose to partner with us not just because we offer a large online sales channel, but also because we deliver the following additional value:

●	Scaled access to technology-focused consumers. Our Marketplace connects sellers, whether brand owners or retailers, to a large and growing customer base, the majority of whom are tech-savvy, in more than 20 countries and regions as of December 31, 2022, without expanding their physical footprint. In 2022, approximately 1.4 million active customers purchased $552.2 million in gross merchandise value from our Marketplace business. In addition to consumers, our Newegg Marketplace also provides smaller vendors and retailers with access to profitable B2B opportunities that would otherwise be difficult to reach due to the challenges associated with providing specialized support for business’ purchasing needs.

●	Access to premium e-commerce solutions. Sellers generally face high barriers entering the e-commerce market, including logistics and scalable economics. Our Marketplace addresses these challenges by providing sellers with a comprehensive suite of e-commerce solutions, including an API-enabled portal, on-site promotions, a curated marketing program, and fulfillment and delivery services. Particularly, we provide Marketplace sellers with valuable data insights, which help them to market their products more effectively, generate additional traffic and increase conversion.

●	Human touch. Our Marketplace is a key component of our ecosystem. Since we launched our Marketplace model in 2010, we have carefully nurtured our relationships with Marketplace sellers and have invested in their success, which we believe drives our continued growth in the long run. For example, we assign dedicated account managers to qualified sellers to help them tackle the variety of challenges associated with operating a virtual storefront.

Brand Partners

We are a trusted partner and a go-to channel for many leading technology product brands and are increasingly establishing partnerships with brands in a growing number of adjacent product categories. As of December 31, 2022, we sourced merchandise from over 2,970 brand partners for our direct sales business, and featured the official online stores of a number of brand partners, including some of the most well-known brands such as AMD, Asus, Gigabyte, Intel, Lenovo, Meta Quest, Microsoft, MSI, Nvidia, and Samsung.

We provide the following benefits for our brand partners:

●	Access to a targeted customer base. Enabling brands to cost-effectively reach target audiences, our existing, loyal customer base is highly valued by companies targeting ready-to-buy, tech-savvy customers as well as foreign brands seeking to sell products and build brand awareness in the markets we serve.

●	Comprehensive and cost-efficient distribution channel. Leveraging Newegg’s customer-friendly online platforms, established logistics network and infrastructure and extensive e-commerce experience and expertise, we offer to our brand partners comprehensive and cost-efficient distribution channels and comprehensive supply chain capabilities, including marketing, warehousing, fulfillment and customer service.

●	Brand building and promotion solutions. We offer our brand partners solutions and support to run special promotions and targeted marketing and brand-building campaigns through our platforms utilizing data and interactive media in ways that cannot be achieved through traditional media. See “— Our Business Models — Marketing Services.”

●	Data insights. We collect insights from our customers’ interactions on the platform using our data and analytics capabilities. We use these insights, coupled with customer feedback and our knowledge of the e-commerce market, to facilitate our brand partners’ product and marketing decision-making.

Our Business Models

Our primary business model is to help customers find and purchase their desired products through our platforms. From a customer base and target audience perspective, we categorize our business model into B2C and B2B operations. We strive to offer a compelling online shopping experience, reliable and timely order fulfilment and superior customer service across our B2C and B2B operations through our Direct sales, Marketplace and NPS platforms.

The following chart sets forth our business models:

B2C

We have maintained a B2C business since launching our e-commerce platform in 2001. With a focus on selling IT/CE products, our B2C business has expanded to include an increasingly wide range of products, including emerging tech product categories such as 3D printers, home automation, wearable and health tech, E-sports, drones, and others.

Our B2C customers consist primarily of sophisticated IT professionals, gamers, do-it-yourself technology enthusiasts and early technology adopters who generally occupy a well-educated, affluent, and IT trendsetting demographic with relatively high purchase frequency and strong willingness to embrace technology trends and try new products. We believe our success is built upon our ability to cater to the preferences, tastes and habits of this demographic. As of December 31, 2022, we served customers in the United States, Canada and over 20 additional countries and region through our Newegg.com, Newegg.ca and Newegg Global platforms. For details of these platforms, see “— Our Platforms — B2C Platforms.” Our B2C operations generated GMV of $1.7 billion and $2.4 billion for the years ended December 31, 2022 and 2021, respectively.

B2B

With a focus on providing office and IT equipment, NeweggBusiness.com offers our B2B customers access to our extensive product assortment and account managers with expertise in sourcing technology for business and processing industry specific requirements. Our B2B operations generated GMV of $379.5 million and $537.6 million for the years ended December 31, 2022 and 2021, respectively.

Our B2B customers span across a range of verticals, including healthcare providers, K-12 and higher educational institutions, government agencies, and businesses of all sizes, and our B2B operations have been focused on providing specialized support for their industry- and business-specific needs.

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

We believe that the integration of our direct sales and Marketplace operations has created a virtuous, self-reinforcing cycle. Our Marketplace is built on the success of our direct sales business, and we believe that many sellers are attracted to our Marketplace by our direct sales credentials. On the other hand, as we continue to source new products and recruit quality sellers, the choices available to customers also should increase, generating momentum for our growth. We believe that this self-reinforcement, coupled with our reliable logistics network, has made it a top online destination for IT/CE products.

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

Direct sales is a significant driver of our business, generating approximately 70.3% of our GMV for the year ended December 31, 2022. The success of our direct sales business depends largely upon our ability to secure a broad selection of products from suppliers at competitive costs. Since the commencement of our operations, we have sought and cultivated deep, longstanding relationships with some of the biggest IT brands in the world and many of the largest, most important IT distributors. We continuously seek to build similar relationships with suppliers in new and emerging categories and geographies. Due to our strong supplier relationships and our purchasing volume, we are able to obtain favorable pricing, early allocation of new products, preferential allocation of products in shortage, and funding for product promotion and cooperative marketing. We also enjoy exclusive arrangements with certain suppliers where we are able to offer highly demanded products exclusively on our platforms. For more information about merchandise sourced for direct sales, see “— Merchandise Sourcing.”

Marketplace

Our Marketplace operations enable customers to discover and purchase products from qualified third-party sellers from over 40 countries and regions globally as of December 31, 2022. As of December 31, 2022, our Marketplace consisted of over 3,500 active sellers based in the United States, over 4,800 active sellers based in China, and over 1,100 active sellers coming from other countries. Our Marketplace sellers pay us commissions on their sales, with published commission rates varying from 8% to 14% according to product category. We also charge membership fees for the additional value-added services and tools that we provide to sellers based on their enrollment.

Our Marketplace operations consist of the Newegg Marketplace that launched in 2010, the Newegg B2B Marketplace, and the Newegg Canada Marketplace that launched in 2014. As of December 31, 2022, our Marketplace connected B2C and B2B customers to over 9,500 third-party sellers offering approximately 20.0 million SKUs. Our Marketplace offers a wide and increasing portfolio of categories, including emerging smart home automation, VR, lifestyle electronics, health and beauty technology products and houses online stores of some of the most well-known brands in the technology industry, such as Dyson and Lenovo.

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

 Merchandise Sourcing

As of December 31, 2022, we offered approximately 20.2 million SKUs across our platforms, consisting of over 124,400 direct sales SKUs sourced from at least 390 suppliers globally and approximately 20.0 million SKUs on our Marketplace from over 9,500 third-party sellers globally. As of December 31, 2022, approximately 63.7% of our direct sales inventory was purchased directly from manufacturers, 33.6% from distributors and 2.7% from other sources. As of December 31, 2022, the 10 largest suppliers, whom we have worked with for over a decade, accounted for 73% of the merchandise we purchased for direct sales.

The table below shows our major product categories offered through our platforms and their selected featured brands:

Category	Products	Selected Featured Brands
Computer System	Desktops, laptops, gaming laptops, peripherals and accessories	Asus, MSI, HP, Lenovo, Acer, Microsoft, Samsung, LG, Gigabyte, Westinghouse
Components	CPU/processors, Graphic Cards, Motherboards, storage devices and computer accessories	Intel, AMD, Asus, MSI, Corsair, Gigabyte, ASRock, EVGA, Western Digital, Seagate, Samsung, G.Skill
Electronics	Home Video, Home Audio, Headphones, Pro Audio/Video, Cellphones, Wearables, Digital Cameras	Samsung, LG, Denon, Yamaha, Polk Audio, Klipsch, Jabra, JBL, Sennheiser, Bose, Beyerdynamic
Office Solutions	Display & printing, office technology furniture, office supplies and mailing & inventory supplies	HP, Brother, Epson, Xerox, Lexmark, Zebra, Honeywell, ELO Touch, Sony, Sharp, Asus, Acer, Samsung, Eureka Ergonomic, COUGAR
Software & Services	Software, Digital Downloads, Warranty & Services, 3rd Party Gift Cards, and Entertainment Products	Microsoft, Adobe, Norton, LifeLock, Intuit, Allstate
Others	Xbox, PlayStation, Home Networking, Server & Components, Smart Home Products, Car Electronics, Motorcycles and ATV, Wheels and Tires, Home Improvement Tools, Home Appliances, Kitchen Utensils, Outdoor & Garden Furniture, Fitness, Sports and Health Supplies	Sony PlayStation, Microsoft Xbox, Google, Asus, TP-Link, Netgear, Alpine, Pioneer, Kenwood, Continental Tires, Goodyear Tires, Bosch, Dyson, Frigidaire, iRobot, Black & Decker, LG, Huffy, Razor, Garmin, Philips, GT Racing

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

We maintain extensive and longstanding relationships with many of the biggest technology product brands and distributors globally. We employ a team of merchandising professionals specifically trained to cultivate and manage relationships with large international IT brands, such as AMD, Asus, Intel, Lenovo, Microsoft, MSI, Nvidia, and Samsung. Our merchandising professionals review our product categories and brands on a regular basis to assess demand and trends so that we offer our customers access to the most current and desirable products.

Private Labels

In 2004, Newegg launched and offered our first private label brand, Rosewill, on Newegg.com. We leverage our data and insights from customers and activity on the platform to determine products and features to focus our investment. The private label assortment is primarily focused around categories where we believe that we can compete at higher than average margins while delivering cost effective, high quality options to our customers. We offer our private label products both across our platforms and on other e-commerce platforms, such as Walmart, Amazon, and eBay.

Our private labels currently include Rosewill, which is focused on offering computer components and accessories, gaming peripherals and home electronics, and ABS, offering high-end gaming PCs for consumers.

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

Marketing Services

In 2020 we began rolling out the first of our marketing services for Newegg Marketplace sellers. We offer flexible marketing packages consisting of advertising sales, event organization and other marketing campaigns to our brand partners. We help brands reach a potential audience by leveraging our online portals, marketing affiliates and promotional emails. We help our brand partners and Marketplace sellers design marketing activities with highly effective cost of sales. In addition, our Newegg Media team also provides social media and video content service offerings to market our brand partners to over five million social fans across various internet platforms, including Facebook, TikTok, Twitter, YouTube and Instagram through live stream shopping, video content, and engaging social posts by offering promotions, sweepstakes, and reviews in order to maximize our brand partners’ exposure.

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

B2C Platforms

●	Newegg.com. Launched in 2001 in the United States, Newegg.com is our first online platform and currently our flagship e-commerce platform. Newegg.com offers a typical range of IT/CE categories with the continuous addition of emerging categories across the internet of things (IoT), home automation, robotics, drones, sporting goods, and more. While Newegg.com operates predominantly as a B2C e-commerce platform, Newegg.com supports both direct sales, where we sell merchandise directly to customers, and the Marketplace model where third-party sellers offer their inventory to our customers. As of December 31, 2022, Newegg.com fulfilled orders originating from various countries, mostly in North America.

●	Newegg.ca. We launched Newegg.ca in 2008 to sell IT/CE products in Canada with a business model similar to that of Newegg.com. Newegg.ca is a leading e-commerce platform focusing on IT/CE products in Canada, with approximately 1.9 million registered accounts, and GMV of $159.3 million for the year ended December 31, 2022 and $244.3 million for the year ended December 31, 2021. Currently, nearly half of orders on Newegg.ca are fulfilled from our warehouses. We also deliver to our Canadian customers via Shipped by Newegg or other third-party shipping companies. Orders for merchandise offered by Canada-based Marketplace sellers are fulfilled locally by such sellers in Canada as well.

●	Newegg Global. We launched Newegg Global in 2017 as an expansion of our footprint in the global e-commerce market. Newegg Global currently fulfills orders originating from 21 countries or regions. Newegg Global had over 1.1 million registered customers outside North America as of December 31, 2022 and had a GMV of $31.3 million and $65.4 million for the year ended December 31, 2022 and 2021, respectively.

●	Mobile apps. Since the launch of our first mobile app in 2008, we have accumulated millions of downloads of our mobile apps. We currently have a mobile app for Apple devices and for Android devices, and we launch updated versions of our apps periodically. We have also developed live-streaming shopping features that enable our customers to engage in real time product discovery through media channels such as Newegg Live and TikTok. For more details, see “— Technology — Our IT Capability — Mobile site and apps.”

B2B Platforms

In 2009, we launched NeweggBusiness.com, a site that currently supports substantially all of our B2B operations. Over the years, we have built NeweggBusiness.com into a dedicated B2B e-commerce platform offering a full range of IT, office and industrial products and solutions with a wide customer base ranging from government agencies, healthcare institutions, and education institutions to other businesses of all sizes. NeweggBusiness.com supports both direct sales and a B2B Marketplace that connects our B2B customers with over 1,820 third-party sellers globally.

Other Platforms

In addition to the major Newegg platforms discussed above, we also operate Newegglogistics.com, a platform dedicated to providing reliable logistics and supply chain solutions through 3PL operations. For details of Newegg’s 3PL services, see “— Our Business Models — Supply Chain Third-party (3PL) Services.”

Logistics and Fulfillment

We have a reliable logistics network and infrastructure designed to prioritize timely and accurate shipment of large quantities of orders. This has allowed us to deliver over 21,994 parcels per day on average, with an average accuracy rate of over 99.9%, a 95.8% one-business day fulfillment rate in the United States and Canada if ordered prior to our 3:00 p.m. local time order cut-off and a 99.0% two-business day fulfillment rate in the United States and Canada, as of December 31, 2022.

We stock and ship the vast majority of our direct sales products. Fulfillment of orders from our Marketplace is executed by the sellers except for orders shipped through our Shipped by Newegg services, where the items will be shipped from one of our warehouses.

Our logistics and fulfillment infrastructure and capabilities include:

●	Warehouses. We believe the best approach in serving our customers is to maintain reasonable inventory levels and to ship directly from our own inventory. As of December 31, 2022, we operated nine strategically located fulfillment centers, including eight warehouses located in North America and one in China, covering more than 2 million square feet in total. We maintain regional warehouses in Southern California, New Jersey, Indiana, Georgia, and Ontario, Canada to fulfill customer orders in the United States and Canada. The geographical placement of our warehouses in North America enables us to reach approximately 96% of the North American population in two business days.

●	Cooperation with reliable logistics service providers. We capitalize on a robust transportation framework that connects international air and sea transport, domestic over-the-road carriers, and last-mile delivery to residential consumers such as United States Postal Service, Purolator, OnTrac and UPS. We have also engaged and are working with multiple logistics partners to offer a wide array of flexible delivery options.

●	Virtual fulfillment. We ship certain products to customers directly from vendors and distributors who meet our quality fulfillment standards without going through our warehouses, a practice which we refer to as virtual fulfillment. Virtual fulfillment is fully utilized to broaden our product assortment and avoid loss of sales when SKUs are out of stock. In the United States, virtual fulfillment accounted for approximately 7.6% of direct sales for the year ended December 31, 2022.

Our logistics and fulfillment focus on reliable, efficient, and flexible delivery.

●	Reliability. We have a reliable technology platform and order process for our fulfillment operation. Each order is verified at least twice before being shipped. Customers can track the shipping status of their purchases through links to our email and/or our websites and mobile applications. Our inventory management and tracking also have redundant capabilities to enable each facility, if necessary, to fulfill most of our direct orders. This redundancy could allow us to continually fulfill most orders, albeit less efficiently, as long as a single warehouse is operational.

●	Efficiency. We have a well-designed, fully customized, warehousing management software system that is adopted by all warehouses, featuring smart categorization of inventory assortment in various warehouse locations to maximize logistics efficiency. When we order product from a supplier, we track the receipt of the merchandise and can “material optimize,” or direct, the inventory to a specific warehouse to match customer demand in a geographical area; when a purchase order is received, we match the order to our inventory and distribute a specific order fulfillment assignment to one or more warehouses for processing. We use advanced, “pick-to-light” conveyer systems to allow our warehouse staff to fulfill orders quickly.

●	Flexibility. Our customers may choose various shipping methods, including basic ground delivery and expedited overnight shipping, and we have continuously optimized our available delivery options to upgrade the shopping experience of our customers. For example, in 2019, in collaboration with UPS, we introduced an option allowing customers to pick up the products they purchase at a nearby UPS location instead of having them delivered at their own addresses. This is a safe and convenient shipping option and reduces the waiting time customers would otherwise experience between the time an order is placed and when their products are received.

Customer Service and Support

We have built our brand on the principle of superior customer service. We provide high-quality customer service and support throughout our customers’ entire engagement with us, from purchase to returns.

●	Customer service. Our in-house customer service staff are trained to resolve customers’ inquiries as quickly as possible. We currently operate customer service centers in California and Texas, focusing on serving North American buyers. To enhance our service capabilities and maintain increased access, Newegg operates an Asia-based customer service center that is available seven days a week, via email and instant messaging. Our customer service representatives are available by phone, live-chat, chatbot or email. We have also been making investments in artificial intelligence and machine learning technologies, such as ChatGPT, to enhance our chatbot functionality and better serve our customers.

●	Marketplace monitoring. When customers purchase items from our Marketplace sellers, we make them confident that they receive the same level of customer service they expect from our direct sales. With that in mind, we closely monitor the performance of our Marketplace sellers to monitor compliance with Newegg Marketplace rules, have a reliable logistics network, provide customers with quality customer support, ship orders on time, and respond to customer queries in a timely fashion. We have adopted a zero-tolerance policy on counterfeit products and have rules in place to take down allegedly counterfeit or pirated products and disqualify sellers selling counterfeit or pirated products. For more information, see “Risk Factors — Risks Related to Newegg’s Business — Our reputation and business may be harmed if we or our Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items.”

●	Newegg Marketplace Guarantee service. We also offer a special customer service program, Newegg Marketplace Guarantee, for Marketplace orders. With Newegg Marketplace Guarantee, if a Marketplace seller fails to reimburse the customer for products that are damaged, defective, not received by customer, or materially different from what was displayed on our platform by that seller, the customer can submit a claim directly to us and may be eligible for reimbursement of the purchase price of any product they purchase from a Newegg Marketplace seller.

●	Return policy. Our standard “Hassle Free” return policy generally allows certain items that are directly sold and shipped by us to be returned within 30 days of the delivery date for a full refund or replacement. Restocking fees are waived for all items directly sold by Newegg, but may be charged on items sold by third-party sellers on our marketplace.

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

●

B2C payment options. We offer various mainstream online payment options to customers on our B2C platform, including credit cards, debit cards and prepaid gift cards. We offer customers the opportunity to pay for items purchased on our platforms with the Newegg Store Credit Card, a private-label credit card that Newegg launched in partnership with Synchrony Financial, a U.S. consumer financial services company. Newegg Store Credit Card has a revolving credit line and offers numerous attractive financing options, which we believe improves customer loyalty and purchase frequency and results in increased sales. We also allow customers to use Bitcoin, Bitcoin cash, and other cryptocurrencies to pay for purchases made on our platforms through our third-party payment service provider, BitPay, who converts and settles all transactions to U.S. dollars in real time. In Q4 2020, we started offering “Pay in 4” payment option that allows customers to pay in four interest-free installments within a six-week timeframe. This payment option is offered through Zip. In Q4 2021, we began offering Affirm to our customers to allow them to pay at their own pace for up to a period of 12 months.

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

Referral

We benefit significantly from word-of-mouth referrals and positive product reviews, and we believe our reputation as a one-stop–technology shop has led to strong word-of-mouth promotion, especially among the technology-savvy. We have efficient customer acquisition strategies, because the majority of our web traffic is free. Free traffic includes mobile apps, email & SMS, social media, and brand mentions, reviews and shares. Paid traffic includes affiliate marketing, sponsorships, influences, connected TV, and paid searches. In 2022, 81% of traffic was free, as compared to the paid traffic of 19%.

Online Marketing

We conduct the majority of our marketing efforts online through targeted marketing via affiliates, search engines, promotional emails, social media traffic, targeting and personalization, and online promotion campaigns.

●	Paid search engine marketing. Search engine marketing is an important driver of our traffic and customer acquisition. For the year ended December 31, 2022, our spending on paid search engine marketing represented approximately 65% of our total marketing spending and 11% of total traffic to Newegg’s websites, including desktop, mobile, and app traffic. We bid for specific keywords and products on search engine sites, such as Google, Yahoo! and Microsoft Bing, for optimum visibility in the displayed results. Our broad and evolving product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. We also use sophisticated software to strategically manage our keyword and SKU-level bids to maximize marketing performance at an efficient rate.

●	Affiliate marketing. We also engage in affiliate marketing programs where we offer affiliated websites commissions for sales resulting from directing customer traffic to our websites through embedded hyperlinks. Such affiliates are typically deal sites that advertise retailer deals to their audiences. Affiliate marketing is our second largest paid marketing channel and represents approximately 27% of our total marketing expense for the year ended December 31, 2022.

●	Targeting and personalization marketing. Targeting and personalization have proved to be highly effective in terms of conversion and customer acquisition. Our Customer Relationship Management Marketing Team runs various and highly diversified marketing programs through personalization and segmentation on multiple channels including website, email, social, paid search engine, and more. Based on customers’ onsite behavioral data and purchase history data, we are able to identify prospective customers (that is, visitors sharing similar shopping patterns with current Newegg customers) as well as existing customers and display our brand and product advertising ads to them when they are on social media or Google search or other affiliate sites.

●	Other online marketing channels. Other online marketing channels include click-through based advertising on publishers’ sites, targeted messages, email distribution, banner advertisements on high-traffic portals, social networking via major social media sites and our own branded portal, and onsite promotions and cross-selling opportunities on our websites.

Offline Marketing

We also devote marketing resources to various offline formats, including hosting or exhibiting at live events.

We are beginning to selectively participate in live events in the wake of the COVID-19 pandemic, with a focus on the health and safety of our employees and event attendees.

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

IT Infrastructure

We have built our technology platform by relying primarily on software and systems that we have developed in-house and, to a lesser extent, on third-party software. Our technology infrastructure is designed for scalability and reliability to support business growth. We utilize high-availability clusters comprising groups of servers to provide sufficient redundancy and maintain continued service in the event of single point server failure due to hostile attacks, systematic errors or other reasons. Our high-availability data system is designed so that back-up servers instantly connect to our network once master servers experience technical difficulties.

We currently have one company-owned data center in City of Industry, California and two co-location data centers at facilities in Los Angeles, California, and New Jersey to provide redundancy for our e-commerce data. We maintain approximately 1,062 servers stored in our data centers and approximately 262 network devices. Our IT infrastructure enables us to support over 160 million page views per day and provides the capability to process up to 1 million orders per day. Our platform obtained PCI Level 1 certification in 2010.

Our IT Capability

●	Websites. Our website incorporates proprietary technology internally developed on a primarily Microsoft.NET platform. It provides product descriptions, search and ordering functionalities, and product reviews.

●	Mobile site and apps. Customer activity on mobile devices is growing, and we are investing significantly in mobile technology to increase sales to customers using mobile devices. Our mobile app aims to create a convenient shopping experience for our customers by, for example, enabling users to save their profiles and payment information for future purchases, and to provide helpful tools to Marketplace sellers by, for example, offering a mobile dashboard allowing them to better manage their inventory and orders on the go.

●	Data and analytics. Data collected from our operations, including inventory data, behavioral and transactional data and pricing data, are housed in our data centers. We have deployed commercial business intelligence software to analyze this data and improve the shopping experience. We apply various AI capabilities and deep learning technologies across our platforms to enhance the shopping experience. Our sophisticated user behavior analysis system leverages our large customer database to create customized product recommendations, allowing us to efficiently acquire new customers and increase sales. Also, we have leveraged our AI capabilities to allow category extraction for different products based on the unstructured content and images, the results of which have been used to provide miscategorization correction and site search relevancy improvement.

●	Inventory management. Our supply chain management system includes price optimization, inventory balancing, and inventory forecasting and other subsystems. It enables effective sales forecasting and inventory management that increases the efficiency of our supply chain and helps us control costs. Our inventory availability is coordinated through our technology platform. We have added functionality to update our platforms on a real-time basis when items become out of stock in our fulfillment centers. This feature limits the number of orders placed for out-of-stock items, allowing us to better manage aging inventory and minimize customer dissatisfaction by eliminating backorder merchandise.

●	Transaction management. We have developed and deployed a scalable back office platform that allows us to monitor transactions and changes to financial data as well as provide our management with daily updates. We utilize both proprietary and third-party applications for accepting and validating purchase orders, placing and tracking orders with suppliers, managing inventory and assigning it to purchase orders, and ensuring proper shipment of products to customers.

●	Fulfillment management. We have software for our fulfillment operations that tracks customer orders from placement through packing and shipping. We have installed sophisticated, “pick-to-light” conveyor systems and associated software and are making investments in new warehouse robotics technology. We have also developed software modules that efficiently manage the sorting and picking process of our products. Our systems are integrated with those from our primary U.S. shipping partners to facilitate tracking of the orders after shipment.

●	Anti-fraud monitoring. Online fraud is a constant threat to the security and reliability of e-commerce retailers. We work with third-party vendors to monitor our network security devices and secure our online payment systems. We have developed proprietary tools in-house to monitor our online traffic for suspicious activities. Our websites have earned certifications from organizations and agencies like Tevora, based on our meeting of their information protection and fraud prevention standards.

Research & Development Team

Our global research and development team is focused on innovation through software development, algorithm design and development, and IT infrastructure design and maintenance. Our research and development personnel continually upgrade our platforms and test new features to improve our customer experience. Our research and development team also develops custom-built proprietary systems and engages third-party solutions to support our specific customer, vendor and Marketplace seller requirements, including handling heavy traffic on our platforms, and providing quick and efficient fulfillment services to meet customer expectations.

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

Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have registered the domain names Newegg.com, Newegg.ca and NeweggBusiness.com and their variations. Our “Newegg” trademark and logo have also been registered with the relevant authorities in the United States, Canada and China (as well as in other regions, such as the European Union and Brazil). Furthermore, we have also registered the trademarks and logos of our private labels, such as Rosewill and ABS.

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

Our principal market is in the United States, where we compete with retail stores and resellers, including superstores such as Best Buy, Costco and Walmart, hardware and software vendors that sell directly to end users, online retailers such as Amazon, and other marketers and resellers of IT/CE products.

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

C.	Organizational Structure

See Exhibit 8.1 for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

Our Facilities

As of December 31, 2022, we leased the following principal facilities:

Description of Use	Approximate Square Footage (in thousands)	Geographic Location	Lease Expirations
Corporate office facilities	150,884	North America	01/31/2025 through 11/30/2029
Corporate office facilities	23,732	China	03/26/2023 through 12/31/2023
Corporate office facilities	1,218	Taiwan	Through 04/30/2024
Fulfillment and warehouse operations	1,863,912	North America	05/31/2024 through 02/17/2032
Fulfillment and warehouse operations	43,737	China	Through 01/17/2024

As of December 31, 2022, Newegg owned the following principal facilities:

Description of Use	Approximate Square Footage (in thousands)	Geographic Location
Corporate office facilities	391,362	China
Corporate office facilities	2,707	Taiwan
Fulfillment and warehouse operations	109,473	China

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. The long-term effects of the COVID-19 pandemic amplify many of these risks. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” and elsewhere in this annual report. We have prepared our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”).

Overview

Newegg is a leading technology-focused e-commerce company in North America, and ranked No. 1 as of July 2022 as the global top electronics online marketplace according to Web Retailer’s report, as measured by 20.1 million average visits per month in 2022. Through Newegg.com, our flagship retail site, and other online platforms, we connect our global customer base to a wide and increasing assortment of tech products and a massive pool of brands, sellers, suppliers, manufacturers, distributors, and third-party service providers.

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

Newegg’s Business Model

GMV is the primary driver of our net sales, as we derive a significant majority of net sales from the GMV transacted on our online platforms, net of cancellations and returns. We define GMV as the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our NPS in rendering services for our 3PL, SBN, SLS, staffing and media ad services, as well as the sales made by our Asia subsidiaries. We generate GMV and net sales primarily from the following sources:

●	Direct sales, where we control inventories sourced from suppliers and directly sell goods to our customers on our platforms or certain other third-party platforms. Our direct sales revenues include net sales generated from sales of products directly by us to customers on our Newegg platforms (including wholesale where we sell inventories in bulk and mostly at a discount), sales through third-party websites of products we source from suppliers, and freight revenues from fees we charge for delivery of goods that we directly sell to customers.

●	Newegg Marketplace, where third-party sellers sell products through our Newegg Marketplace, and we recognize commission and service fees from such third-party sellers in our net sales. The published commission rates are based on a percentage of the GMV transacted, exclusive of the shipping fees charged, which commission rates range from 8% to 14%, depending on the product category. We refer to the net sales generated from Newegg Marketplace as Marketplace revenues.

●	Newegg Partner Services (“NPS”), where we generate net sales primarily by charging service fees for a range of e-commerce services and solutions rendered to our vendor partners, Marketplace sellers and various types of customers and businesses, including 3PL and other fulfillment and logistics services, advertising services, and online marketing services. We refer to such net sales as services revenues.

Factors Affecting Newegg’s Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Newegg’s ability to grow our customer base and increase their engagement level

We monitor the following key operating metrics to evaluate our user traffic and the engagement of our customer base.

	For the Year Ended December 31,
Key Operating Metrics:	2022	2021	2020
Number of active customers(1)	2.7 million	3.5 million	4.7 million
Repeat purchase rate(2)	31.3%	31.9%	32.5%
Average order value(3)	$411	$442	$301

Note:

1.	Active customers as of a given date are calculated by unique customer ID with at least one transaction purchased on our platforms during the relevant 12-month measurement period.

2.	Measured by the percentage of customers who made at least two purchases on Newegg platforms during the relevant 12-month measurement period.
3.	Calculated by dividing sales volume by number of transactions during the relevant 12-month measurement period.

We use the above operating metrics to measure our overall customer engagement with our platforms. Our operating metrics vary from time to time due to factors including economic trends, new product releases, the level of competition we face, and the purchase patterns of our customers. The number of active customers, repeat purchase rates, and average order value are indicators of the size and engagement of our customer base.

Newegg’s product mix

We offer a wide range of technology products from a broad mix of brands and sellers. As of December 31, 2022, we offered approximately 20.2 million SKUs across over 1,605 categories. Products are offered on our online platforms across a range of types, brands, and price points. We believe that customers are attracted to our online platforms primarily by the breadth and depth of our product offerings, a critical component of our ability to increase sales and drive long-term profitability. In addition to core technology products, in recent years we have also complemented our product assortment in areas such as apparel and accessories, home furnishings, home automation, personal goods and certain other products of IT — adjacent categories.

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

Success of Newegg Marketplace

A key component of our long-term strategy is the success of our Newegg Marketplace, which we believe is an important driver of future profitable growth.

For the years ended December 31, 2022, 2021, and 2020, our Newegg Marketplace generated GMV of $552.2 million, $742.4 million, and $663.7 million, respectively, and accounted for approximately 25.1%, 24.5% and 24.2%, respectively, of our total GMV. During the same periods, our Newegg Marketplace generated net sales of $47.0 million, $63.5 million, and $57.6 million, respectively, and accounted for 2.7%, 2.7%, and 2.7%, respectively, of our total net sales. There are a few factors that led to the decrease in GMV and net sales in our Marketplace business for the year ended December 31, 2022 versus prior years: (i) a reduction in the number of Marketplace sellers and SKUs due to fraud and counterfeit prevention initiatives; and (ii) category consolidation initiatives designed to streamline our Marketplace catalogue.

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

Newegg’s ability to source products from key suppliers on favorable terms

As of December 31, 2022, we offered over 124,000 direct sales SKUs sourced from at least 395 suppliers globally. We maintain extensive, long-standing and mutually beneficial relationships with many of the biggest tech product brands and distributors globally. However, our contracts or arrangements with such suppliers generally do not guarantee the availability of merchandise or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms.

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

The following table sets forth the components of our net sales in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Year Ended December 31,
	2022		2021		2020
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
Direct sales revenues	$1,607.0	93.4	$2,243.4	94.4	$1,974.9	93.4
Marketplace revenues	47.0	2.7	63.5	2.7	57.6	2.7
Services revenues	66.3	3.9	69.3	2.9	82.4	3.9
Total	$1,720.3	100.0	$2,376.2	100.0	$2,114.9	100.0

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

	For the Year Ended December 31,
	2022		2021		2020
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%	Amount	%
Purchase price of goods sold by us directly	$1,405.0	93.4	$1,916.3	93.5	$1,678.3	91.2
Costs related to Marketplace & service revenues	49.4	3.3	59.6	2.9	69.9	3.8
Inbound and outbound freight costs	49.2	3.3	64.5	3.1	84.8	4.6
Inventory write-downs	6.0	0.4	8.2	0.4	4.7	0.3
Addition to (release of) inventory reserves	(6.0)	(0.4)	1.6	0.1	3.5	0.1
Total	$1,503.6	100.0	$2,050.2	100.0	$1,841.2	100.0

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

The following table sets forth the components of our SG&A expenses, in absolute amounts and as percentages of net sales, for the periods indicated.

	For the Year Ended December 31,
	2022		2021		2020
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount		Amount	%
Salary and other compensation costs	$134.5	50.5	$126.6	43.3	$107.1	42.8
Merchant processing fees	42.7	16.0	59.3	20.3	51.5	20.6
Advertising and marketing	14.7	5.5	32.8	11.2	29.0	11.6
Depreciation and amortization	11.0	4.1	11.1	3.8	9.1	3.6
Others	63.3	23.9	62.7	21.4	53.5	21.4
Total	$266.2	100.0	$292.5	100.0	$250.2	100.0

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our net sales for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2022		2021		2020
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net Sales	$1,720.3	100.0	$2,376.2	100.0	$2,114.9	100.0
Cost of sales	1,503.6	87.4	2,050.2	86.3	1,841.2	87.1
Gross profit	216.7	12.6	326.0	13.7	273.7	12.9
Selling, general and administrative expenses(1)	266.2	15.5	292.5	12.3	250.2	11.8
Income (loss) from operations	(49.5)	(2.9)	33.5	1.4	23.5	1.1
Interest income	1.2	0.1	1.1	0.0	1.1	0.1
Interest expense	(0.7)	(0.0)	(0.6)	(0.0)	(0.7)	(0.0)
Other income, net	5.2	0.2	1.8	0.1	5.2	0.2
Impairment of equity method investment	(2.3)	(0.1)	—	—	—	—
Income (loss) from equity method investment	—	—	(7.4)	(0.3)	3.2	0.2
Gain from sale of investment	1.7	0.1	—	—	—	—
Gain from disposal of subsidiary	—	—	2.0	0.1	—	—
Change in fair value of warrants liabilities	1.1	0.1	0.1	0.0	—	—
Income (loss) before provision for income taxes	(43.3)	(2.5)	30.5	1.3	32.3	1.5
Provision for (benefit from) income taxes	14.1	0.8	(5.8)	(0.2)	1.9	0.1
Net income (loss)	$(57.4)	(3.3)	$36.3	1.5	$30.4	1.4

Net earnings (loss) per share, basic	$(0.15)		$0.10		$0.08
Net earnings (loss) per share, diluted	$(0.15)		$0.08		$0.08
Weighted average number of common stock outstanding used in computing per share amounts, basic	373.1	—	366.7	—	363.3	—
Weighted average number of common stock outstanding used in computing per share amounts, diluted	373.1	—	432.2	—	385.0	—

Note:

(1)	Includes share-based compensation expenses of $33.9 million, $6.3 million, and $1.6 million, respectively, in years ended December 31, 2022, 2021, and 2020.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net sales

Net sales decreased by 27.6% for the year ended December 31, 2022 compared to the comparable prior year period from $2,376.2 million in 2021 to $1,720.3 million in 2022, which was mainly due to the decrease in GMV from our direct sales and marketplace businesses from $2,195.9 million and $742.4 million for the year ended December 31, 2021, respectively, to $1,544.8 million and $552.2 million for the year ended December 31, 2022, respectively.

The decrease in GMV was primarily due to a downward trend in consumer spending in technology products in light of economic uncertainty and recession fears as consumers reduced their discretionary spending. In addition, recent consumer purchases of technology products during the pandemic, along with longer expected product lifespans, have extended the upgrade cycle. As a result, the customer demand for technology products has significantly decreased compared to the prior year period.

Cost of sales & gross profit

For the year ended December 31, 2022, our cost of sales decreased by 26.7% compared to the comparable prior year period from $2,050.2 million in 2021 to $1,503.6 million in 2022, generally reflective of the decrease in our net sales. During the same period, our gross profit decreased by 33.5% from $326.0 million for the year ended December 31, 2021 to $216.7 million for the year ended December 31, 2022.

Our profit margin decreased to 12.6% for the year ended December 31, 2022 from 13.7% for the year ended December 31, 2021, primarily due to the significant decline in consumer demand caused by reduction in consumer discretionary spending for certain products such as video graphic cards, hard disk and solid-state drives which led to excess inventory in 2022. We implemented aggressive promotions in 2022 to move inventory which caused a significant drop in margin.

Selling, general and administrative expenses (“SG&A”)

For the year ended December 31, 2022, SG&A expenses decreased to $266.2 million from $292.5 million for the year ended December 31, 2021, which mainly resulted from (i) a decrease in merchant payment fee by $16.6 million which is variable to sales and (ii) a decrease in marketing expense by $18.1 million, partially offset by an increase in salary and other compensation cost of $7.8 million mainly due to an increase in stock-based compensation by $27.6 million and a decrease in personnel expense by $19.8 million.

Interest income and expense

Interest income is earned on (i) our loans to affiliates; and (ii) cash invested in money market accounts or certificates of deposit. See “Related Party Transactions” for more information about our loans to affiliates. Interest expense represents the interest we are charged on our borrowings, including term loan, line of credit and capital leases.

Interest income remained consistent at $1.2 million and $1.1 million for the year ended December 31, 2022 and 2021, respectively.

Interest expense remained consistent at $0.7 million and $0.6 million for the year ended December 31, 2022 and 2021, respectively.

Other income, net

For the year ended December 31, 2022 and 2021, we recorded other income, net of $5.2 million and $1.8 million, respectively. For the year ended December 31, 2022, other income, net, primarily consisted of sales tax rebate from Texas of $1.2 million, property rental income of $1.4 million, sales tax discount income of $0.4 million, foreign exchange gain of $0.9 million and other miscellaneous income of $1.3 million. For the year ended December 31, 2021, other income, net, primarily consisted of sales tax rebate from Texas of $1.3 million, insurance proceeds of approximately $1.0 million related to the inventory loss in the U.S., property rental income of $1.6 million, sales tax discount income of $0.4 million, and other miscellaneous income of $0.8 million, which was partially offset by foreign exchange loss of $3.3 million.

Impairment of equity method investment

For the year ended December 31, 2022, we impaired our equity method investment of $2.3 million on our investment in Mountain Capital Fund L.P. (“Mountain Capital”). See Note 6 to the consolidated financial statements for further information.

Gain from sale of investment

For the year ended December 31, 2022, we sold 25% of our investment in Bitmain Technologies Holding Company for $5.4 million and recorded a gain on sale of investment of $1.7 million. See Note 6 to the consolidated financial statements for further information.

Change in fair value of warrants liabilities

Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period. For the year ended December 31, 2022 and 2021, we recorded gain on the change in fair value of warrant liabilities of $1.1 million and $0.1 million, respectively.

Provision for/(benefit from) income taxes

Our provision for income taxes was $14.1 million for the year ended December 31, 2022 compared to a benefit of $5.8 million for the year ended December 31, 2021. The increase in our provision for income taxes was mainly due to the recording of the valuation allowance of $17.5 million.

Net income/(loss)

For the year ended December 31, 2022, we recorded a net loss of $57.4 million in 2022, as compared to a net income of $36.3 million for the same period in 2021. The decrease in net income is primarily driven by a decline in our net sales and gross margin.

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

Other income, net

For the year ended December 31, 2021 and 2020, we recorded other income, net of $1.8 million and $5.2 million, respectively. For the year ended December 31, 2021, other income, net, primarily consisted of sales tax rebate from Texas of $1.3 million, insurance proceeds of approximately $1.0 million related to the inventory loss in the United States, property rental income of $1.6 million, sales tax discount income of $0.4 million, and other miscellaneous income of $0.8 million, which was partially offset by foreign exchange loss of $3.3 million. For the year ended December 31, 2020, other income, net, primarily consisted of partnership incentives of $1.5 million, sales tax rebates and discounts of $1.4 million, and insurance proceeds of $0.8 million.

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

Provision for/(benefit from) income taxes

Our benefit from income taxes was $5.8 million for the year ended December 31, 2021 compared to a provision of $1.9 million for the year ended December 31, 2020. The decrease in our provision for income taxes was mainly due to the net change of the valuation allowance of $13.9 million, partially offset by $3.2 million provision for income tax for Canada.

Net income

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

GMV

GMV is the total dollar value of products sold on our websites and third-party marketplace platforms (including Nutrend, an online retailer specialized in automotive, motorcycle, ATV, and RV products, and Rosewill sales), directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our NPS in rendering services such as 3PL, SBN, SLS, staffing and media ad services, as well as the sales made by our Asia subsidiaries. It helps us assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, it can provide more information in evaluating our current performance and in assessing our future performance. See “— Newegg’s Business Model.”

GMV, in previous filings, was defined as the total dollar value of products sold on our websites, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes and cancellations.  We redefined GMV, as of the date of the filing of our Annual Report on Form 20-F for the year ended December 31, 2021, to include Nutrend and Rosewill sales through third-party marketplace platforms, service and other revenues through NPS, such as 3PL, SBN, SLS, staffing, and media ad services, as well as sales made by our Asia subsidiaries.  The change was warranted to ensure that we report GMV to include all revenues of the company across all our revenue streams that will allow the readers to better understand our overall performance.  The change in the GMV definition resulted in an increase in GMV for 2020 of $110.7 million.

	For the Year Ended December 31,
	2022	2021	2020
	(in millions)
Net Sales	$1,720.3	$2,376.2	$2,114.9
Adjustments:
GMV – Marketplace	552.2	742.4	663.7
Marketplace Commission	(49.6)	(67.0)	(58.5)
Deferred Revenue	(9.3)	(8.3)	16.4
Other	(17.5)	(14.9)	8.7
GMV	$2,196.1	$3,028.4	$2,745.2

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

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
	(in millions)
Net income (loss)	$(57.4)	$36.3	$30.4
Adjustments:
Stock-based compensation expenses	33.9	6.3	1.6
Interest income, net	(0.5)	(0.5)	(0.4)
Income tax (benefit) provision	14.1	(5.8)	1.9
Depreciation and amortization	11.0	10.8	9.1
Impairment of equity method investment	2.3	—	—
Loss (income) from equity method investment	—	7.4	(3.2)
Gain from sale of investment	(1.7)	—	—
Gain from disposal of subsidiary	—	(2.0)	—
Gain from change in fair value of warrants liabilities	(1.1)	(0.1)	—
Adjusted EBITDA	$0.6	$52.4	$39.4

B.	Liquidity and Capital Resources

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

Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or fewer. Amounts receivable from payment processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to us from payment processors that are classified as cash and cash equivalents totaled $13.0 million and $14.3 million at December 31, 2022 and December 31, 2021, respectively. We anticipate that our existing cash and funds generated from operations will be sufficient to meet our working capital needs and expected capital expenditures for at least 12 months from the date of the filing of this annual report. Our cash and cash equivalents are primarily denominated in U.S. dollars.

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

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, borrowings from our existing credit facilities, funds raised from financing activities, and returns from investing activities. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may not be available on acceptable terms, on a timely basis, or at all, and our failure to raise adequate capital when needed could negatively impact our growth plans and our financial condition and results of operations. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Historical Cash Flows

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2022, 2021, and 2020.

	For the Year Ended December 31,
	2022	2021	2020
Summary Consolidated Cash Flow Data:	(in millions)
Net cash provided by (used in) operating activities	$20.5	$(53.3)	$84.5
Net cash used in investing activities	(3.8)	(13.8)	(5.2)
Net cash provided by (used in) financing activities	1.5	12.7	(1.7)
Foreign currency effect on cash, cash equivalents and restricted cash	1.0	1.0	(0.4)
Net increase (decrease) in cash and cash equivalents	19.2	(53.4)	77.2
Cash, cash equivalents and restricted cash at beginning of the year	104.3	157.7	80.5
Cash, cash equivalents and restricted cash at end of the year	$123.5	$104.3	$157.7

Operating activities

Net cash provided by operating activities was $20.5 million in 2022. Net loss was $57.4 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $11.0 million of depreciation and amortization that was associated with property and equipment; (ii) $9.5 million of provision for obsolete and excess inventory; (iii) $33.9 million of stock-based compensation; (iv) $2.3 million loss from impairment of equity method investment; (v) $12.5 million from deferred income taxes and partially offset by (a) $1.7 million gain from sale of investment and (b) $1.1 million change in fair value of warrant liabilities. The changes in operating assets and liabilities represented $10.2 million cash provided by (i) a decrease in inventory of $78.8 million; (ii) a decrease in prepaid expenses of $0.9 million; (iii) a decrease in other assets of $10.0 million, partially offset by (a) an increase in accounts receivable of $22.0 million, (b) a decrease in accounts payable of $14.1 million; (c) a decrease in accrued liabilities and other liabilities of $34.4 million; and (d) a decrease in deferred revenue of $8.9 million.

Net cash used in operating activities was $53.3 million in 2021. Net income was $36.3 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $10.8 million of depreciation and amortization that was associated with property and equipment; (ii) $8.3 million of provision for obsolete and excess inventory; (iii) $6.3 million of stock-based compensation; (iv) $7.4 million equity loss from equity method investments; and partially offset by $12.7 million from deferred income taxes. The changes in operating assets and liabilities represented $109.1 million cash used in (i) an increase in inventory of $70.8 million; (ii) an increase in other assets of $50.9 million; (iii) a decrease in accounts payable of $20.1 million; (iv) a decrease in deferred revenue of $7.4 million; and (v) an increase in prepaid expenses of $2.2 million, partially offset by (a) an increase in accrued liabilities and other liabilities of $41.5 million; and (b) a decrease in accounts receivable of $0.8 million.

Net cash provided by operating activities was $84.5 million in 2020. Net income was $30.4 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $9.1 million of depreciation and amortization that was associated with property and equipment; (ii) $7.3 million of bad debt expense, and (iii) $4.2 million of provision for obsolete and excess inventory. The changes in operating assets and liabilities represented a $34.4 million increase in cash provided by (i) an increase in accounts payable of $76.3 million; (ii) an increase in accrued liabilities and other liabilities of $44.6 million; and (iii) an increase in deferred revenue of $21.8 million, partially offset by (a) an increase in inventory of $76.2 million; (b) an increase in accounts receivable of $14.1 million; (c) an increase in other assets of $10.5 million; and (d) an increase in prepaid expenses of $7.5 million.

Investing activities

Net cash used in investing activities was $3.8 million for the year ended December 31, 2022, which was primarily attributable to the payments made to acquire property and equipment of $9.2 million and partially offset by the proceeds received from sale of investment of $5.4 million.

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

Financing activities

Net cash provided by financing activities was $1.5 million for the year ended December 31, 2022, which was mainly due to (i) borrowings under line of credit of $46.2 million; and (ii) proceeds from exercise of stock options of $2.9 million, partially offset by (a) the repayment of line of credit of $45.7 million; and (b) payments for employee taxes related to stock compensation of $1.5 million.

Net cash provided by financing activities was $12.7 million for the year ended December 31, 2021, which was mainly due to (i) cash received from common control asset transaction of $11.4 million; and (ii) borrowings under line of credit of $0.8 million.

Net cash used in financing activities was $1.7 million for the year ended December 31, 2020, due to the repayment of our line of credit.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and leasehold improvements. Our capital expenditures were $9.2 million, $13.8 million, and $6.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Credit Agreements

We entered into a credit agreement in August 2021 with several financing institutions that provided a revolving credit facility of up to $100 million with a maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In April 2023, we amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR. In general, advances from this line of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily Term SOFR Rate plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. As of December 31, 2022 and December 31, 2021, there was no balance outstanding under this line of credit.

The line of credit is secured by certain of our U.S. subsidiaries and is collateralized by certain of our assets. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, we will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The credit facility contains customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments and enter into certain related-party transactions. The credit facility also requires us to maintain certain minimum financial ratios and maintain operation banking relationship with the financial institutions. As of December 31, 2022 and December 31, 2021, we were in compliance with all covenants related to the line of credit.

C.	Research and Development, Patents and Licenses, etc.

See Item 4.B under the subheadings, “Technology” and “Intellectual Property.”

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

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. In many instances, we could have reasonably used different accounting estimates. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our historical consolidated financial condition and results of operations:

Incentives Earned from Vendors

We participate in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including for certain cooperative advertising, and price protection agreements. Vendor incentives may include estimates and are calculated based on the terms of vendor incentive agreements which may include non-standard contract terms. Vendor incentives are recognized in the consolidated statements of operations as an offset to marketing and promotional expenses to the extent that they represent reimbursement of advertising costs incurred by us on behalf of the vendors that are specific, incremental, and identifiable. Reimbursements that are in excess of such costs and all other vendor incentive programs are accounted for as a reduction of cost of sales, or if the related product inventory is still on hand at the reporting date, inventory is reduced in the consolidated balance sheets.

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

The Company considers a number of factors in assessing the realizability of a deferred tax asset associated with net operating losses and tax credit carryforwards, including the reversal of temporary differences and future taxable income. The Company also considers the uncertainty posed by the current economic environment and the effect of this uncertainty on the various factors that the Company takes into account in evaluating the need for valuation allowance.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name*	Age	Position(s)
Zhitao He	41	Chairman and Director
Fred Faching Chang	66	Vice Chairman and Director
Yingmei Yang	52	Director
Fuya Zheng	56	Independent Director
Gregory Moore	73	Independent Director
Poi (Paul) Wu	52	Independent Director
Anthony Chow	57	Chief Executive Officer and Director
Robert Chang	55	Chief Financial Officer
Jamie Spannos	45	Chief Operating Officer
Montaque Hou	42	Chief Information Security Officer
Michael Chen	38	Chief Legal Officer
Christina Ching	55	Chief Accounting Officer

*	Except as otherwise indicated below, the business address of our directors and executive officers is 17560 Rowland Street, City of Industry, CA, United States 91748.

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

Mr. Gregory Moore. Mr. Moore has been a member of our board of directors since May 2021, and has been a member of Newegg Inc.’s board of directors since July 2011. Mr. Moore previously served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. Yum! Brands is the worldwide parent company of Taco Bell, KFC and Pizza Hut. Prior to becoming Yum! Brands’ Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo he was an Audit Manager at Arthur Young & Company in its New York, New York and Stamford, Connecticut offices. Mr. Moore also serves as Chairman of the Board of Texas Roadhouse Inc. (Nasdaq: TXRH). Mr. Moore holds a Bachelor’s degree in Business Administration from University of Texas at Austin, and a Master of Business Administration from St. Johns University.

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

Mr. Jamie Spannos. Mr. Spannos is the Global Chief Operating Officer of Newegg. In this role, he is responsible for the strategic direction and development of Newegg’s operations as well as executing the Company’s long term goals. Mr. Spannos also oversees Newegg Media Services, a separate Newegg business unit that provides brand marketing services to other e-commerce companies. Prior to joining Newegg Inc. in 2018, Mr. Spannos was Senior Vice President of North America Fulfillment and Logistics at FTD.com from 2017 to 2018, where he oversaw all FTD.com and sub-brand operations across all drop-ship and internal distribution centers. Before his time at FTD.com, Mr. Spannos spent five years heading up distribution for Kraft Heinz Company, managing the company’s robust network of 3PL and Kraft Heinz employees across all distribution locations. In that role, he also played an instrumental part in providing strategic and executional direction in optimizing the company’s warehousing infrastructure, in turn unifying several distribution partnership models related to a multitude of company mergers and divestitures. His experience of more than 20 years across a broad range of business functions uniquely qualifies Mr. Spannos to continue to expand Newegg’s operational excellence, positively impacting Newegg’s customers and the many businesses that rely on Newegg’s Media Services.

Mr. Montaque Hou. Mr. Hou has served as Newegg’s Chief Information Security Officer since December 2022.  In this role, Mr. Hou has broad oversight over identifying and mitigating cyber threats, developing security policies and procedures, and ensuring compliance with industry regulations and standards.  He also works closely with other executives and departments to ensure that security is integrated into all aspects of the organization’s operations.  From January 2016 to November 2022, he served as our Chief Technology Officer and was Chief Technology Officer of Newegg Inc. from January 2016 to May 2021. In his prior role as Chief Technology Officer, he was responsible for all technical aspects of the Newegg shopping experience, including the website, mobile app and other touchpoints including SMS and email interaction. Mr. Hou’s global technology team designs, develops and deploys the technology that underpins site design, customer service, Newegg’s Marketplace, resource planning, logistics and inventory management. The technical development under Mr. Hou’s direction infuses data science, machine learning and artificial intelligence to enhance the shopping experience with search personalization and product recommendations, as well as safeguards that deter fraudulent activity and eliminate counterfeit product listings on Newegg’s Marketplace. Prior to Mr. Hou’s tenure as CTO, he held various technical positions at Newegg, including Solutions Architect, Director of Technology Strategy and Chief Architecture Engineer. Mr. Hou holds a Master of Science in analytical chemistry from Tongji University in Shanghai.

Mr. Michael Chen. Mr. Chen has served as Newegg’s Chief Legal Officer since October 2022. His responsibilities extend across all aspects of Newegg’s legal and corporate affairs, including securities, corporate governance, commercial transactions, employment, litigation, intellectual property and data privacy. In addition, Mr. Chen also maintains responsibility for Newegg’s risk management program. Mr. Chen has over a decade of legal experience advising public and private companies on a wide variety of corporate matters. Prior to joining Newegg, Mr. Chen served as in-house counsel at Emerald Holding, Inc. (NYSE: EEX), an NYSE-listed company in the trade show and live event industry, from May 2017 to October 2022. Before joining Emerald Holding, Inc., he served as an attorney at top international law firms in New York and Hong Kong, where he specialized in securities and capital markets transactions. Mr. Chen holds a Juris Doctor degree from Northwestern University Pritzker School of Law and a Bachelor’s degree in International Political Economy from the University of California, Berkeley.

Ms. Christina S. Ching has served as Newegg’s Chief Accounting Officer since September 2022. From 2013 to 2022, Ms. Ching served as the Chief Financial Officer for North American and Asia regions for Kriss USA Inc. a leading Swiss Defense Manufacture company. From 2004 to 2013, Ms. Ching served as Newegg Senior Director of Accounting overseeing accounting department. From 2001 to 2004, she served as the Accounting Manager at GVison USA Inc., a US division for Taiwan manufacturing company specialized in liquid-crystal display (LCD) display supplied to Best Buy & CompUSA. She holds a Bachelor’s degree of Science in Accounting from University of Phoenix, Arizona.

B. Compensation

2022 Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate cash compensation accrued for directors, as a group, was approximately $0.9 million, of which about $0.1 million is related to the proceeds from the exercise of stock options. Employee directors did not receive any compensation for their services as directors. Non-employee directors were entitled to receive payment for serving as directors and may receive option grants or restricted stock units.

For the year ended December 31, 2022, the aggregate cash compensation accrued for our executive officers, as a group, was approximately $4.3 million, of which approximately $1.7 million was related to 2022 bonus payments that were paid out in February 2023. In addition, the executive officers exercised stock options for the year ended December 31, 2022 that resulted in aggregate proceeds of $3.3 million. We did not separately set aside any amounts for pensions, retirement, or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

For the year ended December 31, 2022, the aggregate cash compensation accrued for our CEO was approximately $2.3 million, of which $1.2 million was for a 2022 bonus that was paid in February 2023. In addition, during the year, Mr. Chow exercised stock options with total proceeds of $1.9 million.

Discretionary Bonus and Profit Sharing Program

Newegg’s CEO and other executive officers are eligible to participate in the Company’s annual Discretionary Bonus Program and Profit Sharing Program. Under the Discretionary Bonus Program, executives are eligible to receive an annual cash bonus payment based upon corporate and individual performance, as determined in the discretion of the Compensation Committee, with target bonus amounts ranging from 5% of base salary to 30% of base salary for plan year 2022. Under the annual Profit Sharing Program, the CEO and other executive officers are entitled to an annual cash bonus, as determined in the discretion of the Compensation Committee, based upon the Company’s GMV and adjusted EBITDA for the year, with the bonus payout weighted 70% based on GMV performance and 30% based upon adjusted EBITDA performance for program year 2022. Bonus awards under the Profit Sharing Program start at 30% of base salary (60% for the CEO) based upon meeting the threshold level of performance and are subject to increase based upon performance above threshold. Payments under both the Discretionary Bonus Program and the Profit Sharing Program are contingent upon the executive remaining employed with the Company through the date bonuses are paid.

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

2021 Equity Incentive Plan

In November 2021, the Newegg 2021 Equity Incentive Plan was approved, with 7,374,900 common shares reserved for issuance thereunder. In November 2021, all shares reserved under the 2021 Equity Incentive Plan were granted to our executive officers and key employees in the form of restricted stock unit awards. These grants vest over four years, with 25% vesting on the one-year anniversary of grant, and the remainder vesting monthly over the following three years, such that they will be fully vested after four years. One half of the grants, or 3,687,450 RSUs, were granted to the Chief Executive Officer, Anthony Chow. Our other executive officers received a combined total of 680,000 RSUs. The remaining 3,007,450 RSUs were granted or reserved for 252 other key employees or expected new hires.

In July 2022, the Board of Directors approved an amendment of the 2021 Plan to increase the maximum share pool from 7,374,900 to 16,374,900 shares. In August 2022, 5,560,780 performance-based vesting restricted stock units (“PRSUs”) were granted to the Chief Executive Officer, Anthony Chow, vesting over four performance periods. The vesting of each PRSU is based on financial performance tied to Budgeted GMV as defined in the grant agreement. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

In addition, a combined total of 225,000 RSUs were granted to two executive officers who joined the Company in September and October of 2022.

Agreements with Executive Officers

Pursuant to our standard employment agreements with each of our executive officers (excluding our Chief Executive Officer), the employment with each of such executive officers is for a single three-year term, renewable thereafter in one-year increments. The employment is “at will” and can be terminated by us or each such executive officer at any time and for any reason, with or without notice, with or without cause. If the executive is terminated by us without cause or by the executive for good reason, then the executive is entitled to receive severance of 12 months’ base salary and a prorated bonus. If such termination is also made in conjunction with a change of control, then the severance amount will increase to 24 months’ base salary and 200% of the executive’s target bonus. The agreements also contain customary confidentiality, non-solicit and invention assignment provisions.

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

Our Amended and Restated Memorandum and Articles of Association, subject to compliance with applicable laws and Nasdaq Listing Rules, provides that Digital Grid and Mr. Fred Chang, acting as the “Minority Representative,” shall be entitled to designate nominees to our Board in a number that is proportionate to the voting power of Digital Grid and its affiliates, and our Legacy Shareholders, respectively.

Digital Grid has nominated Mr. Zhitao He, Ms. Yingmei Yang, Mr. Poi (Paul) Wu, and Fuya (Frank) Zheng to serve as directors. Mr. Fred Chang has nominated Mr. Fred Chang, Mr. Gregory Moore and Mr. Anthony Chow to serve as directors.

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

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals, to the fullest extent permitted by law, for certain liabilities to which they may become subject as a result of their affiliation with us.

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

Further, the shares of our common stock owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2023 was RMB150 million in RMB-denominated loans plus USD$66.5 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loans are in default in a final, non-appealable judgment. On December 19, 2022, Digital Grid, BOC, Newegg, and Hangzhou Lianluo entered into a supplemental agreement (the “Supplemental Agreement”) to agree upon procedures to temporarily remove BOC’s lien on Digital Grid’s Newegg Common Shares to enable their sale and use of proceeds to repay BOC. Such sales of our common stock could cause the market price of our common stock to drop significantly.

In addition, on April 11, 2023, Hangzhou Lianluo announced that the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2023 was approximately RMB448 million . Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans.

As of the date hereof, to the best of our knowledge, no Common Shares have been sold by Hangzhou Lianluo in connection with the repayment of the BOC or ICBC loans.

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

Audit Committee

Our audit committee currently consists of Mr. Gregory Moore, Mr. Poi (Paul) Wu, and Mr. Fuya (Frank) Zheng. Mr. Moore is the chairman of our audit committee. We have determined that Mr. Moore, Mr. Wu, and Mr. Zheng satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. Moore qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures for proper compliance.

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

D. Employees

As of December 31, 2022 and 2021, we employed a total of 1,355 and 2,205 full-time employees, respectively. The reduction in our employee count was primarily due to workforce optimization measures made in response to changing macroeconomic conditions and shifting consumer demand for our products. The following table gives a breakdown of our full-time employees as of December 31, 2022 by region.

Location	Count
China	525
Taiwan	92
U.S.	714
Canada	24
Total	1,355

During the holiday season, we have historically added temporary workers to augment our full-time work force. We believe we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see Item 7 under the heading “Principal Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares as of March 31, 2023 for:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each shareholder or group of shareholders known to us to own beneficially more than 5% of our common shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants, restricted stock units, or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2023 are deemed outstanding.

The ownership information shown in the column titled “Percentage of Common Shares Beneficially Owned” in the table below is based on 377,758,760 common shares outstanding as of March 31, 2023.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% or Greater Shareholders
Zhitao He(1)	230,488,957	57.2%
Fred Chang(2)	134,897,509	33.5%

Executive Officers and Directors
Anthony Chow(3)	7,087,426	1.8%
Robert Chang(3)	1,601,973	*
Jamie Spannos(3)	2,673,318	*
Montaque Hou(3)	1,654,024	*
Michael Chen	—	*
Christina Ching	—	*
Fred Chang(2)	134,897,509	33.5%
Fuya Zheng	—	*
Gregory Moore	—	*
Zhitao He(1)	230,488,957	57.2%
Yingmei Yang(4)	613,952	*
Poi (Paul) Wu	—	*
All Directors and Executive Officers as a Group (12 persons)	379,017,159	94.0%

*	Less than 1% of total outstanding shares

(1)	Comprised of (i) 222,821,592 Common Shares owned by Digital Grid, (ii) 473,388 Common Shares and warrants to purchase 125,000 Common Shares at an exercise price of $17.60/share owned by Hangzhou Lianluo, (iii) 58,937 Common Shares owned by Hyperfinite Galaxy Holding Limited and (iv) vested stock options exercisable for 7,010,040 Common Shares at an exercise price of $0.55/share held by Mr. Zhitao He. All of those persons are affiliated with each other and under the control of Mr. Zhitao He.

The Common Shares owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2023 was RMB150 million in RMB plus $66.5 million in U.S. dollars. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loan is in default in a final, non appealable judgment.

(2)	Comprised of (i) 89,091,406 Common Shares held by Tekhill USA, LLC, (ii) 23,624,115 Common Shares held by Fred Chang Partners Trust, (iii) 9,158,558 Common Shares held by Nabal Spring, LLC, (iv) 5,435,754 Common Shares held by Chang Trust 2008, (v) 797,625 Common Shares held by Chang 2009 Annuity Trust No. 1, (vi) 332,340 Common Shares held by Chang 2009 Annuity Trust No. 2, (vii) 664,691 Common Shares held by Chang 2009 Annuity Trust No. 3, (viii) vested stock options exercisable for 5,461,990 Common Shares at an exercise price of $1.19/share held by Fred Chang, and (ix) 331,030 stock options that will vest within 60 days of March 31, 2023. All of those persons are affiliated with each other and under the control of Fred Chang.

Tekhill USA, LLC previously pledged 32,713,520 Common Shares as collateral to Preferred Bank, securing a loan from Preferred Bank to Fred Chang with a principal amount of $7.1 million. In early 2022, this loan was paid off and the pledge of common shares was released. Contemporaneously, Fred Chang entered into a new loan with East West Bank, pursuant to which Tekhill USA, LLC pledged a total of 18,208,303 common shares as collateral to East West Bank to secure a loan from East West Bank to Fred Chang with a principal amount of $20.0 million.

(3)

Comprised of (i) Common Shares, (ii) vested stock options, and (iii) stock options and restricted stock units that will vest within 60 days of March 31, 2023 for the indicated number of Common Shares for each person. The exercise price for all of these stock options is $0.55/share.

(4)	Comprised of vested stock options exercisable for the indicated number of Common Shares for each person. The exercise price for all of these stock options is $0.55/share.

Rights of Certain Principal Shareholders

See Item 10.B. “Memorandum and Articles of Association” under the subheadings “Rights of Certain Principal Shareholders” and “Requirements of Board Approval on Certain Matters.”

B.	Related Party Transactions

For a description of our related party transactions, see “Related Party Transactions” as discussed in Note 18 of the consolidated financial statements to this annual report on Form 20-F.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 and report of our independent registered public accounting firm included herein.

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

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. Except as disclosed above, we are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

B.	Significant Changes

Except otherwise disclosed within this annual report on Form 20-F, no significant change has occurred since December 31, 2022.

Item 9. The Offer and Listing

A.	Offering and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NEGG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

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

Right of First Refusal of the Company and Principal Shareholders

Pursuant to the Amended Shareholders Agreement, subject to compliance with applicable laws and Nasdaq’s Listing Rules, if any Principal Shareholders or any of their affiliates, receives a bona fide offer from any person other than its affiliate for any of the common shares such Principal Shareholders received in connection with the Merger (the “ROFR Shares”), then the Company has a right of first refusal, but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares, at the same price, and on the same terms and conditions offered by the purchaser (the “ROFR Terms”). In the event the Company does not decide to purchase such ROFR Shares or decides to purchase for less than all of the ROFR Shares, then each of the Principal Shareholders other than the selling Principal Shareholders shall have a right of first refusal to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares on the ROFR Terms. By amendment dated August 2022, the Amended and Restated Shareholders Agreement was amended such that the Company’s right of first refusal would apply only to 80% of the shares of the Company’s common shares subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates. For the purpose of this Amended Shareholders Agreement, “Pro Rata Share” means the percentage which corresponds to the ratio which each selling Principal Shareholder’s “Percentage Interest” (which is calculated by dividing (i) the number of the common shares owned by such Principal Shareholder, by (ii) total number of the then outstanding shares of the common shares held by all Principal Shareholders) bears to the total Percentage Interests of all Principal Shareholders exercising their right of first refusal. In the event that the ROFR Shares are in exchange for non-cash consideration, then such right of first refusal shall be exercisable based on the fair market value determined in good faith by the board of such non-cash consideration. Such rights of first refusal may delay or prevent us from raising other funding in the future and may have an adverse impact on the liquidity and market price of our common shares.

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

Except as otherwise disclosed in this annual report (including the Exhibits under Item 19), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Its implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. We do not consider the Company to be a PRC resident enterprise since our management team, which exercises substantial and overall management and control over the Company and its overseas subsidiaries, is located in the United States. If the PRC tax authorities determine that our BVI holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our common shares, and any gain realized from the transfer of our common shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of common shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state or local tax laws are not discussed. This discussion is based on the Internal Revenue Code and U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect owners of our common shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common shares.

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

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest rate risk

Our main interest rate exposure relates to long-term borrowings that we obtain from banks and financial institutions to meet our working capital expenditure requirements. We also have interest-bearing assets, including cash and cash equivalents, restricted cash and loans to affiliates. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2022 and 2021, we had outstanding long-term borrowings in the aggregate amount of $1.7 million and $2.1 million, respectively, with the majority of our long-term borrowings having floating interest rates.

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

We expect our exposure to foreign currency risk will increase as we increase our operations and sales in Canada and other countries and regions. Although the effect of currency fluctuations on our financial statements has not been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future. For the years ended December 31, 2022, 2021, and 2020, we recorded foreign exchange gain of $0.9 million, loss of $3.3 million, and loss of $0.7 million, respectively. Based on the balance of our foreign-denominated cash and cash equivalents as of December 31, 2022, 2021, and 2020, an assumed 10% negative currency movement would not have a material impact.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association— Rights of Certain Principal Shareholders” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation performed as of December 31, 2022, as a result of the material weaknesses in internal control over financial reporting that are described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). While progress was made towards remediating material weaknesses over the course of the year, based on the assessment, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 due to the material weaknesses described below.

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

Material Weaknesses

Control Activities and Information & Communication

The material weaknesses below impacted internal controls within the revenue, inventory, financial reporting & close, payroll, accounts payable, fixed assets, enterprise incentives, stock compensation, treasury, and tax business cycles.

●	Management did not maintain effective general controls over information systems that support the financial reporting process. Specifically, management did not design and maintain effective (i) program change management and program development controls for financial systems relevant to our financial reporting and (ii) logical user access controls, including user access reviews, to ensure appropriate segregation of duties and adequate restrictions of users, including those with privileged access.

●	Management did not implement controls to address relevant risks in certain business processes.

●	Management did not implement and operate review controls with a sufficient precision level or threshold of investigation to detect material misstatements within its financial statements.

●	Management did not retain documentation to sufficiently evidence that certain review procedures were performed.

●	Management did not implement and operate controls over the completeness and accuracy of certain reports and underlying data used in the operation of certain controls within its financial reporting process.

Remediation of Previously Reported Material Weakness in Internal Control over Financial Reporting

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, a material weakness in our internal controls existed as of December 31, 2021 relating to Control Environment and Risk Assessment. During the year ended December 31, 2022, we implemented the following remedial actions that addressed this material weakness:

●	Hired qualified resources including a Chief Accounting Officer, a Chief Legal Officer, a Director of Human Resources, and a VP of Internal Audit to oversee risk assessment procedures and remedial actions over internal controls.

●	Contracted with a qualified firm to support management’s remedial actions related to internal control, internal audit and technical accounting.

●	Conducted internal control trainings for business process owners and control owners.

●	Enhanced controls over review and approval of technical memorandums related to accounting areas in revenue recognition and leases.

During 2022, management continued to make progress towards remediating prior year material weaknesses and enhancing internal controls including the following:

●	Continued to enhance controls around segregations of duties over the IT function including segregations of development and production environments and organizational segregations for developers and IT operational roles.

●	Continued to enhance controls around program change management and system development controls over key financial systems.

●	Continued to enhance controls around logical user access controls, including system enforced preventative controls and periodic user access reviews.

●	Continued to enhance controls around system administrators.

●	Continued to enhance controls around automated completeness and accuracy testing over several key reports as a year-end control.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each director appointed to the audit committee is financially literate and is independent as defined under Nasdaq Listing Rules. Our board also has determined that Mr. Gregory Moore qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. Refer to “Item 6 Directors, Senior Management and Employees” for further detail on each of their backgrounds.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which is posted on our website at www.newegg.com/corporate/about, that applies to all employees and each of officers, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer or chief financial officer, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2022 and December 31, 2021 were BDO USA, LLP (“BDO USA”). We incurred the following fees from BDO USA for professional services for the years ended December 31, 2022 and 2021, respectively:

	December 31, 2022	December 31, 2021
Principal Accountant Fees	(U.S. Dollars in thousands)
Audit Fees	$1,708	$1,209
Tax fees	-	-
Audit-related fees	-	-
All other fees	-	-
Total fees	$1,708	$1,209

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

Stockholders and Board of Directors

Newegg Commerce, Inc.

City of Industry, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newegg Commerce, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vendor Incentive Receivables

As described in Note 3 to the consolidated financial statements, the Company’s vendor incentive receivables totaled $63.6 million as of December 31, 2022. The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including certain cooperative advertising and price protection agreements.

We identified management’s measurement of vendor incentive receivables as a critical audit matter because the Company has a significant number of vendor agreements with various terms and conditions may require estimates in order to determine the receivable amounts earned. Auditing these vendor incentive receivables was complex due to the extent of audit effort required to evaluate whether the vendor incentive receivables were earned and recorded in accordance with the terms and conditions of vendor agreements.

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

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2019.

Los Angeles, California

April 27, 2023

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2022 and 2021

(In thousands, except par value)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$122,559	$99,993
Restricted cash	947	4,337
Accounts receivable, net	83,517	62,373
Inventories, net	156,016	245,078
Income taxes receivable	5,173	1,303
Prepaid expenses	16,999	17,946
Other current assets	5,611	7,931
Total current assets	390,822	438,961

Property and equipment, net	45,075	50,149
Noncurrent deferred tax assets	868	13,367
Investment at cost	11,250	15,000
Right of use assets, net	84,161	94,581
Other noncurrent assets	9,919	14,524
Total assets	$542,095	$626,582

Liabilities and Equity
Current liabilities:
Accounts payable	$207,147	$220,776
Accrued liabilities	51,003	74,689
Deferred revenue	31,028	39,767
Line of credit	6,056	6,182
Current portion of long-term debt	269	293
Lease liabilities – current	14,265	14,603
Total current liabilities	309,768	356,310

Long-term debt, less current portion	1,404	1,843
Income taxes payable	739	696
Lease liabilities – noncurrent	74,838	84,307
Other liabilities	124	1,144
Total liabilities	386,873	444,300

Commitments and contingencies (Note 16)

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 376,660 and 369,719 shares issued and outstanding as of December 31, 2022 and 2021, respectively	8,230	8,078
Additional paid-in capital	232,776	197,613
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income	1,114	6,060
Accumulated deficit	(71,709)	(14,280)
Total stockholders’ equity	155,222	182,282
Total liabilities and stockholders’ equity	$542,095	$626,582

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2022, 2021 and 2020

(In thousands, except per share data)

	2022	2021	2020
Net sales	$1,720,273	$2,376,225	$2,114,872
Cost of sales	1,503,647	2,050,249	1,841,243
Gross profit	216,626	325,976	273,629
Selling, general, and administrative expenses	266,164	292,464	250,239
Income (loss) from operations	(49,538)	33,512	23,390
Interest income	1,164	1,079	1,124
Interest expense	(685)	(612)	(664)
Other income, net	5,280	1,758	5,320
Impairment of equity method investment	(2,281)	—	—
Income (loss) from equity method investment	—	(7,374)	3,197
Gain from sales of investment	1,669	—	—
Gain from disposal of a subsidiary	—	2,043	—
Change in fair value of warrants liabilities	1,063	61	—
Income (loss) before provision for income taxes	(43,328)	30,467	32,367
Provision for (benefit from) income taxes	14,101	(5,795)	1,941
Net income (loss)	$(57,429)	$36,262	$30,426
Basic earnings (loss) per share	$(0.15)	$0.10	$0.08
Diluted earnings (loss) per share	$(0.15)	$0.08	$0.08
Weighted average shares used in computation of earnings (loss) per share:
Basic	373,067	366,651	363,326
Diluted	373,067	432,250	385,013

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2022, 2021 and 2020

(In thousands)

	2022	2021	2020
Net income (loss)	$(57,429)	$36,262	$30,426
Foreign currency translation adjustments	(4,946)	3,003	3,562
Comprehensive income (loss)	$(62,375)	$39,265	$33,988

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2022, 2021 and 2020

(In thousands)

	Common stock		Additional paid-In	Notes	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	receivable	income	earnings	equity
Balance at January 1, 2020	363,326	$7,938	$180,608	$(15,029)	$(505)	$(80,968)	$92,044
Net income	—	—	—	—	—	30,426	30,426
Other comprehensive income	—	—	—	—	3,562	—	3,562
Interest on notes receivable	—	—	—	(157)	—	—	(157)
Stock-based compensation	—	—	1,622	—	—	—	1,622
Balance at December 31, 2020	363,326	$7,938	$182,230	$(15,186)	$3,057	$(50,542)	$127,497
Net income	—	—	—	—	—	36,262	36,262
Other comprehensive income	—	—	—	—	3,003	—	3,003
Exercise of vested options	1,420	31	239	—	—	—	270
Recapitalization transaction, net	4,854	106	8,324	—	—	—	8,430
Exercise of warrants	119	3	535	—	—	—	538
Interest on notes receivable	—	—	—	(3)	—	—	(3)
Stock-based compensation	—	—	6,285	—	—	—	6,285
Balance at December 31, 2021	369,719	$8,078	$197,613	$(15,189)	$6,060	$(14,280)	$182,282
Net loss	—	—	—	—	—	(57,429)	(57,429)
Other comprehensive loss	—	—	—	—	(4,946)	—	(4,946)
Exercise of vested options	6,016	131	2,759	—	—	—	2,890
Vesting of restricted stock units	1,674	37	(37)	—	—	—	—
Redemption for employee tax withholdings	(749)	(16)	(1,498)	—	—	—	(1,514)
Stock-based compensation	—	—	33,939	—	—	—	33,939
Balance at December 31, 2022	376,660	$8,230	$232,776	$(15,189)	$1,114	$(71,709)	$155,222

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(In thousands)

	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$(57,429)	$36,262	$30,426
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,021	10,838	9,091
Allowance for expected credit losses	697	1,718	7,288
Recovery of related party receivable	(50)	(335)	—
Provision for obsolete and excess inventory	9,537	8,274	4,218
Stock-based compensation	33,939	6,285	1,622
Impairment of equity method investment	2,281	—	—
Loss (income) from equity method investment	—	7,374	(3,197)
Gain from sales of investment	(1,669)	—	—
Change in fair value of warrant liabilities	(1,063)	(61)	—
Loss on disposal of property and equipment	431	83	246
Gain from disposal of subsidiary	—	(2,043)	—
Unrealized loss on marketable securities	55	101	—
Deferred income taxes	12,499	(12,698)	372
Changes in operating assets and liabilities:
Accounts receivable	(21,969)	788	(14,054)
Inventories	78,766	(70,830)	(76,240)
Prepaid expenses	905	(2,152)	(7,516)
Other assets	9,982	(50,919)	(10,532)
Accounts payable	(14,063)	(20,072)	76,337
Accrued liabilities and other liabilities	(34,449)	41,547	44,636
Deferred revenue	(8,941)	(7,443)	21,817
Dues from affiliate	—	(3)	(2)
Net cash provided by (used in) operating activities	20,480	(53,286)	84,512
Cash flows from investing activities:
Insurance settlement proceeds	—	—	788
Payments to acquire property and equipment	(9,190)	(13,839)	(6,156)
Proceeds on disposal of property and equipment	1	1	132
Proceeds from sale of investment	5,419	—	—
Net cash used in investing activities	(3,770)	(13,838)	(5,236)
Cash flows from financing activities:
Borrowings under line of credit	46,188	787	20,000
Repayments under line of credit	(45,742)	—	(21,467)
Repayments of long-term debt	(274)	(285)	(265)
Cash received from common control asset transaction	—	11,426	—
Proceeds from exercise of warrants	—	538	—
Proceeds from exercise of stock options	2,890	270	—
Payments for employee taxes related to stock compensation	(1,514)	—	—
Net cash provided by (used in) financing activities	1,548	12,736	(1,732)
Foreign currency effect on cash, cash equivalents and restricted cash	918	972	(345)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,176	(53,416)	77,199
Cash, cash equivalents and restricted cash:
Beginning of period	104,330	157,746	80,547
End of period	$123,506	$104,330	$157,746
Supplemental disclosures of cash flow information:
Cash paid for interest	$558	$268	$270
Cash paid for income taxes	$4,963	$6,374	$261
Supplemental schedule of noncash investing activities
Cashless exercise of stock options	$723	$677	$—
ROU assets exchanged for lease liabilities	$7,517	$60,672	$16,910

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

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

On the date of the transfer, the Company subsequently disposed Lianluo Connection which had a carrying value of negative $2.0 million for $0 consideration and recognized a gain of $2.0 million, which is included in the Company’s consolidated statements of operations for the year ended December 31, 2021.

3.	Summary of Significant Accounting Policies

a. Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP and include the accounts of all consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, incentives earned from vendors, allowance for credit losses, investment valuation, valuation allowance for deferred tax assets, and stock-based compensation. Actual results could differ from such estimates.

c. Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

d. Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts receivable from credit card processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $13.0 million and $14.3 million at December 31, 2022 and 2021, respectively.

e. Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s deposit obligations. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At December 31, 2022 and 2021, the Company had $0.9 million and $4.3 million, respectively, in restricted cash, primarily related to collateralization required pursuant to a lease agreement, the restricted cash account required under the Company’s health insurance plan, and funds held in third-party escrow account associated with the merger. The restricted cash balance is classified as a current asset in the consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,
	2022	2021
Cash and cash equivalents	$122,559	$99,993
Restricted cash	947	4,337
Total cash and cash equivalents, and restricted cash	$123,506	$104,330

f. Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers generally, on 30-day to 60-day credit terms. On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13 (as amended through March 2020), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company estimates the provision for credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $19.4 million and $17.6 million, net of allowances of $1.0 million and $1.9 million, at December 31, 2022 and 2021, respectively. See further discussion of amounts receivable related to vendor incentive programs under Incentives Earned from Vendors below.

g. Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. These allowances are released when the related inventory is sold or disposed of. Amounts of inventory allowances were $5.5 million and $6.8 million, as of December 31, 2022 and 2021, respectively.

h. Property and Equipment

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

Buildings	20 – 39 years
Machinery and equipment	3 – 7 years
Computer and software	3 – 5 years
Leasehold improvements	Lesser of lease term or 10 years
Capitalized software	3 – 5 years
Furniture and fixtures	5– 7 years

i. Leases

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

j. Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the years ended December 31, 2022, 2021 and 2020.

k. Investments

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

l. Fair Value of Financial Instruments

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

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at December 31, 2022 and 2021 approximate fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 input.

m. Warrant Liability

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

n. Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive income (loss) consists entirely of foreign currency translation adjustments. The tax impact is not material to the consolidated financial statements.

o. Revenue Recognition

Revenue is recognized when control of a promised product or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring that product or service. Revenue is recognized net of sales taxes and discounts. The Company primarily generates revenue through product and extended warranty sales on its platforms, through fees earned for facilitating marketplace transactions, and services rendered through its Newegg Partner Services (“NPS”).

The Company recognizes revenue on product sales at a point in time to customers when control of the product passes to the customer upon delivery to the customer or when service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after transfer of control to the customer, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon receipt of the product by the customer. Product sales exceeded 94% of consolidated net sales in each of the years ended December 31, 2022, 2021 and 2020.

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

The Company also earns fees for facilitating marketplace transactions and extended warranty sales on its platforms. For marketplace transactions, the Company’s websites host third-party sellers and the Company also provides the payment processing function. The Company recognizes revenue upon sale of products made available through its marketplace store. The Company is not the principal in this arrangement and does not control the specific goods sold to the customer. The Company reports the net amount earned as commissions, which are determined using a fixed percentage of the sales price or fixed reimbursement amount. The Company also offers extended warranty programs for various products on behalf of an unrelated third party. The Company reports the net amount earned as revenue at the time of sale, as it is not the principal in this arrangement and does not control the specific goods sold to the customer.

The Company offers its customers the opportunity to purchase goods and services on its websites using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the years ended December 31, 2022, 2021 and 2020 were immaterial.

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

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage,” are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the years ended December 31, 2022, 2021, and 2020 were immaterial.

Deferred revenue totaled $31.0 million and $39.8 million at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company recognized $36.6 million of net revenue included in deferred revenue at December 31, 2021. During the year ended December 31, 2021, the Company recognized $43.7 million of net revenue included in deferred revenue at December 31, 2020.

p. Cost of Sales

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

q. Shipping and Handling

The Company records revenue for shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $15.3 million, $25.3 million and $33.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs totaled approximately $49.2 million, $64.7 million and $80.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

r. Incentives Earned from Vendors

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

The Company reduced cost of sales by $224.3 million, $140.0 million and $135.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $1.3 million, $1.5 million and $1.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Amounts receivable related to vendor incentive programs were $63.6 million and $41.5 million, net of allowances of $0.6 million and $0.6 million, at December 31, 2022 and 2021, respectively. Amounts due to the Company are included in accounts receivable in the consolidated balance sheets.

s. Selling, General, and Administrative Expenses

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

t. Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses for the years ended December 31, 2022, 2021 and 2020 were $14.7 million, $32.8 million and $29.0 million, respectively.

u. Stock-Based Compensation

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

v. Income Taxes

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

w. Concentration of Credit Risk and Significant Customers and Vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents.

For the years ended December 31, 2022, 2021 and 2020, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States. For the years ended December 31, 2022, 2021 and 2020, the Company’s cumulative annual purchases from four vendors, three vendors and one vendor, respectively, exceeded 10% of total purchases. The majority of products that the Company sells are available through multiple channels.

The Company has receivables due from vendors related to its advertising and promotional programs and receivables due from business customers with credit terms. As of December 31, 2022, receivables from two vendors exceeded 10% of net receivables. As of December 31, 2021, no receivables from any vendor exceeded 10% of net receivables. As of December 31, 2022 and 2021, no receivables from business customers with credit terms exceeded 10% of net receivables.

x. Foreign Currency Translation

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

y. Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended and supplemented by subsequent ASUs (collectively, “ASU 2020-04” and “ASU 2022-06”), which provides practical expedients for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. This guidance is applicable for borrowing instruments, which use LIBOR as a reference rate, and is available through December 31, 2024. The Company is currently evaluating this ASU and does not expect its adoption to have a material impact on its consolidated financial statements.

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

The Company’s notes receivable from affiliate, loans from affiliate (see Note 18 — Related Party Transactions), line of credit and long-term debt are carried at cost with fair value disclosed, if required. The fair value of the amounts outstanding under the line of credit and long-term debt with a floating interest rate approximates the carrying value primarily due to the variable nature of the interest rate of the instruments, which is considered a Level 2 fair value measurement. The fair value of the amounts outstanding under notes receivable from affiliate, loans from affiliate, and line of credit with a fixed interest rate is estimated based on the discounted amount of the contractual future cash flows using an appropriate discount rate. This is considered a Level 3 fair value measurement.

The Company’s warrants are measured at fair value on a recurring basis which is considered as a Level 3 fair value measurement (see Note 13 - Warrants).

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$4,898	$4,898	$5,395	$5,395
Line of credit (Level 3)	$1,158	$1,114	$787	$754
Long-term debt (Level 2)	$1,673	$1,624	$2,136	$2,078
Warrants liabilities (Level 3)	$28	$28	$1,091	$1,091

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31
	2022	2021
Land	$2,157	$2,376
Buildings	32,723	35,659
Machinery and equipment	34,396	35,349
Computer and software	20,590	28,189
Leasehold improvements	8,515	9,991
Capitalized software	28,784	17,031
Furniture and fixtures	3,812	3,604
Construction in progress(1)	1,423	7,654
	132,400	139,853
Accumulated depreciation and amortization	(87,325)	(89,704)
Property and equipment, net	$45,075	$50,149

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property, plant and equipment upon completion.

Depreciation and amortization expense associated with property and equipment was $11.0 million, $10.8 million and $9.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

As of December 31, 2021, the carrying value of the Company’s investment in Mountain was $2.3 million and the Company’s ownership percentage in Mountain was approximately 4%.

In December 2022, the Company was informed that Mountain intends to sell 100% of its shares in PayTM E-Commerce Private Limited to an unrelated third party and effectively dissolve Mountain, in exchange for approximately $0.7 million. Mountain and the unrelated third party buyer entered into a share purchase agreement on December 29, 2022. The Company reached a mutual understanding with Mountain that the Company does not expect to receive any proceeds as part of the final sale and dissolution of Mountain as of December 31, 2022. The Company then reviewed the investment in Mountain and determined an impairment existed as of December 31, 2022 and wrote off the full remaining balance of $2.3 million.

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

In June 2022, Bitmain repurchased 11,149,200 Series B+ shares of Bitmain held by the Company’s subsidiary, Newegg Tech Corporation at $0.48605796 per share in accordance with Bitmain’s articles of association. The Company reviewed the transaction and concluded that the transaction is not an orderly transaction, and the Company would continue to account for the investment in Bitmain at cost. As a result of the redemption, the Company recognized a gain on sale of investment of $1.7 million in June 2022. The proceeds were received in July 2022.

The Company reviewed the investment in Bitmain for impairment as of December 31, 2022 and 2021, respectively, by evaluating if events or circumstances have occurred that may have a significant adverse effect on the fair value of the investment. The Company concluded there were no impairment indicators as of December 31, 2022 and 2021. In the absence of observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the years ended December 31, 2022 and 2021, the carrying value of the investment remained at $11.3 million and $15.0 million as of December 31, 2022 and 2021.

There was no impairment loss on Bitmain cost method investment for the years ended December 31, 2022, 2021 and 2020.

7.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31
	2022	2021
Sales and other taxes payable	$17,250	24,512
Accrued personnel	13,474	21,132
Allowance for sales returns	8,664	9,102
Accrued freight expense	2,522	6,625
Accrued advertising expense	2,513	3,392
Accrued legal expense	1,996	3,338
Accrued inventory	1,374	2,647
Other	3,210	3,941
Total accrued liabilities	$51,003	$74,689

8.	Line of Credit

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

The Company entered into a credit agreement in August 2021 with several financing institutions that provided a revolving credit facility of up to $100 million with a maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In April 2023, the Company amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR (as defined in the credit agreement). In general, advances from this line of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily Term SOFR Rate plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

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

As of December 31, 2022 and 2021, there was no balance outstanding under this line of credit, and the Company was in compliance with all covenants related to the line of credit. As of December 31, 2022, Newegg has outstanding letters of credit of $2.0 million from the $100 million revolving line of credit.

In July 2015, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to December 15, 2023. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 0.78% not to be lower than 1.62% per annum. The interest rate was equivalent to 2.12% as of December 31, 2022. The line of credit is guaranteed by one of the Company’s China subsidiaries and is collateralized by a real estate asset of that subsidiary. As of December 31, 2022 and 2021, there was $4.9 million and $5.4 million outstanding under this line of credit, respectively.

In June 2021, a subsidiary of the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $0.8 million (5.0 million Chinese Yuan) with a maturity date of June 15, 2022. Advances from this line of credit are subject to interest at a fixed interest rate of one-year Loan Prime Rate (LPR) plus 0.50%. In June 2022, the Company paid off the outstanding balance under this line of credit and entered into a new credit agreement with the same financial institution that provided for a revolving credit facility of up to approximately $1.2 million (8.0 million Chinese Yuan) with a maturity date of June 22, 2023. Advances from this line of credit are subject to interest at a fixed rate of one-year Loan Prime Rate plus 0.30%. The interest rate was equivalent to 4.0% and 4.35% as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, there was $1.2 million and $0.8 million outstanding under this line of credit, respectively.

9.	Long-Term Debt

The Company has entered into various loans with financial institutions. Long-term debt consisted of the following (in thousands):

	December 31,
	2022	2021
Term Loan	$1,673	$2,136
Less current portion	(269)	(293)
Long-term debt less current portion	$1,404	$1,843

Term Loan

In 2013, the Company entered into a term loan agreement with a financial institution for $4.1 million with a maturity date of November 26, 2028 (the “Term Loan”). The Term Loan bears a floating interest rate of the one-year savings account plus 0.43% per annum in the first two years and a floating interest rate of the one-year savings account plus 0.61% per annum for the remaining of the term, not to be lower than 1.8% during the entire term. The interest rate was equivalent to 1.95% as of December 31, 2022. The Term Loan is collateralized by a first position security interest in a floor of an office building owned by the Company in Taiwan.

Aggregate maturities of long-term debt, excluding unamortized debt issuance costs, were as follows (in thousands) as of December 31, 2022:

2023	$269
2024	275
2025	280
2026	286
2027	291
Thereafter	272
$1,673

10.	Lease Obligations

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

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the consolidated statements of operations. Operating lease expense totaled $25.3 million, $20.1 million and $16.5 million, respectively, for the years ended December 31, 2022, 2021 and 2020. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $22.0 million, $17.7 million, and $14.5 million during years ended December 31, 2022, 2021, and 2020 respectively, which were included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2022 and 2021, the Company’s ROU operating lease assets were $84.2 million and $94.6 million, and its operating lease liabilities were $89.1 million and $98.9 million, of which $74.8 million and $84.3 million were classified as non-current, respectively. New ROU operating lease assets and liabilities entered into during 2022 were $7.5 million and $7.5 million, respectively. New or modified ROU operating lease assets and liabilities entered into during 2021 were $60.7 million and $60.7 million, respectively. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.99 years and 3.8% at December 31, 2022. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.86 years and 3.8% at December 31, 2021.

In January 2023, the Company extended one of its operating leases for an additional 10 years. Modified ROU operating lease assets and liabilities totaled $15.9 million and $15.9 million, respectively. Total future minimum lease payment is $21.2 million.

The Company has certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the years ended December 31, 2022, 2021, and 2020 was immaterial.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at December 31, 2022 (in thousands):

2023	$17,996
2024	16,887
2025	16,538
2026	14,307
2027	14,593
Thereafter	19,685
Total minimum payments	$100,006
Less: Imputed interest	10,903
Present value of lease liabilities	$89,103

11.	Income Taxes

The components of the Company’s income tax provision expense are as follows (in thousands):

	Year ended December 31
	2022	2021	2020
Current provision:
Federal	$(68)	$2,536	$21
State and local	268	795	133
Foreign	1,402	3,572	1,415
	1,602	6,903	1,569
Deferred expense (benefit):
Federal	8,882	(9,013)	—
State and local	3,552	(3,472)	(118)
Foreign	65	(213)	490
	12,499	(12,698)	372
Provision for (benefit from) income taxes	$14,101	$(5,795)	$1,941

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year ended December 31
	2022	2021	2020
United States	$(52,598)	$17,018	$24,616
International	9,270	13,449	7,751
Total	$(43,328)	$30,467	$32,367

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The 2017 tax reform act amended Internal Revenue Code Section 174, effective for amounts paid or incurred for research and experimentation expenses in tax years beginning after December 31, 2021.  Prior to this change taxpayers could elect to expense these costs in the year incurred or amortize these them over 5 years.  Under the law as amended research and experimental expenses are capitalized and amortized over five years (15 years for expenditures attributable to foreign research). As such, The Company capitalizing its Section 174 costs for fiscal year 2022 in the amount of 2.6M, net of current year amortization. The Company’s deferred income tax assets and liabilities consisted of the following (in thousands):

	December 31
	2022	2021
Deferred tax assets:
Accounts receivable	$5,123	4,295
Inventories	2,807	4,413
Reserves and other accruals	3,062	5,903
Lease liabilities	20,668	22,203
Section 174 Costs	2,601	—
Credits and other	1,965	2,144
Net operating losses	9,921	6,102
Gross deferred tax assets	46,147	45,060
Valuation allowance	(24,128)	(5,543)
Total deferred tax assets, net	22,019	39,517

Deferred tax liabilities:
Prepaid expenses	(864)	(798)
Other	(773)	(621)
ROU	(19,514)	(21,212)
Property and equipment	—	(3,219)
Long-term investment	—	(300)
Total deferred tax liabilities	(21,151)	(26,150)
Net deferred tax assets	$868	$13,367

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

The Company’s U.S. federal consolidated filing group includes certain international entities. Based upon results of operations for the years ended December 31, 2022, 2021 and 2020, it is determined that it is not more likely than not that the Company will realize the benefit from the U.S. federal net deferred tax assets. As a result, the Company has recorded a valuation allowance against its net deferred tax assets for the year ended December 31, 2022 for its U.S. operations. The Company maintains valuation allowances against certain non-US loss corporations. Total valuation allowance against U.S. and non-U.S. deferred tax assets was $24.1 million and $5.5 million as of December 31, 2022 and 2021, respectively.

At December 31, 2022, the Company has net operating losses (“NOL”) carryforward of $19.6 million and has $22.0 million of apportioned state NOL carryforwards available to reduce future taxable income. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted into law in response to the COVID-19 pandemic. The CARES Act temporarily suspends the 80% of taxable income limitation on the use of NOLs for tax years beginning before January 1, 2021, thereby permitting corporate taxpayers to use NOLs to fully offset taxable income in these years regardless of the year in which the NOL arose. As a result, the Company can fully utilize the remaining cumulative federal NOL for tax years before January 1, 2021, and then will be limited to 80% of taxable income afterwards. The state NOL carryforwards begin to expire in 2028. The Company has $4.6 million of NOL carryforwards in China as of December 31, 2022. The Company has $10.0 million of NOL carryforwards in Taiwan, which will begin to expire in 2024. The Company has $2.3 million NOLs in Hong Kong with indefinite carryforward. A valuation allowance was recorded on the NOLs in China, Taiwan, and Hong Kong. The Company has not provided for deferred income taxes on undistributed earnings of its foreign subsidiaries, as these amounts are considered indefinitely reinvested outside the United States. It is not practicable to determine the estimated income tax liability that might apply if these earnings were to be repatriated.

A reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31
	2022	2021	2020
Federal taxes at statutory rate	21.00%	21.00%	21.00%
State taxes, net of federal benefit	2.48	(6.85)	0.04
Permanent items:
Other nondeductible items	(0.30)	0.48	0.17
Subpart F income	(0.80)	—	0.03
SEC. 956 Income inclusion	—	—	—
Stock-based compensation	(10.88)	0.74	0.07
Foreign withholding tax	—	—	—
Research & development credit	1.57	—	(2.04)
Global intangible low-taxed income	—	—	2.36
Foreign rate differential and foreign tax credits	(0.74)	2.15	1.12
Change in valuation allowance – U.S. Federal	(34.09)	(33.11)	(15.48)
Change in valuation allowance – U.S. States	(11.17)	—	—
Change in valuation allowance – Foreign	0.96	—	—
Change in uncertainty in income taxes (“FIN48”)	(0.10)	—	—
Other	(0.01)	(3.43)	(1.27)
Effective tax rate	(32.08)%	(19.02)%	6.00%

The significant items that caused the effective tax rate change related to recording of the U.S. portion of the valuation allowance and equity compensation.

Uncertain Tax Positions

As of the end of fiscal year 2022, the total liability for income tax associated with unrecognized tax benefits was $1.6 million. The Company’s effective tax rate will be affected by any portion of this liability we may recognize. The Company does not believe it is reasonably possible that any of the uncertain tax benefits will be recognized in the next 12 months. As such, all uncertain tax positions, including accrued interest, have been classified as long-term taxes payable on the consolidated balance sheets.

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

	Year ended December 31
	2022	2021
Beginning balance	$1,563	$850
Additions based on tax positions related to the prior year	43	713

Ending balance	$1,606	$1,563

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as tax expense. As of December 31, 2022 and 2021, interest and penalties related to uncertain tax positions were not material.

The Company files a consolidated federal income tax return in the United States, as well as combined and separate U.S. state income tax returns. Certain subsidiaries of the Company are subject to income tax in China, Taiwan, Hong Kong, and Canada. The Company is still subject to examination for federal income tax returns for the years 2014 through 2021, for certain U.S. state income tax returns for the years 2009 through 2021, and for certain foreign income tax returns for the years 2012 through 2021. The Company is currently under examination by the Internal Revenue Service for the years 2012 through 2014 and by the California Franchise Tax Board for the years 2007 through 2012. The California Franchise Tax Board examination is related to amended tax returns filed for the years under exam. No additional reserve was accrued in 2022 based on the current audit status.

12.	Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.021848. Each share of common stock is entitled to one vote. At December 31, 2022 and 2021, the number of shares of common stock issued and outstanding were 376,660,069 and 369,718,680, respectively.

No Common Stock dividend was declared by the Company’s Board of Directors for the years ended December 31, 2022, 2021 and 2020.

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

There was a total of 125,000 warrants issued and outstanding as of December 31, 2022.

The fair value of the outstanding warrants was calculated using the Black-Scholes model with the following assumptions:

	December 31, 2022	December 31, 2021
Market price per share (USD/share)	$1.31	$10.37
Exercise price (USD/share)	17.60	17.60
Risk free rate	4.18%	1.16%
Dividend yield	0%	0%
Expected term/Contractual life (years)	3.32	4.32
Expected volatility	96.90%	147.33%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Beginning balance, May 19, 2021	$1,152
Fair value change of the issued warrants included in earnings	(61)
Ending balance, December 31, 2021	1,091

Beginning balance, January 1, 2022	$1,091
Fair value change of the issued warrants included in earnings	(1,063)
Ending balance, December 31, 2022	$28

14.	Stock-Based Compensation

Legacy Newegg Inc. Stock Based Compensation

Newegg Inc.’s stock-based compensation includes stock option awards issued under Newegg Inc.’s employee incentive plan, as further discussed below. There was no income tax benefit recognized in the consolidated statements of income for stock-based compensation arrangements in any of the periods presented.

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

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the years ended December 31, 2022 and 2021, Newegg Inc. did not grant any stock options representing the right to purchase Newegg Inc. Common Stock.

The following table summarizes the activity for all stock options granted:

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2020	15,201,143	$0.43	4.80	$1,723
Exercised	—
Grant	51,921,030
Forfeited or expired	(85,347)	0.73
Outstanding at December 31, 2020	67,036,826	$0.60	8.19	$51,754
Exercised	(1,457,517)
Grant	—
Forfeited or expired	(178,916)	0.73
Outstanding at December 31, 2021	65,400,393	$0.60	7.30	$639,131
Exercised	(6,305,365)	0.61
Grant	—
Forfeited or expired	(59,635)	0.73
Outstanding at December 31, 2022	59,035,393	$0.60	6.46	$42,143
Vested and expected to vest at December 31, 2022	59,035,393	$0.60	6.46	$42,143
Exercisable at December 31, 2022	37,637,243	$0.57	5.90	$27,787

During the year ended December 31, 2022, stock options were exercised for 6,305,365 of the Company’s common stock. Cash exercises totaled 4,956,468 shares of the Company’s common stock with proceeds of approximately $2.9 million. Cashless exercises totaled 1,348,897 shares which resulted in the Company issuing 1,059,240 net shares. The exercise prices ranged from $0.55 to $0.73 per share during the year ended December 31, 2022.

During the year ended December 31, 2021, stock options were exercised for 1,457,517 of the Company’s common stock. Cash exercises totaled 371,527 shares of the Company’s common stock with proceeds of approximately $0.3 million. Cashless exercises totaled 1,085,990 shares which resulted in the Company issuing 1,048,298 net shares. The exercise prices ranged from $0.44 to $0.73 per share during the year ended December 31, 2021.

During the years ended December 31, 2022, 2021 and 2020, the total intrinsic value of stock options exercised was $24.3 million, $24.2 million, and $0 million, respectively, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $3.2 million, $3.2 million and $1.6 million, respectively.

As of December 31, 2022 and 2021, there were $4.6 million and $7.8 million, respectively, of unrecognized compensation costs related to nonvested options. The weighted average remaining vesting term of the stock option was 1.46 years, 2.46 years and 3.46 years as of December 31, 2022, 2021 and 2020, respectively.

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

On July 21, 2022, the Board of Directors approved the amendment of the 2021 Plan to increase the maximum share pool from 7,374,900 to 16,374,900 shares.

The following table summarizes the activity for all restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2020	—	$—
Granted	7,040,998	18.38
Vested	—	—
Cancelled	—	—
Unvested at December 31, 2021	7,040,998	$18.38
Granted	1,671,445	3.69
Vested	(1,675,007)	18.38
Cancelled	(1,022,720)	18.38
Unvested at December 31, 2022	6,014,716	$14.30

During the years ended December 31, 2022 and 2021, the Company granted 285,000 and 7,040,998 restricted stock units (“RSUs”), respectively, to its executives and employees. The vesting of each RSU is subject to the employee’s continued employment through applicable vesting dates. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. Compensation expense is recognized on a straight-line basis over the requisite service period of four years.

On August 13, 2022 the Company issued 5,560,780 performance-based vesting restricted stock units (“PRSUs”) to one of its executives over four performance periods where 1,386,445 PRSUs were granted during the year ended December 31, 2022. Each of the four performance periods will have a separate grant date and service inception date, and a separate requisite service period. The PRSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. The vesting of each PRSU is based on financial performance tied to GMV. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

During the years ended December 31, 2022 and 2021, the compensation expense for restricted stock units granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $30.8 million and $3.1 million, respectively.

As of December 31, 2022, there was $82.9 million unrecognized compensation costs related to restricted stock units.

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

The following table summarizes the calculation of basic and diluted net income (loss) per common share (in thousands, except per share data):

	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$(57,429)	$36,262	$30,426

Basic earnings per share
Basic weighted average shares outstanding	373,067	366,651	363,326
Basic earnings (loss) per share	$(0.15)	$0.10	$0.08

Diluted earnings per share
Basic weighted average shares outstanding	373,067	366,651	363,326
Dilutive effect of stock options	—	65,599	21,687
Diluted weighted average shares outstanding	373,067	432,250	385,013
Diluted earnings (loss) per share	$(0.15)	$0.08	$0.08

The following shares were excluded from the calculation of diluted net loss per share calculation as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2022	2021	2020
Stock options	51,845	54	4,329
Restricted stock units	7,084	7,041	—
Warrants	125	125	—

16.	Commitments and Contingencies

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

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for each of the years ended December 31, 2022, 2021 and 2020 were $1.6 million, $1.9 million and $1.7 million, respectively. Contributions made by the Company are immediately 100% vested.

18.	Related Party Transactions

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The $15.0 Million Loan was subsequently extended to June 30, 2023. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Consolidated Balance Sheets as of December 31, 2022 and 2021.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded interest income of $0.8 million, $0.8 million and $0.7 million, respectively, from loans to affiliate in interest income in the consolidated statement of operations. As of December 31, 2022 and 2021, the amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the consolidated balance sheets was $0.2 million and $0.2 million, respectively.

Sales to Related Parties

Due from related parties and net sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales during the years ended December 31, 2022, 2021 and 2020 were immaterial.

As of December 31, 2022 and 2021, amount due to related parties was immaterial.

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

The following table summarizes net sales from external customers (in thousands):

	December 31,
	2022	2021	2020
United States	$1,553,389	$2,101,975	$1,906,058
Canada	138,123	211,778	150,707
Rest of world	28,761	62,472	58,107
Total	$1,720,273	$2,376,225	$2,114,872

The following table summarizes net sales by product category and revenue stream (in thousands):

	Year Ended December 31,
Net Sales by Product Category	2022	2021	2020
Components & Storage	$1,046,095	$1,346,053	$1,311,608
Computer System	345,949	644,923	403,203
Office Solutions	96,679	155,526	155,592
Software & Services	58,424	56,402	70,558
Electronics	38,302	52,058	46,881
Others	134,824	121,263	127,030
Total Net Sales	$1,720,273	$2,376,225	$2,114,872

	Year Ended December 31,
Net Sales by Revenue Stream	2022	2021	2020
Direct sales revenues(1)	$1,607,027	$2,243,421	$1,974,897
Marketplace revenues(2)	47,005	63,492	57,640
Services revenues(3)	66,241	69,312	82,335
Total Net Sales	$1,720,273	$2,376,225	$2,114,872

(1)	Includes all first-party product sales where Newegg owns and sells its own inventories within its websites and third-party marketplace platforms.

(2)	Includes all the commission revenues earned from sales made by sellers on its websites.

(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

The following table summarizes net property, plant and equipment by country (in thousands):

	December 31,
	2022	2021
United States	$21,637	$23,178
Canada	94	9
Rest of world	23,344	26,962
Total	$45,075	$50,149

20.	Subsequent Events

On April 21, 2023 (the “Effective Date”), Newegg Inc. entered into a purchase and sale agreement (the “Agreement”) to purchase a commercial office building located in Diamond Bar, California for a purchase price of twenty-three million dollars ($23,000,000).  As part of the Agreement, Newegg Inc. will pay an initial deposit of six hundred ninety thousand dollars ($690,000) (the “Initial Deposit”) and an additional deposit of fifty thousand dollars ($50,000) (the “Additional Deposit”) within three business days of the Effective Date.  The purchase is subject to a thirty-day inspection period (the “Inspection Period”), and closing is expected to occur fifteen days after the expiration of the inspection period, subject to certain extension rights.  The Initial Deposit is refundable if Newegg Inc. elects to terminate the Agreement prior to the expiration of the Inspection Period.  The Additional Deposit is non-refundable, except in the event of certain events of default by Seller.

The Company intends to fund the purchase price through a combination of cash on hand and borrowings under our revolving credit facility.

Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.2	Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.3	First Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on April 28, 2022).
1.4	Second Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on September 2, 2022).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
2.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.1	Form of Merger Agreement, by and among LLIT, Lightning Delaware Sub, Inc., and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.2	Form of Disposition Agreement, by and between LLIT and Beijing Fenjin Times Technology Development Co., Ltd. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.3	Newegg’s 2005 Incentive Plan, as Amended (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.5	Employment Agreement by and between Anthony Chow and Newegg Commerce, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.6	Form of Employment Agreement by and between Newegg Commerce, Inc. and certain of its executive officers
4.7	Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.8	First Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries
4.9	Pledge Agreement, by and among East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.10	Pledge and Security Agreement, by and among East West Bank, Newegg Tech, Inc. and ChiefValue.com, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.11	Guaranty and Suretyship Agreement, by and among East West Bank, Newegg Tech, Inc., ChiefValue, Inc. and NuTrend Automotive, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.12	Intercompany Subordination Agreement, by and East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.13	Letter Agreement, between East West Bank and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.14	Newegg Commerce, Inc. 2021 Equity Incentive Plan (incorporated by reference to the Company’s Report on Form 6-K, filed November 29, 2021).
4.15	Supplemental Agreement dated April 22, 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
4.16	Amended and Restated Supplemental Agreement dated December 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo.
4.17	Purchase and Sale Agreement by and between BSP Senita Gateway Center, LLC and Newegg Inc.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1	Consent of Independent Registered Public Accounting Firm.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Schema Document.
101.CAL	Inline XBRL Calculation Linkbase Document.
101.DEF	Inline XBRL Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL document and included in Exhibit 101).

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2023	NEWEGG COMMERCE, INC.

/s/ Anthony Chow
Anthony Chow
Chief Executive Officer