Form 20-F
period 2023-12-31
Newegg Commerce, Inc.
filed 2024-04-24
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______ to ______

Commission file number 001-34661

Newegg Commerce, Inc.
(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Newegg Commerce, Inc.
17560 Rowland Street
City of Industry, CA 91748
(Address of principal executive offices)

Christina Ching

Chief Accounting Officer

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

As of December 31, 2023, there were 380,413,497 shares of the registrant’s Common Shares outstanding.

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

Summary of Factors That May Affect Our Future Results

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, and results of operations or cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. You should consider all of the risk factors described in our public filings when evaluating our business, including risks relating to:

●	the impact of global macroeconomic conditions on consumer spending;

●	the intense domestic and international competition we face;

●	any decline in demand for IT/CE products;

●	our reputation and business if we or Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items;

●	our inability to provide a satisfactory customer experience;

●	our use of software and systems contain open source software;

●	pricing strategies not meeting customers’ price expectations or resulting in profitability;

●	system interruptions, including failures caused or experienced by third-party service providers, and lack of redundancy and timely upgrade;

●	our reliance on and relationships with third-party payment processors to process deposits and withdrawals made by users of our Marketplace;

●	the loss of key employees or the failure to attract or retain qualified personnel;

●	any significant inadvertent disclosure or breach of confidential or personal information we hold;

●	our ability to promote and strengthen the Newegg brand;

●	inflation, uncertainty and volatility in the financial markets and other macroeconomic factors;

●	the material weaknesses we identified in our internal control over financial reporting;

●	our international operations (principally in Canada);

●	our expansion into new product categories, services, technologies and geographic regions;

●	any interruption in our fulfillment operations;

●	our reliance on a limited number of third-party courier service providers;

●	pandemics and other public health crises, natural disasters, terrorist activities and political unrest;

●	our dependence on relationships with vendors to source sufficient quantities of merchandise on favorable terms;

●	our marketing activities to help attract visitors to our online platforms;

●	delays, increased cost or quality control deficiencies in the importation of products manufactured abroad;

●	our dependence on third parties to perform a number of our e-commerce functions;

●	management of our inventory;

●	the fact that we have incurred net losses in the past and may experience losses in the future;

●	failure to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards;

●	the seasonality of our business;

●	the life cycle fluctuations of the products we sell;

●	physical and transition risks related to climate change, such as severe weather events and regulatory and reputational risks;

●	the performance, reliability and security of the internet infrastructure in the countries where we operate;

●	management of our growth or execution of our strategies;

●	any adverse change in our vendor payment terms and conditions;

●	our disclosure controls and procedures;

●	our revolving credit agreement, which contains a number of covenants that may restrict our current and future operations;

●	access to international markets and applicable laws relating to trade, export and import controls and economic sanctions;

●	our ability to raise additional capital;

●	claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations;

●	our ability to adequately protect our intellectual property rights;

●	any assertions, claims and allegations that we have infringed or violated intellectual property rights;

●	product liability claims, which could be costly and time-consuming to defend;

●	any additional costs incurred due to tax assessments resulting from ongoing and future audits by tax authorities;

●	significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals;

●	relatively stringent employment laws in some of the countries in which we operate;

●	our ability to use our net operating loss carryforwards and certain other tax attributes;

●	our being treated as a U.S. corporation for all U.S. federal tax purposes;

●	the shares pledged as collateral to support delinquent indebtedness of our parent company;

●	the extreme volatility of the market price of our common shares due to numerous circumstances beyond our control;

●	Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo, and in his own capacity) and Mr. Fred Chang’s approximate 58.7% and 32.9% control, respectively, and 91.6%, collectively, of the voting power of our issued and outstanding common shares;

●	our status as a “controlled company” within the meaning of the Nasdaq Listing Rules and the corresponding exemptions from certain corporate governance requirements;

●	certain provisions of Newegg’s Amended Shareholders Agreement that may delay or prevent us from raising funding in the future and may have an adverse impact on us and the liquidity and market price of our common shares;

●	any shareholder litigation due to the volatility in the price of our common shares, which may result in substantial costs and a diversion of our management’s attention and resources;

●	our failure to maintain compliance with Nasdaq Listing Rules, which may lead to us being delisted from Nasdaq, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult;

●	any involvement of our directors and officers in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, result in additional expenses, and distract our management from our day-to-day operations;

●	securities or industry analysts not publishing research or reports about our business or adversely changing their recommendations regarding our common shares;

●	techniques employed by short sellers to drive down the market price of our common shares;

●	difficulty enforcing judgments against us, our directors and management;

●	unavailability of certain types of class or derivative actions under British Virgin Islands law and other interests under U.S. law;

●	protecting shareholder interests that would otherwise be normally available to shareholders of a U.S. corporation;

●	our expectation not to pay dividends in the foreseeable future;

●	certain home country (British Virgin Islands) practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards, which may afford less protection to shareholders; and

●	our foreign private issuer status, which exempts us from certain reporting requirements applicable to U.S. domestic public companies.

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

We receive from time to time, and may receive in the future, communications alleging that Newegg or the Newegg Marketplace sellers sold pirated, counterfeit, illegal or “gray market” items. These and future claims could increase our cost of doing business as a result of legal expenses, adverse judgments or settlements, and reputational harm, and could require us to change our business practices in a way that would be less efficient and more costly. In addition, key manufacturers and vendors, for instance, may be less likely to offer us favorable terms or authorization to carry their products if we sell products of theirs purchased on the “gray market.” We currently do not have any insurance to cover the types of claims that could be asserted in such litigation or in legal or administrative actions initiated by customers of such products, or by government agencies. If a claim were brought against us successfully, it could expose us to significant liability, which could have a material adverse effect on our business and operations.

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

In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission regulations, we are required to accurately identify product offerings, not make misleading claims on our platforms, and use qualifying disclosures where and when appropriate. We are particularly subject to the risks associated with our discounting pricing practices as a result of the aggressive judicial interpretations of deceptive pricing laws, particularly in California, which has led to numerous class action settlements by online and brick-and-mortar retailers in the past. For example, Newegg was named as the defendant in a putative class action accusing it of violating the False Advertising Law, the Unfair Competition Law and the Consumer Legal Remedies Act by using allegedly deceptive list prices with allegedly overstated discounts for our products. This matter was dismissed by the court on September 18, 2023 for failure to prosecute. An adverse outcome in any other lawsuits challenging deceptive pricing against us could have a material adverse effect on our reputation, business and financial condition.

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

Any internet network interruptions, latency or problems with our online platforms’ availability could prevent customers from accessing, browsing and placing orders on our online platforms, and impact our ability to fulfill orders or bill customers, which may cause customer dissatisfaction and damage our reputation and brand. We have experienced brief computer system interruptions in the past and believe that others will occur from time to time in the future. Our systems and operations potentially are vulnerable to damage or interruption from a number of sources, including the following:

●	natural disaster or other catastrophic event such as earthquake, fire, power loss or interruption, telecommunications failure, hurricane, volcanic eruption, flood or terrorist attack. For example, our headquarters and the majority of our infrastructure, including some of our servers, are located in Southern California, a seismically active region. In addition, California has in the past experienced power outages as a result of limited electric power supply;

●	diseases or pandemics (such as COVID-19) that have affected and may continue to affect the supply chain of our brand partners and Marketplace sellers, and our logistics in the future due to inconsistent and unanticipated order patterns, other diseases or pandemics or unforeseen natural disasters;

●	computer malware, physical or electronic break-ins and similar disruptions;

●	security breaches and hacking attacks;

●	failure by third-party vendors, including data center and bandwidth providers, to provide steady and high-speed access to our online platforms and systems. Any disruption in our network access or co-location services, which are the services that house some of our servers and provide internet access to them, provided by these third-party providers or any failure of these third-party vendors to handle existing or higher volumes of use could significantly harm our business. Any financial or other difficulties these vendors face could also adversely affect our business; and

●	incidents of fraud.

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

The loss of any of our current executives, key employees or key advisors, or the failure to attract, integrate, motivate and retain additional key employees, can have a material adverse effect on our business. Competition for well-qualified and skilled employees has been increasingly intense, and our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, data scientists and technology and fulfillment professionals. Although we have employment agreements with our executive officers, all of our executive officers are employed “at-will” and could terminate their employment at any time. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully can be seriously harmed. Furthermore, replacing executive officers or other key employees with other highly skilled and qualified candidates has been and may continue to be difficult, taking an extended period of time. For example, as previously announced, our Chief Financial Officer, Robert Chang, is retiring effective May 17, 2024. While the search for a permanent replacement is ongoing, these processes can be time-consuming and disruptive to our business, and we cannot guarantee that a suitable candidate will be identified in a timely manner. Recruiting skilled personnel is highly competitive. The increased availability of flexible or remote work arrangements has both intensified and expanded competition for qualified personnel. There can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

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

Our business, operating results, and cash flows may be adversely impacted by inflation.

Due to labor and supply chain constraints, there has been a volatile inflationary environment resulting in significant increases to the cost of components, labor and freight costs and other expenses. Recent inflationary pressures have affected, and may continue to affect, wages, the cost and our ability to obtain products, the price of our goods and services, our ability to meet customer demand, discretionary consumer spending that may lead to lesser demand for our products, our gross margins and operating profit. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected. In addition, inflation may amplify or exacerbate many of the other risks discussed in this “Risk Factors” section.

We previously identified material weaknesses in our internal control over financial reporting which, although currently remediated, could recur and affect the reliability of our consolidated financial statements and have other adverse consequences.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports. Nevertheless, all internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As described in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2022, we previously determined that we had material weaknesses in our internal control over financial reporting as of December 31, 2022. During the year ended December 31, 2023, we implemented enhanced procedures to remediate the deficiencies in our internal control over financial reporting that resulted in the material weaknesses. Based on the results of our remediation plan and assessment, we have concluded that the material weaknesses in internal control over financial reporting previously identified have been successfully remediated as of December 31, 2023. However, completion of remediation for these material weaknesses does not provide assurance that our remediated controls will continue to operate properly and as a result, that our financial statements will be free from material error.

Although currently remediated, previously existing material weaknesses could recur, or other material weaknesses could arise, and result in material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis or result in delayed filing of required periodic reports. If we are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to additional litigation, investigations or inquiries by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

Newegg began operations on our Canadian retail website, www.newegg.ca, in October 2008. We also have a physical presence in China and Taiwan. While we may invest in building our business in other markets, we may not be able to successfully manage the challenges associated with our current and future international operations due to risks, such as:

●	international economic and political conditions or geopolitical events and security issues (including terrorist attacks, war, or other armed hostilities);

●	changes in, or impositions of, legislative or regulatory requirements on e-commerce businesses and companies, such as U.S. sanctions laws and regulations, and limitations on our ability to directly own or control key assets, such as overseas warehouses;

●	the legal and regulatory environment in foreign jurisdictions, including with respect to consumer privacy and data protection laws, tax, law enforcement, network security, climate and emissions regulations, trade compliance and intellectual property matters, as well as consumer litigation;

●	tax laws, regulations and treaties, including U.S. taxes on foreign operations and repatriation of funds;

●	difficulties in identifying, attracting, hiring, training and retaining qualified personnel, and overseeing international operations, including the efficient management of our international operations;

●	delays or additional costs resulting from import/export controls, duties, tariffs or other barriers to trade; and

●	currency exchange controls or changes in exchange rates, which could make our pricing less competitive or reduce our profit margins.

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

We rely on a limited number of third-party courier service providers to deliver products to our customers. For the periods of the fiscal years ended December 31, 2023 and 2022, approximately 85.3% and 78.2%, respectively, of our total packages were shipped by our top three third-party courier service providers. Interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party couriers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. As a result, we could lose customers, and our financial condition and market reputation could suffer.

Pandemics or other public health crises, natural disasters, climate change, terrorist activities, and political unrest could adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics or other public health crises, or natural disasters such as hurricanes, earthquakes, tsunamis, fire, drought, rising sea levels, or other severe weather events, whether as a result of climate change or otherwise, could disrupt our business operations, reduce or restrict our operations and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. For example, the COVID-19 pandemic and the various responses to it negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. Any future outbreaks or emergence of new strains of the virus may have an adverse effect on the results of our future operations. Additionally, actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations.

Additionally, the long-term effects of global climate change are expected to be widespread and unpredictable. The potential impacts of climate change present a variety of risks. The physical effects of climate change, such as severe weather conditions, tsunamis, fire, drought, and rising sea levels, could adversely affect our results of operations, including by increasing our energy costs, disrupting our supply chain, negatively impacting our workforce, damaging our distribution centers and inventory, causing disruptions or the complete shutdown of our operations and facilities, and threatening the habitability of the locations in which we operate. In addition to physical risks, the potential impacts of climate change also present transition risks, including regulatory and reputational risks. For example, we use commodities and energy inputs in our operations that may face increased regulation due to climate change or other environmental concerns. Such policies could result in increased production costs including higher energy and raw materials prices, which could negatively impact our financial condition and results of operations. New and evolving regulations on climate and emissions disclosures could cause our expenses to increase.

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

Certain vendors provide a significant portion of our merchandise. In the United States and Canada, for the twelve months ended December 31, 2023, our ten largest suppliers accounted for approximately 71% of the merchandise we purchased. Three of our ten largest suppliers, ASI Corporation, MSI Computer Corporation, and TD Synnex, accounted for approximately 38% of our purchases for the same period. Failure to maintain a positive relationship with these key suppliers could impact our ability to sell to customers the products they want.

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

Our success depends on our ability to attract visitors to our online platforms and convert them into customers in a cost-effective manner. We rely on search engines, social media, shopping comparison sites and other affiliate networks to provide content, advertising banners and other links that direct visitors to our online platforms. As of December 31, 2023, approximately 24% of our website and mobile app visitors were referred to us through paid and unpaid search engine listings, shopping comparison sites and other affiliate networks that provide links to our online platforms. In particular, we rely on search engines, such as Google and Microsoft Bing and social media platforms, such as TikTok, Facebook and Instagram, as important marketing channels. Some of these marketing channels, most notably TikTok, have been subject to various forms of data privacy, regulatory and national security scrutiny, as well as mounting political pressure to potentially limit or restrict the use of such channels. If such efforts to limit or restrict these channels are successful, our ability to engage and interact with existing and potential customers could be significantly limited, which could in turn have a material adverse impact on our business results. Further, if search engines or social media platforms change their search engine algorithms periodically or penalize us for non-compliance with their guidelines while using their algorithms, terms of service, or display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive visitors to our websites and mobile apps. We also sometimes pay these third parties to include or highlight our websites in their search results. If such third parties modify or terminate their relationship with us or increase the price they charge to us, if our competitors offer them greater fees for traffic, or if any free third-party platforms on which we rely begin charging fees for listing or placement, our expenses could rise and traffic to our websites could decrease, resulting in harm to our operations.

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

As of December 31, 2023, approximately 8.6% of our gross merchandise value (“GMV”) was generated by the sale of products fulfilled through third parties. These third parties provide various services on our behalf, including inventory maintenance and order processing. We have no effective means to ensure that these third parties will continue to perform these services to our satisfaction, in a manner satisfactory to our customers or on commercially reasonable terms. Our customers may become dissatisfied and cancel their orders or decline to make future purchases if these third parties fail to deliver products on a timely basis. If our customers become dissatisfied with the services provided by these third parties, our reputation and brand could suffer.

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

We purchase most of the merchandise that we sell directly to customers on our online platforms from manufacturers or distributors. We assume inventory damage, theft, obsolescence, and price erosion risks for our inventory. These risks are especially significant as most of the merchandise sold on our online platforms is characterized by rapid technological change, obsolescence and price erosion. For the year ended December 31, 2023, we recorded inventory write-offs or write-downs totaling $5.0 million, or 0.4% of our cost of goods sold. We may sell obsolete or dated merchandise at a discount or loss. If there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases increase our exposure to inventory obsolescence. Our success depends on our ability to sell our inventory rapidly, purchase inventory at attractive prices relative to our resale value and manage customer returns and the shrinkage resulting from theft, loss, and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to write down or write off substantial amounts of inventory, or sell it at a discount or loss, which could materially and adversely impact our business, financial condition and results of operations.

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

We incurred net losses of $59.0 million and $57.4 million in 2023 and 2022, respectively, and reported net income of $36.3 million and $30.4 million in 2021 and 2020, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, source and sell higher margin products, grow and diversify our supplier base, and optimize our cost structure. We may not be able to achieve any of the above. If we grow and expand our business, our operating expenses may increase further. As a result of the foregoing, we may incur net losses in the future.

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

As we tend to experience higher sales in the fourth quarter, we generally experience an increase in our cash position at year-end, as compared to the first, second and third quarters when sales are lower. Historically, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities) at December 31 of each year. In anticipation of higher sales during the holiday season, we typically begin building up inventory levels in the later part of the third quarter. As a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end. As sales begin to slow in the first and second quarters, inventory levels decrease, inventory turnover lengthens, and accounts payable and cash balances decrease as we pay our vendors. As of the fiscal year ended December 31, 2023 and 2022, accounts payable amounted to approximately $206.6 million and $207.1 million, respectively.

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

We purchase our inventory from vendors on trade accounts typically requiring payment between 30 and 60 days after the date the inventory is shipped to us. As of December 31, 2023, our accounts payable balance was $206.6 million with 56 days of payables outstanding. Our accounts payable balances as of December 31, 2023 represented 41.4% of our liabilities and shareholders’ equity. An adverse change in our vendors’ payment terms and conditions would significantly increase our working capital requirements and have a material adverse effect on our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Since the Merger, we have implemented a variety of measures designed to comply with the rules applicable to public companies in the United States. To the extent these new procedures and policies have not changed historical behaviors that might be inconsistent with the rules and practices regulating a U.S. public company, we could be at risk of violation or poor reporting as a public company. If our directors or executive officers inadvertently fail to identify, review or disclose a new relationship or arrangement causing the Company to fail to properly disclose any related party transaction or in the event that we fail to comply with SEC reporting and internal controls and procedures, we may be subject to securities laws violations that may result in additional compliance costs or costs associated with SEC judgments or fines, both of which will increase our costs and negatively affect our potential profitability and our ability to conduct our business. These public reporting requirements may require us to obtain outside assistance from legal, accounting or other professionals that may increase our costs of doing business.

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

As of December 31, 2023 and 2022, approximately 65% and 71% of our products that were sold through our platforms, both direct sales and marketplace, were manufactured in China, respectively. U.S. government actions since 2018 have imposed greater restrictions and economic disincentives on international trade impacting imports and exports. The U.S. government has adopted changes, and may adopt further changes, to trade policy and in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It imposed additional tariffs on certain foreign goods, including steel and aluminum, semiconductor manufacturing equipment and spare parts thereof, and has amended export regulations regarding sales to companies on the U.S. Entity List, and the export of semiconductor manufacturing equipment and advanced semiconductor technology and commodities to a range of countries, including China. These changes prohibit the sale and other transfers of U.S. origin and foreign produced direct products that are manufactured using controlled U.S.-origin and controlled equipment, technology, and software located outside the United States to certain companies on the U.S. Entity List and to targeted companies. These regulations continue to evolve and have impacts on international supply chains that Newegg relies on for some of its products.

Examples of other actions include tariffs on steel and aluminum product imports announced by the U.S. Department of Commerce in March 2018, the scope of which increased in February2020. Despite agreements reached with the European Union and other steel exporters, the steel and aluminum tariffs remain in place with respect to imports from China. Additional actions include tariffs between 7.5% and 25% on certain products that originate in China announced by the United States Trade Representative (“USTR”) between June 2018 and September 2019 following an investigation under Title III of the Trade Act of 1974, 19 U.S.C. §§2411-2420 (“Section 301”). These Section 301 tariffs cover over $350 billion worth of goods imported from China, including certain semiconductor equipment and parts originating in China that are sold by Newegg or used in our business in the United States.

In 2020, a group of importers challenged a portion of these tariffs on the basis that the USTR was acting outside of its statutory authority when it increased the scope of the tariffs. On March 17, 2023, the U.S. Court of International Trade upheld the List 3 and List 4a tariffs and rejected statutory and administrative arguments brought by plaintiff importers. The litigation is on appeal before the U.S. Court of Appeals for the Federal Circuit and a final decision is expected in late 2024 or early 2025. Separately, in September 2022, the USTR renewed the tariffs after receiving requests for extension from representatives of domestic industries in favor of retaining the tariffs. USTR is currently considering public comments on the impact and effectiveness of the tariffs as part of a statutorily-required review process.

In 2022, the U.S. Congress enacted the CHIPS and Science Act, Pub. L. No. 117-167 (“CHIPS Act”). The CHIPS Act may increase costs for Newegg in several ways. First, the law prevents CHIPS Act funding recipients from using the funds to engage in any joint research or technology licensing efforts with foreign entities of concern, which may increase the costs of certain products. The CHIPS Act also may also cause China to take retaliatory action against the United States, which could disrupt supply chains or increase the costs of certain products.

For the last several years, the U.S. Department of Commerce has issued a large and evolving set of amendments to its Export Administration Regulations that have (1) expanded the list of parties with whom we cannot do business, (2) eliminated the applicability of certain license exceptions for exports to countries we do business in, (3) imposed significant licensing requirements on the exports of some of our products to others, and (4) imposed new restrictions on the export of commodities and technology used in development, production, and use of certain semiconductor manufacturing equipment, advanced integrated circuits, and advanced computing applications. These changes have significantly expanded export license requirements for U.S. companies that sell certain advanced computing and related equipment to counterparties located in or headquartered in China and other countries. They have also impacted from where and from which suppliers companies like Newegg can source different inputs for its products.

Changes in U.S. trade policy could result in one or more U.S. trading partners adopting responsive trade policy making it more difficult or costly for us to source certain inputs for our products and to export our products to certain countries. Any of the measures outlined above can result in increased costs for goods imported into the U.S. This in turn could require us to increase prices to our customers, which may reduce demand or, if we are unable to increase prices, result in lowering our margin on goods and services sold. To the extent that trade tariffs and other restrictions imposed by the U.S. increase the price of semiconductor equipment and related parts imported into the U.S., the cost of our materials may be adversely affected and the demand from customers for products and services may be diminished, which could adversely affect our revenues and profitability. See “— Newegg’s Business Model” for more information about direct sales and marketplace.

We cannot predict future trade policy, the terms of any renegotiated trade agreements or additional imposed tariffs and their impact on our business. Moreover the evolving nature of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, have the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

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

As of December 31, 2023, we had 932 full-time employees, of whom approximately 61% were located in the United States, 32% in China, 5% in Taiwan, and 2% in Canada and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, Newegg is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

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

The shares of our common stock owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2024 was RMB150 million in RMB-denominated loans plus USD$66.5 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loans are in default in a final, non-appealable judgment. On December 19, 2022, Digital Grid, BOC, Newegg, and Hangzhou Lianluo entered into a supplemental agreement (the “Supplemental Agreement”) to agree upon procedures to temporarily remove BOC’s lien on Digital Grid’s Newegg Common Shares to enable their sale and use of proceeds to repay BOC.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of December 31, 2023 was approximately RMB485 million. Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the court has ruled in a court judgment that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one of such loans.

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

Stock markets in general and our share price in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our company. These broad market fluctuations may adversely affect the trading price of our common shares. In particular, a large proportion of our common shares has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our common shares, further influencing volatility in its market price. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our common shares to fluctuate, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares.

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity) and Mr. Fred Chang control approximately 58.7% and 32.9%, respectively, and 91.6%, collectively, of the voting power of our issued and outstanding common shares. They will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity) and Mr. Fred Chang control approximately 58.7% and 32.9%, respectively, of the voting power of our issued and outstanding common shares, and 91.6%, collectively, as of December 31, 2023. Additionally, Mr. Zhitao He and Mr. Fred Chang, both of whom serve as our directors, will be able to exercise substantial influence over our business and operations. They may also have a conflict of interest with our other shareholders. Where such a conflict exists, our other shareholders will be dependent upon Mr. He, Mr. Chang, and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. He and Mr. Chang will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

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

Digital Grid and Mr. Fred Chang, who beneficially own approximately 58.7% and 32.9%, respectively, of our total voting power, have the right to appoint four directors and three directors, respectively, with Mr. Fred Chang acting as a “Minority Representative” selected by a majority of the Legacy Shareholders (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), who collectively own approximately 34.5% of our total voting power as of December 31, 2023. The number of directors that Digital Grid and the Minority Representative are entitled to appoint will decrease proportionately with the decrease of the respective voting power of Digital Grid and the Legacy Shareholders. Any director positions which neither Digital Grid nor the Minority Representative is entitled to appoint shall be appointed by the remaining directors, or by any other means allowed under the Amended and Restated Memorandum and Articles of Association.

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

Our common shares are traded and listed on Nasdaq under the symbol “NEGG.” However, there is no assurance that we will be able to continue to maintain compliance with Nasdaq continued listing requirements. The Nasdaq Listing Rules require, among other things, that listed securities maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and failure to meet the Minimum Bid Price Requirement within specified compliance periods following receipt of a deficiency notice may result in delisting. For example, on November 6, 2023, we received a letter from Nasdaq notifying us that we were not in compliance with the Minimum Bid Price Requirement, which was subsequently cured on December 12, 2023. As of December 31, 2023, our common stock closed at a price of $1.26 per share. If we fail to comply with this, or any other, Nasdaq Listing Rule, our common shares may lose their status on Nasdaq and they would likely be traded on the over-the-counter market, including the Pink Sheets market. As a result, selling our common shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may not arise. In addition, in the event our common shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our common shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our common shares. Such delisting from Nasdaq and continued or further declines in our common share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

We are a leading technology-focused e-commerce company in North America and ranked No. 1 as the global top electronics online Marketplace according to Web Retailer’s report as of April 2023, as measured by an average of 16.9 million visits per month in 2023. Since 2005, we have recognized GMV of approximately $42 billion and have processed over 193 million orders. In 2023, 2.5 million buyers purchased over 436,000 items from us, making us one of the largest e-commerce businesses in the United States. In 2023, we offered more than 6 million SKUs for sale on our platform, representing over 35,000 brands in the IT, consumer electronics and other related categories. We offer brands and sellers a wide range of options to sell through our platform, as well as services that we offer to help make their online businesses more efficient and effective. Our Direct offering allows brands to sell directly to us and we manage the inventory and transaction directly with our consumers. Our Marketplace offering allows brands to leverage our platform, buyer audience and e-commerce solutions in order to generate sales on the Newegg platform.

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

Customers

We have built a large, highly engaged and loyal customer base. As of December 31, 2023, we had over 2.5 million active customers, defined as a unique customer ID with at least one item purchased on our platforms in the past 12 months.

Our core customers include both our business-to-consumer (“B2C”) customers and our business-to-business (“B2B”) customers. See “Our Business Models” for more information about our B2C and B2B businesses.

We believe that we offer the following compelling value propositions to our customers:

●	Wide range of technology-focused products. With approximately 6.2 million SKUs and 1,595 categories as of December 31, 2023, we are viewed by our customers as a one-stop shop for a vast selection of technology products, ranging from brand-name IT/CE products and in-house brands of computer hardware to peripherals under our private labels. Our extensive product offerings enable us to meet the diverse needs of a group of sophisticated customers, which is difficult for brick-and-mortar retailers to match due to shelf space constraints.

●	Data-driven shopping experience.

o	Content-rich, user-friendly interface. Our platforms are user-friendly and easy to navigate, with features enabling customers to easily discover new products and trends, such as intelligent product recommendations and curated, personalized content supported by data and analytics. We also empower customers to make informed purchasing decisions by offering customized, AI-enabled shopping features, such as an AI shopping assistant and a PC builder which leverages AI to understand a customer’s intended system design configuration, detailed product information, customer opinions, peer reviews, product tutorials and the opportunity to network with other members of the Newegg community. We operate in-house video production that generates original content to engage and inform customers, and we continue to enhance these capabilities in order to produce more and better content. Our platforms also provide an extensive portfolio of user-generated content, including over 4.8 million reviews as of December 31, 2023.

o	Timely, secure and reliable fulfillment. Leveraging our reliable logistics network and infrastructure, we are able to maintain a high level of shipping accuracy and reliability and timely delivery. See also “— Logistics and Fulfillment.” As of December 31, 2023, we achieved, for orders directly fulfilled by us, an over 99.9% average delivery accuracy rate, which is a measure of orders that are delivered with the correct contents and to the correct address as a percentage of total orders, a 95.8% one-business day fulfillment rate in the United States and Canada if ordered prior to our 2:00 p.m. local time order cut-off, and a 98.8% two-business day fulfillment rate in the United States and Canada.

●	Vibrant community of tech-savvy customers. While expanding our range of product offerings, we continue to maintain a large and vibrant community of tech-savvy customers, providing inspiration for visitors to discover new technology trends and products and valuable decision-making intelligence typically not found at traditional retailers. We have continued to offer additional functionalities to foster this community by operating Newegg Media Services, which produces Unbox This, Newegg Live, and many other original video and editorial content platforms, where like-minded technology enthusiasts can get information about Newegg and technology products.

●	Competitive Offerings.

o	Competitive Pricing. We are able to offer competitive pricing across a broad range of categories because of our scale, strong supplier and Marketplace seller relationships, and our ability to maintain a cost-efficient infrastructure. Our experienced product management team leverages data to cost-effectively match demand with supply, minimize inventory and reduce infrastructure costs associated with brick-and-mortar retailers. We are also able to find optimized pricing points by leveraging our data and analytics capabilities and by monitoring our major competitors’ pricing trends.

o	Flexible payment options. We accept a variety of payment options and have sought to add new payment methods to cater to the needs of our customers. We also offer open-term accounts for business and public sector customers. For example, in response to increasing customer demand, we introduced Bitcoin payment solution in 2014 and Apple Pay in 2016. In late 2020, we also started offering a Pay-in-4 program, where customers are given the freedom and flexibility to spread their payment in four interest-free installments. See also “— Payment.”

Marketplace Sellers

On our Newegg Marketplace, third-party sellers offer their products to our customers through our platforms and pay us commissions on their sales. See “— Our Business Models — Marketplace” for more details. Our Newegg Marketplace has over 8,000 sellers, approximately 6.1 million SKUs and over 1,500 categories as of December 31, 2023.

We are a business enabler for our Newegg Marketplace sellers in many ways. We believe that our Marketplace sellers choose to partner with us not just because we offer a large online sales channel, but also because we deliver the following additional value:

●	Scaled access to technology-focused consumers. Our Marketplace connects sellers, whether brand owners or retailers, to a large and growing customer base, the majority of whom are tech-savvy, in more than 20 countries and regions as of December 31, 2023, without expanding their physical footprint. In 2023, approximately 1.0 million active customers purchased $369.7 million in gross merchandise value from our Marketplace business. In addition to consumers, our Newegg Marketplace also provides smaller vendors and retailers with access to profitable B2B opportunities that would otherwise be difficult to reach due to the challenges associated with providing specialized support for business’ purchasing needs.

●	Access to premium e-commerce solutions. Sellers generally face high barriers entering the e-commerce market, including logistics and scalable economics. Our Marketplace addresses these challenges by providing sellers with a comprehensive suite of e-commerce solutions, including an API-enabled portal, on-site promotions, a curated marketing program, and fulfillment and delivery services. Particularly, we provide Marketplace sellers with valuable data insights, which help them to market their products more effectively, generate additional traffic and increase conversion.

●	Human touch. Our Marketplace is a key component of our ecosystem. Since we launched our Marketplace model in 2010, we have carefully nurtured our relationships with Marketplace sellers and have invested in their success, which we believe drives our continued growth in the long run. For example, we assign dedicated account managers to qualified sellers to help them tackle the variety of challenges associated with operating a virtual storefront.

Brand Partners

We are a trusted partner and a go-to channel for many leading technology product brands and are increasingly establishing partnerships with brands in a growing number of adjacent product categories. As of December 31, 2023, we sourced merchandise from over 2,580 brand partners for our direct sales business, and featured the official online stores of a number of brand partners, including some of the most well-known brands such as AMD, Asus, Gigabyte, HP, Intel, Lenovo, Meta Quest, Microsoft, MSI, Nvidia, and Samsung.

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

The following chart sets forth our business models:

B2C

We have maintained a B2C business since launching our e-commerce platform in 2001. With a focus on selling IT/CE products, our B2C business has expanded to include an increasingly wide range of products. Our selection spans emerging technology categories such as virtual reality, video game consoles and digital games catering to the e-sports segment, wearable devices for health and fitness enthusiasts, home appliances and smart home automation solutions, as well as software, networking equipment, gaming accessories, home office furniture, headphones and portable devices, home video systems, cell phones, home audio, and surveillance products.

Our B2C customers consist primarily of sophisticated IT professionals, gamers, do-it-yourself technology enthusiasts and early technology adopters who generally occupy a well-educated, affluent, and IT trendsetting demographic with relatively high purchase frequency and strong willingness to embrace technology trends and try new products. We believe our success is built upon our ability to cater to the preferences, tastes and habits of this demographic. As of December 31, 2023, we served customers in the United States, Canada and over 20 additional countries and regions through our Newegg.com, Newegg.ca and Newegg Global platforms. For details of these platforms, see “— Our Platforms — B2C Platforms.” Our B2C operations generated GMV of $1.4 billion and $1.7 billion for the years ended December 31, 2023 and 2022, respectively.

B2B

With a focus on providing office and IT equipment, NeweggBusiness.com offers our B2B customers access to our extensive product assortment and account managers with expertise in sourcing technology for business and processing industry specific requirements. Our B2B operations generated GMV of $325.6 million and $379.5 million for the years ended December 31, 2023 and 2022, respectively.

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

Direct sales is a significant driver of our business, generating approximately 74.2% of our GMV for the year ended December 31, 2023. The success of our direct sales business depends largely upon our ability to secure a broad selection of products from suppliers at competitive costs. Since the commencement of our operations, we have sought and cultivated deep, longstanding relationships with some of the biggest IT brands in the world and many of the largest, most important IT distributors. We continuously seek to build similar relationships with suppliers in new and emerging categories and geographies. Due to our strong supplier relationships and our purchasing volume, we are able to obtain favorable pricing, early allocation of new products, preferential allocation of products in shortage, and funding for product promotion and cooperative marketing. We also enjoy exclusive arrangements with certain suppliers where we are able to offer highly demanded products exclusively on our platforms. For more information about merchandise sourced for direct sales, see “— Merchandise Sourcing.”

Marketplace

Our Marketplace operations enable customers to discover and purchase products from qualified third-party sellers from over 40 countries and regions globally as of December 31, 2023. As of December 31, 2023, our Marketplace consisted of over 3,100 active sellers based in the United States, over 3,900 active sellers based in China, and over 900 active sellers coming from other countries. Our Marketplace sellers pay us commissions on their sales, with published commission rates varying from 8% to 15% according to product category. We also charge membership fees for the additional value-added services and tools that we provide to sellers based on their enrollment.

Our Marketplace operations consist of the Newegg Marketplace that launched in 2010, the Newegg B2B Marketplace, and the Newegg Canada Marketplace that launched in 2014. As of December 31, 2023, our Marketplace connected B2C and B2B customers to over 8,000 third-party sellers offering approximately 6.1 million SKUs. Our Marketplace offers a variety of product categories, including emerging smart home automation, VR, lifestyle electronics, health and beauty technology products and houses online stores of some of the most well-known brands in the technology industry, such as Dyson and Lenovo.

While we encourage Marketplace sellers to offer the most attractive prices, they have the flexibility to price the products sold through our Marketplace. Due to our partnership, unique customer base, scale and large visitor traffic, some of the Marketplace sellers also set aside exclusive offers, promotion, and product supplies for us and offer some of the best offers tailored specifically to our customers. We have a rigorous process in place to assess our Marketplace sellers. We select Marketplace sellers based on a number of factors, including service level, logistics capability, operational efficiency, category focus, sales volume, brand assortment, customer rating and market reputation. We also require third-party sellers to meet our strict standards and protocols in terms of product authenticity, customer service, and delivery and fulfillment so that customers are confident that they receive the same level of buying experience and customer service that they expect when buying directly from us. To help deliver a high-quality customer experience, we utilize a variety of quality control and fraud prevention techniques in order to identify and remove non-conforming products and sellers from our Marketplace. See also “— Customer Service and Support — Marketplace monitoring.”

Merchandise Sourcing

As of December 31, 2023, we offered approximately 6.2 million SKUs across our platforms, consisting of over 103,100 direct sales SKUs sourced from at least 330 suppliers globally and approximately 6.1 million SKUs on our Marketplace from over 8,000 third-party sellers globally. As of December 31, 2023, approximately 60.6% of our direct sales inventory was purchased directly from manufacturers, 36.7% from distributors and 2.7% from other sources. As of December 31, 2023, the 10 largest suppliers, whom we have worked with for over a decade, accounted for 71% of the merchandise we purchased for direct sales.

The table below shows our major product categories offered through our platforms and their selected featured brands:

Category	Products	Selected Featured Brands
Computer System	Desktops, laptops, gaming laptops, peripherals and accessories	Asus, MSI, HP, Lenovo, Acer, Microsoft, Samsung, LG, Gigabyte, Logitech
Components	CPU/processors, graphic cards, motherboards, storage devices and computer accessories	Intel, AMD, Asus, MSI, Corsair, Gigabyte, ASRock, Western Digital, Seagate, Samsung, G.Skill
Others	Software, virtual reality, gaming consoles, networking, digital games, home appliances, gaming desks/chairs and TVs	Meta, PlayStation, Samsung, Dyson, Netgear, LG, Nintendo, H&R Block, Adobe

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

Private Labels

We currently offer two private label brands on Newegg.com: Rosewill, which is focused on offering computer components and accessories, gaming peripherals and home electronics, and ABS, which offers high-end gaming PCs for consumers, on Newegg.com. We leverage our data and insights from customers and activity on the platform to determine products and features to focus our investment. Our private label assortment is primarily focused around categories where we believe that we can compete at higher than average margins while delivering cost effective, high quality options to our customers. We offer our Rosewill and ABS products across our platforms and on other e-commerce platforms, such as Walmart, Amazon, and eBay.

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

Marketing Services

In 2020, we began rolling out the first of our marketing services for Newegg Marketplace sellers. We offer flexible marketing packages consisting of advertising sales, event organization, and other marketing campaigns to our brand partners. We help brands reach a potential audience by leveraging our online portals, marketing affiliates and promotional emails. We help our brand partners and Marketplace sellers design marketing activities with highly effective cost of sales. In addition, our Newegg Media team also provides social media and video content service offerings to market our brand partners to millions of social fans across various internet platforms, including Facebook, TikTok, X, YouTube and Instagram through live stream shopping, video content, and engaging social posts by offering promotions, sweepstakes, and reviews in order to maximize our brand partners’ exposure.

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

B2C Platforms

●	Newegg.com. Launched in 2001 in the United States, Newegg.com is our first online platform and currently our flagship e-commerce platform. Newegg.com offers a typical range of IT/CE categories with the continuous addition of emerging categories such as virtual reality, video game consoles and digital games catering to the e-sports segment, wearable devices for health and fitness enthusiasts, home appliances and smart home automation solutions, as well as software, networking equipment, gaming accessories, home office furniture, headphones and portable devices, home video systems, cell phones, home audio and surveillance products. While Newegg.com operates predominantly as a B2C e-commerce platform, Newegg.com supports both direct sales, where we sell merchandise directly to customers, and the Marketplace model where third-party sellers offer their inventory to our customers. As of December 31, 2023, Newegg.com fulfilled orders originating from various countries, mostly in North America.

●	Newegg.ca. We launched Newegg.ca in 2008 to sell IT/CE products in Canada with a business model similar to that of Newegg.com. Newegg.ca is a leading e-commerce platform focusing on IT/CE products in Canada, with approximately 2.0 million registered accounts, and GMV of $129.6 million for the year ended December 31, 2023 and $159.3 million for the year ended December 31, 2022. Currently, nearly half of orders on Newegg.ca are fulfilled from our warehouses. We also deliver to our Canadian customers via Shipped by Newegg or other third-party shipping companies. Orders for merchandise offered by Canada-based Marketplace sellers are fulfilled locally by such sellers in Canada as well.

●	Newegg Global. We launched Newegg Global in 2017 to expand our footprint in the global e-commerce market. Newegg Global currently fulfills orders originating from 20 countries or regions. Newegg Global had over 1.2 million registered customers outside North America as of December 31, 2023.

●	Mobile apps. Since the launch of our first mobile app in 2008, we have accumulated millions of downloads of our mobile apps. We currently have a mobile app for Apple devices and for Android devices, and we launch updated versions of our apps periodically. We have also developed live-streaming shopping features that enable our customers to engage in real time product discovery through media channels such as Newegg Live and TikTok. For more details, see “— Technology — Our IT Capability — Mobile site and apps.”

B2B Platforms

In 2009, we launched NeweggBusiness.com, a site that currently supports substantially all of our B2B operations. Over the years, we have built NeweggBusiness.com into a dedicated B2B e-commerce platform offering a full range of IT, office and industrial products and solutions with a wide customer base ranging from government agencies, healthcare institutions, and education institutions to other businesses of all sizes. NeweggBusiness.com supports both direct sales and a B2B Marketplace that connects our B2B customers with over 1,680 third-party sellers globally.

Other Platforms

In addition to the major Newegg platforms discussed above, we also operate Newegglogistics.com, a platform dedicated to providing reliable logistics and supply chain solutions through 3PL operations. For details of Newegg’s 3PL services, see “— Our Business Models — Supply Chain Third-party (3PL) Services.”

Logistics and Fulfillment

We have a reliable logistics network and infrastructure designed to prioritize timely and accurate shipment of large quantities of orders. This has allowed us to deliver over 22,850 parcels per day on average, with an average accuracy rate of over 99.9%, a 95.8% one-business day fulfillment rate in the United States and Canada if ordered prior to our 2:00 p.m. local time order cut-off and a 98.8% two-business day fulfillment rate in the United States and Canada, as of December 31, 2023.

We stock and ship the vast majority of our direct sales products. Fulfillment of orders from our Marketplace is executed by the sellers except for orders shipped through our Shipped by Newegg services, where the items will be shipped from one of our warehouses.

Our logistics and fulfillment infrastructure and capabilities include:

●	Warehouses. We believe the best approach in serving our customers is to maintain reasonable inventory levels and to ship directly from our own inventory. As of December 31, 2023, we operated seven strategically located fulfillment centers, including six warehouses located in North America and one in China, covering more than 1.5 million square feet in total. We maintain regional warehouses in Southern California, Indiana, Georgia, and Ontario, Canada to fulfill customer orders in the United States and Canada. The geographical placement of our warehouses in North America enables us to reach approximately 96% of the North American population in two business days.

●	Cooperation with reliable logistics service providers. We capitalize on a robust transportation framework that connects international air and sea transport, domestic over-the-road carriers, and last-mile delivery to residential consumers such as United States Postal Service, Purolator, and UPS. We have also engaged and are working with multiple logistics partners to offer a wide array of flexible delivery options.

●	Virtual fulfillment. We ship certain products to customers directly from vendors and distributors who meet our quality fulfillment standards without going through our warehouses, a practice which we refer to as virtual fulfillment. Virtual fulfillment is fully utilized to broaden our product assortment and avoid loss of sales when SKUs are out of stock. In the United States, virtual fulfillment accounted for approximately 8.4% of direct sales for the year ended December 31, 2023.

Our logistics and fulfillment focus on reliable, efficient, and flexible delivery.

●	Reliability. We have a reliable technology platform and order process for our fulfillment operation. Each order is verified at least twice before being shipped. Customers can track the shipping status of their purchases through links to our email and/or our websites and mobile applications. Our inventory management and tracking also have redundant capabilities to enable each facility, if necessary, to fulfill most of our direct orders. This redundancy could allow us to continually fulfill most orders, albeit less efficiently, as long as a single warehouse is operational.

●	Efficiency. We have a well-designed, fully customized, warehousing management software system that is adopted by all warehouses, featuring smart categorization of inventory assortment in various warehouse locations to maximize logistics efficiency. When we order product from a supplier, we track the receipt of the merchandise and can “material optimize,” or direct, the inventory to a specific warehouse to match customer demand in a geographical area; when a purchase order is received, we match the order to our inventory and distribute a specific order fulfillment assignment to one or more warehouses for processing. We use automated warehouse order fulfillment systems, such as “Goods-to-Person” (GTP) picking and “Autonomous Mobile Robot” (AMR) robotic picking to allow our warehouse staff to fulfill orders efficiently.

●	Flexibility. Our customers may choose from various date options for order delivery, for which our system will select the most economical shipping method, from basic ground shipping to expedited overnight shipping, to meet our delivery commitment. We have continuously optimized our available delivery options to upgrade the shopping experience of our customers.

Customer Service and Support

We have built our brand on the principle of superior customer service. We provide high-quality customer service and support throughout our customers’ entire engagement with us, from purchase to returns.

●	Customer service. Our in-house customer service staff are trained to resolve customers’ inquiries as quickly as possible. We currently operate customer service centers in California and Texas, focusing on serving North American buyers. Our customer service representatives are available by phone, live-chat, chatbot or email. We have also been making investments in artificial intelligence and machine learning technologies, such as ChatGPT, to enhance our chatbot functionality and better serve our customers.

●	Marketplace monitoring. When customers purchase items from our Marketplace sellers, we make them confident that they receive the same level of customer service they expect from our direct sales. With that in mind, we closely monitor the performance of our Marketplace sellers to monitor compliance with Newegg Marketplace rules, have a reliable logistics network, provide customers with quality customer support, ship orders on time, and respond to customer queries in a timely fashion. We have adopted a zero-tolerance policy on counterfeit products and have rules in place to take down allegedly counterfeit or pirated products and disqualify sellers selling counterfeit or pirated products. For more information, see “Risk Factors — Risks Related to Newegg’s Business — Our reputation and business may be harmed if we or our Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items.”

●	Newegg Marketplace Guarantee service. We also offer a special customer service program, Newegg Marketplace Guarantee, for Marketplace orders. With Newegg Marketplace Guarantee, if a Marketplace seller fails to reimburse the customer for products that are damaged, defective, not received by customer, or materially different from what was displayed on our platform by that seller, the customer can submit a claim directly to us and may be eligible for reimbursement of the purchase price of any product they purchase from a Newegg Marketplace seller.

●	Return policy. Our standard “Hassle Free” return policy generally allows most items that are directly sold and shipped by us to be returned within 30 days of the delivery date for a full refund or replacement. Restocking fees are waived for all items.

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

●	B2C payment options. We offer various mainstream online payment options to customers on our B2C platform, including credit cards, debit cards and prepaid gift cards. We offer customers the opportunity to pay for items purchased on our platforms with the Newegg Store Credit Card, a private-label credit card that Newegg launched in partnership with Synchrony Financial, a U.S. consumer financial services company. Newegg Store Credit Card has a revolving credit line and offers numerous attractive financing options, which we believe improves customer loyalty and purchase frequency and results in increased sales. We also allow customers to use Bitcoin, Bitcoin cash, and other cryptocurrencies to pay for purchases made on our platforms through our third-party payment service provider, BitPay, who converts and settles all transactions to U.S. dollars in real time. In late 2020, we started offering “Pay in 4” payment option that allows customers to pay in four interest-free installments within a six-week timeframe. This payment option is offered through Zip. We also allow our customers to pay at their own pace for up to a period of 24 months through Affirm.

●	B2B payment options. B2B customers can make payment during checkout or request credit and pay on terms via the above-mentioned online payment options or via ACH, wire transfer, or bank check. We also offer open-term accounts for business and public sector customers. In most cases, the payment term that we grant to our B2B customers is 30 days.

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

Referral

We benefit significantly from word-of-mouth referrals and positive product reviews, and we believe our reputation as a one-stop–technology shop has led to strong word-of-mouth promotion, especially among the technology-savvy. We have efficient customer acquisition strategies, because the majority of our web traffic is free. Free traffic includes mobile apps, email & SMS, social media, and brand mentions, reviews and shares. Paid traffic includes affiliate marketing, sponsorships, influences, connected TV, and paid searches. In 2023, 90% of traffic was free, as compared to the paid traffic of 10%.

Online Marketing

We conduct the majority of our marketing efforts online through targeted marketing via affiliates, search engines, promotional emails, social media traffic, targeting and personalization, and online promotion campaigns.

●	Paid search engine marketing. Search engine marketing is an important driver of our traffic and customer acquisition. For the year ended December 31, 2023, our spending on paid search engine marketing represented approximately 57% of our total marketing spending and 5% of total traffic to Newegg’s websites, including desktop, mobile, and app traffic. We bid for specific keywords and products on search engine sites, such as Google and Microsoft Bing, for optimum visibility in the displayed results. Our broad and evolving product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. We also use sophisticated software to strategically manage our keyword and SKU-level bids to maximize marketing performance at an efficient rate.

●	Affiliate marketing. We also engage in affiliate marketing programs where we offer affiliated websites commissions for sales resulting from directing customer traffic to our websites through embedded hyperlinks. Such affiliates are typically deal sites that advertise retailer deals to their audiences. Affiliate marketing is our second largest paid marketing channel and represents approximately 32% of our total marketing expense for the year ended December 31, 2023.

●	Personalized email marketing efforts and customer retargeting. Our personalized email marketing efforts and customer retargeting strategies are based on customers’ on-site behavioral data and purchase history data. Whether customers are undertaking a project, seeking deals, or simply exploring, we tailor our targeted emails to align with their specific needs and interests.

●	Other online marketing channels. Other online marketing channels include click-through based advertising on publishers’ sites, targeted messages, email distribution, banner advertisements on high-traffic portals, social networking via major social media sites and our own branded portal, and onsite promotions and cross-selling opportunities on our websites.

Offline Marketing

We also devote marketing resources to various offline formats, including hosting or exhibiting at live events, including trade shows, conferences and various industry and consumer networking events.

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

We currently have one company-owned data center in City of Industry, California and three co-location data centers at facilities in Los Angeles, California, and New Jersey to provide redundancy for our e-commerce data. We maintain approximately 1,242 servers stored in our data centers and approximately 268 network devices. Our IT infrastructure enables us to support over 90 million page views per day and provides the capability to process up to 0.93 million orders per day. Our platform obtained PCI Level 1 certification in 2010.

Our IT Capability

●	Websites. Our website incorporates proprietary technology internally developed on a primarily Microsoft.NET platform. It provides product descriptions, search and ordering functionalities, and product reviews.

●	Mobile site and apps. Customer activity on mobile devices is growing, and we are investing significantly in mobile technology to increase sales to customers using mobile devices. Our mobile app aims to create a convenient shopping experience for our customers by, for example, enabling users to save their profiles and payment information for future purchases.

●	Data and analytics. Data collected from our operations, including inventory data, behavioral and transactional data and pricing data, are housed in our data centers. We have deployed commercial business intelligence software to analyze this data and improve the shopping experience. We apply various AI capabilities and deep learning technologies across our platforms to enhance the shopping experience. Our sophisticated user behavior analysis system leverages our large customer database to create customized product recommendations, allowing us to efficiently acquire new customers and increase sales. Also, we have leveraged our AI capabilities to allow category extraction for different products based on the unstructured content and images, the results of which have been used to provide miscategorization correction and site search relevancy improvement.

●	Inventory management. Our supply chain management system includes price optimization, inventory balancing, and inventory forecasting and other subsystems. It enables effective sales forecasting and inventory management that increases the efficiency of our supply chain and helps us control costs. Our inventory availability is coordinated through our technology platform. We have added functionality to update our platforms on a real-time basis when items become out of stock in our fulfillment centers. This feature limits the number of orders placed for out-of-stock items, allowing us to better manage aging inventory and minimize customer dissatisfaction by eliminating backorder merchandise.

●	Transaction management. We have developed and deployed a scalable back office platform that allows us to monitor transactions and changes to financial data as well as provide our management with daily updates. We utilize both proprietary and third-party applications for accepting and validating purchase orders, placing and tracking orders with suppliers, managing inventory and assigning it to purchase orders, and ensuring proper shipment of products to customers.

●	Fulfillment management. We have software for our fulfillment operations that tracks customer orders from placement through packing and shipping. We have installed sophisticated, “pick-to-light” conveyor systems and associated software and are making investments in new warehouse robotics technology. We have also developed software modules that efficiently manage the sorting and picking process of our products. Our systems are integrated with those from our primary U.S. shipping partners to facilitate tracking of the orders after shipment.

●	Anti-fraud monitoring. Online fraud is a constant threat to the security and reliability of e-commerce retailers. We work with third-party vendors to monitor our network security devices and secure our online payment systems. We have developed proprietary tools in-house to monitor our online traffic for suspicious activities. Our websites have earned certifications from organizations and agencies like Tevora, based on our meeting of their information protection and fraud prevention standards.

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

C.	Organizational Structure

See Exhibit 8.1 for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

Our Facilities

As of December 31, 2023, we leased the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location	Lease Expirations
Corporate office facilities	44,440	North America	01/31/2025 through 12/31/2025
Corporate office facilities	19,817	China	03/26/2025 through 8/31/2025
Corporate office facilities	8,146	Taiwan	Through 04/30/2024
Fulfillment and warehouse operations	1,414,478	North America	05/31/2024 through 09/30/2034

As of December 31, 2023, Newegg owned the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location
Corporate office facilities	81,796	North America
Corporate office facilities	391,367	China
Corporate office facilities	50,674	Taiwan
Leased warehouse facilities	109,469	China

Our corporate headquarters is located in the City of Industry, California. In June 2023, we purchased a tenant-occupied office building in Diamond Bar, California, which we intend to utilize as our new headquarters beginning in the second half of 2024. We also lease additional corporate office facilities and fulfillment and warehouse operations throughout North America, principally in California, Indiana, and Georgia in the United States, and Toronto in Canada. Outside of North America, we also own or lease corporate office facilities principally in China and Taiwan. We own warehouse facilities in Shanghai, China that are currently leased to third party tenants. Our Asia headquarters is in Shanghai. We also periodically evaluate our facility requirements as necessary and believe our existing and planned facilities will be sufficient for our needs for at least the next 12 months.

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

Overview

Newegg is a leading technology-focused e-commerce company in North America, and ranked as the number one online marketplace in the electronics product category according to Web Retailer, based on an estimated 16.9 million website visits for the month of April 2023. Through Newegg.com, our flagship retail site, and other online platforms, we connect our global customer base to a wide and increasing assortment of tech products and a massive pool of brands, sellers, suppliers, manufacturers, distributors, and third-party service providers.

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

Factors Affecting Newegg’s Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Newegg’s ability to grow our customer base and increase their engagement level

We monitor the following key operating metrics to evaluate our user traffic and the engagement of our customer base.

	For the Year Ended December 31,
Key Operating Metrics:	2023	2022	2021
Number of active customers(1)	2.5 million	2.7 million	3.5 million
Repeat purchase rate(2)	29.2%	31.3%	31.9%
Average order value(3)	$379	$411	$442

Note:

1.	Active customers as of a given date are calculated by unique customer ID with at least one transaction purchased on our platforms during the relevant 12-month measurement period.

2.	Measured by the percentage of customers who made at least two purchases on Newegg platforms during the relevant 12-month measurement period.

3.	Calculated by dividing sales volume by number of transactions during the relevant 12-month measurement period.

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

Newegg’s product mix

We offer a wide range of technology products from a broad mix of brands and sellers. As of December 31, 2023, we offered approximately 6.2 million SKUs across over 1,595 categories. Products are offered on our online platforms across a range of types, brands, and price points. We believe that customers are attracted to our online platforms primarily by the breadth and depth of our product offerings, a critical component of our ability to increase sales and drive long-term profitability.

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

For the years ended December 31, 2023, 2022, and 2021, our Newegg Marketplace generated GMV of $369.7 million, $552.2 million, and $742.4 million, respectively, and accounted for approximately 20.4%, 25.1% and 24.5%, respectively, of our total GMV. During the same periods, our Newegg Marketplace generated net sales of $32.3 million, $47.0 million, and $63.5 million, respectively, and accounted for 2.2%, 2.7%, and 2.7%, respectively, of our total net sales. The decrease in GMV and net sales in our Marketplace business for the year ended December 31, 2023 versus prior years is primarily due to a decrease in consumer demand, but also partially attributable to a significant year-over-year reduction in the number of Marketplace sellers and SKUs due to quality control and fraud prevention initiatives, as well as category consolidation initiatives designed to streamline our Marketplace catalogue.

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

Newegg’s ability to source products from key suppliers on favorable terms

As of December 31, 2023, we offered over 103,000 direct sales SKUs sourced from at least 325 suppliers globally. We maintain extensive, long-standing and mutually beneficial relationships with many of the biggest tech product brands and distributors globally. However, our contracts or arrangements with such suppliers generally do not guarantee the availability of merchandise or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms.

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

The following table sets forth the components of our net sales in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Year Ended December 31,
	2023		2022		2021
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
Direct sales revenues	$1,396.6	93.3	$1,607.0	93.4	$2,243.4	94.4
Marketplace revenues	32.3	2.2	47.0	2.7	63.5	2.7
Services revenues	68.1	4.5	66.3	3.9	69.3	2.9
Total	$1,497.0	100.0	$1,720.3	100.0	$2,376.2	100.0

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

	For the Year Ended December 31,
	2023		2022		2021
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%	Amount	%
Purchase price of goods sold by us directly	$1,227.5	92.3	$1,405.0	93.4	$1,916.3	93.5
Costs related to Marketplace & service revenues	50.9	3.8	49.4	3.3	59.6	2.9
Inbound and outbound freight costs	48.1	3.6	49.2	3.3	64.5	3.1
Inventory write-downs	5.0	0.4	6.0	0.4	8.2	0.4
Addition to (release of) inventory reserves	(2.1)	(0.1)	(6.0)	(0.4)	1.6	0.1
Total	$1,329.4	100.0	$1,503.6	100.0	$2,050.2	100.0

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

The following table sets forth the components of our SG&A expenses, in absolute amounts and as percentages of net sales, for the periods indicated.

	For the Year Ended December 31,
	2023		2022		2021
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount		Amount	%
Salary and other compensation costs	$121.8	51.0	$134.5	50.5	$126.6	43.3
Merchant processing fees	35.3	14.8	42.7	16.0	59.3	20.3
Advertising and marketing	12.7	5.3	14.7	5.5	32.8	11.2
Depreciation and amortization	13.4	5.6	11.0	4.1	11.1	3.8
Others	55.4	23.3	63.3	23.9	62.7	21.4
Total	$238.6	100.0	$266.2	100.0	$292.5	100.0

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our net sales for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2023		2022		2021
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net Sales	$1,497.0	100.0	$1,720.3	100.0	$2,376.2	100.0
Cost of sales	1,329.4	88.8	1,503.6	87.4	2,050.2	86.3
Gross profit	167.6	11.2	216.7	12.6	326.0	13.7
Selling, general and administrative expenses(1)	238.6	15.9	266.2	15.5	292.5	12.3
Income (loss) from operations	(71.0)	(4.7)	(49.5)	(2.9)	33.5	1.4
Interest income	2.3	0.2	1.2	0.1	1.1	0.0
Interest expense	(2.5)	(0.2)	(0.7)	(0.0)	(0.6)	(0.0)
Other income, net	2.6	0.2	5.2	0.2	1.8	0.1
Impairment of equity method investment	—	—	(2.3)	(0.1)	—	—
Loss from equity method investment	—	—	—	—	(7.4)	(0.3)
Gain from sale of investment	6.8	0.5	1.7	0.1	—	—
Gain from disposal of subsidiary	—	—	—	—	2.0	0.1
Change in fair value of warrants liabilities	0.1	0.0	1.1	0.1	0.1	0.0
Income (loss) before provision for income taxes	(61.7)	(4.0)	(43.3)	(2.5)	30.5	1.3
Provision for (benefit from) income taxes	(2.7)	(0.2)	14.1	0.8	(5.8)	(0.2)
Net income (loss)	$(59.0)	(3.8)	$(57.4)	(3.3)	$36.3	1.5

Net earnings (loss) per share, basic	$(0.16)		$(0.15)		$0.10
Net earnings (loss) per share, diluted	$(0.16)		$(0.15)		$0.08
Weighted average number of common shares outstanding used in computing per share amounts, basic	378.6		373.1		366.7
Weighted average number of common shares outstanding used in computing per share amounts, diluted	378.6		373.1		432.2

Note:

(1)	Includes share-based compensation expenses of $33.7 million, $33.9 million, and $6.3 million, respectively, in years ended December 31, 2023, 2022, and 2021.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net sales

Net sales decreased by 13.0% for the year ended December 31, 2023 compared to the comparable prior year period from $1,720.3 million in 2022 to $1,497.0 million in 2023, which was mainly due to the decrease in GMV from our direct sales and marketplace businesses from $1,544.8 million and $552.2 million for the year ended December 31, 2022, respectively, to $1,344.4 million and $369.7 million for the year ended December 31, 2023, respectively.

The decrease in GMV was primarily due to conservative consumer spending in technology products in light of economic uncertainty and the inflationary environment as consumers reduced their discretionary spending. In addition, consumer purchases of technology products during the pandemic, along with longer expected product lifespans, have extended the upgrade cycle. As a result, the customer demand for technology products has decreased compared to the prior year period.

Cost of sales & gross profit

For the year ended December 31, 2023, our cost of sales decreased by 11.6% compared to the comparable prior year period from $1,503.6 million in 2022 to $1,329.4 million in 2023, generally reflective of the decrease in our net sales. During the same period, our gross profit decreased by 22.7% from $216.7 million for the year ended December 31, 2022 to $167.6 million for the year ended December 31, 2023.

Our profit margin decreased to 11.2% for the year ended December 31, 2023 from 12.6% for the year ended December 31, 2022, primarily due to the significant decline in consumer demand caused by reduction in consumer discretionary spending for certain products such as video graphic cards, desktops and notebooks. We implemented aggressive promotions in 2023 in order to stay competitive which caused the decline in margin.

Selling, general and administrative expenses (“SG&A”)

For the year ended December 31, 2023, SG&A expenses decreased to $238.6 million from $266.2 million for the year ended December 31, 2022, which mainly resulted from (i) a decrease in salary and other compensation costs by $12.7 million, (ii) a decrease in merchant payment fee by $7.4 million which is variable to sales, and (iii) a decrease in marketing expense by $2.0 million.

Interest income and expense

Interest income is earned on (i) our loans to affiliates; and (ii) cash invested in money market accounts or certificates of deposit. See “Related Party Transactions” for more information about our loans to affiliates. Interest expense represents the interest we are charged on our borrowings, including term loan, line of credit and capital leases.

For the year ended December 31, 2023, interest income increased to $2.3 million from $1.2 million for the year ended December 31, 2022.

For the year ended December 31, 2023, interest expense increased to $2.5 million from $0.7 million for the year ended December 31, 2022.

Other income, net

For the year ended December 31, 2023 and 2022, we recorded other income, net of $2.6 million and $5.2 million, respectively. For the year ended December 31, 2023, other income, net, primarily consisted of sales tax rebate from Texas of $0.9 million, property rental income of $1.1 million, sales tax discount income of $0.3 million, and foreign exchange gain of $0.3 million. For the year ended December 31, 2022, other income, net, primarily consisted of sales tax rebate from Texas of $1.2 million, property rental income of $1.4 million, sales tax discount income of $0.4 million, foreign exchange gain of $0.9 million and other miscellaneous income of $1.3 million.

Impairment of equity method investment

For the year ended December 31, 2022, we impaired our equity method investment of $2.3 million on our investment in Mountain Capital Fund L.P. (“Mountain Capital”). Mountain Capital was fully dissolved in 2023. See Note 6 to the consolidated financial statements for further information.

Gain from sale of investment

For the year ended December 31, 2023, we sold 60% of our investment in Bitmain Technologies Holding Company for $14.1 million and all of our investment in Bitdeer Technologies Holding Company for $1.7 million. The Company recorded a total gain on sale of investment of $6.8 million. See Note 6 to the consolidated financial statements for further information.

For the year ended December 31, 2022, we sold 25% of our investment in Bitmain Technologies Holding Company for $5.4 million and recorded a gain on sale of investment of $1.7 million.

Change in fair value of warrants liabilities

Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period. For the year ended December 31, 2023 and 2022, we recorded gain on the change in fair value of warrant liabilities of $0.01 million and $1.1 million, respectively.

Provision for/(benefit from) income taxes

Our benefit from income taxes was $2.7 million for the year ended December 31, 2023 compared to a provision of $14.1 million for the year ended December 31, 2022. The decrease in our provision for income taxes was mainly due to the recording of the tax audit settlement of $2.7 million and the Canada net operating loss carryback of $2.8 million in year 2023, as well as the valuation allowance of $17.5 million in year 2022.

Net income/(loss)

For the year ended December 31, 2023, we recorded a net loss of $59.0 million, as compared to $57.4 million for the same period in 2022. The decrease in net income is primarily driven by a decline in our net sales and gross margin.

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

Impairment of equity method investment

For the year ended December 31, 2022, we impaired our equity method investment of $2.3 million on our investment in Mountain Capital. See Note 6 to the consolidated financial statements for further information.

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

GMV

GMV is the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our NPS in rendering services such as 3PL, SBN, staffing and media ad services, as well as the sales made by our Asia subsidiaries. It helps us assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, it can provide more information in evaluating our current performance and in assessing our future performance. See “— Newegg’s Business Model.”

	For the Year Ended December 31,
	2023	2022	2021
	(in millions)
Net Sales	$1,497.0	$1,720.3	$2,376.2
Adjustments:
GMV – Marketplace	369.7	552.2	742.4
Marketplace Commission	(33.6)	(49.6)	(67.0)
Deferred Revenue	(5.4)	(9.3)	(8.3)
Other	(15.2)	(17.5)	(14.9)
GMV	$1,812.5	$2,196.1	$3,028.4

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

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
	(in millions)
Net income (loss)	$(59.0)	$(57.4)	$36.3
Adjustments:
Stock-based compensation expenses	33.7	33.9	6.3
Interest expense (income), net	0.2	(0.5)	(0.5)
Income tax (benefit) provision	(2.7)	14.1	(5.8)
Depreciation and amortization	13.4	11.0	10.8
Impairment of equity method investment	—	2.3	—
Loss from equity method investment	—	—	7.4
Gain from sale of investment	(6.8)	(1.7)	—
Gain from disposal of subsidiary	—	—	(2.0)
Gain from change in fair value of warrants liabilities	(0.1)	(1.1)	(0.1)
Adjusted EBITDA	$(21.3)	$0.6	$52.4

B.	Liquidity and Capital Resources

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

Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or fewer. Amounts receivable from payment processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to us from payment processors that are classified as cash and cash equivalents totaled $12.9 million and $13.0 million at December 31, 2023 and December 31, 2022, respectively. We anticipate that our existing cash and funds generated from operations, combined with periodic draws from our existing line of credit, will be sufficient to meet our working capital needs and expected capital expenditures for at least 12 months from the date of the filing of this annual report. Our cash and cash equivalents are primarily denominated in U.S. dollars.

We historically experience higher sales in the fourth quarter due to the holiday season. In anticipation of such higher sales, we typically begin building up our inventory levels in the late third quarter. Such inventory build-up may require us to expend cash faster than we generate by our operations during these periods. Also, as a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end, as compared to the first, second and third quarters when sales are lower. From time to time, we also invest in one-time capital expenditures such as the purchase of our new office building in Diamond Bar, California, for an aggregate purchase price of $23.2 million in June of 2023.

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

Historical Cash Flows

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2023, 2022, and 2021.

	For the Year Ended December 31,
	2023	2022	2021
Summary Consolidated Cash Flow Data:	(in millions)
Net cash provided by (used in) operating activities	$(3.8)	$20.5	$(53.3)
Net cash used in investing activities	(14.3)	(3.8)	(13.8)
Net cash provided by financing activities	1.6	1.5	12.7
Foreign currency effect on cash, cash equivalents and restricted cash	(0.5)	1.0	1.0
Net increase (decrease) in cash and cash equivalents	(17.0)	19.2	(53.4)
Cash, cash equivalents and restricted cash at beginning of the year	123.5	104.3	157.7
Cash, cash equivalents and restricted cash at end of the year	$106.5	$123.5	$104.3

Operating activities

Net cash used in operating activities was $3.8 million for the year ended December 31, 2023. Net loss was $59.0 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $13.4 million of depreciation and amortization that was associated with property and equipment; (ii) $3.4 million of provision for obsolete and excess inventory; (iii) $33.7 million of stock-based compensation and partially offset by (a) $6.8 million gain from sale of investment and (b) $0.7 million from deferred income taxes. The changes in operating assets and liabilities represented $11.8 million cash provided by (i) a decrease in inventory of $16.8 million; (ii) a decrease in prepaid expenses of $3.6 million; (iii) a decrease in other assets of $7.1 million; (iv) a decrease in accounts receivable of $2.8 million, partially offset by (a) a decrease in deferred revenue of $5.5 million; (c) a decrease in accrued liabilities and other liabilities of $12.1 million; and (d) a decrease in accounts payable of $0.9 million.

Net cash provided by operating activities was $20.5 million for the year ended December 31, 2022. Net loss was $57.4 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $11.0 million of depreciation and amortization that was associated with property and equipment; (ii) $9.5 million of provision for obsolete and excess inventory; (iii) $33.9 million of stock-based compensation; (iv) $2.3 million loss from impairment of equity method investment; (v) $12.5 million from deferred income taxes and partially offset by (a) $1.7 million gain from sale of investment and (b) $1.1 million change in fair value of warrant liabilities. The changes in operating assets and liabilities represented $10.2 million cash provided by (i) a decrease in inventory of $78.8 million; (ii) a decrease in prepaid expenses of $0.9 million; (iii) a decrease in other assets of $10.0 million, partially offset by (a) an increase in accounts receivable of $22.0 million, (b) a decrease in accounts payable of $14.1 million; (c) a decrease in accrued liabilities and other liabilities of $34.4 million; and (d) a decrease in deferred revenue of $8.9 million.

Net cash used in operating activities was $53.3 million for the year ended December 31, 2021. Net income was $36.3 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $10.8 million of depreciation and amortization that was associated with property and equipment; (ii) $8.3 million of provision for obsolete and excess inventory; (iii) $6.3 million of stock-based compensation; (iv) $7.4 million equity loss from equity method investments; and partially offset by $12.7 million from deferred income taxes. The changes in operating assets and liabilities represented $109.1 million cash used in (i) an increase in inventory of $70.8 million; (ii) an increase in other assets of $50.9 million; (iii) a decrease in accounts payable of $20.1 million; (iv) a decrease in deferred revenue of $7.4 million; and (v) an increase in prepaid expenses of $2.2 million, partially offset by (a) an increase in accrued liabilities and other liabilities of $41.5 million; and (b) a decrease in accounts receivable of $0.8 million.

Investing activities

Net cash used in investing activities was $14.3 million for the year ended December 31, 2023, which was primarily attributable to the payments made to acquire property and equipment of $30.3 million and partially offset by the proceeds received from sale of investment of $15.8 million.

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

Financing activities

Net cash provided by financing activities was $1.6 million for the year ended December 31, 2023, which was mainly due to (i) borrowings under line of credit of $66.5 million; and (ii) proceeds from exercise of stock options of $1.2 million, partially offset by (a) the repayment of line of credit of $65.1 million; and (b) payments for employee taxes related to stock compensation of $0.8 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and leasehold improvements. Our capital expenditures were $30.3 million, $9.2 million, and $13.8 million for the years ended December 31, 2023, 2022, and 2021, respectively. The increase in our capital expenditures in 2023 was primarily driven by the purchase of our new office building in Diamond Bar, California, for an aggregate purchase price of $23.2 million.

Credit Agreements

We entered into a credit agreement in August 2021 with several financing institutions that provided a revolving credit facility of up to $100 million with a maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In April 2023, we amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR. In general, advances from this line of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily Term SOFR Rate plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. As of December 31, 2023 and December 31, 2022, there was no balance outstanding under this line of credit.

The line of credit is secured by certain of our U.S. subsidiaries and is collateralized by certain of our assets. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, we will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The credit facility contains customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments and enter into certain related-party transactions. The credit facility also requires us to maintain certain minimum financial ratios and maintain operation banking relationship with the financial institutions. As of December 31, 2023 and December 31, 2022, we were in compliance with all covenants related to the line of credit.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name*	Age	Position(s)
Zhitao He	42	Chairman and Director
Fred Faching Chang	67	Vice Chairman and Director
Yingmei Yang	53	Director
Fuya (Frank) Zheng	57	Independent Director
Gregory Moore	74	Independent Director
Poi (Paul) Wu	53	Independent Director
Richard Weil	55	Independent Director
Anthony Chow	58	Chief Executive Officer
Robert Chang	56	Chief Financial Officer
Jamie Spannos	46	Chief Operating Officer
Montaque Hou	43	Chief Information Security Officer
Michael Chen	39	Chief Legal Officer
Christina Ching	56	Chief Accounting Officer

*	Except as otherwise indicated below, the business address of our directors and executive officers is 17560 Rowland Street, City of Industry, CA, United States 91748.

Mr. Zhitao He. Mr. He has served as a director of the Company since October 2016 and has been chairman of the board of directors since March 2018 (other than a brief hiatus in 2020-2021). He has been a director of Newegg Inc. since March 2017. Mr. He served as the Chief Executive Officer of Lianluo Smart Limited from April, 2020 to August 2020. Mr. Zhitao He is also the Chairman of the Board of Hangzhou Lianluo, a China-listed company and parent of Newegg. Mr. He successfully led Hangzhou Lianluo to list on China’s A share market (ticker: 002280). He was named one of the “10 Top Entrepreneurs of Post-1980s” by Hurun Report and “Top Ten Entrepreneurial Leader of Listed Companies” by Securities Times. Under his leadership, Hangzhou Lianluo has moved into the field of smart hardware, including the purchase of Newegg, investments in American virtual reality (“VR”) device manufacturer Avegant and hardware corporation Razer, and promotion of the world’s biggest VR Operating System OSVR in China together with Razer. This investment plan has allowed Hangzhou Lianluo to become a closed loop of “Software and Hardware + Platform + Channels.” Mr. He currently serves on the board of directors of Hangzhou Lianluo, Beijing Digital Grid Technology Co., Ltd., Shenzhen Ailianluo Investment Co., Ltd., Hangzhou Lianluo Holding CO., Ltd. and Shenyang Zhitongrong Networking Technology Co., Ltd. Mr. He received his master’s degree from Beijing University of Posts and Telecommunications. Mr. He founded Hangzhou Lianluo in 2007, which was then-known as Beijing Digital Grid Technology Co.

Mr. Fred Faching Chang (or Mr. Fred Chang). Mr. Chang currently serves as the Vice Chairman of our board of directors and was appointed to the Board by the Minority Representative, as one of Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. He has been a member of Newegg Inc.’s board from September 2019 to the present. He was previously a director of Newegg Inc. from June 2005 to August 2018 and was a member of the compensation committee of Newegg Inc.’s board of directors from 2017 to 2018. During the periods from October 2005 to August 2008, January 2013 to January 2015, and October 2019 to March 2020, Mr. Chang was also Newegg Inc.’s Chief Executive Officer.

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

Mr. Gregory Moore. Mr. Moore has been a member of our board of directors since May 2021 and was appointed to the Board by the Minority Representative, as one of the Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. Mr. Moore has also been a member of Newegg Inc.’s board of directors since July 2011. Mr. Moore previously served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. Yum! Brands is the worldwide parent company of Taco Bell, KFC and Pizza Hut. Prior to becoming Yum! Brands’ Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo he was an Audit Manager at Arthur Young & Company in its New York, New York and Stamford, Connecticut offices. Mr. Moore also serves as Chairman of the Board of Texas Roadhouse Inc. (Nasdaq: TXRH). Mr. Moore holds a Bachelor’s degree in Business Administration from University of Texas at Austin, and a Master of Business Administration from St. Johns University.

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

Mr. Richard Weil. Mr. Richard Weil has been a member of our board of directors since April 2024 and was appointed to the Board by the Minority Representative, as one of the Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. Mr. Weil is the VP Finance for CarbonCapture Inc., a company that develops, manufactures, and deploys direct air capture equipment to decarbonize the atmosphere. Mr. Weil is also a co-Founder and Managing Director of Mount Wilson Ventures, an early-stage venture fund that invests in hard science companies rooted in biology, chemistry, materials science, and data science. He is an experienced finance and operating professional with a background in start-up growth, financing and restructuring; banking; and management consulting. Richard has served as CFO or in a similar executive capacity for start-up companies operating in industries as diverse as near field communications hardware and software, video game commerce, paid search advertising, retail financial services and electricity transmission. Mr. Weil served as the CFO of the Museum of Contemporary Art (MOCA) from late 2008-2011, during which time he dramatically restructured the museum’s operations and staffing. In 2005 he sold his publishing company to LexisNexis. At Tokai Bank Europe (now part of Mitsubishi UFJ) Richard developed innovative new financial products and advised clients on risk management and derivative product pricing. Prior to Tokai, he served as a strategy consultant for the MAC Group. Richard graduated from Columbia College, magna cum laude, in 1990 and is a CFA charter holder.

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

Mr. Montaque Hou. Mr. Hou has served as Newegg’s Chief Information Security Officer since December 2022.  In this role, Mr. Hou has broad oversight over identifying and mitigating cyber threats, developing security policies and procedures, and ensuring compliance with industry regulations and standards.  He also works closely with other executives and departments to integrate security into all aspects of the organization’s operations.  From January 2016 to November 2022, he served as our Chief Technology Officer and was Chief Technology Officer of Newegg Inc. from January 2016 to May 2021. In his prior role as Chief Technology Officer, he was responsible for all technical aspects of the Newegg shopping experience, including the website, mobile app and other touchpoints including SMS and email interaction. Mr. Hou’s global technology team designs, develops and deploys the technology that underpins site design, customer service, Newegg’s Marketplace, resource planning, logistics and inventory management. The technical development under Mr. Hou’s direction infuses data science, machine learning and artificial intelligence to enhance the shopping experience with search personalization and product recommendations, as well as safeguards that deter fraudulent activity and eliminate counterfeit product listings on Newegg’s Marketplace. Prior to Mr. Hou’s tenure as CTO, he held various technical positions at Newegg, including Solutions Architect, Director of Technology Strategy and Chief Architecture Engineer. Mr. Hou holds a Master of Science in analytical chemistry from Tongji University in Shanghai.

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

2023 Compensation of Directors and Executive Officers

For the year ended December 31, 2023, the aggregate cash compensation accrued for directors, as a group, was approximately $1.0 million, of which less than $0.1 million is related to the proceeds from the exercise of stock options. Employee directors did not receive any compensation for their services as directors. Non-employee directors were entitled to receive payment for serving as directors and may receive option grants or restricted stock units.

For the year ended December 31, 2023, the aggregate cash compensation accrued for our executive officers, as a group, was approximately $5.4 million, of which approximately $2.3 million was related to 2023 bonus payments that were paid out in July 2023 and February 2024. In addition, the executive officers exercised stock options and restricted stock units for the year ended December 31, 2023 that resulted in aggregate proceeds of $1.7 million. We did not separately set aside any amounts for pensions, retirement, or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

For the year ended December 31, 2023, the aggregate cash compensation accrued for our CEO was approximately $2.6 million, of which $1.6 million was for a 2023 bonus that was paid in July 2023 and February 2024. In addition, during the year, Mr. Chow exercised restricted stock units with total proceeds of $1.1 million.

Discretionary Bonus and Profit Sharing Program

Newegg’s CEO and other executive officers are eligible to participate in the Company’s annual Discretionary Bonus Program and Profit Sharing Program. Under the Discretionary Bonus Program, executives are eligible to receive an annual cash bonus payment based upon corporate and individual performance, as determined in the discretion of the Compensation Committee, with target bonus amounts ranging from 5% of base salary to 30% of base salary for plan year 2023. Under the annual Profit Sharing Program, the CEO and other executive officers are entitled to an annual cash bonus, as determined in the discretion of the Compensation Committee, based upon the Company’s GMV and adjusted EBITDA for the year, with the bonus payout weighted 70% based on GMV performance and 30% based upon adjusted EBITDA performance for program year 2023. Bonus awards under the Profit Sharing Program start at 30% of base salary (60% for the CEO) based upon meeting the threshold level of performance and are subject to increase based upon performance above threshold. Payments under both the Discretionary Bonus Program and the Profit Sharing Program are contingent upon the executive remaining employed with the Company through the date bonuses are paid.

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

The Nasdaq Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Nasdaq Listing Rules permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We currently have a majority of independent directors serving on our Board, but may rely on this “home country practice” exception in the future. Mr. Gregory Moore, Mr. Richard Weil, Mr. Poi (Paul) Wu, and Mr. Fuya (Frank) Zheng are our independent directors.

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

Digital Grid has nominated Mr. Zhitao He, Ms. Yingmei Yang, Mr. Poi (Paul) Wu, and Fuya (Frank) Zheng to serve as directors. Mr. Fred Chang has nominated Mr. Fred Chang, Mr. Gregory Moore and Mr. Richard Weil to serve as directors.

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

In addition, on April 11, 2023, Hangzhou Lianluo announced that the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of December 31, 2023 was approximately RMB485 million. Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the court has ruled in a court judgment that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one of such loans.

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

As of December 31, 2023 and 2022, we employed a total of 932 and 1,355 full-time employees, respectively. The reduction in our employee count was primarily due to workforce optimization measures made in response to changing macroeconomic conditions and shifting consumer demand for our products. The following tables give breakdowns of our full-time employees as of December 31, 2023 by function and by region.

Department	Count
Customer Service	54
Finance	58
Fraud Prevention	22
HR	17
Internal Audit	4
IT	347
Legal	6
Logistics	232
Operations	27
Sales & Marketing	165
Total	932

Location	Count
China	296
Taiwan	46
U.S.	574
Canada	16
Total	932

During the holiday season, we have historically added temporary workers to augment our full-time work force. We believe we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see Item 7 under the heading “Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares as of March 31, 2024 for:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each shareholder or group of shareholders known to us to own beneficially more than 5% of our common shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants, restricted stock units, or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2024 are deemed outstanding.

The ownership information shown in the column titled “Percentage of Common Shares Beneficially Owned” in the table below is based on 381,766,825 common shares outstanding as of March 31, 2024.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% or Greater Shareholders
Zhitao He(1)	233,993,977	59.6%
Fred Chang(2)	131,383,686	33.7%

Executive Officers and Directors
Anthony Chow(3)	10,152,771	2.6%
Robert Chang(3)	1,385,126	*
Jamie Spannos(3)	3,664,570	*
Montaque Hou(3)	1,801,180	*
Michael Chen(4)	47,828	*
Christina Ching(4)	33,234	*
Fred Chang(2)	131,383,686	33.7%
Fuya Zheng	—	*
Gregory Moore	—	*
Zhitao He(1)	233,993,977	59.6%
Yingmei Yang(5)	877,402	*
Poi (Paul) Wu	—	*
Richard Weil	—	*
All Directors and Executive Officers as a Group (12 persons)	383,339,774	92.2%

*	Less than 1% of total outstanding shares

(1)	Comprised of (i) 222,821,592 Common Shares owned by Digital Grid, (ii) 473,388 Common Shares and warrants to purchase 125,000 Common Shares at an exercise price of $17.60/share owned by Hangzhou Lianluo, (iii) 58,937 Common Shares owned by Hyperfinite Galaxy Holding Limited and (iv) vested stock options exercisable for 10,515,060 Common Shares at an exercise price of $0.55/share held by Mr. Zhitao He. All of those persons are affiliated with each other and under the control of Mr. Zhitao He. Based on public disclosures filed by Hangzhou Lianluo on March 29, 2024, Mr. Zhitao He beneficially owned 10.2% of Hangzhou Lianluo’s total capital shares. Mr. He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. In addition, Mr. He has the right to nominate directors to Hangzhou Lianluo’s board, subject to Hangzhou Lianluo’s board nomination process and stockholder approval. Hangzhou Lianluo’s public disclosures indicate that Mr. He is the control person of Hangzhou Lianluo.

The Common Shares owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2024 was RMB150 million in RMB plus $66.5 million in U.S. dollars. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loan is in default in a final, non appealable judgment.

(2)	Comprised of (i) 83,591,406 Common Shares held by Tekhill USA, LLC, (ii) 23,624,115 Common Shares held by Fred Chang Partners Trust, (iii) 9,158,558 Common Shares held by Nabal Spring, LLC, (iv) 5,435,754 Common Shares held by Chang Trust 2008, (v) 797,625 Common Shares held by Chang 2009 Annuity Trust No. 1, (vi) 332,340 Common Shares held by Chang 2009 Annuity Trust No. 2, (vii) 664,691 Common Shares held by Chang 2009 Annuity Trust No. 3, (viii) vested stock options exercisable for 7,448,167 Common Shares at an exercise price of $1.19/share held by Fred Chang, and (ix) 331,030 stock options that will vest within 60 days of March 31, 2024. All of those persons are affiliated with each other and under the control of Fred Chang.

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

(3)	Comprised of (i) 2,468,555 Common Shares, (ii) vested stock options exercisable for 13,708,271 Common Shares, and (iii) stock options exercisable for 714,636 Common Shares and restricted stock units representing the right to receive 112,185 Common Shares upon vesting that will vest within 60 days of March 31, 2024. The exercise price for all of these stock options is $0.55/share.

(4)	Comprised of (i) 76,350 Common Shares and (ii) restricted stock units representing the right to receive 4,712 Common Shares upon vesting that will vest within 60 days of March 31, 2024.

(5)	Comprised of vested stock options exercisable for the indicated number of Common Shares for each person. The exercise price for all of these stock options is $0.55/share.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and report of our independent registered public accounting firm included herein.

Legal or Arbitration Proceedings

In December 2014, an individual plaintiff sued our subsidiary, Newegg.com Americas Inc. (“Newegg.com Americas”), in Superior Court in Los Angeles County, California, alleging that Newegg.com Americas had engaged in deceptive advertising practices and seeking to certify a class action. In 2016, the trial court sustained Newegg.com Americas’ demurrer to the plaintiff’s claims without leave to amend. The plaintiff appealed, and in July 2018 an appellate court reversed the decision of the trial court, thus allowing the case to proceed. On September 18, 2023, the trial court granted our motion to dismiss for failure to prosecute.

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

Except otherwise disclosed within this annual report on Form 20-F, no significant change has occurred since December 31, 2023.

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

Interest rate risk

Our main interest rate exposure relates to long-term borrowings that we obtain from banks and financial institutions to meet our working capital expenditure requirements. We also have interest-bearing assets, including cash and cash equivalents, restricted cash and loans to affiliates. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2023 and 2022, we had outstanding long-term borrowings in the aggregate amount of $1.4 million and $1.7 million, respectively, with the majority of our long-term borrowings having floating interest rates.

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

We expect our exposure to foreign currency risk will increase as we increase our operations and sales in Canada and other countries and regions. Although the effect of currency fluctuations on our financial statements has not been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future. For the years ended December 31, 2023, 2022, and 2021, we recorded foreign exchange gain of $0.3 million, gain of $0.9 million, and loss of $3.3 million, respectively. Based on the balance of our foreign-denominated cash and cash equivalents as of December 31, 2023, 2022, and 2021, an assumed 10% negative currency movement would not have a material impact.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation performed as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company will be detected.

Remediation of Previously Reported Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As described in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2022, we previously determined that we had material weaknesses in our internal control over financial reporting as of December 31, 2022. These material weaknesses were as follows.

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

During the year ended December 31, 2023, we implemented enhanced procedures to remediate the deficiencies in our internal control over financial reporting that resulted in the material weaknesses. These procedures included, but were not limited to:

●	We designed and implemented information technology general controls and business process application controls in our financial systems to support our information processing objectives; and

●	We designed and implemented significant process transaction flows and key controls in the Company’s business processes, including revenue, inventory, financial reporting & close, payroll, accounts payable, fixed assets, enterprise incentives, stock compensation, treasury, and tax; and

●	We designed, implemented and formalized review controls over the review and approval of journal entries, account reconciliations certain accounting analyses, and the financial statement presentation and disclosure review process, including more comprehensive documentation and formalization of the existence and operating effectiveness of internal controls; and

●	We enhanced and implemented controls around automated completeness and accuracy testing over key reports used in financial reporting process.

Based on the results of our remediation plan and assessment, we have concluded that the material weaknesses in internal control over financial reporting described above have been successfully remediated as of December 31, 2023. However, completion of remediation for these material weaknesses does not provide assurance that our remediated controls will continue to operate properly and as a result, that our financial statements will be free from material error.

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

Under the supervision of and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

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

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2023 and December 31, 2022 were BDO USA, P.C. (“BDO USA”). We incurred the following fees from BDO USA for professional services for the years ended December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
Principal Accountant Fees	(U.S. Dollars in thousands)
Audit Fees	$1,365	$1,708
Tax fees	—	—
Audit-related fees	—	—
All other fees	—	—
Total fees	$1,365	$1,708

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

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services, and other services as described above. All of the services provided by our auditors described above have been pre-approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2023, the Board approved a share repurchase program pursuant to which we may purchase up to $10 million of our outstanding Common Shares. The share repurchase program expires on November 8, 2025. The share repurchase program does not obligate us to repurchase any particular amount of Common Shares and may be modified, suspended or terminated by us at any time without notice. There is no minimum number of shares that we are required to repurchase. Shares repurchased under the program may be made in the open market, in privately negotiated transactions or by other means, including through trading plans intended to qualify under Rule 10b5-1 of the Securities and Exchange Act of 1934 and accelerated share repurchase agreements, with the amount and timing of repurchase to be determined at our discretion, depending on market and business conditions, and prevailing stock prices among other factors.

The following table presents our purchases of common stock during the year ended December 31, 2023, as part of the publicly announced share repurchase program:

(Dollar in millions, except per share data)	Total Number of Shares Purchased as Part of Publicly Announced Program	Average Price Paid Per Share	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program
November 9, 2023 – November 30, 2023	—	$—	10.0
December 1, 2023 – December 31, 2023	—	—	10.0
Total	—

Item 16F. Change in Registrant’s Certifying Accountant

None.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

In the ordinary course of our business, we collect, use, store, and transmit digitally large amounts of confidential, sensitive, proprietary, and personal information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by a dedicated information security team, which is led by our Chief Information Security Officer, and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits, and ongoing risk assessments, including due diligence on and audits of our key technology vendors contractors and suppliers. We have an incident response plan designed to mitigate and remediate identified cybersecurity incidents and escalate certain incidents as appropriate to management and the Audit Committee. Additionally, we leverage outsourced managed services to monitor our systems and utilize bug bounty programs designed to identify and remediate vulnerabilities. We also conduct periodic employee awareness trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company’s risk environment.

Our Chief Information Security Officer, Montaque Hou, who reports directly to the Chief Executive Officer and has over ten years of experience managing information technology and cybersecurity matters, together with our information technology team, is responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Item 3D, “Risk Factors,” under the heading “Operational Risks – A significant inadvertent disclosure or breach of confidential personal information we hold could be detrimental to our business, reputation and results of operations.”

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit Committee receives periodic updates on cybersecurity and information technology matters and related risk exposures from our Chief Information Security Officer.

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

Stockholders and Board of Directors

Newegg Commerce, Inc.

City of Industry, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newegg Commerce, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Vendor Incentive Receivables

As described in Note 3 to the consolidated financial statements, the Company’s vendor incentive receivables totaled $57.1 million as of December 31, 2023. The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including certain cooperative advertising and price protection agreements.

We identified management’s measurement of vendor incentive receivables as a critical audit matter because the Company has a significant number of vendor agreements with various terms and conditions that may require estimates in order to determine the receivable amounts earned. Auditing these vendor incentive receivables was complex due to the extent of audit effort required to evaluate whether the vendor incentive receivables were earned and recorded in accordance with the terms and conditions of vendor agreements.

The primary procedures we performed to address this critical audit matter included:

●	Testing vendor incentive receivables, including the reasonableness of management’s assumptions, by:

o	Confirming a sample of vendor incentive receivables with the vendors,

o	Recalculating the vendor incentive receivables in accordance with the terms and conditions of the vendor contracts, which involved:

■	Evaluating the terms of the contract,

■	Obtaining invoices, credit memos, or other documentation provided to vendors, and comparing recorded incentives to transactional data,

■	Evaluating evidence of collectability of vendor incentive receivables.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2019.

Los Angeles, California

April 24, 2024

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2023 and 2022

(In thousands, except par value)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$102,512	$122,559
Restricted cash	3,962	947
Accounts receivable, net	80,383	83,517
Inventories, net	136,164	156,016
Income taxes receivable	3,226	5,173
Prepaid expenses	13,424	16,999
Other current assets	4,780	5,611
Total current assets	344,451	390,822

Property and equipment, net	61,479	45,075
Deferred tax assets, net	1,607	868
Investment at cost	2,250	11,250
Right of use assets, net	77,150	84,161
Other noncurrent assets	12,110	9,919
Total assets	$499,047	$542,095

Liabilities and Equity
Current liabilities:
Accounts payable	$206,588	$207,147
Accrued liabilities	43,014	51,003
Deferred revenue	25,614	31,028
Line of credit	7,330	6,056
Current portion of long-term debt	268	269
Lease liabilities – current	13,730	14,265
Total current liabilities	296,544	309,768

Long-term debt, less current portion	1,110	1,404
Income taxes payable	1,981	739
Lease liabilities – noncurrent	68,126	74,838
Other liabilities	1,894	124
Total liabilities	369,655	386,873

Commitments and contingencies (Note 16)

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 380,413 and 376,660 shares issued and outstanding as of December 31, 2023 and 2022, respectively	8,312	8,230
Additional paid-in capital	266,774	232,776
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income	194	1,114
Accumulated deficit	(130,699)	(71,709)
Total stockholders’ equity	129,392	155,222
Total liabilities and stockholders’ equity	$499,047	$542,095

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2023, 2022 and 2021

(In thousands, except per share data)

	2023	2022	2021
Net sales	$1,496,963	$1,720,273	$2,376,225
Cost of sales	1,329,406	1,503,647	2,050,249
Gross profit	167,557	216,626	325,976
Selling, general, and administrative expenses	238,641	266,164	292,464
Income (loss) from operations	(71,084)	(49,538)	33,512
Interest income	2,348	1,164	1,079
Interest expense	(2,541)	(685)	(612)
Other income, net	2,759	5,280	1,758
Impairment of equity method investment	—	(2,281)	—
Loss from equity method investment	—	—	(7,374)
Gain from sales of investment	6,835	1,669	—
Gain from disposal of a subsidiary	—	—	2,043
Change in fair value of warrants liabilities	11	1,063	61
Income (loss) before provision for income taxes	(61,672)	(43,328)	30,467
Provision for (benefit from) income taxes	(2,682)	14,101	(5,795)
Net income (loss)	$(58,990)	$(57,429)	$36,262
Basic earnings (loss) per share	$(0.16)	$(0.15)	$0.10
Diluted earnings (loss) per share	$(0.16)	$(0.15)	$0.08
Weighted average shares used in computation of earnings (loss) per share:
Basic	378,557	373,067	366,651
Diluted	378,557	373,067	432,250

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2023, 2022 and 2021

(In thousands)

	2023	2022	2021
Net income (loss)	$(58,990)	$(57,429)	$36,262
Foreign currency translation adjustments	(920)	(4,946)	3,003
Comprehensive income (loss)	$(59,910)	$(62,375)	$39,265

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2023, 2022 and 2021

(In thousands)

	Common stock		Additional paid-In	Notes	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	receivable	income	earnings	equity
Balance at January 1, 2021	363,326	$7,938	$182,230	$(15,186)	$3,057	$(50,542)	$127,497
Net income	—	—	—	—	—	36,262	36,262
Other comprehensive income	—	—	—	—	3,003	—	3,003
Exercise of vested options	1,420	31	239	—	—	—	270
Recapitalization transaction, net	4,854	106	8,324	—	—	—	8,430
Exercise of warrants	119	3	535	—	—	—	538
Interest on notes receivable	—	—	—	(3)	—	—	(3)
Stock-based compensation	—	—	6,285	—	—	—	6,285
Balance at December 31, 2021	369,719	$8,078	$197,613	$(15,189)	$6,060	$(14,280)	$182,282
Net loss	—	—	—	—	—	(57,429)	(57,429)
Other comprehensive loss	—	—	—	—	(4,946)	—	(4,946)
Exercise of vested options	6,016	131	2,759	—	—	—	2,890
Vesting of restricted stock units	1,674	37	(37)	—	—	—	—
Redemption for employee tax withholdings	(749)	(16)	(1,498)	—	—	—	(1,514)
Stock-based compensation	—	—	33,939	—	—	—	33,939
Balance at December 31, 2022	376,660	$8,230	$232,776	$(15,189)	$1,114	$(71,709)	$155,222
Net loss	—	—	—	—	—	(58,990)	(58,990)
Other comprehensive loss	—	—	—	—	(920)	—	(920)
Exercise of vested options	2,179	48	1,146	—	—	—	1,194
Vesting of restricted stock units	2,935	64	(64)	—	—	—	—
Redemption for employee tax withholdings	(1,361)	(30)	(744)	—	—	—	(774)
Stock-based compensation	—	—	33,660	—	—	—	33,660
Balance at December 31, 2023	380,413	$8,312	$266,774	$(15,189)	$194	$(130,699)	$129,392

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2023, 2022 and 2021

(In thousands)

	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$(58,990)	$(57,429)	$36,262
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,437	11,021	10,838
Allowance for expected credit losses	245	697	1,718
Recovery of related party receivable	—	(50)	(335)
Provision for obsolete and excess inventory	3,400	9,537	8,274
Stock-based compensation	33,660	33,939	6,285
Impairment of equity method investment	—	2,281	—
Loss from equity method investment	—	—	7,374
Gain from sales of investment	(6,835)	(1,669)	—
Change in fair value of warrant liabilities	(11)	(1,063)	(61)
Loss on disposal of property and equipment	180	431	83
Gain from disposal of subsidiary	—	—	(2,043)
Unrealized loss on marketable securities	4	55	101
Deferred income taxes	(679)	12,499	(12,698)
Changes in operating assets and liabilities:
Accounts receivable	2,758	(21,969)	788
Inventories	16,781	78,766	(70,830)
Prepaid expenses	3,583	905	(2,152)
Other assets	7,086	9,982	(50,919)
Accounts payable	(898)	(14,063)	(20,072)
Accrued liabilities and other liabilities	(12,063)	(34,449)	41,547
Deferred revenue	(5,497)	(8,941)	(7,443)
Dues from affiliate	—	—	(3)
Net cash provided by (used in) operating activities	(3,839)	20,480	(53,286)
Cash flows from investing activities:
Payments to acquire property and equipment	(30,265)	(9,190)	(13,839)
Proceeds on disposal of property and equipment	176	1	1
Proceeds from sale of investment	15,835	5,419	—
Net cash used in investing activities	(14,254)	(3,770)	(13,838)
Cash flows from financing activities:
Borrowings under line of credit	66,502	46,188	787
Repayments under line of credit	(65,098)	(45,742)	—
Repayments of long-term debt	(264)	(274)	(285)
Cash received from common control asset transaction	—	—	11,426
Proceeds from exercise of warrants	—	—	538
Proceeds from exercise of stock options	1,194	2,890	270
Payments for employee taxes related to stock compensation	(774)	(1,514)	—
Net cash provided by financing activities	1,560	1,548	12,736
Foreign currency effect on cash, cash equivalents and restricted cash	(499)	918	972
Net increase (decrease) in cash, cash equivalents and restricted cash	(17,032)	19,176	(53,416)
Cash, cash equivalents and restricted cash:
Beginning of period	123,506	104,330	157,746
End of period	$106,474	$123,506	$104,330
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,265	$558	$268
Cash paid for income taxes	$342	$4,963	$6,374
Supplemental schedule of noncash investing activities
Cashless exercise of stock options	$—	$723	$677
ROU assets exchanged for lease liabilities	$18,861	$7,517	$60,672

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

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

d. Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts receivable from credit card processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $12.9 million and $13.0 million at December 31, 2023 and 2022, respectively.

e. Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s deposit obligations. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At December 31, 2023 and 2022, the Company had $4.0 million and $0.9 million, respectively, in restricted cash, primarily related to collateralization required pursuant to a credit card agreement and the restricted cash account required under the Company’s health insurance plan. The restricted cash balance is classified as a current asset in the consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	As of December 31,
	2023	2022
Cash and cash equivalents	$102,512	$122,559
Restricted cash	3,962	947
Total cash and cash equivalents, and restricted cash	$106,474	$123,506

f. Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers generally, on 30-day to 60-day credit terms. On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13 (as amended through March 2020), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company estimates the provision for credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $20.7 million and $19.4 million, net of allowances of $0.2 million and $1.0 million, at December 31, 2023 and 2022, respectively. See further discussion of amounts receivable related to vendor incentive programs under Incentives Earned from Vendors below.

g. Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. These allowances are released when the related inventory is sold or disposed of. Amounts of inventory allowances were $3.9 million and $5.5 million, as of December 31, 2023 and 2022, respectively.

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

j. Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the years ended December 31, 2023, 2022 and 2021.

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

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at December 31, 2023 and 2022 approximate fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 input.

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

The Company recognizes revenue on product sales at a point in time to customers when control of the product passes to the customer upon delivery to the customer or when service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after transfer of control to the customer, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon receipt of the product by the customer. Product sales exceeded 94% of consolidated net sales in each of the years ended December 31, 2023, 2022 and 2021.

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

The Company offers its customers the opportunity to purchase goods and services on its websites using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the years ended December 31, 2023, 2022 and 2021 were immaterial.

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

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage,” are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the years ended December 31, 2023, 2022, and 2021 were immaterial.

Deferred revenue totaled $25.6 million and $31.0 million at December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company recognized $27.6 million of net revenue included in deferred revenue at December 31, 2022. During the year ended December 31, 2022, the Company recognized $36.6 million of net revenue included in deferred revenue at December 31, 2021.

p. Cost of Sales

The Company’s cost of sales represents the purchase price of the products it sells to its customers, offset by incentives earned from vendors, including marketing development funds and other vendor incentive programs. See further discussion of vendor payments under Incentives Earned from Vendors below. Cost of sales also includes freight-in and freight-out costs and charges related to refurbished, slow-moving, or obsolete inventory along with payroll and benefit costs related to the Newegg Partner Services.

q. Shipping and Handling

The Company records revenue for shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $12.1 million, $15.3 million and $25.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs totaled approximately $45.9 million, $49.2 million and $64.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company reduced cost of sales by $215.2 million, $224.3 million and $140.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $0.8 million, $1.3 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Amounts receivable related to vendor incentive programs were $57.1 million and $63.6 million, net of allowances of $0.7 million and $0.6 million, at December 31, 2023 and 2022, respectively. Amounts due to the Company are included in accounts receivable in the consolidated balance sheets.

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

t. Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses for the years ended December 31, 2023, 2022 and 2021 were $12.7 million, $14.7 million and $32.8 million, respectively.

u. Stock-Based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and restricted stock, is based on estimated fair value of the awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the consolidated statements of operations. Forfeitures are accounted for as they occur. See Note 14 — Stock-Based Compensation for further information about the Company’s stock compensation plans.

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

For the years ended December 31, 2023, 2022 and 2021, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States. For the years ended December 31, 2023, 2022 and 2021, the Company’s cumulative annual purchases from two vendors, four vendors and three vendors, respectively, exceeded 10% of total purchases. The majority of products that the Company sells are available through multiple channels.

The Company has receivables due from vendors related to its advertising and promotional vendor incentive programs and receivables due from business customers with credit terms. As of December 31, 2023 and 2022, receivables from two vendors exceeded 10% of net receivables. As of December 31, 2023 and 2022, no receivables from business customers with credit terms exceeded 10% of net receivables.

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

y. Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended and supplemented by subsequent ASUs (collectively, “ASU 2020-04” and “ASU 2022-06”), which provides practical expedients for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. This guidance is applicable for borrowing instruments, which use LIBOR as a reference rate, and is available through December 31, 2024. During the second quarter of 2023, the Company amended certain terms of our credit agreement with several financial institutions and the related interest rate swap to replace the LIBOR with the daily Secured Overnight Financing Rate (“SOFR”) as part of our planned reference rate reform activities, as discussed in Note 8 – Line of Credit. The Company elected to apply the practical expedient which allows us to account for the modification of the amended agreements as if the modifications were not substantial. These amendments did not have a material impact to our consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Among other new disclosure requirements, ASU 2023-07 requires companies to disclose significant segment expenses that are regularly provided to the chief operating decision maker. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 will be effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 must be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the disclosure impact of ASU 2023-07.

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is evaluating the disclosure impact of ASU 2023-09; however, the standard will not have an impact on the Company’s consolidated financial position, results of operations and/or cash flows.

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

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of December 31, 2023 and 2022 (in thousands):

	As of December 31, 2023		As of December 31, 2022
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$4,802	$4,802	$4,898	$4,898
Line of credit (Level 3)	$2,528	$2,435	$1,158	$1,114
Long-term debt (Level 2)	$1,378	$1,334	$1,673	$1,624
Warrants liabilities (Level 3)	$17	$17	$28	$28

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2023	2022
Land	$6,964	$2,157
Buildings	49,551	32,723
Machinery and equipment	22,050	34,396
Computer and software	20,846	20,590
Leasehold improvements	7,951	8,515
Capitalized software	31,528	28,784
Furniture and fixtures	3,784	3,812
Construction in progress(1)	1,756	1,423
	144,430	132,400
Accumulated depreciation and amortization	(82,951)	(87,325)
Property and equipment, net	$61,479	$45,075

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property and equipment upon completion.

Depreciation and amortization expense associated with property and equipment was $13.0 million, $11.0 million and $10.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

In December 2022, the Company was informed that Mountain intends to sell 100% of its shares in PayTM E-Commerce Private Limited to an unrelated third party and effectively dissolve Mountain, in exchange for approximately $0.7 million. Mountain and the unrelated third-party buyer entered into a share purchase agreement on December 29, 2022. The Company reached a mutual understanding with Mountain that the Company does not expect to receive any proceeds as part of the final sale and dissolution of Mountain as of December 31, 2022. The Company then reviewed the investment in Mountain and determined an impairment existed as of December 31, 2022 and wrote off the full remaining balance of $2.3 million in the statement of operations. Mountain was fully dissolved in 2023.

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

In 2023 and 2022, Bitmain repurchased a total of 26,758,080 and 11,149,200, respectively, Series B+ shares of Bitmain held by the Company’s subsidiary, Newegg Tech Corporation at various prices in accordance with Bitmain’s articles of association. The Company reviewed the transactions and concluded that the transactions are not an orderly transactions, and the Company would continue to account for the investment in Bitmain at cost. In addition, Newegg Tech Corporation also sold all 382,782 shares of its investment in Bitdeer Technologies Holding Company, a spinoff company of Bitmain, in 2023. As a result, the Company recognized a total gain on sale of investment of $6.8 million and $1.7 million in 2023 and 2022, respectively.

The Company reviewed the investment in Bitmain for impairment as of December 31, 2023 and 2022, respectively, by evaluating if events or circumstances have occurred that may have a significant adverse effect on the fair value of the investment. The Company concluded there were no impairment indicators as of December 31, 2023 and 2022. In the absence of observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the years ended December 31, 2023 and 2022, the carrying value of the investment remained at $2.3 million and $11.3 million as of December 31, 2023 and 2022.

There was no impairment loss on Bitmain cost method investment for the years ended December 31, 2023, 2022 and 2021.

7.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2023	2022
Sales and other taxes payable	$13,840	17,250
Accrued personnel	11,931	13,474
Allowance for sales returns	5,839	8,664
Accrued freight expense	1,704	2,522
Accrued advertising expense	1,447	2,513
Accrued legal expense	484	1,996
Accrued inventory	2,338	1,374
Accrued professional expense	2,552	752
Accrued health expense	767	415
Other	2,112	2,043
Total accrued liabilities	$43,014	$51,003

8.	Line of Credit

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

The line of credit is secured by certain of the Company’s subsidiaries and is collateralized by certain of the of the assets of the Company. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. To maintain availability of funds under the credit agreement, the Company will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The new credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facility also requires the Company to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions.

As of December 31, 2023 and 2022, there was no balance outstanding under this line of credit, and the Company was in compliance with all covenants related to the line of credit. As of December 31, 2023, Newegg has outstanding letters of credit of $2.0 million from the $100 million revolving line of credit.

In July 2015, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to December 15, 2024. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 0.78% not to be lower than 1.62% per annum. The interest rate was equivalent to 2.37% as of December 31, 2023. The line of credit is guaranteed by one of the Company’s subsidiaries and is collateralized by a real estate asset of that subsidiary. As of December 31, 2023 and 2022, there was $4.8 million and $4.9 million outstanding under this line of credit, respectively.

In June 2021, a subsidiary of the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $0.8 million (5.0 million Chinese Yuan) with a maturity date of June 15, 2022. Advances from this line of credit are subject to interest at a fixed interest rate of one-year Loan Prime Rate (LPR) plus 0.50%. In June 2022, the Company paid off the outstanding balance under this line of credit and entered into a new credit agreement with the same financial institution that provided for a revolving credit facility of up to approximately $1.2 million (RMB 8.0 million) with a maturity date of June 22, 2023. Advances from this line of credit are subject to interest at a fixed rate of one-year LPR plus 0.30%. In June 2023, the Company paid off the outstanding balance under this line of credit and entered into two new credit agreements with the same financial institution that provided for a revolving credit facility of up to approximately $1.1 million (RMB 8.0 million) and $1.4 million (RMB 10.0 million) with a maturity date of June 26, 2024, and May 24, 2024, respectively. Advances from these lines of credit are subject to interest at a fixed rate of one-year LPR plus 0.25% and 0.15%, respectively. The interest rate was equivalent to 3.8% and 4.0% as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, there was $2.5 million and $1.2 million outstanding under this line of credit, respectively.

9.	Long-Term Debt

The Company has entered into various loans with financial institutions. Long-term debt consisted of the following (in thousands):

	As of December 31,
	2023	2022
Term Loan	$1,378	$1,673
Less current portion	(268)	(269)
Long-term debt less current portion	$1,110	$1,404

Term Loan

In 2013, the Company entered into a term loan agreement with a financial institution for $4.1 million with a maturity date of November 26, 2028 (the “Term Loan”). The Term Loan bears a floating interest rate of the one-year savings account plus 0.43% per annum in the first two years and a floating interest rate of the one-year savings account plus 0.61% per annum for the remaining of the term, not to be lower than 1.8% during the entire term. The interest rate was equivalent to 2.20% as of December 31, 2023. The Term Loan is collateralized by a first position security interest in a floor of an office building owned by the Company in Taiwan.

Aggregate maturities of long-term debt, excluding unamortized debt issuance costs, were as follows (in thousands) as of December 31, 2023:

2024	$268
2025	274
2026	280
2027	287
2028	269
$1,378

10.	Lease Obligations

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

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the consolidated statements of operations. Operating lease expense totaled $21.9 million, $25.3 million and $20.1 million, respectively, for the years ended December 31, 2023, 2022 and 2021. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $18.8 million, $22.0 million, and $17.7 million during years ended December 31, 2023, 2022, and 2021 respectively, which were included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2023 and 2022, the Company’s ROU operating lease assets were $77.2 million and $84.2 million, and its operating lease liabilities were $81.9 million and $89.1 million, of which $68.1 million and $74.8 million were classified as non-current, respectively. New ROU operating lease assets and liabilities entered into during 2023 were $18.9 million and $18.9 million, respectively. New or modified ROU operating lease assets and liabilities entered into during 2022 were $7.5 million and $7.5 million, respectively. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.36 years and 4.0% at December 31, 2023. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.99 years and 3.8% at December 31, 2022.

The Company has certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the year ended December 31, 2023 was $0.5 million. Sublease rental income for the years ended December 31, 2022 and 2021 was immaterial.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at December 31, 2023 (in thousands):

2024	$16,884
2025	17,223
2026	14,932
2027	14,497
2028	13,393
Thereafter	16,894
Total minimum payments	$93,823
Less: Imputed interest	11,967
Present value of lease liabilities	$81,856

11.	Income Taxes

The components of the Company’s income tax provision expense are as follows (in thousands):

	Year ended December 31,
	2023	2022	2021
Current provision:
Federal	$(1,112)	$(68)	$2,536
State and local	(309)	268	795
Foreign	(582)	1,402	3,572
	(2,003)	1,602	6,903
Deferred expense (benefit):
Federal	—	8,882	(9,013)
State and local	(159)	3,552	(3,472)
Foreign	(520)	65	(213)
	(679)	12,499	(12,698)
Provision for (benefit from) income taxes	$(2,682)	$14,101	$(5,795)

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year ended December 31,
	2023	2022	2021
United States	$(63,831)	$(52,598)	$17,018
International	2,159	9,270	13,449
Total	$(61,672)	$(43,328)	$30,467

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The 2017 Tax Cuts and Jobs Act (“TCJA”) amended Internal Revenue Code Section 174, effective for amounts paid or incurred for research and experimentation expenses in tax years beginning after December 31, 2021.  Prior to this change taxpayers could elect to expense these costs in the year incurred or amortize these them over 5 years.  Under the law as amended research and experimental expenses are capitalized and amortized over five years (15 years for expenditures attributable to foreign research). As such, The Company capitalized its Section 174 costs for fiscal year 2023 and 2022 in the amount of $3.1 million and $2.6 million, net of current year amortization. The Company’s deferred income tax assets and liabilities consisted of the following (in thousands):

	As of December 31,
	2023	2022
Deferred tax assets:
Accounts receivable	$2,473	5,123
Inventories	2,139	2,807
Property and equipment	2,207	296
Reserves and other accruals	64	389
Stock based compensation	1,942	2,673
Lease liabilities	18,684	20,668
Section 174 Costs	3,138	2,601
Credits and other	2,834	1,669
Net operating losses	13,191	9,921
Gross deferred tax assets	46,672	46,147
Valuation allowance	(25,670)	(24,128)
Total deferred tax assets, net	21,002	22,019

Deferred tax liabilities:
Prepaid expenses	(1,606)	(864)
Other	(233)	(773)
Right of Use of Asset	(17,556)	(19,514)
Total deferred tax liabilities	(19,395)	(21,151)
Net deferred tax assets	$1,607	$868

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

The Company’s U.S. federal consolidated filing group includes certain international entities. Based upon results of operations for the years ended December 31, 2023, 2022 and 2021, it is determined that it is not more likely than not that the Company will realize the benefit from the U.S. federal net deferred tax assets. As a result, the Company has recorded a valuation allowance against its net deferred tax assets for the year ended December 31, 2023 for its U.S. operations. The Company maintains valuation allowances against certain non-US loss corporations. Total valuation allowance against U.S. and non-U.S. deferred tax assets was $25.0 million and $24.1 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023, the Company has net operating losses (“NOL”) carryforward of $34.6 million and $45.8 million of apportioned state NOL carryforwards available to reduce future taxable income, subject to the 80% NOL rule introduced by the TCJA of 2017. The state NOL carryforwards begin to expire in 2028. The Company has $2.2 million of NOL carryforwards in China as of December 31, 2023. The Company has $9.5 million of NOL carryforwards in Taiwan, which will begin to expire in 2026. The Company has $2.3 million NOLs in Hong Kong with indefinite carryforward. A valuation allowance was recorded on the NOLs in China, Taiwan, and Hong Kong. The Company has not provided for deferred income taxes on undistributed earnings of its foreign subsidiaries, as these amounts are considered indefinitely reinvested outside the United States. It is not practicable to determine the estimated income tax liability that might apply if these earnings were to be repatriated.

A reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,
	2023	2022	2021
Federal taxes at statutory rate	21.00%	21.00%	21.00%
State taxes, net of federal benefit	2.50	2.48	(6.85)
Permanent items:
Other nondeductible items	(0.35)	(0.30)	0.48
Subpart F income	(1.55)	(0.80)	—
Stock-based compensation	(10.94)	(10.88)	0.74
Foreign withholding tax	(0.82)	—	—
Research & development credit	0.34	1.57	—
Global intangible low-taxed income	(0.46)	—	—
Foreign rate differential and foreign tax credits	(1.39)	(0.74)	2.15
Canada Provision	1.92
Change in valuation allowance – U.S. Federal	(5.61)	(34.09)	(33.11)
Change in valuation allowance – U.S. States	(0.07)	(11.17)	—
Change in valuation allowance – Foreign	3.18	0.96	—
Change in uncertainty tax position (“FIN48”)	(2.54)	(0.10)	—
Other	(0.86)	(0.01)	(3.43)
Effective tax rate	4.35%	(32.08)%	(19.02)%

The significant items that caused the effective tax rate change related to the changes in valuation allowance, uncertainty tax position, and Canada provision.

Uncertain Tax Positions

As of the end of fiscal year 2023, the total liability for income tax associated with unrecognized tax benefits was $4.2 million. The Company’s effective tax rate will be affected by any portion of this liability we may recognize. The Company does not believe it is reasonably possible that any of the uncertain tax benefits will be recognized in the next 12 months. As such, all uncertain tax positions, including accrued interest, have been classified as long-term taxes payable on the consolidated balance sheets.

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

	Year ended December 31,
	2023	2022
Beginning balance	$1,606	$1,563
Additions based on tax positions related to the prior year	2,592	43
Additions based on tax positions related to the current year	126	—
Reduction based on tax position related to settlements with taxing authorities	(62)	—
Reductions based on tax position related to a lapse of the applicable statute of limitation	(20)	—
Ending balance	$4,242	$1,606

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as tax expense. As of December 31, 2023 and 2022, interest and penalties related to uncertain tax positions were not material.

The Company files a consolidated federal income tax return in the United States, as well as combined and separate U.S. state income tax returns. Certain subsidiaries of the Company are subject to income tax in China, Taiwan, Hong Kong, and Canada. The Company is still subject to examination for federal income tax returns for the years 2020 through 2022, for certain U.S. state income tax returns for the years 2016 through 2022, and for certain foreign income tax returns for the years 2013 through 2022. In 2023, the Company settled the examinations with the Internal Revenue Service for the years 2012 through 2014 and with the California Franchise Tax Board for the years 2007 through 2012. As a result, reserve was reduced based on the current audit status.

12.	Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.021848. Each share of common stock is entitled to one vote. At December 31, 2023 and 2022, the number of shares of common stock issued and outstanding were 380,413,497 and 376,660,069, respectively.

No common stock dividend was declared by the Company’s Board of Directors for the years ended December 31, 2023, 2022 and 2021.

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

There was a total of 125,000 warrants issued and outstanding as of December 31, 2023.

The fair value of the outstanding warrants was calculated using the Black-Scholes model with the following assumptions:

	As of December 31, 2023	As of December 31, 2022
Market price per share (USD/share)	$1.26	$1.31
Exercise price (USD/share)	17.60	17.60
Risk free rate	4.16%	4.18%
Dividend yield	0%	0%
Expected term/Contractual life (years)	2.32	3.32
Expected volatility	105.55%	96.90%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Beginning balance, January 1, 2022	$1,091
Fair value change of the issued warrants included in earnings	(1,063)
Ending balance, December 31, 2022	$28

Beginning balance, January 1, 2023	$28
Fair value change of the issued warrants included in earnings	(11)
Ending balance, December 31, 2023	$17

14.	Stock-Based Compensation

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

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the years ended December 31, 2023 and 2022, Newegg Inc. did not grant any stock options representing the right to purchase Newegg Inc. Common Stock.

The following table summarizes the activity for all stock options granted:

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2021	67,036,826	$0.60	8.19	$51,754
Exercised	(1,457,517)
Grant	—
Forfeited or expired	(178,916)	0.73
Outstanding at December 31, 2021	65,400,393	$0.60	7.30	$639,131
Exercised	(6,305,365)	0.61
Grant	—
Forfeited or expired	(59,635)	0.73
Outstanding at December 31, 2022	59,035,393	$0.60	6.46	$42,143
Exercised	(2,178,788)	0.55
Grant	—
Forfeited or expired	(434,128)	0.55
Outstanding at December 31, 2023	56,422,477	$0.60	5.42	$37,431
Vested and expected to vest at December 31, 2023	56,422,477	$0.60	5.42	$37,431
Exercisable at December 31, 2023	48,178,834	$0.59	5.25	$32,194

During the year ended December 31, 2023, stock options were exercised for 2,178,788 of the Company’s common stock. Cash exercises totaled 2,178,788 shares of the Company’s common stock with proceeds of approximately $1.2 million. The exercise prices were $0.55 per share during the year ended December 31, 2023.

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

During the years ended December 31, 2023, 2022 and 2021, the total intrinsic value of stock options exercised was $1.7 million, $24.3 million, and $24.2 million, respectively, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $3.1 million, $3.2 million and $3.2 million, respectively.

As of December 31, 2023 and 2022, there were $1.4 million and $4.6 million, respectively, of unrecognized compensation costs related to nonvested options. The weighted average remaining vesting term of the stock option was 0.46 years, 1.46 years and 2.46 years as of December 31, 2023, 2022 and 2021, respectively.

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

The following table summarizes the activity for all restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2021	—	$—
Granted	7,040,998	18.38
Vested	—	—
Cancelled	—	—
Unvested at December 31, 2021	7,040,998	$18.38
Granted	285,000	2.79
Vested	(1,675,007)	18.38
Cancelled	(1,022,720)	18.38
Unvested at December 31, 2022	4,628,271	$17.42
Granted	80,000	1.23
Vested	(1,548,819)	17.53
Cancelled	(164,988)	15.28
Unvested at December 31, 2023	2,994,464	$17.05

During the years ended December 31, 2023 and 2022, the Company granted 80,000 and 285,000 restricted stock units (“RSUs”), respectively, to its executives and employees. The vesting of each RSU is subject to the employee’s continued employment through applicable vesting dates. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. Compensation expense is recognized on a straight-line basis over the requisite service period of four years.

On August 13, 2022 the Company issued 5,560,780 performance-based vesting restricted stock units (“PRSUs”) to one of its executives over four performance periods where 1,386,445 PRSUs were granted for each of the year ended December 31, 2023 and 2022. Each of the four performance periods will have a separate grant date and service inception date, and a separate requisite service period. The PRSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. The vesting of each PRSU is based on financial performance tied to GMV. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

The following table summarizes the activity for all performance-based restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2022	—	$—
Granted	1,386,445	3.88
Vested	—	—
Cancelled	—	—
Unvested at December 31, 2022	1,386,445	$3.88
Granted	1,386,445	1.17
Vested	(1,386,445)	3.88
Cancelled	—	—
Unvested at December 31, 2023	1,386,445	$1.17

During the years ended December 31, 2023, 2022 and 2021, the compensation expense for all restricted stock units granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $30.5 million, $30.8 million and $3.1 million, respectively.

As of December 31, 2023 and 2022, there were $51.3 million and $82.9 million, respectively, of unrecognized compensation costs related to restricted stock units.

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

The following table summarizes the calculation of basic and diluted net income (loss) per common share (in thousands, except per share data):

	Year Ended December 31,
	2023	2022	2021
Net income (loss)	$(58,990)	$(57,429)	$36,262

Basic earnings per share
Basic weighted average shares outstanding	378,557	373,067	366,651
Basic earnings (loss) per share	$(0.16)	$(0.15)	$0.10

Diluted earnings per share
Basic weighted average shares outstanding	378,557	373,067	366,651
Dilutive effect of stock options	—	—	65,599
Diluted weighted average shares outstanding	378,557	373,067	432,250
Diluted earnings (loss) per share	$(0.16)	$(0.15)	$0.08

The following shares were excluded from the calculation of diluted net loss per share calculation as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2023	2022	2021
Stock options	25,972	51,845	54
Restricted stock units	5,971	7,084	7,041
Warrants	125	125	125

16.	Commitments and Contingencies

From time to time, the Company is a party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. The Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable.

In December 2014, an individual plaintiff sued our subsidiary, Newegg.com Americas Inc. (“Newegg.com Americas”), in Superior Court in Los Angeles County, California, alleging that Newegg.com Americas had engaged in deceptive advertising practices and seeking to certify a class action. In 2016, the trial court sustained Newegg.com Americas’ demurrer to the plaintiff’s claims without leave to amend. The plaintiff appealed, and in July 2018 an appellate court reversed the decision of the trial court, thus allowing the case to proceed. On September 18, 2023, the trial court granted our motion to dismiss for failure to prosecute.

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

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for each of the years ended December 31, 2023, 2022 and 2021 were $1.9 million, $1.6 million and $1.9 million, respectively. Contributions made by the Company are immediately 100% vested.

18.	Related Party Transactions

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The $15.0 Million Loan was subsequently extended to June 30, 2024. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Consolidated Balance Sheets as of December 31, 2023 and 2022.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded interest income of $0.8 million, $0.8 million and $0.8 million, respectively, from loans to affiliate in interest income in the consolidated statement of operations. As of December 31, 2023 and 2022, the amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the consolidated balance sheets was $0.2 million and $0.2 million, respectively.

Sales to Related Parties

Due from related parties and net sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales during the years ended December 31, 2023, 2022 and 2021 were immaterial.

As of December 31, 2023 and 2022, amount due to related parties was immaterial.

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

The following table summarizes net sales from external customers (in thousands):

	Year Ended December 31,
	2023	2022	2021
United States	$1,362,423	$1,553,389	$2,101,975
Canada	114,948	138,123	211,778
Rest of world	19,592	28,761	62,472
Total	$1,496,963	$1,720,273	$2,376,225

The following table summarizes net sales by product category and revenue stream (in thousands):

	Year Ended December 31,
Net Sales by Product Category	2023	2022	2021
Components & Storage	$910,772	$1,046,095	$1,346,053
Computer System	327,263	345,949	644,923
Office Solutions	80,767	96,679	155,526
Software & Services	55,091	58,424	56,402
Electronics	31,020	38,302	52,058
Others	92,050	134,824	121,263
Total Net Sales	$1,496,963	$1,720,273	$2,376,225

	Year Ended December 31,
Net Sales by Revenue Stream	2023	2022	2021
Direct sales revenues(1)	$1,396,624	$1,607,027	$2,243,421
Marketplace revenues(2)	32,330	47,005	63,492
Services revenues(3)	68,009	66,241	69,312
Total Net Sales	$1,496,963	$1,720,273	$2,376,225

(1)	Includes all first-party product sales where Newegg owns and sells its own inventories within its websites and third-party marketplace platforms.

(2)	Includes all the commission revenues earned from sales made by sellers on its websites.

(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

The following table summarizes net property, plant and equipment by country (in thousands):

	As of December 31,
	2023	2022
United States	$40,063	$21,637
Canada	76	94
Rest of world	21,340	23,344
Total	$61,479	$45,075

20.	Subsequent Events

In January 2024, the Company borrowed $25.0 million under its line of credit. This $25.0 million was paid back in February 2024.

In February 2024, Bitmain repurchased the remaining 6,689,520 Series B+ shares held by the Company’s subsidiary, Newegg Tech Corporation. As a result of the repurchase, the Company recognized a gain on sales of investment of $1.5 million in February 2024 with a carrying value of the investment at $0 as of February 29, 2024.

In February and March 2024, the Company repurchased 2,043,138 shares of its common stock for $2.0 million under the $10 million share repurchase program approved in November 2023.

In April 2024, the Company signed a non-binding Term Sheet with East West Bank for a three-year $100 million revolving credit facility. The Company expects to finalize the terms and conditions of this revolving credit facility prior to the expiration of its existing revolving credit facility on August 20, 2024.

Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.2	Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.3	First Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on April 28, 2022).
1.4	Second Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on September 2, 2022).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
2.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.1	Form of Merger Agreement, by and among LLIT, Lightning Delaware Sub, Inc., and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.2	Form of Disposition Agreement, by and between LLIT and Beijing Fenjin Times Technology Development Co., Ltd. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.3	Newegg’s 2005 Incentive Plan, as Amended (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.5	Employment Agreement by and between Anthony Chow and Newegg Commerce, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.6	Form of Employment Agreement by and between Newegg Commerce, Inc. and certain of its executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.7	Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.8	First Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.9	Pledge Agreement, by and among East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.10	Pledge and Security Agreement, by and among East West Bank, Newegg Tech, Inc. and ChiefValue.com, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.11	Guaranty and Suretyship Agreement, by and among East West Bank, Newegg Tech, Inc., ChiefValue, Inc. and NuTrend Automotive, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.12	Intercompany Subordination Agreement, by and East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.13	Letter Agreement, between East West Bank and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.14	Newegg Commerce, Inc. 2021 Equity Incentive Plan (incorporated by reference to the Company’s Report on Form 6-K, filed November 29, 2021).
4.15	Supplemental Agreement dated April 22, 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
4.16	Amended and Restated Supplemental Agreement dated December 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.17	Purchase and Sale Agreement by and between BSP Senita Gateway Center, LLC and Newegg Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1	Consent of Independent Registered Public Accounting Firm.
97.1	Newegg Commerce, Inc. Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Schema Document.
101.CAL	Inline XBRL Calculation Linkbase Document.
101.DEF	Inline XBRL Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL document and included in Exhibit 101).

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2024	NEWEGG COMMERCE, INC.

/s/ Anthony Chow
Anthony Chow
Chief Executive Officer