Form 20-F
period 2024-12-31
Newegg Commerce, Inc.
filed 2025-04-28
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Newegg Commerce, Inc.
21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765
(Address of principal executive offices)

Christina Ching

Interim Chief Financial Officer and Chief Accounting Officer

Newegg Commerce, Inc.

21688 Gateway Center Drive, Suite 300

Diamond Bar, CA 91765

Telephone: (626) 271-9700
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, par value $0.43696	NEGG	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 19,478,394 shares of the registrant’s Common Shares outstanding.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, or manage our contraction, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the e-commerce industry;

●	general macroeconomic factors that have affected and may continue to affect our business and financial condition, including changing interest rates and inflation; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this annual report. If any of the following risks or uncertainties actually occurs, our business, financial position and results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline and you may lose all or part of your investment. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. Our business, financial condition, prospects, results of operations or cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. We cannot assure you that any of the events discussed in the risk factors below will not occur. The risks described below are organized by risk type and are not listed in order of their priority to us.

Summary of Factors That May Affect Our Future Results

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, and results of operations or cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. You should consider all of the risk factors described in our public filings when evaluating our business, including risks relating to:

●	the impact of global macroeconomic conditions on consumer spending;

●	the intense domestic and international competition we face;

●	any decline in demand for IT/CE products;

●	our reputation and business if we or Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items;

●	our inability to provide a satisfactory customer experience;

●	our use of software and systems contain open source software;

●	pricing strategies not meeting customers’ price expectations or resulting in profitability;

●	system interruptions, including failures caused or experienced by third-party service providers, and lack of redundancy and timely upgrade;

●	our reliance on and relationships with third-party payment processors to process deposits and withdrawals made by users of our Marketplace;

●	the loss of key employees or the failure to attract or retain qualified personnel;

●	any significant inadvertent disclosure or breach of confidential or personal information we hold;

●	our ability to promote and strengthen the Newegg brand;

●	inflation, uncertainty and volatility in the financial markets and other macroeconomic factors;

●	the material weaknesses we identified in our internal control over financial reporting;

●	our international operations;

●	our expansion into new product categories, services, technologies and geographic regions;

●	any interruption in our fulfillment operations;

●	our reliance on a limited number of third-party courier service providers;

●	pandemics and other public health crises, natural disasters, climate change, terrorist activities and political unrest;

●	our dependence on relationships with vendors to source sufficient quantities of merchandise on favorable terms;

●	our marketing activities to help attract visitors to our online platforms;

●	delays, increased cost or quality control deficiencies in the importation of products manufactured abroad;

●	our dependence on third parties to perform a number of our e-commerce functions;

●	management of our inventory;

●	the fact that we have incurred net losses in the past and may experience losses in the future;

●	failure to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards;

●	the seasonality of our business;

●	the life cycle fluctuations of the products we sell;

●	the performance, reliability and security of the internet infrastructure in the countries where we operate;

●	management of our growth or execution of our strategies;

●	any adverse change in our vendor payment terms and conditions;

●	our revolving credit agreement, which contains a number of covenants that may restrict our current and future operations;

●	access to international markets and applicable laws relating to trade, export and import controls and economic sanctions;

●	our ability to raise additional capital;

●	significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals;

●	claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations;

●	our ability to adequately protect our intellectual property rights;

●	any assertions, claims and allegations that we have infringed or violated intellectual property rights;

●	product liability claims, which could be costly and time-consuming to defend;

●	any additional costs incurred due to tax assessments resulting from ongoing and future audits by tax authorities;

●	relatively stringent employment laws in some of the countries in which we operate;

●	our ability to use our net operating loss carryforwards and certain other tax attributes;

●	our being treated as a U.S. corporation for all U.S. federal tax purposes;

●	the shares pledged as collateral to support delinquent indebtedness of our two largest and controlling shareholders;

●	the extreme volatility of the market price of our common shares due to numerous circumstances beyond our control;

●	Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo, and in his own capacity) and Mr. Fred Chang’s approximate 57.3% and 30.9% control, respectively, and 88.2%, collectively, of the voting power of our issued and outstanding common shares as of December 31, 2024;

●	our status as a “controlled company” within the meaning of the Nasdaq Listing Rules and the corresponding exemptions from certain corporate governance requirements;

●	certain provisions of Newegg’s Amended Shareholders Agreement that may delay or prevent us from raising funding in the future and may have an adverse impact on us and the liquidity and market price of our common shares;

●	any shareholder litigation due to the volatility in the price of our common shares, which may result in substantial costs and a diversion of our management’s attention and resources;

●	our failure to maintain compliance with Nasdaq Listing Rules, which may lead to us being delisted from Nasdaq, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult;

●	any involvement of our directors and officers in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, result in additional expenses, and distract our management from our day-to-day operations;

●	securities or industry analysts not publishing research or reports about our business or adversely changing their recommendations regarding our common shares;

●	techniques employed by short sellers to drive down the market price of our common shares;

●	difficulty enforcing judgments against us, our directors and management;

●	unavailability of certain types of class or derivative actions under British Virgin Islands (“BVI”) law and other interests under U.S. law;

●	protecting shareholder interests that would otherwise be normally available to shareholders of a U.S. corporation;

●	our expectation not to pay dividends in the foreseeable future;

●	certain home country (British Virgin Islands) practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards, which may afford less protection to shareholders; and

●	our foreign private issuer status, which exempts us from certain reporting requirements applicable to U.S. domestic public companies.

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

Additionally, it is expected that some of our future growth should be driven by product releases or upgrades that may occur in the future. If such product releases do not occur or do not drive sales of IT/CE products to the extent expected, our future sales may be less than predicted, negatively impacting our net sales and net income.

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

We currently operate customer service centers in California, Texas and Asia, focusing on serving North American buyers. Any material disruption or slowdown in our customer support services resulting from telephone or internet failures, power or service outages, natural disasters, labor disputes or other events could make it difficult or impossible for us to provide adequate customer support. In addition, the future volume of customer complaints and inquiries may exceed our present system capacities. If this occurs, we could experience delays in responding to customer inquiries and addressing customer complaints and concerns. Our current level of customer support may also fail to meet the expectations of customers. Failure to provide satisfactory levels of customer service may harm our reputation, causing potential loss of existing customers and difficulty in acquiring new customers.

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

In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission regulations, we are required to accurately identify product offerings, not make misleading claims on our platforms, and use qualifying disclosures where and when appropriate. We are particularly subject to the risks associated with our discounting pricing practices as a result of the aggressive judicial interpretations of deceptive pricing laws, particularly in California, which has led to numerous class action settlements by online and brick-and-mortar retailers in the past. For example, Newegg was named as the defendant in a putative class action accusing it of violating the False Advertising Law, the Unfair Competition Law and the Consumer Legal Remedies Act by using allegedly deceptive list prices with allegedly overstated discounts for our products. This matter was dismissed in September 2023 for failure to prosecute. An adverse outcome in any other lawsuits challenging deceptive pricing against us could have a material adverse effect on our reputation, business and financial condition.

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

Any internet network interruptions, latency or problems with our online platforms’ availability could prevent customers from accessing, browsing and placing orders on our online platforms, and impact our ability to fulfill orders or bill customers, which may cause customer dissatisfaction and damage our reputation and brand. We have experienced brief computer system interruptions in the past and believe that others will occur from time to time in the future. Our systems and operations potentially are vulnerable to damage or interruption from a number of sources, including the following:

●	natural disaster or other catastrophic event such as earthquake, fire, drought, power loss or interruption, telecommunications failure, hurricane, volcanic eruption, flood or terrorist attack. For example, our headquarters and the majority of our infrastructure, including some of our servers, are located in Southern California, a seismically active region;

●	diseases or pandemics that have affected and may continue to affect the supply chain of our brand partners and Marketplace sellers, and our logistics in the future due to inconsistent and unanticipated order patterns, other diseases or pandemics or unforeseen natural disasters;

●	computer malware, physical or electronic break-ins and similar disruptions;

●	security breaches and hacking attacks;

●	failure by third-party vendors, including data center and bandwidth providers, to provide steady and high-speed access to our online platforms and systems. Any disruption in our network access or co-location services, which are the services that house some of our servers and provide internet access to them, provided by these third-party providers or any failure of these third-party vendors to handle existing or higher volumes of use could significantly harm our business. Any financial or other difficulties these vendors face could also adversely affect our business; and

●	incidents of fraud.

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

The loss of any of our current executives, key employees or key advisors, or the failure to attract, integrate, motivate and retain additional key employees, can have a material adverse effect on our business. Competition for well-qualified and skilled employees has been increasingly intense, and our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, data scientists and technology and fulfillment professionals. Although we have employment agreements with our executive officers, all of our executive officers are employed “at-will” and could terminate their employment at any time. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully can be seriously harmed. Furthermore, replacing executive officers or other key employees with other highly skilled and qualified candidates has been and may continue to be difficult, taking an extended period of time. For example, as previously announced, our Chief Financial Officer, Robert Chang, retired in May 2024. While the search for a permanent replacement is ongoing, these processes can be time-consuming and disruptive to our business, and we cannot guarantee that a suitable candidate will be identified in a timely manner, if at all. Recruiting skilled personnel is highly competitive. There can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

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

We may incur significant costs in protecting against or remediating cyber-attacks. Any security breach could result in operational disruptions that impair our ability to meet our customers’ requirements, which could result in decreased revenue. In addition, there can be no assurance that our insurance coverage will be sufficient to cover the financial, legal, business or reputational losses that may result from a cyber-attack. Also, whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective customers to reject our products and services in the future, deterring data suppliers from supplying us data or customers from uploading their data on our platform, or changing consumer behaviors and use of our technology. Further, we could be forced to expend significant resources in response to a security breach, including those expended in notifying individuals and providing mitigating services, repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations. Federal, state and foreign governments continue to consider and implement laws and regulations addressing data privacy, cybersecurity, and data protection laws, which include provisions relating to breaches. In any event, a significant security breach could materially harm our business, operating results and financial condition. The integration of AI into our operations increases cybersecurity and privacy risks (including unauthorized or misuse of AI tools) and could lead to potential unauthorized access, misuse, acquisition, release, disclosure, alteration or destruction of company and customer data or other confidential or proprietary information and challenge the stability of our platforms. Further, threat actors may leverage AI to engage in automated, targeted and coordinated attacks of our systems.

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

Labor and supply chain constraints have in the past, and may in the future, contribute to a volatile inflationary environment resulting in significant increases to the cost of components, labor and freight costs and other expenses. Inflationary pressures have affected, and may continue to affect, wages, the cost and our ability to obtain products, the price of our goods and services, our ability to meet customer demand, discretionary consumer spending that may lead to lesser demand for our products, our gross margins and operating profit. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected. In addition, inflation may amplify or exacerbate many of the other risks discussed in this “Risk Factors” section.

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

We are, or may become, subject to risks associated with our international operations, which may harm our business.

Newegg began operations on our Canadian retail website, www.newegg.ca, in October 2008. We also have a physical presence in China and Taiwan. While we may invest in building our business in other markets, we may not be able to successfully manage the challenges associated with our current and future international operations due to risks, such as:

●	international economic and political conditions (including the relationship between China and the U.S.) or geopolitical events and security issues (including terrorist attacks, war, or other armed hostilities);

●	changes in, or impositions of, legislative or regulatory requirements on e-commerce businesses and companies, such as U.S. sanctions laws and regulations, and limitations on our ability to directly own or control key assets, such as overseas warehouses;

●	the legal and regulatory environment in foreign jurisdictions, including with respect to consumer protection; data privacy, protection, and localization; AI; law enforcement; network security; climate and emissions regulations; trade compliance and intellectual property matters; as well as consumer litigation;

●	tax laws, regulations and treaties, including U.S. taxes on foreign operations and repatriation of funds;

●	difficulties in identifying, attracting, hiring, training and retaining qualified personnel, and overseeing international operations, including the efficient management of our international operations;

●	delays or additional costs resulting from tariffs, import/export controls, duties, or other barriers to trade or changes to trade policy; and

●	currency exchange controls or changes in exchange rates, which could make our pricing less competitive or reduce our profit margins.

Any one of the foregoing factors could cause our business, financial condition and results of operations to suffer.

Any future expansion into new product categories, services, technologies and geographic regions may subject us to additional business, legal, financial and competitive risks.

Any future expansion into new product categories, services, technologies and regions, such as our planned expansion into new SaaS and AI-driven product offerings, is subject to risk. In directing our focus into new areas, we face numerous risks and challenges, including alienating our core customer base, facing new competitors, having the increased need to develop new strategic relationships and straining our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. There is no assurance that our strategy will result in increased net sales or net income. Furthermore, growth into new business areas may require changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory and legal risks related to operating in new jurisdictions, any of which may require expertise in areas in which we have little or no experience. These risks may pose a material adverse risk to our business, financial condition and results of operations.

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

Our fulfillment infrastructure may be vulnerable to damage caused by fire, floods, power outages, telecommunications failures, break-ins, earthquakes, human error and other events. For example, in May 2022, our warehouse located in Toronto, Canada experienced a break-in and theft of approximately $3.4 million of inventory. Our fulfillment infrastructure and processes may also contain undetected errors or design flaws that may cause our fulfillment operations to fail and materially impact our business and results of operations. If, for example, any of our warehouses were rendered incapable of operations, we may be unable to fulfill any orders in areas that rely on that warehouse. While we maintain property and business interruption insurance to protect against losses of this nature, we cannot guarantee that such insurance will be available in the future at terms and rates acceptable to us, nor can we guarantee that any related insurance claims will be paid out in a timely manner, or at all. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on a limited number of third-party courier service providers to deliver our products, and our inability to negotiate acceptable terms with these providers and their failure to provide high-quality courier services in a timely manner, if at all, to our customers may negatively impact the procurement experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.

We rely on a limited number of third-party courier service providers to deliver products to our customers. For the periods of the fiscal years ended December 31, 2024 and 2023, approximately 95.8% and 85.3%, respectively, of our total packages were shipped by our top three third-party courier service providers. There can be no assurance that we will be able to maintain or negotiate commercial terms that are no less favorable than those we currently enjoy or are commercially acceptable. Additionally, interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party couriers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. As a result, we could lose customers, and our financial condition and market reputation could suffer.

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

It is difficult to assess the likelihood of such threats and any potential impact at this time. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

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

Our relationship with any particular vendor is dependent on our sales of products manufactured or distributed by that vendor. For certain products, we do not currently, and in the future may not be able to, meet the sales volumes or other requirements necessary to receive favorable treatment from the vendor of that product. As a result, we may not receive favorable pricing, vendor incentives or other considerations from those vendors. During times of short supply for highly desirable products, we may not receive adequate, or any, allocation of a popular product, leading to lost sales and customer dissatisfaction. For example, vendors for semiconductor products, including graphics processing units, have previously experienced and may continue to experience lead times of more than 12 months. Constraints on the availability of these types of products may adversely affect our operating results.

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

Certain vendors provide a significant portion of our merchandise. In the United States and Canada, for the twelve months ending December 31, 2024, our ten largest suppliers accounted for approximately 68% of the merchandise we purchased. Three of our ten largest suppliers, ASI Corporation, MSI Computer Corporation, and TD Synnex, accounted for approximately 33% of our purchases for the same period. Failure to maintain a positive relationship with these key suppliers could impact our ability to sell to customers the products they want.

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

Our success depends on our ability to attract visitors to our online platforms and convert them into customers in a cost-effective manner. We rely on search engines, social media, shopping comparison sites and other affiliate networks to provide content, advertising banners and other links that direct visitors to our online platforms. As of December 31, 2024, approximately 24% of our website and mobile app visitors were referred to us through paid and unpaid search engine listings, shopping comparison sites and other affiliate networks that provide links to our online platforms. In particular, we rely on search engines, such as Google and Microsoft Bing and social media platforms, such as TikTok, Facebook and Instagram, as important marketing channels. Some of these marketing channels, most notably TikTok, have been subject to various forms of data privacy, regulatory and national security scrutiny, as well as mounting political pressure to potentially limit or restrict the use of such channels. If such efforts to limit or restrict these channels are successful (such as U.S. legislation that was set to ban TikTok), our ability to engage and interact with existing and potential customers could be significantly limited, which could in turn have a material adverse impact on our business results. Further, if search engines or social media platforms change their search engine algorithms periodically or penalize us for non-compliance with their guidelines while using their algorithms, terms of service, or display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive visitors to our websites and mobile apps. We also sometimes pay these third parties to include or highlight our websites in their search results. If such third parties modify or terminate their relationship with us or increase the price they charge to us, if our competitors offer them greater fees for traffic, or if any free third-party platforms on which we rely begin charging fees for listing or placement, our expenses could rise and traffic to our websites could decrease, resulting in harm to our operations.

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

As of December 31, 2024, approximately 8.9% of our gross merchandise value (“GMV”) was generated by the sale of products fulfilled through third parties. These third parties provide various services on our behalf, including inventory maintenance and order processing. We have no effective means to ensure that these third parties will continue to perform these services to our satisfaction, in a manner satisfactory to our customers or on commercially reasonable terms. Our customers may become dissatisfied and cancel their orders or decline to make future purchases if these third parties fail to deliver products on a timely basis. If our customers become dissatisfied with the services provided by these third parties, our reputation and brand could suffer.

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

We purchase most of the merchandise that we sell directly to customers on our online platforms from manufacturers or distributors. We assume inventory damage, theft, obsolescence, and price erosion risks for our inventory. These risks are especially significant as most of the merchandise sold on our online platforms is characterized by rapid technological change, obsolescence and price erosion. For the year ended December 31, 2024, we recorded inventory write-offs or write-downs totaling $4.2 million, or 0.4% of our cost of goods sold. We may sell obsolete or dated merchandise at a discount or loss. If there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases increase our exposure to inventory obsolescence. Our success depends on our ability to sell our inventory rapidly, purchase inventory at attractive prices relative to our resale value and manage customer returns and the shrinkage resulting from theft, loss, and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to write down or write off substantial amounts of inventory, or sell it at a discount or loss, which could materially and adversely impact our business, financial condition and results of operations.

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

We incurred net losses of $43.3 million, $59.0 million, and $57.4 million in 2024, 2023, and 2022, respectively, and reported net income of $36.3 million in 2021. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, source and sell higher margin products, grow and diversify our supplier base, and optimize our cost structure. We may not be able to achieve any of the above. If we grow and expand our business, our operating expenses may increase further. As a result of the foregoing, we may incur net losses in the future.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platforms, including our websites and mobile apps. The internet and the e-commerce industry are characterized by rapid technological evolution, such as emerging artificial intelligence (“AI”) and machine learning technologies, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, and changes in customer requirements and preferences, any of which could render our existing technologies and systems obsolete. We may be required to devote substantial resources to developing proprietary technologies or license technologies, enhancing our existing websites and mobile apps, developing new services and technology such as AI and machine learning that address the increasingly sophisticated and varied needs of our current and prospective customers and adapting to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks. There can be no assurance that our efforts to develop proprietary technologies will succeed or that any technology licenses will be available on commercially reasonable terms. Substantial investments will be required to remain technologically competitive, and our failure to do so may harm our business and results of operations. Furthermore, the legal regulatory regime relating to AI is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of AI in certain circumstances or result in regulatory investigations, fines and penalties.

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

As we tend to experience higher sales in the fourth quarter, we generally experience an increase in our cash position at year-end, as compared to the first, second and third quarters when sales are lower. Historically, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities) at December 31 of each year. In anticipation of higher sales during the holiday season, we typically begin building up inventory levels in the later part of the third quarter. As a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end. As sales begin to slow in the first and second quarters, inventory levels decrease, inventory turnover lengthens, and accounts payable and cash balances decrease as we pay our vendors. As of the fiscal year ended December 31, 2024 and 2023, accounts payable amounted to approximately $148.3 million and $206.6 million, respectively.

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

Our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in the countries where we operate. We have several servers located in China that provide development, testing and quality control services. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the People’s Republic of China (“PRC”). In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.

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

Our success depends upon our ability to manage the growth of our operations effectively. Any planned future expansion will likely increase the complexity of our business and place a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. In addition, any future growth will likely require us to improve our operational and financial systems, procedures and controls, successfully manage international operations and hire additional personnel. These efforts may not be successful, and we may be unable to improve our systems, procedures and controls in a timely manner.

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

We purchase our inventory from vendors on trade accounts typically requiring payment between 30 and 60 days after the date the inventory is shipped to us. As of December 31, 2024, our accounts payable balance was $148.3 million with 49 days of payables outstanding. Our accounts payable balances as of December 31, 2024 represented 36.4% of our liabilities and shareholders’ equity. An adverse change in our vendors’ payment terms and conditions would significantly increase our working capital requirements and have a material adverse effect on our business, financial condition and results of operations.

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

The increasing use of economic sanctions and export controls has impacted and may in the future impact demand for our products or services, negatively impacting our business and financial results. Reduced demand due to export controls could also lead to excess inventory or cause us to incur related supply charges. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our supply chain or our ability to provide our products and services to customers in all markets worldwide, which could also substantially reduce our revenue. Additionally, repeated changes in the export control rules are likely to impose compliance burdens on our business and our customers, negatively and materially impacting our business.

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

As of December 31, 2024 and 2023, approximately 58% and 65% of our products that were sold through our platforms, both direct sales and marketplace, were manufactured in China, respectively. U.S. government actions since 2018 have imposed greater restrictions and economic disincentives on international trade impacting imports and exports. The U.S. government has adopted changes, and may adopt further changes, to trade policy and in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It imposed additional tariffs on certain foreign goods, including steel and aluminum, semiconductor manufacturing equipment and spare parts thereof, and has amended export regulations regarding sales to companies on the U.S. Entity List, and the export of semiconductor manufacturing equipment and advanced semiconductor technology and commodities to a range of countries, including China. These changes prohibit the sale and other transfers of U.S. origin and foreign produced direct products that are manufactured using controlled U.S.-origin and controlled equipment, technology, and software located outside the United States to certain companies on the U.S. Entity List and to targeted companies. These regulations continue to evolve and have impacts on international supply chains that Newegg relies on for some of its products.

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

The U.S. has implemented a series of rapidly changing tariffs on certain foreign goods and may implement additional tariffs in the future, which we expect will negatively affect our business and our customers. For example, in February 2025, the U.S. administration issued three Executive Orders imposing tariffs of 25% on goods imported from Canada and Mexico and an additional 10% on goods imported from China (including Hong Kong). Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 145%. On April 11, China announced that it would increase its retaliatory tariff to 125%. In addition, the United States has announced the elimination of the “de minimis” exemption from customs duties and taxes for imported goods from China and Hong Kong falling below a threshold value beginning May 2, 2025 and tariff exemptions for specific categories of products, including smartphones, computers, semiconductors and other electronic goods. Such actions could give rise to further escalation of trade measures by the U.S and impacted countries. Developments with regard to the timing and manner in which tariffs will be implemented, the amount, scope and nature of tariffs, the countries subject to new or additional tariffs imposed by the U.S., and tariffs imposed by other countries on goods imported from the U.S. are rapidly evolving and may change unexpectedly at any time.

Further, changes in U.S. trade policy could result in more U.S. trading partners adopting responsive trade policy making it more difficult or costly for us to source certain inputs for our products and to export our products to certain countries. Any of the measures outlined above can result in increased costs for goods imported into the U.S. This in turn could require us to increase prices to our customers, which may reduce demand or, if we are unable to increase prices, result in lowering our margin on goods and services sold. To the extent that trade tariffs and other restrictions imposed by the U.S. increase the price of semiconductor equipment and related parts imported into the U.S., the cost of our materials may be adversely affected and the demand from customers for products and services may be diminished, which could adversely affect our revenues and profitability. See “— Newegg’s Business Model” for more information about direct sales and marketplace.

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

In the ordinary course of business, Newegg is subject to tax examinations by various governmental tax authorities. The global and diverse nature of our business means that there could be additional examinations by governmental tax authorities and the resolution of ongoing and other probable audits which could impose a future risk to the results of our business. While our past tax controversies have not had a material impact to date, any similar future tax matters that are not resolved in our favor could have a material impact on our consolidated financial position, cash flows, and results of operations.

Employment laws in some of the countries in which we operate are relatively stringent.

As of December 31, 2024, we had 762 full-time employees, of whom approximately 65% were located in the United States, 30% in China, 3% in Taiwan, and 2% in Canada and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, Newegg is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

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

Risks Related to our Common Shares

A majority of Newegg’s Common Shares are pledged as collateral to support delinquent indebtedness of our two largest shareholders and could be sold to satisfy that indebtedness or for other reasons.

Our common shares (“Newegg Common Shares”) owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch (“BOC”) as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. Hangzhou Lianluo has informed us that the total principal amount owed under these loans as of March 31, 2025 was RMB147 million in RMB-denominated loans plus USD$66.5 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China (the “Hangzhou Court”) alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The Hangzhou Court has ruled that the loans are in default in a final, non-appealable judgment.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Court alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. Hangzhou Lianluo has informed us that the estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2025, was approximately RMB448 million. Hangzhou Lianluo did not pledge any Newegg Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the Hangzhou Court has ruled that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one of such loans.

On May 27, 2024, Hangzhou Lianluo announced that its board of directors convened and approved a proposed application to the Hangzhou Court for reorganization (the “Reorganization Proposal”). Hangzhou Lianluo’s stockholders approved the Reorganization Proposal at a duly convened shareholders’ meeting held on June 12, 2024. The Reorganization Proposal is also subject to the approval of the Hangzhou Court, which approval had not yet been obtained as of March 31, 2025. Upon approval, the Hangzhou Court may appoint an administrator to oversee the reorganization proceedings for Hangzhou Lianluo. Such administrator could assume the director nomination rights currently held by Digital Grid. In addition, Hangzhou Lianluo’s shares of the Company’s stock could be sold during the proposed reorganization to help meet Hangzhou Lianluo’s liquidity needs.

On August 16, 2024, the Shenzhen Stock Exchange delisted the common shares of Hangzhou Lianluo, which could cause its creditors and shareholders to seek liquidity, including by seeking the sale of Newegg Common Shares held by Hangzhou Lianluo.

In recent years, Hangzhou Lianluo and its affiliates have been liquidating some of their holdings in Hangzhou Lianluo to pay down loans secured by Hangzhou Lianluo’s common shares. From December 20, 2021 to December 29, 2023, we estimate Mr. Zhitao He transferred approximately 121,098,905 common shares of Hangzhou Lianluo (constituting approximately 5.56% of its total capital stock) to various creditors to pay down the loans secured by Hangzhou Lianluo’s common shares. The continued sale of these shares could result in a change in control of Hangzhou Lianluo, and thus a change in control of Newegg.

Our second largest shareholder, Mr. Fred Chang, has also pledged 2,600,000 Newegg Common Shares beneficially owned by him to East West Bank (“EWB”) as collateral to support loans provided by EWB to Tekhill USA LLC (“Tekhill”), an affiliate of Mr. Chang. Mr. Chang informed us that the total principal amount owed by Tekhill under the EWB loan as of March 31, 2025 was $15 million. In January 2025, EWB notified Tekhill that it was in default under the EWB loan because the collateral coverage under the EWB Loan was less than that required under the terms of the loan. This default remained uncured as of March 31, 2025, and unless and until cured, EWB could sell some or all of the Newegg Common Shares pledged by Mr. Chang.

Sales of Newegg Common Shares owned or pledged by Mr. Chang, Digital Grid or Hangzhou Lianluo, including for the payment of financial or settlement obligations to EWB, BOC or ICBC, could cause the market price of the Common Shares to drop significantly.

BOC could sell, or force Digital Grid to sell, some or all of its shares while the BOC loans remain delinquent.  EWB could sell, some or all of the Newegg Common Shares pledged to EWB while the EWB loan remains in default. Mr. Chang or Digital Grid could also choose to voluntarily sell some or all of his or its shares at any time to satisfy the EWB, BOC or ICBC loans or for other reasons.  Any such sale or attempted sale could:

●	Occur at a discount to our public trading price and over a short time period;

●	Result in the loss of minority protective rights currently held by the “Minority Representative” (as defined in the Company’s Amended and Restated Memorandum and Articles of Association);

●	Result in a change of control of us to the buyer of such shares; or

●	Result in litigation over the ownership and title to those shares.

Each of these risks could cause our share price to fall significantly, including as described further below.

●	BOC could attempt to foreclose upon and sell Digital Grid’s shares in Newegg at any time. EWB could do the same with Mr. Chang’s Newegg Common Shares while the EWB loan remains in default. Any such sale could be done quickly and without regard for maximizing the sale price, other than to enable BOC or EWB to recover the amount of indebtedness owed to it by Hangzhou Lianluo or Mr. Chang. In such a case, the sale price would likely be significantly less than the public trading price of our shares, which would likely cause our share price to fall significantly.

●	If Digital Grid sold some or all of its shares, its ownership percentage in Newegg could drop below 50%, causing it to lose control of our board of directors, leading to a potential change in control of the Company. Any such change in control could be viewed negatively by our shareholders, leading to a drop in the trading price of our shares.

●	If Mr. Chang sold some or all of his shares, he and the other Legacy Shareholders (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) would hold less of the outstanding Common Shares of Newegg, which could cause them to lose rights granted to the Minority Representative to appoint up to three board members and approve of certain corporate actions described under Item 10.B. “Memorandum and Articles of Association” under the subheadings “Rights of Certain Principal Shareholders” and “Requirements of Board Approval on Certain Matters.”

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

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity) and Mr. Fred Chang control approximately 57.3% and 30.9%, respectively, and 88.2%, collectively, of the voting power of our issued and outstanding common shares as of December 31, 2024. They will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity) and Mr. Fred Chang control approximately 57.3% and 30.9%, respectively, of the voting power of our issued and outstanding common shares, and 88.2%, collectively, as of December 31, 2024. Additionally, Mr. Zhitao He and Mr. Fred Chang, both of whom serve as our directors, will be able to exercise substantial influence over our business and operations. They may also have a conflict of interest with our other shareholders. Where such a conflict exists, our other shareholders will be dependent upon Mr. He, Mr. Chang, and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. He and Mr. Chang will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

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

Digital Grid and Mr. Fred Chang, who beneficially own approximately 57.3% and 30.9%, respectively, of our total voting power as of December 31, 2024, have the right to appoint four directors and three directors, respectively, with Mr. Fred Chang acting as a “Minority Representative” selected by a majority of the Legacy Shareholders (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), who collectively own approximately 32.6% of our total voting power as of December 31, 2024. The number of directors that Digital Grid and the Minority Representative are entitled to appoint will decrease proportionately with the decrease of the respective voting power of Digital Grid and the Legacy Shareholders. Any director positions which neither Digital Grid nor the Minority Representative is entitled to appoint shall be appointed by the remaining directors, or by any other means allowed under the Amended and Restated Memorandum and Articles of Association.

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

Our common shares are traded and listed on Nasdaq under the symbol “NEGG.” However, there is no assurance that we will be able to continue to maintain compliance with Nasdaq continued listing requirements. The Nasdaq Listing Rules require, among other things, that listed securities maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and failure to meet the Minimum Bid Price Requirement within specified compliance periods following receipt of a deficiency notice may result in delisting. For example, on November 6, 2023, we received a letter from Nasdaq notifying us that we were not in compliance with the Minimum Bid Price Requirement, which was subsequently cured on December 12, 2023. Additionally, on April 7, 2025, we effected a twenty-for-one combination of the Company’s common shares, which was intended to enable the Company to continue to meet the Minimum Bid Price Requirement. On April 22, 2025, the Company received a notification letter from Nasdaq notifying the Company that it had regained compliance with the Minimum Bid Price Requirement. However, if we fail to comply with this, or any other, Nasdaq Listing Rule in the future, our common shares may lose their status on Nasdaq and they would likely be traded on the over-the-counter market, including the Pink Sheets market. As a result, selling our common shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may not arise. In addition, in the event our common shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our common shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our common shares. Such delisting from Nasdaq and continued or further declines in our common share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

Newegg Commerce, Inc. (previously known as “Lianluo Smart Limited”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003. The Company’s principal executive office is located at 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765 and its telephone number is (626) 271-9700, and its website address is www.Newegg.com. The address of the Company’s registered agent is Vistra License Holdings (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The SEC maintains an internet site that contains reports, proxy information, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We are a leading technology-focused e-commerce company in North America. Since 2005, we have recognized GMV of approximately $44 billion and have processed over 198 million orders. In 2024, 2.1 million buyers purchased over 302,000 items from us, making us one of the largest e-commerce businesses in the United States. In 2024, we offered more than 4 million SKUs for sale on our platform, representing over 27,000 brands in the IT, consumer electronics and other related categories. We offer brands and sellers a wide range of options to sell through our platform, as well as services that we offer to help make their online businesses more efficient and effective. Our Direct offering allows brands to sell directly to us and we manage the inventory and transaction directly with our consumers. Our Marketplace offering allows brands to leverage our platform, buyer audience and e-commerce solutions in order to generate sales on the Newegg platform.

Share Combination

On April 7, 2025, the Company effected a share combination of the Company’s outstanding common shares, par value $0.021848 per share, at a ratio of twenty-to-one (the “Share Combination”). The common shares listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Share Combination adjusted basis at the open of business on April 7, 2025. As a result of the Share Combination, the number of issued and outstanding common shares immediately prior to Share Combination was reduced such that every twenty shares of common shares held by a shareholder immediately prior to the Share Combination were combined and reclassified into one common share par value $0.43696 per share. Fractional shares resulting from the Share Combination were settled by cash payment.

Options, and other like awards, to purchase the Company’s common shares were also proportionately adjusted in accordance with their terms to reflect the Share Combination.

All common share amounts and per share numbers discussed herein have been retroactively adjusted for the Share Combination.

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

Customers

We have built a large, highly engaged and loyal customer base. As of December 31, 2024, we had over 2.1 million active customers, defined as a unique customer ID with at least one item purchased on our platforms in the past 12 months.

Our core customers include both our business-to-consumer (“B2C”) customers and our business-to-business (“B2B”) customers. See “Our Business Models” for more information about our B2C and B2B businesses.

We believe that we offer the following compelling value propositions to our customers:

●	Wide range of technology-focused products. With approximately 4.4 million SKUs and 1,513 categories as of December 31, 2024, we offer our customers a one-stop shop for a vast selection of technology products, ranging from brand-name IT/CE products and in-house brands of computer hardware to peripherals under our private labels. Our extensive product offerings enable us to meet the diverse needs of a group of sophisticated customers, which is difficult for brick-and-mortar retailers to match due to shelf space constraints.

●	Data-driven shopping experience.

○	Content-rich, user-friendly interface. Our platforms are user-friendly and easy to navigate, with features enabling customers to easily discover new products and trends, such as intelligent product recommendations and curated, personalized content supported by data and analytics. We also empower customers to make informed purchasing decisions by offering customized, AI-enabled shopping features, such as an AI shopping assistant and a PC builder which leverages AI to understand a customer’s intended system design configuration, detailed product information, customer opinions, peer reviews, product tutorials and the opportunity to network with other members of the Newegg community. We operate in-house video production that generates original content to engage and inform customers, and we continue to enhance these capabilities in order to produce more and better content. Our platforms also provide an extensive portfolio of user-generated content, including over 4.8 million reviews as of December 31, 2024.

○	Timely, secure and reliable fulfillment. Leveraging our reliable logistics network and infrastructure, we are able to maintain a high level of shipping accuracy and reliability and timely delivery. See also “— Logistics and Fulfillment.” As of December 31, 2024, we achieved, for orders directly fulfilled by us, an over 99.7% average delivery accuracy rate, which is a measure of orders that are delivered with the correct contents and to the correct address as a percentage of total orders, a 98.0% one-business day fulfillment rate in the United States and Canada if ordered prior to our 2:00 p.m. local order cut-off time, and a 99.8% two-business day fulfillment rate in the United States and Canada.

●	Vibrant community of tech-savvy customers. We continue to maintain a large and vibrant community of tech-savvy customers, providing inspiration for visitors to discover new technology trends and products and valuable decision-making intelligence typically not found at traditional retailers. We have continued to offer value-added services to foster this community, including our industry leading PC Builder tool and Newegg Studio produced content.

●	Competitive Offerings.

○	Competitive Pricing. We are able to offer competitive pricing across a broad range of categories because of our scale, strong supplier and Marketplace seller relationships, and our ability to maintain a cost-efficient infrastructure. Our experienced product management team leverages data to cost-effectively match demand with supply, minimize inventory and reduce infrastructure costs associated with brick-and-mortar retailers. We are also able to find optimized pricing points by leveraging our data and analytics capabilities and by monitoring our major competitors’ pricing trends.

○	Flexible payment options. We accept a variety of payment options and have sought to add new payment methods to cater to the needs of our customers. We also offer open-term accounts for business and public sector customers. For example, in response to increasing customer demand, we introduced Bitcoin payment solution in 2014 and Apple Pay in 2016. In late 2020, we also started offering a Pay-in-4 program, where customers are given the freedom and flexibility to spread their payment in four interest-free installments. See also “— Payment.”

Marketplace Sellers

On our Newegg Marketplace, third-party sellers offer their products to our customers through our platforms and pay us commissions on their sales. See “— Our Business Models — Marketplace” for more details. Our Newegg Marketplace has over 5,200 sellers, approximately 4.3 million SKUs and over 1,400 categories as of December 31, 2024.

We are a business enabler for our Newegg Marketplace sellers in many ways. We believe that our Marketplace sellers choose to partner with us not just because we offer a large online sales channel, but also because we deliver the following additional value:

●	Scaled access to technology-focused consumers. Our Marketplace connects sellers, whether brand owners or retailers, to our large established tech-savvy customer base in 20 countries and regions as of December 31, 2024. In 2024, approximately 0.8 million active customers purchased $318.6 million in gross merchandise value from our Marketplace business. In addition to consumers, our Newegg Marketplace also provides smaller vendors and retailers with access to profitable B2B opportunities that would otherwise be difficult to reach due to the challenges associated with providing specialized support for business’ purchasing needs.

●	Access to premium e-commerce solutions. Sellers generally face high barriers entering and competing in the e-commerce market, including access to affordable and user-friendly logistics and data analytics services. Our Marketplace addresses these challenges by providing sellers with a comprehensive suite of e-commerce solutions, including an API-enabled portal, on-site promotions, a curated marketing program, and fulfillment and delivery services. Particularly, we provide Marketplace sellers with valuable data insights, which help them to market their products more effectively, generate additional traffic and increase conversion.

●	Human touch. Our Marketplace is a key component of our ecosystem. Since we launched our Marketplace model in 2010, we have carefully nurtured our relationships with Marketplace sellers and have invested in their success. For example, we assign dedicated account managers to qualified sellers to help them tackle the variety of challenges associated with operating a virtual storefront. We believe our service-oriented approach will drive growth in the long run.

Brand Partners

We are a trusted partner and a go-to channel for many leading technology product brands and are increasingly establishing partnerships with brands in a growing number of adjacent product categories. As of December 31, 2024, we sourced merchandise from over 2,050 brand partners for our direct sales business, and featured the official online stores of a number of brand partners, including some of the most well-known brands such as AMD, Acer, ASUS, Corsair, Gigabyte, HP, Intel, Lenovo, Meta Quest, Microsoft, MSI, Nvidia, Samsung, Seagate, and Western Digital.

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

Our Business Models

Our primary business model is to help customers find and purchase their desired products through our platforms. From a customer base and target audience perspective, we categorize our business model into B2C and B2B operations. We strive to offer a compelling online shopping experience, reliable and timely order fulfilment and superior customer service across our B2C and B2B operations through our Direct sales, and Marketplace platforms.

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

Our B2C customers consist primarily of sophisticated IT professionals, gamers, do-it-yourself technology enthusiasts and early technology adopters who generally occupy a well-educated, affluent, and IT trendsetting demographic with relatively high purchase frequency and strong willingness to embrace technology trends and try new products. We believe our success is built upon our ability to cater to the preferences, tastes and habits of this demographic. As of December 31, 2024, we served customers in the United States, Canada and 18 additional countries and regions through our Newegg.com, Newegg.ca and Newegg Global platforms. For details of these platforms, see “— Our Platforms — B2C Platforms.” Our B2C operations generated GMV of $1.2 billion and $1.4 billion for the years ended December 31, 2024 and 2023, respectively.

B2B

With a focus on providing office and IT equipment, NeweggBusiness.com offers our B2B customers access to our extensive product assortment and account managers with expertise in sourcing technology for business and processing industry specific requirements. Our B2B operations generated GMV of $248.1 million and $325.6 million for the years ended December 31, 2024 and 2023, respectively.

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

Direct sales is a significant driver of our business, generating approximately 72.3% of our GMV for the year ended December 31, 2024. The success of our direct sales business depends largely upon our ability to secure a broad selection of products from suppliers at competitive costs. Since the commencement of our operations, we have sought and cultivated deep, longstanding relationships with some of the biggest IT brands in the world and many of the largest, most important IT distributors. We continuously seek to build similar relationships with suppliers in new and emerging categories and geographies. Due to our strong supplier relationships and our purchasing volume, we are able to obtain favorable pricing, early allocation of new products, preferential allocation of products in shortage, and funding for product promotion and cooperative marketing. We also enjoy exclusive arrangements with certain suppliers where we are able to offer highly demanded products exclusively on our platforms. For more information about merchandise sourced for direct sales, see “— Merchandise Sourcing.”

Marketplace

Our Marketplace operations enable customers to discover and purchase products from qualified third-party sellers from over 30 countries and regions globally as of December 31, 2024. As of December 31, 2024, our Marketplace consisted of over 2,400 active sellers based in the United States, over 2,100 active sellers based in China, and over 600 active sellers coming from other countries. Our Marketplace sellers pay us commissions on their sales, with published commission rates varying from 8% to 15% according to product category. We also charge membership fees for the additional value-added services and tools that we provide to sellers based on their enrollment.

Our Marketplace operations consist of the Newegg Marketplace that launched in 2010, the Newegg B2B Marketplace, and the Newegg Canada Marketplace that launched in 2014. As of December 31, 2024, our Marketplace connected B2C and B2B customers to over 5,200 third-party sellers offering approximately 4.3 million SKUs. Our Marketplace offers a variety of product categories, including emerging smart home automation, VR, lifestyle electronics, health and beauty technology products and houses online stores of some of the most well-known brands in the technology industry, such as Dyson and Lenovo.

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

Merchandise Sourcing

As of December 31, 2024, we offered approximately 4.4 million SKUs across our platforms, consisting of over 73,500 direct sales SKUs sourced from at least 310 suppliers globally and approximately 4.3 million SKUs on our Marketplace from over 5,200 third-party sellers globally. As of December 31, 2024, approximately 60.0% of our direct sales inventory was purchased directly from manufacturers, 35.6% from distributors and 4.4% from other sources. As of December 31, 2024, the 10 largest suppliers, whom we have worked with for over a decade, accounted for 68% of the merchandise we purchased for direct sales.

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

Our technology savvy customer base, our online marketing and merchandising expertise and our ability to quickly and efficiently launch new products make us the go-to channel for many manufacturers and distributors. We are particularly strong in the components categories where we are one of the largest channels online or offline and we continue to gain significant traction with suppliers in other categories, such as desktop PCs and laptops.

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

Supply Chain Third-party (3PL) Services

●	Shipped by Newegg Service. We began to offer Shipped by Newegg, a comprehensive suite of warehousing and fulfillment services, to our Marketplace sellers in 2013. Enrolled Newegg Marketplace sellers deliver their products to one of our fulfillment centers, and we handle the fulfillment of orders placed in the sellers’ online stores and charge service fees based on the size of the products and the shipping methods requested.

●	Newegg Logistics. We launched Newegg Logistics in 2014, a division dedicated to providing end-to-end e-commerce logistics and supply chain solutions covering warehousing, inventory management, order processing, packing, and shipping, designed to reduce inventory costs and streamline supply chain efficiencies, to our business partners, manufacturers, whole-sellers, Marketplace sellers and B2B clients. We provide our clients recommendations based on their supply chain strategy and roadmap. To address our clients’ concerns in managing customer returns, we customize a cost-effective reverse logistics solution catered to their businesses. Our solutions range from small parcel delivery to Less Than Truckload, heavy freight, and all the way up to intermodal transport and cross-border shipping, with easy access to road, rail, water, and air transport. We typically enter into a master service agreement with our Newegg Logistics customers and charge service fees at a fixed rate.

Marketing Services

In 2020, we began rolling out the first of our marketing services for Newegg Marketplace sellers. We offer flexible marketing packages consisting of advertising sales, event organization, and other marketing campaigns to our brand partners. We help brands reach a potential audience by leveraging our online portals, marketing affiliates and promotional emails. We help our brand partners and Marketplace sellers design marketing activities with highly effective cost of sales. In addition, our Newegg studios team also provides social media and video content service offerings to market our brand partners to millions of social fans across various internet platforms, including Facebook, TikTok, X, YouTube, Instagram, Blue Sky, and Threads through video content, photography, and engaging social posts by offering promotions, sweepstakes, and reviews in order to maximize our brand partners’ exposure.

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

B2C Platforms

●	Newegg.com. Launched in 2001 in the United States, Newegg.com is our first online platform and currently our flagship e-commerce platform. Newegg.com offers a typical range of IT/CE categories with the continuous addition of emerging categories such as virtual reality, video game consoles and digital games catering to the e-sports segment, wearable devices for health and fitness enthusiasts, home appliances and smart home automation solutions, as well as software, networking equipment, gaming accessories, home office furniture, headphones and portable devices, home video systems, cell phones, home audio and surveillance products. While Newegg.com operates predominantly as a B2C e-commerce platform, Newegg.com supports both direct sales, where we sell merchandise directly to customers, and the Marketplace model where third-party sellers offer their inventory to our customers. As of December 31, 2024, Newegg.com fulfilled orders originating from various countries, mostly in North America.

●	Newegg.ca. We launched Newegg.ca in 2008 to sell IT/CE products in Canada with a business model similar to that of Newegg.com. Newegg.ca is a leading e-commerce platform focusing on IT/CE products in Canada, with approximately 2.1 million registered accounts, and GMV of $100.8 million for the year ended December 31, 2024 and $129.6 million for the year ended December 31, 2023. Currently, nearly half of orders on Newegg.ca are fulfilled from our warehouses. We also deliver to our Canadian customers via Shipped by Newegg or other third-party shipping companies. Orders for merchandise offered by Canada-based Marketplace sellers are fulfilled locally by such sellers in Canada as well.

●	Newegg Global. We launched Newegg Global in 2017 to expand our footprint in the global e-commerce market. Newegg Global currently fulfills orders originating from 20 countries or regions. Newegg Global had over 1.2 million registered customers outside North America as of December 31, 2024.

●	Mobile apps. Since the launch of our first mobile app in 2008, we have accumulated millions of downloads of our mobile apps. We currently have a mobile app for Apple devices and for Android devices, and we launch updated versions of our apps periodically. For more details, see “— Technology — Our IT Capability — Mobile site and apps.”

B2B Platforms

In 2009, we launched NeweggBusiness.com, a site that currently supports substantially all of our B2B operations. Over the years, we have built NeweggBusiness.com into a dedicated B2B e-commerce platform offering a full range of IT, office and industrial products and solutions with a wide customer base ranging from government agencies, healthcare institutions, and education institutions to other businesses of all sizes. NeweggBusiness.com supports both direct sales and a B2B Marketplace that connects our B2B customers with over 1,130 third-party sellers globally.

Other Platforms

In addition to the major Newegg platforms discussed above, we also operate Newegglogistics.com, a platform dedicated to providing reliable logistics and supply chain solutions through 3PL operations. For details of Newegg’s 3PL services, see “— Our Business Models — Supply Chain Third-party (3PL) Services.”

Logistics and Fulfillment

We have a reliable logistics network and infrastructure designed to prioritize timely and accurate shipment of large quantities of orders. This has allowed us to deliver over 33,170 parcels per day on average, with an average accuracy rate of over 99.7%, a 98.0% one-business day fulfillment rate in the United States and Canada if ordered prior to our daily order cut-off time and a 99.8 % two-business day fulfillment rate in the United States and Canada, as of December 31, 2024.

We stock and ship the vast majority of our direct sales products. Fulfillment of orders from our Marketplace is executed by the sellers except for orders shipped through our Shipped by Newegg services, where the items will be shipped from one of our warehouses.

Our logistics and fulfillment infrastructure and capabilities include:

●	Warehouses. We believe the best approach in serving our customers is to maintain reasonable inventory levels and to ship directly from our own inventory. As of December 31, 2024, we maintained regional warehouses in Southern California, Indiana, and Ontario, Canada to fulfill customer orders in the United States and Canada. The geographical placement of our warehouses in North America enables us to reach approximately 98% of the North American population in three business days or less.

●	Cooperation with reliable logistics service providers. We capitalize on a robust transportation framework that connects international air and sea transport, domestic over-the-road carriers, and last-mile delivery to residential consumers through key logistics partners. We have also engaged and are working with multiple logistics partners to offer a wide array of flexible delivery options.

●	Virtual fulfillment. We ship certain products to customers directly from vendors and distributors who meet our quality fulfillment standards without going through our warehouses, a practice which we refer to as virtual fulfillment. Virtual fulfillment is fully utilized to broaden our product assortment and avoid loss of sales when SKUs are out of stock. In the United States, virtual fulfillment accounted for approximately 8.5% of direct sales for the year ended December 31, 2024.

Our logistics and fulfillment focus on reliable, efficient, and flexible delivery.

●	Reliability. We have a reliable technology platform and order process for our fulfillment operation. Customers can track the shipping status of their purchases through links to our email and/or our websites and mobile applications. Our inventory management and tracking also have redundant capabilities to enable each facility, if necessary, to fulfill most of our direct orders. This redundancy could allow us to continually fulfill most orders, albeit less efficiently, as long as a single warehouse is operational.

●	Efficiency. We have a well-designed, fully customized, warehousing management software system that is adopted by all warehouses, featuring smart categorization of inventory assortment in various warehouse locations to maximize logistics efficiency. When we order product from a supplier, we track the receipt of the merchandise and can “material optimize,” or direct, the inventory to a specific warehouse to match customer demand in a geographical area; when a purchase order is received, we match the order to our inventory and distribute a specific order fulfillment assignment to one or more warehouses for processing. We use automated warehouse order fulfillment systems, such as “Goods-to-Person” (GTP) picking and “Autonomous Mobile Robot” (AMR) robotic picking to allow our warehouse staff to fulfill orders efficiently.

●	Flexibility. Our customers may choose from various date options for order delivery, for which our system will select the most economical shipping method, from basic ground shipping to expedited overnight shipping, to meet our delivery commitment. We have continuously optimized our available delivery options to upgrade the shopping experience of our customers.

Customer Service and Support

We have built our brand on the principle of superior customer service. We provide high-quality customer service and support throughout our customers’ entire engagement with us, from purchase to returns.

●	Customer service. Our in-house customer service staff are trained to resolve customers’ inquiries as quickly as possible. We currently operate customer service centers in California, Texas, and Asia, focusing on serving North American buyers. Our customer service representatives are available by phone, live-chat, chatbot or email. We have also been making investments in AI and machine learning technologies, such as ChatGPT, to enhance our chatbot functionality and better serve our customers.

●	Marketplace monitoring. When customers purchase items from our Marketplace sellers, we make them confident that they receive the same level of customer service they expect from our direct sales. With that in mind, we closely monitor the performance of our Marketplace sellers to monitor compliance with Newegg Marketplace rules, have a reliable logistics network, provide customers with quality customer support, ship orders on time, and respond to customer queries in a timely fashion. We have adopted a zero-tolerance policy on counterfeit products and have rules in place to take down allegedly counterfeit or pirated products and disqualify sellers selling counterfeit or pirated products. For more information, see “Risk Factors — Risks Relating to Our Business — Newegg’s reputation and business may be harmed if Newegg or the Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items.”

●	Newegg Marketplace Guarantee service. We also offer a special customer service program, Newegg Marketplace Guarantee, for Marketplace orders. With Newegg Marketplace Guarantee, if a Marketplace seller fails to reimburse the customer for products that are damaged, defective, not received by customer, or materially different from what was displayed on our platform by that seller, the customer can submit a claim directly to us and may be eligible for reimbursement of the purchase price of any product they purchase from a Newegg Marketplace seller.

●	Return policy. Our standard “Hassle Free” return policy generally allows most items that are directly sold and shipped by us to be returned within 30 days of the delivery date for a full refund or replacement.

From a customer service perspective, in addition to our retail customers, we broadly define our customers to also include our Marketplace sellers, from whom we earn commissions, and purchasers of our 3PL services and other ancillary e-commerce solutions and services. See “— The Newegg Ecosystem — Key Ecosystem Participants and How We Create Value for Them — Marketplace Sellers” and “— Our Business Models — Supply Chain Third-party (3PL) Services” for more information about our engagement with these customers.

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

Sales and Marketing

Our marketing strategy includes generating customer traffic, increasing our brand recognition, acquiring customers cost-efficiently, building customer loyalty and maximizing repeat purchases. Our integrated marketing framework represents a core competency that we regard as essential to the success of our platforms. We are focused on continuing to enhance our brand awareness through a variety of online and offline marketing and brand promotion activities, while leveraging technology to drive scalability and sustainability and eventually achieve optimal return on investment and highly effective cost of traffic and sales.

Referral

We benefit significantly from word-of-mouth referrals and positive product reviews, and we believe our reputation as a one-stop–technology shop has led to strong word-of-mouth promotion, especially among the technology-savvy. We have efficient customer acquisition strategies, because the majority of our web traffic is free. Free traffic includes mobile apps, email & SMS, social media, and brand mentions, reviews and shares. Paid traffic includes affiliate marketing, sponsorships, social media influencers, and paid searches. In 2024, 88% of traffic was free, as compared to the paid traffic of 12%.

Online Marketing

We conduct the majority of our marketing efforts online through targeted marketing via affiliates, search engines, promotional emails, social media traffic, targeting and personalization, and online promotion campaigns.

●	Paid search engine marketing. Search engine marketing is an important driver of our traffic and customer acquisition. For the year ended December 31, 2024, our spending on paid search engine marketing represented approximately 43% of our total marketing spending and 7% of total traffic to Newegg’s websites, including desktop, mobile, and app traffic. We bid for specific keywords and products on search engine sites, such as Google and Microsoft Bing, for optimum visibility in the displayed results. Our broad and evolving product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. We also use sophisticated software to strategically manage our keyword and SKU-level bids to maximize marketing performance at an efficient rate.

●	Affiliate marketing. We also engage in affiliate marketing programs where we offer affiliated websites commissions for sales resulting from directing customer traffic to our websites through embedded hyperlinks. Such affiliates are typically deal sites that advertise retailer deals to their audiences. Affiliate marketing is our second largest paid marketing channel and represents approximately 42% of our total marketing expense for the year ended December 31, 2024.

●	Personalized email marketing efforts and customer retargeting. Our personalized email marketing efforts and customer retargeting strategies are based on customers’ on-site behavioral data and purchase history data. Whether customers are undertaking a project, seeking deals, or simply exploring, we tailor our targeted emails to align with their specific needs and interests.

●	Other online marketing channels. Other online marketing channels include click-through based advertising on publishers’ sites, targeted messages, email distribution, banner advertisements on high-traffic portals, social networking via major social media sites and our own branded portal, and onsite promotions and cross-selling opportunities on our websites.

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

We currently have two co-location data centers at facilities in Los Angeles, California and New Jersey to provide redundancy for our e-commerce data. We maintain approximately 834 servers stored in our data centers and approximately 197 network devices. Our IT infrastructure enables us to support over 200 million page views per day and provides the capability to process up to 1.45 million orders per day. Our platform obtained PCI Level 1 certification in 2010.

Our IT Capability

●	Websites. Our website incorporates proprietary technology internally developed on a primarily Microsoft.NET platform. It provides product descriptions, search and ordering functionalities, and product reviews.

●	Mobile site and apps. Customer activity on mobile devices is growing, and we are investing in mobile technology to increase sales to customers using mobile devices. Our mobile app aims to create an easy and convenient shopping experience for our customers on the go.

●	Data and analytics. Data collected from our operations, including inventory data, behavioral and transactional data and pricing data, are housed in our data centers. We have deployed commercial business intelligence software to analyze this data and improve the shopping experience. We apply various AI capabilities and deep learning technologies across our platforms to enhance the shopping experience. Our sophisticated user behavior analysis system leverages our large customer database to create customized product recommendations, allowing us to efficiently acquire new customers and increase sales. Also, we have leveraged our AI capabilities to allow category extraction for different products based on unstructured content and images, the results of which have been used to provide categorization correction and site search relevancy improvement.

●	Inventory management. Our supply chain management system includes price optimization, inventory balancing, and inventory forecasting and other subsystems. It enables effective sales forecasting and inventory management that increases the efficiency of our supply chain and helps us control costs. Our inventory availability is coordinated through our technology platform. We have added functionality to update our platforms on a real-time basis when items become out of stock in our fulfillment centers. This feature limits the number of orders placed for out-of-stock items, allowing us to better manage aging inventory and minimize customer dissatisfaction by eliminating backorder merchandise.

●	Transaction management. We have developed and deployed a scalable back office platform that allows us to monitor transactions and changes to financial data as well as provide our management with daily updates. We utilize both proprietary and third-party applications for accepting and validating purchase orders, placing and tracking orders with suppliers, managing inventory and assigning it to purchase orders, and ensuring proper shipment of products to customers.

●	Fulfillment management. We have software for our fulfillment operations that tracks customer orders from placement through packing and shipping. We have installed sophisticated, “pick-to-light” conveyor systems and associated software and are making investments in new warehouse robotics technology. We have also developed software modules that efficiently manage the sorting and picking process of our products. Our systems are integrated with those from our primary U.S. shipping partners to facilitate tracking of the orders after shipment.

●	Anti-fraud monitoring. Online fraud is a constant threat to the security and reliability of e-commerce retailers. We work with third-party vendors to monitor our network security devices and secure our online payment systems. We have developed proprietary tools in-house to monitor our online traffic for suspicious activities. Our websites have earned certifications from organizations and agencies like Tevora, based on our meeting of their information protection and fraud prevention standards.

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

We have adopted a detailed privacy policy that describes in plain language our data use practices and how privacy is protected at Newegg, including the extent to which other Newegg users may have access to this information. We require users to acknowledge and expressly agree to this policy when registering with our platforms. For more information, see “Risk Factors — Risks Relating to Our Business — A significant inadvertent disclosure or breach of confidential or personal information we hold could be detrimental to our business, reputation and results of operations.”

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

Government Regulations

We are subject to U.S. federal and state consumer protection laws, including laws protecting the privacy of customer personal information and regulations prohibiting unfair and deceptive trade practices. Other existing and future laws cover issues such as AI, user privacy, spyware and the tracking of consumer activities, marketing emails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications and information security.

Particularly, under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties and notice of changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to comply with a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, in California, we are required to make certain disclosures to customers and our California customers have certain opt-out rights with respect to the sale of their personal information. In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission regulations, we must accurately identify product offerings, not make misleading claims on our platforms, and use qualifying disclosures where and when appropriate.

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

C.	Organizational Structure

See Exhibit 8.1 for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

Our Facilities

As of December 31, 2024, we leased the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location	Lease Expirations
Corporate office facilities	44,440	North America	12/31/2025 through 01/31/2026
Corporate office facilities	7,797	China	03/26/2025 through 12/31/2025
Corporate office facilities	355	Taiwan	Through 08/31/2025
Fulfillment and warehouse operations	1,138,493	North America	12/31/2025 through 09/30/2034
Subleased warehouse facilities	650,133	North America	10/31/2028 through 02/28/2029

As of December 31, 2024, Newegg owned the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location
Corporate office facilities	76,602	North America
Corporate office facilities	41,787	China
Corporate office facilities	34,269	Taiwan
Leased office facilities	5,194	North America
Leased warehouse and office facilities	452,052	China

Our corporate headquarters, which we purchased in June 2023, is located in Diamond Bar, California. We also lease additional fulfillment and warehouse facilities throughout North America, principally in California, Indiana, and Georgia in the United States, and Toronto in Canada. Outside of North America, we also own or lease corporate office facilities principally in China and Taiwan. We own warehouse facilities in Shanghai, China that are currently leased to third party tenants. Our Asia headquarters is in Shanghai. In connection with our corporate cost saving initiatives, we have subleased certain of our leased warehouse facilities in North America and sold corporate office facilities in Taiwan. We periodically evaluate our facility requirements as necessary and believe our existing and planned facilities will be sufficient for our needs for at least the next twelve (12) months.

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

Overview

Newegg is a leading technology-focused e-commerce company in North America. Through Newegg.com, our flagship retail site, we connect our global customer base to a wide and increasing assortment of tech products and a massive pool of brands, sellers, suppliers, manufacturers, distributors, and third-party service providers.

Headquartered in California, Newegg’s reach is global. Leveraging our extensive fulfillment and warehousing network and the global footprint of our suppliers and sellers, we are able to offer merchandise sourced from over 30 countries and regions to customers located in 20 countries and regions and deliver customer services in multiple languages.

Newegg’s Business Model

GMV is the primary driver of our net sales, as we derive a significant majority of net sales from the GMV transacted on our online platforms, net of cancellations and returns. We define GMV as the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our Newegg Partner Services in rendering services for our 3PL, Shipped-by-Newegg (“SBN”), shipping label service (“SLS”), staffing and media ad services, as well as the sales made by our Asia subsidiaries. We generate GMV and net sales primarily from the following sources:

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

Factors Affecting Newegg’s Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Newegg’s ability to grow our customer base and increase their engagement level

We monitor the following key operating metrics to evaluate our user traffic and the engagement of our customer base.

	For the Year Ended December 31,
Key Operating Metrics:	2024	2023	2022
Number of active customers(1)	2.1 million	2.5 million	2.7 million
Repeat purchase rate(2)	26.0%	29.2%	31.3%
Average order value(3)	$396	$379	$411

Note:

1.	Active customers as of a given date are calculated by unique customer ID with at least one transaction purchased on our platforms during the relevant 12-month measurement period.

2.	Measured by the percentage of customers who made at least two purchases on Newegg platforms during the relevant 12-month measurement period.

3.	Calculated by dividing sales volume by number of transactions during the relevant 12-month measurement period.

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

Newegg’s product mix

We offer a wide range of technology products from a broad mix of brands and sellers. As of December 31, 2024, we offered approximately 4.4 million SKUs across over 1,510 categories. Products are offered on our online platforms across a range of types, brands, and price points. We believe that customers are attracted to our online platforms primarily by the breadth and depth of our product offerings, a critical component of our ability to increase sales and drive long-term profitability.

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

For the years ended December 31, 2024, 2023, and 2022, our Newegg Marketplace generated GMV of $318.6 million, $369.7 million, and $552.2 million, respectively, and accounted for approximately 20.8%, 20.4% and 25.1%, respectively, of our total GMV. During the same periods, our Newegg Marketplace generated net sales of $25.2 million, $32.3 million, and $47.0 million, respectively, and accounted for 2.0%, 2.2%, and 2.7%, respectively, of our total net sales. The decrease in GMV and net sales in our Marketplace business for the year ended December 31, 2024 versus prior years was primarily driven by softening consumer demand amid macroeconomic uncertainties. Additionally, the decrease was influenced by a strategic reduction in underperforming sellers, as part of our enhanced quality control and fraud prevention measures.

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

Newegg’s ability to source products from key suppliers on favorable terms

As of December 31, 2024, we offered over 73,500 direct sales SKUs sourced from at least 315 suppliers globally. We maintain extensive, long-standing and mutually beneficial relationships with many of the biggest tech product brands and distributors globally. However, our contracts or arrangements with such suppliers generally do not guarantee the availability of merchandise or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms.

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

Segment Information

Our chief operating decision maker (i.e. chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about net sales by revenue stream, gross margin and operating expenses by expense type for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” we consider ourselves to be operating within one reportable segment.

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

The following table sets forth the components of our net sales in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Year Ended December 31,
	2024		2023		2022
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
Direct sales revenues	$1,123.5	91.0	$1,396.6	93.3	$1,607.0	93.4
Marketplace revenues	25.2	2.0	32.3	2.2	47.0	2.7
Services revenues	86.9	7.0	68.1	4.5	66.3	3.9
Total	$1,235.6	100.0	$1,497.0	100.0	$1,720.3	100.0

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

Cost of sales is partially offset by payments we earn under vendor incentive programs (“VIPs”), such as purchase rebates, marketing development funds that vendors give us to advertise their products, cooperative marketing programs jointly funded with vendors, and price protection refunds to offset reductions in the manufacturer’s suggested retail price. These VIPs are sometimes tied to the volume of our purchases or sales and represent an indirect or effective reduction of the selling price of the suppliers’ products. Therefore, we treat these program payments as reductions to cost of sales.

The following table sets forth the components of our cost of sales, in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Year Ended December 31,
	2024		2023		2022
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%	Amount	%
Purchase price of goods sold by us directly	$987.9	89.5	$1,227.5	92.3	$1,405.0	93.4
Costs related to Marketplace & service revenues	72.7	6.6	50.9	3.8	49.4	3.3
Inbound and outbound freight costs	40.8	3.7	48.1	3.6	49.2	3.3
Inventory write-downs	4.2	0.4	5.0	0.4	6.0	0.4
Release of inventory reserves	(1.5)	(0.2)	(2.1)	(0.1)	(6.0)	(0.4)
Total	$1,104.1	100.0	$1,329.4	100.0	$1,503.6	100.0

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

The following table sets forth the components of our SG&A expenses, in absolute amounts and as percentages of net sales, for the periods indicated.

	For the Year Ended December 31,
	2024		2023		2022
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount		Amount	%
Salary and other compensation costs	$89.3	48.8	$121.8	51.0	$134.5	50.5
Merchant processing fees	28.0	15.3	35.3	14.8	42.7	16.0
Advertising and marketing	14.0	7.7	12.7	5.3	14.7	5.5
Depreciation and amortization	10.7	5.8	13.4	5.6	11.0	4.1
Others	41.0	22.4	55.4	23.3	63.3	23.9
Total	$183.0	100.0	$238.6	100.0	$266.2	100.0

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our net sales for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2024		2023		2022
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net Sales	$1,235.6	100.0	$1,497.0	100.0	$1,720.3	100.0
Cost of sales	1,104.1	89.4	1,329.4	88.8	1,503.6	87.4
Gross profit	131.5	10.6	167.6	11.2	216.7	12.6
Selling, general and administrative expenses(1)	183.0	14.8	238.6	15.9	266.2	15.5
Loss from operations	(51.5)	(4.2)	(71.0)	(4.7)	(49.5)	(2.9)
Interest income	2.7	0.2	2.3	0.2	1.2	0.1
Interest expense	(1.0)	(0.1)	(2.5)	(0.2)	(0.7)	(0.0)
Other income, net	3.5	0.4	2.6	0.2	5.2	0.2
Impairment of equity method investment	—	—	—	—	(2.3)	(0.1)
Gain from sale of investment	1.6	0.1	6.8	0.5	1.7	0.1
Change in fair value of warrants liabilities	0.1	0.0	0.1	0.0	1.1	0.1
Loss before provision for income taxes	(44.6)	(3.6)	(61.7)	(4.0)	(43.3)	(2.5)
Provision for (benefit from) income taxes	(1.3)	(0.1)	(2.7)	(0.2)	14.1	0.8
Net loss	$(43.3)	(3.5)	$(59.0)	(3.8)	$(57.4)	(3.3)

Net loss per share, basic and diluted(2)	$(2.25)		$(3.12)		$(3.08)
Weighted average number of common shares outstanding used in computing per share amounts, basic and diluted(2)	19.3		18.9		18.7

Note:

(1)	Includes share-based compensation expenses of $27.3 million, $33.7 million, and $33.9 million, respectively, in years ended December 31, 2024, 2023, and 2022.

(2)	Retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net sales

Net sales decreased by 17.5% for the year ended December 31, 2024 compared to the comparable prior year period from $1,497.0 million in 2023 to $1,235.6 million in 2024, which was mainly due to the decrease in GMV from our direct sales and marketplace businesses from $1,344.4 million and $369.7 million for the year ended December 31, 2023, respectively, to $1,109.0 million and $318.6 million for the year ended December 31, 2024, respectively.

The decrease in GMV was primarily due to consumer prioritization of essential purchases over discretionary technology upgrades driven by high interest rates and economic uncertainties. In addition, demand for technology products was further slowed by delayed new product launches.

Cost of sales & gross profit

For the year ended December 31, 2024, our cost of sales decreased by 16.9% compared to the comparable prior year period from $1,329.4 million in 2023 to $1,104.1 million in 2024, generally reflective of the decrease in our net sales. During the same period, our gross profit decreased by 21.5% from $167.6 million for the year ended December 31, 2023 to $131.5 million for the year ended December 31, 2024.

Our profit margin decreased to 10.6% for the year ended December 31, 2024 from 11.2% for the year ended December 31, 2023, primarily due to reduced consumer demand for upgrading key technology products like CPUs and graphics cards. To remain competitive amid softer sales, we implemented aggressive promotions in 2024, resulting in a margin decline.

Selling, general and administrative expenses (“SG&A”)

For the year ended December 31, 2024, SG&A expenses decreased to $183.0 million from $238.6 million for the year ended December 31, 2023, which mainly resulted from (i) a $32.5 million decrease in salary and other compensation costs, (ii) a $5.9 million decrease in rent, and (iii) a $7.3 million decrease in merchant payment fees, which is variable to sales.

Interest income and expense

Interest income is earned on (i) our loans to affiliates; and (ii) cash invested in money market accounts or certificates of deposit. See “Related Party Transactions” for more information about our loans to affiliates. Interest expense represents the interest we are charged on our borrowings, including term loan, line of credit and capital leases.

For the year ended December 31, 2024, interest income increased to $2.7 million from $2.3 million for the year ended December 31, 2023.

For the year ended December 31, 2024, interest expense decreased to $1.0 million from $2.5 million for the year ended December 31, 2023.

Other income, net

For the years ended December 31, 2024 and 2023, we recorded other income, net, of $3.5 million and $2.6 million, respectively. For the year ended December 31, 2024, other income, net, primarily consisted of property rental income of $1.8 million, vendor incentive payments of $1.5 million, and sales tax discount of $0.3 million. For the year ended December 31, 2023, other income, net, primarily consisted of sales tax rebates of $0.9 million, property rental income of $1.1 million, sales tax discount of $0.3 million, and foreign exchange gain of $0.3 million.

Gain from sale of investment

For the year ended December 31, 2024, we sold all of our remaining investment in Bitmain Technologies Holding Company for $3.9 million and recorded a gain on sale of investment of $1.6 million.

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

Change in fair value of warrants liabilities

Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period. For the years ended December 31, 2024 and 2023, we recorded gain on the change in fair value of warrant liabilities of $0.01 million.

Benefit from income taxes

Our benefit from income taxes was $1.3 million for the year ended December 31, 2024 compared to $2.7 million for the year ended December 31, 2023. The decrease in our benefit from income taxes was primarily due to a non-recurring state income position the Company settled favorably in 2023.

Net loss

For the year ended December 31, 2024, we recorded a net loss of $43.3 million, as compared to a net loss of $59.0 million for the same period in 2023. The decrease in net loss is primarily driven by a decline in SG&A.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects – A. Results of Operations – Year Ended December 31, 2023, Compared to Year Ended December 31, 2022” of our Annual Report on Form 20-F as of and for the year ended December 31, 2023.

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

	For the Year Ended December 31,
	2024	2023	2022
	(in millions)
Net Sales	$1,235.6	$1,497.0	$1,720.3
Adjustments:
GMV – Marketplace	318.6	369.7	552.2
Marketplace Commission	(25.9)	(33.6)	(49.6)
Deferred Revenue	7.1	(5.4)	(9.3)
Other	(1.7)	(15.2)	(17.5)
GMV	$1,533.7	$1,812.5	$2,196.1

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

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
	(in millions)
Net loss	$(43.3)	$(59.0)	$(57.4)
Adjustments:
Stock-based compensation expenses	27.3	33.7	33.9
Interest expense (income), net	(1.7)	0.2	(0.5)
Income tax (benefit) provision	(1.3)	(2.7)	14.1
Depreciation and amortization	10.7	13.4	11.0
Impairment of equity method investment	—	—	2.3
Loss from fixed asset disposal	0.5	—	—
Gain from sale of investment	(1.6)	(6.8)	(1.7)
Gain from change in fair value of warrants liabilities	(0.1)	(0.1)	(1.1)
Adjusted EBITDA	$(9.5)	$(21.3)	$0.6

B.	Liquidity and Capital Resources

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

Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or fewer. Amounts receivable from payment processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to us from payment processors that are classified as cash and cash equivalents totaled $6.3 million and $12.9 million at December 31, 2024 and December 31, 2023, respectively. We anticipate that our existing cash and funds generated from operations, combined with periodic draws from our existing line of credit, will be sufficient to meet our working capital needs and expected capital expenditures for at least 12 months from the date of the filing of this annual report. Our cash and cash equivalents are primarily denominated in U.S. dollars.

We historically experience higher sales in the fourth quarter due to the holiday season. In anticipation of such higher sales, we typically begin building up our inventory levels in the late third quarter. Such inventory build-up may require us to expend cash faster than we generate by our operations during these periods. Also, as a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end, as compared to the first, second and third quarters when sales are lower. From time to time, we also invest in one-time capital expenditures such as the purchase of our new office building in Diamond Bar, California, for an aggregate purchase price of $23.2 million in June 2023.

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

Historical Cash Flows

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2024, 2023, and 2022.

	For the Year Ended December 31,
	2024	2023	2022
Summary Consolidated Cash Flow Data:	(in millions)
Net cash provided by (used in) operating activities	$(0.8)	$(3.8)	$20.5
Net cash provided by (used in) investing activities	2.4	(14.3)	(3.8)
Net cash provided by (used in) financing activities	(6.1)	1.6	1.5
Foreign currency effect on cash, cash equivalents and restricted cash	(2.3)	(0.5)	1.0
Net increase (decrease) in cash and cash equivalents	(6.8)	(17.0)	19.2
Cash, cash equivalents and restricted cash at beginning of the year	106.5	123.5	104.3
Cash, cash equivalents and restricted cash at end of the year	$99.7	$106.5	$123.5

Operating activities

Net cash used in operating activities was $0.8 million for the year ended December 31, 2024. Net loss was $43.3 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $10.7 million of depreciation and amortization that was associated with property and equipment; (ii) $3.8 million of provision for obsolete and excess inventory; (iii) $0.7 million from deferred income taxes; and (iv) $27.3 million of stock-based compensation, partially offset by (a) $1.6 million gain from sale of investment. The changes in operating assets and liabilities represented $0.2 million cash used in (i) a decrease in accounts payable of $57.4 million; and (ii) a decrease in accrued liabilities and other liabilities of $8.4 million; and (iii) an increase in prepaid expenses of $0.9 million, partially offset by (a) a decrease in inventory of $32.9 million; (b) a decrease in other assets of $17.4 million; (c) a decrease in accounts receivable of $14.5 million; and (d) an increase in deferred revenue of $1.6 million.

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

Investing activities

Net cash provided by investing activities was $2.4 million for the year ended December 31, 2024, which was primarily attributable to the (i) proceeds received from sale of investment of $3.8 million; and (ii) proceeds received from disposal of property and equipment of $2.2 million, partially offset by the payments made to acquire property and equipment of $3.6 million.

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

Financing activities

Net cash used in financing activities was $6.1 million for the year ended December 31, 2024, which was mainly due to (i) repayment of line of credit of $72.5 million; (ii) repurchase of common stock of $3.5 million; (iii) payments for employee taxes related to stock compensation of $1.3 million, and (iv) repayment of long term debt of $1.3 million, partially offset by (a) borrowings under line of credit of $72.5 million; and (ii) proceeds from exercise of stock options of $0.1 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and leasehold improvements. Our capital expenditures were $3.6 million, $30.3 million, and $9.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. The increase in our capital expenditures in 2023 was primarily driven by the purchase of our new office building in Diamond Bar, California, for an aggregate purchase price of $23.2 million.

Credit Agreements

In July 2018, we entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. In August 2021, we amended the credit agreement to extend the maturity date to August 20, 2024. In April 2023, we amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR (as defined in the credit agreement). In August 2024, we further amended the credit agreement in order to, among other things, (i) extend the maturity date to August 27, 2026, (ii) reduce the Maximum Revolving Advance Amount, as defined in the credit agreement, to $40 million from April 1 to September 30 of each year and to $50 million from October 1 to March 31 of each year and (iii) increase the unused commitment fee to 0.20%. In general, advances from this line of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the Daily LIBOR Rate prior to the 2024 amendment or, after the 2024 amendment, the Daily Simple SOFR plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate.

The line of credit is secured by certain of our subsidiaries and is collateralized by certain of our assets. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. To maintain availability of funds under the credit agreement, we pay on a quarterly basis, an unused commitment fee of 0.15% per annum prior to the 2024 amendment or, after the 2024 amendment, 0.20% per annum, on the unused amount for the facility. The credit facility contains customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facility also requires us to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions. As of December 31, 2024 and December 31, 2023, we were in compliance with all covenants related to the line of credit.

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

For detailed discussion on stock-based compensation, see Note 13 to the consolidated financial statements.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 3 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name*	Age	Position(s)
Zhitao He	43	Chairman and Director
Fred Faching Chang	68	Vice Chairman and Director
Yingmei Yang	54	Director
Fuya (Frank) Zheng	58	Independent Director
Gregory Moore	75	Independent Director
Poi (Paul) Wu	54	Independent Director
Richard Weil	56	Independent Director
Anthony Chow	59	Chief Executive Officer
Montaque Hou	44	Chief Information Security Officer
Michael Chen	40	Chief Legal Officer
Christina Ching	57	Interim Chief Financial Officer and Chief Accounting Officer

*	Except as otherwise indicated below, the business address of our directors and executive officers is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA, United States 91765.

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

Mr. Fred Faching Chang (or Mr. Fred Chang). Mr. Chang currently serves as the Vice Chairman of our board of directors and was appointed to the Board by the Minority Representative, as one of Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. He has been a member of Newegg Inc.’s board from September 2019 to the present. He was previously a director of Newegg Inc. from June 2005 to August 2018 and was a member of the compensation committee of Newegg Inc.’s board of directors from 2017 to 2018. During the periods from October 2005 to August 2008, January 2013 to January 2015, and October 2019 to March 2020, Mr. Chang was also Newegg Inc.’s Chief Executive Officer. In addition to his positions within Newegg, Mr. Chang has also served as the Chairman and CEO of Nurodata Inc. since October 2024, and the Chairman of Taiwan Commate Computer Inc. since July 2003.

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

Mr. Gregory Moore. Mr. Moore has been a member of our board of directors since May 2021 and was appointed to the Board by the Minority Representative, as one of the Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. Mr. Moore has also been a member of Newegg Inc.’s board of directors since July 2011. Mr. Moore previously served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. Yum! Brands is the worldwide parent company of Taco Bell, KFC and Pizza Hut. Prior to becoming Yum! Brands’ Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo he was an Audit Manager at Arthur Young & Company in its New York, New York and Stamford, Connecticut offices. Mr. Moore also serves as Chairman of the Board of Texas Roadhouse Inc. (Nasdaq: TXRH). Mr. Moore holds a Bachelor’s degree in Business Administration from University of Texas at Austin, and a Master of Business Administration from St. Johns University. Mr. Moore is a Certified Public Accountant (Inactive) in the State of New York.

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

Mr. Richard Weil. Mr. Richard Weil has been a member of our board of directors since April 2024 and was appointed to the Board by the Minority Representative, as one of the Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. Mr. Weil is the VP Finance for CarbonCapture Inc., a company that develops, manufactures, and deploys direct air capture equipment to decarbonize the atmosphere. Mr. Weil is also a co-Founder and Managing Director of Mount Wilson Ventures, an early-stage venture fund that invests in hard science companies rooted in biology, chemistry, materials science, and data science. He is an experienced finance and operating professional with a background in start-up growth, financing and restructuring; banking; and management consulting. Richard has served as CFO or in a similar executive capacity for start-up companies operating in industries as diverse as near field communications hardware and software, video game commerce, paid search advertising, retail financial services and electricity transmission. Mr. Weil served as the CFO of the Museum of Contemporary Art (MOCA) from late 2008-2011, during which time he dramatically restructured the museum’s operations and staffing. In 2005 he sold his publishing company to LexisNexis. At Tokai Bank Europe (now part of Mitsubishi UFJ) Richard developed innovative new financial products and advised clients on risk management and derivative product pricing. Prior to Tokai, he served as a strategy consultant for the MAC Group. Mr. Weil graduated from Columbia College, magna cum laude, in 1990 and is a CFA charter holder.

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

Mr. Montaque Hou. Mr. Hou has served as Newegg’s Chief Information Security Officer since December 2022.  In this role, Mr. Hou has broad oversight over identifying and mitigating cyber threats, developing security policies and procedures, and ensuring compliance with industry regulations and standards.  He also works closely with other executives and departments to integrate security into all aspects of the organization’s operations.  From January 2016 to November 2022, he served as our Chief Technology Officer and was Chief Technology Officer of Newegg Inc. from January 2016 to May 2021. In his prior role as Chief Technology Officer, he was responsible for all technical aspects of the Newegg shopping experience, including the website, mobile app and other touchpoints including SMS and email interaction. Mr. Hou’s global technology team designs, develops and deploys the technology that underpins site design, customer service, Newegg’s Marketplace, resource planning, logistics and inventory management. The technical development under Mr. Hou’s direction infuses data science, machine learning and AI to enhance the shopping experience with search personalization and product recommendations, as well as safeguards that deter fraudulent activity and eliminate counterfeit product listings on Newegg’s Marketplace. Prior to Mr. Hou’s tenure as CTO, he held various technical positions at Newegg, including Solutions Architect, Director of Technology Strategy and Chief Architecture Engineer. Mr. Hou holds a Master of Science in analytical chemistry from Tongji University in Shanghai.

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

Ms. Christina S. Ching. Ms. Ching has served as Newegg’s Chief Accounting Officer since September 2022 and Interim Chief Financial Officer since May 2024. From 2013 to 2022, Ms. Ching served as the Chief Financial Officer for North American and Asia regions for Kriss USA Inc. a leading Swiss Defense Manufacture company. From 2004 to 2013, Ms. Ching served as Newegg Senior Director of Accounting overseeing accounting department. From 2001 to 2004, she served as the Accounting Manager at GVison USA Inc., a US division for Taiwan manufacturing company specialized in liquid-crystal display (LCD) display supplied to Best Buy & CompUSA. Ms. Ching holds a Bachelor’s degree of Science in Accounting from University of Phoenix, Arizona.

B.	Compensation

2024 Compensation of Directors and Executive Officers

For the year ended December 31, 2024, the aggregate cash compensation accrued for directors, as a group, was approximately $0.9 million. Employee directors did not receive any compensation for their services as directors. Non-employee directors were entitled to receive payment for serving as directors and may receive option grants or restricted stock units.

For the year ended December 31, 2024, the aggregate cash compensation accrued for our executive officers, as a group, was approximately $2.6 million, of which approximately $0.9 million was related to 2024 bonus payments that were paid out in July 2024 and January 2025. In addition, the executive officers exercised stock options and restricted stock units for the year ended December 31, 2024 that resulted in aggregate proceeds of $2.7 million. We did not separately set aside any amounts for pensions, retirement, or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

For the year ended December 31, 2024, the aggregate cash compensation accrued for our CEO was approximately $1.6 million, of which $0.6 million was for a 2024 bonus that was paid in July 2024 and January 2025. In addition, during the year, Mr. Chow received common stock from the vesting of restricted stock units with total value of $1.6 million.

Discretionary Bonus and Profit Sharing Program

Newegg’s CEO and other executive officers are eligible to participate in the Company’s annual Discretionary Bonus Program and Profit Sharing Program. Under the Discretionary Bonus Program, executives are eligible to receive an annual cash bonus payment based upon corporate and individual performance, as determined in the discretion of the Compensation Committee, with target bonus amounts ranging from 14% of base salary to 50% of base salary for plan year 2024. Under the annual Profit Sharing Program, the CEO and other executive officers are entitled to an annual cash bonus, as determined in the discretion of the Compensation Committee, based upon the Company’s GMV and adjusted EBITDA for the year, with the bonus payout weighted 50% based on GMV performance and 50% based upon adjusted EBITDA performance for program year 2024. Bonus awards under the Profit Sharing Program start at 10% of base salary (15% for the CEO) based upon meeting the threshold level of performance and are subject to increase based upon performance above threshold. Payments under both the Discretionary Bonus Program and the Profit Sharing Program are contingent upon the executive remaining employed with the Company through the date bonuses are paid.

Stock Option Plans

Newegg 2005 Incentive Award Plan

In September 2005, the Newegg 2005 Incentive Award Plan was approved and subsequently amended in January 2008, October 2009, December 2011 and September 2015. Under the Newegg 2005 Incentive Award Plan, we may grant equity incentive awards to employees, directors, and consultants based on our common shares. A committee of our board of directors determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of 4,147,607 common shares under the Newegg 2005 Incentive Award Plan. We issue new common shares from this authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair value of our common shares as of the date of grant. Options typically vest over a term of four years, and are typically exercisable for a period of 10 years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of Newegg or any subsidiaries, in which case, the term of the option shall be no more than five years from the date of grant. In September 2015, the Newegg 2005 Incentive Award Plan was amended to permit additional awards to be made after the tenth anniversary of the original adoption of said plan.

2021 Equity Incentive Plan

In November 2021, the Newegg 2021 Equity Incentive Plan was approved, with 368,745 common shares reserved for issuance thereunder. In November 2021, all shares reserved under the 2021 Equity Incentive Plan were granted to our executive officers and key employees in the form of restricted stock unit awards. These grants vest over four years, with 25% vesting on the one-year anniversary of grant, and the remainder vesting monthly over the following three years, such that they will be fully vested after four years. One half of the grants, or 184,373 RSUs, were granted to the Chief Executive Officer, Anthony Chow. Our other executive officers received a combined total of 34,000 RSUs. The remaining 150,373 RSUs were granted or reserved for 252 other key employees or expected new hires.

In July 2022, the Board of Directors approved an amendment of the 2021 Plan to increase the maximum share pool from 368,745 to 818,745 shares. In August 2022, 277,289 performance-based vesting restricted stock units (“PRSUs”) were granted to the Chief Executive Officer, Anthony Chow, vesting over four performance periods. The vesting of each PRSU is based on financial performance tied to Budgeted GMV as defined in the grant agreement. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

In addition, a combined total of 11,250 RSUs were granted to two executive officers who joined the Company in September and October of 2022.

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1 of the consolidated financial statements.

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

Involvement in Certain Legal Proceedings

On August 6, 2020, Hangzhou Lianluo and Mr. Zhitao He received an investigation notice from the China Securities Regulatory Commission (“CSRC”) for alleged violation of laws and regulations regarding information disclosures of Hangzhou Lianluo. Hangzhou Lianluo   is a PRC company with shares listed on the National Equities Exchange and Quotations, a Chinese over-the-counter exchange, and is a majority owner of Newegg through Digital Grid, a wholly-owned subsidiary of Hangzhou Lianluo. Mr. He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. Mr. He was the former Chairman and the former Chief Executive Officer of Lianluo Smart Limited (the predecessor company of Newegg prior to the Merger) and is currently the chairman of our Board.

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

Further, the shares of our common stock owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch(“BOC”) as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2023 was RMB150 million in RMB-denominated loans plus USD$66.5 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loans are in default in a final, non-appealable judgment. On December 19, 2022, Digital Grid, BOC, Newegg, and Hangzhou Lianluo entered into a supplemental agreement (the “Supplemental Agreement”) to agree upon procedures to temporarily remove BOC’s lien on Digital Grid’s Newegg Common Shares to enable their sale and use of proceeds to repay BOC. Such sales of our common stock could cause the market price of our common stock to drop significantly.

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

Committees of the Board of Directors

Currently, three committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee currently consists of Mr. Gregory Moore, Mr. Poi (Paul) Wu, and Mr. Richard Weil. Mr. Moore is the chairman of our Audit Committee. We have determined that Mr. Moore, Mr. Wu, and Mr. Weil satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our Board also has determined that Mr. Moore qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures for proper compliance; and

●	reviewing related person transactions as well as the policies and procedures for the review, approval and ratification of related person transactions.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Mr. Richard Weil, Mr. Poi (Paul) Wu, and Mr. Fuya (Frank) Zheng. Mr. Zheng is the chairperson of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our Board which directors to serve as members and chairpersons of committees of the Board; and

●	reviewing our corporate governance principles and advising the Board periodically of any significant developments as appropriate.

D.	Employees

As of December 31, 2024 and 2023, we employed a total of 762 and 932 full-time employees, respectively. The reduction in our employee count was primarily due to workforce optimization measures made in response to changing macroeconomic conditions and shifting consumer demand for our products. The following tables give breakdowns of our full-time employees as of December 31, 2024 by function and by region.

Department	Count
Customer Service	46
Finance	49
Fraud Prevention	20
HR	15
Internal Audit	3
IT	274
Legal	4
Logistics	196
Operations	24
Sales & Marketing	131
Total	762

Location	Count
China	229
Taiwan	23
U.S.	494
Canada	16
Total	762

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares as of March 31, 2025, retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025, for:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each shareholder or group of shareholders known to us to own beneficially more than 5% of our common shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants, restricted stock units, or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2025 are deemed outstanding.

The ownership information shown in the column titled “Percentage of Common Shares Beneficially Owned” in the table below is based on 19,488,614 common shares outstanding as of March 31, 2025, retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. To our knowledge, 8,214,893 common shares, representing approximately 42.2% of our total outstanding shares, were held by 25 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers, as of March 31, 2025 We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% or Greater Shareholders
Zhitao He(1)	11,874,949	58.8%
Fred Chang(2)	6,368,460	32.0%

Executive Officers and Directors
Anthony Chow(3)	588,460	3.0%
Robert Chang(4)	21,399	*
Jamie Spannos(4)	4,940	*
Montaque Hou(3)	113,118	*
Michael Chen(5)	2,042	*
Christina Ching(5)	2,639	*
Fred Chang(2)	6,368,460	32.0%
Fuya Zheng	—	*
Gregory Moore	—	*
Zhitao He(1)	11,874,949	58.8%
Yingmei Yang(6)	19,885	*
Poi (Paul) Wu	—	*
Richard Weil	—	*
All Directors and Executive Officers as a Group (13 persons)	18,995,892	89.8%

*	Less than 1% of total outstanding shares

(1)	Comprised of (i) 11,141,079 Common Shares owned by Digital Grid, (ii) 23,669 Common Shares and warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo, (iii) 2,946 Common Shares owned by Hyperfinite Galaxy Holding Limited and (iv) vested stock options exercisable for 701,004 Common Shares at an exercise price of $10.95/share held by Mr. Zhitao He. All of those persons are affiliated with each other and under the control of Mr. Zhitao He. Based on public disclosures filed by Hangzhou Lianluo on February 11, 2025, Mr. Zhitao He beneficially owned 9.15% of Hangzhou Lianluo’s total capital shares. Mr. He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. In addition, Mr. He has the right to nominate directors to Hangzhou Lianluo’s board, subject to Hangzhou Lianluo’s board nomination process and stockholder approval. Hangzhou Lianluo’s public disclosures indicate that Mr. He is the control person of Hangzhou Lianluo.

The Common Shares owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch, or BOC, as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total principal amount owed under these loans as of March 31, 2025 was RMB147 million in RMB plus $66.5 million in U.S. dollars. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loan is in default in a final, non appealable judgment.

(2)	Comprised of (i) 5,513,297 Common Shares held by Tekhill USA, LLC, (ii) 457,928 Common Shares held by Nabal Spring, LLC, and (iii) vested stock options exercisable for 397,236 Common Shares at an exercise price of $23.80/share held by Fred Chang. All of those persons are affiliated with each other and under the control of Fred Chang.

Tekhill USA, LLC previously pledged 1,635,676 Common Shares as collateral to Preferred Bank, securing a loan from Preferred Bank to Fred Chang with a principal amount of $7.1 million. In early 2022, this loan was paid off and the pledge of common shares was released. Contemporaneously, Fred Chang entered into a new loan with East West Bank, pursuant to which Tekhill USA, LLC pledged a total of 910,415 common shares as collateral to East West Bank to secure a loan from East West Bank to Fred Chang with a principal amount of $15.0 million.

(3)	Comprised of (i) 154,520 Common Shares, (ii) vested stock options exercisable for 541,938 Common Shares, and (iii) restricted stock units representing the right to receive 5,120 Common Shares upon vesting that will vest within 60 days of March 31, 2025. The exercise price for all of these stock options is $10.95/share.

(4)	Comprised of Common Shares owned by Mr. Chang and Mr. Spannos 90 days subsequent to their separation dates of May 18, 2024 and August 31, 2024, respectively.

(5)	Comprised of (i) 4,405 Common Shares and (ii) restricted stock units representing the right to receive 276 Common Shares upon vesting that will vest within 60 days of March 31, 2025.

(6)	Comprised of (i) 2,209 Common Shares and (ii) vested stock options exercisable for 17,676 Common Shares. The exercise price for all of these stock options is $10.95/share.

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1 of the consolidated financial statements.

Rights of Certain Principal Shareholders

See Item 10.B. “Memorandum and Articles of Association” under the subheadings “Rights of Certain Principal Shareholders” and “Requirements of Board Approval on Certain Matters.”

B.	Related Party Transactions

For a description of our related party transactions, see “Related Party Transactions” as discussed in Note 17 of the consolidated financial statements to this annual report on Form 20-F.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to “Item 18. Financial Statements” for our consolidated financial statements as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and report of our independent registered public accounting firm included herein.

Legal and Arbitration Proceedings

We are involved from time to time, and may in the future be involved in legal proceedings, investigations and claims incidental to the conduct of our business including, among other things, consumer protection claims, employment-related cases, claims relating to data and privacy protection, third-party intellectual property infringement claims, and contract disputes involving merchants and consumers on our platforms. We may also be involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators. We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

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

Except otherwise disclosed within this annual report on Form 20-F, no significant change has occurred since December 31, 2024.

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

Each of our common shares confers on its holder:

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

Warrants

On April 28, 2016, the Company closed the sale of warrants to purchase 6,250 of our common shares to Hangzhou Lianluo pursuant to the terms of a certain securities purchase agreement. These warrants are exercisable at any time for an exercise price of $352.00 per share, with no expiration date. Share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1 of the consolidated financial statements.

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

Pre-emptive Rights of the Principal Shareholders

Newegg Inc., Digital Grid, the Principal Shareholders and we agreed to enter into the Amended Shareholders Agreement, pursuant to which we agreed to assume all of the rights and obligations of Newegg Inc. under the original Shareholders Agreement.

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

Interest rate risk

Our main interest rate exposure relates to long-term borrowings that we obtain from banks and financial institutions to meet our working capital expenditure requirements. We also have interest-bearing assets, including cash and cash equivalents, restricted cash and loans to affiliates. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2024 and 2023, we had outstanding long-term borrowings in the aggregate amount of nil and $1.4 million, respectively, with the majority of our long-term borrowings having floating interest rates.

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

We expect our exposure to foreign currency risk will increase as we increase our operations and sales in Canada and other countries and regions. Although the effect of currency fluctuations on our financial statements has not been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future. For the years ended December 31, 2024, 2023, and 2022, we recorded foreign exchange loss of $0.1 million, gain of $0.3 million, and gain of $0.9 million, respectively. Based on the balance of our foreign-denominated cash and cash equivalents as of December 31, 2024, 2023, and 2022, an assumed 10% negative currency movement would not have a material impact.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation performed as of December 31, 2024, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Interim Chief Financial Officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our Chief Executive Officer and our Interim Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that each director appointed to the Audit Committee is financially literate and is independent as defined under Nasdaq Listing Rules. Our board also has determined that Mr. Gregory Moore qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. Refer to “Item 6. Directors, Senior Management and Employees” for further detail on each of their backgrounds.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which is posted on our website at [www.newegg.com/corporate/about], that applies to all employees and each of officers, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2024 and December 31, 2023 were BDO USA, P.C. (“BDO USA”). We incurred the following fees from BDO USA for professional services for the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
Principal Accountant Fees	(U.S. Dollars in thousands)
Audit Fees	$1,124	$1,365
Tax fees	—	—
Audit-related fees	—	—
All other fees	—	—
Total fees	$1,124	$1,365

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

The following table presents our purchases of common stock during the year ended December 31, 2024, as part of the publicly announced share repurchase program:

(Dollar in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program
Total as of December 31, 2023	—	$—	—	$10,000.0
January 1, 2024 - January 31, 2024	—	$—	—	$10,000.0
February 1, 2024 - February 29, 2024	52.1	$18.43	52.1	$9,039.5
March 1, 2024 - March 31, 2024	50.0	$20.77	50.0	$8,000.0
April 1, 2024 - April 30, 2024	6.7	$16.16	6.7	$7,891.4
May 1, 2024 - May 31, 2024	68.9	$20.23	68.9	$6,497.1
June 1, 2024 - June 30, 2024	—	$—	—	$6,497.1
July 1, 2024 - July 31, 2024	—	$—	—	$6,497.1
August 1, 2024 - August 31, 2024	—	$—	—	$6,497.1
September 1, 2024 - September 30, 2024	—	$—	—	$6,497.1
October 1, 2024 - October 30, 2024	—	$—	—	$6,497.1
November 1, 2024 - November 30, 2024	—	$—	—	$6,497.1
December 1, 2024 – December 31, 2024	—	$—	—	$6,497.1
Total as of December 31, 2024	177.7		177.7

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1 of the consolidated financial statements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures that provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq Listing Rules.

Our Insider Trading Policy is filed as Exhibit 11.1 to this annual report on Form 20-F.

Item 16K. Cybersecurity

In the ordinary course of our business, we collect, use, store, and transmit digitally large amounts of confidential, sensitive, proprietary, and personal information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are informed in part by industry standards, principles and frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, and are managed and monitored by a dedicated information security team, which is led by our Chief Information Security Officer, and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits, and ongoing risk assessments, including due diligence on and audits of our key technology vendors contractors and suppliers. We have an incident response plan designed to mitigate and remediate identified cybersecurity incidents and escalate certain incidents as appropriate to management and the Audit Committee. Additionally, we leverage outsourced managed services to monitor our systems and utilize bug bounty programs designed to identify and remediate vulnerabilities. We also conduct periodic employee awareness trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company’s risk environment.

Our Chief Information Security Officer, Montaque Hou, who reports directly to the Chief Executive Officer and has over ten years of experience managing information technology and cybersecurity matters, together with our information technology team, is responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. Since the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Item 3D, “Risk Factors,” under the heading “Operational Risks – A significant inadvertent disclosure or breach of confidential personal information we hold could be detrimental to our business, reputation and results of operations.”

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

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Newegg Commerce, Inc.

Diamond Bar, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newegg Commerce, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Vendor Incentive Receivables

As described in Note 3 to the consolidated financial statements, the Company’s vendor incentive receivables totaled $48.5 million as of December 31, 2024. The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including certain cooperative advertising and price protection agreements.

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

The primary procedures we performed to address this critical audit matter included:

●	Testing vendor incentive receivables, including the reasonableness of management’s assumptions, by:

○	Confirming a sample of vendor incentive receivables with the vendors,

○	Recalculating the vendor incentive receivables in accordance with the terms and conditions of the vendor contracts, which involved:

◾	Evaluating the terms of the contract,

◾	Obtaining invoices, credit memos, or other documentation provided to vendors, and comparing recorded incentives to transactional data,

◾	Evaluating evidence of collectability of vendor incentive receivables.

(Signed BDO USA, P.C.)

We have served as the Company’s auditor since 2019.

Los Angeles, California

April 28, 2025

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2024 and 2023

(In thousands, except par value)

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$96,255	$102,512
Restricted cash	3,487	3,962
Accounts receivable, net	64,363	80,383
Inventories, net	98,537	136,164
Income taxes receivable	2,452	3,226
Prepaid expenses	14,222	13,424
Other current assets	4,329	4,780
Total current assets	283,645	344,451

Property and equipment, net	51,175	61,479
Deferred tax assets, net	914	1,607
Investment at cost	—	2,250
Right of use assets, net	60,636	77,150
Other noncurrent assets	10,951	12,110
Total assets	$407,321	$499,047

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$148,279	$206,588
Accrued liabilities	48,629	43,014
Deferred revenue	26,988	25,614
Line of credit	7,069	7,330
Current portion of long-term debt	—	268
Lease liabilities – current	12,608	13,730
Total current liabilities	243,573	296,544

Long-term debt, less current portion	—	1,110
Income taxes payable	1,871	1,981
Lease liabilities – noncurrent	53,318	68,126
Other liabilities	2,467	1,894
Total liabilities	301,229	369,655

Commitments and contingencies (Note 15)

Stockholders’ Equity
Common Stock, $0.43696(1) par value; unlimited shares authorized; 19,478(1) and 19,021(1) shares issued and outstanding as of December 31, 2024 and 2023, respectively	8,512	8,312
Additional paid-in capital	289,096	266,774
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income (loss)	(2,300)	194
Accumulated deficit	(174,027)	(130,699)
Total stockholders’ equity	106,092	129,392
Total liabilities and stockholders’ equity	$407,321	$499,047

(1)	Retroactively adjusted for the twenty-to-one share combination, effective April 7, 2025 – See Note 1

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2024, 2023 and 2022

(In thousands, except per share data)

	2024	2023	2022
Net sales	$1,235,576	$1,496,963	$1,720,273
Cost of sales	1,104,088	1,329,406	1,503,647
Gross profit	131,488	167,557	216,626
Selling, general, and administrative expenses	183,039	238,641	266,164
Loss from operations	(51,551)	(71,084)	(49,538)
Interest income	2,721	2,348	1,164
Interest expense	(952)	(2,541)	(685)
Other income, net	3,553	2,759	5,280
Impairment of equity method investment	—	—	(2,281)
Gain from sales of investment	1,619	6,835	1,669
Change in fair value of warrants liabilities	4	11	1,063
Loss before provision for income taxes	(44,606)	(61,672)	(43,328)
Provision for (benefit from) income taxes	(1,278)	(2,682)	14,101
Net loss	$(43,328)	$(58,990)	$(57,429)
Basic and diluted loss per share(1)	$(2.25)	$(3.12)	$(3.08)
Weighted average shares used in computation of loss per share:
Basic and diluted(1)	19,285	18,928	18,653

(1)	Retroactively adjusted for the twenty-to-one share combination, effective April 7, 2025 – See Note 1

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2024, 2023 and 2022

(In thousands)

	2024	2023	2022
Net loss	$(43,328)	$(58,990)	$(57,429)
Foreign currency translation adjustments	(2,494)	(920)	(4,946)
Comprehensive loss	$(45,822)	$(59,910)	$(62,375)

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2024, 2023 and 2022

(In thousands)

	Common stock		Additional paid-In	Notes	Accumulated other comprehensive	Accumulated	Total stockholders’
	Shares(1)	Par value(1)	capital	receivable	income (loss)	deficit	equity
Balance at January 1, 2022	18,486	$8,078	$197,613	$(15,189)	$6,060	$(14,280)	$182,282
Net loss	—	—	—	—	—	(57,429)	(57,429)
Other comprehensive loss	—	—	—	—	(4,946)	—	(4,946)
Exercise of vested options	301	131	2,759	—	—	—	2,890
Vesting of restricted stock units	84	37	(37)	—	—	—	—
Redemption for employee tax withholdings	(37)	(16)	(1,498)	—	—	—	(1,514)
Stock-based compensation	—	—	33,939	—	—	—	33,939
Balance at December 31, 2022	18,834	$8,230	$232,776	$(15,189)	$1,114	$(71,709)	$155,222
Net loss	—	—	—	—	—	(58,990)	(58,990)
Other comprehensive loss	—	—	—	—	(920)	—	(920)
Exercise of vested options	108	48	1,146	—	—	—	1,194
Vesting of restricted stock units	147	64	(64)	—	—	—	—
Redemption for employee tax withholdings	(68)	(30)	(744)	—	—	—	(774)
Stock-based compensation	—	—	33,660	—	—	—	33,660
Balance at December 31, 2023	19,021	$8,312	$266,774	$(15,189)	$194	$(130,699)	$129,392
Net loss	—	—	—	—	—	(43,328)	(43,328)
Other comprehensive loss	—	—	—	—	(2,494)	—	(2,494)
Exercise of vested options	564	247	(134)	—	—	—	113
Vesting of restricted stock units	130	57	(57)	—	—	—	—
Redemption for employee tax withholdings	(59)	(26)	(1,317)	—	—	—	(1,343)
Repurchase of common stock	(178)	(78)	(3,425)	—	—	—	(3,503)
Stock-based compensation	—	—	27,255	—	—	—	27,255
Balance at December 31, 2024	19,478	$8,512	$289,096	$(15,189)	$(2,300)	$(174,027)	$106,092

(1)	Retroactively adjusted for the twenty-to-one share combination, effective April 7, 2025 – See Note 1

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023 and 2022

(In thousands)

	2024	2023	2022
Cash flows from operating activities:
Net loss	$(43,328)	$(58,990)	$(57,429)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10,703	13,437	11,021
Allowance for expected credit losses	1,208	245	697
Recovery of related party receivable	—	—	(50)
Provision for obsolete and excess inventory	3,846	3,400	9,537
Stock-based compensation	27,255	33,660	33,939
Impairment of equity method investment	—	—	2,281
Gain from sales of investment	(1,619)	(6,835)	(1,669)
Change in fair value of warrant liabilities	(4)	(11)	(1,063)
Loss on disposal of property and equipment	600	180	431
Unrealized loss on marketable securities	5	4	55
Deferred income taxes	726	(679)	12,499
Changes in operating assets and liabilities:
Accounts receivable	14,473	2,758	(21,969)
Inventories	32,882	16,781	78,766
Prepaid expenses	(850)	3,583	905
Other assets	17,416	7,086	9,982
Accounts payable	(57,403)	(898)	(14,063)
Accrued liabilities and other liabilities	(8,365)	(12,063)	(34,449)
Deferred revenue	1,634	(5,497)	(8,941)
Net cash provided by (used in) operating activities	(821)	(3,839)	20,480
Cash flows from investing activities:
Payments to acquire property and equipment	(3,618)	(30,265)	(9,190)
Proceeds on disposal of property and equipment	2,194	176	1
Proceeds from sale of investment	3,869	15,835	5,419
Net cash provided by (used in) investing activities	2,445	(14,254)	(3,770)
Cash flows from financing activities:
Borrowings under line of credit	72,479	66,502	46,188
Repayments under line of credit	(72,474)	(65,098)	(45,742)
Repayments of long-term debt	(1,325)	(264)	(274)
Proceeds from exercise of stock options	113	1,194	2,890
Payments for employee taxes related to stock compensation	(1,343)	(774)	(1,514)
Repurchase and retirement of common stock	(3,503)	—	—
Net cash provided by (used in) financing activities	(6,053)	1,560	1,548
Foreign currency effect on cash, cash equivalents and restricted cash	(2,303)	(499)	918
Net increase (decrease) in cash, cash equivalents and restricted cash	(6,732)	(17,032)	19,176
Cash, cash equivalents and restricted cash:
Beginning of period	106,474	123,506	104,330
End of period	$99,742	$106,474	$123,506
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,404	$1,265	$558
Cash paid for income taxes	$223	$342	$4,963
Supplemental schedule of noncash investing activities
Cashless exercise of stock options	$9,667	$—	$723
ROU assets exchanged for lease liabilities	$69	$18,861	$7,517

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

Newegg Commerce, Inc. (“Newegg” or the “Company”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003.

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

On April 7, 2025, the Company effected a share combination of the Company’s outstanding common shares, par value $0.021848 per share, at a ratio of twenty-to-one (the “Share Combination”). The common shares listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Share Combination adjusted basis at the open of business on April 7, 2025. As a result of the Share Combination, the number of issued and outstanding common shares immediately prior to Share Combination was reduced such that every twenty shares of common shares held by a shareholder immediately prior to the Share Combination were combined and reclassified into one common share, par value $0.43696 per share. Fractional shares resulting from the Share Combination were settled by cash payment.

Options, and other like awards, to purchase the Company’s common shares were also proportionately adjusted in accordance with their terms to reflect the Share Combination.

All common share amounts and per share numbers discussed herein have been retroactively adjusted for the Share Combination.

2.	Basis of Presentation

The consolidated financial statements include the accounts of Newegg Commerce, Inc. and its consolidated subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

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

c. Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassifications did not have any impact on net operations and/or cash flows.

d. Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts receivable from credit card processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $6.3 million and $12.9 million at December 31, 2024 and 2023, respectively.

e. Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s deposit obligations. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At December 31, 2024 and 2023, the Company had $3.5 million and $4.0 million, respectively, in restricted cash, primarily related to collateralization required pursuant to a credit card agreement. The restricted cash balance is classified as a current asset in the consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported to the consolidated statemen to the consolidated statements of cash flows (in thousands):

	As of December 31,
	2024	2023	2022
Cash and cash equivalents	$96,255	$102,512	$122,559
Restricted cash	3,487	3,962	947
Total cash and cash equivalents, and restricted cash	$99,742	$106,474	$123,506

f. Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers generally, on 30-day to 60-day credit terms. The Company estimates the provision for credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $10.7 million and $20.7 million, net of allowances of $0.5 million and $0.2 million, at December 31, 2024 and 2023, respectively. See further discussion of amounts receivable related to vendor incentive programs under Incentives Earned from Vendors below.

g. Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. Amounts of inventory allowances were $2.7 million and $3.9 million, as of December 31, 2024 and 2023, respectively.

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

j. Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the years ended December 31, 2024, 2023 and 2022.

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

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at December 31, 2024 and 2023 approximate fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 input.

m. Accumulated Other Comprehensive Loss

Comprehensive loss consists of net loss and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive loss consists entirely of foreign currency translation adjustments. The tax impact is not material to the consolidated financial statements.

n. Revenue Recognition

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

The Company recognizes revenue on product sales at a point in time to customers when control of the product passes to the customer upon delivery to the customer or when service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after transfer of control to the customer, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon receipt of the product by the customer. Product sales exceeded 91% of consolidated net sales in each of the years ended December 31, 2024, 2023 and 2022.

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

The Company offers its customers the opportunity to purchase goods and services on its websites using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the years ended December 31, 2024, 2023 and 2022 were $0.8 million, $1.0 million, and $0.6 million, respectively.

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

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage,” are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the years ended December 31, 2024, 2023, and 2022 were immaterial.

Deferred revenue totaled $27.0 million and $25.6 million at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company recognized $22.2 million of net revenue included in deferred revenue at December 31, 2023. During the year ended December 31, 2023, the Company recognized $27.6 million of net revenue included in deferred revenue at December 31, 2022. During the year ended December 31, 2022, the Company recognized $36.6 million of net revenue included in deferred revenue at December 31, 2021.

o. Cost of Sales

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

p. Shipping and Handling

The Company records revenue for certain shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $9.9 million, $12.1 million and $15.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs totaled approximately $38.1 million, $45.9 million and $49.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

q. Incentives Earned from Vendors

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

The Company reduced cost of sales by $166.3 million, $215.2 million and $224.3 million for the years ended December 31, 2024, 2023 and 2022, respectively, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $0.4 million, $0.8 million and $1.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amounts receivable related to vendor incentive programs were $48.5 million and $57.1 million, net of allowances of $0.4 million and $0.7 million, at December 31, 2024 and 2023, respectively. Amounts due to the Company are included in accounts receivable in the consolidated balance sheets.

r. Selling, General, and Administrative Expenses

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

s. Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses for the years ended December 31, 2024, 2023 and 2022 were $14.0 million, $12.7 million and $14.7 million, respectively.

t. Stock-Based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and restricted stock, is based on estimated fair value of the awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the consolidated statements of operations. Forfeitures are accounted for as they occur. See Note 13 — Stock-Based Compensation for further information about the Company’s stock compensation plans.

u. Income Taxes

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

v. Concentration of Credit Risk and Significant Customers and Vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents.

For the years ended December 31, 2024, 2023 and 2022, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States, which could source their products from other countries, including China. The majority of products that the Company sells are available through multiple channels. Details of vendors which accounted for 10% or more of total purchases during the year ended December 31, 2024, 2023, and 2022:

	Percentage of total purchases
	for year ended
	December 31,
	2024	2023	2022
Vendor A	12%	14%	12%
Vendor B	11%	13%	14%
Vendor C	8%	6%	14%
Vendor D	8%	9%	12%

The Company has receivables due from vendors related to its advertising and promotional vendor incentive programs and receivables due from business customers with credit terms. Details of vendors which accounted for 10% or more of net receivables as of December 31, 2024 and 2023:

	Percentage of accounts receivable
	as of December 31,
	2024	2023
Vendor A	17%	15%
Vendor B	14%	8%
Vendor C	3%	11%

As of December 31, 2024 and 2023, no receivables from business customers with credit terms exceeded 10% of net receivables.

w. Foreign Currency Translation

The Company’s reporting currency is U.S dollars. The functional currency of the Company is the U.S. dollar. The financial statements of foreign subsidiaries and affiliates where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the year for revenues and expenses. Any gain or loss on currency translation is included in stockholders’ equity as accumulated other comprehensive income.

x. Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Among other new disclosure requirements, ASU 2023-07 requires companies to disclose significant segment expenses that are regularly provided to the chief operating decision maker. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 will be effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this update for the annual period ended December 31, 2024 and the amendments have been applied retrospectively to all prior periods presented in the consolidated financial statements by expanding certain disclosures, including the disclosure of significant expenses included in our segment measure of profitability.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expenses Disaggregation Disclosure (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The amendments in this update do not change the expense captions an entity presents on the face of the income statement; rather, they require disaggregation of certain expense captions into specified categories, including but not limited to purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. This update is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2027. This update will result in the required additional disclosures being included in our consolidated financial statements, once adopted.

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

The Company’s notes receivable from affiliate, loans from affiliate (see Note 17 — Related Party Transactions), line of credit and long-term debt are carried at cost with fair value disclosed, if required. The fair value of the amounts outstanding under the line of credit and long-term debt with a floating interest rate approximates the carrying value primarily due to the variable nature of the interest rate of the instruments, which is considered a Level 2 fair value measurement. The fair value of the amounts outstanding under notes receivable from affiliate, loans from affiliate, and line of credit with a fixed interest rate is estimated based on the discounted amount of the contractual future cash flows using an appropriate discount rate. This is considered a Level 3 fair value measurement.

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of December 31, 2024 and 2023 (in thousands):

	As of December 31, 2024		As of December 31, 2023
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$4,614	$4,614	$4,802	$4,802
Line of credit (Level 3)	$2,455	$2,370	$2,528	$2,435
Long-term debt (Level 2)	$—	$—	$1,378	$1,334

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2024	2023
Land	$6,882	$6,964
Buildings	46,812	49,551
Machinery and equipment	19,765	22,050
Computer and software	12,775	20,846
Leasehold improvements	3,293	7,951
Capitalized software	33,738	31,528
Furniture and fixtures	2,024	3,784
Construction in progress(1)	1,736	1,756
	127,025	144,430
Accumulated depreciation and amortization	(75,850)	(82,951)
Property and equipment, net	$51,175	$61,479

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property and equipment upon completion.

Depreciation and amortization expense associated with property and equipment was $10.7 million, $13.0 million and $11.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

In 2024, 2023, and 2022, Bitmain repurchased a total of 6,689,520, 26,758,080, and 11,149,200, respectively, Series B+ shares of Bitmain held by the Company’s subsidiary, Newegg Tech Corporation at various prices in accordance with Bitmain’s articles of association. The Company sold all its investment in Bitmain in 2024. As a result, the Company recognized a total gain on sale of investment of $1.6 million, $6.8 million, and $1.7 million in 2024, 2023, and 2022, respectively.

The Company reviewed the investment in Bitmain for impairment as of December 31, 2023 by evaluating if events or circumstances have occurred that may have a significant adverse effect on the fair value of the investment. The Company concluded there were no impairment indicators as of December 31, 2023. In the absence of observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the years ended December 31, 2023, the carrying value of the investment remained at $2.3 million as of December 31, 2023. There was no impairment loss on Bitmain cost method investment for the years ended December 31, 2023.

7.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2024	2023
Sales and other taxes payable	$13,417	13,874
Accrued personnel	7,031	11,931
Allowance for sales returns	7,268	5,839
Accrued freight expense	1,287	1,704
Accrued advertising expense	1,473	1,447
Accrued legal expense	1,938	484
Accrued inventory	12,228	2,338
Accrued professional expense	543	2,552
Accrued health expense	414	767
Customer deposit	667	669
Other	2,363	1,409
Total accrued liabilities	$48,629	$43,014

8.	Line of Credit

In July 2018, the Company entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. In August 2021, the Company amended the credit agreement to extend the maturity date to August 20, 2024. In April 2023, the Company amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR (as defined in the credit agreement). In August 2024, the Company further amended the credit agreement in order to, among other things, (i) extend the maturity date to August 27, 2026, (ii) reduce the Maximum Revolving Advance Amount, as defined in the credit agreement, to $40 million from April 1 to September 30 of each year and to $50 million from October 1 to March 31 of each year and (iii) increase the unused commitment fee to 0.20%. In general, advances from this line of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the Daily LIBOR Rate prior to the 2024 amendment or, after the 2024 amendment, the Daily Simple SOFR plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate.

The line of credit is secured by certain of the Company’s subsidiaries and is collateralized by certain of the assets of the Company. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. To maintain availability of funds under the credit agreement, the Company pays on a quarterly basis, an unused commitment fee of 0.15% per annum prior to the 2024 amendment or, after the 2024 amendment, 0.20% per annum, on the unused amount for the facility. The credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facility also requires the Company to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions.

As of December 31, 2024 and 2023, there was no balance outstanding under this line of credit, and the Company was in compliance with all covenants related to the line of credit. As of December 31, 2024, Newegg has outstanding letters of credit of 10.0 million from the revolving line of credit.

In July 2015, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to January 4, 2026. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 0.78% not to be lower than 1.62% per annum. The interest rate was equivalent to 2.50% as of December 31, 2024. The line of credit is guaranteed by one of the Company’s subsidiaries and is collateralized by a real estate asset of that subsidiary. As of December 31, 2024 and 2023, there was $4.6 million and $4.8 million outstanding under this line of credit, respectively.

In June 2022, a subsidiary of the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to approximately $1.2 million (RMB 8.0 million) with a maturity date of June 22, 2023. Advances from this line of credit are subject to interest at a fixed rate of one-year LPR plus 0.30%. In June 2023, the Company paid off the outstanding balance under this line of credit and entered into two new credit agreements with the same financial institution that provided for a revolving credit facility of up to approximately $1.1 million (RMB 8.0 million) and $1.4 million (RMB 10.0 million) with a maturity date of June 26, 2024, and May 24, 2024, respectively. Advances from these lines of credit are subject to interest at a fixed rate of one-year LPR plus 0.25% and 0.15%, respectively. In May 2024, the Company paid off the outstanding balances and entered into three credit agreements with the same financial institution that provided a revolving credit facility of up to approximately $0.7 million (RMB 5.0 million), $0.4 million (RMB 3.0 million), and $1.4 million (RMB 10 million) with a maturity date of June 24, 2025, June 24, 2025, and July 8, 2025, respectively. Advances from these lines of credit are subject to interest at a fixed rate of one-year LPR plus 0.15%. The interest rate was equivalent to 3.6% and 3.8% as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, there was $2.5 million and $2.5 million outstanding under this line of credit, respectively.

9.	Long-Term Debt

The Company has entered into various loans with financial institutions. Long-term debt consisted of the following (in thousands):

	As of December 31,
	2024	2023
Term Loan	$—	$1,378
Less current portion	—	(268)
Long-term debt less current portion	$—	$1,110

Term Loan

In 2013, the Company entered into a term loan agreement with a financial institution for $4.1 million with a maturity date of November 26, 2028 (the “Term Loan”). The Term Loan bears a floating interest rate of the one-year savings account plus 0.43% per annum in the first two years and a floating interest rate of the one-year savings account plus 0.61% per annum for the remaining of the term, not to be lower than 1.8% during the entire term. The Term Loan was paid off in 2024.

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

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the consolidated statements of operations. Operating lease expense totaled $22.4 million, $21.9 million and $25.3 million, respectively, for the years ended December 31, 2024, 2023 and 2022. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $18.2 million, $18.8 million, and $22.0 million during years ended December 31, 2024, 2023, and 2022 respectively, which were included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2024 and 2023, the Company’s ROU operating lease assets were $60.6 million and $77.2 million, and its operating lease liabilities were $65.9 million and $81.9 million, of which $53.3 million and $68.1 million were classified as non-current, respectively. New ROU operating lease assets and liabilities entered into during 2024 were $0.1 million and $0.1 million, respectively. New or modified ROU operating lease assets and liabilities entered into during 2023 were $18.9 million and $18.9 million, respectively. New or modified ROU operating lease assets and liabilities entered into during 2022 were $7.5 million and $7.5 million, respectively. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.78 years and 4.0% at December 31, 2024. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.36 years and 4.0% at December 31, 2023.

The Company has certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the year ended December 31, 2024 and 2023 was $5.9 million and $0.5 million, respectively. Sublease rental income for the year ended December 31, 2022 was immaterial.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at December 31, 2024 (in thousands):

2025	$15,084
2026	14,943
2027	14,518
2028	13,396
2029	3,680
Thereafter	13,214
Total minimum payments	$74,835
Less: Imputed interest	8,909
Present value of lease liabilities	$65,926

11.	Income Taxes

The components of the Company’s income tax provision expense are as follows (in thousands):

	Year ended December 31,
	2024	2023	2022
Current provision:
Federal	$(57)	$(1,112)	$(68)
State and local	(14)	(309)	268
Foreign	(1,933)	(582)	1,402
	(2,004)	(2,003)	1,602
Deferred expense (benefit):
Federal	—	—	8,882
State and local	(47)	(159)	3,552
Foreign	773	(520)	65
	726	(679)	12,499
Provision for (benefit from) income taxes	$(1,278)	$(2,682)	$14,101

Loss before provision for income taxes consisted of the following (in thousands):

	Year ended December 31,
	2024	2023	2022
United States	$(44,825)	$(63,831)	$(52,598)
International	219	2,159	9,270
Total	$(44,606)	$(61,672)	$(43,328)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2024	2023
Deferred tax assets:
Accounts receivable	$2,373	2,473
Inventories	1,416	2,139
Property and equipment	1,891	2,207
Reserves and other accruals	1,447	64
Stock based compensation	1,324	1,942
Lease liabilities	16,669	18,684
Section 174 Costs	4,149	3,138
Credits and other	1,409	2,834
Net operating losses	17,041	13,191
Gross deferred tax assets	47,719	46,672
Valuation allowance	(28,410)	(25,670)
Total deferred tax assets, net	19,309	21,002

Deferred tax liabilities:
Prepaid expenses	(1,465)	(1,606)
Other	(1,594)	(233)
Right of Use of Asset	(15,336)	(17,556)
Total deferred tax liabilities	(18,395)	(19,395)
Net deferred tax assets	$914	$1,607

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

The Company’s U.S. federal consolidated filing group includes certain international entities. Based upon results of operations for the years ended December 31, 2024, 2023 and 2022, it is determined that it is not more likely than not that the Company will realize the benefit from the U.S. federal, consolidated filing state, Newegg separate filing state, and Magnell separate filing state net deferred tax assets. As a result, the Company has recorded a valuation allowance against those net deferred tax assets for the year ended December 31, 2024. The Company maintains valuation allowances against certain non-US loss corporations. Total valuation allowance against U.S. and non-U.S. deferred tax assets was $28.4 million and $25.7 million as of December 31, 2024 and 2023, respectively.

At December 31, 2024, the Company has federal net operating losses (“NOL”) carryforward of $51.6 million and $60.5 million of apportioned state NOL carryforwards available to reduce future taxable income, subject to the 80% NOL rule introduced by the TCJA of 2017. The state NOL carryforwards begin to expire in 2028. The Company has $0.6 million of NOL carryforwards in China as of December 31, 2024. The Company has $8.4 million of NOL carryforwards in Taiwan, which will begin to expire in 2026. A partial valuation allowance was recorded on the NOLs in Taiwan. The Company has not provided for deferred income taxes on undistributed earnings of its foreign subsidiaries, as these amounts are considered indefinitely reinvested outside the United States. It is not practicable to determine the estimated income tax liability that might apply if these earnings were to be repatriated.

A reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,
	2024	2023	2022
Federal taxes at statutory rate	21.00%	21.00%	21.00%
State taxes, net of federal benefit	2.63	2.50	2.48
Permanent items:
Other nondeductible items	0.14	(0.35)	(0.30)
Subpart F income	(0.57)	(1.55)	(0.80)
Stock-based compensation	(12.87)	(10.94)	(10.88)
Foreign withholding tax	(2.89)	(0.82)	—
Research & development credit	0.64	0.34	1.57
Global intangible low-taxed income	—	(0.46)	—
Foreign rate differential and foreign tax credits	1.36	(1.39)	(0.74)
Canada Provision	—	1.92	—
Change in valuation allowance – U.S. Federal	(5.24)	(5.61)	(34.09)
Change in valuation allowance – U.S. States	(2.89)	(0.07)	(11.17)
Change in valuation allowance – Foreign	1.99	3.18	0.96
Change in uncertainty tax position (“FIN48”)	0.51	(2.54)	(0.10)
Other	(0.94)	(0.86)	(0.01)
Effective tax rate	2.87%	4.35%	(32.08)%

The significant items that caused the effective tax rate change related to stock based compensation and the changes in valuation allowance.

Uncertain Tax Positions

As of the end of fiscal year 2024, the total liability for income tax associated with unrecognized tax benefits was $4.2 million. The Company’s effective tax rate will be affected by any portion of this liability we may recognize. The Company does not believe it is reasonably possible that any of the uncertain tax benefits will be recognized in the next 12 months. As such, all uncertain tax positions, including accrued interest, have been classified as long-term taxes payable on the consolidated balance sheets.

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

	Year ended December 31,
	2024	2023
Beginning balance	$4,242	$1,606
Additions based on tax positions related to the prior year	101	2,592
Additions based on tax positions related to the current year	—	126
Reduction based on tax position related to settlements with taxing authorities	(105)	(62)
Reductions based on tax position related to a lapse of the applicable statute of limitation	—	(20)
Ending balance	$4,238	$4,242

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as tax expense. As of December 31, 2024 and 2023, interest and penalties related to uncertain tax positions were not material.

The Company files a consolidated federal income tax return in the United States, as well as combined and separate U.S. state income tax returns. Certain subsidiaries of the Company are subject to income tax in China, Taiwan, Hong Kong, and Canada. The Company is still subject to examination for federal income tax returns for the years 2020 through 2024, for certain U.S. state income tax returns for the years 2017 through 2024, and for certain foreign income tax returns for the years 2013 through 2024. In 2023, the Company settled the examinations with the Internal Revenue Service for the years 2012 through 2014 and with the California Franchise Tax Board for the years 2007 through 2012. The Company is currently undergoing income tax examinations with the Internal Revenue Service for tax year 2022 and Canadian GST/HST audit for tax years 2022 and 2023.

12.	Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.43696. Each share of common stock is entitled to one vote. At December 31, 2024 and 2023, the number of shares of common stock issued and outstanding were 19,478,394 and 19,020,675, respectively.

No common stock dividend was declared by the Company’s Board of Directors for the years ended December 31, 2024, 2023 and 2022.

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1.

13.	Stock-Based Compensation

Legacy Newegg Inc. Stock Based Compensation

2005 Incentive Award Plan:

On September 22, 2005, the Board of Directors approved Newegg Inc.’s 2005 Equity Incentive Plan, which was amended in January 2008, October 2009, December 2011 and September 2015 (the “Incentive Award Plan”). Under the Incentive Award Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on Newegg Inc.’s Class A Common Stock. A committee of the Board of Directors of Newegg Inc. determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, Newegg Inc. may issue a maximum of 4,147,607 shares of its Class A Common Stock under the Incentive Award Plan. Newegg Inc. issues new shares of Class A Common Stock from its authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair value of the Newegg Inc.’s Class A Common Stock as of the date of grant. Options typically vest over the term of four years, and are typically exercisable for a period of 10 years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of Newegg Inc. any subsidiaries, in which case, the term of the option shall be no more than five years from the date of grant. In September 2015, the Incentive Award Plan was amended to permit additional awards to be made after the tenth anniversary of the original adoption of said plan.

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

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the years ended December 31, 2024 and 2023, Newegg Inc. did not grant any stock options representing the right to purchase Newegg Inc. Common Stock.

The following table summarizes the activity for all stock options granted:

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2022	3,270,020	$12.00	7.30	$639,131
Exercised	(315,268)	12.20
Grant	—
Forfeited or expired	(2,982)	14.60
Outstanding at December 31, 2022	2,951,770	$12.00	6.46	$42,143
Exercised	(108,940)	11.00
Grant	—
Forfeited or expired	(21,756)	11.00
Outstanding at December 31, 2023	2,821,074	$11.93	5.42	$37,431
Exercised	(1,104,673)	8.80
Grant	—
Forfeited or expired	(58,549)	11.00
Outstanding at December 31, 2024	1,657,852	$14.02	5.46	$—
Vested and expected to vest at December 31, 2024	1,657,852	$14.02	5.46	$—
Exercisable at December 31, 2024	1,657,852	$14.02	5.46	$—

During the year ended December 31, 2024, stock options were exercised for 1,104,673 of the Company’s common stock. Cash exercises totaled 10,351 shares of the Company’s common stock with proceeds of approximately $0.1 million. The exercise prices ranged from $5.40 to $11.00 per share during the year ended December 31, 2024.

During the year ended December 31, 2023, stock options were exercised for 108,940 of the Company’s common stock. Cash exercises totaled 108,940 shares of the Company’s common stock with proceeds of approximately $1.2 million. The exercise prices were $11.00 per share during the year ended December 31, 2023.

During the year ended December 31, 2022, stock options were exercised for 315,268 of the Company’s common stock. Cash exercises totaled 247,823 shares of the Company’s common stock with proceeds of approximately $2.9 million. Cashless exercises totaled 67,445 shares which resulted in the Company issuing 52,962 net shares. The exercise prices ranged from $11.00 to $14.60 per share during the year ended December 31, 2022.

During the years ended December 31, 2024, 2023 and 2022, the total intrinsic value of stock options exercised was $11.3 million, $1.7 million, and $24.3 million, respectively, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $1.4 million, $3.1 million and $3.2 million, respectively.

As of December 31, 2024 and 2023, there were nil and $1.4 million, respectively, of unrecognized compensation costs related to nonvested options. The weighted average remaining vesting term of the stock option was 0.46 years and 1.46 years as of December 31, 2023 and 2022, respectively.

Newegg Commerce, Inc. Stock Based Compensation

2021 Equity Incentive Plan

On November 26, 2021, the Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on the Company’s Common Stock. A committee of the Board of Directors of the Company determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in control or similar transaction, the Company may issue a maximum of 368,745 of its Common Stock under the 2021 Plan. The Company issues new shares of its Common Stock from its authorized share pool to settle stock-based compensation awards.

On July 21, 2022, the Board of Directors approved the amendment of the 2021 Plan to increase the maximum share pool from 368,745 to 818,745 shares.

The following table summarizes the activity for all restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2022	352,050	$367.60
Granted	14,250	55.80
Vested	(83,751)	367.60
Cancelled	(51,136)	367.60
Unvested at December 31, 2022	231,413	$348.40
Granted	4,000	24.59
Vested	(77,441)	350.51
Cancelled	(8,249)	305.60
Unvested at December 31, 2023	149,723	$341.02
Granted	3,500	17.63
Vested	(70,345)	351.28
Cancelled	(18,441)	297.44
Unvested at December 31, 2024	64,437	$324.73

During the years ended December 31, 2024 and 2023, the Company granted 3,500 and 4,000 restricted stock units (“RSUs”), respectively, to its executives and employees. The vesting of each RSU is subject to the employee’s continued employment through applicable vesting dates. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. Compensation expense is recognized on a straight-line basis over the requisite service period of four years.

On August 13, 2022 the Company issued 277,289 performance-based vesting restricted stock units (“PRSUs”) to one of its executives over four performance periods where 69,322 PRSUs were granted for each of the year ended December 31, 2024, 2023 and 2022. Each of the four performance periods will have a separate grant date and service inception date, and a separate requisite service period. The PRSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. The vesting of each PRSU is based on financial performance tied to GMV. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

The following table summarizes the activity for all performance-based restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2022	—	$—
Granted	69,322	77.60
Vested	—	—
Cancelled	—	—
Unvested at December 31, 2022	69,322	$77.60
Granted	69,322	23.40
Vested	(69,322)	77.60
Cancelled	—	—
Unvested at December 31, 2023	69,322	23.40
Granted	69,322	18.20
Vested	(59,419)	23.40
Cancelled	(9,903)	23.40
Unvested at December 31, 2024	69,322	$18.20

During the years ended December 31, 2024, 2023 and 2022, the compensation expense for all restricted stock units granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $25.9 million, $30.5 million and $30.8 million, respectively.

As of December 31, 2024 and 2023, there were $21.1 million and $51.3 million, respectively, of unrecognized compensation costs related to restricted stock units.

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1.

14.	Net Loss per Share

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

The following table summarizes the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,
	2024	2023	2022
Net loss	$(43,328)	$(58,990)	$(57,429)

Basic earnings per share
Basic weighted average shares outstanding	19,285	18,928	18,653
Basic loss per share	$(2.25)	$(3.12)	$(3.08)

Diluted earnings per share
Basic weighted average shares outstanding	19,285	18,928	18,653
Dilutive effect of stock options	—	—	—
Diluted weighted average shares outstanding	19,285	18,928	18,653
Diluted loss per share	$(2.25)	$(3.12)	$(3.08)

The following shares were excluded from the calculation of diluted net loss per share calculation as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2024	2023	2022
Stock options	410	1,299	2,592
Restricted stock units	213	299	354
Warrants	6	6	6

All share amounts and per share amounts above have been retroactively adjusted for the twenty-for-one share combination, effective April 7, 2025. See Note 1.

15.	Commitments and Contingencies

We are involved from time to time, and may in the future be involved in legal proceedings, investigations and claims incidental to the conduct of our business including, among other things, consumer protection claims, employment-related cases, claims relating to data and privacy protection, third-party intellectual property infringement claims, and contract disputes involving merchants and consumers on our platforms. We may also be involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators. We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

16.	Employee Benefit Plan

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for each of the years ended December 31, 2024, 2023 and 2022 were $1.0 million, $1.9 million and $1.6 million, respectively. Contributions made by the Company are immediately 100% vested.

17.	Related Party Transactions

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The maturity date was subsequently extended to June 30, 2024. While Digital Grid has continued to make interest-only payments on the loan, the $15 million principal balance currently remains outstanding and the maturity date has not been subsequently extended. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Consolidated Balance Sheets as of December 31, 2024 and 2023.

During each of the years ended December 31, 2024, 2023 and 2022, the Company recorded interest income of $0.8 million from loans to affiliate in interest income in the consolidated statement of operations. As of December 31, 2024 and 2023, the amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the consolidated balance sheets was $0.2 million and $0.2 million, respectively.

Sales to Related Parties

Due from related parties and net sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales during the years ended December 31, 2024, 2023 and 2022 were immaterial.

As of December 31, 2024 and 2023, amount due to related parties was immaterial.

18.	Segment Information

The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), manages resource allocations, measures performances, reviews financial information presented on a consolidated basis. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. The Company considers itself to be operating within one reportable segment.

On a monthly basis, the CODM considers net sales by revenue stream, gross margin, and operating expenses (excluding stock based compensation and depreciation and amortization) when making decisions about allocating capital and personnel-related resources to the reporting segment. The CODM does not use Balance Sheet information in connection with operating and investment decisions and as such that information is not presented.

	For the Year Ended December 31,
	2024	2023	2022
Direct sales revenues (1)	$1,123,489	$1,396,624	$1,607,027
Marketplace revenues (2)	25,205	32,330	47,005
Services revenues (3)	86,882	68,009	66,241
Net sales	1,235,576	1,496,963	1,720,273
Gross profit	131,488	167,557	216,626
Salary and compensation	62,064	88,108	100,615
Credit card fees	28,045	35,324	42,737
Marketing expense	13,950	12,674	14,701
Professional fees	7,719	11,525	16,803
Other operating expenses (4)	33,302	43,909	46,348
Total operating expenses	145,080	191,540	221,204
Depreciation and amortization	10,704	13,441	11,021
Stock based compensation	27,255	33,660	33,939
Other expenses (income) (5)	(8,223)	(12,094)	7,891
Net loss	$(43,328)	$(58,990)	$(57,429)

(1)	Includes all first-party product sales where Newegg owns and sells its own inventories within its websites and third-party marketplace platforms.

(2)	Includes all the commission revenues earned from sales made by sellers on its websites.

(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

(4)	Consists primarily of warehouse rent, warehouse supplies, software support & subscription, small equipment expenses, and bad debt expenses.

(5)	Consists primarily of other non-operating related income, provision for income taxes, gain from sales of investment, interest income/expense, and impairment of equity method investment.

The following table summarizes net sales by product category (in thousands):

	Year Ended December 31,
Net Sales by Product Category	2024	2023	2022
Components & Storage	$743,514	$910,772	$1,046,095
Computer System	269,414	327,263	345,949
Office Solutions	71,083	80,767	96,679
Software & Services	59,097	55,091	58,424
Networking & Smart Home	19,999	19,191	27,198
Others	72,469	103,879	145,928
Total Net Sales	$1,235,576	$1,496,963	$1,720,273

Geographic Information

Revenue by geography is based on where the customer is located. Long-lived assets, net includes property and equipment, net. The following tables set forth revenue and long-lived assets, net by geographic area (in thousands):

	Year Ended December 31,
	2024	2023	2022
United States	$1,131,697	$1,362,423	$1,553,389
Canada	90,037	114,948	138,123
Rest of world	13,842	19,592	28,761
Total	$1,235,576	$1,496,963	$1,720,273

	As of December 31,
	2024	2023
United States	$33,391	$40,063
Canada	51	76
Rest of world	17,733	21,340
Total	$51,175	$61,479

19.	Subsequent Events

On April 7, 2025, the Company effected a share combination of the Company’s outstanding common shares, par value $0.021848 per share, at a ratio of twenty-to-one (the “Share Combination”). The common shares listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Share Combination adjusted basis at the open of business on April 7, 2025. As a result of the Share Combination, the number of issued and outstanding common shares immediately prior to Share Combination was reduced such that every twenty shares of common shares held by a shareholder immediately prior to the Share Combination were combined and reclassified into one common share, par value $0.43696 per share. Fractional shares resulting from the Share Combination were settled by cash payment.

Options, and other like awards, to purchase the Company’s common shares were also proportionately adjusted in accordance with their terms to reflect the Share Combination.

All common share amounts and per share numbers discussed herein have been retroactively adjusted for the Share Combination.

On April 22, 2025, the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Capital Market notifying the Company that it had regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Minimum Bid Price Requirement”). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the $1.00 per ordinary share minimum requirement for the last 10 consecutive business days from April 7, 2025 to April 21, 2025 and that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. As a result, the listing matter has been closed.

Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the Company’s Report on Form 6-K, filed April 7, 2024).
1.2	Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.3	First Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on April 28, 2022).
1.4	Second Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on September 2, 2022).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
2.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.1	Form of Merger Agreement, by and among LLIT, Lightning Delaware Sub, Inc., and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.2	Form of Disposition Agreement, by and between LLIT and Beijing Fenjin Times Technology Development Co., Ltd. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.3	Newegg’s 2005 Incentive Plan, as Amended (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.5	Employment Agreement by and between Anthony Chow and Newegg Commerce, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.6	Form of Employment Agreement by and between Newegg Commerce, Inc. and certain of its executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.7	Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.8	First Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.9	Second Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries.
4.10	Third Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries.
4.11	Pledge Agreement, by and among East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.12	Pledge and Security Agreement, by and among East West Bank, Newegg Tech, Inc. and ChiefValue.com, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.13	Guaranty and Suretyship Agreement, by and among East West Bank, Newegg Tech, Inc., ChiefValue, Inc. and NuTrend Automotive, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.14	Intercompany Subordination Agreement, by and East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.15	Letter Agreement, between East West Bank and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.16	Newegg Commerce, Inc. 2021 Equity Incentive Plan (incorporated by reference to the Company’s Report on Form 6-K, filed November 29, 2021).

4.17	Supplemental Agreement dated April 22, 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
4.18	Amended and Restated Supplemental Agreement dated December 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.19	Purchase and Sale Agreement by and between BSP Senita Gateway Center, LLC and Newegg Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
8.1	List of Significant Subsidiaries.
11.1	Newegg Commerce, Inc. Insider Trading Policy.
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1	Consent of Independent Registered Public Accounting Firm.
97.1	Newegg Commerce, Inc. Clawback Policy (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 24, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Schema Document.
101.CAL	Inline XBRL Calculation Linkbase Document.
101.DEF	Inline XBRL Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL document and included in Exhibit 101).

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2025	NEWEGG COMMERCE, INC.

/s/ Anthony Chow
Anthony Chow
Chief Executive Officer