Form 20-F
period 2025-12-31
Newegg Commerce, Inc.
filed 2026-04-28
CIK 1474627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 20,972,505 shares of the registrant’s Common Shares outstanding.

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

Summary of Factors That May Affect Our Future Results

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, and results of operations or cause our actual results to differ materially from those contained in forward-looking statements we have made in this annual report. You should consider all of the risk factors described in our public filings when evaluating our business, including risks relating to:

●	the impact of global macroeconomic conditions on consumer spending;

●	the intense domestic and international competition we face;

●	any decline in demand for IT/CE products;

●	our reputation and business if we or Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items;

●	our inability to provide a satisfactory customer experience;

●	our use of software and systems contain open source software;

●	pricing strategies not meeting customers’ price expectations or resulting in profitability;

●	system interruptions, including failures caused or experienced by third-party service providers, and lack of redundancy and timely upgrade;

●	our reliance on and relationships with third-party payment processors to process deposits and withdrawals made by users of our Marketplace;

●	the loss of key employees or the failure to attract or retain qualified personnel;

●	any significant inadvertent disclosure or breach of confidential or personal information we hold;

●	our ability to promote and strengthen the Newegg brand;

●	inflation, uncertainty and volatility in the financial markets and other macroeconomic factors;

●	our international operations;

●	our expansion into new product categories, services, technologies and geographic regions;

●	any interruption in our fulfillment operations;

●	our reliance on a limited number of third-party courier service providers;

●	pandemics and other public health crises, natural disasters, climate change, armed conflict, terrorist activities and political unrest;

●	our dependence on relationships with vendors to source sufficient quantities of merchandise on favorable terms;

●	our marketing activities to help attract visitors to our online platforms;

●	delays, increased cost or quality control deficiencies in the importation of products manufactured abroad;

●	our dependence on third parties to perform a number of our e-commerce functions;

●	management of our inventory;

●	the fact that we have incurred net losses in the past and may experience losses in the future;

●	failure to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards;

●	the seasonality of our business;

●	the life cycle fluctuations of the products we sell;

●	the performance, reliability and security of the internet infrastructure in the countries where we operate;

●	management of our growth or execution of our strategies;

●	any adverse change in our vendor payment terms and conditions;

●	our revolving credit agreement, which contains a number of covenants that may restrict our current and future operations;

●	access to international markets and applicable laws relating to trade, export and import controls and economic sanctions;

●	our ability to raise additional capital;

●	proliferation of AI-enabled fraud;

●	significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals;

●	claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations;

●	our ability to adequately protect our intellectual property rights;

●	any assertions, claims and allegations that we have infringed or violated intellectual property rights;

●	product liability claims, which could be costly and time-consuming to defend;

●	any additional costs incurred due to tax assessments resulting from ongoing and future audits by tax authorities;

●	relatively stringent employment laws in some of the countries in which we operate;

●	our ability to use our net operating loss carryforwards and certain other tax attributes;

●	our being treated as a U.S. corporation for all U.S. federal tax purposes;

●	the shares pledged as collateral to support delinquent indebtedness of our largest and controlling shareholders;

●	the extreme volatility of the market price of our common shares due to numerous circumstances beyond our control;

●

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo, and in his own capacity), Mr. Vladimir Galkin, and Mr. Fred Chang’s approximate 53.1%, 20.9% and 20.5% control, respectively, and 94.5%, collectively, of the voting power of our issued and outstanding common shares as of March 31, 2026;

●	our status as a “controlled company” within the meaning of the Nasdaq Listing Rules and the corresponding exemptions from certain corporate governance requirements;

●	certain provisions of Newegg’s Amended Shareholders Agreement that may delay or prevent us from raising funding in the future and may have an adverse impact on us and the liquidity and market price of our common shares;

●	any shareholder litigation due to the volatility in the price of our common shares, which may result in substantial costs and a diversion of our management’s attention and resources;

●	our failure to maintain compliance with Nasdaq Listing Rules, which may lead to us being delisted from Nasdaq, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult;

●	any involvement of our directors and officers in investigations or other forms of regulatory or governmental inquiry which may cause reputational harm to the Company, result in additional expenses, and distract our management from our day-to-day operations;

●	securities or industry analysts not publishing research or reports about our business or adversely changing their recommendations regarding our common shares;

●	techniques employed by short sellers to drive down the market price of our common shares;

●	difficulty enforcing judgments against us, our directors and management;

●	unavailability of certain types of class or derivative actions under British Virgin Islands (“BVI”) law and other interests under U.S. law;

●	protecting shareholder interests that would otherwise be normally available to shareholders of a U.S. corporation;

●	our expectation not to pay dividends in the foreseeable future;

●	certain home country (British Virgin Islands) practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards, which may afford less protection to shareholders;

●	our foreign private issuer status, which exempts us from certain reporting requirements applicable to U.S. domestic public companies; and

●	our directors and officers now being subject to Section 16(a) insider reporting obligations under the Holding Foreign Insiders Accountable Act.

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

We compete with online retailers such as Amazon and traditional retailers like Best Buy and Walmart, who sell through brick-and-mortar stores and their online websites. In recent years, Chinese-origin direct-to-consumer platforms such as Temu and Shein have also expanded aggressively in the U.S. market, leveraging the de minimis exemption (which allowed packages valued under $800 to be imported duty-free) to offer prices that created significant competitive pressure. The elimination of the de minimis exemption for goods from China and Hong Kong effective May 2, 2025 has substantially curtailed that advantage and has contributed to a reduction in the market share of those platforms among price-sensitive U.S. consumers. While this development has somewhat leveled the competitive playing field for IT/CE categories in which we compete, we cannot guarantee that these platforms or similarly positioned competitors will not find alternative strategies — such as U.S.-based warehousing and local fulfillment — to rebuild their competitive position, and such strategies could restore or exceed the competitive pressure we previously faced. The EU is also eliminating its own de minimis exemption for parcels below €150 effective July 1, 2026, which may affect the competitive dynamics in our Canadian and international markets. In addition, we also face competition in the international markets in which we participate or may enter in the future. Certain other competitors in countries where we operate are subsidiaries of e-commerce competitors in the United States with established local operations and brands and with greater experience and resources than we have. In other countries that we may enter, there may be incumbent online and multi-channel online or brick-and-mortar competitors presently selling Information Technology/Consumer Electronic (“IT/CE”) products. These incumbents may have advantages that could impede our expansion and growth in these markets.

We could also experience significant competitive pressure if any of our manufacturers or distributors were to initiate or expand their own online or brick-and-mortar retail operations. Because our manufacturers and distributors have access to merchandise at a lower cost than we do, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can, and they may have the ability to directly connect with buyers at relatively low cost. This could result in our current and potential buyers deciding to purchase directly from these manufacturers and distributors instead of from Newegg. Increased competition from any manufacturer or distributor capable of maintaining high sales volumes and acquiring products at lower prices than we can could significantly reduce our market share and adversely impact our operating results.

There is no assurance that we will be able to compete successfully against current and future competitors. Competitive pressures may materially and adversely affect our business, financial condition and results of operations.

A decline in demand for IT/CE products could adversely affect our operating results.

We and our Marketplace sellers primarily sell IT/CE products that are often discretionary purchases rather than necessities for consumers. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions and their impact on consumer spending. Factors including product pricing, customer confidence, employment levels, conditions in the residential real estate and mortgage markets, access to credit, interest rates, tax rates, customer debt levels and fuel and energy costs could reduce customer spending or change customer purchasing habits in ways that materially and adversely affect demand for the products that we and our Marketplace sellers offer.

There could be declines in the sales of the products offered by us and our Marketplace sellers due to several factors, including:

●	decreased demand for IT/CE products, particularly computer components and parts that have historically generated a significant portion of our net sales;
●	increased product pricing due to supply chain shortages for products such as graphics cards and memory chips, in particular DRAM, NAND flash memory, and high-bandwidth memory (“HBM”), driven by the reallocation of manufacturing capacity to serve artificial intelligence data center demand, which has resulted in significant price increases for memory components, and in turn for the personal computers, laptops, and other IT/CE products we sell;

●	poor economic conditions and any related decline in customers’ demand for the products we and our Marketplace sellers offer;

●	increased price competition from our competitors; or

●	technological obsolescence of the products that we and our Marketplace sellers offer.

A global memory chip shortage that began in 2024 and has intensified through the first quarter of 2026 has materially affected the market for IT/CE products we sell. Driven by the concentration of manufacturing capacity — particularly for high-bandwidth memory used in artificial intelligence systems — among a limited number of manufacturers (principally Samsung Electronics, SK Hynix, and Micron Technology), DRAM prices increased approximately 172% year-over-year by late 2025, and DDR5 prices increased significantly. These cost increases have elevated the retail prices of personal computers, laptops, and related devices, reducing consumer affordability and contributing to an expected decline in the worldwide PC market. Higher product cost bases increase our inventory risk, as products purchased at elevated prices may be difficult to sell at margins sufficient to cover our costs if demand softens or prices decline. We may also face inventory write-downs if memory-intensive products purchased at higher cost basis become obsolete or if prices subsequently decline. The memory shortage may persist through 2026 and beyond, with continued adverse effects on the availability and cost of the products we and our Marketplace sellers offer.

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

We receive from time to time, and may receive in the future, communications alleging that Newegg or the Newegg Marketplace sellers sold pirated, counterfeit, illegal or “gray market” items. In addition, we are subject to the Integrity, Notification, and Fairness in Online Retail Marketplaces for Consumers Act (the “INFORM Consumers Act”), which requires high-volume third-party sellers on our Marketplace to provide and verify certain identity and contact information. The Federal Trade Commission has authority to seek civil penalties for violations of the INFORM Consumers Act. Separately, mandatory electronic filing requirements for most imported consumer products through our platforms are scheduled to take effect on July 8, 2026. Failure to collect and verify required seller information, or to meet eFiling requirements, could result in regulatory action, civil penalties, and reputational harm. These and future claims could increase our cost of doing business as a result of legal expenses, adverse judgments or settlements, and reputational harm, and could require us to change our business practices in a way that would be less efficient and more costly. In addition, key manufacturers and vendors, for instance, may be less likely to offer us favorable terms or authorization to carry their products if we sell products of theirs purchased on the “gray market.” We currently do not have any insurance to cover the types of claims that could be asserted in such litigation or in legal or administrative actions initiated by customers of such products, or by government agencies. If a claim were brought against us successfully, it could expose us to significant liability, which could have a material adverse effect on our business and operations.

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

We rely on a limited number of third-party payment solutions to process deposits and withdrawals made by users of our Marketplace. If any third-party payment solution terminates its relationship with Newegg or refuses to renew its agreement with Newegg on commercially reasonable terms, we would need to find an alternate payment solution and may not be able to secure similar terms or replace such payment solution in an acceptable time frame. Further, the software and services provided by our third-party payment solutions may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to users of our Marketplace, any of which could make our Marketplace less trustworthy and convenient and adversely affect our ability to attract and retain our users.

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

Our business requires the storage, transmission and utilization of data, including personal information, much of which must be maintained on a confidential or protected basis. These activities have made, and may in the future make, us a target of cyber-attacks, cybersecurity threats, and cybersecurity incidents by third parties seeking unauthorized access to the data we maintain, including our customer data, or to disrupt our ability to provide service. As a result of the types and volume of personal data on our systems, we believe that we are a particularly attractive target for such breaches and attacks.

In recent years, the frequency, severity and sophistication of cyber-attacks, cybersecurity threats, and cybersecurity incidents, computer malware, viruses, social engineering, and other misconduct by computer hackers has significantly increased, and government agencies and security experts have warned about the growing risks of hackers, cyber criminals and other potential attackers targeting information technology systems. Such third parties could attempt to gain entry to our systems for the purpose of stealing data or disrupting the systems. In addition, our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products, or otherwise. Third parties may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data or our data, including intellectual property and other confidential business information.

While we have implemented security measures designed to protect against security breaches, cybersecurity threats, and cybersecurity incidents, these measures could fail or may be insufficient, particularly as techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until launched against a target, resulting in the unauthorized disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. Any failure to prevent or mitigate cybersecurity incidents and improper access to or disclosure of the data we maintain, including personal information, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business.

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

We may incur significant costs in protecting against or remediating cybersecurity incidents. Any cybersecurity incident could result in operational disruptions that impair our ability to meet our customers’ requirements, which could result in decreased revenue. In addition, there can be no assurance that our insurance coverage will be sufficient to cover the financial, legal, business or reputational losses that may result from a cyber-attack. Also, whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective customers to reject our products and services in the future, deterring data suppliers from supplying us data or customers from uploading their data on our platform, or changing consumer behaviors and use of our technology. Further, we could be forced to expend significant resources in response to a security breach, including those expended in notifying individuals and providing mitigating services, repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations. Federal, state and foreign governments continue to consider and implement laws and regulations addressing data privacy, cybersecurity, and data protection laws, which include provisions relating to breaches. The California Privacy Protection Agency (the “CPPA”) finalized new regulations under the California Privacy Rights Act that became effective January 1, 2026. These laws and regulations materially expand compliance obligations for businesses processing personal data. Specifically, businesses meeting applicable thresholds — which we believe include us given our volume of California consumer data — are now required to: (i) conduct and document mandatory cybersecurity audits on a regular basis; (ii) perform risk assessments before deploying or updating automated decision-making technology, including AI tools used in our platform; and (iii) provide enhanced consumer rights related to algorithmic processes affecting consumers. Unlike the prior framework, there is no 30-day cure period for CPPA enforcement actions; violations are actionable immediately. Civil penalties have been updated to $2,663 per unintentional violation and $7,988 per intentional violation or violations involving minors. Compliance with these new requirements will require investments in our cybersecurity audit processes and automated decision-making governance, and any failure to comply could result in regulatory investigations, fines, and reputational harm.

In any event, a significant cybersecurity incident could materially harm our business, operating results and financial condition. The integration of AI into our operations increases cybersecurity and privacy risks (including unauthorized or misuse of AI tools) and could lead to potential unauthorized access, misuse, acquisition, release, disclosure, alteration or destruction of company and customer data or other confidential or proprietary information and challenge the stability of our platforms. Further, threat actors may leverage AI to engage in automated, targeted and coordinated attacks of our systems and those of the third parties on which we rely.

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

Our fulfillment infrastructure may be vulnerable to damage caused by fire, floods, power outages, telecommunications failures, break-ins, earthquakes, human error and other events. Our fulfillment infrastructure may be vulnerable to damage caused by fire, floods, power outages, telecommunications failures, break-ins, earthquakes, human error and other events, and we have experienced inventory loss in the past due to these vulnerabilities. Our fulfillment infrastructure and processes may also contain undetected errors or design flaws that may cause our fulfillment operations to fail and materially impact our business and results of operations. If, for example, any of our warehouses were rendered incapable of operations, we may be unable to fulfill any orders in areas that rely on that warehouse. While we maintain property and business interruption insurance to protect against losses of this nature, we cannot guarantee that such insurance will be available in the future at terms and rates acceptable to us, nor can we guarantee that any related insurance claims will be paid out in a timely manner, or at all. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We rely on a limited number of third-party courier service providers to deliver products to our customers. For the periods of the fiscal years ended December 31, 2025 and 2024, approximately 90.0% and 95.8%, respectively, of our total packages were shipped by our top three third-party courier service providers. There can be no assurance that we will be able to maintain or negotiate commercial terms that are no less favorable than those we currently enjoy or are commercially acceptable. Additionally, interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party couriers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. As a result, we could lose customers, and our financial condition and market reputation could suffer.

Pandemics or other public health crises, natural disasters, climate change, armed conflict, terrorist activities, and political unrest could adversely affect our business, financial condition, and results of operations.

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

The ongoing military conflict in the Middle East presents a specific and material current risk to our business. Higher energy prices due to this military conflict directly increases our logistics, warehousing, and shipping costs. In addition, disruptions to the supply of helium and other specialty industrial gases from Qatar, which supplies approximately one-third of global helium requirements, have created near-term production challenges for semiconductor manufacturers that supply products sold through our platforms, contributing to already-constrained memory and chip supply. Challenges in these supply markets could limit our inventory and product lines, impact the manufacturing of our private-label products, increase our cost of sales, or require changes in pricing that impacts customer demand. We cannot predict the duration, further escalation, or ultimate resolution of the ongoing hostilities or their further impact on energy prices, global supply chains, consumer confidence, or demand for our products.

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

Our relationship with any particular vendor is dependent on our sales of products manufactured or distributed by that vendor. For certain products, we do not currently, and in the future may not be able to, meet the sales volumes or other requirements necessary to receive favorable treatment from the vendor of that product. As a result, we may not receive favorable pricing, vendor incentives or other considerations from those vendors. During times of short supply for highly desirable products, we may not receive adequate, or any, allocation of a popular product, leading to lost sales and customer dissatisfaction. For example, vendors for semiconductor products, including graphics processing units, have previously experienced and may continue to experience lead times of more than 12 months. The current global shortage of DRAM and other memory components has further constrained supply of key IT/CE products. The diversion of memory manufacturing capacity to high-bandwidth memory for artificial intelligence applications has left limited supply for consumer-facing products such as personal computers and laptops, resulting in both supply constraints and elevated costs that we may be unable to pass through to our customers. Constraints on the availability of these types of products may adversely affect our operating results.

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

Certain vendors provide a significant portion of our merchandise. In the United States and Canada, for the twelve months ending December 31, 2025, our ten largest suppliers accounted for approximately 69% of the merchandise we purchased. Three of our ten largest suppliers, MSI Computer Corporation, TD Synnex, and GIGA-BYTE Technology, Co., Ltd. accounted for approximately 33% of our purchases for the same period. Failure to maintain a positive relationship with these key suppliers could impact our ability to sell to customers the products they want.

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

Our success depends on our ability to attract visitors to our online platforms and convert them into customers in a cost-effective manner. We rely on search engines, social media, shopping comparison sites and other affiliate networks to provide content, advertising banners and other links that direct visitors to our online platforms. As of December 31, 2025, approximately 23% of our website and mobile app visitors were referred to us through paid and unpaid search engine listings, shopping comparison sites and other affiliate networks that provide links to our online platforms. In particular, we rely on search engines, such as Google and Microsoft Bing and social media platforms, such as TikTok, Facebook and Instagram, as important marketing channels. Some of these marketing channels, most notably TikTok, have been subject to various forms of data privacy, regulatory and national security scrutiny, as well as mounting political pressure to potentially limit or restrict the use of such channels. If such efforts to limit or restrict these channels are successful (such as U.S. legislation that was set to ban TikTok), our ability to engage and interact with existing and potential customers could be significantly limited, which could in turn have a material adverse impact on our business results. Further, if search engines or social media platforms change their search engine algorithms periodically or penalize us for non-compliance with their guidelines while using their algorithms, terms of service, or display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive visitors to our websites and mobile apps. We also sometimes pay these third parties to include or highlight our websites in their search results. If such third parties modify or terminate their relationship with us or increase the price they charge to us, if our competitors offer them greater fees for traffic, or if any free third-party platforms on which we rely begin charging fees for listing or placement, our expenses could rise and traffic to our websites could decrease, resulting in harm to our operations.

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

As of December 31, 2025, approximately 9.0% of our gross merchandise value (“GMV”) was generated by the sale of products fulfilled through third parties. These third parties provide various services on our behalf, including inventory maintenance and order processing. We have no effective means to ensure that these third parties will continue to perform these services to our satisfaction, in a manner satisfactory to our customers or on commercially reasonable terms. Our customers may become dissatisfied and cancel their orders or decline to make future purchases if these third parties fail to deliver products on a timely basis. If our customers become dissatisfied with the services provided by these third parties, our reputation and brand could suffer.

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

We purchase most of the merchandise that we sell directly to customers on our online platforms from manufacturers or distributors. We assume inventory damage, theft, obsolescence, and price erosion risks for our inventory. These risks are especially significant as most of the merchandise sold on our online platforms is characterized by rapid technological change, obsolescence and price erosion. For the year ended December 31, 2025, we recorded inventory write-offs or write-downs totaling $4.4 million, or 0.3% of our cost of goods sold. We may sell obsolete or dated merchandise at a discount or loss. If there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases increase our exposure to inventory obsolescence. Our success depends on our ability to sell our inventory rapidly, purchase inventory at attractive prices relative to our resale value and manage customer returns and the shrinkage resulting from theft, loss, and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to write down or write off substantial amounts of inventory, or sell it at a discount or loss, which could materially and adversely impact our business, financial condition and results of operations.

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

We incurred net losses of $4.9 million, $43.3 million, $59.0 million, and $57.4 million in 2025, 2024, 2023, and 2022, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, source and sell higher margin products, grow and diversify our supplier base, and optimize our cost structure. We may not be able to achieve any of the above. If we grow and expand our business, our operating expenses may increase further. As a result of the foregoing, we may incur net losses in the future.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platforms, including our websites and mobile apps. The internet and the e-commerce industry are characterized by rapid technological evolution, such as emerging artificial intelligence (“AI”) and machine learning technologies, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, and changes in customer requirements and preferences, any of which could render our existing technologies and systems obsolete. We may be required to devote substantial resources to developing proprietary technologies or license technologies, enhancing our existing websites and mobile apps, developing new services and technology such as AI and machine learning that address the increasingly sophisticated and varied needs of our current and prospective customers and adapting to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks. There can be no assurance that our efforts to develop proprietary technologies will succeed or that any technology licenses will be available on commercially reasonable terms. Substantial investments will be required to remain technologically competitive, and our failure to do so may harm our business and results of operations. Furthermore, the legal regulatory regime relating to AI is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of AI in certain circumstances or result in regulatory investigations, fines and penalties. In particular, the European Union’s Artificial Intelligence Act (the “EU AI Act”), which entered into force on August 1, 2024, is being phased in through 2027 and will be fully applicable beginning August 2, 2026. The EU AI Act establishes a risk-based framework that imposes obligations on developers and deployers of AI systems, including, for high-risk systems, requirements for conformity assessments, data governance standards, transparency obligations, and post-market monitoring. Prohibited AI practices and AI literacy obligations have been in effect since February 2025. General-purpose AI model obligations have been applicable since August 2025. Non-compliance with the EU AI Act may result in fines of up to €30 million or 6% of global annual turnover, whichever is greater. While Newegg’s direct presence in the European Union is currently limited, our use of AI tools in our e-commerce platforms and our operations in Canada and other international markets may engage the Act’s extraterritorial reach. As we expand our planned AI and SaaS product offerings, our AI-related regulatory compliance obligations are likely to increase and may require material expenditures. In addition, the proposed “Digital Omnibus on AI” published by the European Commission in November 2025 may modify some compliance timelines, introducing further uncertainty.

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

As we tend to experience higher sales in the fourth quarter, we generally experience an increase in our cash position at year-end, as compared to the first, second and third quarters when sales are lower. Historically, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities) at December 31 of each year. In anticipation of higher sales during the holiday season, we typically begin building up inventory levels in the later part of the third quarter. As a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end. As sales begin to slow in the first and second quarters, inventory levels decrease, inventory turnover lengthens, and accounts payable and cash balances decrease as we pay our vendors. As of the years ended December 31, 2025 and 2024, accounts payable amounted to approximately $160.3 million and $148.3 million, respectively.

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

We purchase our inventory from vendors on trade accounts typically requiring payment between 30 and 60 days after the date the inventory is shipped to us. As of December 31, 2025, our accounts payable balance was $160.3 million with 46 days of payables outstanding. Our accounts payable balances as of December 31, 2025 represented 34.2% of our liabilities and shareholders’ equity. An adverse change in our vendors’ payment terms and conditions would significantly increase our working capital requirements and have a material adverse effect on our business, financial condition and results of operations.

We and certain of our subsidiaries are parties to revolving credit agreements, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

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

If we are unable to comply with our payment requirements, the financial institutions may accelerate our obligations under the credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute shareholders’ interests. If we fail to comply with any covenant it could result in an event of default under the agreement and the lenders could make the entire debt immediately due and payable. If this occurs, we might not be able to repay the debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. See “Note 8 — Line of Credit” to our consolidated financial statements for more information.

Our international sales and operations require access to international markets and are subject to applicable laws relating to trade, export and import controls and economic sanctions, the violation of which could adversely affect our operations.

Newegg must comply with all applicable U.S. export and import laws and regulations. Such laws and regulations include, but are not limited to, the Export Administration Act and the Export Administration Regulations, which prohibit the export, re-export, transfer or release of U.S.-regulated items without a U.S. government authorization (which is often not granted). Newegg must also comply with U.S. sanctions laws and regulations, which are primarily administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as other U.S. government agencies. U.S. sanctions generally prohibit transactions by U.S. persons, including us, involving sanctioned countries, entities and persons, or involving targeted sectors or financial instruments, without a U.S. government authorization (which is often not granted). Non-U.S. subsidiaries of U.S. companies are required to comply with certain U.S. sanctions programs, including those against North Korea, Cuba and Iran.

Violations of U.S. laws and regulations relating to trade, export and import controls and economic sanctions could result in significant civil and/or criminal penalties on us or on our foreign subsidiaries, including fines, prohibitions on exporting and importing, prohibitions on receiving government contracts or other government assistance and other trade-related restrictions. These laws and regulations change frequently, often without warning, in line with changing geopolitical conditions and government policies. U.S. enforcement of such laws and regulations continues to increase.

We must also comply with applicable foreign laws relating to trade, export and import controls and economic sanctions. We may not be aware of all of such laws applicable in the markets in which we do business, which subjects us to the risk of potential violations. Like the United States, some foreign governments have recently expanded their laws and regulations on these subjects, and have devoted additional attention to enforcement of such laws and regulations.

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

The export control enforcement environment presents supply chain compliance risks beyond Newegg’s own operations. For example, in 2026, the U.S. Department of Justice has begun to investigate and indict certain server and component manufacturers whose products are or may be sold through our platforms, for allegedly diverting AI servers and components to China in violation of Export Administration Regulations. These alleged schemes illustrate the heightened regulatory and enforcement scrutiny applicable to the IT/CE supply chain in which we participate. We cannot predict whether any of our vendors or Marketplace sellers may be subject to similar enforcement actions in the future. If any of our key suppliers are found to have violated export control laws, are placed on the BIS Entity List, or are subject to BIS denial orders, our ability to source products from them could be disrupted. Furthermore, while we maintain export compliance procedures, any inadvertent sales of controlled items in violation of applicable regulations could expose us to civil or criminal penalties, reputational harm, and loss of export privileges.

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

The proliferation of AI-enabled fraud, including return fraud, identity fraud, and agentic commerce fraud, poses growing risks to our business and results of operations.

We face an increasing threat from sophisticated fraud enabled by artificial intelligence tools. Return fraud is a significant and growing industry-wide problem, with U.S. retailers estimated to lose over $76 billion annually to fraudulent returns, representing approximately 15% of all returns processed. Online retailers experience return rates of approximately 24.5%, significantly higher than in-store rates, and generative AI tools are increasingly being used by bad actors to fabricate damage claims, manufacture counterfeit return documentation, and submit fake images to support fraudulent refund requests. Our Marketplace structure, in which we facilitate transactions between buyers and third-party sellers, creates exposure to disputes and chargebacks arising from such fraudulent activities. Any deterioration in our return fraud detection capabilities could result in material losses on fraudulent transactions.

In addition, the rise of “agentic commerce” — in which AI agents acting autonomously on behalf of consumers conduct product research, price comparisons, and execute purchases without direct human involvement — creates new fraud vectors and accountability gaps. AI agent activities may not be detectable by our existing fraud prevention systems, which were designed for human-initiated transactions. AI agents may be exploited to conduct card-testing attacks, execute coordinated fraudulent purchases, or engage in systematic price arbitrage. The regulatory framework governing AI agent authorization, transaction liability, and consumer dispute rights for agentic transactions is unsettled, with the Consumer Financial Protection Bureau having issued an advance notice of proposed rulemaking in August 2025 without finalizing rules. We may incur losses from AI-enabled fraud before effective countermeasures or regulatory protections are in place.

Legal and Regulatory Risks

Significant developments stemming from recent U.S. government actions and proposals concerning tariffs and other economic proposals could have a material adverse effect on us.

As of December 31, 2025 and 2024, approximately 46% and 58% of our products that were sold through our platforms, both direct sales and marketplace, respectively, were manufactured in China. U.S. government actions since 2018 have imposed greater restrictions and economic disincentives on international trade impacting imports and exports. The U.S. government has adopted changes, and may adopt further changes, to trade policy and in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It imposed additional tariffs on certain foreign goods, including steel and aluminum, semiconductors and certain related products, and has amended export regulations regarding sales to companies on the U.S. Entity List as well as the export of semiconductor manufacturing equipment and advanced semiconductor technology and commodities to a range of countries, including China. These changes prohibit the sale and other transfers of U.S. origin and foreign produced direct products that are manufactured using controlled U.S.-origin and controlled equipment, technology, and software located outside the United States to certain companies on the U.S. Entity List and to targeted companies. These regulations continue to evolve and have impacts on international supply chains that Newegg relies on for some of its products.

In 2022, the U.S. Congress enacted the CHIPS and Science Act, Pub. L. No. 117-167 (“CHIPS Act”). Although the CHIPS Act may enhance opportunities for growth and innovation in sectors in which Newegg customers operate, the CHIPS Act may also increase costs for Newegg in several ways. First, the law prevents CHIPS Act funding recipients from using the funds to engage in any joint research or technology licensing efforts with foreign entities of concern, which may increase the costs of certain products. The CHIPS Act also may also cause China to take retaliatory action against the United States, which could disrupt supply chains or increase the costs of certain products.

For the last several years, the U.S. Department of Commerce has issued a large and evolving set of amendments to its Export Administration Regulations that have (1) expanded the list of parties with whom we cannot do business without a license, (2) eliminated the applicability of certain license exceptions for exports to countries we do business in, (3) imposed significant licensing requirements on the exports of some of our products to others, and (4) imposed new restrictions on the export of commodities and technology used in development, production, and use of certain semiconductor manufacturing equipment, advanced integrated circuits, and advanced computing applications. These changes have significantly expanded export license requirements for U.S. companies that sell certain advanced computing and related equipment to counterparties located in or headquartered in China and other countries. In January 2026, the Bureau of Industry and Security (“BIS”) issued a final rule revising the license review policy for exports of advanced computing semiconductors to China and Macau, moving from a presumption of denial to case-by-case review for certain commercially available products, including the Nvidia H200 and AMD MI325X and functional equivalents. The evolving licensing policy creates both compliance obligations and market uncertainty for sellers of high-performance computing products. Processing times for BIS license applications have increased to multi-year highs. In addition, in September 2025, BIS published an Affiliates Rule extending significant licensing restrictions to foreign subsidiaries of sanctioned entities. Although BIS suspended the application of the Affiliates Rule and its provisions are not scheduled to take effect until November 2026, the Rule’s anticipated requirements may affect suppliers or customers in our supply chain, and may affect from where and from which suppliers we can source different inputs for its products.

On March 23, 2026, the Federal Communications Commission (“FCC”) updated its covered list to include all consumer-grade routers produced in foreign countries, effectively prohibiting new foreign-made router models from receiving FCC equipment authorization and, therefore, from being imported for use or sale in the United States. As we are a provider of IT/CE products, including Wi-Fi routers and related networking equipment, this ban may affect our supply chain and limit the range or availability of our router and networking product offerings. The FCC’s action reflects an increasing trend toward heightened regulatory scrutiny of foreign-manufactured technology products. If similar restrictions are extended to other categories of IT/CE products, our product catalog, supplier relationships, and supply chain may be further disrupted. We may also face increased compliance costs as we evaluate and adjust our sourcing and procurement strategies to align with the evolving regulatory requirements. Any failure to adapt to these changes could have a material adverse effect on our business, financial condition, and results of operations.

As discussed under the risk factor titled “Our international sales and operations require access to international markets and are subject to applicable laws relating to trade, export and import controls and economic sanctions, the violation of which could adversely affect our operations,” the export control enforcement environment presents supply chain compliance risks that extend beyond our own operations. The indictment for the co-founder and certain insiders of Supermicro illustrates the heightened regulatory and enforcement scrutiny applicable to the IT/CE supply chain in which we participate. We cannot predict whether any of our vendors or Marketplace sellers may be subject to similar enforcement actions in the future. If any of our key suppliers are found to have violated export control laws, are placed on the BIS Entity List, or are subject to BIS denial orders, our ability to source products from them could be disrupted. Furthermore, while we maintain export compliance procedures, any inadvertent sales of controlled items in violation of applicable regulations could expose us to civil or criminal penalties, reputational harm, and loss of export privileges.

The U.S. has implemented a series of rapidly changing tariffs on certain foreign goods and may implement additional tariffs in the future, which we expect will negatively affect our business and our customers. For example, in February 2025, the U.S. administration issued three Executive Orders imposing tariffs of 25% on goods imported from Canada and Mexico and an additional 10% on goods imported from China (including Hong Kong). Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 145%. On April 11, China announced that it would increase its retaliatory tariff to 125%. In addition, the United States has announced the elimination of the “de minimis” exemption from customs duties and taxes for imported goods from China and Hong Kong falling below a threshold value beginning May 2, 2025 and certain temporary tariff exemptions for specific categories of products, including smartphones, computers, semiconductors and other electronic goods, which remain subject to change. Subsequently, the United States and China agreed to a temporary reduction, through November 10, 2026, in reciprocal tariff rates, substantially reducing incremental tariffs on Chinese imports while maintaining pre-existing Section 301 tariffs of 25%. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the imposition of tariffs, invalidating the reciprocal and other tariffs that had driven rates to 145% on Chinese imports. At this time, the U.S. government has not completed the construction of a promised system by which importers would be able to seek refunds of their payments of the tariffs invalidated by the Supreme Court’s decision. Further, when that system is complete, there is no assurance that it will function smoothly or that it will be sufficient to secure recovery of all of the refunds to which we and other importers may be entitled. Additionally, following the Supreme Court’s February 20, 2026 ruling, the President issued a new Executive Order on February 24, 2026 imposing a 10% tariff on goods from all countries under Section 122 of the Trade Act of 1974. In addition, in December 2025 the U.S. Trade Representative determined that China’s subsidization of legacy semiconductor manufacturing constitutes an unreasonable trade practice, with resulting tariff actions on legacy and mature-node semiconductors scheduled to take effect in June 2027.

The overall tariff environment remains highly fluid and subject to further judicial, legislative, or executive action, and we cannot predict the ultimate applicable rates, scope, or duration of any tariffs. Any additional tariff actions could give rise to further escalation of trade measures by the U.S and impacted countries. Developments with regard to the timing and manner in which tariffs will be implemented, the amount, scope and nature of tariffs, the countries subject to new or additional tariffs imposed by the U.S., and tariffs imposed by other countries on goods imported from the U.S. are rapidly evolving and may change unexpectedly at any time.

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

As of December 31, 2025, we had 714 full-time employees, of whom approximately 61% were located in the United States, 34% in China, 3% in Taiwan, and 2% in Canada. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, Newegg is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

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

Risks Related to our Common Shares

A majority of Newegg’s Common Shares are pledged as collateral to support delinquent indebtedness of our largest shareholder and could be sold to satisfy that indebtedness or for other reasons.

Our common shares (“Newegg Common Shares”) owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch (“BOC”) as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. Hangzhou Lianluo has informed us that the total amount owed under these loans as of March 31, 2026, including principal, interest, and penalties was RMB331 million in RMB-denominated loans (equivalent to 48 million USD based on currency exchange rate as of March 31, 2026) plus USD146.9 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China (the “Hangzhou Court”) alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The Hangzhou Court has ruled that the loans are in default in a final, non-appealable judgment.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Court alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. Hangzhou Lianluo has informed us that the estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2026, was approximately RMB660 million (equivalent to 96 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the Hangzhou Court has ruled that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one of such loans.

On March 20, 2026, Hangzhou Lianluo announced that China Merchants Bank (“CMB”) has filed a bankruptcy liquidation petition against Hangzhou Lianluo in the Hangzhou Court on the grounds that Hangzhou Lianluo has failed to repay its outstanding loans. Hangzhou Lianluo has informed us that the total amount owed under these loans, including principal, interest, fees, expenses and penalties, as of March 31, 2026, was RMB185.3 million (equivalent to 26.9 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg common shares owned by it or Digital Grid as collateral to support the CMB loans.

On May 27, 2024, Hangzhou Lianluo announced that its board of directors convened and approved a proposed application to the Hangzhou Court for reorganization (the “Reorganization Proposal”). Hangzhou Lianluo’s stockholders approved the Reorganization Proposal at a duly convened shareholders’ meeting held on June 12, 2024. The Reorganization Proposal is also subject to the approval of the Hangzhou Court, which approval had not yet been obtained as of March 31, 2026. Upon approval, the Hangzhou Court may appoint an administrator to oversee the reorganization proceedings for Hangzhou Lianluo. Such administrator could assume the director nomination rights currently held by Digital Grid. In addition, Hangzhou Lianluo’s shares of the Company’s stock could be sold during the proposed reorganization to help meet Hangzhou Lianluo’s liquidity needs.

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

On January 20, 2026, Hangzhou Lianluo publicly announced, and the Company disclosed in a Form 6-K filed with the SEC, that Mr. He had been detained by the Haibei Prefecture Supervisory Commission, a provincial-level supervisory authority of the People’s Republic of China, pursuant to a Notice of Detention and Notice of Investigation. Following the announcement, the Company’s common shares declined approximately 17.7% in intraday trading, and certain plaintiffs’ law firms announced investigations into potential securities law violations by the Company. On February 24, 2026, Hangzhou Lianluo announced that Mr. He had been released from detention and had resumed his normal duties. As of the date of this filing, the nature and status of any ongoing investigation by PRC authorities is not known to the Company, and there can be no assurance that Mr. He will not be subject to further detention or investigation. In the event Mr. He is unable to discharge his responsibilities as Chairman of our Board of Directors, or if any ongoing governmental proceedings adversely affect his ability to direct the affairs of Hangzhou Lianluo or Digital Grid, the governance stability of Newegg could be materially and adversely affected. Because Digital Grid, under the direction of Mr. He, controls approximately 53.1% of the voting power of our issued and outstanding shares, any incapacity or legal constraint affecting Mr. He could trigger a change in effective control of the Company, with potentially adverse effects on our operations, share price, and ability to maintain Nasdaq listing standards.

Our second largest shareholder, Mr. Fred Chang, previously pledged 2,600,000 Newegg Common Shares beneficially owned by him to East West Bank (“EWB”) as collateral to support loans provided by EWB to Tekhill USA LLC (“Tekhill”), an affiliate of Mr. Chang. In January 2025, EWB notified Tekhill that it was in default under the EWB loan because the collateral coverage under the EWB Loan was less than that required under the terms of the loan. On September 26, 2025, EWB notified the Company that the EWB loans had been fully repaid and that the pledge of Common Shares by Tekhill had been fully extinguished. As of the date of this filing, Mr. Chang has no Common Shares pledged as collateral to EWB or any other lender.

Sales of Newegg Common Shares owned or pledged by Digital Grid or Hangzhou Lianluo, including for the payment of financial or settlement obligations to BOC, ICBC, or CMB could cause the market price of the Common Shares to drop significantly.

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

In addition to the market and governance risks described above, any change of control of Newegg arising from forced sales of pledged shares or the insolvency proceedings of Hangzhou Lianluo may be subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). Pursuant to the America First Investment Policy issued by the White House in February 2025, CFIUS has been directed to tighten restrictions on investments by Chinese persons or entities in U.S. businesses, particularly in the technology sector. If Newegg shares held by BOC, ICBC, or CMB as collateral were sold to a new Chinese acquirer, or if any reorganization of Hangzhou Lianluo resulted in a change in the identity of the ultimate beneficial owner of Newegg, such a transaction could be subject to CFIUS review, potentially resulting in divestiture orders, conditional approval requirements, or significant delays. Similarly, the U.S. Treasury’s authority to review and require divestiture of certain outbound investments by U.S. companies in Chinese entities has been codified and expanded. Given the concentration of Newegg’s ownership in Chinese-affiliated entities and the ongoing financial distress of our controlling shareholder, the risk of CFIUS-related complications arising from a change-of-control event is heightened. We cannot predict the outcome of any such review or its effect on our operations and share price.

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

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity), Mr. Vladimir Galkin and Mr. Fred Chang control approximately 53.1%, 20.9%, and 20.5%, respectively, and 94.5%, collectively, of the voting power of our issued and outstanding common shares as of March 31, 2026. They will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Mr. Zhitao He (as the Chairman and CEO of Hangzhou Lianluo and in his own capacity), Mr. Vladimir Galkin and Mr. Fred Chang control approximately 53.1%, 20.9% and 20.5%, respectively, of the voting power of our issued and outstanding common shares, and 94.5%, collectively, as of March 31, 2026. Additionally, Mr. Zhitao He and Mr. Fred Chang, both of whom serve as our directors, will be able to exercise substantial influence over our business and operations. They may also have a conflict of interest with our other shareholders. Where such a conflict exists, our other shareholders will be dependent upon Mr. He, Mr. Chang, and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. He and Mr. Chang will have the ability to control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

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

Digital Grid and Mr. Fred Chang, who beneficially own approximately 53.1% and 20.5% respectively, of our total voting power as of March 31, 2026, have the right to appoint four directors and two directors, respectively, with Mr. Fred Chang acting as a “Minority Representative” selected by a majority of the Legacy Shareholders (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), who collectively own approximately 20.7% of our total voting power as of March 31, 2026. The number of directors that Digital Grid and the Minority Representative are entitled to appoint will decrease proportionately with the decrease of the respective voting power of Digital Grid and the Legacy Shareholders. Any director positions which neither Digital Grid nor the Minority Representative is entitled to appoint shall be appointed by the remaining directors, or by any other means allowed under the Amended and Restated Memorandum and Articles of Association.

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

In the past, shareholders of a public company often brought securities class action suits based on various claims such as securities fraud and other violations of securities laws following periods of instability in the market price of a company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

From time to time, we and our directors and officers may be involved in investigations or other forms of regulatory or governmental inquiry covering a range of possible issues including but not limited to securities laws compliance.  As previously disclosed in the Company’s Form 6-K filed on January 20, 2026, Mr. Zhitao He, Chairman of the Company’s Board of Directors and CEO of our largest stockholder, Hangzhou Lianluo, was detained in January 2026 by a PRC governmental supervisory authority and was the subject of a Notice of Investigation. Although Mr. He was released on February 24, 2026, any continuation of such proceedings could adversely affect his ability to serve as Chairman, could harm the Company’s reputation, and could give rise to additional regulatory scrutiny of the Company. The detention also triggered investigations by plaintiffs’ securities law firms into potential securities law violations by the Company, which could result in litigation. See “Item 6.C. Board Practices – Involvement in Certain Legal Proceedings” for a discussion of current legal proceedings.

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

In addition, under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As currently there exists no treaty or other form of reciprocity between China and the United States or the BVI governing the recognition and enforcement of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by courts in the United States or the BVI. In addition, Taiwan does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and the BVI. Therefore, recognition and enforcement in Taiwan of judgment of United States and BVI courts in relation to any matter not subject to a binding arbitration provision would need to be enforced in accordance with common law principles.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regarding liability for insiders who profit from trades made in a short period of time; and

●	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

As a result of the enactment of the Holding Foreign Insiders Accountable Act on December 18, 2025 and implementing rules adopted by the SEC on February 27, 2026, our directors and executive officers became subject to the Section 16(a) insider reporting requirements of the Exchange Act effective March 18, 2026. They are now required to file Forms 3, 4 and 5 as applicable. Our directors and officers remain exempt from the short-swing profit recapture provisions of Section 16(b) and the short-sale prohibition of Section 16(c).

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

Our directors and officers are now subject to Section 16(a) insider reporting obligations under the Holding Foreign Insiders Accountable Act.

On December 18, 2025, the President signed into law the Holding Foreign Insiders Accountable Act (the “HFIAA”), which eliminated the historical exemption of foreign private issuers (“FPIs”) from the insider reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). Pursuant to implementing rules adopted by the SEC on February 27, 2026, our directors and officers became subject to Section 16(a) reporting obligations effective March 18, 2026. They are now required to file initial ownership reports on Form 3, reports of changes in beneficial ownership on Form 4 (within two business days of each reportable transaction), and annual reports on Form 5. Directors and officers of FPIs remain exempt from the short-swing profits provisions of Section 16(b) and the short-sale prohibition of Section 16(c).

Failure to timely file required Section 16(a) reports may expose our directors and officers to SEC enforcement action and reputational harm, and could result in required disclosure of delinquent filings in our annual report. The application of Section 16(a) to our directors and officers will increase the transparency of their trading activities with respect to our shares, which, given the significant positions held by our two controlling shareholders and the ongoing financial distress and pledging arrangements described elsewhere in this “Risk Factors” section, may result in heightened market scrutiny of any transactions involving our shares. Additionally, the complexity of beneficial ownership structures relating to Hangzhou Lianluo, Digital Grid, and their affiliates may make compliance with Section 16(a) reporting requirements challenging, and any filing errors or omissions could adversely affect investor perception and our regulatory standing.

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

Since 2005, we have recognized GMV of approximately $46 billion and processed over 203 million orders. In 2025, 2.2 million buyers purchased over 312,000 items from us, making us one of the largest e-commerce businesses in the United States. In 2025, we offered approximately 4.9 million SKUs for sale on our platform, representing over 22,000 brands in the IT, consumer electronics and other related categories. We offer brands and sellers a wide range of options to sell through our platform, as well as services that we offer to help make their online businesses more efficient and effective. Our Direct offering allows brands to sell directly to us and we manage the inventory and transaction directly with our consumers. Our Marketplace offering allows brands to leverage our platform, buyer audience and e-commerce solutions in order to generate sales on the Newegg platform.

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

Customers

We have built a large, highly engaged and loyal customer base. As of December 31, 2025, we had approximately 2.2 million active customers, defined as a unique customer ID with at least one item purchased on our platforms in the past 12 months.

Our core customers include both our business-to-consumer (“B2C”) customers and our business-to-business (“B2B”) customers. See “Our Business Models” for more information about our B2C and B2B businesses.

We believe that we offer the following compelling value propositions to our customers:

●	Wide range of technology-focused products. With approximately 4.6 million SKUs and 1,550 categories as of December 31, 2025, we offer our customers a one-stop shop for a vast selection of technology products, ranging from brand-name IT/CE products and in-house brands of computer hardware to peripherals under our private labels. Our extensive product offerings enable us to meet the diverse needs of a group of sophisticated customers, which is difficult for brick-and-mortar retailers to match due to shelf space constraints.

●	Data-driven shopping experience.

◌	Content-rich, user-friendly interface. Our platforms are user-friendly and easy to navigate, with features enabling customers to easily discover new products and trends, such as intelligent product recommendations and curated, personalized content supported by data and analytics. We also empower customers to make informed purchasing decisions by offering customized, AI-enabled shopping features, such as an AI shopping assistant and a PC builder which leverages AI to understand a customer’s intended system design configuration, detailed product information, customer opinions, peer reviews, product tutorials and the opportunity to network with other members of the Newegg community. We operate in-house video production that generates original content to engage and inform customers, and we continue to enhance these capabilities in order to produce more and better content. Our platforms also provide an extensive portfolio of user-generated content, including over 4.9 million reviews as of December 31, 2025.

◌	Timely, secure and reliable fulfillment. Leveraging our reliable logistics network and infrastructure, we are able to maintain a high level of shipping accuracy and reliability and timely delivery. See also “— Logistics and Fulfillment.” As of December 31, 2025, we achieved, for orders directly fulfilled by us, an over 99.97% average delivery accuracy rate, which is a measure of orders that are delivered with the correct contents as a percentage of total orders, and a 99.38% one-business day fulfillment rate in the United States and Canada if ordered prior to our 2:30 p.m. local order cut-off time.

●	Vibrant community of tech-savvy customers. We continue to maintain a large and vibrant community of tech-savvy customers, providing inspiration for visitors to discover new technology trends and products and valuable decision-making intelligence typically not found at traditional retailers. We have continued to offer value-added services to foster this community, including our industry leading PC Builder tool and Newegg Studio produced content.

●	Competitive Offerings.

◌	Competitive Pricing. We are able to offer competitive pricing across a broad range of categories because of our scale, strong supplier and Marketplace seller relationships, and our ability to maintain a cost-efficient infrastructure. Our experienced product management team leverages data to cost-effectively match demand with supply, minimize inventory and reduce infrastructure costs associated with brick-and-mortar retailers. We are also able to find optimized pricing points by leveraging our data and analytics capabilities and by monitoring our major competitors’ pricing trends.

◌	Flexible payment options. We accept a variety of payment options and have sought to add new payment methods to cater to the needs of our customers. We also offer open-term accounts for business and public sector customers. In response to evolving customer preferences and payment trends, we have expanded our payment solutions over time. For example, we introduced cryptocurrency payment capabilities, including Bitcoin, in 2014; digital wallet solutions, including Apple Pay, in 2016; installment financing solutions through Affirm in 2021; and lease-to-own financing solutions through Progressive Leasing in 2025.

Marketplace Sellers

On our Newegg Marketplace, third-party sellers offer their products to our customers through our platforms and pay us commissions on their sales. See “— Our Business Models — Marketplace” for more details. Our Newegg Marketplace has over 5,100 sellers, approximately 4.5 million SKUs and over 1,500 categories as of December 31, 2025.

We are a business enabler for our Newegg Marketplace sellers in many ways. We believe that our Marketplace sellers choose to partner with us not just because we offer a large online sales channel, but also because we deliver the following additional value:

●	Scaled access to technology-focused consumers. Our Marketplace connects sellers, whether brand owners or retailers, to our large established tech-savvy customer base in 19 countries and regions as of December 31, 2025. In 2025, over 0.8 million active customers purchased $350.2 million in gross merchandise value from our Marketplace business. In addition to consumers, our Newegg Marketplace also provides smaller vendors and retailers with access to profitable B2B opportunities that would otherwise be difficult to reach due to the challenges associated with providing specialized support for business’ purchasing needs.

●	Access to premium e-commerce solutions. Sellers generally face high barriers entering and competing in the e-commerce market, including access to affordable and user-friendly logistics and data analytics services. Our Marketplace addresses these challenges by providing sellers with a comprehensive suite of e-commerce solutions, including an API-enabled portal, on-site promotions, a curated marketing program, and fulfillment and delivery services. Particularly, we provide Marketplace sellers with valuable data insights, which help them to market their products more effectively, generate additional traffic and increase conversion.

●	Human touch. Our Marketplace is a key component of our ecosystem. Since we launched our Marketplace model in 2010, we have carefully nurtured our relationships with Marketplace sellers and have invested in their success. For example, we assign dedicated account managers to qualified sellers to help them tackle the variety of challenges associated with operating a virtual storefront. We believe our service-oriented approach will drive growth in the long run.

Brand Partners

We are a trusted partner and a go-to channel for many leading technology product brands and are increasingly establishing partnerships with brands in a growing number of adjacent product categories. As of December 31, 2025, we sourced merchandise from over 1,900 brand partners for our direct sales business, and featured the official online stores of a number of brand partners, including some of the most well-known brands such as AMD, Acer, ASUS, Corsair, Gigabyte, HP, Intel, Lenovo, Meta Quest, Microsoft, MSI, Nvidia, Samsung, Seagate, and Western Digital.

We provide the following benefits for our brand partners:

●	Access to a targeted customer base. Enabling brands to cost-effectively reach target audiences, our existing, loyal customer base is highly valued by companies targeting ready-to-buy, tech-savvy customers as well as foreign brands seeking to sell products and build brand awareness in the markets we serve.

●	Comprehensive and cost-efficient distribution channel. Leveraging Newegg’s customer-friendly online platforms, established logistics network and infrastructure and extensive e-commerce experience and expertise, we offer our brand partners comprehensive and cost-efficient distribution channels and comprehensive supply chain capabilities, including marketing, warehousing, fulfillment and customer service.

●	Brand building and promotion solutions. We offer our brand partners solutions and support to run special promotions and targeted marketing and brand-building campaigns through our platforms utilizing data and interactive media in ways that cannot be achieved through traditional media. See “— Our Business Models — Marketing Services.”

●	Data insights. We collect insights from our customers’ interactions on the platform using our data and analytics capabilities. We use these insights, coupled with customer feedback and our knowledge of the e-commerce market, to facilitate our brand partners’ product and marketing decision-making.

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

Our B2C customers consist primarily of sophisticated IT professionals, gamers, do-it-yourself technology enthusiasts and early technology adopters who generally occupy a well-educated, affluent, and IT trendsetting demographic with relatively high purchase frequency and strong willingness to embrace technology trends and try new products. We believe our success is built upon our ability to cater to the preferences, tastes and habits of this demographic. As of December 31, 2025, we served customers in the United States, Canada and 17 additional countries and regions through our Newegg.com, Newegg.ca and Newegg Global platforms. For details of these platforms, see “— Our Platforms — B2C Platforms.” Our B2C operations generated net sales of $1.2 billion and $0.9 billion for the years ended December 31, 2025 and 2024, respectively. During the same period, B2C operations generated GMV of $1.4 billion and $1.2 billion, respectively.

B2B

With a focus on providing office and IT equipment, NeweggBusiness.com offers our B2B customers access to our extensive product assortment and account managers with expertise in sourcing technology for business and processing industry specific requirements. Our B2B operations generated net sales of $245.4 million and $200.2 million for the years ended December 31, 2025 and 2024, respectively. During the same period, B2B operations generated GMV of $275.9 million and $248.1 million, respectively.

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

Direct sales is a significant driver of our business, generating approximately 77.7% of our GMV for the year ended December 31, 2025. The success of our direct sales business depends largely upon our ability to secure a broad selection of products from suppliers at competitive costs. Since the commencement of our operations, we have sought and cultivated deep, longstanding relationships with some of the biggest IT brands in the world and many of the largest, most important IT distributors. We continuously seek to build similar relationships with suppliers in new and emerging categories and geographies. Due to our strong supplier relationships and our purchasing volume, we are able to obtain favorable pricing, early allocation of new products, preferential allocation of products in shortage, and funding for product promotion and cooperative marketing. We also enjoy exclusive arrangements with certain suppliers where we are able to offer highly demanded products exclusively on our platforms. For more information about merchandise sourced for direct sales, see “— Merchandise Sourcing.”

Marketplace

Our Marketplace operations enable customers to discover and purchase products from qualified third-party sellers from over 25 countries and regions globally as of December 31, 2025. As of December 31, 2025, our Marketplace consisted of over 2,200 active sellers based in the United States, over 2,200 active sellers based in China, and over 600 active sellers coming from other countries. Our Marketplace sellers pay us commissions on their sales, with published commission rates varying from 8% to 15% according to product category. We also charge membership fees for the additional value-added services and tools that we provide to sellers based on their enrollment.

Our Marketplace operations consist of the Newegg Marketplace that launched in 2010, the Newegg B2B Marketplace, and the Newegg Canada Marketplace that launched in 2014. As of December 31, 2025, our Marketplace connected B2C and B2B customers to over 5,100 third-party sellers offering approximately 4.5 million SKUs. Our Marketplace offers a variety of product categories, including emerging smart home automation, VR, lifestyle electronics, health and beauty technology products and houses online stores of some of the most well-known brands in the technology industry, such as Dyson and Lenovo.

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

Merchandise Sourcing

As of December 31, 2025, we offered approximately 4.6 million SKUs across our platforms, consisting of over 72,100 direct sales SKUs sourced from at least 280 suppliers globally and approximately 4.5 million SKUs on our Marketplace from over 5,100 third-party sellers globally. As of December 31, 2025, approximately 66.0% of our direct sales inventory was purchased directly from manufacturers, 30.7% from distributors and 3.3% from other sources. As of December 31, 2025, the 10 largest suppliers, whom we have worked with for over a decade, accounted for 68.8% of the merchandise we purchased for direct sales.

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

Supply Chain Third-party (“3PL”) Services

●	Shipped by Newegg Service. We began to offer Shipped by Newegg, a comprehensive suite of warehousing and fulfillment services, to our Marketplace sellers in 2013. Enrolled Newegg Marketplace sellers deliver their products to one of our fulfillment centers, and we handle the fulfillment of orders placed in the sellers’ online stores and charge service fees based on the size of the products and the shipping methods requested.

●	Newegg Logistics. We launched Newegg Logistics in 2014, a division dedicated to providing end-to-end e-commerce logistics and supply chain solutions covering warehousing, inventory management, order processing, packing, and shipping, designed to reduce inventory costs and streamline supply chain efficiencies, to our business partners, manufacturers, whole-sellers, Marketplace sellers and B2B clients. We provide our clients recommendations based on their supply chain strategy and roadmap. To address our clients’ concerns in managing customer returns, we customize a cost-effective reverse logistics solution catered to their businesses. Our solutions range from small parcel delivery to Less Than Truckload, heavy freight, and all the way up to intermodal transport and cross-border shipping, with easy access to road, rail, and air transport. We typically enter into a master service agreement with our Newegg Logistics customers and charge service fees by different service types.

Marketing Services

In 2020, we began rolling out the first of our marketing services for Newegg Marketplace sellers. We offer flexible marketing packages consisting of advertising sales, event organization, and other marketing campaigns to our brand partners. We help brands reach a potential audience by leveraging our online portals, marketing affiliates and promotional emails. We help our brand partners and Marketplace sellers design marketing activities with highly effective cost of sales. In addition, our Newegg studios team also provides social media and video content service offerings to market our brand partners to approximately 5 million of social fans across various internet platforms, including Facebook, TikTok, X, YouTube, Instagram, Blue Sky, and Threads through video content, photography, and engaging social posts by offering promotions, sweepstakes, and reviews in order to maximize our brand partners’ exposure.

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

B2C Platforms

●	Newegg.com. Launched in 2001 in the United States, Newegg.com is our first online platform and currently our flagship e-commerce platform. Newegg.com offers a typical range of IT/CE categories with the continuous addition of emerging categories such as virtual reality, video game consoles and digital games catering to the e-sports segment, wearable devices for health and fitness enthusiasts, home appliances and smart home automation solutions, as well as software, networking equipment, gaming accessories, home office furniture, headphones and portable devices, home video systems, cell phones, home audio and surveillance products. While Newegg.com operates predominantly as a B2C e-commerce platform, Newegg.com supports both direct sales, where we sell merchandise directly to customers, and the Marketplace model where third-party sellers offer their inventory to our customers. As of December 31, 2025, Newegg.com fulfilled orders originating from various countries, mostly in North America.

●	Newegg.ca. We launched Newegg.ca in 2008 to sell IT/CE products in Canada with a business model similar to that of Newegg.com. Newegg.ca is a leading e-commerce platform focusing on IT/CE products in Canada, with approximately 2.2 million registered accounts, net sales of $96.2 million and $90.0 million for the years ended December, 31, 2025 and 2024, respectively, and GMV of $106.7 million and $100.8 million, respectively, during the same period. Currently, nearly half of orders on Newegg.ca are fulfilled from our warehouses. We also deliver to our Canadian customers via Shipped by Newegg or other third-party shipping companies. Orders for merchandise offered by Canada-based Marketplace sellers are fulfilled locally by such sellers in Canada as well.

●	Newegg Global. We launched Newegg Global in 2017 to expand our footprint in the global e-commerce market. Newegg Global currently fulfills orders originating from 19 countries or regions. Newegg Global had approximately 1.3 million registered customers outside North America as of December 31, 2025, generated net sales of $9.4 million and $13.8 million for the years ended December 31, 2025 and 2024, respectively, and had a GMV of $9.7 million and $14.2 million, respectively, during the same period.

●	Mobile apps. Since the launch of our first mobile app in 2008, we have accumulated millions of downloads of our mobile apps. We currently have a mobile app for Apple devices and for Android devices, and we launch updated versions of our apps periodically. For more details, see “— Technology — Our IT Capability — Mobile site and apps.”

B2B Platforms

In 2009, we launched NeweggBusiness.com, a site that currently supports substantially all of our B2B operations. Over the years, we have built NeweggBusiness.com into a dedicated B2B e-commerce platform offering a full range of IT, office and industrial products and solutions with a wide customer base ranging from government agencies, healthcare institutions, and education institutions to other businesses of all sizes. NeweggBusiness.com supports both direct sales and a B2B Marketplace that connects our B2B customers with over 1,240 third-party sellers globally.

Other Platforms

In addition to the major Newegg platforms discussed above, we also operate Newegglogistics.com, a platform dedicated to providing reliable logistics and supply chain solutions through 3PL operations. For details of Newegg’s 3PL services, see “— Our Business Models — Supply Chain Third-party (’3PL’) Services.”

Logistics and Fulfillment

We have a reliable logistics network and infrastructure designed to prioritize timely and accurate shipment of large quantities of orders. This has allowed us to deliver over 12,000 parcels per day on average, with an average accuracy rate of 99.97%, and a 99.38% one-business day fulfillment rate in the United States and Canada if ordered prior to our daily order cut-off time as of December 31, 2025.

We stock and ship the vast majority of our direct sales products. Fulfillment of orders from our Marketplace is executed by the sellers except for orders shipped through our Shipped by Newegg services, where the items will be shipped from one of our fulfillment centers.

Our logistics and fulfillment infrastructure and capabilities include:

●	Fulfillment Centers. We believe the best approach in serving our customers is to maintain reasonable inventory levels and to ship directly from our own inventory. As of December 31, 2025, we maintained regional order fulfillment centers in Southern California, Indiana, and Ontario, Canada to fulfill customer orders in the United States and Canada. The geographical placement of our fulfillment centers in North America enables us to reach over 98% of the North American population in three business days or less.

●	Cooperation with reliable logistics service providers. We capitalize on a robust transportation framework that connects international air and sea transport, domestic over-the-road carriers, and last-mile delivery to residential consumers through key logistics partners. We have also engaged and are working with multiple logistics partners to offer a wide array of flexible delivery options.

●	Virtual fulfillment. We ship certain products to customers directly from vendors and distributors who meet our quality fulfillment standards without going through our warehouses, a practice which we refer to as virtual fulfillment. Virtual fulfillment is fully utilized to broaden our product assortment and avoid loss of sales when SKUs are out of stock. In the United States, virtual fulfillment accounted for approximately 8.7% of direct sales for the year ended December 31, 2025.

Our logistics and fulfillment focus on reliable, efficient, and flexible delivery.

●	Reliability. We have a reliable technology platform and order process for our fulfillment operation. Customers can track the shipping status of their purchases through links to our email and/or our websites and mobile applications. Our inventory management and tracking also have redundant capabilities to enable each facility, if necessary, to fulfill most of our direct orders. This redundancy could allow us to continually fulfill most orders, albeit less efficiently, as long as a single warehouse is operational.

●	Efficiency. We have a well-designed, fully customized, warehousing management software system that is adopted by all order fulfillment centers, featuring smart categorization of inventory assortment in various fulfillment center locations to maximize logistics efficiency. When we order product from a supplier, we track the receipt of the merchandise and can “material optimize,” or direct, the inventory to a specific fulfillment center to match customer demand in a geographical area; when a purchase order is received, we match the order to our inventory and distribute a specific order fulfillment assignment to one or more fulfillment centers for processing. We use automated warehouse order fulfillment systems, such as “Goods-to-Person” (GTP) picking and “Autonomous Mobile Robot” (AMR) robotic picking to allow our order fulfillment center staff to fulfill orders efficiently.

●	Flexibility. Our customers may choose from various date options for order delivery, for which our system will select the most economical shipping method, from basic ground shipping to expedited overnight shipping, to meet our delivery commitment. We have continuously optimized our available delivery options to upgrade the shopping experience of our customers.

Customer Service and Support

We have built our brand on the principle of superior customer service. We provide high-quality customer service and support throughout our customers’ entire engagement with us, from purchase to returns.

●	Customer service. Our in-house customer service staff are trained to resolve customers’ inquiries as quickly as possible. We currently operate customer service centers in California, Texas, and Asia, focusing on serving North American buyers. Our customer service representatives are available by phone, live-chat, chatbot or email. We have also been making investments in AI and machine learning technologies, such as ChatGPT, to enhance our chatbot functionality and better serve our customers.

●	Marketplace monitoring. When customers purchase items from our Marketplace sellers, we make them confident that they receive the same level of customer service they expect from our direct sales. With that in mind, we closely monitor the performance of our Marketplace sellers to monitor compliance with Newegg Marketplace rules, have a reliable logistics network, provide customers with quality customer support, ship orders on time, and respond to customer queries in a timely fashion. We have adopted a zero-tolerance policy on counterfeit products and have rules in place to take down allegedly counterfeit or pirated products and disqualify sellers selling counterfeit or pirated products. For more information, see “Risk Factors — Risks Relating to Our Business — Newegg’s reputation and business may be harmed if Newegg or the Newegg Marketplace sellers sell pirated, counterfeit, illegal or “gray market” items.”

●	Newegg Marketplace Guarantee service. We also offer a special customer service program, Newegg Marketplace Guarantee, for Marketplace orders. With Newegg Marketplace Guarantee, if a Marketplace seller fails to reimburse the customer for products that are damaged, defective, not received by customer, or materially different from what was displayed on our platform by that seller, the customer can submit a claim directly to us and may be eligible for reimbursement of the purchase price of any product they purchase from a Newegg Marketplace seller.

●	Return policy. Our standard return policy generally allows most items that are directly sold and shipped by us to be returned within 30 days of the delivery date for a full refund or replacement.

From a customer service perspective, in addition to our retail customers, we broadly define our customers to also include our Marketplace sellers, from whom we earn commissions, and purchasers of our 3PL services and other ancillary e-commerce solutions and services. See “— The Newegg Ecosystem — Key Ecosystem Participants and How We Create Value for Them — Marketplace Sellers” and “— Our Business Models — Supply Chain Third-party (’3PL’) Services” for more information about our engagement with these customers.

Payment

We provide our customers with the flexibility to choose from a number of traditional online payment options, along with certain alternative payment solutions that are popular with our predominantly technology-enthusiast customers.

●	B2C payment options. We offer a variety of online payment options on our B2C platform, including credit cards, debit cards, and prepaid gift cards. We also offer the Newegg Store Credit Card, a private-label credit card issued in partnership with Synchrony Financial, a U.S.-based consumer financial services company, which provides customers with a revolving line of credit and access to promotional financing programs or an everyday 4% discount on eligible purchases. In addition, we accept Bitcoin, Bitcoin Cash, and other cryptocurrencies through our third-party payment service provider, BitPay, which converts cryptocurrency payments into U.S. dollars and settles transactions in real time. We also offer installment financing through Affirm, which allows customers to finance purchases over terms of up to 24 months, subject to applicable terms and credit approval. In 2025, we launched a lease-to-own financing option through Progressive Leasing, providing customers with a 12-month lease-to-own program, including a 90-days-same-as-cash option.

●	B2B payment options. B2B customers can make payment during checkout or request credit and pay on terms via the above-mentioned online payment options or via ACH, wire transfer, or bank check. We also offer open-term accounts for business and public sector customers. In most cases, the payment term that we grant to our B2B customers is 30 days.

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

Referral

We benefit significantly from word-of-mouth referrals and positive product reviews, and we believe our reputation as a one-stop–technology shop has led to strong word-of-mouth promotion, especially among the technology-savvy. We have efficient customer acquisition strategies, because the majority of our web traffic is free. Free traffic includes mobile apps, email & SMS, social media, and brand mentions, reviews and shares. Paid traffic includes affiliate marketing, sponsorships, social media influencers, and paid searches. In 2025, 87% of traffic was free, as compared to the paid traffic of 13%.

Online Marketing

We conduct the majority of our marketing efforts online through targeted marketing via affiliates, search engines, promotional emails, social media traffic, targeting and personalization, and online promotion campaigns.

●	Paid search engine marketing. Search engine marketing is an important driver of our traffic and customer acquisition. For the year ended December 31, 2025, our spending on paid search engine marketing represented approximately 49% of our total marketing spending and 7% of total traffic to Newegg’s websites, including desktop, mobile, and app traffic. We bid for specific keywords and products on search engine sites, such as Google and Microsoft Bing, for optimum visibility in the displayed results. Our broad and evolving product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. We also use sophisticated software to strategically manage our keyword and SKU-level bids to maximize marketing performance at an efficient rate.

●	Affiliate marketing. We also engage in affiliate marketing programs where we offer affiliated websites commissions for sales resulting from directing customer traffic to our websites through embedded hyperlinks. Such affiliates are typically deal sites that advertise retailer deals to their audiences. Affiliate marketing is our second largest paid marketing channel and represents approximately 36% of our total marketing expense for the year ended December 31, 2025.

●	Personalized email marketing efforts and customer retargeting. Our personalized email marketing efforts and customer retargeting strategies are based on customers’ on-site behavioral data and purchase history data. Whether customers are undertaking a project, seeking deals, or simply exploring, we tailor our targeted emails to align with their specific needs and interests.

●	Other online marketing channels. Other online marketing channels include click-through based advertising on publishers’ sites, targeted messages, email distribution, banner advertisements on high-traffic portals, social networking via major social media sites and our own branded portal, and onsite promotions and cross-selling opportunities on our websites.

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

We currently have two co-location data centers at facilities in Los Angeles, California and New Jersey to provide redundancy for our e-commerce data. We maintain approximately 685 servers stored in our data centers and approximately 168 network devices. Our IT infrastructure enables us to support over 156 million page views per day and provides the capability to process up to 2.28 million orders per day. Our platform obtained PCI Level 1 certification in 2010.

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

C.	Organizational Structure

See Exhibit 8.1 for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

Our Facilities

As of December 31, 2025, we leased the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location	Lease Expirations
Corporate office facilities	1,827	North America	01/31/2029
Corporate office facilities	6,671	China	09/23/2026 through 12/31/2026
Corporate office facilities	384	Taiwan	02/28/2027
Fulfillment and warehouse operations	717,939	North America	10/31/2028 through 09/30/2034
Subleased warehouse facilities	859,325	North America	10/31/2028 through 04/30/2032

As of December 31, 2025, Newegg owned the following principal facilities:

Description of Use	Approximate Square Footage	Geographic Location
Corporate office facilities	71,398	North America
Corporate office facilities	41,706	China
Corporate office facilities	8,587	Taiwan
Leased office facilities	10,398	North America
Leased warehouse and office facilities	451,967	China

Our corporate headquarters, which we purchased in June 2023, is located in Diamond Bar, California. We also lease additional fulfillment and warehouse facilities throughout North America, principally in California and Indiana in the United States, and Toronto in Canada. Outside of North America, we also own or lease corporate office facilities principally in China and Taiwan. We own warehouse facilities in Shanghai, China that are currently leased to third party tenants. Our Asia headquarters is in Shanghai. In connection with our corporate cost saving initiatives, we have subleased certain of our leased warehouse facilities in North America and sold corporate office facilities in Taiwan. We periodically evaluate our facility requirements as necessary and believe our existing and planned facilities will be sufficient for our needs for at least the next twelve (12) months.

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

Headquartered in California, Newegg’s reach is global. Leveraging our extensive fulfillment and warehousing network and the global footprint of our suppliers and sellers, we are able to offer merchandise sourced from over 25 countries and regions to customers located in 19 countries and regions and deliver customer services in multiple languages.

Newegg’s Business Model

GMV is the primary driver of our net sales, as we derive a significant majority of net sales from the GMV transacted on our online platforms, net of cancellations and returns. We define GMV as the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our Newegg Partner Services in rendering services for our 3PL, Shipped-by-Newegg (“SBN”), shipping label service (“SLS”), staffing and media ad services, as well as the sales made by our Asia subsidiaries. The staffing service was wound down in 2024. We generate GMV and net sales primarily from the following sources:

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

Factors Affecting Newegg’s Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Newegg’s ability to grow our customer base and increase their engagement level

We monitor the following key operating metrics to evaluate our user traffic and the engagement of our customer base.

	For the Year Ended December 31,
Key Operating Metrics:	2025	2024	2023
Number of active customers(1)	2.2 million	2.1 million	2.5 million
Repeat purchase rate(2)	26.9%	26.0%	29.2%
Average order value(3)	$448	$396	$379

Note:

1.	Active customers as of a given date are calculated by unique customer ID with at least one transaction purchased on our platforms during the relevant 12-month measurement period.

2.	Measured by the percentage of customers who made at least two purchases on Newegg platforms during the relevant 12-month measurement period.

3.	Calculated by dividing sales volume by number of transactions during the relevant 12-month measurement period.

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

Newegg’s product mix

We offer a wide range of technology products from a broad mix of brands and sellers. As of December 31, 2025, we offered approximately 4.6 million SKUs across 1,550 categories. Products are offered on our online platforms across a range of types, brands, and price points. We believe that customers are attracted to our online platforms primarily by the breadth and depth of our product offerings, a critical component of our ability to increase sales and drive long-term profitability.

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

Success of Newegg Marketplace

A key component of our long-term strategy is the success of our Newegg Marketplace, which we believe is an important driver of future growth.

For the years ended December 31, 2025, 2024, and 2023, our Newegg Marketplace generated net sales of $28.6 million, $25.2 million, and $32.3 million, respectively, and accounted for 2.0%, 2.0%, and 2.2%, respectively, of our total net sales. During the same periods, our Newegg Marketplace generated GMV of $350.2 million, $318.6 million, and $369.7 million, respectively, and accounted for approximately 19.8%, 20.8% and 20.4%, respectively, of our total GMV. The increase in GMV and net sales in our Marketplace business for the year ended December 31, 2025, versus the prior year was primarily driven by positive consumption momentum following the release of next-generation PC components. To support this increased demand, our proactive procurement strategies ensured a consistent supply of key parts and enabled us to capitalize on expanded wholesale opportunities. Additionally, we continued to diversify our Marketplace portfolio through the expansion of new product categories, such as collectibles and a broader assortment of consumer electronics and refurbished products through strategic partnerships with key sellers.

Our results of operations have been, and will continue to be, influenced by shifts over time in the GMV mix between direct sales and Marketplace. This is primarily due to the difference in revenue recognition — we recognize revenues from direct sales on a gross basis, while we recognize revenues from the Newegg Marketplace on a net basis. See “— Key Components of Results of Operations” for details. Accordingly, for the same amount of GMV, direct sales generate more net sales than Marketplace and, therefore, an increase in the GMV contribution of Marketplace as a proportion of the total GMV would have a negative impact on our net sales.

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

Newegg’s ability to source products from key suppliers on favorable terms

As of December 31, 2025, we offered over 72,100 direct sales SKUs sourced from at least 280 suppliers globally. We maintain extensive, long-standing and mutually beneficial relationships with many of the biggest tech product brands and distributors globally. However, our contracts or arrangements with such suppliers generally do not guarantee the availability of merchandise or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms.

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

The following table sets forth the components of our net sales in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Year Ended December 31,
	2025		2024		2023
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
Direct sales revenues	$1,394.8	96.5	$1,123.5	91.0	$1,396.6	93.3
Marketplace revenues	28.6	2.0	25.2	2.0	32.3	2.2
Services revenues	21.1	1.5	86.9	7.0	68.1	4.5
Total	$1,444.5	100.0	$1,235.6	100.0	$1,497.0	100.0

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

	For the Year Ended December 31,
	2025		2024		2023
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%	Amount	%
Purchase price of goods sold by us directly	$1,216.0	95.4	$987.9	89.5	$1,227.5	92.3
Costs related to Marketplace & service revenues	13.2	1.0	72.7	6.6	50.9	3.8
Inbound and outbound freight costs	43.2	3.4	40.8	3.7	48.1	3.6
Inventory write-downs	4.4	0.3	4.2	0.4	5.0	0.4
Release of inventory reserves	(0.8)	(0.1)	(1.5)	(0.2)	(2.1)	(0.1)
Total	$1,276.0	100.0	$1,104.1	100.0	$1,329.4	100.0

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

The following table sets forth the components of our SG&A expenses, in absolute amounts and as percentages of net sales, for the periods indicated.

	For the Year Ended December 31,
	2025		2024		2023
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount	%	Amount	%
Salary and other compensation costs	$87.0	48.9	$89.3	48.8	$121.8	51.0
Merchant processing fees	34.4	19.3	28.0	15.3	35.3	14.8
Advertising and marketing	13.0	7.3	14.0	7.7	12.7	5.3
Depreciation and amortization	7.6	4.3	10.7	5.8	13.4	5.6
Others	36.0	20.2	41.0	22.4	55.4	23.3
Total	$178.0	100.0	$183.0	100.0	$238.6	100.0

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our net sales for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2025		2024		2023
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,444.5	100.0	$1,235.6	100.0	$1,497.0	100.0
Cost of sales	1,276.0	88.3	1,104.1	89.4	1,329.4	88.8
Gross profit	168.5	11.7	131.5	10.6	167.6	11.2
Selling, general and administrative expenses(1)	178.0	12.3	183.0	14.8	238.6	15.9
Loss from operations	(9.5)	(0.6)	(51.5)	(4.2)	(71.0)	(4.7)
Interest income	2.3	0.2	2.7	0.2	2.3	0.2
Interest expense	(1.0)	(0.1)	(1.0)	(0.1)	(2.5)	(0.2)
Other income, net	5.3	0.4	3.6	0.4	2.7	0.2
Gain from sale of investment	—	—	1.6	0.1	6.8	0.5
Loss before provision for income taxes	(2.9)	(0.1)	(44.6)	(3.6)	(61.7)	(4.0)
Provision for (benefit from) income taxes	2.0	0.1	(1.3)	(0.1)	(2.7)	(0.2)
Net loss	$(4.9)	(0.2)	$(43.3)	(3.5)	$(59.0)	(3.8)

Net loss per share, basic and diluted	$(0.24)		$(2.25)		$(3.12)
Weighted average number of common shares outstanding used in computing per share amounts, basic and diluted	20.1		19.3		18.9

Note:

(1)	Includes share-based compensation expenses of $21.7 million, $27.3 million, and $33.7 million, respectively, in years ended December 31, 2025, 2024, and 2023.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net sales

Net sales increased by 16.9% for the year ended December 31, 2025, compared to the comparable prior year period from $1,235.6 million in 2024 to $1,444.5 million in 2025, which was mainly due to the increase in GMV from our direct sales and marketplace businesses from $1,109.0 million and $318.6 million for the year ended December 31, 2024, respectively, to $1,374.9 million and $350.2 million for the year ended December 31, 2025, respectively.

The increase in net sales for the year ended December 31, 2025, versus the prior year was primarily attributable to robust demand and higher selling prices for next-generation PC components following new GPU and CPU launches in the first half of 2025. Average selling prices were further supported by macroeconomic factors, including tariff uncertainties and component shortages. Specifically, our strategic inventory positioning during industry-wide memory shortages in the fourth quarter enabled the company to capture heightened demand. The decrease in service revenue for the year ended December 31, 2025, compared with the prior year, was primarily attributable to reduced business from certain 3PL customers and the wind-down of Newegg staffing services in the second half of 2024.

Cost of sales & gross profit

For the year ended December 31, 2025, our cost of sales increased by 15.6% compared to the comparable prior year period from $1,104.1 million in 2024 to $1,276.0 million in 2025, generally reflective of the increase in our net sales. During the same period, our gross profit increased by 28.1% from $131.5 million for the year ended December 31, 2024 to $168.5 million for the year ended December 31, 2025.

Our profit margin increased to 11.7% for the year ended December 31, 2025, from 10.6% for the year ended December 31, 2024. This expansion reflects enhanced operational discipline and optimized inventory sourcing. By leveraging a favorable cost basis for memory-related components before Q4 supply constraints, we realized significant margin expansion while maintaining product availability amid industry-wide supply imbalances.

Selling, general and administrative expenses (“SG&A”)

For the year ended December 31, 2025, SG&A expenses decreased to $178.0 million from $183.0 million for the year ended December 31, 2024, which mainly resulted from (i) a $2.3 million decrease in salary and other compensation costs due to headcount reduction, (ii) a $5.8 million decrease in rent due to warehouse consolidation, (iii) a $3.1 million decrease in depreciation and amortization, and partially offset by a $6.4 million increase in merchant payment fees, which is variable to sales.

Interest income and expense

Interest income is earned on (i) our loans to affiliates; and (ii) cash invested in money market accounts or certificates of deposit. See Note 16 to our consolidated financial statements for discussion of Related Party Transactions and more information about our loans to affiliates. Interest expense represents the interest we are charged on our borrowings, including term loan, line of credit and capital leases.

For the year ended December 31, 2025, interest income decreased to $2.3 million from $2.7 million for the year ended December 31, 2024.

For the years ended December 31, 2025 and 2024, interest expense remained consistent at $1.0 million.

Other income, net

For the years ended December 31, 2025 and 2024, we recorded other income, net, of $5.3 million and $3.6 million, respectively. For the year ended December 31, 2025, other income, net, primarily consisted of property rental income of $1.7 million, freight and payment processing vendor incentive payment of $1.9 million, and foreign exchange gain of $1.0 million. For the year ended December 31, 2024, other income, net, primarily consisted of property rental income of $1.8 million, freight and payment processing vendor incentive payments of $1.5 million, and sales tax discount of $0.3 million.

Gain from sale of investment

For the year ended December 31, 2025, gain from sale of investment decreased year-over-year due to the absence of the $1.6 million gain recognized in the year ended December 31, 2024 from the sale of our remaining investment in Bitmain Technologies Holding Company for $3.9 million.

Provision for income taxes

Our provision for income taxes was $2.0 million for the year ended December 31, 2025, compared to an income tax benefit of $1.3 million for the year ended December 31, 2024. The change from an income tax benefit in the prior year to an income tax provision in the current year was primarily attributable to the expiration of the ability to carry back foreign net operating losses to prior taxable years. In addition, the change was also driven by a significant reduction in operating losses during the year ended December 31, 2025.

Net loss

For the year ended December 31, 2025, we recorded a net loss of $4.9 million, as compared to a net loss of $43.3 million for the same period in 2024. The decrease in net loss is primarily driven by an increase in net sales and decline in SG&A.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our Annual Report on Form 20-F as of and for the year ended December 31, 2024.

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

	For the Year Ended December 31,
	2025	2024	2023
	(in millions)
Net Sales	$1,444.5	$1,235.6	$1,497.0
Adjustments:
GMV – Marketplace	350.2	318.6	369.7
Marketplace Commission	(28.7)	(25.9)	(33.6)
Deferred Revenue	(0.4)	7.1	(5.4)
Other	4.9	(1.7)	(15.2)
GMV	$1,770.5	$1,533.7	$1,812.5

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

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions)
Net loss	$(4.9)	$(43.3)	$(59.0)
Adjustments:
Stock-based compensation expenses	21.7	27.3	33.7
Interest expense (income), net	(1.3)	(1.7)	0.2
Income tax (benefit) provision	2.0	(1.3)	(2.7)
Depreciation and amortization	7.6	10.7	13.4
Loss (gain) from fixed asset disposal	(0.6)	0.5	—
Gain from sale of investment	—	(1.6)	(6.8)
Loss (gain) from change in fair value of warrants liabilities	0.3	(0.1)	(0.1)
Adjusted EBITDA	$24.8	$(9.5)	$(21.3)

B.	Liquidity and Capital Resources

Cash flows and working capital

We have historically funded our operations through existing working capital, credit facilities, bank loans, return from investing activities, and equity financings. See Note 8 to our consolidated financial statements included elsewhere in this annual report for more information about the line of credit that we obtain from financial institutions.

Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or fewer. Amounts due from credit card processors, which typically settle within 2-3 business days, are classified as cash equivalents because they are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Amounts due to us from payment processors that are classified as cash and cash equivalents totaled $7.9 million and $6.3 million at December 31, 2025 and December 31, 2024, respectively. We anticipate that our existing cash and funds generated from operations, combined with periodic draws from our existing line of credit, will be sufficient to meet our working capital needs and expected capital expenditures for at least 12 months from the date of the filing of this annual report. Our cash and cash equivalents are primarily denominated in U.S. dollars.

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

Historical Cash Flows

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2025, 2024, and 2023.

	For the Year Ended December 31,
	2025	2024	2023
Summary Consolidated Cash Flow Data:	(in millions)
Net cash used in operating activities	$(27.0)	$(0.8)	$(3.8)
Net cash provided by (used in) investing activities	0.1	2.4	(14.3)
Net cash provided by (used in) financing activities	35.6	(6.1)	1.6
Foreign currency effect on cash, cash equivalents and restricted cash	0.2	(2.3)	(0.5)
Net increase (decrease) in cash and cash equivalents	8.9	(6.8)	(17.0)
Cash, cash equivalents and restricted cash at beginning of the year	99.7	106.5	123.5
Cash, cash equivalents and restricted cash at end of the year	$108.6	$99.7	$106.5

Operating activities

Net cash used in operating activities was $27.0 million for the year ended December 31, 2025. Net loss was $4.9 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $7.6 million of depreciation and amortization that was associated with property and equipment; (ii) $3.8 million of provision for obsolete and excess inventory; (iii) $0.5 million from deferred income taxes; and (iv) $21.7 million of stock-based compensation, partially offset by $0.6 million gain from sale on disposal of property and equipment. The changes in operating assets and liabilities represented $55.1 million cash used in (i) an increase in inventory of $70.9 million; (ii) a decrease in accrued liabilities and other liabilities of $4.4 million; and (iii) an increase of prepaid expenses of $4.1 million, partially offset by (a) an increase in accounts payable of $11.6 million; (b) a decrease in other assets of $10.4 million; and (c) a decrease in accounts receivable of $2.3 million.

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

Net cash used in operating activities was $3.8 million for the year ended December 31, 2023. Net loss was $59.0 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $13.4 million of depreciation and amortization that was associated with property and equipment; (ii) $3.4 million of provision for obsolete and excess inventory; (iii) $33.7 million of stock-based compensation and partially offset by (a) $6.8 million gain from sale of investment and (b) $0.7 million from deferred income taxes. The changes in operating assets and liabilities represented $11.7 million cash provided by (i) a decrease in inventory of $16.8 million; (ii) a decrease in prepaid expenses of $3.6 million; (iii) a decrease in other assets of $7.1 million; (iv) a decrease in accounts receivable of $2.8 million, partially offset by (a) a decrease in deferred revenue of $5.5 million; (c) a decrease in accrued liabilities and other liabilities of $12.1 million; and (d) a decrease in accounts payable of $0.9 million.

Investing activities

Net cash provided by investing activities was $0.1 million for the year ended December 31, 2025, which was primarily attributable to the proceeds received from disposal of property and equipment of $2.8 million and partially offset by the payments made to acquire property and equipment of $2.7 million.

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

Financing activities

Net cash provided by financing activities was $35.6 million for the year ended December 31, 2025 which was mainly due to (i) borrowings under line of credit of $12.1 million; (ii) proceeds from exercise of stock options of $3.7 million; and (iii) net proceeds from issuance of common stock under at-the-market offering of $35.2 million, partially offset by (a) the repayment of line of credit of $13.1 million; and (b) payments for employee taxes related to stock compensation of $2.3 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and leasehold improvements. Our capital expenditures were $2.7 million, $3.6 million, and $30.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. The increase in our capital expenditures in 2023 was primarily driven by the purchase of our new office building in Diamond Bar, California, for an aggregate purchase price of $23.2 million.

Credit Agreements

In July 2018, we entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. In August 2021, we amended the credit agreement to extend the maturity date to August 20, 2024. In April 2023, we amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR (as defined in the credit agreement). In August 2024, we further amended the credit agreement in order to, among other things, (i) extend the maturity date to August 27, 2026, (ii) reduce the Maximum Revolving Advance Amount, as defined in the credit agreement, to $40 million from April 1 to September 30 of each year and to $50 million from October 1 to March 31 of each year and (iii) increase the unused commitment fee to 0.20%. In October 2025, we further amended the credit agreement to, among other things, allow for the incurrence of the following new revolving facility, addition of real estate collateral and removal or modification of certain covenants.

In October 2025, we entered into a credit agreement that provides a revolving credit facility of up to $13.41 million with a maturity date of August 27, 2026. The Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $15.0 million. The revolving credit facility includes a letter of credit sublimit equal to the Maximum Revolving Advance Amount, as defined in the credit agreement, which can be used to issue standby and trade letters of credit. To maintain availability of funds under the credit agreements, we pay on an annual basis, an unused commitment fee of $52,000 per annum for the facility.

In general, advances from the lines of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the Daily Simple SOFR plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate.

The lines of credit are secured by certain of our subsidiaries and are collateralized by certain of our assets. Such assets include real estate, receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. The credit facilities contain customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facilities also require us to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions. As of December 31, 2025 and December 31, 2024, we were in compliance with all covenants related to the lines of credit.

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

Income Taxes

The Company is subject to federal and state income taxes in the United States and taxes in foreign jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. In accordance with ASC Topic 740, Income Tax, the Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply when such temporary differences reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Significant judgment is required in assessing the realizability of deferred tax assets, including those arising from net operating loss and tax credit carryforwards. In evaluating the need for a valuation allowance, the Company considers available positive and negative evidence, including the reversal of existing temporary differences, historical operating results, and projections of future taxable income. The Company also considers the potential impact of macroeconomic conditions and other factors that may affect the amount and timing of future taxable income. Changes in these assumptions or in future operating performance could materially affect the Company’s assessment of the realizability of deferred tax assets and the amount of valuation allowance recorded, which in turn could result in material volatility in the Company’s income tax expense and effective tax rate.

The Company also applies judgment in evaluating and accounting for uncertain tax positions. Tax benefits from uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities based on the technical merits of the position. The amount of benefits recognized is measured as the largest amount of benefit that is greater than a 50% likelihood to be realized upon ultimate settlement with taxing authorities. The Company reassesses uncertain tax positions as new information becomes available and records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

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

For detailed discussion on stock-based compensation, see Note 12 to the consolidated financial statements.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 3 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name*	Age	Position(s)
Zhitao He	44	Chairman and Director
Fred Faching Chang	69	Vice Chairman and Director
Brian Burns, Jr.	61	Director
Fuya (Frank) Zheng	59	Independent Director
Poi (Paul) Wu	55	Independent Director
Richard Weil	57	Independent Director
Anthony Chow	60	Chief Executive Officer and Director
Montaque Hou	45	Chief Information Security Officer
Michael Chen	41	Chief Legal Officer
Christina Ching	58	Interim Chief Financial Officer

*	Except as otherwise indicated below, the business address of our directors and executive officers is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA, United States 91765.

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

Mr. Brian Burns, Jr. Mr. Brian Burns, Jr. has been a member of our board of directors since February 2026. Since December 2017, Mr. Burns has served as the Chief Financial Officer of HUBX, LLC., a company that operates a business-to-business marketplace for consumer electronics. In addition, from January 2001 to June 2015 Mr. Burns served as President of BF Enterprises, Inc., a then NASDAQ listed asset holding company, comprised of real estate investment portfolio and development assets, and investments in public & private companies. In addition, from November 1998 to December 2000, Mr. Burns served as Vice President of Gateway Advisors, Inc., a private investment and management firm, serving as a director and executive officer for the firm’s portfolio companies. Mr. Burns holds a Bachelor’s degree in Economics and English from Boston College, and a JD and MBA from the University of San Francisco.

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

Mr. Richard Weil. Mr. Weil has been a member of our board of directors since April 2024 and was appointed to the Board by the Minority Representative, as one of the Board appointees that the Minority Representative is entitled to make pursuant to our Amended and Restated Memorandum and Articles of Association. Mr. Weil currently serves as a member of the Company's audit committee and is a director of SweGaN AB. Mr. Weil is a co-founder and Managing Director of Mount Wilson Ventures, an early-stage venture fund that invests in hard science companies rooted in biology, chemistry, materials science, and data science. He is an experienced finance and operating professional with a background in start-up growth, financing and restructuring; banking; and management consulting. Mr. Weil has served as CFO or in a similar executive capacity for companies operating in industries as diverse as near field communications hardware and software, video game commerce, paid search advertising, retail financial services, and electricity transmission. Mr. Weil most recently served as CFO for CarbonCapture Inc., a developer and manufacturer of direct air capture technology, through March 2026. Earlier in his career, Mr. Weil served as CFO of the Museum of Contemporary Art (MOCA) from 2008 to 2011, where he led a financial and operational restructuring, and worked at Tokai Bank Europe (now part of Mitsubishi UFJ) developing financial products and advising clients on risk management and derivative pricing. Mr. Weil graduated from Columbia College, magna cum laude, in 1990 and is a CFA charter holder.

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

Ms. Christina S. Ching. Ms. Ching has served as Newegg’s Interim Chief Financial Officer since May 2024. She previously served as Newegg’s Chief Accounting Officer since September 2022. From 2013 to 2022, Ms. Ching served as the Chief Financial Officer for North American and Asia regions for Kriss USA Inc. a leading Swiss Defense Manufacture company. From 2004 to 2013, Ms. Ching served as Newegg Senior Director of Accounting overseeing accounting department. From 2001 to 2004, she served as the Accounting Manager at GVison USA Inc., a US division for Taiwan manufacturing company specialized in liquid-crystal display (LCD) display supplied to Best Buy & CompUSA. Ms. Ching holds a Bachelor’s degree of Science in Accounting from University of Phoenix, Arizona.

B.	Compensation

2025 Compensation of Directors and Executive Officers

For the year ended December 31, 2025, the aggregate cash compensation accrued for directors, as a group, was approximately $0.9 million. Employee directors did not receive any compensation for their services as directors. Non-employee directors were entitled to receive payment for serving as directors and may receive option grants or restricted stock units.

For the year ended December 31, 2025, the aggregate cash compensation accrued for our executive officers, as a group, was approximately $6.6 million, of which approximately $4.1 million was related to 2025 bonus payments that were paid out in July 2025 and January 2026. In addition, the executive officers exercised stock options and restricted stock units for the year ended December 31, 2025 that resulted in aggregate proceeds of $29.4 million. We did not separately set aside any amounts for pensions, retirement, or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

For the year ended December 31, 2025, the aggregate cash compensation accrued for our CEO was approximately $4.1 million, of which $2.8 million was for a 2025 bonus that was paid in July 2025 and January 2026. In addition, during the year, Mr. Chow received common stock from the vesting of restricted stock units, performance stock units, and stock options with total value of $26.3 million.

Discretionary Bonus and Profit Sharing Program

Newegg’s CEO and other executive officers are eligible to participate in the Company’s annual Discretionary Bonus Program and Profit Sharing Program. Under the Discretionary Bonus Program, executives are eligible to receive an annual cash bonus payment based upon corporate and individual performance, as determined in the discretion of the Compensation Committee, with target bonus amounts ranging from 15% of base salary to 200% of base salary for plan year 2025. Under the annual Profit Sharing Program, the CEO and other executive officers are entitled to an annual cash bonus, as determined in the discretion of the Compensation Committee, based upon the Company’s GMV and adjusted EBITDA for the year, with the bonus payout weighted 50% based on GMV performance and 50% based upon adjusted EBITDA performance for program year 2025. Bonus awards under the Profit Sharing Program start at 10% of base salary (15% for the CEO) based upon meeting the threshold level of performance and are subject to increase based upon performance above threshold. Payments under both the Discretionary Bonus Program and the Profit Sharing Program are contingent upon the executive remaining employed with the Company through the date bonuses are paid.

Stock Option Plans

Newegg 2005 Incentive Award Plan

In September 2005, the Newegg 2005 Incentive Award Plan was approved and subsequently amended in January 2008, October 2009, December 2011 and September 2015. Under the Newegg 2005 Incentive Award Plan, we may grant equity incentive awards to employees, directors, and consultants based on our common shares. A committee of our board of directors determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of 4,147,607 common shares under the Newegg 2005 Incentive Award Plan. We issue new common shares from this authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair value of our common shares as of the date of grant. Options typically vest over a term of four years, and are typically exercisable for a period of 10 years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of Newegg or any subsidiaries, in which case, the term of the option shall be no more than five years from the date of grant. In September 2015, the Newegg 2005 Incentive Award Plan was amended to permit additional awards to be made after the tenth anniversary of the original adoption of said plan.  For a detailed discussion on stock-based compensation and equity plans, see Note 12 to the consolidated financial statements.

2021 Equity Incentive Plan

On November 26, 2021, the Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on the Company’s Common Stock. A committee of the Board of Directors of the Company determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in control or similar transaction, the Company was originally able to issue a maximum of 368,745 of its Common Stock under the 2021 Plan. The Company issues new shares of its Common Stock from its authorized share pool to settle stock-based compensation awards.

In July 2022, the Board of Directors approved an amendment of the 2021 Plan to increase the maximum share pool from 368,745 to 818,745 shares. For further discussion on stock based compensation and equity plans, see Note 12 to the consolidated financial statements.

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

The Nasdaq Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Nasdaq Listing Rules permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We currently rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board. Mr. Richard Weil, Mr. Poi (Paul) Wu, and Mr. Fuya (Frank) Zheng are our independent directors.

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

Digital Grid has appointed Mr. Zhitao He, Mr. Brian Burns, Jr. (as a nominee of Vladimir Galkin), Mr. Poi (Paul) Wu, and Fuya (Frank) Zheng to serve as directors. Mr. Fred Chang has appointed Mr. Fred Chang, and Mr. Richard Weil to serve as directors. Mr. Anthony Chow was elected to serve as a director pursuant to Article 8.1(iii) of the Amended and Restated Memorandum and Articles of Association of the Company.

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

Further, the shares of our common stock owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch (“BOC”) as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total amount owed under these loans as of March 31, 2026, including principal, interest, and penalties was RMB331 million in RMB-denominated loans (equivalent to 48 million USD based on currency exchange rate as of March 31, 2026) plus USD146.9 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loans are in default in a final, non-appealable judgment. On December 19, 2022, Digital Grid, BOC, Newegg, and Hangzhou Lianluo entered into a supplemental agreement (the “Supplemental Agreement”) to agree upon procedures to temporarily remove BOC’s lien on Digital Grid’s Newegg Common Shares to enable their sale and use of proceeds to repay BOC. Such sales of our common stock could cause the market price of our common stock to drop significantly.

In addition, on April 11, 2023, Hangzhou Lianluo announced that the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2026, was approximately RMB660 million (equivalent to 96 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the court has ruled in a court judgment that Hangzhou Lianluo owed ICBC RMB 332 million (including interest) under one of such loans.

On March 20, 2026, Hangzhou Lianluo announced that China Merchants Bank (“CMB”) has filed a bankruptcy liquidation petition against Hangzhou Lianluo in the Hangzhou Court on the grounds that Hangzhou Lianluo has failed to repay its outstanding loans. Hangzhou Lianluo has informed us that the total amount owed under these loans, including principal, interest, fees, expenses and penalties, as of March 31, 2026, was RMB185.3 million (equivalent to 26.9 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg common shares owned by it or Digital Grid as collateral to support the CMB loans.

As previously disclosed in an Form 6-K filed by the Company with the SEC on January 20, 2026, Hangzhou Lianluo publicly announced that Mr. He was detained by the Haibei Prefecture Supervisory Commission, a provincial-level supervisory authority of the People’s Republic of China, pursuant to a Notice of Detention and Notice of Investigation. As disclosed in the Form 6-K filed by the Company with the SEC on February 24, 2026, Hangzhou Lianluo announced that Mr. He had been released from detention and had resumed his normal duties.

As of the date hereof, to the best of our knowledge, no Common Shares have been sold by Hangzhou Lianluo in connection with the repayment of the BOC, ICBC, or CMB loans.

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

Audit Committee

Our Audit Committee currently consists of Mr. Fuya (Frank) Zheng, Mr. Poi (Paul) Wu, and Mr. Richard Weil. Mr. Zheng is the chairman of our Audit Committee. We have determined that Mr. Zheng, Mr. Wu, and Mr. Weil satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our Board also has determined that Mr. Zheng qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial and cyber risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures for proper compliance; and

●	reviewing related person transactions as well as the policies and procedures for the review, approval and ratification of related person transactions.

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

As of December 31, 2025 and 2024, we employed a total of 714 and 762 full-time employees, respectively. The reduction in our employee count was primarily due to workforce optimization measures made in response to changing macroeconomic conditions and shifting consumer demand for our products. The following tables give breakdowns of our full-time employees as of December 31, 2025 by function and by region.

Department	Count
Customer Service	56
Finance	50
Fraud Prevention	17
HR	14
Internal Audit	4
IT	301
Legal	3
Logistics	167
Operations	25
Sales & Marketing	77
Total	714

Location	Count
China	241
Taiwan	22
U.S.	435
Canada	16
Total	714

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares as of March 31, 2026 (except for certain shareholders whose most recent publicly available information is as of another date, as noted below) for:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each shareholder or group of shareholders known to us to own beneficially 5% or more of our common shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants, restricted stock units, or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2026 are deemed outstanding.

The ownership information shown in the column titled “Percentage of Common Shares Beneficially Owned” in the table below is based on 20,973,060 common shares outstanding as of March 31, 2026. To our knowledge, 9,801,000 common shares, representing approximately 46.7% of our total outstanding shares, were held by 20 record shareholders with registered addresses in the United States, including brokers and banks that hold securities in street name on behalf of their customers, as of March 31, 2026. In addition, 5,502,832 common shares were held of record by Cede & Co., a nominee of The Depository Trust Company. Accordingly, we believe that the shares registered in the name of Cede & Co. include shares beneficially owned by both U.S. and non-U.S. holders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% or Greater Shareholders
Zhitao He(1)	11,835,144	54.6%
Fred Chang(2)	4,689,596	21.9%
Vladimir Galkin(3)	4,392,812	20.9%

Executive Officers and Directors
Anthony Chow(4)	254,495	1.2%
Montaque Hou(5)	73,229	*
Michael Chen(6)	2,665	*
Christina Ching(7)	3,747	*
Fred Chang(2)	4,689,596	21.9%
Fuya (Frank) Zheng	—	*
Brian Burns, Jr.	—	*
Zhitao He(1)	11,835,144	54.6%

Poi (Paul) Wu	—	*
Richard Weil	—	*
All Directors and Executive Officers as a Group (10 persons)	16,858,876	75.6%

*	Less than 1% of total outstanding shares

(1)	Comprised of (i) 11,141,079 common shares owned by Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”), (ii) Warrants to purchase 6,250 common shares at an exercise price of $352.00/share owned by Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”), (iii) 2,946 common shares owned by Hyperfinite Galaxy Holding Limited (Hyperfinite”) and (iv) vested stock options exercisable for 684,869 common shares at an exercise price of $10.95/share held by Mr. Zhitao He. All of those persons are affiliated with each other and under the control of Mr. Zhitao He. Mr. He is Chairman of the Board of the Company and he is the control person and Chairman and Chief Executive Officer of Hangzhou Lianluo. Hangzhou Lianluo has 100% ownership of Digital Grid and Mr. He has 100% ownership of Hyperfinite. Information in this footnote is derived from a Schedule 13D/A filed with the Commission on August 11, 2025 and Form 3 filed by Mr. He with the Commission on March 31, 2026.

The common shares owned by Digital Grid have been pledged to Bank of China Limited Zhejiang Branch (“BOC”), as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo, Digital Grid, and certain affiliates (other than Newegg). The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and by Mr. Zhitao He. The total amount owed under these loans as of March 31, 2026, including principal, interest, and penalties was RMB331 million in RMB-denominated loans (equivalent to 48 million USD based on currency exchange rate as of March 31, 2026) plus USD146.9 million in U.S. dollar-denominated loans. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. The court has ruled that the loan is in default in a final, non appealable judgment.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China (“ICBC”) filed a lawsuit against Hangzhou Lianluo in the Hangzhou Court alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. Hangzhou Lianluo has informed us that the estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2026, was approximately RMB660 million (equivalent to 96 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg common shares owned by it or Digital Grid as collateral to support the ICBC loans. On February 26, 2024, the Hangzhou Court ruled that Hangzhou Lianluo owed ICBC RMB 332,000,000 (including interest) under one of such loans.

On March 20, 2026, Hangzhou Lianluo announced that China Merchants Bank (“CMB”) has filed a bankruptcy liquidation petition against Hangzhou Lianluo in the Hangzhou Court on the grounds that Hangzhou Lianluo has failed to repay its outstanding loans. Hangzhou Lianluo has informed us that the total amount owed under these loans, including principal, interest, fees, expenses and penalties, as of March 31, 2026, was RMB185.3 million (equivalent to 26.9 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg common shares owned by it or Digital Grid as collateral to support the CMB loans.

(2)	Comprised of (i) 407,927 common shares held by Fred Chang, (ii) 3,434,433 common shares held by Tekhill USA, LLC (“Tekhill”), (iii) 450,000 common shares held by Nabal Spring, LLC, and (iv) vested stock options exercisable for 397,236 common shares at an exercise price of $23.72/share held by Fred Chang. All of those persons are affiliated with each other and under the control of Fred Chang. Mr. Chang is a director of the Company. Information in this footnote is derived from a Schedule 13D/A filed with the Commission on March 31, 2026 and Form 3 filed by Mr. Chang with the Commission on March 18, 2026.

(3)	Based on information provided in a Schedule 13D/A filed with the Commission on February 9, 2026 and Form 3 filed with the Commission on March 19, 2026.

(4)	Comprised of (i) 88,237 common shares, and (ii) vested stock options exercisable for 166,258 common shares. The exercise price for all of these stock options is $10.95/share.

(5)	Comprised of (i) 4,521 common shares, and (ii) vested stock options exercisable for 68,708 common shares. The exercise price for all of these stock options is $10.95/share.

(6)	Comprised of (i) 2,455 common shares and (ii) restricted stock units representing the right to receive 210 common shares that will vest within 60 days of March 31, 2026.

(7)	Comprised of (i) 3,485 common shares and (ii) restricted stock units representing the right to receive 262 common shares that will vest within 60 days of March 31, 2026.

All shareholders have the same voting rights as all other shareholders of the Company.

The following table sets forth the percentage ownership of our major shareholders during the past three years.

	For the Year Ended December 31,
Name of Beneficial Owner	2025	2024	2023
Zhitao He	53.1%	57.3%	58.7%
Fred Chang	20.5%	30.9%	32.9%
Vladimir Galkin	20.3%	—	—
Total	93.9%	88.2%	91.6%

Rights of Certain Principal Shareholders

See Item 10.B. “Memorandum and Articles of Association” under the subheadings “Rights of Certain Principal Shareholders” and “Requirements of Board Approval on Certain Matters.”

B.	Related Party Transactions

For a description of our related party transactions, see “Related Party Transactions” as discussed in Note 16 of the consolidated financial statements to this annual report on Form 20-F.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to “Item 18. Financial Statements” for our consolidated financial statements as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 and report of our independent registered public accounting firm included herein.

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

Except as otherwise disclosed within this annual report on Form 20-F, no significant change has occurred since December 31, 2025.

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

Right of First Refusal of the Company and Principal Shareholders

Pursuant to the Amended Shareholders Agreement, subject to compliance with applicable laws and Nasdaq’s Listing Rules, if any Principal Shareholders or any of their affiliates, receives a bona fide offer from any person other than its affiliate for any of the common shares such Principal Shareholders received in connection with the Merger (the “ROFR Shares”), then the Company has a right of first refusal, but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares, at the same price, and on the same terms and conditions offered by the purchaser (the “ROFR Terms”). In the event the Company does not decide to purchase such ROFR Shares or decides to purchase for less than all of the ROFR Shares, then each of the Principal Shareholders other than the selling Principal Shareholders shall have a right of first refusal to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares on the ROFR Terms. By amendment dated August 2022, the Amended and Restated Shareholders Agreement was amended such that the Company’s right of first refusal would apply only to 80% of the shares of the Company’s common shares subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates. The Shareholders Agreement was further amended in August 2025 to limit the ROFR Right to 64.72% of the Company’s common shares that are subject to such ROFR right collectively owned by each Principal Shareholder and its Affiliates. For the purpose of this Amended Shareholders Agreement, “Pro Rata Share” means the percentage which corresponds to the ratio which each selling Principal Shareholder’s “Percentage Interest” (which is calculated by dividing (i) the number of the common shares owned by such Principal Shareholder, by (ii) total number of the then outstanding shares of the common shares held by all Principal Shareholders) bears to the total Percentage Interests of all Principal Shareholders exercising their right of first refusal. In the event that the ROFR Shares are in exchange for non-cash consideration, then such right of first refusal shall be exercisable based on the fair market value determined in good faith by the board of such non-cash consideration. Such rights of first refusal may delay or prevent us from raising other funding in the future and may have an adverse impact on the liquidity and market price of our common shares.

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

BVI, PRC AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material BVI, PRC and U.S. federal income tax considerations and is provided for informational purposes only. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. Investors should consult their tax advisors regarding the application of the tax rules to their particular circumstances and the tax consequences to them of the acquisition, ownership and disposition of company shares.

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

U.S. Federal Income Taxation

We believe that we are an inverted corporation under section 7874 of the Code for U.S. federal tax purposes. This means that, notwithstanding that we are a company incorporated in the BVI, we believe that we are treated for all U.S. federal tax purposes as if we are a U.S. corporation (including being subject to U.S. federal income tax on our worldwide income) and that a holder of our common shares will be treated for all U.S. federal tax purposes as holding the stock of a U.S. corporation.

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state or local tax laws are not discussed. This discussion is based on the Internal Revenue Code and U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations, including retroactively. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common shares.

This discussion is limited to beneficial owners that hold our common shares as a “capital asset” within the meaning of Section 1221(a) of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to certain types of investors subject to special rules, including, without limitation:

●	financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the U.S.;

●	persons that actually or constructively own five percent or more (by vote or value) of our shares;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to the shares;

●	persons holding the shares as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

●	persons that purchase or sell our shares as part of a wash sale for U.S. federal income tax purposes;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such entities;

●	tax-exempt entities;

●	controlled foreign corporations and passive foreign investment companies; and

●	persons that acquired our shares as compensation or in connection with services.

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

Taxation of Distributions

If we pay distributions to U.S. holders of our common shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the common shares and will be treated as described under “U.S. Holders — Sale, Taxable Exchange or Other Taxable Disposition of Our common shares” below.

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

Redemption of Our Common Shares

In the event that a U.S. holder’s common shares are redeemed, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the common shares under Section 302 of the Code. Because the determination as to whether a redemption will be treated as a sale of the common shares with respect to any particular holder will depend upon the facts and circumstances as of the time the determination is made, U.S. holders should consult their tax advisors to determine such tax treatment. If the redemption qualifies as a sale of common shares, the U.S. holder will be treated as described under “U.S. Holders — Sale, Taxable Exchange or Other Taxable Disposition of Our Common Shares” above. If the redemption does not qualify as a sale of our common shares, the U.S. holder will be treated as receiving a distribution with the tax consequences described above under “U.S. Holders — Taxation of Distributions.” The amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the U.S. holder.

Information Reporting and Backup Withholding

In general, information reporting requirements apply to dividends paid to a U.S. holder and to the proceeds of the sale, taxable exchange or other taxable disposition of our common shares unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is not subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit or refund against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

For purposes of this discussion, a Non-U.S. holder is any beneficial owner of our common shares that is neither a “U.S. holder” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Taxation of Distributions

If we pay distributions to Non-U.S. holders of our common shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in our common shares.

Dividends paid to a Non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (unless the Non-U.S. holder conducts a trade or business or has a permanent establishment in the U.S. (in which case different U.S. taxation rules apply) or the withholding is reduced or eliminated by an applicable income tax treaty, provided the Non-U.S. holder furnishes a valid, applicable IRS Form W-8 (and any other applicable documentation) certifying qualification for the exemption or lower rate). A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

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

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs and other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. holder of our common shares will not be subject to U.S. federal income tax if our common shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. holder owned, actually and constructively, 5% or less of our common shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. holder’s holding period. There can be no assurance that our common stock will be considered regularly traded on an established securities market for purposes of the rules described above.

Redemption of Our Common Shares

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s common shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s common shares, as described under “U.S. Holders — Redemption of Our common shares” above, and the consequences of the redemption to the Non-U.S. holder will be as described above under “Non-U.S. Holders — Taxation of Distributions” and “Non-U.S. Holders — Sale, Taxable Exchange or Other Taxable Disposition of Our common shares,” as applicable. Because it may not be certain at the time is the shares are redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s common shares unless special procedures are available to Non-U.S. holders to certify that they are entitled to exemptions from, or reductions in, such withholding tax. Non-U.S. holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Information Reporting and Backup Withholding

Payments of dividends on our common shares will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. holder is a United States person and the Non-U.S. holder certifies its non-U.S. status by furnishing a valid applicable IRS Form W-8. However, information returns are required to be filed with the IRS in connection with any dividends on our common shares paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of a sale, taxable exchange or other taxable disposition of our common shares by a non-U.S. holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person, or the disposition of common shares is conducted through a non-U.S. office of a non-U.S. broker.

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

FATCA Withholding Taxes

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding of 30% on payments of dividends (including constructive dividends) on our common shares to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Non-U.S. holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Investors should consult their tax advisors regarding the effects of FATCA on their investment in our common shares.

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

Interest rate risk

Our main interest rate exposure relates to long-term borrowings that we obtain from banks and financial institutions to meet our working capital expenditure requirements. We also have interest-bearing assets, including cash and cash equivalents, restricted cash and loans to affiliates. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2025 and 2024, we did not have any outstanding long-term borrowings.

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

We expect our exposure to foreign currency risk will increase as we increase our operations and sales in Canada and other countries and regions. Although the effect of currency fluctuations on our financial statements has not been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future. For the years ended December 31, 2025, 2024, and 2023, we recorded foreign exchange gain of $1.0 million, loss of $0.1 million, and gain of $0.3 million, respectively. Based on the balance of our foreign-denominated cash and cash equivalents as of December 31, 2025, 2024, and 2023, an assumed 10% negative currency movement would not have a material impact.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation performed as of December 31, 2025, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

Under the supervision of and with the participation of our Chief Executive Officer and our Interim Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that each director appointed to the Audit Committee is financially literate and is independent as defined under Nasdaq Listing Rules. Our board also has determined that Mr. Fuya (Frank) Zheng qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. Refer to “Item 6. Directors, Senior Management and Employees” for further detail on each of their backgrounds.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all employees and each of officers, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Written copies of the Code of Business Conduct and Ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of such amendment or waiver as required.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2025 and December 31, 2024 were BDO USA, P.C. (“BDO USA”). We incurred the following fees from BDO USA for professional services for the years ended December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Principal Accountant Fees	(U.S. Dollars in thousands)
Audit Fees	$1,013	$1,124
Tax fees	—	—
Audit-related fees	—	—
All other fees	—	—
Total fees	$1,013	$1,124

“Audit fees” are the aggregate fees earned by BDO USA for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements including out-of-pocket expenses.

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

Additionally, Mr. Zhitao He, through Hangzhou Lianluo, Hyperfinite Galaxy Holding Limited, and Digital Grid, controls a majority of the voting power of our outstanding common shares. As a result, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.” For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

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

Shareholders and Board of Directors

Newegg Commerce, Inc.

Diamond Bar, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Newegg Commerce, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vendor Incentive Receivables

As described in Note 3 to the consolidated financial statements, the Company’s vendor incentive receivables totaled $48.5 million as of December 31, 2025. The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including certain cooperative advertising and price protection agreements.

We identified management’s measurement of vendor incentive receivables as a critical audit matter because the Company has a significant number of vendor agreements with various terms and conditions that may require estimates in order to determine the receivable amounts earned. Auditing these vendor incentive receivables involved especially challenging auditor judgment due to the extent of audit effort required to evaluate whether the vendor incentive receivables were earned and recorded in accordance with the terms and conditions of vendor agreements.

The primary procedures we performed to address this critical audit matter included:

●	Confirming a sample of vendor incentive receivables with the vendors.

●	Recalculating a sample of vendor incentive receivables in accordance with the terms and conditions of the vendor contracts, which involved (i) evaluating the terms of the contract; (ii) obtaining invoices, credit memos, or other documentation provided to vendors, and comparing recorded incentives to transactional data; and (iii) evaluating evidence of collectability of vendor incentive receivables.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2019.
Los Angeles, California
April 28, 2026

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2025 and 2024

(In thousands, except par value)

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$107,798	$96,255
Restricted cash	850	3,487
Accounts receivable, net	62,449	64,363
Inventories, net	166,262	98,537
Income taxes receivable	2	2,452
Prepaid expenses	18,337	14,222
Other current assets	4,910	4,329
Total current assets	360,608	283,645

Property and equipment, net	45,008	51,175
Deferred tax assets, net	442	914
Operating lease right-of-use assets	51,963	60,636
Other noncurrent assets	10,886	10,951
Total assets	$468,907	$407,321

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$160,252	$148,279
Accrued liabilities	49,320	48,629
Deferred revenue	27,146	26,988
Line of credit	6,276	7,069
Lease liabilities – current	13,518	12,608
Total current liabilities	256,512	243,573

Income taxes payable	2,533	1,871
Lease liabilities – noncurrent	43,456	53,318
Other liabilities	5,698	2,467
Total liabilities	308,199	301,229

Commitments and contingencies (Note 14)

Stockholders’ Equity
Common Stock, $0.43696 par value; unlimited shares authorized; 20,973 and 19,478 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9,165	8,512
Additional paid-in capital	346,739	289,096
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive loss	(1,099)	(2,300)
Accumulated deficit	(178,908)	(174,027)
Total stockholders’ equity	160,708	106,092
Total liabilities and stockholders’ equity	$468,907	$407,321

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2025, 2024 and 2023

(In thousands, except per share data)

	2025	2024	2023
Net sales	$1,444,468	$1,235,576	$1,496,963
Cost of sales	1,276,006	1,104,088	1,329,406
Gross profit	168,462	131,488	167,557
Selling, general, and administrative expenses	178,009	183,039	238,641
Loss from operations	(9,547)	(51,551)	(71,084)
Interest income	2,325	2,721	2,348
Interest expense	(1,009)	(952)	(2,541)
Other income, net	5,353	3,557	2,770
Gain from sales of investment	—	1,619	6,835
Loss before provision for income taxes	(2,878)	(44,606)	(61,672)
Provision for (benefit from) income taxes	2,003	(1,278)	(2,682)
Net loss	$(4,881)	$(43,328)	$(58,990)
Basic and diluted loss per share	$(0.24)	$(2.25)	$(3.12)
Weighted average shares used in computation of loss per share:
Basic and diluted	20,114	19,285	18,928

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2025, 2024 and 2023

(In thousands)

	2025	2024	2023
Net loss	$(4,881)	$(43,328)	$(58,990)
Foreign currency translation adjustments	1,201	(2,494)	(920)
Comprehensive loss	$(3,680)	$(45,822)	$(59,910)

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2025, 2024 and 2023

(In thousands)

	Common stock		Additional paid-In	Notes	Accumulated other comprehensive	Accumulated	Total stockholders’
	Shares	Par value	capital	receivable	income (loss)	deficit	equity
Balance at January 1, 2023	18,834	$8,230	$232,776	$(15,189)	$1,114	$(71,709)	$155,222
Net loss	—	—	—	—	—	(58,990)	(58,990)
Other comprehensive loss	—	—	—	—	(920)	—	(920)
Exercise of vested options	108	48	1,146	—	—	—	1,194
Vesting of restricted stock units	147	64	(64)	—	—	—	—
Redemption for employee tax withholdings	(68)	(30)	(744)	—	—	—	(774)
Stock-based compensation	—	—	33,660	—	—	—	33,660
Balance at December 31, 2023	19,021	$8,312	$266,774	$(15,189)	$194	$(130,699)	$129,392
Net loss	—	—	—	—	—	(43,328)	(43,328)
Other comprehensive loss	—	—	—	—	(2,494)	—	(2,494)
Exercise of vested options	564	247	(134)	—	—	—	113
Vesting of restricted stock units	130	57	(57)	—	—	—	—
Redemption for employee tax withholdings	(59)	(26)	(1,317)	—	—	—	(1,343)
Repurchase of common stock	(178)	(78)	(3,425)	—	—	—	(3,503)
Stock-based compensation	—	—	27,255	—	—	—	27,255
Balance at December 31, 2024	19,478	$8,512	$289,096	$(15,189)	$(2,300)	$(174,027)	$106,092
Net loss	—	—	—	—	—	(4,881)	(4,881)
Other comprehensive income	—	—	—	—	1,201	—	1,201
Exercise of vested options	341	149	3,585	—	—	—	3,734
Vesting of restricted stock units	129	56	(56)	—	—	—	—
Redemption for employee tax withholdings	(59)	(26)	(2,272)	—	—	—	(2,298)
Issuance of common stock under at-the-market offering, net of issuance costs	1,084	474	34,727	—	—	—	35,201
Stock-based compensation	—	—	21,659	—	—	—	21,659
Balance at December 31, 2025	20,973	$9,165	$346,739	$(15,189)	$(1,099)	$(178,908)	$160,708

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2025, 2024 and 2023

(In thousands)

	2025	2024	2023
Cash flows from operating activities:
Net loss	$(4,881)	$(43,328)	$(58,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,591	10,703	13,437
Allowance for expected credit losses	133	1,208	245
Provision for obsolete and excess inventory	3,752	3,846	3,400
Stock-based compensation	21,659	27,255	33,660
Gain from sales of investment	—	(1,619)	(6,835)
Loss (gain) on disposal of property and equipment	(619)	600	180
Unrealized loss on marketable securities	—	5	4
Deferred income taxes	472	726	(679)
Changes in operating assets and liabilities:
Accounts receivable	2,269	14,473	2,758
Inventories	(70,947)	32,882	16,781
Prepaid expenses	(4,083)	(850)	3,583
Other assets	10,402	17,416	7,086
Accounts payable	11,610	(57,403)	(898)
Accrued liabilities and other liabilities	(4,353)	(8,369)	(12,074)
Deferred revenue	22	1,634	(5,497)
Net cash used in operating activities	(26,973)	(821)	(3,839)
Cash flows from investing activities:
Payments to acquire property and equipment	(2,691)	(3,618)	(30,265)
Proceeds on disposal of property and equipment	2,796	2,194	176
Proceeds from sale of investment	—	3,869	15,835
Net cash provided by (used in) investing activities	105	2,445	(14,254)
Cash flows from financing activities:
Borrowings under line of credit	12,073	72,479	66,502
Repayments under line of credit	(13,133)	(72,474)	(65,098)
Repayments of long-term debt	—	(1,325)	(264)
Proceeds from exercise of stock options	3,734	113	1,194
Payments for employee taxes related to stock compensation	(2,298)	(1,343)	(774)
Repurchase and retirement of common stock	—	(3,503)	—
Proceeds from issuance of common stock under at-the-market offering, net of issuance costs	35,201	—	—
Net cash provided by (used in) financing activities	35,577	(6,053)	1,560
Foreign currency effect on cash, cash equivalents and restricted cash	197	(2,303)	(499)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,906	(6,732)	(17,032)
Cash, cash equivalents and restricted cash:
Beginning of period	99,742	106,474	123,506
End of period	$108,648	$99,742	$106,474
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,058	$1,404	$1,265
Cash paid for income taxes	$379	$223	$342
Supplemental schedule of noncash investing activities
Cashless exercise of stock options	$—	$9,667	$—
ROU assets exchanged for lease liabilities	$3,953	$69	$18,861

See accompanying notes to consolidated financial statements.

NEWEGG COMMERCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

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

On April 7, 2025, the Company effected a share combination of the Company’s outstanding common shares, par value $0.021848 per share, at a ratio of twenty-for-one (the “Share Combination”). The common shares listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Share Combination adjusted basis at the open of business on April 7, 2025. As a result of the Share Combination, the number of issued and outstanding common shares immediately prior to Share Combination was reduced such that every twenty shares of common shares held by a shareholder immediately prior to the Share Combination were combined and reclassified into one common share, par value $0.43696 per share. Fractional shares resulting from the Share Combination were settled by cash payment.

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

b. Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, incentives earned from vendors, allowance for credit losses, inventory allowances, valuation allowance for deferred tax assets, and stock-based compensation. Actual results could differ from such estimates.

c. Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassifications did not have any impact on net operations and/or cash flows.

d. Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts due from credit card processors, which typically settle within 2-3 business days, are classified as cash equivalents because they are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $7.9 million and $6.3 million at December 31, 2025 and 2024, respectively.

e. Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s deposit obligations. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At December 31, 2025 and 2024, the Company had $0.9 million and $3.5 million, respectively, in restricted cash, related to collateralization required pursuant to a credit card and lease agreement. The restricted cash balance is classified as a current asset in the consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	As of December 31,
	2025	2024	2023
Cash and cash equivalents	$107,798	$96,255	$102,512
Restricted cash	850	3,487	3,962
Total cash and cash equivalents, and restricted cash	$108,648	$99,742	$106,474

f. Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers generally, on 30-day to 60-day credit terms. The Company estimates the provision for credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $10.0 million and $10.7 million, net of allowances of $0.1 million and $0.5 million, at December 31, 2025 and 2024, respectively.

g. Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. Amounts of inventory allowances were $2.5 million and $2.7 million, as of December 31, 2025 and 2024, respectively.

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

j. Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the years ended December 31, 2025, 2024 and 2023.

k. Fair Value of Financial Instruments

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

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at December 31, 2025 and 2024 approximate fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 input.

l. Accumulated Other Comprehensive Income (Loss)

Comprehensive loss consists of net loss and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive income (loss) consists entirely of foreign currency translation adjustments. The tax impact is not material to the consolidated financial statements.

m. Revenue Recognition

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

The Company recognizes revenue on product sales at a point in time to customers when control of the product passes to the customer upon delivery to the customer or when service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after transfer of control to the customer, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon receipt of the product by the customer. Product sales exceeded 92% of consolidated net sales in each of the years ended December 31, 2025, 2024 and 2023.

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

The Company offers its customers the opportunity to purchase goods and services on its websites using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the years ended December 31, 2025, 2024 and 2023 were $0.7 million, $0.8 million, and $1.0 million, respectively.

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

The Company offers e-commerce solutions to its vendors and sellers through its Newegg Partner Services. Part of the services include third-party logistics (“3PL”), Shipped-by-Newegg (“SBN”), shipping label service (SLS), staffing, and media services. The fees we earn from these arrangements are recognized when the services are rendered. For 3PL, SBN, and SLS, the revenues are recognized upon the shipment of the product to its end consumer, and upon processing of a returned item for the client. For staffing, revenues are recognized based on when an employee is dispatched to a client, hours are accumulated by the dispatched employees’ timecard, or when a direct hire placement is made. Staffing service was wound down in 2024. For media services, revenues are recognized when the applicable commercial or editorial creative content is delivered.

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage,” are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the years ended December 31, 2025, 2024, and 2023 were immaterial.

Deferred revenue totaled $27.1 million and $27.0 million at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company recognized $23.9 million of net revenue included in deferred revenue at December 31, 2024. During the year ended December 31, 2024, the Company recognized $22.2 million of net revenue included in deferred revenue at December 31, 2023. During the year ended December 31, 2023, the Company recognized $27.6 million of net revenue included in deferred revenue at December 31, 2022.

n. Cost of Sales

The Company’s cost of sales represents the purchase price of the products it sells to its customers, offset by incentives earned from vendors, including marketing development funds and other vendor incentive programs. See further discussion of vendor payments under Incentives Earned from Vendors below. Cost of sales also includes freight-in and freight-out costs and charges related to refurbished, slow-moving, or obsolete inventory along with payroll and benefit costs related to the NPS.

o. Shipping and Handling

The Company records revenue for certain shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $10.4 million, $9.9 million and $12.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs totaled approximately $41.3 million, $38.1 million and $45.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

p. Incentives Earned from Vendors

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

The Company reduced cost of sales by $177.3 million, $166.3 million and $215.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $0.8 million, $0.4 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Amounts receivable related to vendor incentive programs were $48.5 million and $48.5 million, net of allowances of $0.4 million and $0.4 million, at December 31, 2025 and 2024, respectively. Amounts due to the Company are included in accounts receivable in the consolidated balance sheets.

q. Selling, General, and Administrative Expenses

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

r. Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses for the years ended December 31, 2025, 2024 and 2023 were $13.0 million, $14.0 million and $12.7 million, respectively.

s. Stock-Based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and restricted stock, is based on estimated fair value of the awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the consolidated statements of operations. Forfeitures are accounted for as they occur. For further information about the Company’s stock compensation plans, see Note 12.

t. Income Taxes

The Company is subject to federal and state income taxes in the United States and taxes in foreign jurisdictions in which it operates. In accordance with ASC Topic 740, Income Tax, the Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when such temporary differences reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the relevant tax authorities based on the technical merits of the position. The Company measures the recognized tax benefit as the largest amount of benefit that is greater than a 50% likelihood to be realized upon ultimate settlement with taxing authorities. The Company reassesses uncertain tax positions as new information becomes available and records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

u. Concentration of Credit Risk and Significant Customers and Vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents.

For the years ended December 31, 2025, 2024 and 2023, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States, which could source their products from other countries, including China. The majority of products that the Company sells are available through multiple channels. Details of vendors which accounted for 10% or more of total purchases during the year ended December 31, 2025, 2024, and 2023:

	Percentage of total purchases
	for year ended
	December 31,
	2025	2024	2023
Vendor A	6%	12%	14%
Vendor B	15%	11%	13%

The Company has receivables due from vendors related to its advertising and promotional vendor incentive programs and receivables due from business customers with credit terms. Details of vendors which accounted for 10% or more of net receivables as of December 31, 2025 and 2024:

	Percentage of accounts receivable
	as of December 31,
	2025	2024
Vendor A	10%	17%
Vendor B	16%	14%

As of December 31, 2025 and 2024, no receivables from business customers with credit terms exceeded 10% of net receivables.

v. Foreign Currency Translation

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

w. Recent Accounting Pronouncements

Recently adopted accounting pronouncement

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted this ASU for the year ended December 31, 2025 on a prospective basis. For further discussion, see Note 10.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expenses Disaggregation Disclosure (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The amendments in this update do not change the expense captions an entity presents on the face of the income statement; rather, they require disaggregation of certain expense captions into specified categories, including but not limited to purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. This update is effective for annual reporting periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. This update will result in the required additional disclosures being included in our consolidated financial statements, once adopted.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

4.	Fair Value

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis. The carrying amounts of cash and cash equivalents and restricted cash approximate their fair value.

The Company’s notes receivable from affiliate (see Note 16) and line of credit are carried at cost with fair value disclosed, if required. The fair value of the amounts outstanding under the line of credit with a floating interest rate approximates the carrying value primarily due to the variable nature of the interest rate of the instruments, which is considered a Level 2 fair value measurement. The fair value of the amounts outstanding under notes receivable from affiliate and line of credit with a fixed interest rate is estimated based on the discounted amount of the contractual future cash flows using an appropriate discount rate. This is considered a Level 3 fair value measurement.

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of December 31, 2025 and 2024 (in thousands):

	As of December 31, 2025		As of December 31, 2024
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$4,143	$4,143	$4,614	$4,614
Line of credit (Level 3)	$2,133	$2,073	$2,455	$2,370

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2025	2024
Land	$6,954	$6,882
Buildings	45,576	46,812
Machinery and equipment	19,181	19,765
Computer and software	13,226	12,775
Leasehold improvements	3,157	3,293
Capitalized software	34,490	33,738
Furniture and fixtures	2,441	2,024
Construction in progress(1)	1,773	1,736
	126,798	127,025
Accumulated depreciation and amortization	(81,790)	(75,850)
Property and equipment, net	$45,008	$51,175

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property and equipment upon completion.

Depreciation and amortization expense associated with property and equipment was $7.6 million, $10.7 million and $13.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6.	Investment

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

In 2024 and 2023, Bitmain repurchased a total of 6,689,520 and 26,758,080, respectively, Series B+ shares of Bitmain held by the Company’s subsidiary, Newegg Tech Corporation at various prices in accordance with Bitmain’s articles of association. The Company sold all its investment in Bitmain in 2024. As a result, the Company recognized a total gain on sale of investment of $1.6 million and $6.8 million in 2024 and 2023, respectively.

7.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Sales and other taxes payable	$10,245	13,417
Accrued personnel	12,290	7,031
Refund liability for expected returns	7,310	7,268
Accrued freight expense	1,163	1,287
Accrued advertising expense	1,683	1,473
Accrued legal expense	2,870	1,938
Accrued inventory	10,384	12,228
Accrued professional expense	467	543
Accrued health expense	260	414
Customer deposit	778	667
Other	1,870	2,363
Total accrued liabilities	$49,320	$48,629

8.	Line of Credit

In July 2018, the Company entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. In August 2021, the Company amended the credit agreement to extend the maturity date to August 20, 2024. In April 2023, the Company amended the credit agreement in order to transition the benchmark rate for certain loans made under the credit agreement from LIBOR to SOFR (as defined in the credit agreement). In August 2024, the Company further amended the credit agreement in order to, among other things, (i) extend the maturity date to August 27, 2026, (ii) reduce the Maximum Revolving Advance Amount, as defined in the credit agreement, to $40 million from April 1 to September 30 of each year and to $50 million from October 1 to March 31 of each year and (iii) increase the unused commitment fee to 0.20%. In October 2025, the Company further amended the credit agreement to, among other things, allow for the incurrence of the following new revolving facility, addition of real estate collateral and removal or modification of certain covenants.

In October 2025, the Company entered into a credit agreement that provides a revolving credit facility of up to $13.41 million with a maturity date of August 27, 2026. The Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $15.0 million. The revolving credit facility includes a letter of credit sublimit equal to the Maximum Revolving Advance Amount, as defined in the credit agreement, which can be used to issue standby and trade letters of credit. To maintain availability of funds under the credit agreements, the Company pays on an annual basis, an unused commitment fee of $52,500 per annum for the facility.

In general, advances from the lines of credit will be subject to interest at the Term SOFR Rate plus the Applicable Margin, as defined in the credit agreement, so long as the Term SOFR Reference Rate or Term SOFR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the Daily Simple SOFR plus 1.0%) plus the Applicable Margin. For Term SOFR Rate loans, we may select interest periods of one or three months. Interest on Term SOFR Rate loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. In the event of the permanent or indefinite cessation of the Term SOFR Rate, the Benchmark Replacement will replace the Term SOFR Rate.

The lines of credit are secured by certain of the Company’s subsidiaries and are collateralized by certain of the assets of the Company. Such assets include real estate, receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. The credit facilities contain customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facilities also require the Company to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions.

As of December 31, 2025 and 2024, there was no balance outstanding under the lines of credit, and the Company was in compliance with all covenants related to the lines of credit. As of December 31, 2025, Newegg has outstanding letters of credit of $17 million from the revolving line of credit.

In July 2015, the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to March 4, 2026. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 1.26% not to be lower than 2.70% per annum. The interest rate was equivalent to 2.98% as of December 31, 2025. The line of credit is guaranteed by one of the Company’s subsidiaries and is collateralized by a real estate asset of that subsidiary. In March 2025, the line of credit was reduced to $4.1 million (130.0 million New Taiwan Dollar). As of December 31, 2025 and 2024, there were $4.1 million and $4.6 million outstanding under this line of credit, respectively. The Company subsequently paid off the line of credit in full in March 2026.

In June 2024, the Company entered into three credit agreements with a financial institution that provided a revolving credit facility of up to approximately $0.7 million (RMB 5.0 million), $0.4 million (RMB 3.0 million), and $1.4 million (RMB 10 million) with a maturity date of June 24, 2025, June 24, 2025, and July 8, 2025, respectively. Advances from these lines of credit are subject to interest at a fixed rate of one-year LPR plus 0.15%. The interest rate was equivalent to 3.6% as of December 31, 2024. In July 2025, the Company paid off the outstanding balance. In July 2025, the Company entered into two credit agreements with the same financial institution that provided a revolving credit facility of up to approximately $0.7 million (RMB 5.0 million) and $1.4 million (RMB 10 million) with a maturity date of July 13, 2026. Advances from these lines of credit are subject to interest at a fixed rate of one-year LPR minus 0.1%. The interest rate was equivalent to 2.9% as of December 31, 2025. As of December 31, 2025 and 2024, there were $2.1 million and $2.5 million outstanding under this line of credit, respectively.

9.	Lease Obligations

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

The Company evaluates whether its contractual arrangements contain leases at the inception of such arrangements. Specifically, the Company considers whether it can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the assets. Substantially all of its leases are long-term operating leases with fixed payment terms. The Company does not have significant financing leases. Its ROU operating lease assets represent the right to use an underlying asset for the lease term, and its operating lease liabilities represent the obligation to make lease payments. Operating lease ROU assets are presented as noncurrent assets in the consolidated balance sheet. Operating lease liabilities are recorded in other current liabilities or other noncurrent liabilities in the consolidated balance sheets based on their contractual due dates.

The Company’s operating lease liability is recognized as of the lease commencement date at the present value of the lease payments over the lease term. The Company’s ROU operating lease asset is recognized as of the lease commencement date at the amount of the corresponding lease liability, adjusted for prepaid lease payments, lease incentives received, and initial direct costs incurred. The Company evaluates its ROU lease assets for impairment consistent with its impairment of long-lived assets policy. For further discussion on accounting policies, see Note 3.

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the consolidated statements of operations. Operating lease expense totaled $18.4 million, $22.4 million and $21.9 million, respectively, for the years ended December 31, 2025, 2024 and 2023. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $18.2 million, $18.2 million, and $18.8 million during years ended December 31, 2025, 2024, and 2023, respectively, which were included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2025 and 2024, the Company’s ROU operating lease assets were $52.0 million and $60.6 million, and its operating lease liabilities were $57.0 million and $65.9 million, of which $43.5 million and $53.3 million were classified as non-current, respectively. New ROU or modified operating lease assets and liabilities entered into during 2025 were $4.0 million and $4.0 million, respectively. New ROU operating lease assets and liabilities entered into during 2024 were $0.1 million and $0.1 million, respectively. New or modified ROU operating lease assets and liabilities entered into during 2023 were $18.9 million and $18.9 million, respectively. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.07 years and 4.2% at December 31, 2025. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 5.78 years and 4.0% at December 31, 2024.

The Company has certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the years ended December 31, 2025, 2024 and 2023 was $8.3 million, $5.9 million and $0.5 million, respectively.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at December 31, 2025 (in thousands):

2026	$15,699
2027	15,495
2028	14,265
2029	4,435
2030	4,088
Thereafter	10,092
Total minimum payments	$64,074
Less: Imputed interest	7,100
Present value of lease liabilities	$56,974

10.	Income Taxes

The following table represents the components of Income (Loss) before provision for income taxes (in thousands):

	Year ended December 31,
	2025	2024	2023
United States	$(5,432)	$(44,825)	$(63,831)
International	2,554	219	2,159
Total	$(2,878)	$(44,606)	$(61,672)

The following table summarizes the components of income tax provision (in thousands):

	Year ended December 31,
	2025	2024	2023
Current:
Federal	$209	$(57)	$(1,112)
State and Local	614	(14)	(309)
Foreign	708	(1,933)	(582)
	1,531	(2,004)	(2,003)
Deferred:
Federal	—	—	—
State and Local	(3)	(47)	(159)
Foreign	475	773	(520)
	472	726	(679)
Provision for (Benefit from) Income Taxes	$2,003	$(1,278)	$(2,682)

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on January 1, 2025, prospectively. The amendments require disclosure of specific categories in the income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This standard also requires further disaggregation of income taxes paid by federal, state, and foreign taxes, and by individual jurisdictions exceeding a specific threshold.

The following table presents a reconciliation of the U.S. federal statutory rate of 21% to the Company’s effective tax rate pursuant to the prospective adoption of ASU 2023-09 for the year ended December 31, 2025 (in thousands, except percentages):

	Year ended December 31, 2025
At Statutory Rate	$(604)	21.00%
State Income Taxes, Net of Federal Effect	376	(13.08)%
Change in Valuation Allowance	(3,638)	126.41%
Nontaxable or Nondeductible Items
Stock Based Compensation Permanent	(4,966)	172.55%
Section 162(m) Limitation	9,808	(340.79)%
Stock Based Compensation - Deferred True-Up	212	(7.38)%
Other Nontaxable or Nondeductible Items	30	(1.06)%
Tax Credits
Federal Research & Development Credits	(68)	2.36%
Other Federal Credits Work Opportunity Tax Credit	(43)	1.50%
Other Tax Credits	9	(0.32)%
Cross-Border Tax Laws
Subpart F Income	135	(4.67)%
Foreign Branch Income	63	(2.17)%
Other Cross-Border Tax Laws	(8)	0.26%
Worldwide Changes in Unrecognized Tax Benefits	78	(2.70)%
Other
Return To Provision - Book Income (Loss)	(83)	2.87%
Fixed asset - Deferred True-Up	284	(9.86)%
Mark to Market- Deferred True-Up	(208)	7.24%
Other	(21)	0.72%
Foreign Tax Effects:
Hong Kong
Return To Provision - Book Income (Loss)	(192)	6.67%
China
Foreign Other	(126)	4.39%
Tax Rate Differential	(75)	2.60%
Various (Does Not Include Unrecognized Tax Benefits)	300	(10.42)%
Current Payable True-Up	(304)	10.58%
Other China	11	(0.40)%
Taiwan
Increase (Decrease) Valuation Allowance	34	(1.19)%
Various (Does Not Include Unrecognized Tax Benefits)	(43)	1.49%
Current Payable True-Up	(171)	5.96%
Other Taiwan	24	(0.85)%
Canada
Return To Provision - Book Income (Loss)	(174)	6.06%
Increase (Decrease) Valuation Allowance	352	(12.23)%
Various (Does Not Include Unrecognized Tax Benefits)	274	(9.51)%
Current Payable True-Up	626	(21.76)%
Foreign Exchange	102	(3.53)%
Other Cayman Islands	9	(0.33)%
Totals	$2,003	(69.59)%

The following table presents a reconciliation of the U.S. federal statutory rate of 21% to the Company’s effective tax rate prior to the adoption of ASU 2023-09:

	Year ended December 31,
	2025	2024	2023
Federal Taxes at Statutory Rate	21.00%	21.00%	21.00%
State Taxes, Net of Federal Benefit	(14.76)	2.63	2.50
Permanent Items:
Other Nondeductible Items	0.84	0.14	(0.35)
Subpart F Income	(4.67)	(0.57)	(1.55)
Stock-Based Compensation	(168.24)	(12.87)	(10.94)
Foreign Withholding Tax	(1.41)	(2.89)	(0.82)
Research & Development Credit	1.71	0.64	0.34
Global Intangible Low-Taxed Income	—	—	(0.46)
Foreign Rate Differential and Foreign Tax Credits	(0.75)	1.36	(1.39)
Canada Provision	—	—	1.92
Change in Valuation Allowance – U.S. Federal	126.41	(5.24)	(5.61)
Change in Valuation Allowance – U.S. States	(3.30)	(2.89)	(0.07)
Change in Valuation Allowance – Foreign	(13.42)	1.99	3.18
Change in Uncertain Tax Position (“FIN48”)	3.23	0.51	(2.54)
Prior Year True-Up	(16.23)	—	—
Other	—	(0.94)	(0.86)
Effective Tax Rate	(69.59)%	2.87%	4.35%

The change in the effective tax rate is driven by changes in the valuation allowance on the Company’s deferred tax assets, prior year return-to-provision and out of period true-ups, state taxes, stock-based compensation impacts, and the limitation on the deductibility of executive compensation under IRC Section 162(m).

The following table summarized the cash paid, net with refund, for income taxes pursuant to the prospective adoption of ASU 2023-09 for the year ended December 31, 2025 (in thousands):

Year ended December 31, 2025
US - Federal	$100
US - State
Indiana	(100)
Other	50
Total State and Local	$(50)

Foreign
Canada	(1,324)
China	150
Other	42
Total Foreign	$(1,132)
Total Income Taxes Refund, Net	$(1,082)

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when such temporary differences reverse. The following table summarizes significant components of the Company’s deferred tax assets and liabilities (in thousands):

	As of December 31,
	2025	2024
Deferred Tax Assets:
Accounts Receivable	$2,456	$2,373
Inventories	1,964	1,416
Property and Equipment	1,719	1,891
Reserves and Other Accruals	1,371	1,447
Stock-Based Compensation	1,220	1,324
Lease Liabilities	14,212	16,669
Section 174 Costs	1,914	4,149
Credits and Other	1,270	1,409
Net Operating Losses	15,266	17,041
Gross Deferred Tax Assets	41,392	47,719
Valuation Allowance	(25,252)	(28,410)
Total Deferred Tax Assets, Net	16,140	19,309

Deferred Tax Liabilities:
Prepaid Expenses	(1,490)	(1,465)
Other	(1,310)	(1,594)
Right of Use Assets	(12,898)	(15,336)
Total Deferred Tax Liabilities	(15,698)	(18,395)
Net Deferred Tax Assets	$442	$914

In determining the need for a valuation allowance, the Company has considered its three-year cumulative pre-tax loss position. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. While the Company is forecasting a pre-tax book income for the year ending December 31, 2026, greater weight is given to objectively verifiable evidence, such as historical operating results. The Company has determined that it is more likely than not that it will not realize the benefits of its deferred tax assets, and as a result, has maintained a valuation allowance against substantially all of the net deferred tax assets.

The One Big Beautiful Bill Act (“OBBBA”) was signed into law on July 4, 2025. The legislation preserves existing corporate tax reductions while expanding several deductions and investment tax credits intended to encourage domestic business investment and innovation. In response to these provisions, the Company has elected to immediately expense all qualifying domestic research and development costs under Internal Revenue Code (“IRC”) Section 174. This election allows the Company to recognize these expenditures in the year incurred, rather than amortizing them over multiple years, consistent with the provisions made available under OBBBA.

The Company’s U.S. federal consolidated filing group includes certain international entities. Based upon results of operations for the years ended December 31, 2025, 2024 and 2023, it is determined that it is more likely than not that the Company will not realize the benefit from the U.S. federal, consolidated filing state, Newegg separate filing state, and Magnell separate filing state net deferred tax assets. As a result, the Company has recorded a full valuation allowance against those net deferred tax assets for the year ended December 31, 2025. The Company maintains valuation allowances against certain non-US loss corporations. Total valuation allowance against U.S. and non-U.S. deferred tax assets was $25.3 million and $28.4 million as of December 31, 2025 and 2024, respectively.

As required under ASU 2023-09, the Company has included only the portion of the valuation allowance related to federal deferred tax assets in the “change in valuation allowance” line of the rate reconciliation. The following table presents a reconciliation of the total change in the valuation allowance (in thousands):

	Year ended December 31,
	2025	2024
Beginning Balance	$28,410	$25,670
Change Charged to Income Tax Expense	(3,158)	2,740
Ending Balance	$25,252	$28,410

As of December 31, 2025, the Company has federal net operating losses (“NOL”) carryforward of $42.6 million and $56.5 million of apportioned state NOL carryforwards available to reduce future taxable income, subject to the 80% NOL rule introduced by the Tax Cuts and Jobs Act (“TCJA”) of 2017. The state NOL carryforwards begin to expire in 2030. The Company has $0.8 million of NOL carryforwards in Canada as of December 31, 2025. The Company has $7.9 million of NOL carryforwards in Taiwan, which will begin to expire in 2026. A partial valuation allowance was recorded on the NOLs in Taiwan. The Company has not provided for deferred income taxes on undistributed earnings of its foreign subsidiaries, as these amounts are considered indefinitely reinvested outside the United States. It is not practicable to determine the estimated income tax liability that might apply if these earnings were to be repatriated.

Uncertain Tax Positions

As of December 31, 2025, the total liability for income tax associated with unrecognized tax benefits was $4.0 million. The Company’s effective tax rate will be affected by any portion of this liability we may recognize. The Company does not believe it is reasonably possible that any of the uncertain tax benefits will be recognized in the next 12 months. As such, all uncertain tax positions, including accrued interest, have been classified as long-term taxes payable on the consolidated balance sheets.

A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

	Year ended December 31,
	2025	2024
Beginning Balance	$4,238	$4,242
Additions Based on Tax Positions Related to the Prior Year	830	101
Reductions Based on Tax Positions Related to the Prior Year	(711)	—
Additions Based on Tax Positions Related to the Current Year	105	—
Reduction Based on Tax Position Related to Settlements with taxing authorities	—	(105)
Reductions Based on Tax Position Related to a Lapse of the Applicable Statute of Limitation	(502)	—
Ending Balance	$3,960	$4,238

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as tax expense. For years ended December 31, 2025 and 2024, interest and penalties related to uncertain tax positions were $575,000 and $16,000, respectively, net of income tax benefits.

The Company files a consolidated federal income tax return in the United States, as well as combined and separate U.S. state income tax returns. Certain subsidiaries of the Company are subject to income tax in China, Taiwan, Hong Kong, and Canada. The statute of limitation with respect to U.S. federal income tax returns has expired for years prior to 2022. The relevant U.S. state statutes vary and years prior to 2018 are generally closed. The statute of limitation for foreign income taxes vary but have expired for years prior to 2020.

The Company is currently undergoing income tax examinations with the Internal Revenue Service for tax year 2022, New York City audit for the tax year of 2021, and Missouri audit for tax years 2022 through 2024. The Company is also under indirect tax examination by various state and local tax authorities for tax years 2021 through 2025. The Company believe that adequate amounts have been reserved for any adjustments that may ultimately result from these or other examinations.

The Organisation for Economic Co-operation and Development (“OECD”) Pillar Two rules establish a jurisdiction-based minimum effective tax rate of 15% for in-scope multinational enterprise groups (“MNE Groups”). These rules generally apply to groups with consolidated annual revenue of at least €750 million in two or more of the four preceding fiscal years, as determined from the consolidated financial statements of the Ultimate Parent Entity (“UPE”). An MNE Group consists of entities or permanent establishments operating in more than one jurisdiction that are included in consolidated financial statements, and UPE is the entity responsible for preparing or filing those consolidated statements.

The Company evaluated its potential exposure to Pillar Two for 2025 and determined that no current or deferred Pillar Two top-up tax was required. The Company will continue to monitor developments related to the Income Inclusion Rule (“IIR”), Undertaxed Profits Rule (“UTPR”), and Qualified Domestic Minimum Top-up Tax (“QDMTT”), assess eligibility for available safe harbors, and evaluate ongoing Global Information Return (“GIR”) filing obligations and broader Pillar Two compliance requirements

11.	Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.43696. Each share of common stock is entitled to one vote. At December 31, 2025 and 2024, the number of shares of common stock issued and outstanding were 20,972,505 and 19,478,394, respectively.

No common stock dividend was declared by the Company’s Board of Directors for the years ended December 31, 2025, 2024 and 2023.

ATM Equity Offerings

In July 2025, the Company entered into an ATM sales agreement (“2025 ATM Program”) under which it could offer and sell up to $65 million in shares of the Company’s common stock.

During the year ended December 31, 2025, the Company received net proceeds of approximately $35.2 million, net of $2.2 million in commissions and expenses, from the sale of 1,084,290 shares of common stock at an average fair value of $34.45 per share. The Company’s ATM program expired in October 2025 upon the expiration of the underlying Form F-3 shelf registration statement.

12.	Stock-Based Compensation

Legacy Newegg Inc. Stock Based Compensation

2005 Incentive Award Plan:

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

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the years ended December 31, 2025 and 2024, Newegg Inc. did not grant any stock options representing the right to purchase Newegg Inc. Common Stock.

The following table summarizes the activity for all stock options granted:

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2023	2,951,770	$12.00	6.46	$42,143
Exercised	(108,940)	11.00
Grant	—
Forfeited or expired	(21,756)	11.00
Outstanding at December 31, 2023	2,821,074	11.93	5.42	37,431
Exercised	(1,104,673)	8.80
Grant	—
Forfeited or expired	(58,549)	11.00
Outstanding at December 31, 2024	1,657,852	14.02	5.46	—
Exercised	(340,780)	10.95
Grant	—
Forfeited or expired	—
Outstanding at December 31, 2025	1,317,072	$14.80	4.46	$47,360
Vested and expected to vest at December 31, 2025	1,317,072	$14.80	4.46	$47,360
Exercisable at December 31, 2025	1,317,072	$14.80	4.46	$47,360

During the year ended December 31, 2025, stock options were exercised for 340,780 of the Company’s common stock. Cash exercises totaled 340,780 shares of the Company’s common stock with proceeds of approximately $3.7 million. The exercise prices were $10.95 per share during the year ended December 31, 2025.

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

During the years ended December 31, 2025, 2024 and 2023, the total intrinsic value of stock options exercised was $27.5 million, $11.3 million, and $1.7 million, respectively, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled nil, $1.4 million and $3.1 million, respectively.

As of December 31, 2025 and 2024 there were no unrecognized compensation costs related to nonvested options.

Newegg Commerce, Inc. Stock Based Compensation

2021 Equity Incentive Plan

On November 26, 2021, the Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on the Company’s Common Stock. A committee of the Board of Directors of the Company determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in control or similar transaction, the Company was originally able to issue a maximum of 368,745 of its Common Stock under the 2021 Plan. The Company issues new shares of its Common Stock from its authorized share pool to settle stock-based compensation awards.

On July 21, 2022, the Board of Directors approved the amendment of the 2021 Plan to increase the maximum share pool from 368,745 to 818,745 shares.

The following table summarizes the activity for all restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2023	231,413	$348.40
Granted	4,000	24.59
Vested	(77,441)	350.51
Cancelled	(8,249)	305.60
Unvested at December 31, 2023	149,723	341.02
Granted	3,500	17.63
Vested	(70,345)	351.28
Cancelled	(18,441)	297.44
Unvested at December 31, 2024	64,437	324.73
Granted	4,500	8.67
Vested	(59,430)	347.87
Cancelled	(2,379)	141.87
Unvested at December 31, 2025	7,128	$27.49

During the years ended December 31, 2025 and 2024, the Company granted 4,500 and 3,500 restricted stock units (“RSUs”), respectively, to its executives and employees. The vesting of each RSU is subject to the employee’s continued employment through applicable vesting dates. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. Compensation expense is recognized on a straight-line basis over the requisite service period of four years.

On August 13, 2022 the Company issued 277,289 performance-based vesting restricted stock units (“PRSUs”) to one of its executives over four performance periods where 69,323 PRSUs were granted for the year ended December 31, 2025 and 69,322 PRSUs were granted for each of the year ended December 31, 2024, 2023 and 2022. Each of the four performance periods will have a separate grant date and service inception date, and a separate requisite service period. The PRSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. The vesting of each PRSU is based on financial performance tied to GMV. The vesting of PRSUs is determined at the end of each of the four-year performance periods. The payout can vary from zero to 100% based on actual results and performance goals may be adjusted by the Compensation Committee from time to time in its sole discretion.

The following table summarizes the activity for all performance-based restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2023	69,322	$77.60
Granted	69,322	23.40
Vested	(69,322)	77.60
Cancelled	—	—
Unvested at December 31, 2023	69,322	23.40
Granted	69,322	18.20
Vested	(59,419)	23.40
Cancelled	(9,903)	23.40
Unvested at December 31, 2024	69,322	18.20
Granted	69,323	15.70
Vested	(69,322)	18.20
Cancelled	—	—
Unvested at December 31, 2025	69,323	$15.70

During the years ended December 31, 2025, 2024 and 2023, the compensation expense for all restricted stock units granted included in “Selling, general and administrative expenses” in the consolidated statements of operations totaled $21.7 million, $25.9 million and $30.5 million, respectively.

As of December 31, 2025 and 2024, there were $1.0 million and $21.1 million, respectively, of unrecognized compensation costs related to restricted stock units.

13.	Net Loss per Share

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

The following table summarizes the calculation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,
	2025	2024	2023
Net loss	$(4,881)	$(43,328)	$(58,990)

Basic earnings per share
Basic weighted average shares outstanding	20,114	19,285	18,928
Basic loss per share	$(0.24)	$(2.25)	$(3.12)

Diluted earnings per share
Basic weighted average shares outstanding	20,114	19,285	18,928
Dilutive effect of stock options	—	—	—
Diluted weighted average shares outstanding	20,114	19,285	18,928
Diluted loss per share	$(0.24)	$(2.25)	$(3.12)

The following shares were excluded from the calculation of diluted net loss per share calculation as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2025	2024	2023
Stock options	900	410	1,299
Restricted stock units	209	213	299
Warrants	6	6	6

14.	Commitments and Contingencies

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

15.	Employee Benefit Plan

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Participants may contribute up to 100% of their eligible compensation, subject to annual limits established by the Internal Revenue Service. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors and ranged from 3% to 4% of eligible compensation. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for each of the years ended December 31, 2025, 2024 and 2023 were $1.2 million, $1.0 million and $1.9 million, respectively. Contributions made by the Company are immediately 100% vested.

16.	Related Party Transactions

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The maturity date was subsequently extended to June 30, 2024. While Digital Grid has continued to make interest-only payments on the loan, the $15 million principal balance currently remains outstanding and the maturity date has not been subsequently extended. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Consolidated Balance Sheets as of December 31, 2025 and 2024.

During each of the years ended December 31, 2025, 2024 and 2023, the Company recorded interest income of $0.8 million from loans to affiliate in interest income in the consolidated statement of operations. As of December 31, 2025 and 2024, the amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the consolidated balance sheets was $0.2 million and $0.2 million, respectively.

Sales to Related Parties

Sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales to related parties during the year ended December 31, 2025, were $0.5 million. Sales to related parties during the years ended December 31, 2024 and 2023 were immaterial.

As of December 31, 2025 and 2024, amount due to related parties was immaterial.

17.	Segment Information

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

	For the Year Ended December 31,
	2025	2024	2023
Direct sales revenues (1)	$1,394,804	$1,123,489	$1,396,624
Marketplace revenues (2)	28,611	25,205	32,330
Services revenues (3)	21,053	86,882	68,009
Net sales	1,444,468	1,235,576	1,496,963
Gross profit	168,462	131,488	167,557
Salary and compensation	65,320	62,064	88,108
Credit card fees	34,429	28,045	35,324
Marketing expense	13,042	13,950	12,674
Professional fees	7,439	7,719	11,525
Other operating expenses (4)	28,530	33,302	43,909
Total operating expenses	148,760	145,080	191,540
Depreciation and amortization	7,590	10,704	13,441
Stock based compensation	21,659	27,255	33,660
Other income (5)	(4,666)	(8,223)	(12,094)
Net loss	$(4,881)	$(43,328)	$(58,990)

(1)	Includes all first-party product sales where the Company owns and sells its own inventories within its websites and third-party marketplace platforms.

(2)	Includes all the commission revenues earned from sales made by sellers on its websites.

(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

(4)	Consists primarily of warehouse rent, warehouse supplies, software support & subscription, small equipment expenses, and bad debt expenses.

(5)	Consists primarily of other non-operating related income, provision for income taxes, gain from sales of investment, interest income/expense, and impairment of equity method investment.

The following table summarizes net sales by product category (in thousands):

	Year Ended December 31,
Net Sales by Product Category	2025	2024	2023
Components & Storage	$961,361	$743,514	$910,772
Computer System	310,728	269,414	327,263
Software & Services	63,795	59,097	55,091
Office Solutions	59,915	71,083	80,767
Networking & Smart Home	36,519	19,999	19,191
Others	12,150	72,469	103,879
Total Net Sales	$1,444,468	$1,235,576	$1,496,963

Geographic Information

Revenue by geography is based on where the customer is located. Long-lived assets, net includes property and equipment, net. The following tables set forth revenue and long-lived assets, net by geographic area (in thousands):

	Year Ended December 31,
	2025	2024	2023
United States	$1,338,814	$1,131,697	$1,362,423
Canada	96,215	90,037	114,948
Rest of world	9,439	13,842	19,592
Total	$1,444,468	$1,235,576	$1,496,963

	As of December 31,
	2025	2024
United States	$29,472	$33,391
Canada	55	51
Rest of world	15,481	17,733
Total	$45,008	$51,175

18.	Subsequent Events

Revolving Credit Facility

On March 4, 2026, the Company repaid in full the outstanding balance under the July 2015 revolving credit facility described in Note 8 - Line of Credit. This line of credit had an outstanding balance of $4.1 million as of December 31, 2025. The Company recorded no gain or loss on the repayment and has no remaining obligations under this credit agreement.

Detention of Mr. He

On January 20, 2026, Hangzhou Lianluo publicly announced, and the Company disclosed in a Form 6-K filed with the SEC, that Mr. He had been detained by the Haibei Prefecture Supervisory Commission, a provincial-level supervisory authority of the People’s Republic of China, pursuant to a Notice of Detention and Notice of Investigation. On February 24, 2026, Hangzhou Lianluo announced that Mr. He had been released from detention and had resumed his normal duties.

Appointment of Mr. Burns to the Board

On February 2, 2026, Brian Burns, Jr. was appointed to the Board of the Company. Mr. Burns was nominated to serve on the Board by Mr. Vladimir Galkin. Mr. Burns’ nomination was approved unanimously by the Board. To the best of Company’s knowledge, there is no agreement or arrangement between Mr. Galkin, Mr. Burns, or any other person relating to Mr. Burns’ appointment to the Board. However, procedurally, Mr. Burns is one of four Board appointees that Digital Grid (Hong Kong) Technology Co., Limited, is entitled to make to the Board pursuant to Article 8.1(ii) of the Company’s Amended and Restated Memorandum and Articles of Association.

Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the Company’s Report on Form 6-K, filed April 7, 2025).
1.2	Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
1.3	First Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on April 28, 2022).
1.4	Second Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on September 2, 2022).
1.5	Third Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Company’s Report on Form 6-K filed on August 15, 2025).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
2.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.1	Form of Merger Agreement, by and among LLIT, Lightning Delaware Sub, Inc., and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.2	Form of Disposition Agreement, by and between LLIT and Beijing Fenjin Times Technology Development Co., Ltd. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.3*	Newegg’s 2005 Incentive Plan, as Amended (incorporated by reference to the Company’s Registration Statement on Form F-1, filed October 26, 2020).
4.4*	Employment Agreement by and between Anthony Chow and Newegg Commerce, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.5*	Form of Employment Agreement by and between Newegg Commerce, Inc. and certain of its executive officers (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.6*	Notice of Grant of Award of Restricted Stock Units (incorporated by reference to the Company’s Report on Form 6-K filed on September 2, 2022).
4.7	Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.8	First Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.9	Second Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2025).
4.10	Third Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2025).
4.11	Fourth Amendment to Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries.
4.12	Revolving Credit and Security Agreement, by and among East West Bank, the Lender Parties thereto, Newegg and Newegg’s subsidiaries, dated October 10, 2025.
4.13	Pledge Agreement, by and among East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.14	Pledge and Security Agreement, by and among East West Bank, Newegg Tech, Inc. and ChiefValue.com, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.15	Guaranty and Suretyship Agreement, by and among East West Bank, Newegg Tech, Inc., ChiefValue, Inc. and NuTrend Automotive, Inc. (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.16	Intercompany Subordination Agreement, by and East West Bank, Newegg and Newegg’s subsidiaries (incorporated by reference to the Company’s Report on Form 6-K filed August 27, 2021).
4.17	Letter Agreement, between East West Bank and Newegg (incorporated by reference to the Company’s Registration Statement on Form F-1/A, filed December 10, 2021).
4.18*	Newegg Commerce, Inc. 2021 Equity Incentive Plan (incorporated by reference to the Company’s Report on Form 6-K, filed November 29, 2021).

4.19	Supplemental Agreement dated April 22, 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2022).
4.20	Amended and Restated Supplemental Agreement dated December 2022 between Digital Grid, Bank of China Limited Zhejiang Branch, Newegg Inc., Newegg Commerce, Inc., and Hangzhou Lianluo (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.21	Purchase and Sale Agreement by and between BSP Senita Gateway Center, LLC and Newegg Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023).
4.22†	Sales Agreement by and between Newegg Commerce, Inc. and Needham & Company, LLC (incorporated by reference to the Company’s Report on Form 6-K, filed July 15, 2025)
8.1	List of Significant Subsidiaries.
11.1	Newegg Commerce, Inc. Insider Trading Policy (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 28, 2025).
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2	Certification of Interim Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Interim Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1	Consent of Independent Registered Public Accounting Firm.
97.1	Newegg Commerce, Inc. Clawback Policy (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 24, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Schema Document.
101.CAL	Inline XBRL Calculation Linkbase Document.
101.DEF	Inline XBRL Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL document and included in Exhibit 101).

*	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10). The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2026	NEWEGG COMMERCE, INC.

/s/ Anthony Chow
Anthony Chow
Chief Executive Officer